UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 31, 2011
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X             Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No X
Enclosure: Press release
ANGLOGOLD ASHANTI ANNUAL REPORT 2010 PREPARED IN
ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING
STANDARDS

Annual Financial Statements 2010
pure
gold

Forward-looking statements
Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditure, and the outcome and consequence of any pending litigation proceedings, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-
looking statements as a result of, amongst other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such risk factors, refer to the section titled “Risk management and internal controls” in these annual financial statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of these annual financial statements or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to
AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
TT Mboweni
Chairman
TJ Motlatsi
Deputy Chairman
FB Arisman
Non-executive director
M Cutifani
Chief executive officer
R Gasant
Non-executive director
WA Nairn
Non-executive director
LW Nkuhlu
Non-executive director
F Ohene-Kena
Non-executive director
SM Pityana
Non-executive director
S Venkatakrishnan
Chief financial officer
AngloGold Ashanti board of directors
as at 31 December 2010

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Contents
Areas of focus in this report
Introduction
Vision, mission and values
P2
Scope of the report
P4
Corporate profile
P6
Strategy
P10
Group overview 2010
P12
Review
of the year
Chairman’s statement
P14
CEO’s review
P16
Review by the Chairman of the Audit and Corporate Governance Committee
P22
CFO’s report
P32
Scorecard 2010
P44
Project ONE
P46
Five-year summaries
P50
Operations at a glance
P54
Review of operations
P56
Greenfield projects
P121
Global exploration
P128
Mineral Resource and Ore Reserve – a summary
P134
Gold, uranium and silver markets
P142
Governance
Board of directors and executive management
P146
Group information
P150
The regulatory environment enabling AngloGold Ashanti to mine
P153
Mine site rehabilitation and closure
P163
Gold production
P164
Sustainable development – a summary
P167
Corporate governance
P174
Risk management and internal controls
P194
Directors’ approval
P212
Secretary’s certificate
P212
Report of the independent auditors
P213
Directors’ report
P214
Remuneration report
P226
Financial
statements
Group financial statements
P236
Company financial statements
P338
Principal subsidiaries and operating entities
P371
Other
Non-GAAP disclosures
P372
Glossary of terms and Non-GAAP metrics
P379
Shareholder information
P385
Administrative information
P390

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AngloGold Ashanti Annual Financial Statements 2010
Vision, mission and values
Our
vision
Our
mission
to be the leading
mining company
To create value for our shareholders, our employees and our business and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold and we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.

P

Safety is our first value.
We place people first and correspondingly put the highest
priority on safe and healthy practices and systems of work. We are responsible for seeking out new and innovative ways to
ensure that our workplaces are free of occupational injury and illness. We live each day for each other and use our collective commitment, talents, resources and systems to deliver on our most important commitment ... to care.
We treat each other with dignity
and respect.
We believe that individuals who are treated with respect and who are entrusted to take responsibility respond by giving
their best. We seek to preserve people's dignity, their sense of self-worth in all our interactions, respecting them for who they are and valuing the unique contribution that they can make to our business success. We are honest with ourselves and
others, and we deal ethically with all of our business and
social partners.
We value diversity.
We aim to be a global leader with the right people for the right jobs. We promote inclusion and team work, deriving benefit from the rich diversity of the cultures, ideas, experiences and skills that each employee brings to the business.
We are accountable for our actions
and undertake to deliver on our
commitments.
We are focused on delivering results and we do what we say
we will do. We accept responsibility and hold ourselves
accountable for our work, our behaviour, our ethics and our
actions. We aim to deliver high performance outcomes and
undertake to deliver on our commitments to our colleagues,
business and social partners, and our investors.
The communities and societies in
which we operate will be better off for
AngloGold Ashanti having been there.
We uphold and promote fundamental human rights where we
do business. We contribute to building productive, respectful and mutually beneficial partnerships in the communities in
which we operate. We aim to leave host communities with a
sustainable future.
We respect the environment.
We are committed to continually improving our processes in
order to prevent pollution, minimise waste, increase our
carbon efficiency and make efficient use of natural resources.
We will develop innovative solutions to mitigate environmental and climate risks.
Our
values

These reports and documents communicate all relevant
aspects of AngloGold Ashanti’s operating, sustainability and financial performance for the 2010 financial year, from
1 January 2010 to 31 December 2010. Those to whom the
company seeks to communicate include: shareholders;
investors; employees and their representatives; the
communities within which AngloGold Ashanti operates; and
regional and national governments.
The Annual Financial Statements 2010 presents an
extensive review of the year in both web-based and printed
formats, and was prepared in accordance with: International
Financial Reporting Standards (IFRS); the South African
Companies Act, 61 of 1973 (as amended); and the Listings
Requirements of the JSE Limited (JSE). In compiling the
Annual Financial Statements 2010 and the Sustainability
Report 2010, the guidelines on integrated reporting of the King
P
4
AngloGold Ashanti Annual Financial Statements 2010 Scope of the report
Scope of the report
AngloGold Ashanti
best practice
in line with
global
reports
AngloGold Ashanti’s suite of 2010 annual reports includes:
· Annual Financial Statements 2010
· Mineral Resource and Ore Reserve Report 2010
· Sustainability Report 2010
· Annual Review 2010

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Report on Governance for South Africa 2009 (King III) were
taken into account. This report, which includes a separate
Notice of Meeting, is submitted to the JSE in South Africa, as well as the stock exchanges in London, New York, Ghana,
Australia, Paris and Brussels. It is also submitted the United
States Securities and Exchange Commission (SEC) on a Form
6-K. In compliance with the rules governing its listing on the
New York Stock Exchange and in accordance with the
accounting principles generally accepted in the US,
AngloGold Ashanti prepares an annual report on Form 20-F.
The Form 20-F for the 2010 financial year must be filed with the SEC by no later than 30 June 2011.

In the Mineral Resource and Ore Reserve Report 2010,
AngloGold Ashanti's Mineral Resources and Ore Reserves are
reported in accordance with the South African Code for
Reporting of Exploration Results, Mineral Reserves and
Mineral Resources (SAMREC 2007 Edition) and the
Australasian Code for Reporting of Exploration Results,
Mineral Resources and Ore Reserves (JORC 2004).
Competent persons in terms of these codes have prepared,
reviewed and confirmed the Mineral Resources and Ore
Reserves reported. The Annual Financial Statements 2010
contains a summary of the group’s Mineral Resource and Ore
Reserve as detailed in the Mineral Resource and Ore Reserve
Report 2010. These Ore Reserves are used in the preparation
of the annual financial statements in accordance with IFRS.

The Sustainability Report 2010, Sustainable Gold, provides
an account of AngloGold Ashanti’s sustainability performance in 2010. It covers six key focus areas for 2010:

· Improving operational safety performance;
· Managing health impacts that arise at our operations and in our communities;
· Operating with due respect for human rights;
· Delivering sustainable economic benefits, including to the communities which host our operations;
· Recognising and reporting explicitly on exploration and closure in the life cycle of our operations; and
· Conducting effective stewardship of the environment and
   of the natural resources that we use, primarily land, water and energy.
The report gives context and outlines the approach for each
area. It also provides particulars of the work that has been undertaken in that area, targets that have been set and
performance against these targets. Supplementary information on our website presents more detailed disclosure on
performance against relevant Global Reporting Initiative (GRI)
indicators, the sustainable development framework of the
International Council on Metals and Mining (ICMM) and the
principles of the UN Global Compact (UNGC).

A separate summary report, the Annual Review 2010, which
contains extracts of key information from the Annual Financial
Statements 2010, the Sustainability Report 2010 as well as the notice of meeting to shareholders and the form of proxy, has been produced for distribution to all shareholders.

A compact disc, containing the web-based versions and
downloadable pdfs of these reports, will be distributed to all shareholders together with the Annual Review 2010.

Hard copies of all these reports, which are integral to
AngloGold Ashanti’s communication programme with its
shareholders and business partners, may be requested from
the contacts listed at the end of this report.

Note:

· Unless otherwise stated, $ or dollar refers to US dollars
   throughout this suite of reports.
· References to “group” and “company” are used
   interchangeably in the narrative of this report, except in the financial statements of the group and company.
· “Statement of financial position” and “balance sheet” are
   used interchangeably in the narrative of this report.
· To familiarise yourself with the terminology used in this
   report, please refer to Non-GAAP disclosures and the
   Glossary of terms and Non-GAAP metrics.
· Locations on maps are for indication purposes only.

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AngloGold Ashanti Annual Financial Statements 2010
Corporate profile
Corporate profile
We truly cover the world
producer
A truly
global
gold
of
Headquartered in Johannesburg, South Africa, AngloGold
Ashanti has 20 operations on four continents and several
exploration programmes in both the established and new gold-
producing regions of the world.
AngloGold Ashanti employed 62,046 people, including contractors, in 2010 and produced 4.52Moz of gold (2009: 4.60Moz),
generating $5.3bn in gold income (2009: $3.8bn). Capital
expenditure in 2010 amounted to $1,015m (2009: $1,027m).
As at 31 December 2010, AngloGold Ashanti’s Ore Reserve
totalled 71.2Moz.
Focused on returns
AngloGold Ashanti endeavours to maximise the returns
delivered to shareholders throughout the economic cycle, by
producing gold safely, responsibly and efficiently.
Our business
Exploration
The group’s exploration programme, which covers greenfield,
brownfield, and more recently, marine exploration, is
conducted either directly or in collaboration with partners.
The group’s foremost recent greenfield discovery is the La
Colosa deposit in Colombia (see map for regions of active
greenfield exploration). Brownfield exploration is conducted around existing operations. In October 2009, the group
established a joint venture to explore for marine mineral
deposits on the continental shelf. This complements
AngloGold Ashanti’s existing terrestrial exploration and
mining activities.
Operations
In addition to the six deep-level mines and one surface
operation in South Africa, AngloGold Ashanti has surface and underground mining operations in the Americas, Australia and elsewhere on the African continent. The Tau Lekoa mine in
South Africa was sold during 2010. In addition to gold,
valuable by-products – silver, sulphuric acid and uranium – are produced in the process of recovering the gold mined at
certain operations.
Marketing
Once processed to the doré (unrefined gold bar) stage at
AngloGold Ashanti’s operations, this product is dispatched to various precious metal refineries where the gold is refined to a

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Q4 2010
Fatality-free
quarter
Index of AngloGold Ashanti share price on NYSE
Philadelphia Stock Exchange Gold & Silver Index
July 2008
Restructuring of hedge
book begins
20 May 2009
Issue of 3.5% convertible
bonds of $732.5m, due 2014
29 June 2009
Sale of interest in
Boddington completed
31 July 2009
Hedge book reduced by 1.4Moz
to 3.9Moz, which is less
than one year’s production
21 April 2010
$1bn, four-year revolving
credit facility secured
14 September 2010
Launch of concurrent equity and
mandatory convertible subordinated
bond offerings
7 October 2010
Hedge book eliminated
7 July 2008
Rights offer raises $1.7bn
6 May 2008
Announcement of significant
exploration results at La Colosa
21 November 2008
$1bn syndicated loan with Standard
Chartered announced
-80
-60
-40
-20
0
20
40
60
Q2 08
Q3 08
Relative share price performance
(%)
Q4 08
Q1 09
Q2 09
Q3 09
Q4 09
Q1 10
Q2 10
Q3 10
Q4 10
purity of at least 99.5%, in accordance with the standards of
‘good delivery’ as determined by the London Bullion Market
Association. It is then sold to bullion banks or refiners. Gold has been a much sought after source of wealth over the
centuries, be it as an investment, a store of value, or as
jewellery. AngloGold Ashanti campaigns actively to promote
the demand for gold.
Built for purpose
Since launching its new business strategy at the end of March
2008, AngloGold Ashanti has significantly restructured its
portfolio and rebuilt its balance sheet to create the operating and financial foundation to achieve production growth from
5.4Moz to 5.6Moz by 2014. Operating cash flow has
increased markedly following the elimination of the hedge
book, as well as the implementation of Project ONE, the
business improvement intervention, and the higher gold price.
AngloGold Ashanti has also continued to invest in its industry-
leading exploration team to build on its unmatched record of new gold discoveries and to grow its world-class gold
endowment. Longer-term debt has also been introduced into
the balance sheet, thereby greatly enhancing the capacity to fund a significant project pipeline, while maintaining strict capital discipline and driving shareholder returns.
United States
52.60%
South Africa
22.54%
United Kingdom
11.73%
Ghana
2.95%
France
2.35%
Rest of Europe
2.56%
Rest of Americas
1.20%
Rest of the world
4.07%
Geographic distribution of shareholders
as at 31 December 2010

United States
Cripple Creek & Victor 233,000oz
Colombia
La Colosa
Gramalote
Brazil
Serra Grande
77,000oz
AGA Mineração
338,000oz
Operations
Projects
Argentina
Cerro Vanguardia
194,000oz
Location of AngloGold Ashanti operations and major greenfield projects
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8
AngloGold Ashanti Annual Financial Statements 2010
Corporate profile
Corporate profile
We truly cover the world
gold
Our primary
focus
is

Mali
Morila 95,000oz
Sadiola 118,000oz
Yatela 60,000oz
Guinea
Siguiri 273,000oz
Ghana
Iduapriem 185,000oz
Obuasi 317,000oz
DRC
Mongbwalu
Kibali
Namibia
Navachab 86,000oz
Tanzania
Geita 357,000oz
Australia
Sunrise Dam 396,000oz
Tropicana
South Africa
Vaal River
Great Noligwa
132,000oz
Kopanang 305,000oz
Moab Khotsong 292,000oz
Tau Lekoa 63,000oz
Surface operations 179,000oz
West Wits
Mponeng
532,000oz
Savuka 22,000oz
TauTona 259,000oz
(1)
(1)
Sold effective 1 August 2010
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AngloGold Ashanti Annual Financial Statements 2010
Strategy
AngloGold Ashanti’s business strategy is reviewed regularly to determine progress in its implementation against the backdrop of a dynamic operating and regulatory environment. These
evaluations allow for tactical adjustments necessary to achieve the ultimate goal of becoming “the leading mining company”.
AngloGold Ashanti has defined its strategic focus in five parts:
· Recognise that “People are the business” – organisational
development is a strategic value driver for the group;
· Maximise margins – manage both revenue and costs to
ensure delivery and protection of returns throughout the
economic cycle;
· Manage the business as an asset portfolio – use capital
deployment optimisation approaches to support delivery of
return targets;
· Grow the business – have a definite strategy for both organic growth and growth by acquisition and be opportunistic in
seeking value accretive targets; and
· Embrace sustainability principles – understand and focus
on creating value for both business and social partners to
manage risk and opportunity.
The key components of each of the strategy points are as follows:
People are the business
AngloGold Ashanti recognises that “People are the business”
and through its:
· Mission, defines a clear view of the organisation;
· Vision, reflects a clear and consistent view of the
organisation’s future;
· Values, recognises that the process used to achieve results is as important as the results themselves;
· Business Process Framework, defines the policy,
standards and operating framework necessary to establish
a flexible and responsive work model within which people
have the opportunity to be creative and realise their
potential; and
· Organisational model, ensures that the right person, does
the right work, in the right way and at the right time.
Maximise margins
AngloGold Ashanti seeks to ensure sustainable value and
maximise returns by:
· Managing revenues to ensure that full value is realised from its products by:
·  managing product sales to realise premiums for the
   delivery of a superior quality product and by exploring
   other value adding initiatives;
·  delivering products of a consistent quality, on time; and
·  offering exposure to spot prices.

· Managing costs to protect margins and returns on capital
   employed by:

· applying resource development stratagies to maintain
 operating margins over the life cycle of the assets;

· protecting critical margins where appropriate;

· maintaining costs below the industry's mean in order to
  minimise risks to cash flow and returns in a volatile price environment; and

· Optimising capital deployment by investing only in assets
  and growth opportunities which offer superior returns.
Strategy
Striving to be the
leading
mining
company

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Manage the business
Meeting commitments is a critical objective and includes:
· ensuring safe work practices and a healthy workforce;
· generating returns on capital of more than 15% through
  the cycle;
· meeting production and cost targets;
· managing costs to maximise margins and return on capital
  employed over the life cycle of all operations and projects;
· maximising revenues; and
· implementing Project ONE (refer page 46) to standardise all operating procedures and achieve key five-year goals. The
  five-year goals agreed in 2008 were:
· a 70% reduction in accident rates;
· a 30% inprovement in overall productivity (in terms of
  ounces of gold produced per employee);
· a 60% reduction in reportable environmental incidents;
· a 20% increase in gold production;
· a 25% reduction in real IFRS total cash costs per ounce; and
· to deliver an average return on captital of above 15%.

Given the progress achieved to date, the board reviewed
and amended the following key five-year goals in late 2010
for the period 2011-2015 as follows:
· Safety – an all injury frequency rate of less than 9 per million hours worked by 2015;
· Productivity – 20% improvement in oz/TEC by 2015;
· Environment – 30% reduction in reportable incidents
  by 2015;
· Production (attributable ounces produced) – between
  5.4Moz and 5.6Moz, an improvement of 20% on base;
· Total cash cost per ounce – a 20% improvement in real unit costs by 2015 (adjusted for mining inflation); and
· Return on shareholders’ equity (%) – 15% through the cycle to 2015.

Manage the business as an asset portfolio
AngloGold Ashanti regularly reviews and ranks each asset and project as part of its annual business planning process. This ranking is both absolute and relative to its peer group, with the aim of:

· ensuring that individual assets and projects meet or exceed specified risk-adjusted rates of return;
· identifying the strengths and weaknesses of the portfolio, with particular focus on portfolio risk;
· implementing strategies to identify optimal orebody
  capability;
· applying methods and design to ensure optimal operating
  performance;
·ensuring the application of detailed planning and scheduling, together with the use of best-practice operating methods
associated with each asset;
·optimising returns from existing assets and growth
opportunities; and
·selling those assets that no longer meet the company’s
criteria at attractive valuations.

Grow the business

AngloGold Ashanti seeks to further enhance shareholder value through:

· Exploration – leveraging its asset portfolio and landholdings through greenfield and brownfield exploration and
  development while targeting new opportunities;
· Brownfield development – the development portfolio
  comprises board approved projects including: the Tropicana gold project in Australia; the Córrego do Sítio and Lamego projects in Brazil; the Mine Life Extension project at Cripple
  Creek & Victor in the United States; the Ventersdorp Contact
  Reef project at the Mponeng mine in South Africa; and
  others undergoing feasibility studies in Argentina, Brazil,
  Colombia, the Democratic Republic of the Congo, Mali,
   Namibia, South Africa and the United States;
· New projects – by promoting organic growth and
  leveraging current positions;
· Mergers and acquisitions – by selectively pursuing value
  accretive merger and acquisition opportunities; and
· Logical incrementalism – by maximising the value of other
  commodities within an existing and developing asset portfolio.

Embrace sustainability principles

AngloGold Ashanti seeks to embrace sustainability principles to create business and social partnerships based on mutual
value creation. This approach includes:

· Safety and health – ensuring that commitment to the welfare of people remains the company’s most important value;
· Environment – by managing the impact on the environment,
  meeting commitments made to host communities and
  ensuring AngloGold Ashanti is the preferred development
  partner for mining projects;
· Community relations – establishing relationships and
  developing strategies that support the creation of unique
  value for various community partners;
· Institutional relations – working through the respective
  government and other local institutions, while respecting the values and traditions of each jurisdiction; and
· Political relationships – managing relationships in a
  manner consistent with the company’s values.

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AngloGold Ashanti Annual Financial Statements 2010
Group overview 2010
Key features 2010
· All injury frequency rate (AIFR) improved by
  11% to 11.50 per million hours worked;
· Record adjusted headline earnings
  (excluding the impact of accelerated hedge
  buy-backs) of $787m, a result of improved
  margins due to higher received prices;
· Production of 4.52Moz at a total cash
  cost of $638/oz, within exchange-rate
  adjusted guidance;
· Geita, Cripple Creek & Victor and South
  Africa turnarounds successfully executed;
· Complete elimination of the hedge book,
  thus providing full exposure to the
  prevailing gold spot price;
· Securing AngloGold Ashanti’s international
  investment grade credit ratings;
· Introduction of long-term tenor to the
  statement of financial position with the
  issue of two rated bonds maturing in 10 and
  30 years and mandatory convertible bonds
  due in 2013; and
· A full year dividend of 145 South African
  cents per share (approximately 20 US
  cents per share), 12% higher than the
  previous year of 130 South African cents
  (17 US cents per share).
Group overview 2010
06
07
08
Gold production
(000oz)
09
10
5,477
4,982
5,635
4,599
4,515
06
07
08
Cash flow from operating activities*
($m)
09
10
866
584
1,106
1,299
1,669
* Excludes hedge buy-back costs
4,515 000oz
$1,669 m

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06
07
08
All injury frequency rate
(per million hours worked)
20.95
16.66
22.83
09
10
12.88
11.50
06
07
08
Market capitalisation
($bn)
09
10
11.9
9.8
13.2
14.6
18.8
$18.8
bn
11.50
Group overview 2010 – key data
2010
2009
% change
Gold produced
(000oz)
4,515
4,599
(2)
Average gold spot price
($/oz)
1,227
974
26
Average received gold price
($/oz)
561
751
(25)
Average received gold price excluding hedge buy-back costs
(1)
($/oz)
1,159
925
25
Total cash costs
($/oz)
638
514
24
Total production costs
($/oz)
816
646
26
Ore Reserve
(2)
(Moz)
71
71
1
Revenue
($m)
5,514
3,916
41
Gold income
($m)
5,334
3,768
42
Adjusted headline loss
(3)
($m)
(1,758)
(50)
3,416
Adjusted headline earnings excluding hedge buy-back costs
(4)
($m)
787
708
11
Adjusted headline earnings excluding hedge buy-back costs
(US cents/share)
212
196
8
Dividends per ordinary share
(SA cents/share)
145
130
12
Average exchange rate
(R/$)
7.30
8.39
(13)
Exchange rate at year-end
(R/$)
6.57
7.44
(12)
Share price at year-end:
JSE
(R/share)
326.90
306.29
7
NYSE
($/share)
49.23
40.18
23
Market capitalisation at year-end
($m)
18,767
14,555
29
Note:
(1)
Average received gold price during 2010 excluding the effects of hedge buy-back costs at $1,159/oz is 25% higher than 2009, 5.5% discount to the spot gold price and better than the guidance of 8% to 10%.
(2)
After adjusting for the Tau Lekoa sale, Ore Reserve increased by 1% from 70.6Moz to 71.2Moz.
(3)
Headline loss adjusted for unrealised non-hedge derivatives, fair value adjustments on the option component of the convertible and mandatory convertible bonds, adjustments to other commodity contracts and deferred tax thereon. Refer to Non-GAAP disclosure note 1 on page 372.
(4)
Refer to Non-GAAP disclosure note 1 on page 372.
per million
hours worked

It is my pleasure and privilege to address to you my first
chairman’s statement since taking office during 2010.
When I was approached for discussion about the position,
there were two matters about which I felt I had to satisfy
myself. The first one was that I wanted to see the company
showing, practically, that they were serious about curbing
injuries and deaths in mine accidents. The second was their
intention in relation to the closing out of the hedge book.
On the first, I was very pleased to be assured that, led by Mark
Cutifani, the executives at AngloGold Ashanti work very hard at ensuring that safety is indeed our first priority. The improvement in the fatal accident rate of close to 70% since 2007, is
evidence of these efforts. Yet we are aware that the rate of improvement has slowed somewhat in recent years, and we
look forward to the next step change on the way to achieving our goal of making employee fatalities a thing of the past.
I would like to convey my and the company’s condolences to
the families and friends of the fifteen employees who died in mining accidents during the course of 2010, and give my
assurances to them, and to all employees and their loved
ones, that safety is a priority that will remain in place.
On the matter of the hedge book, the wish became reality
within just a few months. During October, we were able to
announce the achievement of that goal, opening up to
shareholders the benefits of full exposure to the spot gold price.
That occurred shortly after two leading credit rating
agencies affirmed the company’s international investment
grade credit ratings.
The unhedged position and strong balance sheet leave the
company extremely well placed to pursue our substantial
project pipeline, assisted further by a gold price that appears likely, at the very least, to sustain itself within the range experienced in the year under review.
Continuing uncertainty about the prospects for economic
recovery in the US, Europe and Japan, and the fiscal measures implemented to mitigate the economic difficulties, have
underpinned the role of gold as an investment commodity, and hence the gold price rise of the past two years or so.
Notwithstanding the higher gold price, fabrication demand for gold grew by 13.4% in 2010, though admittedly off a relatively low base. Most of the growth was thanks to increased
demand for gold jewellery in India and, to a lesser extent,
China. In both markets AngloGold Ashanti expends much
energy in gold marketing activities.
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14
AngloGold Ashanti Annual Financial Statements 2010
Chairman’s statement
Podcast available at www.aga-reports.com/10/podcasts.htm
Tito Mboweni discusses his thoughts on the
way forward for AngloGold Ashanti
Chairman’s statement
A company with
to excellence
committed
vision,

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However, it is not the bullish gold market that distinguishes this company. What has encouraged me the most in my short time
on the board of AngloGold Ashanti is the company’s vision and commitment to excellence. The elimination of the 11.3Moz gold hedge since 2008, during a period of unprecedented
international economic and financial distress, is, in my view, but one illustration of these attributes.
Equally illuminating are the methodical efforts incorporated in
Project ONE to enhance efficiencies at our operations and
throughout the business. Particularly pleasing is the turnaround at the Geita Gold Mine in Tanzania, while notable progress has also been made at the Mponeng Plant in South Africa and the
South American operations.
It is important to emphasise the holistic nature of Project ONE.
In addition to operating efficiencies, it incorporates a range of targets related to both our people and sustainability issues, such as safety and environmental management, all of which are key components of AngloGold Ashanti’s strategic drive.
As a mining company committed to responsible corporate
citizenship, operating around the world is becoming
increasingly complex. From government attempts to impose
punitive taxes in Australia to the instability prior to the welcome advent of democracy in Guinea, AngloGold Ashanti has been
challenged to play a responsible role.
The value of high-quality social dialogue is best illustrated in
South Africa, where the Mining Charter was reviewed during
the course of the year and a new version published in
September. This compact between government, business and
labour seeks to set out processes and targets aimed at
gradually eliminating the country’s and the industry’s apartheid legacy without damaging the industry’s competitiveness. We
are of the view that the outcome effectively achieved these
dual goals.
As was the case with the initial 2004 charter, AngloGold
Ashanti again played an important role in this achievement
through our CEO Mark Cutifani’s senior leadership position in the South African Chamber of Mines.
As a mining company, we have an obligation to the societies in which we operate to ensure, as our values state, that they are better off for our having been there. Naturally mining, as with all economic activity, will have an impact on the social and physical environment. Not all of that will be immediately
positive. However, AngloGold Ashanti is committed to
ensuring that, on balance, the positive consequences
significantly outweigh the negative. We accept, further, that our responsibility as a good corporate citizen is not only to ensure that that is the case, but also to be open and responsive to those who would want to express their concerns. The board
will continue to encourage the executive to sharpen its focus in this regard.
I would like to thank my fellow board members, management
and staff at AngloGold Ashanti for all they have done to
welcome me to the company and for the support given to me
in exercising my responsibilities as chairman.
I would like to welcome Rhidwaan Gasant, who joined the
board in August, bringing in additional financial expertise and experience in the resources sector. The wisdom in appointing him is already apparent. We also welcome Fred Ohene-Kena
who brings his extensive knowledge of the Ghanaian society,
and its mining sector in particular.
I would like to pay tribute to my predecessor Russell Edey.
During Russell’s tenure, AngloGold Ashanti was transformed
from a leading South African corporation into a leading
international one. I can only hope to be able to emulate the wisdom he showed in so doing.
Finally, James Motlatsi announced his retirement from the
board, with effect from 17 February 2011. As one of the original directors of AngloGold Ashanti when it was formed in 1998,
James provided both continuity and critical leadership during the changing times and has served all AngloGold Ashanti
stakeholders with great distinction. His retirement allows him the opportunity to pursue new interests. On behalf of the board and management, and indeed on my own behalf, I extend our
thanks and best wishes to James for the future. Rea leboga
Ntate! (Thank you, Sir).
The board will, in the coming months, be taking action to
replace the expertise lost and, generally, work towards building an even better balance of knowledge, experience and skill.
TT Mboweni
Chairman
11 March 2011

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AngloGold Ashanti Annual Financial Statements 2010
CEO’s review
In putting pen to paper to share with you my thoughts on
2010, I must first make a very simple observation. The
elimination of the hedge book, the rebuilding of our financial foundations through the reconstruction of the balance sheet, and the progress on improving operational performance all
point to 2010 being a landmark year for AngloGold Ashanti.
Combined with a steadily strengthening market and price for
our product, we see a bright future for the company, our
shareholders, our employees and all our business partners.
Gold chalked up its 10th consecutive annual increase in 2010 as investors looked for a safe haven from countless economic disruptions and potential dislocations across the globe.
The second major round of quantitative easing began in the US as the Federal Reserve used an already-extended balance
sheet to kick start meaningful growth in the economy, raising renewed concern over the long-term health of the dollar and
the rising spectre of inflation. Japan moved aggressively to devalue its currency in order to fan demand for its exports and revive a flagging economy.
Being
unhedged,
we can better leverage
a rising
gold price
CEO’s review
Podcast available at www.aga-reports.com/10/podcasts.htm
Mark Cutifani discusses his views on the
outlook for AngloGold Ashanti

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A booming economy in China brought the threat of runaway
consumer price increases ever closer. In Europe, intensifying sovereign debt concerns deepened economic and political fault lines between euro members, raising doubts over the future of the common currency. A conflagration on the Korean peninsula once again threatened to tip the region into crisis. Against this heightened risk backdrop it was hardly surprising that gold
reached a high for the year of $1,431/oz in early December.
Notwithstanding the strong price rally, consumer demand
increased, with the world jewellery sector rising an estimated
16% in 2010.
All the while, there remained a dearth of large, new discoveries to replace gold production. Depletion of the world’s major
orebodies continued, cost pressures mounted as currencies of commodity producing nations strengthened against the dollar, and higher labour costs and metal prices spurred input costs of everything from power to drill steels, reagents and grinding media. Despite a decade of higher prices, the supply response from the gold industry remained muted. It has perhaps never
been clearer that, with the average, all-inclusive cost of
production for the industry at more than $1,000/oz, the
fundamentals remain supportive of the gold price. Once the
gloomy and somewhat uncertain macroeconomic picture is
factored in, it is our view that the gold price remains well supported, with a bias to the upside.
It was in this context that your board took the decision in
September to eliminate the hedge book, once and for all
ending the forced sale of our production at discounts to
market prices. This was made possible by the reconstruction
of the company’s balance sheet over the past two years.
Investment grade debt ratings awarded in April by both
Moody’s and S&P paved the way for the issue of $700m,
10-year bonds and $300m, 30-year bonds, the latter being a
first for a South African corporate. A syndicate of 16 banks also provided a renewed, four-year revolving credit facility.
With that balance sheet structure in place, the difficult call was made in September to issue new equity and a
mandatory convertible bond, together totalling almost
$1.6bn, to provide the final financing – over and above cash and existing debt of about $1bn – to eliminate the remaining
3.0Moz of gold committed under hedge contracts.
The final hedge contract was eliminated on 7 October, not
only achieving a key strategic objective but also enhancing
cash flow generation capacity and AngloGold Ashanti’s ability to finance an unmatched slate of growth projects across our
global operations and development portfolio.
Now the hard work really begins, to consistently achieve our goal of earning a return of at least 15% on invested capital, throughout the investment and commodity price cycles. Our
teams worked diligently during the year to set the foundation for growth and improved operating performance across our
global suite of 20 gold-producing assets.
Project ONE, the change model designed to modernise and
improve operating practices and reduce volatility across the business, thereby increasing productivity, while at the same time better clarifying role accountability, was implemented at an additional 15 sites (mines and processing plants) in 2010, adding to the eight that went live in 2009. All in all,
145 employees are engaged full-time in ensuring that this
revolutionary operating framework is embedded across the
business to achieve an ambitious set of safety, environmental, operating and financial targets. While this is undoubtedly a time-consuming and complex endeavour, our collective
commitment to Project ONE deepened further during the year
as we saw significant successes achieved at the Mponeng
plant, at Geita and also the South American operations.
The early roll-out at the more complex and labour intensive
South African underground mines also yielded positive early
results and showed the benefit to be gleaned from
increasing the focus on planning and organisation and
ensuring that the right person does the right job, at the right time, in the right way.

P

AngloGold Ashanti Annual Financial Statements 2010
CEO’s review
In line with my commitment made in 2009, we cemented the
hard won improvements in Brazil and Argentina, which now
boast the company’s lowest-cost assets. Crucially, AGA
Mineração and Cerro Vanguardia both have exciting – and
board approved – growth prospects ahead of them. At
Cripple Creek & Victor, in the US, the much needed operating turnaround was flawlessly executed by the team, who are
now looking to further production expansions with the
installation of a high-grade milling circuit.
The Americas region, a strong business in its own right under
Ron Largent’s leadership, now has plans in place to grow
production over the next five years from the 842,000oz
achieved in 2010, to around 1.2Moz by 2013. In addition,
exploration drilling restarted at La Colosa, in Colombia, after a hiatus of more than two years due to permitting constraints, and prefeasibility work commenced at the Gramalote joint
venture, raising the prospect of significant additional growth over the medium term from the world’s most prospective new
goldfield. We will continue to be cautious and diligent in
moving ahead in Colombia, where we have an enviable
position in the world’s most exciting new gold district, at an entry cost of almost zero, once the proceeds from farm-ins,
joint ventures, asset sales and spin-offs are taken into account.
In Continental Africa, Geita was clearly the standout, closing the chapter on a difficult four-year period in which it missed operating targets. Compared to the 272,000oz achieved at
the end of 2009, this asset delivered 357,000oz from the plant in 2010 and is set to produce 500,000oz in 2011, returning
this mine to its rightful place near the top of the production pecking order. Unit costs, meanwhile, have almost halved
from their peak as significant improvements were made to
plant availability and the fleet was reduced from 48 trucks in
2009 to 34 trucks in 2010, while the quantity of ore
transported increased.
With Guinea emerging tentatively from a successful election, the scope to realise the potential from Siguiri’s world-class orebody is now potentially enhanced and work is under way to investigate the best possible ways of delivering on this growth potential. In the Democratic Republic of the Congo (DRC), work continued in parallel to complete the feasibility studies on the
Mongbwalu and Kibali projects, the latter with our partner
Randgold Resources. In both cases, our emphasis is on
bringing our technical and planning expertise to bear on these projects to ensure they are completed safely, on time, within budget and in line with their envisaged operating parameters.
The DRC is poised to be a significant contributor to our
production profile beyond 2014, with expansion potentially
providing valuable optionality given the geological endowment of the country’s northeastern region. Mali, one of our more
mature operating regions in Africa, continues to generate
significant cash flow and we are working closely with IAMGold, our partner at Sadiola, to formulate the final plan needed to tap the promising deep sulphide Mineral Resource as well as
extensions to the shallower oxide ore.
Ghana remains the biggest challenge for the Continental Africa region. Decisions were taken during the first half of the year to suspend both operations in order to affect sustainable and
long-lasting solutions to water-balance issues which, in
Obuasi’s case, follow almost a century of intensive mining
across a vast footprint. While this had a significant impact on production, it reinforced our commitment to ensuring
environmentally responsible mining and to improving our
performance in this regard in all jurisdictions. There remains work to do, particularly at Obuasi, where the operation was
also dogged by operating problems, most notably ore-pass
hang-ups and below-par development rates.
Following our success at Geita, a senior, multi-disciplinary team led by Richard Duffy and supported by myself and Tony O’Neill,
CEO’s review

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our Executive Vice President of Technical and Business
Development, has been appointed to design and execute a
strategy that will ensure that this gold orebody, undoubtedly one of the world’s largest at almost 30Moz, performs to its full potential. This is a key challenge for the year ahead.
In Australia, Sunrise Dam delivered another solid performance, although it’s worth pointing out that the cash cost line of
$957/oz is distorted by the $259/oz non-cash, deferred-
stripping charge. This is simply an accounting entry and
obscures the significant cash generation ability of this mine.
The transition to underground ore continued during 2010, as
did work to understand the true nature and extent of the
orebody. This has prompted a decision to test the potential
during 2011 for a bulk-cave operation to more efficiently
extract underground ore over an extended life of mine.
We also passed a significant milestone in 2010 with the
approval in November of the development of the Tropicana
gold deposit in Western Australia. This is not only a virgin discovery by AngloGold Ashanti’s own exploration team in a
large, untouched new gold belt, but also the first true
greenfield project undertaken by the company in more than a
decade. What’s more encouraging to us is that an extensive
exploration campaign along the Tropicana belt, which
extends along a strike of some 600km, is yielding good
results. I’m confident that the original scope of this project, which calls for total production of 330,000oz to 350,000oz a year over 10 years, is only the beginning of the productive life of this district and that strong production levels anticipated in the initial three years of the mine’s life, will be sustained as new Mineral Resources are discovered by our world-class
exploration team.
At the beginning of 2010, the South Africa region was the
source of significant concern. Safety stoppages were the
hallmark of 2009’s performance as severe disruptions were
caused by our own decision to halt certain operations in order to improve operating conditions and by government-enforced
Section 54 stoppages. This was compounded by a lack of
flexibility on key assets. While we saw production take a hit at key operations, rising power and labour costs threatened a
damaging margin squeeze.
As I write this review, the situation is much improved.
Following his appointment as Executive Vice President –
South Africa, in February, Robbie Lazare set about making the crucial changes required to improve safety and ensure these
large, deep mines return to their cash generation potential.
His `three-horizon’ strategy – to rapidly improve safety,
production and costs, to optimise the configuration of the
assets, and to design a far-reaching technology innovation
plan to ensure their long-term survival – has already yielded impressive results.
Excluding Tau Lekoa, which was sold to Simmer & Jack
during the year, production from South Africa was largely
unchanged, while the cost increase (in US dollar terms) was
contained at 31% to $586/oz, despite a 26% power-price
hike, a near double-digit payroll increase, the impact of input inflation across all consumables and significant strengthening of operating currencies throughout the year. A look behind
these impressive results shows increases across key
production metrics.
New management appointments have energised operating
teams and the renewed focus on planning, following the
enthusiastic embrace of Project ONE, promises further
improvements going forward.
Robbie has also spearheaded the formation of The
Technological Innovation Consortium to investigate ways to
tap the deeper reaches of the extensive Witwatersrand
orebody in a safe and profitable way. This is an ambitious

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AngloGold Ashanti Annual Financial Statements 2010
CEO’s review
endeavour that some have likened to the Manhattan Project,
for the sheer quality and breadth of the global expertise
harnessed to achieve a single goal. This project has potentially far-reaching benefits and brings together an unparalleled
group of the world’s finest innovators who are – at the time this report is distributed – already a year into finding a resolution to the ultra-deep mining conundrum: to safely and profitably mine what remains the world’s largest and most consistent gold
resource. The group includes a range of universities, research institutes and industrial luminaries such as General Electric,
3M, Atlas Copco, Bateman, Sandvik, SNC-Lavalin and many
more. This is not simply a vague, conceptual study, but a hard-
nosed commercial endeavour that could put AngloGold
Ashanti far ahead of its rivals in pioneering real intellectual property to unlock untold mineral wealth at depth, across the world. We will keep you updated as this project progresses.
While we’re studying all the angles to ensure a profitable long-
term future for South Africa’s deep mines, our attention will also be focused on some near-term objectives in 2011. Chief
among these will be navigating the next round of biennial
wage talks with South Africa’s labour unions. It is not merely lip service to say that we view organised labour as a partner in building our business in South Africa. While the National
Union of Mineworkers and others representing miners,
artisans and tradesman in South Africa have proved their
mettle over several years as tough negotiators, they have also shown time and again that they are a responsible partner
which does not take lightly any decision to disrupt production.
We will enter this round of negotiations with a mandate to
pursue open and frank dialogue and to reach a fair agreement that benefits all sides and ensures a healthy and sustainable industry for all stakeholders.
Turning to the nationalisation debate in South Africa, we are comforted by the fact that the government is well aware of the negative consequences that would follow nationalisation of
South Africa’s mines, a view unequivocally expressed by
senior leaders of the governing African National Congress on several occasions. The government has also shown itself to
be sensitive to the negative impact this debate has on the
perceptions of some investors less familiar with the robust
nature of South African political discourse. Nonetheless,
AngloGold Ashanti looks forward to this discussion reaching a conclusion as soon as possible to further improve South
Africa’s overall investment climate.
It is with deep sadness that I reflect on the tragic deaths of
15 of our colleagues in accidents at our operations during the year. One fatality in the workplace is one too many and each one of these is keenly felt by every member of this
organisation. We are working hard to bring the behavioural and technical changes to all levels of work that we undertake every day to improve this safety performance. While safety
performance suffered during the second and third quarters, a fatality-free fourth quarter showed what we are capable of. The long-term trends also provide sight of how far we’ve come. All told, the all injury frequency rate improved by 11% from 2009 and by 49% since 2006. An encouraging performance, but I
firmly believe there remains much room for improvement.
Achieving that remains our primary operational aim as Project
ONE – with its attendant focus on detailed planning and
execution of work – translates to improved safety.
So, with the financial foundation laid and the engine room
starting to work toward its potential (though with much room for improvement), the third leg of our strategy is aimed at
ensuring the long-term future of this company through a world-
beating exploration effort. This is a team that made virgin
discoveries in Colombia, the Tropicana belt in Australia and the
DRC; successes we are confident of repeating. Following the
consolidation of our global footprint in 2009, 2010 was the
year for moving this effort forward.
CEO’s review

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Drilling resumed in Colombia, accelerated in the DRC and
Australia, and was initiated in new areas in which AngloGold
Ashanti once again has first-mover advantage and the
potential to dominate. These include the Solomon Islands, the extensive Cornelia Range in the northwest of West Australia, the Middle East and North Africa, Gabon and Baffin Island, in
Canada’s Arctic.
We will continue to invest heavily in exploration to add to our resource inventory at a fraction of the cost that many of our rivals – faced with a dearth of growth opportunities – are
forced to pay in acquiring new ounces. In fact, the last three years has seen AngloGold Ashanti add roughly 40Moz at
about $600m, through exploration and targeted, value-
adding strategic acquisitions.
Our strategic focus on value has positioned AngloGold Ashanti with a range of development opportunities that will deliver real returns to our shareholders. The options we have created,
working through our “value lens”, will ensure we are not forced to jeopardise our capital base by overpaying for assets in order to ensure a sustainable future. With the hedge book now well and truly behind us, we will remain focused on adding
profitable ounces to our production base and to our resource inventory. As ever, capital discipline will be the watchword as we drive toward real returns while growing our company. I am pleased to note that we achieved a return on net capital
employed of 16% in 2010, sharply up from our single-digit
returns of just two years ago.
Production in 2011 is forecast at between 4.55Moz and
4.75Moz, at a total cash cost ranging from $660/oz to
$685/oz
(1)
. As we push toward our medium-term growth
objectives, capital expenditure is estimated to be between
$1.5bn and $1.6bn for the year.
Importantly, during 2010, we reviewed and updated our Code
of Business Principles and Ethics (Our Code). I launched Our
Code on 25 November 2010, along with the chairman of the
Audit and Corporate Governance Committee. The roll-out of
Our Code, which commenced during 2010, has an 18-month
implementation and training plan across the group’s
operations globally.
Lastly, I would like to once again thank my colleagues at
AngloGold Ashanti. At every level, they are driven and hard
working, and have shown a single-minded focus to create
the world’s leading mining company. I’m grateful for this effort and look forward to 2011 as a year in which we return to
growth and redouble our focus on driving shareholder value
and improved safety, in order to realise the great potential of
AngloGold Ashanti.
Mark Cutifani
Chief executive officer
11 March 2011
(1)
Based on the following assumptions: average exchange rates against the
US dollar of R7.11 for the South African rand, 1.70 for the Brazilian real,
0.98 for the Australian dollar and 4.12 for the Argentinean peso. Oil is at
$95 per barrel.

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AngloGold Ashanti Annual Financial Statements 2010
Review by the Chairman of the Audit and Corporate Governance Committee
AngloGold Ashanti is committed to best practice in
corporate governance, ensuring compliance with legislation,
regulations and requirements in the jurisdictions in which the company operates and adhering to the principles of
sustainable business.

The Audit and Corporate Governance Committee of
AngloGold Ashanti is tasked with ensuring effective
governance and international best practice as directed by the committee’s terms of reference, which is reviewed on an
annual basis.

The company is committed to ensuring that changes in
legislation and best practice are embraced. Following the
launch of the South African Code on Corporate Governance
2009 (King III) on 1 March 2010, a detailed analysis of the
extent to which the company’s governance practices meet
these requirements was completed. Where compliance with
the recommendations is not being met to the extent required, processes and time frames have been agreed for full
compliance and in those instances where the company will not comply, for practical reasons, disclosure of such non-
compliance is disclosed in this report.
Full details of the company’s corporate governance can be found from page 174 of this report. Briefly, since the implementation of
King III, the company, as overseen by the Audit and Corporate
Governance Committee, has, amongst others:

· addressed the composition of the Audit and Corporate
  Governance Committee, which now consists of only
  independent non-executive directors. The chairman of the
  board is not a member of this committee;
· had the election of the members of the committee approved
  by shareholders at the Annual General meeting held in May
  2010. The election of the members of the committee will be put before the shareholders annually;
· established a separate committee dealing with issues
  pertaining to risk and information technology governance,
  the Risk and Information Integrity Committee, which is now functional, and had approved its terms of reference by the board of AngloGold Ashanti;
· reviewed and revamped the company’s ethics policy and
  launched the Code of Business Principles and Ethics (Our
  Code) on 26 October 2010. Roll-out of and training in Our
  Code commenced in November 2010 and will continue
  throughout the organisation over an 18-month period. Our
  Code is a public statement of how AngloGold Ashanti does
Review by the Chairman of the Audit and
Corporate Governance Committee
Aligning our
with
King III
governance

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business. It clarifies the expectations and accountabilities for the conduct of AngloGold Ashanti’s business;
· moved towards integrating sustainability with the annual
  report;
· implemented procedures towards combined assurance with
  full compliance by 2011 year-end;
· reviewed and approved the plans for both internal and
  external audits; and
· implemented the performance review of the Head of Internal
  Audit by the Audit and Corporate Governance Committee.

2010 suite of annual reports

The committee has:

· reviewed and discussed the audited Annual Financial
   Statements as included in this document with the external
   auditors, the Chief Executive Officer, the Chief Financial
   Officer and the Chief Accounting Officer;
· reviewed significant adjustments resulting from external audit queries and approved any unadjusted audit differences;
· received and considered reports from the internal
   auditors; and
· reviewed the contents of the Annual Review to be posted
   to shareholders.

In addition the committee evaluated:

· the capacity and performance of the financial management
  team;
· the independence and performance of the Internal Audit;
  and
· the independence of the external auditors and were satisfied that they were independent.

The committee concurs with and accepts the external auditors’
report on the annual financial statements and has recommended the approval thereof to the board. The board has subsequently approved the financial statements, which will be open for
discussion at the forthcoming annual general meeting.

In addition, the committee has:

· reviewed the separately prepared Sustainability Report;
  and
· reviewed the separately prepared Mineral Resource and
  Ore Reserve Report.
The committee has taken all actions necessary to ensure the
accuracy of the information and after due consideration
recommended the approval of both the Sustainability Report and the Mineral Resource and Ore Reserve Report to the board. The board has subsequently approved these documents, which are
available in hard copy format on request from the contact
persons as detailed on the inside back cover or electronically from the company’s website at www.anglogoldashanti.com.
Further to overseeing the publication of the above reports, the
Audit and Corporate Governance Committee reviews and
recommends the following reports, prepared in accordance
with US GAAP, to the board for approval as well as for
submission to the United States Securities and Exchange
Commission (SEC):

· the annual report on Form 20-F. The 2010 annual report on
  Form 20-F will be filed with the SEC by no later than 30 June
  2011; and
· the Form 6-K quarterly reports.

The company is putting in place the processes necessary to
ensure that an integrated report will be available for distribution to shareholders for the 2011 financial year.

Overleaf is a detailed description of the status of AngloGold
Ashanti’s compliance with King III.
Prof. L W Nkuhlu
Chairman: Audit and Corporate Governance Committee
11 March 2011

This table details the key areas which have been addressed or which will be addressed during 2011.
Compliance status
Assessment point
and planned
as detailed in code
Gap identified
Action taken during 2010
future action
Chapter 1 – ethical leadership and corporate citizenship
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24
AngloGold Ashanti Annual Financial Statements 2010
Review by the Chairman of the Audit and Corporate Governance Committee
Has the company
established a code of
conduct and related
policies which set out
the core ethical values
to which the company
will adhere?
Even though the company had in
place a Code of Business Principles
and Ethics, it required revision as
some of its principles were not aligned
to developments in corporate
governance and to some of the
company’s key ethical policies.
A new Code of Business Principles
and Ethics was approved by the board
on 10 August 2010 following its review
and approval by the Executive and the
Audit and Corporate Governance
committees. The Code was released
electronically to all employees and the
public on 26 October 2010 and
formally launched by the Chief
Executive Officer on 25 November.
Awareness creation and training has
been carried out at the Ghana
operations and workshops were held
at the Corporate Office during
November 2010. Training at all
operations will be conducted over an
18-month period from date
of launch.
During 2011, a
number of the internal
policies that underpin
and are the bedrock of
the company’s ethical
values will be revised
to ensure that they
align with the new
Code. These include:
conflicts of interest,
gifts, sponsorship and
hospitality, fraud and
corruption, delegation
of authority and insider
trading.
Have ethical standards
been incorporated into
the strategy and
operations of the
company, for example,
has the code of
conduct been
incorporated into
employment and
supplier contracts?
The ethical standards set in the Code
of Business Principles and Ethics
should be incorporated into
employees’ contract of employment
and supplier contracts to create
awareness and bind individuals in
terms of compliance to the standards.
Following approval of the Code of
Business Principles and Ethics a
steering committee was formed to
co-ordinate the implementation of an
18-month roll out plan. The first phase
of the plan has been implemented.
See details under Compliance Section
on page 178.
Copies of the Code will be appended
to the employment contracts issued
to new employees and made available
to suppliers, contractors and other
business parties.
The second phase of
the implementation
plan will be continued
in 2011 to ensure that
the ethical principles
are embedded in the
day-to-day behaviours
and actions of
employees and other
stakeholders. In
addition, the Code will
be incorporated as an
addendum to existing
employment and
supplier contracts by
mutual consent.
Review by the Chairman of the Audit and
Corporate Governance Committee
King III compliance

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Compliance status
Assessment point
and planned
as detailed in code
Gap identified
Action taken during 2010
future action
Chapter 2 – Boards and directors
Is the chairman
appointed by the
board every year (after
an assessment of his
independence)?
The independence of all non-
executive directors, including the
board chairman, is assessed by the
board annually and the outcomes
announced in the annual report. The
chairman is however not appointed to
the position annually.
The board chairman was appointed
by the directors on 1 June 2010 and
will stand for election by the
shareholders at the annual general
meeting to be held on 11 May 2011.
Once elected by the shareholders, the
board will continue to assess the
independence of and appoint the
chairman to this position annually.
Fully applied.
Is there a formal
agreement between
the company and the
non-executive
directors detailing their
terms of
appointment?
The terms of appointment of non-
executive directors are contained in
a letter of appointment. This should
be included in a formal agreement
between the director and the
company.
Formal agreements are being drafted
in respect of each non-executive
director and AngloGold Ashanti.
The process will be
completed during
2011.
If an independent
service provider is not
used, does the board
appoint an
independent non-
executive from within
its ranks, or the lead
independent director,
to lead the process of
the evaluation of the
chairman’s
performance?
AngloGold Ashanti complies with all
the recommendations of King III
regarding the annual performance
evaluation of the board and its
committees. However, these
evaluations have always been
conducted internally.
The evaluation of the board chairman
is led by the Deputy Chairman and
not the Nominations Committee as
recommended by King III.
In respect of the 2010 financial year,
board evaluations will be done
internally, however an independent
body will facilitate the board and
committees’ performance evaluations
for the 2011 financial year.
Consideration is being given to an
evaluation of the board chairman. Led
by the Nominations Committee, it will
include an assessment of his
independence.
To be completed by
end 2011.
The chairman of the
board is not a member
of the Audit
Committee
The former chairman of the board
was a member of the Audit and
Corporate Governance Committee
because the board thought it prudent
to benefit from his wealth of financial
skills and knowledge.
The former board chairman retired on
7 May 2010 and his successor is not
a member of the Audit and Corporate
Governance Committee.
Fully applied.
Have the chairman’s
roles been
formalised?
The roles of the chairman are
described in the board charter, articles
of association and in the board
induction pack. These roles should be
consolidated into a single document
and approved by the board.
A formal role description for the
chairman of the board is being drafted
by the company secretary and Senior
Vice President – Human Resources
for approval by the board.
To be completed in
May 2011.

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AngloGold Ashanti Annual Financial Statements 2010
Review by the Chairman of the Audit and Corporate Governance Committee
Review by the Chairman of the Audit and
Corporate Governance Committee
Compliance status
Assessment point
and planned
as detailed in code
Gap identified
Action taken during 2010
future action
Chapter 2 – Boards and directors (continued)
Is the company’s
remuneration policy
tabled to shareholders
for a non-binding
advisory vote at the
annual general
meeting?
The company’s remuneration report
complied with all the
recommendations of King III regarding
content and completeness of
remuneration reports. Shareholders
should be given an opportunity to
have a say on the remuneration policy.
The company has previously
disclosed the remuneration of its
executive members in an aggregate
format. King III has recommended
that the three most highly paid
employees who are not directors of
the company should be disclosed.
At the annual general meeting held on
7 May 2010, the company’s
remuneration policy was detailed in
the notice of meeting and
shareholders voted on the policy, as a
non-binding resolution. This vote was
passed with a majority of 96.5%.
In addition to the remuneration of the
two executive directors which
continues to be disclosed, details of
the remuneration of the three most
highly paid employees have also been
disclosed in the remuneration section
of this report. The remuneration of the
remaining members of the Executive
Committee has been shown in the
aggregate.
Fully applied.
Chapter 3 – Audit Committee
Does the Audit
Committee understand
how the board and the
external auditor (and
any other relevant
external assurance
provider) evaluate
materiality for
integrated reporting
purposes?
The Audit and Corporate Governance
Committee oversees the company’s
reporting and provide assurance to
the board as to the accuracy and
reliability of information provided in the
reports as well as ensuring
consistency of the information
included in the two reports.
In order to ensure that information
provided in the integrated report is
material and relevant to the needs of
shareholders a formal process should
be put in place to determine
materiality on an annual basis.
The committee should also approve
the external assurance provider over
material elements of the sustainable
report.
To further strengthen its oversight role
the chairman of the committee should
be a member of the Safety, Health and
Sustainable Development Committee.
During 2010, this committee
established a process to determine
materiality for the sustainability report.
A presentation on the materiality
process was made to the committee
on 11 February 2010.
The committee also approved the
establishment of an independent
external review panel to provide
qualitative assurance on materiality for
the company’s sustainability reporting
with effect from the 2011 financial year.
At its meeting held on 5 November
2010 the committee approved Ernst &
Young as the external assurance
provider for the sustainability report.
The chairman of the Audit and
Corporate Governance Committee was
appointed a member of the Safety,
Health and Sustainable Development
Committee on 27 October 2009 to
enhance the committee’s oversight role
on sustainability reporting.
Fully applied.
Materiality will be
reviewed and
determined annually.

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Compliance status
Assessment point
and planned
as detailed in code
Gap identified
Action taken during 2010
future action
Chapter 3 – Audit committee (continued)
Does the Audit
Committee monitor the
appropriateness of the
company’s combined
assurance framework
and ensure that
significant risks facing
the company are
adequately
addressed?
A combined assurance framework
must be developed and reported on
quarterly to the Audit and Corporate
Governance Committee. This
framework should provide assurance
to the committee that the significant
risks facing the company are being
adequately managed.
A maiden integrated audit plan, the
first to be fully integrated and fully
linked to the group’s risk management
process and which forms part of a
combined assurance framework was
approved by the committee on
5 November 2010.
A combined assurance framework is
being developed for the committee’s
consideration during 2011.
The combined
assurance framework
will be fully implemented
during 2011.
Does the Audit
Committee report to
the shareholders at
the annual general
meeting on how it has
fulfilled its duties in
terms of the Act during
the financial year?
A report on the Audit and Corporate
Governance Committee and other
board committees is included in the
annual report to shareholders. Given
the important role it plays in the
corporate governance environment of
the company, the board deems it
appropriate to comply with the
recommendation of King III to submit
a report to the shareholders on the
activities of the Audit and Corporate
Governance Committee annually.
A separate report from the chairman
of the Audit and Corporate
Governance Committee to
shareholders addressing the
committee’s activities is included in
this report on page 22 and will be
included in all future reports.
Fully applied.
Does the board
consider risk factors in
both internal and
external business
environments in
determining risk
tolerance?
The company has been transparent
as to its risk profile. For several years,
the board has approved the inclusion
of risk factors as part of the annual
report process. The risks considered
by the board address those risks of
both an internal and external nature,
those risks specific to the company,
those risks that are industry specific
and those risks which affect the
company directly or indirectly.
Risk management structures however
need to be strengthened.
A separate committee – the Risk and
Information Integrity Committee – was
established on 10 August 2010 to
oversee the governance of risk. The
inaugural meeting of the committee
was held on 8 November 2010.
This area will continue
to receive increased
focus in 2011.
Chapter 4 – The governance of risk

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AngloGold Ashanti Annual Financial Statements 2010
Review by the Chairman of the Audit and Corporate Governance Committee
Review by the Chairman of the Audit and
Corporate Governance Committee
Compliance status
Assessment point
and planned
as detailed in code
Gap identified
Action taken during 2010
future action
Chapter 4 – The governance of risk (continued)
Does internal audit
provide the board with
a written assessment
of the effectiveness of
internal controls and
risk management on
an annual basis?
The board should disclose its views
on the effectiveness of the company’s
risk management in the integrated
report. The board is informed by
internal audit’s assessment of risk
management.
Internal audit should provide a report
annually on the company’s system of
internal controls and risk management
to the board, through the Audit and
Corporate Governance Committee.
In addition to the group being fully
compliant with the Sarbanes-Oxley
legislation since its implementation,
the group internal audit department is
in the process of developing a
framework for reporting and this will
enable it to report annually on the
company’s system of internal controls
and risk management to the board.
To be completed in
February 2011.
Is IT governance on
the board’s agenda?
The board recognises the important
role that IT governance plays in the
management of risks and the
achievement of company objectives.
IT governance structures should
therefore be strengthened.
IT governance is now firmly on the
AngloGold Ashanti board’s agenda.
With assistance of the Audit and
Corporate Governance Committee a
new committee, the Risk and
Information Integrity Committee has
been established by the board to
oversee risk and information
technology matters.
The committee will report quarterly to
the board on the discharge of its
mandate.
Fully applied.
Has the board
established and
implemented an IT
governance charter
and policies?
An IT governance framework for the
group should be developed and
approved by the Board with
assistance of the Risks and
Information Integrity Committee.
A draft IT governance framework,
which includes an IT charter and
policy, has been developed and will
be presented to the board through
the Risk and Information Integrity
Committee for review and approval
for implementation by the second
quarter of 2011.
Partially applied.
The governance of IT
is expected to be
entrenched in 2011.
Chapter 5 – The governance of information technology

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Compliance status
Assessment point
and planned
as detailed in code
Gap identified
Action taken during 2010
future action
Chapter 5 – The governance of information technology (continued)
Does the IT
governance framework
include the relevant
structures i.e.
appointment of an IT
steering committee /
similar function / forum
to assist with IT
governance?
The IT governance framework should
include governance structures to
facilitate an effective IT governance
system.
Regional IT audit and compliance
committees have been established.
The regional committees report to a
Global IT Governance, Risk and
Compliance Committee located at
corporate office. This committee will
report directly to the Risk and
Information Integrity Committee.
The charters of these committees are
aligned with those of the Risk and
Information Integrity Committee.
In addition, management
accountability for IT at a group level
now resides with the Executive Vice
President – Business and Technical
Development.
The various IT
governance structures
will become fully
operational in 2011.
Does the board take
the necessary steps to
identify all laws, rules
codes and standards
applicable to the
company including any
changes thereto?
All laws, rules, codes and standards
which are applicable to AngloGold
Ashanti in the various jurisdictions
should be identified, a compliance
system put in place and continuously
monitored.
Laws, rules, codes and standards
should be risk rated to identify the
key issues.
At present monitoring of compliance
with local laws largely resides at local
and business segment levels, e.g.
South Africa, Continental Africa,
Americas and Australasia. The group
compliance department is in the
process of identifying laws, rules,
codes and standards applicable to the
company in the various jurisdictions
and this will be submitted to the Audit
and Corporate Governance Committee
in 2011. A compliance system will be
developed, monitored and reported
to the committee quarterly.
Partially applied.
Full application
expected in 2011.
Has the board
established the
compliance universe
for the company?
A compliance universe should be
drawn up for the group.
Being a global company, a
compliance universe should be put in
place to effectively monitor
compliance with relevant legislation.
Implementation to be
completed before end
2011.
Chapter 6 – Compliance with laws, rules, codes and standards

P

AngloGold Ashanti Annual Financial Statements 2010
Review by the Chairman of the Audit and Corporate Governance Committee
Review by the Chairman of the Audit and
Corporate Governance Committee
Compliance status
Assessment point
and planned
as detailed in code
Gap identified
Action taken during 2010
future action
Chapter 6 – Compliance with laws, rules, codes and standards (continued)
Is compliance with all
applicable rules, codes
and standards
included as a regular
item on the agenda of
the board even if this
responsibility has been
delegated to a
separate committee?
Compliance matters are a regular
agenda item for meetings of the Audit
and Corporate Governance
Committee which reports quarterly to
the board.
The structure whereby compliance
matters are considered by the Audit
and Corporate Governance
Committee quarterly with feedback to
the board has worked adequately.
Matters that require the board’s
approval are reviewed by the
committee which then makes a
recommendation to the board.
Fully applied.
Has the board ensured
that the company has
a compliance
framework and
processes?
A detailed compliance Framework
should be drawn up. This should
include an assessment of how
compliance needs to be assured.
The compliance framework should be
presented to the Audit and Corporate
Governance Committee with quarterly
reports submitted to the committee,
dealing with the following:
Compliance with laws, rules, codes
and standards;
Completeness and accuracy;
Actions to ensure compliance;
Identification of new laws, rules,
codes and standards; and
IT related laws and regulations.
This is in progress and will be
completed in 2011.
Once the framework is established,
monitoring of compliance with laws
and regulations in all jurisdictions will
be done on a quarterly basis and
reported to the board through the
Audit and Corporate Governance
Committee.
Partially applied.
Implementation to be
completed during
2011.
Does the board
receive assurance
regarding the
effectiveness of the
compliance framework
and processes?
Group internal audit should provide
assurance annually to the Audit and
Corporate Governance Committee
that the compliance function is
operating adequately and effectively.
An audit of the compliance function
by the group internal audit function
took place in the fourth quarter of
2010. The outcome of the audit
was submitted to the Audit and
Corporate Governance Committee
in February 2011.
Partially applied.

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Compliance status
Assessment point
and planned
as detailed in code
Gap identified
Action taken during 2010
future action
Chapter 6 – Compliance with laws, rules, codes and standards (continued)
Does the Chief Audit
Executive confirm the
independence of the
internal audit function
to the audit committee
at least once a year?
The Vice President – Group Internal
Audit (who is the group’s Chief Audit
Executive) should prepare written
confirmation of the independence of
the internal audit function annually
for the Audit and Corporate
Governance Committee.
This was implemented in February
2010 and will be repeated annually.
Fully applied.
Does the Chief Audit
Executive have a
standing invitation to
attend, as an invitee,
any of the executive
committee or other
committee meetings?
The Vice President – Group Internal
Audit, should receive a standing
invitation to meetings of the executive
committee meetings that precede the
Audit and Corporate Governance
Committee meetings.
This was implemented in February
2010.
Fully applied.
Has the board
assessed the
effectiveness of its
compliance function?
Group internal audit should provide
assurance annually to the Audit and
Corporate Governance Committee
that the compliance function is
operating adequately and effectively.
To ensure its effectiveness, the
compliance department’s staffing
levels were increased in 2010. An
audit of the compliance function was
completed during the last quarter of
2010 and the results presented to the
board through the Audit and
Corporate Governance Committee in
February 2011.
This will be done
annually.
Chapter 7 – Internal audit
Has the board
adopted formal
dispute resolution
processes for internal
and external
disputes?
The board should adopt a formal
dispute resolution process dealing
both with internal and external
disputes. This process should define
what is meant by dispute resolution,
identify the various methods of
dispute resolution and the areas within
the company that will be affected.
The Legal Department is establishing
structures and procedures for
alternative dispute resolution as
recommended by the Code. This is
expected to be completed during
2011.
To be fully applied by
the second half of
2011.
Chapter 8 – Governing stakeholder relationships

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AngloGold Ashanti Annual Financial Statements 2010
CFO’s report
CFO’s report
Executive summary
The financial objectives for 2010 as included in the 2009 CFO’s report were:
· maximising margins and cash generation in the business;
· continuing with opportunistic reductions to the hedge
  book to further improve participation in a gold price rally; and
· introducing more tenor into the statement of financial
  position whilst refinancing the group’s $1.15bn revolving
  credit facility before December 2010.
We are pleased to report that all three of the above financial objectives were successfully met in 2010, thereby ensuring
that AngloGold Ashanti finished the year 2010 in a stronger
financial position.
First, starting with maximising margins and cash generation
in the business - stronger gold prices, (albeit partially mitigated by cost pressures and stronger local currencies), steady
production performance, greater exposure to spot prices,
elimination of the hedge-book during the last quarter of 2010 and a lower than anticipated capital spend, helped us deliver on this objective. The operating cash flow (a measure to show funds available to meet capital expenditure, financing and
dividend requirements) amounted to $1.7bn for the year. Free cash flow (a measure to show funds available to meet
dividends) amounted to $525m for the year. These measures
increased by 28% and 169% respectively on 2009 levels. In
addition $134m was realised from the sale of non-core assets
– Tau Lekoa and a 10% equity stake held in B2Gold
Corporation. Our adjusted headline earnings for 2010 rose to
$787m from $708m in 2009, an increase of $79m or 11%. Our
returns on net capital employed and on equity for 2010 were
16.0% and 19.9% respectively, above the group’s strategic
target of delivering a 15% return through the cycle. All of the above numbers exclude the cost of the accelerated hedge
buy-back that was completed in 2010 and which is dealt with
separately below.
Turning to the second objective of hedge book reduction,
we completed the final phase of the hedge buy-back
programme in the third and fourth quarter of 2010, which saw the elimination of the residual 3.0Moz at an after tax impact of
$2.5bn. With this elimination, AngloGold Ashanti is no longer obliged to deliver a significant portion of its annual production for years 2011 to 2014 at deep discounted prices and will now enjoy full exposure to spot gold prices going forward, with
consequential benefits of improved earnings, cash flow and
debt carrying capacity. In order to ensure that the group’s
financial position is not constrained, the hedge take-out was funded with an optimum balance of equity, mandatory
convertible bonds and debt. Approximately 60% ($1.5bn) of the cost of the hedge take-out was funded using equity and
mandatory convertible bonds, with approval from shareholders.
The balance of 40% was funded from a combination of cash
and debt facilities.
In addition to the equity raisings referred to above, we
implemented a comprehensive refinancing plan in March and
April of 2010, to address the tenor and mix of our debt, in
order to meet the third and final financial objective,
as follows:
· Secured international investment grade credit ratings from both Moody’s Investors Service and Standard and Poors
   (Moody’s and S&P);
Successfully
our financial
objectives
meeting

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· Raised $1.0bn of long-term money in the form of two rated international bonds at competitive rates – 30-year $300m
  and 10-year $700m, and applied the proceeds to eliminate
  the amounts drawn under the $1.15bn revolving credit
  facility; and
· Obtained a new four year $1.0bn revolving credit facility from a syndicate of international banks at competitive rates, in order to provide the group with liquidity.
The group’s debt profile now comprises an optimum mix of
both sources (bank facilities, rated bonds and convertible
bonds) and tenor (short-, medium- and long-term money)
whilst providing sufficient liquidity and flexibility that is required in order to ensure that the project pipeline is
not compromised.
Now turning to the 2010 performance, some of the key
financial performance metrics include:
· Gold production: 4.52Moz (within guidance provided at the
  start of 2010 of 4.5Moz – 4.7Moz);
· Average US dollar spot price: $1,227/oz (26% higher than
  previous year, but partly eroded in the case of AngloGold
  Ashanti by a 5.5% discount to spot, until elimination of the hedge book);
· Total cash costs: $638/oz (within exchange rate adjusted
  guidance). Given the relationship between US dollar gold
  prices and US dollar-denominated costs, unit costs were
  24% higher than last year, due to inflation, currency strength, higher royalties and deferred stripping costs;
· Adjusted headline earnings (excluding accelerated
  hedge buy backs): $787m or 212 US cents per share;
· Adjusted headline loss (including cost of accelerated
  hedge buy backs): loss of $1.76bn or loss of 473 US cents
  per share;
· Net profit attributable to equity shareholders: $76m
  (2009: net loss of $320m);
· Operating cash flow: $1.7bn;
· Free cash flow (pre-dividends to shareholders): $525m plus
  $134m from non-core asset sales;
· Hedge book remaining as at 31 December 2010: Nil;
· Net debt (excluding mandatory convertible bonds) as at
  31 December 2010: $1.3bn, despite funding 40% of the
  accelerated hedge take out;
· Return on net capital employed: 16.0%;
· Return on shareholder’s equity: 19.9%; and
· Dividend declared per ordinary share: 145 South African
  cents (approximately 20 US cents per share), 12% higher
  than the previous year.
Looking ahead to 2011, our three key financial objectives are:
· Ensuring that the benefits of the hedge book elimination
  are captured in improved earnings and cash generation;
· Maintaining our international investment grade credit
  ratings, and
· Maintaining a prudent statement of financial position,
  whilst at the same time not compromising the project
  pipeline of the group and returns to shareholders.
Production
Gold production of 4.52Moz for the year was within the market guided range of 4.5Moz to 4.7Moz, but 2% or 84,000 ounces
lower than that of 2009, primarily due to lower production from
Continental Africa.
South Africa’s production decreased by 1% or 12,000oz to
1.79Moz. Production was down at Great Noligwa, in line with a planned downscaling of that operation, at Tau Lekoa following the transfer of the mining rights on 1 August 2010 on completion of the sale, at Kopanang due to lower volumes mined at a lower grade, and at Savuka where production remained constrained
following the seismic event on 22 May 2009. In addition, there were delays to the shaft infrastructure repair programme at
Savuka. These decreases in production were partly offset by
production increases at TauTona owing to the higher volumes
mined, at Moab Khotsong where improved reef hoisting
performance combined with fewer safety stoppages, and at
Mponeng due to the mining of higher grade areas.
Production during the year from Continental Africa fell by 6%
or 93,000oz to 1.49Moz as lower grades were mined across
most of the mines, most notably at Siguiri, Morila and Yatela.
At Obuasi, production was lower owing to the upgrading of the water management facilities, blasting fragmentation and
restricted ore passes. At Iduapriem, inadequate tailings
storage facilities on site resulted in operational stoppages which were recovered by re-planning operations and mining,
thus minimising the impact on production. Decreases at these operations were partly offset by increased production at Geita and Navachab where higher grades and volumes were mined.
In the Americas, production increased by 3% or 26,000oz to
842,000oz. This increase was due mainly to the implementation of the Lamego project at AngloGold Ashanti Córrego do Sítio
Mineração and better ounce recovery from the heap leach pad
at Cripple Creek & Victor, which benefitted from better pad pH chemistry and the strategy of stacking higher grade ore closer to the pad liner.

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AngloGold Ashanti Annual Financial Statements 2010
CFO’s report
CFO’s report
Australasia’s production decreased by 1% or 5,000oz to
396,000oz due to the lower volumes mined at Sunrise Dam and
marginally lower grade of ore processed in line with the mine plan.
Uranium production of 1.46Mlbs was 15% ahead of mine plan
due to better grades and recoveries. Year-on-year, uranium
production was 1% or 21,000lbs higher than in 2009.
Income statement
An analysis of the abridged income statement for the year, with comments on significant variances is presented as follows:
Figures in $ million
Notes
2010
2009
Gold income 1 5,334 3,768
Cost of sales 2 (3,550) (2,813)
Loss on non-hedge derivatives and other commodity contracts 3 (702) (1,533)
Gross profit (loss) 1,082 (578)
Corporate, marketing, exploration and other operating expenditure 4 (438) (322)
Special items 5 (126) 691
Operating profit (loss) 518 (209)
Net interest paid 6 (123) (85)
Exchange gains and fair value adjustments on convertible bonds 7 (53) 79
Share of equity accounted investments' profit 63 94
Profit (loss) before taxation 405 (121)
Taxation 8 (276) (147)
Profit (loss) for the year 129 (268)
Other financial data
EBITDA (excluding hedge buy-back costs) 1,897 1,663
Adjusted headline earnings (excluding hedge buy-back costs) 787 708
Income statement commentary
The increase in profits for the year to $129m from a loss of
$268m in 2009 was mainly a result of the higher received gold price and the reduced loss on the non-hedge derivatives as
outlined in note 3 below.
1. Gold income
Despite the lower gold production, gold income at $5,334m
was 42% higher than in 2009. This was due to the increase in the average gold price received (excluding hedge buy-back
costs) which rose from $925/oz to $1,159/oz, in line with the higher spot gold price. In addition, included in the 2009 gold income, were normal purchase and sale exempted (NPSE)
contract losses of $292m, which from July 2009 onwards
were redesignated at fair value on the balance sheet and
reported in the loss from non-hedge derivatives. The price
received (excluding the cost of the hedge buy-backs) was at a
5.5% discount to the average spot gold price, similar to the
5% discount in 2009 and better than the guidance of 8% to
10% due to the early elimination of the hedge book.
2. Cost of sales
Cost of sales increased by 26% from $2,813m to $3,550m
in 2010.
Components of cost of sales are:
·  Total cash costs increased by 22% from $2,283m in 2009
   to $2,778m in 2010. In unit cash cost terms, total cash
   costs increased from $514/oz to $638/oz (refer to graph).

P

Figures in $ million
2010
2009
Loss on hedge buy-back costs
(2,698)
(797)
(Loss) gain on realised non-hedge derivatives
(277)
254
Gain (loss) on unrealised non-hedge derivatives and other commodity contracts
2,273
(990)
(702)
(1,533)
This was due mainly to:

· stronger local operating currencies, all except the
   Argentinean peso, appreciating between 1% to 8%;
· inflation related increases in salaries and consumables
   including power;
· higher royalties paid related to the higher gold price and the new profit based royalty introduced in South Africa
  from 1 March 2010;
· deffered stripping cost reversals during 2010 compared
  to deferrals in 2009; and
· higher infrastructure maintenanceand labour costs;

Partially offset by:
· stockpile inventory credits
· higher income from by-products, mainly price related, and
  higher sales of silver and sulphuric acid; and
· insurance refunds relating mainly to the Savuka
  seismic event.
· Rehabilitation costs increased from $22m to $109m,
  owing mainly to changes and reviews in estimates
  resulting from the changes to the life of mine profiles and additional environmental damage incurred, legislation,
  discount and inflation rate assumptions as well as
  stronger local currencies.
· Retrenchment costs of $23m occurred mainly at the South
  African operations.
· Amortisation of tangible and intangible assets increased
  from $557m to $692m in 2010. This increase is attributable to the reassessment of the useful lives of assets and the
  components of property, plant and equipment in accordance
  with revisions to the business plans, the higher tangible asset base and the impact of stronger local currencies.
3. Loss on non-hedge derivatives and other
   commodity contracts

The decrease in the loss on non-hedge derivative contracts
from $1,533m in 2009 to $702m in 2010 is attributable to
the following:
Analysis of total cash cost
2010 vs 2009 ($/oz)
$/oz
514
2009
605
Total
45
Exchange
700
650
600
550
500
450
400
6
Volume
(5)
Grade
(18)
Ore
stockpile
(3)
Insurance
refunds
(7)
By-
products
13
Royalty
37
Deferred
stripping
12
Maintenance
and labour
(2)
Acq/
disposal
638
2010
46
Inflation
Change

P

AngloGold Ashanti Annual Financial Statements 2010
CFO’s report
CFO’s report
With the July 2009 hedge buy-back, NPSE contracts were
cash settled, resulting in the remaining NPSE contracts being re-designated as non-hedge derivatives and reflected in the
statement of financial position. Fair value changes of these historical NPSE contracts were accounted for in the income
statement, thus increasing the loss on non-hedge derivative
contracts substantially when compared with 2010. The total
loss in the income statement of the 2009 hedge buy-back and
the related re-designation of the historical NPSE contracts
amounted to $1,028m.
The loss on the 2009 hedge buy-back of $797m was made up
of $580m previously designated as NPSE contracts and held
off the statement of financial position and a further $217m of existing non-hedge derivative contracts.
With the elimination of the gold hedge book, the company
and its shareholders will now have full exposure to the gold spot price.
4. Corporate, marketing, exploration and other
operating expenditure
Corporate and other administration expenses increased from
$154m to $206m in 2010 and included additional costs
associated with the business improvement initiative, Project
ONE, implementation of the global security framework,
inflation-related increases and costs associated with capacity building activities. In addition, the strengthening of the South
African rand relative to the US dollar also contributed to
increased costs.
Marketing costs of $14m are $4m higher than 2009.
Membership fees paid to the World Gold Council in 2010 and
2009 were $9m, and the remaining expenditure relates to
other marketing initiatives.
Expensed exploration costs increased from $150m in 2009 to
$198m in 2010, a function of higher prefeasibility expenditure at La Colosa in Colombia, Tropicana in Australia and
Mongbwalu in the Democratic Republic of the Congo. The
expensed exploration costs consisted of greenfield
expenditure of $85m, brownfield expenditure of $50m and
prefeasibility expenditure of $63m.
Other operating expenses increased from $8m in 2009 to
$20m in 2010. The increase of $12m was due to the higher
level of claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases and
governmental fiscal claims. In addition, the 2009 year
included a non-recurring $6m rebate relating to governmental fiscal claims.
5. Special items
Special items in 2010 amounted to an expense of $126m
compared to an income in 2009 of $691m and is made up
as follows:
Figures in $ millions
2010
2009
Income items
Impairment reversals
–
717
Losses recovered through insurance claims
24
7
Profit on disposal of assets and investments
43
49
Royalties received
8
–
75
773
Expense items
Impairment of assets, investments and receivables
(102)
(41)
Loss on sale of assets
(25)
–
Indirect taxes and legal claims
(17)
(29)
Mandatory convertible bond transaction costs
(56)
–
Other
(1)
(12)
(201)
(82)
Total special items
(126)
691

P

In 2010, impairment charges of $102m were recorded,
primarily in relation to South Africa (at TauTona and Savuka).
Transaction costs on the mandatory convertible bonds of
$56m was also incurred in 2010.
In 2009, asset impairments of $717m, raised initially in 2008, were partially reversed due to the increase in the long-term real gold price and improved mine plans, occurring at Obuasi of
$373m, Geita of $261m, and Iduapriem of $83m.
6. Net interest paid
Net interest paid increased from $85m to $123m in 2010. This was due to the higher interest and fees paid on the rated and mandatory convertible bonds, the accelerated amortisation of fees on debt facilities repaid and cancelled, and reduced
interest capitalised related to the Boddington joint venture asset disposed of during 2009.
7. Exchange gains and fair value adjustments on
convertible bonds
The 2010 exchange gain of $3m relates to the translation on
monetary items, net exchange differences on receivables and
payables, and realised exchange gains. In 2009, an exchange
gain of $121m arose when part of the proceeds from the sale
of the Boddington joint venture was used to repay borrowings.
In 2010, the fair value loss of $1m on the option component of the convertible bonds was due to the substantial drop in
volatilities which decreased the option value significantly. In
2009, the fair value loss of $33m on the option component
was mainly due to an increase in volatilities and the share price underlying the $732.5m convertible bond.
In 2010, the fair value loss of $55m on the mandatory
convertible bonds was a result of the movement in the listing price of the bonds on the New York Stock Exchange between
15 September 2010 and 31 December 2010. The mandatory
convertible bonds are carried at fair value as they will be settled by the issue of equity.
8. Taxation
The taxation charge was substantially higher in 2010 at
$276m compared with the $147m in 2009. The 2009 taxation
charge included a non-recurring tax credit of $246m on
impairment reversals. In addition, the year-on-year increase was due to higher earnings, the reversal of the deferred
taxation assets on unrealised non-hedge derivative losses of
$558m, which was partly mitigated by the higher tax benefits arising from the hedge book settlement of $174m and a once-
off tax credit in 2010.
Other financial data
EBITDA (excluding the cost of hedge buy-backs) increased
from $1,663m in 2009 to $1,897m in 2010. The year-on-year
increase of $234m is illustrated in the graph below.
EBITDA
2010 vs 2009 ($m)
$m
1,663
2009
2,900
2,700
2,500
2,300
2,100
1,900
1,700
1,500
1,300
1,897
2010
Change
1,000
Gold income
including realised
gains
(495)
Total
cash costs
(96)
Retrenchment and
rehabilitation costs
(109)
Corporate,
marketing and
exploration
(17)
Other operating
expenses
(38)
Associates
share of
EBITDA
(11)
Inventory

P

AngloGold Ashanti Annual Financial Statements 2010
CFO’s report
CFO’s report
Adjusted headline earnings (excluding hedge buy-back costs)
2010 vs 2009 ($m)
$m
708
2009
1,300
1,100
900
700
500
787
2010
Change
299
Adjusted
gross
profit
(103)
Corporate, marketing
and exploration
(38)
Net interest
21
Taxation
26
Abnormal
items
(126)
Other
Adjusted headline earnings (excluding the cost of hedge buy-
backs) increased from $708m in 2009 to $787m in 2010. The
year-on-year increase of $79m is illustrated in the graph above:
· The increase in adjusted gross profit was due to the improved margins resulting from the higher received gold price partly offset by higher operating costs and lower production.
· Corporate and marketing costs increased by $55m and
  exploration by $48m (refer note 4 to the income statement
  commentary).
· Net interest paid is $38m higher due to additional
  borrowings (the rated bonds, mandatory convertible bonds
  and the R1.5bn revolving credit facility), increased costs and discounts on the unwinding provisions, and a non-recurring
benefit arising from the unwinding of the Boddington joint
venture deferred debtor in 2009.
· Taxation is lower due to the higher tax benefit of the hedge buy-backs and a once-off tax credit in 2010 of $84m, partly offset by higher earnings.
· Abnormal items relates to the Savuka business interruption insurance payout and a recovery of funds pertaining to the loss of consignment inventory.
· Other relates mainly to a non-recurring exchange gain on a loan repayment in 2009 (refer note 7 to the income
  statement commentary).
Statement of financial position
An analysis of the abridged statement of financial position as at 31 December is presented, with comments on significant variations as follows:
Figures in $ millions
Notes
2010
2009
Tangible and intangible assets
1
6,374
5,996
Cash and cash equivalents
575
1,100
Other assets
2
2,583
2,691
Total assets
9,532
9,787
Total equity
3
4,113
3,030
Borrowings
4
2,704
1,931
Deferred taxation
900
753
Other liabilities
5
1,815
4,073
Total equity and liabilities
9,532
9,787

P

Statement of financial position commentary
The statement of financial position has improved significantly during the 2010 and 2009 years. Equity of approximately
$1bn has been injected, hedge contracts of $3.5bn before
taxation were accelerated and cash settled. Long-term tenor
has been introduced onto the balance sheet through the
issuing of a convertible bond in 2009 for $0.7bn, the issue of two rated bonds totalling $1bn and mandatory convertible
bonds of $0.8bn.
Significant events that impacted the statement of financial
position were:
1. Tangible and intangible assets
The increase in the tangible and intangible assets from
$5,996m to $6,374m was mainly due to the capital
expenditure incurred during the year amounting to $973m
(excluding that of joint ventures), the effects of stronger closing positions of local currencies against the US dollar of $314m, all of which was partly offset by an amortisation and depreciation charge of $692m, deferred stripping costs of $126m, and
impairments of $83m. The balance of movements included
changes in estimates of decommissioning assets and
asset reclassifications.
2. Other assets
Other assets consists mainly of investments, inventories,
financial derivatives, trade and other receivables, non-current assets, deferred tax assets, and cash restricted for use. Other assets decreased from $2,691m in 2009 to $2,583m in 2010.
Significant movements included:
· a decrease of $71m in assets held for sale owing mainly to the sale of the Tau Lekoa mine together with the adjacent
  properties of Weltevreden, Jonkerskraal and Goedgenoeg
  (Tau Lekoa) to Simmer & Jack Mines Limited (Simmers). The
  sale was concluded effective 1 August 2010;
· a reduction of $334m in financial derivative assets as a
  consequence mainly of the accelerated settlement of the
  final close-out of the hedge book;
· a decrease of $18m in investments in associates and equity accounted joint ventures given the higher dividends paid at the Malian operations; and
·decreases of $41m in deferred tax assets following the
reorganisation of the operations in Brazil;
all of which were partly offset by:
· an increase of $62m in other investments due primarily to
  movements in rehabilitation trust funds, the addition of the
  Simmers shares following the sale of Tau Lekoa, which was
  partly offset by the disposal of the investment in Vancouver-
  based gold producer B2Gold Corp;
· an increase of $212m in inventories due to the timing of gold dispatches, higher production costs and uranium inventory
  levels, and in North America, the heap leach inventory
  increased as a result of the higher levels of cost ounces that were placed on the leach pad and the slower percolation
  rates of the gold-bearing solution through the leach pad; and
· a rise of $102m in trade and other receivables owing to
  increases in recoverable taxes and duties and the timing of payments received.
3. Total equity
Total equity increased from $3,030m in 2009 to $4,113m
in 2010.
Significant movements included:
· an equity offering during September 2010 raised gross
  proceeds of $789m;
· profit for the year of $129m was mainly a function of the
  higher gold price received, the decline in the loss on non-
  hedge derivatives and the elimination of the remaining hedge book at a cost of $2.5bn;
· an increase in other comprehensive income of $250m
  included foreign currency translation reserves, cash flow
  hedge reserves, available-for-sale reserves and actuarial
  gains and losses; and
· Dividends paid to equity shareholders of $67m and to
  minorities of $64m.

P

AngloGold Ashanti Annual Financial Statements 2010
CFO’s report
CFO’s report
4. Borrowings
Total long- and short-term borrowings increased from $1,931m in 2009 to $2,704m in 2010. The borrowings and related facilities can be summarised as follows:
Facility status at
Facility status at
Figures in $ millions
Notes
31 December 2010
2010
2009
Mandatory convertible bonds 1 Refer group note 26 page 299
for conversion features 874 –
Rated bonds 2 $700m 10-year bonds and
$300m 30-year bonds 995 –
3.5% Convertible bonds Refer group note 26 on page 299
for conversion features 623 596
FirstRand Bank Limited loan 3 R1.5bn ($222m) 107 –
Syndicated loan facility 4 $1.0bn 38 –
Syndicated loan facility 2 Repaid and cancelled – 1,024
Standard Chartered term facility 5 Repaid and cancelled – 238
2,637 1,858
Other loans and finance leases 67 73
2,704 1,931
Notes:
1. During September 2010, the company issued $789m worth of mandatory convertible subordinated bonds due on 15 September 2013.
The proceeds were also applied to part fund the hedge close-out. Both the Moody’s and S&P ratings agencies have confirmed that they regard the bonds as equity in determining their ratings, and have reaffirmed AngloGold Ashanti’s international investment grade credit ratings. These instruments have therefore been treated as equity and excluded from borrowings in the Non-GAAP debt metrics.
2. During April 2010, two rated bonds, maturing in 10 and 30 years, were issued and aggregated $1.0bn. The proceeds were applied to repay and cancel amounts drawn under the $1.15bn syndicated loan facility and the Standard Chartered term facility.
3. During September 2010, the short-term local facility of R1.5bn with FirstRand Bank Limited was drawn to part fund the South
African hedge close-out.
4. During May 2010, the company entered into a four-year unsecured syndicated revolving credit facility for $1.0bn, of which $170m was drawn to part fund the hedge close-out.
5. During May 2010, the company repaid and cancelled the Standard Chartered term facility.
5. Other liabilities
Other liabilities consist mainly of provisions such as the
environmental rehabilitation liability, retirement defined benefit plans, liabilities held for sale, trade, other payables and deferred income, financial derivatives and taxation payable. The
decrease from $4,073m to $1,815m in 2010 was mainly due to
the decrease in financial derivative liabilities of $2,525m, the result of the accelerated settlement of the hedge book.
Other movements included:
· Increases in environmental rehabilitation and other
  provisions of $138m owing to changes and reviews in
  estimates, legislation, discount and inflation rate
  assumptions as well as stronger local currencies. The
  changes in estimates result from changes to the life of mine profiles and additional environmental damage incurred;
· Increases in the provision for pension and post-retirement benefits of $32m due largely to stronger local currencies
  against the US dollar, which were partly offset by the effect of changes to discount and inflation rate assumptions; and
· An increase in trade, other payables and deferred income of
  $126m owing mainly to the timing of payments, increased
  payroll, power and electricity accruals, and social security and other tax provisions.

P

The reduced closing cash position was mainly a result of the hedge buy-back cash outflow of $2.6bn, which was partly
funded from proceeds arising from debt and the issue of equity.
Operating activities
1.   Cash generated from operations increased by $369m from
$1,345m in 2009 to $1,714m in 2010 mainly due to the
higher received gold price, the benefits of which were
partly negated by the decline in ounces sold and the rise in total cash costs. Movements in working capital resulted in
a net outflow of $299m in 2010 compared with $50m the
prior year. The increased level of cash locked up in working capital was mainly due to an increase in inventories and
trade and other receivables. Inventories increased mainly
due to higher ore stockpile and uranium inventory levels,
and in North America the heap leach inventory increased
as a result of the higher cost ounces that were placed on
the leach pad and the slower percolation rate of the gold-
bearing solution through the leach pad. Trade and other
receivables increased owing to the timing of receipts, the
rise in recoverable taxes, and the over payment of
provisional taxes in South Africa.
2.   The higher dividends received in 2010 from equity
accounted investments was due to the higher distribution
of $44m from Sadiola.
3.   Cash utilised for hedge buy-back costs increased from
$797m in 2009 to $2,611m in 2010, reflecting the final
tranche of 3.0Moz that was bought back in 2010.
Statement of cash flows
An analysis of the abridged cash flow statement is presented and significant variations in balances are commented upon below.
Figures in $ millions
Notes
2010
2009
Cash generated from operations
1
1,714
1,345
Dividends received from equity accounted investments
2
143
101
Taxation paid
(188)
(147)
Cash utilised for hedge buy-back costs
3
(2,611)
(797)
Net cash (outflow) inflow from operating activities
(942)
502
Capital expenditure
4
(973)
(1,019)
Net proceeds from the acquisition and disposal of tangible assets, investments, associate and joint venture loans
5
51
778
Interest received
32
55
Other investing activities
19
(9)
Net cash outflow from investing activities
(871)
(195)
Net proceeds from share issues
6
778
295
Net borrowings proceeds
7
648
43
Dividends and finance costs paid
(232)
(167)
Net cash inflow from financing activities
1,194
171
Net (decrease) increase in cash and cash equivalents
(619)
478
Translation
105
47
Cash and cash equivalents at beginning of year
1,100
575
Cash and cash equivalents at end of year
(1)
586
1,100
(1)
The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included in the statement of financial position as part of non-current assets held for sale of $11m.

P

AngloGold Ashanti Annual Financial Statements 2010
CFO’s report
CFO’s report
The elimination of the hedge book fulfils a crucial strategic objective by ending the practice of selling gold at a
discount to current market prices, thus improving cash
flows and earnings.
Investing activities
4.   Capital expenditure decreased by $46m from $1,019m to
$973m in 2010. Capital expenditure during 2010 consisted
of $250m relating to project capital, $352m for Ore Reserve
development and $371m for stay-in-business capital.
Excluding expenditure of $145m on the Boddington joint
venture in 2009, project capital expenditure year-on-year
reduced by $18m. Ore Reserve development expenditure
increased by $5m and mainly arose at the Americas, in line
with increased Ore Reserve development meters. Stay-in-
business expenditure increased by $113m and was mainly
driven by increased capital requirements at Obuasi of
$27m, AngloGold Ashanti Córrego do Sítio Mineração of
$24m, Geita of $22m, Mponeng of $17m, Moab Khotsong
of $13m and Cerro Vanguardia of $7m.
5.   Net proceeds from the sale of assets decreased from
$778m to $51m in 2010. During 2010, the B2Gold and
Red 5 investments were sold for $68m and $9m
respectively, and additional shares were acquired in
International Tower Hill for $11m and XDM Resources for
$6m. During 2009, $990m was received from the sale of
the Boddington joint venture and $145m was reimbursed
for the capital expenditure incurred. In addition, $344m
was spent on acquiring the 45% effective interest in the
Kibali gold project and $6m on the additional 3% holding
in Sadiola. The balance of the proceeds related mainly to
real estate activities in Brazil, investments in environmental rehabilitation trust funds established by AngloGold Ashanti
in compliance with regulatory requirements and other
sundry investment purchases.
Financing activities
6.   The net proceeds from the issue of shares increased from
$295m in 2009 to $778m in 2010. The most significant
movement relates to an equity offering which resulted in
the issue of 18,140,000 ordinary shares at an issue price
of R308.37, raising $773m (net of share issue costs). In
2009, an equity offering resulted in the issuing of
7,624,162 ordinary shares at an issue price of R288.32 per
ordinary share. Net proceeds of $280m were raised. The
balance of the proceeds relate to the normal issue of
shares related to the employee share scheme.
7.   Net borrowing proceeds increased from $43m in 2009 to
$648m in 2010. The 2010 year includes proceeds of
$983m from the $700m and $300m rated bonds, $819m
from the mandatory convertible bonds, $307m from
FirstRand Bank Limited and $170m from the $1bn
syndicated loan. This was partly offset by repayments of
$1,060m on the $1.15bn syndicated loan facility, $250m
on the Standard Chartered term facility, $120m on the
$1bn syndicated loan facility and $200m to FirstRand
Bank Limited.
The 2009 year included proceeds of $732.5m from the
3.5% convertible bonds, $1bn from the term facility and
$985m from the $1.15bn syndicated loan facility. This was
partly offset by repayments of $1bn on the 2.375%
convertible bonds, $750m on the term facility and $899m
on the $1.15bn syndicated loan facility. The balance of the
movements related to proceeds and repayments in terms
of other loan agreements.
Other developments
· During the first half of the year, some of the Brazilian wholly-
  owned operations were restructured to capitalise on
  operating and financial synergies. A new company was
  formed and named AngloGold Ashanti Córrego do Sítio
  Mineracão S.A.
· AngloGold Ashanti is in the process of filing its US GAAP
  financials in XBRL (eXtensible Business Reporting Language)
  format in accordance with the United States Securities and
  Exchange Commission regulations. In South Africa, XBRL filing for the IFRS financials is presently a voluntary filing programme.
  The company is considering this method of presenting
  financial information in South Africa, upon successful
  implementation of the current XBRL filing.
One-year forecast – 2011
AngloGold Ashanti’s annual production guidance for 2011 is
4.55Moz to 4.75Moz.
Capital expenditure for 2011 is estimated to range between
$1.5bn and $1.6bn.

P

Expected
Forecast
Forecast total
cash
capital
For the year ended 31 December 2011
production
cost       expenditure
000oz $/oz
(1)
$m
(2)
South Africa
(3)
1,717 – 1,792 624 – 647 600
Ghana 490 – 511 783 – 813 176
Guinea 270 – 281 693 – 719 36
Mali 236 – 246 784 – 814 25
Namibia 83 – 87 921 – 955 10
Tanzania 485 – 506 631 – 655 66
Australia 344 – 360 881 – 914 158
Argentina 190 – 198 536 – 556 66
Brazil 435 – 455 515 – 535 279
United States 300 – 314 547 – 567 72
Democratic Republic of the Congo – – 84
Other – – 27
AngloGold Ashanti 4,550 – 4,750 660 – 685 1,599
(1)
Based on the following assumptions: R7.11/$, A$/$0.98, BRL1.70/$ and Argentinean peso 4.12/$; Brent crude at $95 per barrel.
(2)
Capital expenditure is managed in line with earnings and cash flows and may fluctuate accordingly. Forecast capital expenditure for operations with minorities is reported at 100%. For entities which are equity accounted, the forecast capital spend is the attributable share.
(3)
In South Africa, production assumes stable power supply from Eskom at 48c/Kwh.
Other illustrative estimates
Outlook 2011
Depreciation and amortisation $810m
Corporate, marketing, Project ONE and capacity building costs $275m
Expensed exploration and prefeasibility costs (including equity accounted associates and joint ventures of $30m) $325m
Interest and finance costs (income statement) $205m
Interest and finance costs (cash flow) $145m
Srinivasan Venkatakrishnan
Chief Financial Officer
11 March 2011

P

AngloGold Ashanti Annual Financial Statements 2010
Scorecard 2010
Objectives – 2009
Progress – 2010
Achieve longer-term tenor in the
Received international investment-grade credit ratings from Moody’s and S&P balance sheet
in April 2010 which allowed the issue of $700m 10-year bonds and $300m
30-year bonds. Three-year mandatory convertible bonds for $789m issued in September.
Refinance revolving credit facility
Four-year, $1bn revolving credit facility secured with syndicate of 16 banks in April.
Opportunistically reduce hedge book
Hedge book eliminated on 7 October 2010, thus providing full exposure to the gold price for AngloGold Ashanti shareholders, and enhancing profitability and cash flow by ending discounted gold sales.
Roll-out Safety Transformation Project
Safety Transformation Project launched in Johannesburg in May, outlining the
AngloGold Ashanti Safety Blueprint and Safety Framework. Twenty two Global
Safety Standards have been signed off by the business, and the development of guidelines to support their implementation is under way. Concepts from the guidelines on Hazard and Risk Management and Incident Management have been embedded into the design of the Business Process Framework.
Scorecard 2010
Delivering
on our
commitments

P

Accelerate Project ONE roll-out
Implemented at an additional 15 sites (mines and processing plants) in 2010, adding to the eight that went live in 2009. There are currently 145 people engaged in the roll-out of the programme and early successes at Geita and the
Mponeng Plant were followed with encouraging initial successes at the more complex South African underground operations.
Reposition South African operations
Robbie Lazare appointed Executive Vice President: South Africa to lead the repositioning of those assets. A `three-horizon’ strategy was adopted to ensure their immediate turnaround, to optimise operating processes and the configuration of the assets; and to look to technological breakthroughs to secure their long-term future.
Continue operational recoveries at
Geita continued on its upward trajectory, improving production by 31% and
Geita, Obuasi
reducing costs by 19%. The platform has been set for further gains in 2011.
Obuasi remains a challenge, with below-par development rates and ore-pass hang-ups affecting production and costs. Production was also affected by the suspension of operations in the first quarter in order to address water balance issues. Learning from the experience at Geita, a multi-disciplinary task team has been appointed to lead the recovery at Obuasi and create a strong foundation for this large, world-class gold deposit.
Entrench recoveries in Brazil
AGA Mineração and Cerro Vanguardia entrenched their position as AngloGold and Argentina
Ashanti’s lowest-cost mines. Their expansions progressed after receiving approval from the board.
Ensure Cripple Creek & Victor recovery
A revised pad-stacking strategy, which saw higher-grade ore placed closer to the pad lining to improve production, yielded good results with the mine posting a strong recovery. As in South America, the base is set for expansion with studies under way to test the viability of installing a high-grade milling circuit to further boost production.
Progress projects through
The board approved its first greenfield project in more than a decade with the development pipeline
go-ahead for the development of the Tropicana deposit in Australia. The development of the Córrego do Sítio deposit, in Brazil, was also approved, while prefeasibility studies progressed for the Gramalote project in Colombia, and feasibility studies for the Kibali and Mongbwalu projects in the Democratic
Republic of the Congo were advanced.
Advance exploration targets
Conceptual studies and resource definition are under way at Boston Shaker and Havana Deeps targets in the Tropicana belt, La Colosa, Quebredona,
Rio Dulce and Salvajina in Colombia, as well as Hutite in North Africa.
Drill testing is under way at Malrok and Kanosak in Canada, LaMbouli in Gabon and at the Vulu and Tango sites in the Solomon Islands.
Build Colombia’s resource potential
Drilling resumed at the La Colosa site in Colombia in August, bringing welcome progress to the gold industry’s most significant virgin discovery of recent times.

P

AngloGold Ashanti Annual Financial Statements 2010
Project ONE
Project ONE, AngloGold Ashanti’s all-encompassing change
programme, gained increased traction across the organisation during 2010 as its teams moved aggressively to progress
implementation. The model was rolled out at 15 sites during
the year, adding to the eight that went live in 2009. Originally designed to facilitate delivery of the company’s five-year
business objectives, which encompass an ambitious set of
financial operating and sustainability targets, Project ONE has secured tangible operating and cost efficiencies which
together have helped unlock almost $500m in operating cash
flow improvements across the business, with potential to
improve significantly on that figure in coming years. The
implementation of the model has also resulted in
improvements in managerial effectiveness and accountability, both crucial to ensuring the improvements are sustained and
enhanced. Project ONE is composed of two integrated
initiatives – the System for People (SP) and the Business
Process Framework (BPF) – which together promote
standard business processes across every area of the
company in order to ensure that the right people are in the right roles and are working to ensure stable processes that deliver consistently excellent results. The greatest advantage of
Project ONE is that it engages employees as active
participants in the design and the detail of their work, while leaders play a significant role in creating and sustaining a values-based culture that prioritises safety, diversity, mutual respect for colleagues, the environment and communities in
which AngloGold Ashanti operates. Ultimately, Project ONE
demands strict accountability at every level of the organisation as it strives toward achieving those five-year goals that were set in 2008 of: reducing accident rates by 70%; increasing
overall productivity by 30%; cutting reportable environmental incidents by 60%; increasing production by 20%; achieving a
25% real reduction in costs; and earning a return of at least
15% on capital employed, through the commodity and
investment cycle.
The SP is a managerial effectiveness system focused on
ensuring that those at each level in the organisation are held directly accountable for their work responsibilities. This
component of Project ONE was designed to create the most
effective organisational design possible, in which a culture of mutual trust is fostered in order to facilitate the efficient execution of work. A core team has been established to enhance the
design and development of the SP and to provide ongoing
internal support during its continued implementation. This
process will be led by Charles Carter, Executive Vice President –
Business Strategy and Organisational Effectiveness.
The BPF is the second component of Project ONE. This is a
scientifically rigorous system focused heavily on short- and long-term planning and execution of work. The BPF clearly
defines business expectations and sets operational targets
while also seeking continuous improvement once operational
volatility has been eliminated. The BPF was launched in August
Project ONE
Holistic
goals
plan to achieve
strategic
transformation

P

2008 under the direction of Tony O’Neill, Executive Vice
President: Business and Technical Development and has seen
a string of positive results across various mines, plants, shafts and corporate structures, where well-planned operating
methodologies have reduced volatility and increased average
productivity. While great progress was made in the
implementation of BPF, the process is still in its formative stages and is expected to yield sustained productivity improvements in coming years as it is bedded down across the business.
The Mponeng plant in South Africa, at the outset one of
AngloGold Ashanti’s most efficient operating units, was
chosen as a pilot site for the project’s implementation to
showcase its effectiveness. Throughput improvements of 15%
achieved during 2009 demonstrated the potential that the
process can unlock. Before the implementation of the BPF, ore from the Mponeng mine would regularly be trucked to
neighbouring plants for processing, as the mill struggled to cope with volumes from AngloGold Ashanti’s largest mine.
Since implementation of BPF, however, the plant has improved productivity to the point that it now has spare capacity, leaving the challenge now squarely with the mining operation to
improve tonnage to fill the gap. The early signs of the
implementation of BPF at the more extensive and complex
underground mines in South Africa toward the end of 2010
have been enormously encouraging. At the Mponeng plant,
meanwhile, the management team is applying additional
Project ONE business process elements to further improve
metallurgical performance. Emphasis on stabilised processes
has also resulted in a 20% reduction in sodium cyanide
consumption. Crucially, these improved processes and the
lessons from their development can be rapidly extended
throughout the company, a key benefit of the uniform
operating model.
Improvements at Geita in Tanzania, are also emblematic of the potential that BPF can unlock. Implementation of the change
model saw management’s focus shift to improved planning,
1,600
1,400
1,200
1,000
800
600
400
200
0
LCL
LCL
UCL
LCL
UCL
UCL
BPF start – 02/11/2009
Stabilisation – 08/09/2011
Go live – 01/04/2011
Mean
Mean
Mean
Aug
09
Dec
09
Mar
10
Jun
10
Sep
10
Sep
09
Dec
10
Mponeng mine – daily stoping
(m
2
)
Set 3: UCL = 1,612.03    Mean = 1,136.22 LCL = 660.39 (267 – 365) (mR = 2)
UCL = upper control limit
LCL= lower control limit

P

AngloGold Ashanti Annual Financial Statements 2010
Project ONE
scheduling and resourcing of maintenance work, in order to
limit operational interruptions in the plant. This led to improved recoveries and a 30% increase in plant throughput. This
performance has held since 2009, demonstrating the
sustainability of the process. The BPF was also applied to the maintenance of the heavy mobile equipment fleet. Truck
availability has soared following improvements to the service strategy and the establishment of a separate work crew to
attend to unexpected breakdowns in order not to disrupt
essential scheduled work. These improvements, coupled with
improvements to utilisation through more efficient scheduling of driver shifts and improved road conditions in the pit,
contributed towards Geita’s truck fleet reducing from 48 trucks in 2009 to 34 at the end of 2010, while moving more tons.
Further fleet reductions are planned in 2011. The implications for fleet replacement and overall capital efficiency are
significant and demonstrate how BPF supports the overall
objective of achieving returns on capital of more than 15%,
throughout the cycle.
Geita’s Project ONE implementation teams have since been
repatriated to their home regions in Australia, West Africa and
Brazil, where similar improvements are becoming evident.
Most encouraging is the application of the improved planning, scheduling and resourcing of work to AngloGold Ashanti’s
mining operations. The first pilot mining site, Lamego in Brazil, reported significant improvements in jumbo drilling advances as well as drilling and blasting cycles as a direct consequence of enhanced planning and scheduling. A similar focus is being applied at Sunrise Dam in Australia, Iduapriem in Ghana and
the deep-level underground mines in South Africa.
Integrating the SP and the BPF was a priority in 2010. The
systems are hugely complementary in delivering rigorous
approaches to planning, scheduling, resourcing and execution of work. The resultant creation of cooperative processes,
employee engagement and teamwork is a primary Project
ONE objective that furthers a range of other initiatives
intrinsically linked to AngloGold Ashanti’s organisational values.
Safety Transformation, an initiative developed to underpin
safety improvements, outlines AngloGold Ashanti’s strategy to create workplaces free of occupational injury and illness.
Embedding specific safety elements and concepts which
Project ONE
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
LCL
LCL
UCL
LCL
UCL
UCL
BPF start – 30/12/2009 Stabilisation – 18/01/2011 Go live – 15/08/2010
Mean
Mean
Mean
Mar
10
Jun
10
Sep
10
Dec
09
Dec
10
Iduapriem mine – daily milled
(tonnes)
Set 6: UCL = 17,306.83 Mean = 12,541.93 LCL = 7,777.04 (267 – 365) (mR = 2) (Lloyd Nelson option)
18,000
UCL
LCL
Mean
UCL = upper control limit
LCL= lower control limit

P

define our new approach, into both components of Project
ONE, will ensure sustainability of the overall safety effort. In the first quarter of 2011, specific safety training will commence, focused on Incident Management and supporting integrated
Project ONE delivery.
‘We value diversity’ and ‘We treat each other with dignity and respect’, are two specific values that guide AngloGold
Ashanti’s efforts toward transformation or employment
equity. Achieving these goals requires the transformation
strategy be an integral part of Project ONE. A policy for the transformation and localisation of labour was approved by the board of directors in November 2010 and will serve as a
framework within which the regions will develop their own
strategies. The policy is an expansion of AngloGold Ashanti’s previous approach to legal transformation requirements in
South Africa which were focused on redressing past
employment inequities by enhancing the representation of
historically disadvantaged groups. With the full commitment
from the board of directors and the executive team in October
2008, the policy was developed to include the elimination of local barriers to skills development and upward mobility, and to progressively recruit local talent into technical and
managerial roles in host countries. The policy aims to take into account the legislative frameworks of these countries, as well as the company’s own values, in order to redress historical
imbalances, promote gender equality and employment of
local citizens at all levels, as well as the equitable employment of people with disabilities.
Project ONE has a significant role to play in creating and
driving a values-based organisational culture. The programme is closely aligned to our overarching philosophy that People are the Business. This philosophy is testament to AngloGold
Ashanti’s firmly held conviction that people working in the
organisation are the key to its success.
1,000
900
700
800
600
500
400
300
200
100
0
LCL
LCL
UCL
LCL
UCL
UCL
BPF start – 12/07/2010
Stabilisation – 26/01/2012
Go live – 29/08/2011
Mean
Mean
Mean
Jul
09
Dec
09
Mar
10
Jun
10
Sep
10
Sep
09
Dec
10
TauTona – daily stoping
(m
2
)
Set 3: UCL = 921.07   Mean = 578.29   LCL = 235.50 (285 – 364) (mR = 2)
UCL = upper control limit
LCL= lower control limit
Podcast available at www.aga-reports.com/10/podcasts.htm
Charles Carter, Executive Vice President –
Business Strategy and Organisational
Effectiveness outlines progress made
with Project ONE

P

AngloGold Ashanti Annual Financial Statements 2010
Five-year summaries
Summarised group financial results – income statement
US Dollar million
2010
2009
2008
2007
2006
Gold income 5,334
3,768           3,619          3,002          2,646
Cost of sales (3,550) (2,813) (2,728) (2,458) (2,138)
Loss on non-hedge derivatives and other commodity contracts
(1)
(702) (1,533) (297) (792) (231)
Gross profit (loss) 1,082 (578)
594            (248)
277
Corporate administration, marketing and other expenses (220) (164) (144) (144) (100)
Exploration costs (198) (150) (126) (117) (58)
Other operating expenses (20) (8) (6) (20) (20)
Special items (126)
691        (1,538)
(13) (7)
Operating profit (loss) 518 (209) (1,220) (542) 92
Dividend received from other investments –
–                 –                2               –
Interest received 43
54                66               43             31
Exchange gain (loss) 3
112                  4               (1)
(5)
Fair value adjustment on option component of convertible bonds (1) (33)
  25               47             16
Fair value loss on mandatory convertible bonds (55)
–                 –                –               –
Finance costs and unwinding of obligations (166) (139) (114) (120) (116)
Share of equity accounted investments’ profit (loss) 63
94            (138)
35             115
Profit (loss) before taxation 405 (121) (1,377) (536) 133
Taxation (276) (147)
197            (101)
(146)
Profit (loss) after taxation from continuing operations 129 (268) (1,180) (637) (13)
Discontinued operations
Profit (loss) from discontinued operations
–
–               25               1               (2)
Profit (loss) for the year 129 (268) (1,155) (636) (15)
Allocated as follows
Equity shareholders
76 (320) (1,195) (668) (45)
Non-controlling interests 53
52               40               32              30
129 (268) (1,155) (636) (15)
Other financial data
Adjusted gross (loss) profit
(1)
$m (1,191)
412            (384)
835             884
Adjusted gross margin % (51)
13             (16)
25               29
Headline earnings (loss) $m 122 (852) (30) (648) (82)
Adjusted headline (loss) earnings
(1)
$m (1,758) (50) (897)
278            411
Adjusted headline earnings excluding hedge buy-back costs
(1)
$m 787
708                19
278 411
EBITDA excluding hedge buy-back costs
(1)
$m 1,897
1,663            1,131          1,224         1,409
EBITDA margin excluding hedge buy-back costs % 38
41                33
37              47
Interest cover
(1)
times 16
14                10             11              13
Profit (loss) per ordinary share
Basic
US cents 20 (89) (377) (237) (16)
Diluted US cents 20 (89) (377) (237) (16)
Headline US cents 33 (236) (9) (230) (30)
Adjusted headline (loss) earnings per ordinary share
(1)
US cents (473) (14) (283)
99             151
Dividends per ordinary share US cents 20
17               11              19               62
Weighted average number of shares million 372
361              317            281             273
Issued shares at year-end million 384
366              357            282             280
(1)
Refer to Non-GAAP disclosure notes from page 372.
Five-year summaries
For the year ended 31 December

P

Summarised group financial results – statement of financial position
US Dollar million
2010
2009
2008
2007
2006
Assets
Tangible and intangible assets 6,374 5,996 4,493 7,041 6,329
Cash and cash equivalents 575 1,100 575 477 471
Other assets 2,583 2,691 2,992 2,190 2,022
Total assets 9,532 9,787 8,060 9,708 8,822
Equity and liabilities
Total equity 4,113 3,030 2,511 2,442 3,047
Borrowings 2,704 1,931 1,933 1,848 1,448
Deferred taxation 900 753 617 1,042 1,093
Other liabilities 1,815 4,073 2,999 4,376 3,234
Total equity and liabilities 9,532 9,787 8,060 9,708 8,822
Non-GAAP financial data
Equity
(1)
4,987 3,030 2,511 2,442 3,047
Net debt
(1)
1,288 868 1,283 1,318 1,015
Net asset value – per share
(1)
US cents 1,299 828 702 867 1,087
Net tangible asset value – per share
(1)
US cents 1,248 779 661 718 946
Market capitalisation
(1)
18,767 14,555 9,795 11,878 13,008
Financial ratios
Return on equity excluding hedge buy-back costs
(1)
% 20 26 1 10 14
Net debt to equity % 26 29 51 54 33
Exchange rates
Rand/dollar average exchange rate 7.30 8.39 8.25 7.03 6.77
Rand/dollar closing exchange rate 6.57 7.44 9.46 6.81 7.00
Australian dollar/dollar average exchange rate 1.09 1.26 1.17 1.19 1.33
Australian dollar/dollar closing exchange rate 0.98 1.12 1.44 1.14 1.27
Brazilian real/dollar average exchange rate 1.76 2.00 1.84 1.95 2.18
Brazilian real/dollar closing exchange rate 1.67 1.75 2.34 1.78 2.14
(1)
Refer to Non-GAAP disclosure notes from page 372.
As at 31 December

P

AngloGold Ashanti Annual Financial Statements 2010
Five-year summaries
Summarised group financial results – statement of cash flows
US Dollar million
2010
2009
2008
2007
2006
Cash flows from operating activities
Cash generated from operations
1,714
1,345
632
983
1,132
Cash utilised by discontinued operations
–
–
(1)
(2)
(1)
Dividends received from equity accounted investments
143
101
78
65
85
Taxation paid
(188)
(147)
(125)
(180)
(110)
Cash utilised for hedge buy-back costs
(2,611)
(797)
(1,113)
–
–
Net cash (outflow) inflow from operating activities
(942)
502
(529)
866
1,106
Cash flows from investing activities
Capital expenditure
(973)
(1,019)
(1,194)
(1,015)
(811)
Net (payments) proceeds from acquisition and disposal
of mines, subsidiaries, associates and joint ventures
(44)
(354)
10
1
9
Net proceeds (payments) from disposal and acquisition of
investments, associate loans, and acquisition
and disposal of tangible assets
95
1,132
82
(13)
46
Interest received
32
55
67
35
24
Net loans (advanced) repaid
(6)
1
–
–
5
Decrease (increase) in cash restricted for use
25
(10)
(6)
(25)
(3)
Other investing activities
–
–
–
2
1
Net cash outflow from investing activities
(871)
(195)
(1,041)
(1,015)
(729)
Cash flows from financing activities
Net proceeds from share issues
778
295
1,668
34
507
Net borrowings proceeds (repaid)
648
43
239
323
(394)
Finance costs paid
(115)
(111)
(93)
(72)
(82)
Dividends paid
(117)
(56)
(58)
(144)
(132)
Net cash inflow (outflow) from financing activities
1,194
171
1,756
141
(101)
Net (decrease) increase in cash and cash equivalents
(619)
478
186
(8)
276
Translation
105
47
(88)
14
(2)
Cash and cash equivalents at beginning of year
1,100
575
477
471
197
Cash and cash equivalents at end of year
(1)
586
1,100
575
477
471
Other financial data
Operating cash flow
(2) (3)
(1,665)
(104)
(1,069)
336
633
Cash generated to cash invested
(2)
times
1.2
2.3
0.6
0.7
1.6
(1)
The cash and cash equivalents balance at 31 December 2010 includes cash and cash equivalents included in the statement of financial position as part of non-current assets held for sale of $11m.
(2)
Refer to Non-GAAP disclosure notes from page 372.
(3)
Includes hedge buy-back costs (2008 to 2010).
Five-year summaries
For the year ended 31 December

P

Summarised group operating results
2010
2009
2008
2007
2006
Underground operations
Metric tonnes milled 000 11,092 11,944 12,335 13,112 13,489
Yield g/t 6.66 6.41 6.89 6.99 7.20
Gold produced 000 oz 2,374 2,461 2,734 2,948 3,123
Surface and dump reclamation
Metric tonnes treated 000 11,081 12,779 11,870 12,429 12,414
Yield g/t 0.55 0.51 0.42 0.49 0.50
Gold produced 000 oz 196 208 161 197 201
Open-pit operations
Metric tonnes mined 000 159,352 167,000 175,999 172,487 173,178
Stripping ratio
(1)
5.02 5.58 5.24 4.48 4.82
Metric tonnes treated 000 26,028 25,582 25,388 25,312 26,739
Yield g/t 1.95 1.96 2.12 2.34 2.14
Gold produced 000 oz 1,631 1,609 1,734 1,904 1,843
Heap-leach operations
Metric tonnes mined 000 67,194 57,456 54,754 59,720 63,519
Metric tonnes placed
(2)
000 21,963 19,887 23,462 22,341 23,329
Stripping ratio
(1)
2.17 1.94 1.43 1.77 1.83
Recoverable gold placed
(3)
kg 10,949 12,958 14,496 16,242 18,162
Yield
(4)
g/t 0.50 0.65 0.62 0.73 0.78
Gold produced 000 oz 314 321 353 428 468
Total gold produced 000 oz 4,515 4,599 4,982 5,477 5,635
– South Africa 1,785 1,797 2,099 2,328 2,554
– Continental Africa 1,492 1,585 1,631 1,655 1,779
– Australasia 396 401 433 600 465
– Americas 842 816 819 894 837
Average price received
(5)
$/oz sold 561 751 485 629 577
Total cash costs $/oz produced 638 514 444 357 308
Total production costs $/oz produced 816 646 567 476 414
Capital expenditure $m 1,015 1,027 1,201 1,059 817
Monthly average number of employees 62,046 63,364 62,895 61,522 61,453
AIFR 11.50 12.88 16.66 20.95 22.83
FIFR 0.10 0.09 0.09 0.21 0.22
Definitions
(1)
Stripping ratio = (total tonnes mined – ore tonnes mined)/ore tonnes mined.
(2)
Tonnes placed onto leach pad.
(3)
Recoverable gold placed onto leach pad inventory.
(4)
Recoverable gold placed/tonnes placed.
Comments
(5)
Average gold price received negatively impacted by the reduction of the hedge book in the three years from 2008 to 2010.
For the year ended 31 December

P

AngloGold Ashanti Annual Financial Statements 2010
Operations at a glance
Attributable tonnes
Average
Attributable
treated/milled
grade recovered
gold production
(Mt)
(g/t)
(000oz)
Operation 2010 2009 2008 2010 2009 2008 2010 2009 2008
South Africa
1,785
1,797
2,099
Vaal River
Great Noligwa 0.7 0.9 1.4 5.99 5.73 7.33 132 158 330
Kopanang 1.6 1.6 1.6 6.13 6.74 6.82 305 336 362
Moab Khotsong 1.0 0.8 0.6 9.03 9.36 9.31 292 247 192
Tau Lekoa 0.6 1.2 1.2 3.32 3.32 3.58 63 124 143
Surface operations 10.2 9.7 7.9 0.54 0.53 0.36 179 164 92
West Wits
Mponeng 1.7 1.9 1.9 9.48 8.66 10.02 532 520 600
Savuka 0.1 0.2 0.3 5.30 5.45 6.28 22 30 66
TauTona
(1)
1.1 1.5 1.6 7.01 7.29 8.66 259 218 314
Continental Africa
1,492
1,585
1,631
Ghana
Iduapriem 3.4 3.4 3.5 1.70 1.72 1.76 185 190 200
Obuasi
(1)
2.6 4.6 5.6 5.16 5.18 4.37 317 381 357
Guinea
Siguiri (85%) 8.8 8.8 8.6 0.97 1.11 1.20 273 316 333
Mali
Morila (40%) 1.7 1.7 1.7 1.70 2.47 3.08 95 137 170
Sadiola (41%)
(2)
1.8 1.7 1.6 2.04 2.52 3.42 118 135 172
Yatela (40%)
(3)
1.2 1.1 1.1 1.23 3.62 2.66 60 89 66
Namibia
Navachab 1.5 1.3 1.5 1.80 1.58 1.43 86 65 68
Tanzania
Geita 4.7 4.5 4.3 2.36 1.89 1.92 357 272 264
Australasia
396
401
433
Australia
Sunrise Dam
(4)
3.6 3.9 3.8 3.22 2.87 3.46 396 401 433
Americas
842
816
819
Argentina
Cerro Vanguardia (92.5%) 1.0 0.9 0.9 6.11 6.51 5.44 194 192 154
Brazil
AGA Mineração
(1)
1.6 1.5 1.4 7.21 7.02 7.62 338 329 320
Serra Grande (50%) 0.6 0.5 0.4 4.05 4.52 6.85 77 77 87
United States
Cripple Creek & Victor
(3)
20.6 18.7 22.1 0.43 0.46 0.49 233 218 258
AngloGold Ashanti
4,515
4,599
4,982
(1)
The yields of TauTona, Obuasi and AGA Mineração represent underground operations.
(2)
Prior to 29 December 2009, AngloGold Ashanti’s shareholding in Sadiola was 38%.
(3)
The yields of Yatela and Cripple Creek & Victor reflect recoverable gold placed/tonnes placed from heap leach operations.
(4)
The yield of Sunrise Dam represents open-pit operations.
Operations at a glance
For the year ended 31 December

P

Attributable capital
Total cash costs
expenditure
($/oz)
($m)
Operation 2010 2009 2008 2010 2009 2008
South Africa
598
466
362
424
385
337
Vaal River
Great Noligwa
884 794 458 24 24 26
Kopanang 613 406 348 61 58 47
Moab Khotsong 588 424 379 120 104 89
Tau Lekoa 921 718 533 10 17 18
Surface operations 485 341 440 3 3 –
West Wits
Mponeng
453 329 249 122 109 86
Savuka 1,100 1,115 411 9 13 11
TauTona 700 559 374 75 57 60
Continental Africa
712
608
543
234
198
262
Ghana
Iduapriem
666 516 525 17 28 54
Obuasi 744 630 633 109 94 112
Non-controlling interests and exploration – – – 1 2 2
Guinea
Siguiri (85%)
643 519 466 10 22 18
Non-controlling interests and exploration – – – 2 4 4
Mali
Morila (40%)
(1)
715 527 419 1 4 1
Sadiola (41%)
(1) (2)
650 488 399 8 4 3
Yatela (40%)
(1)
807 368 572 2 1 3
Namibia
Navachab
727 622 534 14 20 12
Tanzania
Geita
777 954 728 38 19 53
Democratic Republic of the Congo
Kibali (45%)
(1)
– – – 30 – –
Other – – – 2 – –
Australasia
982
662
552
40
177
439
Boddington (33.33%) – – – – 146 419
Sunrise Dam 957 646 531 29 31 19
Tropicana (70%) – – – 10 – –
Exploration and other – – – 1 – 1
Americas
432
362
381
311
258
154
Argentina
Cerro Vanguardia (92.5%)
366 355 608 38 17 15
Non-controlling interests and exploration – – – 3 1 1
Brazil
AGA Mineração
407 339 300 142 84 69
Serra Grande (50%) 481 406 294 26 33 20
Non-controlling interests and exploration – – – 29 36 22
United States
Cripple Creek & Victor
493 376 309 73 87 27
Other
– – – 6 9 9
Sub-total 1,015 1,027 1,201
Equity accounted investments included above (42) (8) (8)
AngloGold Ashanti
638
514
444
973
1,019
1,193
(1)
Equity-accounted investments
(2)
Prior to 29 December 2009, AngloGold Ashanti’s shareholding in Sadiola was 38%.

United States
Cripple Creek & Victor 233,000oz
Brazil
Serra Grande 77,000oz
AGA Mineração 338,000oz
Mali
Morila 95,000oz
Sadiola 118,000oz
Yatela 60,000oz
Guinea
Siguiri 273,000oz
Ghana
Iduapriem 185,000oz
Obuasi 317,000oz
Namibia
Navachab 86,000oz
Tanzania
Geita 357,000oz
South Africa
Vaal River
Great Noligwa
132,000oz
Kopanang 305,000oz
Moab Khotsong 292,000oz
Tau Lekoa
(1)
63,000oz
Surface operations 179,000oz
West Wits
z o 0 0 0 , 2 3 5 g n e n o p M
z o 0 0 0 , 2 2 a k u v a S
z o 0 0 0 , 9 5 2 a n o T u a T
Australia
Sunrise Dam 396,000oz
Operations
Argentina
Cerro Vanguardia 194,000oz
(1)
Sold effective 1 August 2010.
P
56
AngloGold Ashanti Annual Financial Statements 2010
Review of operations
Review of operations
AngloGold Ashanti –
growth options
unparalleled
diversity,
unmatched

P

Introduction
AngloGold Ashanti, a global gold mining company with
20 operations on four continents, employed 62,046 people,
including contractors, and produced 4.52Moz of gold in 2010.
The group’s operations are divided into the following regions:
· South Africa – includes operations in South Africa;
· Continental Africa – includes operations in Ghana, Guinea,
  Mali, Namibia and Tanzania;
· Australasia – includes the operation in Australia; and
· Americas – includes operations in Argentina, Brazil and the
  United States.
In addition, the company conducts a focused worldwide
exploration programme. In the course of mining and
processing the ore mined, by-products such as silver, uranium oxide and sulphuric acid occur at the Argentinean, South
African and Brazilian operations respectively.
08
09
10
4,982
4,599
4,515
Group gold production (000oz)
08
09
10
444
514
638
Group cash costs ($/oz)
08
09
10
Group production costs ($/oz)
567
646
816
08
09
10
1,201
1,027
1,015
Group capital expenditure ($m)
$816 /oz
$638 /oz
$1,015 m
4,515 000oz
South Africa
39%
Continental Africa
33%
Americas
19%
Australasia
9%
Gold production by region
Underground
53%
Open pit
36%
Heap leach
7%
Surface
4%
Group production by mining type

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – South Africa
Review of operations – South Africa
Ensuring a
future
profitable
South Africa
West Wits operations
Mponeng
Savuka
TauTona
Vaal River operations
Great Noligwa
Kopanang
Moab Khotsong
Surface operations
Podcast available at www.aga-reports.com/10/podcasts.htm
Robbie Lazare, Executive Vice President –
South Africa, discusses AngloGold Ashanti’s
operations in South Africa
for deep-level mining

P

08
09
10
Gold production (000oz)
2,099
1,797
1,785
08
09
10
362
466
598
Total cash cost ($/oz)
08
09
10
Capital expenditure ($m)
337
385
424
08
09
10
37,127
37,425
35,660
* including contractors
Total number of employees*
$598 /oz
$424 m
35,660 people
1,785 000oz
South Africa
39.5%
Rest of AngloGold Ashanti
60.5%
Contribution to group production
Mponeng
29.8%
Kopanang
17.1%
Moab Khotsong
16.4%
TauTona
14.5%
Surface operations
10.1%
Great Noligwa
7.4%
Tau Lekoa
3.5%
Savuka
1.2%
Contribution to South Africa production
– by operation
AngloGold Ashanti’s South African operations comprise six
deep-level mines and one surface operation. They are:
· The Vaal River operations – Great Noligwa, Kopanang,
  Moab Khotsong and the surface sources operations. The
  fourth deep-level mine in this region, Tau Lekoa, was sold during the course of the year; and
· The West Wits operations – Mponeng, Savuka and TauTona.
Together, these operations produced 1.78Moz of gold in 2010, or 39% of group production, and 1.46Mlbs of uranium as a by-
product. The South African operations employed 35,660
people in 2010. Total cash costs in US dollar terms increased by 28% to $598/oz.
Total capital expenditure for the region was $424m, an increase of 10% on the $385m spent in 2009.
The Mineral Resource in South Africa totalled 97.90Moz at
year-end, including Ore Reserve of 30.38Moz.

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – South Africa
Vaal River – Great Noligwa
Key statistics
Great Noligwa
2010
2009
2008
Pay limit
(oz/t)
0.36
0.43
0.29
(g/t)
11.69
14.90
10.07
Recovered grade
(oz/t)
0.175
0.167
0.214
(g/t)
5.99
5.73
7.33
Gold production
(000oz)
132
158
330
Total cash costs
($/oz)
884
794
458
Total production costs
($/oz)
1,129
990
557
Capital expenditure
($m)
24
24
26
Total number of employees
3,315
4,739
5,743
Employees
3,225
4,612
5,472
Contractors
90
127
271
All injury frequency rate
(per million hours worked)
21.63
17.51
28.54
Outlook for 2011
Production
(000oz)
144 – 150
Total cash costs
($/oz)
756 – 784
Capital expenditure
($m)
29
Review of operations – South Africa
08
09
10
Gold production (000oz)
330
158
132
08
09
10
Total cash cost ($/oz)
794
884
458
08
09
10
Capital expenditure ($m)
26
24
24
08
09
10
Total number of employees*
5,743
* including contractors
4,739
3,315

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Description
Great Noligwa adjoins Kopanang and Moab Khotsong and is
located close to the town of Orkney near the Vaal River. The
Vaal Reef, the primary reef, and the Crystalkop Reef, a
secondary reef, are mined here.
This mining operation consists of a twin-shaft system and
operates over eight main levels at an average depth of 2,400m below surface.
Given the geological complexity of the orebody at Great
Noligwa, a scattered mining method is employed. The mine
shares a milling and treatment circuit with Moab Khotsong and
Kopanang, which applies conventional crushing, screening,
SAG grinding and carbon-in-leach (CIL) processes to treat the ore and extract gold.
Operating performance
Gold production declined by 16% as planned to 132,000oz,
from 158,000oz in 2009. This was largely as a result of the
redesign of the mine plan and layout, and a shift in operational focus to pillar extraction. This redesign resulted in a reduction in the extent of underground resources and in lower volumes
being mined. Consequently, tonnages milled fell by 20% and
reef development by 85%. The latter was also affected by the complex geological structures encountered. Yield rose by 5%
with the mining of higher grade areas and an increase in gold produced from vamping operations.
Total cash costs increased by 11% to $884/oz from $794/oz
the previous year, due mainly to the mine redesign,
inflationary pressure on labour, power and stores, royalty
payments which came into effect on 1 March 2010, and a
stronger currency.
Capital expenditure of R173m ($24m) was split between R96m
($13m) for Ore Reserve development, stay-in-business capital of R71m ($10m) for upgrades to both horizontal and vertical
transport, accessing old pillar areas and the upgrade of plant infrastructure, and R6m ($1m) on growth initiatives.
Growth prospects
As a mature operation, Great Noligwa has converted from
conventional scattered mining to pillar mining for the
remainder of its operational life. The Vaal Reef, which has
been the most economically viable reef at Great Noligwa, is
mined extensively. The less economically viable Crystalkop
Reef is also being exploited, together with viable pillars
containing the Vaal Reef. Hence, the life extension opportunity is limited to the inclusion of a few Vaal and Crystalkop Reef haulage pillars that were previously not part of the Ore
Reserve. A feasibility study was conducted to determine the
viability of establishing alternate routes for men, material, ore and ventilation to replace these haulages. This study showed that portions of these pillars can be mined and they have thus been included in the business plan.
Outlook for 2011
Production in 2011 is projected to increase to between
144,000oz and 150,000oz. Total unit cash costs are
expected to improve to between $756/oz and $784/oz,
largely due to the higher gold production planned, an
increase in the by-product contribution from uranium
production and other associated benefits following the
restructuring of the operation in 2010.
Capital expenditure is forecast at R210m ($29m), with R97m
($13m) earmarked for Ore Reserve development and R113m
($15m) for stay-in-business capital covering upgrades to plant infrastructure, transport systems, staff accommodation and
creating access to old pillar areas.
The rise in production in 2011 is based on increasing the gold recovered from vamping operations in old areas, as well as the mining of higher grade pillars. Mining during 2010 continued to expose complex geological structures, necessitating additional

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – South Africa
development in order to re-establish access and make areas
available for further mining. Mining has almost progressed to the boundary limits, hence the increased dependency on
pillars to maintain a reasonable level of production. These
pillars require capital and a re-establishment programme to
make them available for mining. Strict safety rules are in place to ensure safe extraction of the ore.
Project ONE was launched on 27 October 2010.
Sustainability
Great Noligwa was restructured during the year with the aim of reducing its overall operational footprint and to return it to profitability. Employees were offered the opportunity to apply for voluntary severance packages or transfer to other business units within the company. Labour unions were consulted on
strategic matters throughout the process.
Transformation remains a strategic thrust of the mine and will receive continued attention during 2011.
Safety
There were no fatalities during 2010, with the mine achieving
1 million fatality-free shifts on 5 November 2010. The mine
also achieved 269 white flag days, signifying the number of
full days without a lost-time injury being reported on site.
The all injury frequency rate deteriorated to 21.63 per million hours worked recorded for the year (2009: 17.51).
The “White Flag Day Every Day”, “It’s OK to Stop” and “United
for Safe Gold” were the major safety campaigns undertaken
during the year. Other initiatives included daily shaft-based communication and a continuation of tours by management
and union leadership to increase visibility. Safety stoppages initiated by management also had a positive impact on
physical conditions underground. A safety workshop was held
at which three strategic safety pillars were identified. Plans were made to address these issues and dates set for
their implementation.
Great Noligwa maintained its OHSAS 18001 and ISO 14001
certification in 2010.
Community
Great Noligwa remained active in the community with various
outreach projects. Donations were made to the following
organisations:
· Triest Training Centre;
· Matlosana Hospice;
· Evannah Old Age Home;
· Dipapeng Disability Centre;
· Klerksdorp Baby House; and
· Stilfontein Welfare.
Environment
Great Noligwa retained its ISO 14001 certificate during the
first advanced DQS audit conducted in August 2010. No
environmental incidents were reported during the year.
New projects
The water separation project at Great Noligwa, aims to reduce the inflow of dirty water into the Great Noligwa gold plant
process-water tank.
Review of operations – South Africa

P

Vaal River – Kopanang
Key statistics
Kopanang
2010
2009
2008
Pay limit
(oz/t)
0.41
0.40
0.32
(g/t)
13.08
13.85
11.07
Recovered grade
(oz/t)
0.179
0.197
0.199
(g/t)
6.13
6.74
6.82
Gold production
(000oz)
305
336
362
Total cash costs
($/oz)
613
406
348
Total production costs
($/oz)
867
586
492
Capital expenditure
($m)
61
58
47
Total number of employees
5,938
6,059
6,031
Employees
5,484
5,612
5,620
Contractors
454
447
411
All injury frequency rate
(per million hours worked)
21.86
22.71
25.29
Outlook for 2011
Production
(000oz)
326 – 340
Total cash costs
($/oz)
599 – 622
Capital expenditure
($m)
107
08
09
10
Gold production (000oz)
362
336
305
08
09
10
Capital expenditure ($m)
61
47
58
08
09
10
Total cash cost ($/oz)
613
348
406
08
09
10
Total number of employees*
6,031
6,059
5,938
* including contractors

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – South Africa
Description
The Kopanang mine, located in the Free State province
roughly 170km southwest of Johannesburg, has been in
production since 1984. Kopanang’s current mine lease
incorporates an area of 35km
2
, directly west of neighbouring
Great Noligwa and bound to the south by the Jersey Fault.
Kopanang exploits gold- and uranium-bearing conglomerates
of the Central Rand Group of the Witwatersrand, the most
important being the Vaal Reef. Gold is the primary commodity extracted with uranium oxide as a by-product. The Vaal Reef, the primary reef mined, is exploited at depths of between
1,300m and 2,600m below surface. Minor amounts of gold are
also extracted from the secondary Crystalkop Reef, located
about 250m above the Vaal Reef.
Given the complexity of the geology, scattered mining is
employed and the orebody accessed mainly via footwall
tunnelling, raised on dip of the reef and stoped on strike.
Kopanang uses conventional semi-autogenously grinding and
carbon-in-pulp (CIP) technology to process gold. There are
two streams of ore into the plant, one comprised mainly of
Vaal Reef ore and the other fed exclusively with marginal ore-
dump material. Roughly 60% of Kopanang’s ore is treated in
this plant. The balance is sent to the Noligwa Gold Plant and
South Uranium plant by rail for gold and uranium extraction.
Operating performance
Gold production fell 9% to 305,000oz in 2010, from
336,000oz in 2009. Total cash costs increased 51% to
$613/oz as a result of the stronger currency, lower production, inflationary pressures on labour, power and stores, and royalty payments which came into effect on 1 March 2010.
A 13% decline in volumes mined was the major contributor to
the drop in production, as were safety-related work stoppages, and lower-than-anticipated mining grades. The 9% decline in
recovered grade was a function of the lower-grade areas
mined, and the increase in dilution from tonnages treated at the waste washing plant. A waste washing plant to reduce dust by washing the fines from waste rock was commissioned.
Additional labour was recruited during the second quarter to make up production lost owing to safety-related stoppages
during the first half of the year. While these stoppages
continued in the second half of the year, this initiative
contributed 19,300oz towards the year’s total production.
Capital expenditure totalled R443m ($61m) for the year. This included R340m ($47m) on Ore Reserve development and
stay-in-business capital of R103m ($14m).
Growth prospects
Life extension projects identified in 2010 were De Pont
Landing and Altona, Gencor 1 East extension, Crystalkop Reef
(C-Reef) Below 68 level, the Shaft Fault area and pillars.
Additional information will be obtained from ongoing
exploration to generate Mineral Resources for conversion to
Ore Reserves. The mother hole drilled at the Gencor 1E area
had intersected the reef which will be sampled early in 2011.
Two more long inclined boreholes are planned from the same
site for 2011.
Electro-hydraulic drilling, originally scheduled to commence in
August 2010 in the De Pont Landing and Altona exploration
areas, has been postponed to early 2011 due to ventilation
requirements and the delay in the issuing of the prospecting rights for De Pont Landing. The Below 68 level project was
also delayed due to ventilation requirements which affected
electro-hydraulic drilling, while limited pneumatic drilling was done from the 68 DW4 8 crosscut. The bulk of the exploration programme has been deferred to 2011.
As a result of the C-Reef exploration programme, the Mineral
Resource confidence increased and added 129,164oz to the
planned Mineral Resource during 2010. The programme will
continue into 2011.
The Shaft Fault drilling added 8,179oz to the Mineral Resource during 2010. This remains a very prospective target area for new
Mineral Resource ounces and exploration here will continue
during 2011.
Outlook
Gold production for 2011 is forecast at between 326,000oz and
340,000oz at a total cash cost of between $599/oz and
$622/oz. The higher level of production relates to an overall increase in volumes mined which is expected to result from the implementation of Project ONE initiatives.
Understanding of the orebody ahead of the mining face will
improve following an increase in geological drilling, as well as the assessment of true grade estimates of the orebody to the
West through Long-Incline-Borehole (LIB) drilling, revised
evaluation modelling and the introduction of ‘coffin sampling’
Review of operations – South Africa

P

methodology. Improved drilling efficiencies are anticipated, following the change of drilling contractor in 2010. Project ONE will be implemented in 2011.
Total capital expenditure of R767m ($107m) will be spent on Ore
Reserve development to improve and create mining flexibility, as well as stay-in-business capital related to the Kopanang plant.
Ore Reserve development for 2011 remains a key focus in re-
establishing the operation’s available Ore Reserves.
Sustainability
Safety and health
Regrettably, there were two fatal accidents – one each in
March and September. This overshadowed a strong safety
performance in the preceding months with the mine having
achieved 1 million fatality-free shifts in February 2010. The all injury frequency rate improved from 22.71 per million hours
worked in 2009 to 21.86 in 2010. Mitigation strategies were
implemented, including improved support standards for
development areas, to reduce the risks associated with
horizontal transport and falls of ground.
Strategies for 2011 include improved dust management
systems through a centralised blasting system, improved
footwall and dust filtration systems and experimentation with intake ‘air scrubbing’ systems. Following the noise baseline risk assessment to be conducted in February 2011, the
current hearing protection device system will be revised to
ensure optimum protection from noise, based on occupational
exposures.
The mine successfully achieved recertification for both
ISO 14001 and OHSAS 18001.
More than 60% of employees, including contractors,
underwent voluntary HIV testing during the year following a
concerted effort by AngloGold Ashanti’s wellness counsellors, peer educators and its programmes.
Kopanang, Great Noligwa and Moab Khotsong, in conjunction
with other mines in the region, regularly interact with the
Department of Mineral Resources at a tripartite forum to
discuss topical issues related to mining operations in North
West Province.
General managers, safety managers, health and safety
representatives, as well as unions and association
representatives, meet with the state mine inspectors to
discuss topical issues including regional health and safety
statistics, focus areas and legislation trends.
Community
The mine hosted a number of underground visits from
interested parties in the community, organised by Kopanang’s social committee, in partnership with a local non-governmental organisation.
A mathematics and science competition was launched for
surrounding secondary schools with the aim of identifying and recognising students who excel in these subjects. Twenty-six children from five schools participated in this competition, which will be repeated. Kopanang is also represented in
various activities in the surrounding area through the
AngloGold Ashanti Fund’s Local Area Committee. These
initiatives include the Winter Warming Project, which
distributes blankets to the surrounding communities.
During 2010, the mine started its programme to accelerate
the conversion of communal rooms in the Kopanang
residence to single room accommodation – 198 single rooms
were completed, compared to 54 in 2009. Capital has been
approved to convert 208 rooms in 2011. Another 1,819
rooms are scheduled for conversion over the next three years.
Environment
An environmental management system (EMS) is in place to
address the environmental impacts of the operation,
including water and energy consumption, dust levels and
potential groundwater pollution from the waste rock dump.
To address the dust issue, a waste washing plant was
installed and will be fully commissioned in 2011, along with additional dust suppression systems. Storm-water
catchment facilities will be put in place and 20ha of phyto-
remediation woodlands planted in 2011. Numerous projects
resulted in reduced energy consumption from 32Gwh per
month in 2003 to 24.5Gwh per month in 2010. Additional
projects to reduce consumption to 23.4Gwh per month are
planned in 2011 and 2012.
Kopanang retained its ISO 14001 certificate following an audit conducted in August 2010. No environmental incidents were
reported during the year.

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – South Africa
Vaal River – Moab Khotsong
Key statistics
Moab Khotsong
2010
2009
2008
Pay limit
(oz/t)
0.49
0.60
0.69
(g/t)
15.87
20.57
23.51
Recovered grade
(oz/t)
0.263
0.273
0.271
(g/t)
9.03
9.36
9.31
Gold production
(000oz)
292
247
192
Total cash costs
($/oz)
588
424
379
Total production costs
($/oz)
982
737
632
Capital expenditure
($m)
120
104
89
Total number of employees
6,452
6,069
4,737
Employees
4,651
4,334
2,914
Contractors
1,801
1,735
1,823
All injury frequency rate
(per million hours worked)
19.72
28.82
38.24
Outlook for 2011
Production
(000oz)
296 – 310
Total cash costs
($/oz)
597 – 620
Capital expenditure
($m)
162
Review of operations – South Africa
08
09
10
Gold production (000oz)
292
192
247
08
09
10
Total cash cost ($/oz)
588
379
424
08
09
10
Capital expenditure ($m)
89
104
120
08
09
10
Total number of employees*
6,452
* including contractors
4,737
6,069

P

Description
Moab Khotsong is the newest deep-level gold mine in South
Africa. It is situated near Orkney, Klerksdorp and Viljoenskroon, about 180km southwest of Johannesburg.
Following the successful exploration of the Vaal Reef in the
Moab lease area, which lies to the south and is contiguous
with Great Noligwa, a decision was taken in late 1989 to
exploit the Moab Mineral Resource. Shaft sinking started in
1991 and stoping operations in November 2003. The mine is
scheduled to reach full production in 2013.
A feasibility study of the lower mine (Zaaiplaats) was recently completed. The project will exploit the reef to depths of
3,455m below collar.
The main shaft was commissioned in June 2002 and the rock
ventilation shaft in March 2003. Ore Reserve development on
85, 88, 92, 95, 98 and 101 levels is progressing to plan.
Given the geological complexity of the Vaal Reef, scattered
mining is employed.
Operating performance
Moab Khotsong continued to ramp-up its output. Production
increased by 18% to 292,000oz in 2010, compared to
247,000oz the previous year. The operation is scheduled to
reach full annual production of 368,000oz in 2013.
Total cash costs increased by 39%, as expected, to $588/oz,
due mainly to inflationary pressures on the cost of labour, power and stores, royalty payments which came into effect on 1 March
2010 and the stronger currency.
Capital expenditure for the year totalled R879m ($120m),
spent mainly on Ore Reserve development R593m ($81m),
with the balance for stay-in-business capital R242m ($33m),
Project Zaaiplaats phase 1 R23m ($3m) and exploration drilling
R20m ($3m).
Mined grade decreased by 4% as mining took place in lower-
grade areas in the older northern part of the mine. Volumes
treated increased by 22%, mainly due to ramp-up activities.
Production, however, was hampered by safety- and mining-
related stoppages as well as complex geological structures.
These issues are being reviewed. In order to obtain critical information timeously, a comprehensive risk-drilling programme was revised to include macro drilling up to three cross-cuts ahead of the current development ends, thus improving grade
prediction and development planning. This allowed more
proactive mine design and the opening up of reef, while the
development of new raises provided additional grade
information. Ore Reserve development and LIB drilling
proceeded according to plan in 2010. The active drilling
programme employs a minimum of five LIB machines to
ameliorate the risk of intersecting dip features within the
12-month mining plan. There was also a focus on critical-path scheduling and increased development to open up Ore
Reserves and create flexibility.
Project ONE was launched on 27 October 2010.
Growth prospects
The initial development of Moab Khotsong included the
exploitation of adjacent ore blocks, including Zaaiplaats to the southwest and some 400m deeper than the existing mine. The
first phase of Moab Khotsong’s business plan, excluding
growth projects, sees the mine producing 3Moz of gold over
the life of mine. The Zaaiplaats project provides an additional
5Moz (164t) and a life extension of some 15 years, as well as the potential to include additional blocks that rely on the new project infrastructure.
Study work on Project Zaaiplaats began in 2003 and was
completed in 2006, following successful scoping and
prefeasibility phases. The subsequent feasibility study was
completed at the end of 2008 and showed competitive returns
following several technical changes, such as flatter declines to be excavated by trackless machinery.
The intersection of geological structures in the current newer eastern portion of the mine, however, was more complex than
originally understood, with a consequent impact on safety, the location of infrastructure and production and cost estimates.
Accordingly, additional work was undertaken to gain a higher level of confidence in the geological structural setting.
As Moab itself has achieved a stable operating base, Project
Zaaiplaats is set to get under way. The project will utilise a modified approach to pre-development in order to facilitate
drilling platforms for gathering orebody and structural information, together with the possibility of earlier gold production given the anticipated drilling outcomes. This pre-development also retains the option to fundamentally change the orebody extraction
approach by applying different technologies.

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – South Africa
Outlook for 2011
Production in 2011 is projected to range between 296,000oz
to 310,000oz at a total cash cost of between $597/oz and
$620/oz. Capital expenditure of R1,160m ($162m) is planned,
with R667m ($94m) allocated for Ore Reserve development,
R273m ($38m) as stay-in-business expenditure and R220m
($31m) for growth projects, comprising mainly Project
Zaaiplaats, and the exploration drilling programme.
Sustainability
The labour relations climate at the mine was stable during the year, with unions actively consulted on matters affecting their members and wherever possible involved in strategic issues
affecting the operation. National Union of Mineworkers’
representatives hold monthly meetings with management
while ad hoc engagements are expedited quickly to discuss
issues of immediate concern.
Workforce transformation in line with South Africa’s
employment equity goals remains a strategic thrust for the
mine and the company as a whole and will receive continued
attention during 2011.
Safety
The mine achieved one million fatality free shifts in January
2010. Tragically, however, two fatalities were recorded in
March and June, following incidents involving a fall-of-ground and horizontal transport.
The all injury frequency rate improved 32% year-on-year, to
19.72 per million hours worked (2009: 28.82).
An interpersonal communication strategy yielded improvements in personal safety during the second half of 2010, while an
aggressive and rigorous audit protocol further improved safety in individual workplaces.
A safety workshop was held and three strategic safety pillars identified. Action plans to address these were devised with the related implementation dates being the focus of 2011. These
pillars include:
· removing people from risk;
· planning work; and
· behaviour.
OHSAS 18001 and ISO 14001 accreditation were received
during 2010 following external audits.
Community
As part of AngloGold Ashanti’s policy of anticipating and
responding quickly and efficiently to immediate community
needs, Moab Khotsong has a management representative on
the local area committee (LAC). This committee was
established by the AngloGold Ashanti Fund to disburse
charitable donations to communities neighbouring the
company’s operations. In addition to LAC funding, Moab
Khotsong made donations during the year to:
· Stilfontein and Jouberton Anglican Church, specifically for the care of the elderly;
· Kanana soup kitchen;
· Bosasa Youth Development Centre;
· Hoërskool Schoonspruit, a local high school;
· SPCA;
· Triest Training Centre; and
· Youth Eagle Christian United Movement.
In order to improve the literacy of its workforce and those living in areas nearby, AngloGold Ashanti provides transport for
students from neighbouring communities who undertake
evening classes in adult basic education and training.
Environment
Moab Khotsong retained its ISO 14001 certification during the first advanced DQS audit conducted in July 2010. No reportable environmental incidents were recorded during the year.
Environmental projects
An Environmental Impact Assessment of the new chilled-water
reservoir is in progress and is expected to be completed by the end of February 2011.
The clean and dirty water separation project was completed. This project aimed to reduce dirty water inflows into the dam and determine the ultimate volumes required for the second dam.
Review of operations – South Africa

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Vaal River and West Wits – Surface operations
Key statistics – Surface sources – Gold
Surface operations
2010
2009
(1)
2008
(1)
Pay limit
(oz/t)
0.010
0.007
0.007
(g/t)
0.290
0.225
0.206
Recovered grade
(oz/t)
0.016
0.015
0.011
(g/t)
0.54
0.53
0.36
Gold production
(000oz)
179
164
92
Total cash costs
($/oz)
485
341
440
Total production costs
($/oz)
516
355
469
Capital expenditure
($m)
3
3
1
Total number of employees
(2)
374
234
234
Employees
374
228
227
Contractors
–
6
7
All injury frequency rate
(per million hours worked)
5.99
9.10
11.80
(1)
For the 2009 and 2008 years, the West Wits surface operations were included in TauTona.
(2)
The number of employees increased from 2009 to 2010 as the West Gold Plant was classified as a dedicated Surface Sources Plant and consequently all its employees were costed to Surface Sources.
Outlook for 2011
Production – gold
(000oz)
155 – 162
– uranium
(Mlbs)
1.26
Total cash costs
($/oz)
625 – 648
Capital expenditure
($m)
7
08
09
10
Gold production (000oz)
164
179
92
08
09
10
Total cash cost ($/oz)
485
440
341
08
09
10
Capital expenditure ($m)
1
3
3
08
09
10
Total number of employees*
374
* including contractors
234
234

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AngloGold Ashanti Annual Financial Statements 2010
Review of operations – South Africa
Key statistics – Surface sources – Uranium
Surface operations
2010
2009
2008
Pay limit
(lb/t)
0.316
0.362
0.331
(g/t)
0.143
0.164
0.150
Recovered grade
(lb/t)
0.622
0.584
0.508
(g/t)
0.282
0.265
0.231
Uranium production
(000lb)
1,462
1,442
1,283
Capital expenditure
($m)
12
5
6
Total number of employees
213
221
229
Employees
185
194
193
Contractors
28
27
36
Description
South Africa Metallurgy encompasses AngloGold Ashanti’s
portfolio of gold and uranium processing plants in South Africa, as well as its Surface Operations, which extract gold and
uranium from tailings and rock dumps at surface. This operating unit also produces backfill essential for mining operations. The producing divisions include:
· Vaal River Gold: Kopanang Gold Plant, West Gold Plant,
  East Gold and Archive Plant and Vaal River Tailings;
· Vaal River Uranium: Noligwa Gold Plant, Mispah Plant,
  South Uranium Plant and Nufcor;
· West Wits Metallurgy: Mponeng Plant (including a backfill
  plant), Savuka Plant, West Wits Tailings; and
· Vaal River and West Wits Chemical Laboratories.
Operating performance
Gold production increased by 9% to 179,000oz, compared
with 164,000oz in 2009.
Total cash costs increased by 42% to $485/oz, from $341/oz
the previous year, due mainly to increased electricity tariffs, higher contractors costs and the stronger rand.
Uranium production increased 1% to 1.46Mlbs in 2010,
compared with 1.44Mlbs in 2009. A 6% increase in grade,
improved recovery and steady plant operations offset a 6%
drop in tonnages treated from the previous year.
Sulphuric acid
Both the East and South Flotation Plants, as well as the East
Acid Plant were shut during the year as a cheaper product was available from external suppliers.
The BPF component of Project ONE was successfully
implemented at the Savuka and Mponeng Gold Plants, with
partial implementation during 2010 at the Noligwa Gold Plant and South Uranium Plant. Implementation of BPF will take
place at West Kopanang and East Gold Plants during 2011.
Other aspects of Project ONE, namely SP and the Safety
Framework and Engagement Process, have been initiated and
are scheduled for implementation during 2011 and 2012.
Growth prospects
South Africa Metallurgy’s project pipeline:
Uranium is perceived as a growing opportunity within the
South Africa region. The application of new technology has the potential to increase both the gold and uranium reserves.
Review of operations – South Africa

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Uranium Expansion Project:
An alternative strategy has been identified to increase uranium production, premised on improved utilisation of the uranium
recovery process-plant stream. Processing of the highest-
grade material will be prioritised and the process plants will be modified to remove throughput restrictions to increase capacity.
Higher utilisation will be realised by providing ore-surge
capacity on surface and improving rail-network capacity to
increase surface tramming tonnages. The surge storage will
provide material for processing during weekends when no
hoisting takes place from underground. Plant modifications
will improve the processing efficiency of the Noligwa plant’s thickening circuit and ore reception areas. A feasibility study has identified that an additional 3.2Mlbs of uranium can be
produced over the life of mine of Kopanang. Capital
investment has been estimated at $27m. Detailed design will
commence in 2011, ramping up to full production from the
second quarter of 2012.
New acid storage section at South Uranium Plant:
Construction of a new acid storage section at the South
Uranium Plant is in progress to take advantage of low acid
prices during periods of market surplus. Mechanical
installation is nearing completion and the tanks will be
commissioned in the first quarter of 2011.
Kopanang waste washing plant:
The objective of this project is to recover extra gold from the
Kopanang waste rock and to eliminate fine dust from the
waste rock dump, which imposes an environmental liability on the mine. Construction was completed in the second quarter
of 2010.
Mponeng feeder upgrades:
The Langlaagte chutes on the mill-feed belts are to be
replaced with Weba chutes. An installation on one of the mills showed reduced occurrence of chokes giving more consistent
mill feed and improved mill throughput. Installation of the
second chute was completed in the fourth quarter of 2010 and the third chute will be installed in 2011.
Outlook for 2011
Gold:
Gold production from surface sources during 2011 is estimated at between 155,000oz and 162,000oz. This is dependent on
reef deliveries from underground operations which will determine the volume of marginal ore-dump material processed.
Total cash costs of between $625/oz and $648/oz are expected.
Uranium:
Uranium production in 2011 is estimated to be about
1.26Mlbs, based on planned deliveries from Great Noligwa,
Moab Khotsong and Kopanang mines.
Sustainability
Initiatives to improve the relationship with organised labour, particularly in West Wits, have begun with a focus on capacity building and roll-out of the company’s values.
Meeting employment equity targets remained key, with
significant progress achieved during 2010. Historically
disadvantaged South Africans accounted for 41.21% of all
management roles, compared to 38.4% in 2009, while female
representation across the workforce was 16.8% compared to
16% in 2009.

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AngloGold Ashanti Annual Financial Statements 2010
Review of operations – South Africa
Safety
South Africa Metallurgy achieved a remarkable 12 million fatality-
free shifts during 2010. The all injury frequency rate improved from 9.10 per million hours worked in 2009 to 5.99 in 2010 and the total number of ‘white flag days’, signifying days on which no injury occurred, increased from 307 in 2009 to 326 in 2010.
Eight plants achieved more than 100 consecutive ‘white flag
days’. OHSAS 18001 certification was maintained, ICMI
compliance was re-certified and industry milestones for silica dust and noise were achieved.
Environment
As part of the phytoremediation programme, a total of 10ha
was planted on the footprint of the East Pay Dam.
Various environmental projects were successfully implemented during the year, including:
· relining the No.2 Barren dam at South Uranium plant;
· construction of lined areas and bund walls at Noligwa Gold plant to manage clean and dirty water;
· construction of lined areas and bund walls at East Gold Acid
  Float (EGAF) plant to manage clean and dirty water;
· lining of the process water trench from EGAF plant to
  Central Spillage; and
· cleaning historical pyrite spills outside the Noligwa Gold plant.
ISO 14001 accreditation was successfully maintained during
2010.
A total of eight pre-closure sites were rehabilitated during the year. During the clean-up of the East Pay Dam footprint,
260,392t from the East Pay Dam, 2,101t from the site adjacent to EGAF and 3,522t from the black-reef area were loaded and
transported to the screening plant for processing via the
Archive mill. In addition, 29,126t of silt material was loaded and transported from the upper residence dam and 19,000t from
the lower residence dam to the bunkers built on the old North
Tailings Storage Facility.
A total of 51,408t of contaminated gold-bearing material was sold to a third party for processing.
An aggressive invader-plant eradication programme was
undertaken in 2010. Independent consultants measured a
significant reduction in the prevalence of the three invader plant species targeted.
There were 10 reportable environmental incidents, a marked
decline from 2009 when there were 35 incidents. All of the 2010 incidents involved water dam overflows. Dam capacity has
been increased and is in the process of being expanded further.
Dam level alarms have also been installed to prevent
recurrence. The programme to replace pipelines has borne fruit, with no incidents involving pipeline failures occurring during the year. The closure of the acid plant at the EGAF plant meant that there were also no reportable air emission incidents.
Bokkamp water management project:
Construction was undertaken of a storm water dam and
pipeline system to eliminate the environmental impact of
overflowing dams in the Vaal River area. The dam was
completed during the third quarter of 2010 and is operational.
Plant demolition:
Demolition of redundant sections have been scheduled to
reduce future environmental liability, with revenue from scrap sales to subsidise dismantling costs.
Review of operations – South Africa

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West Wits – Mponeng
Key statistics
Mponeng
2010
2009
2008
Pay limit
(oz/t)
0.28
0.25
0.22
(g/t)
9.14
8.53
7.61
Recovered grade
(oz/t)
0.276
0.253
0.292
(g/t)
9.48
8.66
10.02
Gold production
(000oz)
532
520
600
Total cash costs
($/oz)
453
329
249
Total production costs
($/oz)
576
399
323
Capital expenditure
($m)
122
109
86
Total number of employees
5,778
6,029
5,685
Employees
5,732
5,926
5,482
Contractors
46
103
203
All injury frequency rate
(per million hours worked)
15.93
14.31
14.29
Outlook for 2011
Production
(000oz)
513 – 535
Total cash costs
($/oz)
486 – 504
Capital expenditure
($m)
210
08
09
10
Gold production (000oz)
600
520
532
08
09
10
Capital expenditure ($m)
122
86
109
08
09
10
Total cash cost ($/oz)
453
249
329
08
09
10
Total number of employees*
* including contractors
5,685
6,029
5,778

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AngloGold Ashanti Annual Financial Statements 2010
Review of operations – South Africa
Description
Mponeng is located between the towns of Carletonville and
Fochville on the border between Gauteng and the North West
Province, southwest of Johannesburg. The operation mines the
Ventersdorp Contact Reef (VCR) at depths between 2,400m
and 3,900m. A sequential-grid mining method is employed.
Access to the reef is from the main haulage and return airway development, with cross-cuts developed every 212m to the reef horizon. Raises are then developed on-reef to the level above and the reef is stoped-out on strike.
The Mponeng lease area is constrained to the north by the
TauTona and Savuka mines, to the east by Gold Fields Limited’s
Driefontein mine and to the west by Harmony Gold Mining
Limited’s Kusasalethu mine.
Mponeng comprises a twin-shaft system housing two
vertical shafts and two service shafts. Ore is treated and
smelted at the mine’s gold plant which has a monthly
capacity of 160,000t. The plant uses two semi-autogenous
(SAG) mills to process ore and the gold is extracted by
means of CIP technology.
Operating performance
Mponeng’s gold production increased by 2% to 532,000oz in
2010, compared to 520,000oz in 2009. A 9% increase in
grade contributed to the rise in production.
Total cash costs rose by 38% to $453/oz, due to the impact of the stronger currency, inflationary pressure on labour, power and stores and royalty payments which came into effect on
1 March 2010.
Capital expenditure for the year totalled R891m ($122m) and
was primarily spent on the VCR Below 120 project R339m
($46m). In addition, capital of R330m ($45m) was spent on
Ore Reserve development and R222m ($31m) on stay-in-
business activities.
Growth prospects
Ventersdorp Contact Reef (VCR) Below 120 Project:
Development is ahead of schedule and in line with the project plan. The estimated completion date is 2013 and full
production is scheduled for 2016. The project is anticipated to recover 2Moz of gold at a cost of R2bn.
Carbon Leader Reef (CLR) Below 120 Project: A feasibility
study currently under way indicates that this project, which targets the mining area from 120 to 141 levels of the Carbon
Leader Reef horizon, has the potential to yield 11.3Moz of
recovered gold. This project can be undertaken in a phased
approach, accessing 123 and 126 levels first in order to bring gold forward. This initial phase could potentially recover
3.5Moz of gold. The feasibility study for this first phase will be completed in February 2012. Construction of the refrigeration infrastructure to enable an early start of the first phase will begin in the latter half of 2011. Feasibility studies for
subsequent phases will be completed by December 2012.
Outlook for 2011
Production is forecast at between 513,000oz and 535,000oz
at a total cash cost of between $486/oz and $504/oz.
Capital expenditure in 2011 is estimated at R1,493m ($210m), with R825m ($116m) designated for growth, including the VCR
and CLR Below 120 projects and the balance for stay-in-
business and Ore Reserve development activities.
Sustainability
Safety
Tragically, there were four fatalities at Mponeng during 2010.
Two of the fatalities were of undetermined causes and are still pending classification upon completion of the DMR enquiry.
The all injury frequency rate deteriorated to 15.93 per million hours worked from a rate of 14.31 in 2009.
The mine embarked on a number of safety initiatives in 2010.
These included the introduction of detailed work packages in line with the implementation of BPF; the roll-out of the Safety
Transformation programme; promotion of consecutive injury-
free days; miner, artisan, team-leader and safety representative meetings; empowering of safety representatives and finally the application of the SANDLA safety system, which focuses
on procedures, personal protective equipment and tools
and equipment.
The Inspector of Mines issued Mponeng with 10 Section 54
directives during the year. Each directive resulted in Mponeng suspending operations fully or partially in order to comply with the inspector’s recommendations on safety aspects. In each
case, the suspension order was lifted following investigation and consultation between management, organised labour and
the DMR.
Review of operations – South Africa

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Occupational health and safety assessments for OHSAS
18001 first and second advance assessments were
conducted in January and July 2010, with Mponeng retaining
accreditation on both occasions.
Health
During 2010, some 111 new cases of occupational
tuberculosis (TB) were diagnosed at Mponeng, at an annual
incidence of 2%. By year-end, 58 employees were still
receiving daily treatment for TB. In addition, 852 Mponeng
employees were seen at the Wellness Clinic in the six-month
period to December 2010, representing approximately 19% of
the group 3-8 workforce. A total of 512 employees had
received anti-retroviral therapy by the end of the year.
Training
Key successes of AngloGold Ashanti’s adult basic education
and training (ABET) initiative at Mponeng included:
· Co-ordinating and hosting International Literacy Day with
  partners including the Mining Qualification Authority, the
  National Union of Mineworkers and other mining companies
  in the region. The event included more than 3,000 ABET
  learners, staff, representatives from the Department of
  Labour and other stakeholders;
· Providing learners with the opportunity to study for the
  national diploma (N1 and N2) courses at Wescol College;
  and
· Planning a library and resource centre for both AngloGold
  Ashanti’s ABET learners and members of the general
  community. This library will be an electronic learning centre.
Skills training opportunities were provided to employees and the community. Training opportunities exist in boiler-making, wiring, plumbing, carpentry, welding and computer training.
Fifty-nine employees and 52 community members participated
during the year.
Community
Mponeng’s ‘We Care Committee’, has formed partnerships in
the host communities of Kokosi, Greenspark and Fochville,
and is making a concerted effort to understand their
environment, traditions and values.
Projects undertaken during 2010 included:
· Winnie the Pooh Nursery School, Greenspark: shelter for the school’s sandpit, provision of storage space, new tables,
  chairs and mattresses, a sustainable vegetable garden to
  feed children and sell surplus produce to the community to supplement funds;
· Old age centre, Greenspark: construction of shaded areas
  and provision of food parcels;
· Nursery School, Kokosi: provision of coats for school
  children during the winter months;
· Fochville Service centre: provision of food parcels;
· Welfare, Fochville: hosting a Christmas party and presents;
  and
· Fochville and Losberg Primary Schools, Fochville: provision of stationery for learners and other outreach projects.
Environment
In order to prevent the mine from impacting surface and
ground water, a number of risk assessments and
environmental investigations were conducted during the year.
Most of these studies have been completed and the planning
and execution of mitigation projects are under way. These
include:
· Hydrological and waste assessments – the purchasing and
  installation of flumes and flow meters in the east and west trenches to measure clean storm water discharge;
· Completion of a legal compliance audit and a
  polychlorinated biphenyls (PCB) assessment. (PCBs are a
  group of synthetic oil-like chemicals of the organochlorine family which have been shown to possess carcinogenic
  properties and damage reproductive, neurological and
  immune systems of wildlife and humans);
· Coating and sealing of concrete-lined washing bays and
  waste transferring stations;
· Collection and disposal of asbestos waste;
· Eradication of alien and invader vegetation;
· Purchasing of high pressure cleaners; and
· Sampling and analysis of water discharge to demonstrate
  continual improvement in monitoring and managing
  process water.
An ISO 14001 first advancement assessment audit was
conducted at Mponeng in August 2010, with the mine
retaining its accreditation.
No reportable environmental incidents were recorded during
the year.

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – South Africa
West Wits – Savuka
Key statistics
Savuka
2010
2009
2008
Pay limit (oz/t) 0.56
0.78
0.43
(g/t) 17.86
26.74
14.91
Recovered grade (oz/t) 0.155
0.159
0.183
(g/t) 5.30
5.45
6.28
Gold production (000oz) 22
30
66
Total cash costs ($/oz) 1,100
1,115
411
Total production costs ($/oz) 1,387
1,387
518
Capital expenditure ($m) 9
13
11
Total number of employees 981
1,054
1,224
Employees 952
1,019
1,179
Contractors 29
35
45
All injury frequency rate (per million hours worked) 7.69
13.23
19.82
Outlook for 2011
Production (000oz)
24 – 25
Total cash costs ($/oz)
1,098 – 1,139
Capital expenditure ($m)
3
Review of operations – South Africa
08
09
10
Gold production (000oz)
66
30
22
08
09
10
Capital expenditure ($m)
11
13
9

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Description
Savuka is situated on the West Wits line in the province of
Gauteng, approximately 70km southwest of Johannesburg.
Savuka is close to the town of Carletonville. The Carbon
Leader Reef (CLR) is mined at depths varying between 3,137m
and 3,457m below surface and the Ventersdorp Contact Reef
(VCR) at a depth of 1,808m below surface.
The Savuka lease area is constrained to the north and north-
west by DRDGOLD Limited’s Blyvooruitzicht Mine, to the east
by TauTona, to the west by Harmony’s Kusasalethu mine, and
to the south by Mponeng.
Operating performance
Savuka produced 22,000oz of gold during 2010, compared
with 30,000oz the previous year. Total cash costs decreased
by 1% to $1,100/oz, from $1,115/oz in 2009, due primarily to insurance recoveries.
Savuka’s operations continued to bear the impact of the
seismic event that occurred in May 2009 as rehabilitation work continued during 2010. This resulted in production taking
place in the VCR upper level in the first half of the year due to limited access to the CLR. In the interests of capital efficiency, a decision was made in late 2010 to place the mine on care
and maintenance and to access its Ore Reserves from the
larger, neighbouring Mponeng operation in future.
An insurance claim, covering normal business interruption and material damage was lodged. The payments received and
credited to working costs, were R85m ($11m) in June and
R37m ($5m) in September.
Capital expenditure declined to R69m ($9m) in 2010, and
was spent on sustaining infrastructure. All Ore Reserve
development was halted as the mine prepared for transition
to care and maintenance.
Outlook for 2011
Several strategic options are currently being considered for
Savuka. These options vary from placing the operation on care and maintenance to a continuation of mining activities.
It is anticipated that a formal decision on the future of Savuka will be made by the end of March 2011.
Sustainability
Safety
The all injury frequency rate improved from 13.23 in 2009 to
7.69 per million hours worked in 2010. There were no fatalities during 2010.
Savuka also retained its OHSAS 18001 certification
following an audit that was conducted during the course of
the year.
The mine continued implementation of the parallel safety
initiatives initiated in 2008, including Goldsafe days; the
promotion of team-based processes, mass open-air
08
09
10
Total cash cost ($/oz)
411
1,115
1,100
08
09
10
Total number of employees*
1,224
* including contractors
1,054
981

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AngloGold Ashanti Annual Financial Statements 2010
Review of operations – South Africa
meetings and monthly miner, artisan, team leader and safety
representative meetings.
Savuka also participated in AngloGold Ashanti’s successful roll-out of the ‘It’s OK to stop’ campaign. In addition, various internal safety audits were conducted to enable management to address and
mitigate the risks identified in the process. The AuRisk system was implemented to address risks at the mine.
Community
Savuka‘s community programme is managed in tandem with
that of the TauTona mine. (See TauTona community initiatives on page 81).
Environment
An ISO 14001 first advance assessment audit was conducted
at Savuka in September 2010, with the operation retaining its accreditation.
The environmental closure plan has been assessed.
Pumping will be dealt with through Mponeng and TauTona.
Environment-related projects for TauTona/Savuka include the
establishment of a centralised oil store and the construction of a storm-water channel at the internal mine store yard.
No reportable environmental incidents were recorded during
the year.
West Wits – TauTona
Key statistics
TauTona
2010
2009
(1)
2008
(1)
Pay limit (oz/t) 0.60 0.74 0.44
(g/t) 19.27 25.33 15.05
Recovered grade* (oz/t) 0.204 0.213 0.253
(g/t) 7.01 7.29 8.66
Gold production (000oz) 259 218 314
Total cash costs ($/oz) 700 559 374
Total production costs ($/oz) 980 797 509
Capital expenditure ($m) 75 57 60
Total number of employees 4,609 4,293 4,623
Employees 4,137 3,842 3,849
Contractors 472 451 774
All injury frequency rate (per million hours worked) 19.03 15.84 19.00
*
Underground operation.
(1)
The 2009 and 2008 years include the results of the West Wits Surface operations.
Review of operations – South Africa

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Description
TauTona lies on the West Wits Line, just south of Carletonville in Gauteng and about 70km southwest of Johannesburg.
Mining at TauTona takes place at depths of 1,850m to
3,450m. The mine has a three-shaft system, supported by
secondary and tertiary shafts and is in the process of
converting from longwall mining to scattered-grid mining. This change in mining method was necessitated by the increased
incidence of complex geology and the unsuitability of the
current method for mining through the Pretorius fault. The
change will also lead to improved safety.
TauTona shares a processing plant with Savuka. The facility
currently has a monthly capacity of 180,000t and uses
conventional milling to crush the ore and a CIP plant to treat it.
Once the carbon has been removed from the ore, it is
transported to the gold plant at Mponeng for elution electro-
winning, smelting and the final recovery of the gold.
Operating performance
Production at TauTona rose 19% to 259,000oz during 2010,
compared with 218,000oz the previous year. Cash costs rose
25% to $700/oz, from $559/oz in 2009, due mainly to
inflationary pressure on the cost of labour, power and stores, royalty payments which came into effect on 1 March 2010 and
a stronger currency.
Capital expenditure totalled R545m ($75m), which included
R162m ($22m) in stay-in-business expenditure and R371m
($51m) on Ore Reserve development. Additional expenditure
was required for the steelwork to complete shaft rehabilitation.
Outlook for 2011
Production
(000oz)
259 – 270
Total cash costs
($/oz)
718 – 745
Capital expenditure
($m)
82
08
09
10
Gold production (000oz)
314
259
218
08
09
10
Total cash cost ($/oz)
700
374
559
08
09
10
Capital expenditure ($m)
60
75
57
08
09
10
Total number of employees*
4,623
4,609
* including contractors
4,293

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AngloGold Ashanti Annual Financial Statements 2010
Review of operations – South Africa
The improvement in production was due largely to the
successful resumption of mining in January 2010 following
closure of the shaft in October 2009. The positive production performance was, however, affected by a Section 54 stoppage
imposed on all tramming activities during September by the
Department of Mineral Resources.
Project ONE was officially launched on 26 October 2010. A
project support team was established and trained. Site
configuration and employee training have commenced with full implementation scheduled for the end of September 2011.
Growth projects
CLR Below 120 project: The original project scope was to
develop a twin-shaft system – one for men and material and
the other a rock decline – to access and mine below the
120 level. Initial production targets were around 46.3t or
1.5Moz of recovered gold, including 42.9t or 1.4Moz directly from the project and the balance from tailings, which would
contribute significantly to TauTona’s gold production. Following a major seismic event which closed off one of the two access routes, the project was reviewed and impaired in January
2009. A decision was made to limit the scope of the project to the development of the rock decline to 123 level. As a result of unfavourable geological drilling results and a significant
increase in the latest cost estimate, the project has been
suspended. The project area may be accessed at a later date
from Mponeng.
CLR Shaft Pillar Extraction Project: The project was
designed to enable stoping operations to be conducted up
to an infrastructural zone of influence. However, given the
safety and fall-of-ground risks, a decision was made to halt mining of this pillar. Only 65% (434,000oz) of the targeted
production was achieved from this project. Capital
expenditure on the project was R281m ($34m).
VCR Pillar Project: The aim of this project is to provide the necessary infrastructure to access the VCR pillar area.
Production began in 2005 and development was scheduled
to have been completed in 2010. Total production was
estimated at almost 200,000oz in all at a capital cost of
R123m ($14m), most of which has been spent. Following a
seismic event in the shaft and after further modelling done by the Rock Mechanics Department, it was decided to stop
mining the VCR pillar. As at December 2010, 141,000oz had
been produced from this project.
Outlook for 2011
Production in 2011 is projected to be between 259,000oz
and 270,000oz. The higher production output relates to an
overall increase in yield to an average 7.6g/t. Total cash costs of between $718/oz and $745/oz are forecast.
Capital expenditure totalling R586m ($82m) is planned for
2011 and will be spent mostly on Ore Reserve development
and stay-in-business projects.
Sustainability
Safety
Tragically, two fatalities occurred at TauTona during 2010
resulting from accidents related to winches and horizontal
transport. The all injury frequency rate per million hours worked deteriorated from 15.84 in 2009 to 19.03 per million hours
worked in 2010.
TauTona retained its OHSAS 18001 certification following an
audit conducted during the second quarter of 2010 as the
mine implemented the behaviour based safety observations
programme to audit the behaviour of the mine’s workforce and adopted the MOSH system to further enhance the mine’s
safety performance. Shaft infrastructure upgrades continued
into 2010 following an incident in the fourth quarter of 2009,
Review of operations – South Africa

P

when a length of penthouse steel fell down the sub-shaft,
damaging infrastructure and prompting the suspension of
operations while a full inspection was undertaken.
Mining through complex geology, including the Pretorius fault zone, represented one of the chief safety challenges during
the year. TauTona continued with the implementation of
parallel safety initiatives which begun in 2008, including, the ongoing roll-out of the ‘It is OK to Stop’ principle to all
employees, the White Flag drive and the Laduma for Safety
and wellness days. The monitoring of emergency escape
routes was improved.
On 2 October 2010, TauTona achieved two years without a
fall-of-ground fatality, demonstrating the significant progress made in mitigating one of the most important risks related to deep-level, underground mining. The AuRisk system was
implemented to address risk at the mine.
Community
TauTona plays an active role in supporting various community projects in the Merofong district. AngloGold Ashanti made
donations to local organisations during the year, including:
· Carletonville Home Based Centre;
· Avondgloor Old Age Home;
· Suid-Afrikaanse Vroue Federasie (SAVF); and
· Timber Twig Pre-Primary School.
Environment
An ISO 14001 first advancement assessment audit was
conducted at TauTona in September 2010, with the operation
retaining its accreditation.
Additional projects undertaken during the year to minimise the operation’s environmental impacts included:
· Upgrading of the waste separation area to improve waste
  handling and storage, thereby improving recycling capacity;
· The cleanup and removal of steel and redundant equipment
  which formed part of the backfill testing plant, in order to reduce the size of the mine’s footprint; and
· Relocation of the internal mine store and equipment from the
  ESKOM servitude, bringing TauTona in line with safety and
  legal requirements on power cabling running through the
  mine area.
Additional focus areas with regard to environmental aspects
included:
· Minimising refrigeration gasses (R134a and R11) that are
  used in the refrigeration plants as refrigerant to supply
  cooling power to underground workings;
· Management of hazardous material and waste, specifically
  hydrocarbons, chemicals and flourescent tube light bulbs;
· The management of clean and dirty water at TauTona; and
· Water and electricity usage.
No reportable environmental incidents were recorded during
the year.

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Continental Africa
Review of operations – Continental Africa
Challenges in
being met
head on
Africa
Podcast available at www.aga-reports.com/10/podcasts.htm
Richard Duffy, Executive Vice President –
Continental Africa, discusses AngloGold
Ashanti’s operations in the region
Tanzania
Geita
Namibia
Navachab
Iduapriem
Mali
Morila
Guinea
Siguiri
Ghana
Obuasi
Yatela
Sadiola

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$712 /oz
$234 m
15,761 people
1,492 000oz
08
09
10
Attributable gold production (000oz)
1,631
1,585
1,492
08
09
10
Total cash cost ($/oz)
608
712
543
08
09
10
Attributable capital expenditure ($m)
262
198
234
08
09
10
Total number of employees*
15,644
15,267
15,761
* including contractors
AngloGold Ashanti has eight mining operations in its Continental
Africa region:
· Iduapriem and Obuasi in Ghana;
· Siguiri in Guinea;
· Morila, Sadiola and Yatela in Mali;
· Navachab in Namibia; and
· Geita in Tanzania.
Combined production from these operations declined by 6% to
1.49Moz of gold in 2010, equivalent to 33% of group production.
Total cash costs increased by 17% to $712/oz. In all, they
employed 15,761 people, including contractors, 494 more than in 2009. Total attributable capital expenditure for the region was
$234m, an increase of 18% on the $198m spent in 2009. The
bulk of this was spent at the Obuasi and Geita operations.
The Mineral Resource of the mining operations in Continental
Africa, attributable to AngloGold Ashanti, totalled 60.99Moz at year-end, including an attributable Ore Reserve of 22.46Moz.
AngloGold Ashanti also conducts an active greenfield
exploration programme, principally in the Democratic
Republic of the Congo (DRC), focused on the Mongbwalu
concession and the Kibali joint venture with Randgold
Resources and the DRC government. This is in addition to
brownfield exploration being conducted in and around its
existing operations. For further information on the group’s
exploration programme in Continental Africa, see the Global
exploration section of this report.
Geita
23.9%
Obuasi
21.3%
Siguiri
18.3%
Iduapriem
12.4%
Sadiola
7.9%
Morila
6.4%
Navachab
5.8%
Yatela
4.0%
Contribution to Continental
Africa production
– by operation

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Continental Africa
Ghana – Iduapriem
Key statistics
Iduapriem
2010
2009
2008
Pay limits
(oz/t)
0.04
0.04
0.04
(g/t)
1.47
1.45
1.43
Recovered grade
(oz/t)
0.050
0.050
0.051
(g/t)
1.70
1.72
1.76
Gold production
(000oz)
185
190
200
Total cash costs
($/oz)
666
516
525
Total production costs
($/oz)
868
579
611
Capital expenditure
($m)
17
28
54
Total number of employees
1,483
1,447
1,780
Employees
729
727
732
Contractors
754
720
1,048
All injury frequency rate
(per million hours worked)
9.73
12.26
13.95
Outlook for 2011
Production
(000oz)
188 – 199
Total cash costs
($/oz)
773 – 802
Capital expenditure
($m)
51
Review of operations – Continental Africa
08
09
10
Gold production (000oz)
200
190
185
08
09
10
Total cash cost ($/oz)
525
516
666
08
09
10
Capital expenditure ($m)
54
28
17
08
09
10
Total number of employees*
1,780
* including contractors
1,447
1,483

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Description
Iduapriem, wholly owned by AngloGold Ashanti since
September 2007, comprises the Iduapriem and Teberebie
properties on a 110km
2
concession. The mine is situated in the
western region of Ghana, some 70km north of the coastal city of Takoradi and 10km southwest of Tarkwa.
Iduapriem is an open-pit mine and its processing facilities
include a CIP plant.
Operating performance
Gold production declined by 3% to 185,000oz in 2010. The
decline in production was mainly due to a stoppage from
11 February to 20 April to improve and increase the capacity of the site’s tailings storage facilities (TSF). However, a
significant portion of production lost due to the stoppage was recovered by re-planning mining operations and achieving
designed plant throughput.
Total cash costs increased by 29% from the previous year to
$666/oz, due primarily to higher fuel and power prices as well as increased employee and maintenance related costs.
The launch of Project ONE in August 2010 has improved
overall mill throughput, which reached a record of 423,000t
in December 2010, in line with the upgraded plant design
specification.
Capital expenditure for the year was $17m, including $9m for the new TSF, $5m for the water treatment plant upgrade and
$3m for other stay-in-business capital. Owing to the operational stoppage between February and April 2010 and based on a
review of capital spend, the initial amount of $31m budgeted for the Ajopa project and other projects was deferred.
Growth prospects
While the mine has limited growth prospects on surface, the
higher gold price led to renewed interest in evaluating the
considerable low-grade Mineral Resources in the Tarkwaian
conglomerates that extend below the economic limits of the
existing pits. Work is planned in 2011 to determine if there is an economic resource sufficient to support underground mining.
In addition, the Ajopa project, which was anticipated to start in
2010, is to be developed over the next two to three years.
Ajopa contains an estimated Ore Reserve of 5.2Mt at a grade
of 1.83g/t, equivalent to around 341,000oz of gold. This
project is expected to yield approximately 324,000oz over 24 months. The change in projected Ajopa ounces is due to
change in planning parameters leading to increased volume to be mined.
Outlook for 2011
Gold production at Iduapriem in 2011 is expected to increase between 188,000oz and 199,000oz. Total cash costs are
estimated to range between $773/oz and $802/oz.
Capital expenditure of $51m is planned primarily for the
completion of the greenfield TSF $42m, stay-in-business
projects $7m and other projects $2m.
Sustainability
Safety
The all injury frequency rate of 9.73 per million hours worked improved from 12.26 reported in 2009.
Reducing the number of safety-related incidents remains a key focus for management, with a number of interventions already in place. These include hazard identification and risk assessment;
incident reporting and investigation; employee engagement and communication; contractor safety management; and more
visible leadership inspections by management.
Iduapriem maintained its OHSAS 18001 certification.
Environmental
Permitting issues had a significant impact on operations in
2010, following a shut-down while Block 2 and TSF 3 were
closed and the interim TSF built with permission from the
Ghana Environmental Protection Agency. In the meantime,
construction of a TSF to cater for life of mine tailings deposition is in progress. It is anticipated that tailings deposition in the new facility will start in the first half of 2011.
In addition to this shut-down, four reportable environmental incidents, all related to pipeline failures, took place in 2010.

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AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Continental Africa
The online Sustainability Report 2010: Supplementary
Information provides details of these incidents and the
corrective action taken.
In 2009, the mine applied for temporary withdrawal from the
certification to the cyanide code due to the non-compliance
of its existing cyanide mixing and storage facility.
Construction of the new cyanide storage facility is in
progress and a new application will be made to the
International Cyanide Management Institute (ICMI) during
2011. During 2010, the original water treatment plant
installed in 2009 was upgraded. This work was undertaken
to ensure full treatment of contaminants in process water in order to achieve the discharge standard for release of
excess water from the operations.
Iduapriem achieved its ISO 14001 certification following a
surveillance audit completed in November 2010.
Community
Iduapriem’s alternative livelihood programme continued in
2010, with strong support from the communities, local chiefs and local authorities. The programme includes crop, fish and palm farming and processing. In addition, a mushroom
farming project is being piloted as part of a broader
economic development strategy. Women from local
communities will operate the mushroom farms as stand-
alone businesses, selling and marketing their produce in and around the Tarkwa region.
Key outstanding issues from previous years, in particular
cracks in houses in Teberebie village, were addressed in 2010.
Work is still in progress to finalise land-for-land compensation.
This would improve an already strong relationship with the
mine’s surrounding communities.
Ghana – Obuasi
Key statistics
Obuasi
2010
2009
2008
Pay limits* (oz/t) 0.19 0.21 0.29
(g/t) 6.60 7.26 9.35
Recovered grade* (oz/t) 0.150 0.151 0.127
(g/t) 5.16 5.18 4.37
Gold production (000oz) 317 381 357
Total cash costs ($/oz) 744 630 633
Total production costs ($/oz) 945 796 834
Capital expenditure ($m) 109 94 112
Total number of employees 5,722 5,759 5,722
Employees 4,225 4,408 4,259
Contractors 1,497 1,351 1,463
All injury frequency rate (per million hours worked) 2.86 4.73 6.36
*
Underground operation
Outlook for 2011
Production (000oz) 302 – 312
Total cash costs ($/oz) 790 – 820
Capital expenditure ($m) 125
Review of operations – Continental Africa

P

Description
Obuasi is located in the Ashanti Region of southern Ghana,
approximately 60km south of Kumasi. It is primarily an
underground mine operating at depths of up to 1.5km, though
some surface mining in the form of open pit and tailings
reclamation occurs. Two treatment plants processed ore this
year: the South Treatment Plant, which is a Float-BIOX-CIL plant for treating hard rock sulphides and tailings; and a tailings treatment plant using CIL to treat only tailings. The tailings treatment plant was shut down in October. Tailings will be treated through the South Treatment Plant to increase gold recovery.
Operating performance
Gold production decreased by 17% to 317,000oz in 2010.
The reduced gold production was mainly attributable to
underground tonnages declining by 8% as a result of reduced
flexibility in developed Ore Reserves. Total development
metres were 19% lower, due largely to the poorer-than-
expected performance of the contractor.
The South Treatment Plant was stopped twice during 2010 – for five days in March and 12 days in October, due to excess water on the TSF at Sansu. The tailings treatment plant was then shut down permanently in October as capacity on the Pompora
tailings dam had been exhausted.
The mine also suffered blocked and collapsed ore passes and
delays in ore-pass relocation. In order to increase the overall efficiency of the operation in the long term, the number of
mining areas at Obuasi was consolidated from 13 to nine as
planned. Changes to the mining method included elimination
of certain waste footwall drives used for access, definition drilling in all newly designed narrow reef stopes and an
increase in stope length to 150m. The transverse open stoping mining method will be applied to widen sections of the reef.
AngloGold Ashanti has appointed a high-level, multi-
disciplinary taskforce to address the operating problems at
Obuasi. This team, comprising senior management, will
analyse the recent underperformance and design a
turnaround plan that will touch all aspects of the operation, from mining and processing to a holistic approach in
addressing legacy sustainability issues resulting from a
century of mining. Peter Anderton, a seasoned engineer with
several years experience, will lead the rapid turnaround effort;
Toby Bradbury will lead the sustainability effort; and Keith
Faulkner, the former AngloGold Ashanti (Ghana) managing
director, will oversee the planning of Obuasi’s long-term
future. This team will report its findings to the board and table a detailed plan for Obuasi’s sustained turnaround.
Total cash costs increased by 18% to $744/oz from $630/oz
in 2009. The increase was mainly attributable to the decline in production, an increase in the power tariff and the once-off settlement of historical worker claims. These negative factors were partially offset by a reduction in the cost of consumables, which were sourced via a focused procurement strategy.
The Sulphide Treatment Plant metallurgical recovery rate was
86% against the target of 82% set during 2009.
Capital expenditure amounted to $109m for the year. Of this
$11m was spent on projects; $36m on Ore Reserve
development, and $62m on stay-in-business activities.
Growth prospects
Ore production from underground activity is planned at 1.82Mt in 2011, compared to 1.85Mt achieved in 2010.
Obuasi has a Mineral Resource base of approximately
30Moz. Within the task force structure implemented to
manage the mine, one of the three elements is to identify
08
09
10
Gold production (000oz)
357
381
317
08
09
10
Total cash cost ($/oz)
744
633
630
08
09
10
Capital expenditure ($m)
112
109
94
08
09
10
Total number of employees*
5,722
5,759
5,722
* including contractors

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Continental Africa
the level and methods of production best suited to exploiting the deposit at Obuasi, given advances made in modern
mining technology.
Development at Obuasi Deeps on level 50 for both the Kwesi
Mensah Shaft and Brown Sub-Vertical Shaft, as well as
exploration drilling on the level 50 platform, were suspended because of flooding in July 2009. Development was restarted
in the fourth quarter of 2010 and exploration drilling is planned from the first quarter of 2011.
Outlook for 2011
Production at Obuasi in 2011 is projected to be between
302,000oz and 312,000oz, at an estimated total cash cost
ranging from $790/oz to $820/oz as the taskforce undertakes
planning for the mine’s future.
Planned capital expenditure is expected to be approximately
$125m, with $10m allocated to projects, $80m to stay-in
business activities and $35m to Ore Reserve development.
Sustainability
Safety
The safety performance at Obuasi improved significantly
compared to 2009 with an all injury frequency rate of 2.86 per million hours worked recorded in 2010 compared with
4.73 per million hours worked in 2009. There were no fatalities during the year.
The safety strategy drawn up in 2009 and implemented in
2010 contributed significantly to this performance. It focused on four interlinked goals: processes that assign accountability and drive performance; effective employee dialogue and
engagement; improving health and safety systems and
establishing a health and safety support function that suits the operation’s needs.
Community
The implementation of the recommendations of the 2009
Social Study report on Obuasi communities continues to
receive attention.
The mine site continued to engage with surrounding
communities including the Artisanal Miners Association. There was an increase in the number of communities covered under
the stakeholder engagement plan from 48 in 2009 to 58 in 2010.
On legacy issues, farms impacted by mining activities have been assessed and some compensation paid. Grievances have been
investigated and documented, and proactive engagement
through regular meetings with communities has been instituted.
Regarding economic development, three projects are being
piloted at Obuasi to create employment opportunities for the communities, namely a piggery, aqua culture and a
garment factory.
AngloGold Ashanti’s staffing needs in the community and social development spheres have been expanded and training is
being provided to environment and community staff.
Implementation of management standards to prevent or avoid
the creation of additional legacy issues has commenced.
The occasional chemical treatment of process water for
discharge in positive water balance situations to streams and rivers has been curtailed and rehabilitation of mined-out pits has commenced at Adubriem and Sansu. The road to Sansu
village is being resurfaced by the company.
The mine continued to fund and operate its Malaria Control
Programme, which has successfully reduced the incidence of
malaria in the community, of more than 250,000 people, by more than 75%. The programme is a world benchmark and has been
selected by the United Nation’s Global Fund with AngloGold
Ashanti as the principal recipient to expand the Obuasi model to
40 districts around Ghana. Funding of $130m will be provided over five years at which time the Obuasi programme will be
included in the Global Fund programme. The programme awaits
government tax exemption on the Global Fund donor funds,
which should be forthcoming in 2011.
In addition, Obuasi continues its support of the municipality on waste and hygiene management, education, HIV/Aids
awareness and treatment.
Environment
Six reportable environmental incidents, two of which were
related to tailings management, took place in 2010. Details of the incidents and the corrective action taken are available in the online Sustainability Report 2010: Supplementary Information.
A tailings retreatment project is under way to retreat tailings in the facilities at the northern end of the mine and simultaneously address stability and drainage issues as part of Obuasi’s mine closure obligations.
Construction of two process water treatment plants to mitigate the positive water balances to the north and south of the mine is scheduled for completion by the second quarter of 2011.
Review of operations – Continental Africa

P

Guinea – Siguiri
Key statistics
Siguiri
2010
2009
2008
Pay limit
(oz/t)
0.02
0.02
0.03
(g/t)
0.66
0.71
0.93
Recovered grade
(oz/t)
0.028
0.032                 0.035
(g/t)
0.97
1.11
1.20
Gold production
– 100%
(000oz)
321
372
392
– 85%
273
316
333
Total cash costs
($/oz)
643
519
466
Total production costs
($/oz)
701
595
542
Capital expenditure
– 100%
($m)
12
26
22
– 85%
10
22
18
Total number of employees
3,170
2,973
2,933
Employees
1,531
1,492
1,489
Contractors
1,639
1,481
1,444
All injury frequency rate
(per million hours worked)
6.15
5.54
9.42
Outlook for 2011 (attributable)
Production
(000oz)
270 – 281
Total cash costs
($/oz)
693 – 719
Capital expenditure
($m)
30
08
09
10
Attributable gold production (000oz)
333
316
273
08
09
10
Total cash cost ($/oz)
643
466
519
08
09
10
Attributable capital expenditure ($m)
18
22
10
08
09
10
Total number of employees*
2,933
2,973
3,170
* including contractors
Permitting processes are also under way ahead of the
construction of a return water dam to be commissioned by 2012, to enhance the stability of the south tailings storage facility.
The mine underwent its ISO 14001 surveillance audit in
November after successfully completing a certification audit in
December 2009.

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Continental Africa
Description
AngloGold Ashanti has an 85% interest in Siguiri and the
government of Guinea owns the balance. Siguiri is a multiple open-pit, oxide gold mine situated in the Siguiri district in northeast of the Republic of Guinea, about 850km northeast of the capital, Conakry. Siguiri’s open pits are operated by mining contractors using conventional techniques. Mineralisation at
Siguiri is hosted within the Birimian System. The plant
processes at a rate of about 30,000t of ore a day.
Operating performance
Attributable gold production declined by 14% to 273,000oz,
due mainly to the mining of lower grade ore. The decline in
grade was a result of lower overall grades mined in the Sintroko and Tubani pits. Production was also affected by lower
drawdown rates, which affected geotechnical stability and
caused the failure of the main ramp of Sintroko pushback 1.
This delayed mining operations in the affected area from August to November.
The mine implemented the BPF component of the Project
ONE business improvement initiative during 2010. It is
anticipated that plant efficiencies will improve as a result of increased throughput as new initiatives are introduced.
Total cash costs increased by 24% to $643/oz, from $519/oz
in 2009, due to higher fuel prices and costs related to labour and mining contractors.
Capital expenditure totalled $12m ($10m attributable) with
$6m spent on brownfield exploration and $6m on stay-in-
business projects.
Growth prospects
Scoping studies are being undertaken on the mining
optimisations and expanded metallurgical processing
capability of the mine. These studies are expected to:
· provide direction for the short- and long-term development of the mine;
· address the 30Mt a year treatment of saprolite ore from areas to the northwest and southeast of the current pits, as well as the overlying cap rock in those areas and the transitional and hard oxide deposits below the existing pits; and
· conduct mining scenarios to provide cut-off grades that will feed into blue sky exploration drilling programmes.
Successful completion of the studies will provide direction
on the expected increase in throughput over the life of mine.
Current Proved and Probable oxide Ore Reserves at Siguiri are around 2Moz of gold at 1.28g/t from the operation’s pits and
1.77 Moz at 0.55g/t from stockpiles and spent heaps. This is sufficient to feed the plant at a rate of 10.2Mt a year for three to four years. Studies are planned for 2011 to determine
options available to improve plant throughput.
There remains potential for additional sulphide and low-
grade oxide Mineral Resources in the regional gold belt,
which remains very prospective and under explored.
Support for this view is based on gold showings in surface
geochemistry and on interpretations based on geophysical
and geological understanding. Fast-tracking of drilling is
required to upgrade ‘blue sky’ estimates into Proved and
Probable Ore Reserves.
Outlook for 2011
Attributable gold production for 2011 is projected at between
270,000oz and 281,000oz at a total cash cost of between
$693/oz and $719/oz.
Capital expenditure of $36m (attributable $30m) is scheduled for 2011, comprising project capital of $12m, $21m of stay-in-
business capital and $3m for exploration.
Review of operations – Continental Africa

P

Sustainability
Safety
Siguiri had one fatality in January 2010 when a collision
occurred between two trucks. Management implemented an
action plan whereby contractors are closely managed and
monitored with regards to safety. The all injury frequency rate for the year was 6.15 per million hours worked (2009: 5.54).
Management identified the need to entrench the view that safety remains more important than production goals. To achieve this, improvements are to be made to enforce basic safety rules and standards in contractor management, management visibility at the workplace, and operator training and awareness.
Preparations for continuous occupational hygiene measurement have been completed and this will be fully operational from
January 2011.
The mine maintained its OHSAS 18001 certification.
Community
Siguiri continued its engagement with stakeholders to assure adoption of strategies to achieve common goals. An annual
forum was initiated and held to solicit recommendations from interested stakeholders with a view to strengthening
relationships with these groups. Long- and short-term
community infrastructure projects were undertaken, including:
· health post (Kourouda);
· Great Mosque of Kintinian;
· Arabic school of Kintinian;
· upgrading of rural roads within and between villages;
· water drainage systems;
· water boreholes; and
· renovation of Siguiri Central police station and the airport.
The second round of the year’s malaria control initiative for the mine village and six major surrounding communities
progressed steadily and was identified as the main reason for the reduction in malaria-related illnesses reported at the new medical centre. The challenge for the malaria control
programme is how to attend to the larger community in the
town of Siguiri, where about 70% of mine employees currently reside. It appears that the Global Fund is in the process of funding malaria projects in Guinea’s mining industry.
Environment
Three reportable environmental incidents occurred during
the year, all involving tailings spillages. High density
polyethylene pipelines are being replaced by steel pipes on
an ongoing basis. The frequency of pipeline inspections has
been increased in order to minimise the volume of material
spilled should a leak occur. One incident was as a result of sabotage by community members. Community engagement
including local and regional authorities was stepped up to
prevent a recurrence.
Dust control on haul and access roads and at the ROM1
stockpile was satisfactory, but remains a challenge in the dry months. The operations relied heavily on recirculation of
process water and extracted less than a third of its annual
water allocation from Tinkinsso River.
The land management programme was well executed during the
year, with no land-use conflicts with neighbouring communities.
Mine closure planning remained high on the agenda, resulting in a closure gap analysis being carried out and measures put in place to close the identified shortfalls.
Siguiri was certified to be in full compliance with the
International Cyanide Management Code in March 2010.
Certification is valid for three years. A successful ISO 14001 surveillance audit was conducted during the year.

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Continental Africa
Mali – Morila
Key statistics
Morila
2010
2009
2008
Pay limit (oz/t) 0.02 0.04 0.06
(g/t) 0.67 1.21 2.17
Recovered grade* (oz/t) 0.050 0.072 0.090
(g/t) 1.70 2.47 3.08
Gold production – 100% (000oz) 238 342 425
– 40% 95 137 170
Total cash costs ($/oz) 715 527 419
Total production costs ($/oz) 766 583 495
Capital expenditure – 100% ($m) 3 10 3
– 40% 1 4 1
Total number of employees – 100% 891 1,053 1,703
Employees 476 518 605
Contractors 415 535 1,098
*
Open-pit operation
Outlook for 2011 (attributable)
Production (000oz) 82 – 85
Total cash costs ($/oz) 838 – 869
Capital expenditure ($m) 1
Review of operations – Continental Africa
08
09
10
Attributable gold production (000oz)
170
137
95
08
09
10
Total cash cost ($/oz)
715
419
527
08
09
10
Attributable capital expenditure ($m)
1
4
1
08
09
10
Total number of employees*
1,703
* including contractors
1,053
891

P

Description
The Morila mine is situated some 180km southeast of
Bamako, the capital of Mali. The operation currently treats low-
grade stockpiles. The plant at Morila, which incorporates a
conventional CIL process with an upfront gravity section to
extract the free gold, has an annual throughput capacity of
4.3Mtpa.
Morila is 80% owned by Morila Limited, a joint venture in which
AngloGold Ashanti and Randgold Resources Limited each have
a 50% stake, giving AngloGold Ashanti an effective interest of
40% in Morila. The government of Mali owns the remaining
20%. Randgold Resources manages the mine.
Operating performance
Attributable gold production declined by 31% to 95,000oz,
mainly due to a 30% drop in head grade as a result of the
treatment of low-grade stockpiles.
Total cash costs increased by 36% to $715/oz as a result of
the lower production and higher costs for reagent and also for fuel burnt in power generation.
Morila spent stay-in-business capital of $3m in 2010, of which
$1m was attributable. The major elements of this were the
SAG and ball mill main gearbox, conveyor belting and the
replacement of the Knelson concentrators.
Morila will continue the current process of treating low-grade ore stockpiles until 2013. Attributable production is therefore
expected to decrease further as Morila reaches the end of its life.
Outlook for 2011
Attributable gold production for 2011 is projected to be in a range of 82,000oz to 85,000oz at a total cash cost of between
$838/oz and $869/oz. Attributable capital expenditure is
estimated at $1m.
Sustainability
Safety
The safety statistics for Morila are reported by Randgold
Resources, the operator, and are not included in AngloGold
Ashanti’s statistics.
Environment
No significant environmental incidents were reported during
the year. ISO 14001 certification was maintained after an
external assessment audit was completed during 2010. No
non-conformance issues were raised.
Community
The mine maintained a good relationship with communities
and regular meetings were held. All community development
projects planned for the year were completed. The mine
continued to provide malaria spraying services and treated five villages during 2010, through three spraying cycles.
Morila’s closure committee is operational and meets quarterly.
A sustainable agribusiness project is being developed to
continue wealth creation after closure of the mine, with
1,270ha having been identified for agriculture. Plans are in place to convert the bulk mining yard and the batch plant into an area for poultry farming and animal husbandry.
The micro-finance project (CAMIDE) has funded 20 undertakings for former staff members. Morila’s management and unions
are formulating a social plan for employees. The ongoing
closure process focuses on the social plan submitted by
labour unions and the closure coordinator, as well as
engagement with government agencies to provide training
assistance to affected employees.
The New Mine Collective Convention was implemented in
September 2010, with no major issues identified. Compulsory
health insurance and the payment of the related subscription came into effect in November 2010.

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Continental Africa
Mali – Sadiola
Key statistics
Sadiola
2010
2009
2008
Pay limit (oz/t) 0.04 0.04 0.07
(g/t) 1.28 1.46 2.18
Recovered grade* (oz/t) 0.060 0.074 0.100
(g/t) 2.04 2.52 3.42
Gold production – 100% (000oz) 287 354 453
– 41%
(1)
118 135 172
Total cash costs ($/oz) 650 488 399
Total production costs ($/oz) 698 571 554
Capital expenditure – 100% ($m) 20 10 8
– 41%
(1)
8 4 3
Total number of employees – 100% 1,771 1,532 1,510
Employees 790 705 634
Contractors 981 827 876
All injury frequency rate (per million hours worked) 1.65 2.31 4.37
*
Open-pit operation
(1)
Effective 29 December 2009, AngloGold Ashanti increased its interest from 38% to 41%.
Outlook for 2011 (attributable)
Production (000oz) 123 – 129
Total cash costs ($/oz) 699 – 725
Capital expenditure ($m) 23
Review of operations – Continental Africa
08
09
10
Attributable gold production (000oz)
172
135
118
08
09
10
Attributable capital expenditure ($m)
3
4
8

P

Description
Sadiola is situated in the far southwest of Mali, 77km south of the regional capital, Kayes. Sadiola is a joint venture in which
AngloGold Ashanti and IAMGOLD each have a 41% interest
and the government of Mali 18%.
Mining at Sadiola takes place in five open pits. Ore is treated and processed in a CIL gold plant with a monthly capacity of
364,000t.
Operating performance
Attributable production decreased by 13% to 118,000oz,
from 135,000oz in 2009, mainly as a result of a 12% decline
in head grade.
The decline in grade is as a result of the depletion of the
Sadiola main pit Ore Reserves and a change in the mining
focus to the lower-grade satellite pits.
A new gravity circuit was introduced in the plant and aided
recovery in the processing of oxide and sulphide feed
materials. Advance crushing and screening of both ore types
significantly improved plant throughput in the latter part of the year by minimising the introduction of large rocks and
associated blockages early in the process.
Total cash costs increased by 33% to $650/oz, owing mainly
to the lower-grade feed supplied to the priority plant. In
addition, mining contractor costs were higher as a result of the longer haulage distance, higher maintenance costs and
increases in the fuel price.
The BPF component of the Project ONE initiative was
introduced during 2010 and is expected to be fully entrenched during 2011. Initial BPF work will be directed at optimising processing activities so as to increase availability, utilisation and throughput of the plant.
Total capital expenditure for the year was $20m ($8m attributable).
Of the total, $10m was spent on projects, $7m was stay-in-
business capital and $3m was spent on exploration projects.
Growth prospects
Sadiola is currently investigating two expansion opportunities, namely the Deep Sulphide project, which is in feasibility stage, and the Oxide Expansion project, which is currently undergoing a prefeasibility study.
The Deep Sulphide project will treat both oxide (5Mt per
year) and sulphide (3.6Mt per year) ores. Initial waste
stripping at Sadiola’s main pit and the commissioning of the sulphide plant is expected to commence in 2012. Once
current oxide Ore Reserves are depleted, the plant will be
modified to treat only sulphide material at a capacity of
7.2Mt per year. The Deep Sulphide project will extend the
mine’s life and add 4.2Moz to Sadiola’s current life of mine production profile. The feasibility study is expected to be
completed early in 2011.
The oxide expansion project is based on exploration results
that indicate additional oxide potential in the Sadiola area.
Current work includes expediting the exploration programme
to better define the potential of all existing targets and profile new target areas.
Outlook for 2011
Attributable production is expected to be between 123,000oz
and 129,000oz. The increase will be mainly driven by
improved throughput following the introduction of the new
screening plant.
Total cash costs are expected to increase to between $699/oz and $725/oz.
Capital expenditure of $54m ($23m attributable) is planned.
08
09
10
Total cash cost ($/oz)
399
488
650
08
09
10
Total number of employees*
1,771
* including contractors
1,510
1,532

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Continental Africa
Sustainability
Safety
Sadiola had one fatality in August 2010. Whilst positioning a submersible de-watering pump, the supervisor fell into a
temporary sump following the collapse of the area. All the
recommendations arising from the investigation into the
incident have been implemented. The all injury frequency
rate for the year improved to 1.65 per million hours worked
(2009: 2.31).
As contractor-related incidents were the major source of injury, contractor management received concerted attention to
ensure alignment and compliance with AngloGold Ashanti’s
standards and practices.
Other safety-related programmes and initiatives are directed at pre-work planning, hazard analysis, vehicle safety and training focused on crisis and emergency plans.
The mine maintained its OHSAS 18001 certification in 2010.
Community (including Yatela)*
Annual workshops comprising government, national and
regional authorities, local communities, media, Non-
Governmental Organisations (NGOs) and other associations
have been held since 2003. These workshops provide a
forum to communicate the activities planned by Sadiola and
Yatela, while providing an opportunity for the relevant
stakeholders to comment and make recommendations.
The Integrated Development Action Plan (IDAP) has been in
place since 2004. Covering villages located around the Sadiola and Yatela mines, it focuses on agricultural capacity-building and micro-financing activities. The plan is managed by the
communities themselves and includes a general assembly with
representatives from each village. The IDAP has received
funding from Sadiola and Yatela which enables it to function successfully and independently.
Community members from the villages surrounding Sadiola
and Yatela have been trained in malaria mitigating techniques, which has aided a decline in the incidence of the illness since the implementation of the programme in 2005.
It is the responsibility of both Sadiola and Yatela to contribute to an HIV/AIDS programme. Initiatives focus specifically on
awareness, testing and peer educators in the workplace. The
company partnered with NGOs during the soccer World Cup
2010 to attract villagers to central locations to watch games and participate in voluntary testing.
Environment
One reportable environmental incident occurred on 26 April
2010 when the incorrect disposal of 75 litres of a pesticide into drains led to contamination of the final effluent from the sewage treatment plant, resulting in the death of more than
200 birds. This incident resulted in a fine levied by local
authorities. Management implemented measures to prevent
a repeat of the incident by including regular inspections of the site and the education of employees on the importance of
adhering to the correct disposal procedures.
The environmental impact assessment for the Sekokoto road
diversion was completed and approved by government. ISO
14001 certification was maintained following an external
surveillance audit.
Review of operations – Continental Africa
*
Given their proximity to each other, Sadiola and Yatela conduct their local community initiatives jointly.

P

Mali – Yatela
Key statistics
Yatela
2010
2009
2008
Pay limit (oz/t) 0.01 0.04 0.04
(g/t) 0.45 1.52 1.34
Recovered grade* (oz/t) 0.036 0.106 0.078
(g/t) 1.23 3.62 2.66
Gold production – 100% (000oz) 150 222 165
– 40% 60 89 66
Total cash costs ($/oz) 807 368 572
Total production costs ($/oz) 883 455 591
Capital expenditure – 100% ($m) 5 2 8
– 40% 2 1 3
Total number of employees – 100% 878 803 888
Employees 308 298 305
Contractors 570 505 583
All injury frequency rate (per million hours worked) 2.28 5.54 6.13
*
Open-pit operation
Outlook for 2011 (attributable)
Production (000oz) 31 – 32
Total cash costs ($/oz) 977 – 1,014
Capital expenditure ($m) 1
08
09
10
Attributable gold production (000oz)
89
60
66
08
09
10
Attributable capital expenditure ($m)
3
1
2

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Continental Africa
Description
The Yatela mine is situated some 25km north of Sadiola and
approximately 50km south-southwest of Kayes. Ore extraction
is conducted from the Yatela main pit as well as the satellite pit at Alamoutala. The ore mined is treated at a heap-leach pad
together with carbon loading. The carbon is then eluted and
the gold smelted at nearby Sadiola.
Yatela is 80% owned by the Sadiola Exploration Company
Limited, a joint venture in which AngloGold Ashanti and
IAMGOLD each have an interest of 50%, giving AngloGold
Ashanti an effective stake of 40% in Yatela. The government of
Mali owns the remaining 20% stake in the mine.
Operating performance
Yatela was originally scheduled for closure in 2010, though
the life has since been extended. Attributable gold
production at Yatela dropped by 33% from 2009 levels to
60,000oz in 2010. The decline in production was due mainly
to a decrease in the head grade of the ore stacked as a
result of non-conformity at the bottom of mineralised
structures in Alamoutala.
Total cash costs increased by 119% to $807/oz, due to the
significant decrease in production coupled with higher
stripping costs to access the Alamoutala ore and an increase in contract mining costs.
Capital expenditure for the year of $6m ($2m attributable) was spent mostly on exploration $4m and stay-in-business capital
$2m to support the extended mine life.
Growth prospects
The current life of mine is based on the successful conversion of the Inferred Mineral Resource in Yatela North, where the
opportunity lies in the northeast and northwest extensions.
Furthermore, a focused exploration programme will be
undertaken over the next year to ensure continuation of the
mining operation.
Outlook for 2011
Attributable production at Yatela is projected to be between
31,000oz and 32,000oz for the year at a total cash cost of
between $977/oz and $1,014/oz. Capital expenditure of $2m
($1m attributable) is planned.
Sustainability
Safety
The all injury frequency rate for the year improved to 2.28 per million hours worked (2009: 5.54).
Programmes which enabled this improvement included pre-
work planning, hazard analysis and also vehicle safety and
training directed at crisis and emergency plans.
Management identified effective contractor management as a
key area for safety improvement and contractor alignment with group safety standards as a priority.
The mine maintained its OHSAS 18001 certification in 2010.
Community
See Sadiola.
Review of operations – Continental Africa
08
09
10
Total cash cost ($/oz)
807
572
368
08
09
10
Total number of employees*
888
803
* including contractors
878

P

Environment
There were no reportable environmental incidents at Yatela
during 2010. This was as a result of increased inspection and regular interaction with site personnel and management on
accident prevention.
The mine rehabilitated 19.5ha of waste dumps and heap
leach pads during the year. The rehabilitation of a further
160ha has been built into the current business plan and will be accelerated.
Furthermore, a closure manager has been appointed by
Yatela to ensure that all requirements are fulfilled. The
closed Obotan mine in Ghana was visited jointly with the
National Closure Commission to better understand closure-
related issues and help in the development of a formal
closure plan for Yatela that considers the physical
environment, social issues and worker development.
ISO 14001 recertification of Yatela was achieved following an audit. An external surveillance audit will be undertaken
in 2011.
Namibia – Navachab
Key statistics
Navachab
2010
2009
2008
Pay limit (oz/t) 0.07 0.05 0.04
(g/t) 2.53 1.55 1.29
Recovered grade (oz/t) 0.052 0.046 0.042
(g/t) 1.80 1.58 1.43
Gold production (000oz) 86 65 68
Total cash costs ($/oz) 727 622 534
Total production costs ($/oz) 786 663 601
Capital expenditure ($m) 14 20 12
Total number of employees 687 578 482
Employees 687 578 482
Contractors – – –
All injury frequency rate (per million hours worked) 25.60 26.30 20.63
Outlook for 2011
Production (000oz) 83 – 87
Total cash costs ($/oz) 921 – 955
Capital expenditure ($m) 10

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Continental Africa
Description
The Navachab gold mine is situated near the town of Karibib, some 170km northwest of the capital Windhoek and 171km
inland on the southwest coast of Africa.
Navachab, which began operations in 1989, is an open-pit
mine with a processing plant which includes a mill as well as
CIP and electro-winning facilities, all with a monthly capacity of
120,000t.
In addition to the current operation, a Dense Media Separation
(DMS) plant with a monthly capacity of 120,000t was
commissioned during 2010.
Operating performance
Gold production increased by 32% to 86,000oz in 2010, due
to greater volumes mined from the bottom of the pit and the
treatment of high-grade concentrate from the DMS plant.
Total cash costs rose by 17% to $727/oz as a result of higher labour and power costs and rising contractor fees, though this was partly offset by an increase in production.
Capital expenditure for the year was $14m, which included
$9m spent on stay-in-business projects, $3m to complete
construction of the DMS plant and $2m on exploration.
Growth prospects
The optimisation process at Navachab indicated that the
main pit will be expanded to the east from 2011 to access
footwall mineralisation north of the current east pushback.
The west cut is expected to be mined from 2013 to access
the hanging wall mineralisation. Exploration during 2011 will focus on the down plunge extension of the existing orebody
of the main pit. Drilling will focus on the North Pit 2 and the down plunge extension, while also exploring the strike extent of the satellite target areas where previous exploration
indicated potential, as well as the western limb of the fold hinge at anomaly 16. This campaign has the potential to add
approximately 450,000oz to the Mineral Resource at a cost
of approximately $7/oz.
Outlook for 2011
Gold production for 2011 is expected to be between 83,000oz
and 87,000oz, at a total cash cost of between $921/oz and
$955/oz.
Capital expenditure of $10m is forecast for 2011, of which
$7m is stay-in-business expenditure primarily to be spent on the water filtration plant and heavy mining equipment.
Sustainability
Safety
The all injury frequency rate per million hours worked improved from 26.30 in 2009 to 25.60 in 2010.
Navachab complied with OHSAS 18001 assessments
conducted in March and October 2010.
Safety interventions include ongoing speed surveillance on
the access roads in the mine, quarterly vehicle safety audits, regular safety representative meetings and quarterly safety
steering-committee meetings. The behavioural safety
initiative, known as Ostrich, is ongoing and has begun to
produce results.
Review of operations – Continental Africa
08
09
10
Gold production (000oz)
86
68
65
08
09
10
Total cash cost
($/oz)
727
534
622
08
09
10
Capital expenditure ($m)
12
20
14
08
09
10
Total number of employees*
687
* including contractors
482
578

P

Community
Navachab made contributions to educational projects,
including the ‘Spell it Right’ competition, spring school for grade 12 learners and prize giving ceremonies at local and
regional schools. Navachab also sponsored the building of
a house for volunteer teachers at the local government
school, contributed to the young scientist exhibition and
made its annual donation to the private school in the town
of Karibib.
A pool of 100 unemployed women was identified in Karibib in
order to create ad-hoc employment on a short-term basis
where possible.
Environment
No reportable environmental incidents occurred during 2010.
The construction of the water filtration plant commenced in
2010 with commissioning planned to be complete by the third
quarter of 2011. This facility will ensure additional recovery of water from the plant to eliminate the need for a third TSF and also negate the inherent safety, health and environment risk associated with a TSF.
ISO 14001 environment certification was maintained during
the year. Navachab further received a formal notification of compliance with the Cyanide Code from the Code Secretariat.
Tanzania – Geita
Key statistics
Geita
2010
2009
2008
Pay limit (oz/t) 0.07 0.09 0.10
(g/t) 2.38 3.08 3.10
Recovered grade* (oz/t) 0.069 0.055 0.056
(g/t) 2.36 1.89 1.92
Gold production (000oz) 357 272 264
Total cash costs ($/oz) 777 954 728
Total production costs ($/oz) 981 1,121 929
Capital expenditure ($m) 38 19 53
Total number of employees 3,265 3,186 3,116
Employees 1,874 1,990 2,130
Contractors 1,391 1,196 986
All injury frequency rate (per million hours worked) 5.38 5.56 8.52
*
Open-pit operation
Outlook for 2011
Production (000oz) 485 – 506
Total cash costs ($/oz) 631 – 655
Capital expenditure ($m) 66

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Continental Africa
Description
The Geita gold mine is located in the Lake Victoria goldfields of the Mwanza region of Tanzania, about 120km from Mwanza
and 4km west of the town of Geita. The mine is wholly owned
and managed by AngloGold Ashanti.
The Geita gold deposit is an Archaean mesothermal orebody,
largely hosted in a banded ironstone formation. It is a multiple open pit operation with underground potential and is currently serviced by a 5.2Mt per annum CIL processing plant.
Operating performance
The turnaround at Geita resulted in gold production increasing by 31% to 357,000oz in 2010. Significant quarterly
improvements were achieved during the first half of the year, with gold production rising from 84,000oz in the first quarter to
90,000oz in the second quarter. Output was hampered during
the third quarter as a result of a major planned plant shutdown to replace the SAG mill discharge end-plate and to rebuild the crusher dump-pocket. Production was also supported by
improved grades from Nyankanga pit, which delivered an
average grade of 3g/t.
Total cash cost for the year improved by 19% to $777/oz,
mainly as a result of lower reagent costs, as well as a reduction in general and engineering stores. The favourable movement in costs was partially offset by the deferred stripping charge.
In addition, other initiatives included the start, in 2010, of the construction of a re-designed run-of-mine pad to improve the ore-blending capability of the plant. All planned performance parameters were achieved.
The fleet rationalisation strategy also saw the number of trucks used during the year reduce from 48 to 34. This, in conjunction with improved operating practices, resulted in significant
productivity gains as the same volume of material was moved
with fewer haul trucks. Fleet rationalisation will continue
through 2011 as truck productivity is expected to improve by an additional 10% to 20%, as a result of the new larger,
lightweight trays.
Geita’s turnaround and the implementation of Project ONE
initiatives which include the BPF and SP, continued
throughout 2010. The work management aspect of BPF was
successfully implemented in the mining maintenance and
processing divisions, resulting in continued improvements.
Under the SP component, the Geita organisational structure
was re-designed. Managerial Leadership Practices (MLP)
training is being delivered to senior management and is due to be completed by 2011.
Capital expenditure for 2010 totalled $38m and was
spent on stay-in-business projects $35m and exploration
activities $3m.
Review of operations – Continental Africa
08
09
10
Gold production (000oz)
357
264
272
08
09
10
Total cash cost ($/oz)
954
728
777
08
09
10
Capital expenditure ($m)
53
19
38
08
09
10
Total number of employees*
3,116
3,186
3,265
* including contractors

P

Growth prospects
Exploration drilling was undertaken to increase confidence in the Nyankanga Cut 9 volumes, Cut 6 volumes behind the
2007 failure zone, and in the near-surface volume of Block 1 in the Nyankanga underground. Results confirmed current
mineralisation and the Nyankanga Mineral Resource model
will be updated to incorporate additional drilling and mapping data in 2011.
Both the Nyankanga and Geita Hill Mineral Resource models
were updated in April 2010. The Geita Hill Mineral Resource
decreased by 2% and the Nyankanga Mineral Resource by 1%.
Both reductions resulted from decreased mineralised volumes.
Exploration activities outside of the active mining areas
comprised IP-surveying and geological mapping of five targets:
Nyakabale, Mgusu, Nyankumbu, Kukuluma A and Kukuluma B.
Except for Kukuluma B, all targets revealed promising
combined chargeability and resistivity signatures indicative of disseminated sulphides and potentially associated with gold
mineralisation. Drill testing of these anomalies is ongoing.
Outlook for 2011
Gold production for 2011 is forecast to increase to between
485,000oz and 506,000oz at a total cash cost ranging from
$631/oz to $655/oz.
Capital expenditure of $66m is planned and will be spent on
ensuring the integrity of the process plant and on further
rationalisation of the mining fleet. This figure includes drilling expenditure of $2m, project capital of approximately $30m and stay-in-business capital of some $34m.
Sustainability issues
Safety
Geita achieved 11.5 million hours free of lost-time injuries before two tragic fatalities in May 2010, resulting from a
collision between two trucks on one of the haul roads during the night shift. The all injury frequency rate for 2010 was
5.38 per million hours worked (2009: 5.56).
Fatigue continues to pose a major threat to Geita’s safety
record, making it a priority for safety management. The safety management programme in 2010 included the completion of a
hazard identification and reporting course, plan task
observation training to all frontline managers and rescue team refresher courses.
Geita was second runner-up in the country OHSAS competition.
Community
Resolution of land compensation claims progressed well
during the year, with the completion of the Nyamatagata and
Katoma claims. Phase 5 of Nyankumbu Girls Secondary
School started in 2010 and construction of the school will be completed in 2011.
Design work was completed on the Geita Town Water Supply
Project, which will be built in 2011. This project, which will draw water from the Nyankanga dam on the mine’s lease
area, will include transfer pumping, a treatment and storage system and will deliver water at a rate of 4,800 cubic metres per day to the town.
Environment
One reportable environmental incident took place in 2010,
following the death of two birds.
Cyanide management has been enhanced with the completion
of the plant tailings dilution circuit. Improved control may be expected once the second oxygen injection system on the
conditioning tanks is satisfactorily commissioned at the
beginning of 2011.
The key requirements of the cyanide code have now been met
and the main remaining objective is to achieve compliance with the code requirement that weak acid dissociable (WAD)
cyanide levels in the tailings slurry should not exceed 50 parts per million for a period of three to six months. This will be the objective for the first two quarters of 2011.
ISO 14001 environment certification was maintained during
the year.

Australia
Western Australia
Sunrise Dam
P
104
AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Australasia
Review of operations – Australasia
performance
Solid
operational
Podcast available at www.aga-reports.com/10/podcasts.htm
Graham Ehm, Executive Vice President –
Australasia, discusses AngloGold Ashanti’s
operation and project in the region

P

AngloGold Ashanti’s sole operating mine in Australasia is
Sunrise Dam.
Production from Australasia declined by 1% to 396,000oz in
2010, equivalent to 8.8% of group production. Total cash
costs increased by 48% to $982/oz, whilst in local currency, total cash costs rose 29% to A$1,070/oz, due primarily to the increase in the unwinding of deferred stripping costs. In all,
494 people, including contractors were employed, 39 more
than in 2009. Total attributable capital expenditure for the region, including Tropicana, was $40m, a decrease of 77% on
the $177m spent in 2009, which included the Boddington
project that was sold. The bulk of this was spent on Ore
Reserve development at Sunrise Dam and at Tropicana.
The group is also developing the new Tropicana gold mine in
Western Australia, along with joint venture partner
Independence Group Ltd. (30%). Tropicana, a greenfield
discovery made by AngloGold Ashanti, is expected to deliver
its first production in 2013. AngloGold Ashanti is managing the project along with a vast exploration programme in the area
that covers some 13,500km
2
of tenements along a 600km
strike length, considered one of the most prospective regions for new gold discoveries in Australia.
The Mineral Resource for Australasia, attributable to
AngloGold Ashanti, totalled 7.05Moz at year-end, including an attributable Ore Reserve of 3.74Moz.
Exploration in the Australasia region was conducted in the
Cornelia Range, in Western Australia, and in the Solomon
Islands. For further information on the group’s exploration
programme in Australasia, see the Global exploration section of this report.
Australia – Sunrise Dam
Key statistics
Sunrise Dam
2010
2009
2008
Pay limit (oz/t) 0.14 0.08 0.09
(g/t) 4.32 2.45 2.79
Recovered grade* (oz/t) 0.094 0.084 0.101
(g/t) 3.22 2.87 3.46
Gold production (000oz) 396 401 433
Total cash costs ($/oz) 957 646 531
Total production costs ($/oz) 1,038 751 635
Capital expenditure ($m) 29 31 19
Total number of employees 494 455 410
Employees 93 99 77
Contractors 401 356 333
All injury frequency rate (per million hours worked) 13.65 8.94 15.85
*
Open-pit operation
Outlook for 2011
Production (000oz) 344 – 360
Total cash costs ($/oz) 852 – 883
Capital expenditure ($m) 34
Australasia
8.8%
Rest of AngloGold Ashanti             91.2%
Contribution to group production

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Australasia
Description
The Sunrise Dam gold mine is located in the northern
goldfields of Western Australia, 220km northeast of Kalgoorlie and 55km south of Laverton.
The mine consists of a large open pit which is now in its
fourteenth year of operation, and an underground mine which
began in 2004. Mining is conducted by contractors and the
ore is treated in a conventional gravity and CIL processing
plant, which is owner-managed.
Operating performance
Production in 2010 decreased by 1% to 396,000oz, from
401,000oz the previous year. This was equivalent to 9% of
group gold production. The decline reflects the marginally
lower average grade of ore processed as anticipated in the
mine plan. Open-pit mining continued in the North Wall
Cutback providing over 80% of production. Ore continued to
be sourced from a combination of underground and open pit
operations with the use of lower-grade stockpiles to
supplement the ore feed to the plant.
Underground tonnage decreased by 12%, or 94,000t, to
686,000t. Underground ore yielded approximately 75,000oz,
contributing 19% to total mine production compared with
28%, or 111,000oz, the previous year.
Total cash costs increased by 48% to $957/oz, from $646/oz in
2009. In local currency terms, costs rose by 29% to A$1,043/oz.
The higher costs were in line with expectations and primarily due to the accounting effects of deferred stripping costs of A$285/oz.
Deferred stripping costs for the open-pit will continue to impact upon cash costs until the end of 2013. The lower production
base also placed upward pressure on unit costs.
Capital expenditure for the year was $29m (A$30m), a
decrease of 6% on the previous year. Stay-in-business capital increased by 86% to $13m (A$14m), due to the completion of
planned projects relating to asset integrity, the pastefill plant and power upgrades. Ore Reserve development expenditure
was $16m (A$16m).
Growth prospects
The North Wall Cutback will continue to supply ore to the plant until the second half of 2012, which is a year longer than
originally planned. Ore from the cutback will be blended with ore from stockpiles and from the underground mine.
The contribution from the underground mine is planned to
increase substantially in 2011. As a result, a paste fill plant has been constructed to enable larger orebodies to be fully
extracted. Continued exploration and advances in geological
understanding have also resulted in further growth of
underground Mineral Resources.
Review of operations – Australasia
08
09
10
Gold production (000oz)
433
401
396
08
09
10
Total cash cost ($/oz)
531
646
957
08
09
10
Capital expenditure ($m)
31
19
29
08
09
10
Total number of employees*
455
494
* including contractors
410

P

Underground Ore Reserves decreased to 0.85Moz after
depletion. Due to the time required to convert Mineral
Resources to Ore Reserves, it is anticipated that Ore Reserves will increase significantly in 2011. The underground Mineral
Resource at year-end was 2.39Moz. The mine’s total Ore
Reserve at year-end was 1.38Moz and the total Mineral
Resource 3.35Moz. Both figures account for depletion.
Outlook for 2011
Gold production in 2011 is projected at between 344,000oz
and 360,000oz, with more than 200,000oz sourced
from underground.
Total cash costs are forecast to decline to between $852/oz
(A$845/oz) and $883/oz (A$885/oz), as a result of the
reduction in the impact of deferred stripping costs. Capital expenditure is anticipated to be $34m (A$36m), with Ore
Reserve development expenditure of $18m (A$19m) and
stay-in-business expenditure of $16m (A$17m).
Sustainability
Sunrise Dam maintained its OHSAS 18001 and ISO 14001
certification. Recertification with the International Cyanide
Code was approved by the ICMI.
Safety
Safety performance at Sunrise Dam reached a plateau during
2010 with an all injury frequency rate of 13.65 per million hours worked (2009: 8.94). There were no fatalities during the year.
Training in hazard identification and risk assessment was the focus at Sunrise Dam over the course of 2010. In addition,
training aimed at providing an open, transparent culture of
safety and safety systems, was undertaken in: risk
management; values-based safety leadership; role clarity and personal accountability, open, transparent and learning safety culture; and safety systems.
In May, the Sunrise Dam team won the 2010 Chamber of
Minerals and Energy Surface Emergency Response competition
for the second year in a row. In addition, the Emergency
Response Team went on to win the Underground Emergency
Response competition in November.
Community
Sunrise Dam continues to support the Laverton community
through its involvement with the Laverton Mining Liaison
Committee and Shire Council. AngloGold Ashanti also has
representation on the Laverton Leonora Cross Cultural
Association (LLCCA) and contributes to the Mt Margaret
Mission and Laverton School lunch programmes. An
Indigenous People’s Engagement strategy is being progressed
by the company’s cross functional team with support from an
external representative.
Environment
A mine closure plan is in place and progressive rehabilitation in line with this plan is being undertaken. Governance reporting for Energy Efficiency Opportunity, National Greenhouse and
Energy Reporting, and National Pollutant Inventory is being
maintained and is in compliance with government regulations.
No reportable environmental incidents took place in 2010.

United States
Cripple Creek & Victor
Brazil
Serra Grande
AGA Mineração
Argentina
Cerro Vanguardia
P
108
AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Americas
Review of operations – Americas
Hard-won
in Brazil and Argentina
cemented
improvements
Podcast available at www.aga-reports.com/10/podcasts.htm
Ron Largent, Executive Vice President –
Americas, discusses AngloGold Ashanti’s
operations in this region

P

AngloGold Ashanti has the Cripple Creek & Victor mine in the
United States, the Cerro Vanguardia mine in Argentina, the
AngloGold Ashanti Córrego do Sítio Mineração (AGA
Mineração) and Serra Grande operations, both in Brazil. The
Americas represents one of the most important growth regions for AngloGold Ashanti.
Combined production from these operations increased by
3% to 842,000oz of gold in 2010. This was equivalent to
18.7% of group production. Total cash costs increased by
19% to $432/oz. In all, 6,582 people including contractors,
were employed, 698 more than in 2009. Total capital
expenditure for the region was $311m, an increase of 21%
on the $258m spent in 2009. The bulk of this, 50%, was
spent on projects, 32% stay-in-business capital, and the
balance on Ore Reserve development.
The total Mineral Resource across the Americas, attributable to AngloGold Ashanti, was 44Moz at the end of 2010 and the
attributable Ore Reserve was 10Moz.
AngloGold Ashanti also conducts an extensive greenfield
programme across the Americas, most notably in Colombia,
where it holds a significant land position and has made two
greenfield discoveries – Gramalote and La Colosa – which
together account for 13.5Moz of the Americas Mineral
Resource. The company also has exploration activities, either conducted by its own teams or with joint venture partners, in
Canada, Brazil and Argentina, among others. See Global
exploration on page 128 of this report.
AngloGold Ashanti’s Americas region fully endorses the
company’s objective to eliminate workplace injuries, incidents and illnesses across its operations. As in the previous year, no fatal injuries occurred in 2010. Underpinning this
performance has been a significant reduction in the total
number of safety-related incidents, where an all injury
frequency rate of 5.66 per million hours worked was
achieved during the year. This represents a 21% reduction
when compared with 2009 and a 43% improvement since
2008 (2009: 7.12 and 2008: 9.92).
08
09
10
Gold production (000oz)
819
816
842
08
09
10
Total cash cost ($/oz)
432
381
362
08
09
10
Attributable capital expenditure ($m)
154
258
311
08
09
10
Total number of employees*
5,588
5,884
6,582
* including contractors
$432 /oz
$311 m
6,582 people
842 000oz
AGA Mineração
40.1%
CC&V
27.7%
Cerro Vanguardia
23.1%
Serra Grande
9.1%
Contribution to Americas production

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Americas
United States – Cripple Creek & Victor (CC&V)
Key statistics
Cripple Creek & Victor
2010
2009
2008
Pay limit* (oz/t) 0.007 0.008 0.008
(g/t) 0.23 0.28 0.27
Recovered grade (oz/t) 0.013 0.013 0.014
(g/t) 0.43 0.46 0.49
Gold production (000oz) 233 218 258
Total cash costs ($/oz) 493 376 309
Total production costs ($/oz) 610 475 413
Capital expenditure ($m) 73 87 27
Total number of employees 646 562 421
Employees 403 367 350
Contractors 243 195 71
All injury frequency rate (per million hours worked) 12.26 15.80 30.19
*
Recoverable pay limit based on recovered grade.
Outlook for 2011
Production (000oz) 300 – 314
Total cash costs ($/oz) 541 – 561
Capital expenditure ($m) 72
Description
Located in the state of Colorado in the United States, CC&V's
Cresson Project is an open-pit operation which treats
extracted ore through a heap-leach pad, and is one of the
largest in the world. Production at this operation began in
1994. AngloGold Ashanti holds a 100% interest in CC&V.
In 2009, construction began on the mine life extension (MLE1)
project. The project will provide four additional years of
production capacity to the heap-leach pad. Production from
the expanded heap-leach pad area is expected to begin in
2011 and proceed through to 2016 at current mine
production rates.
Review of operations – Americas
08
09
10
Gold production (000oz)
258
218
233
08
09
10
Total cash cost ($/oz)
493
309
376
08
09
10
Capital expenditure ($m)
87
27
73
08
09
10
Total number of employees*
* including contractors
421
562
646

P

Operating performance
Production increased by 7% to 233,000oz from 218,000oz in
2009. A total of 20.7Mt of ore was placed on the heap-leach
pad, compared with 18.7Mt in 2009.
The increase in production resulted from the greater
availability of the pad area near the liner following the removal of a truck load-out bin to another location. This change
shortened the percolation time of the gold-bearing solution
from the ore placed in this small, newly-lined area. In
addition, successful test programmes were undertaken to
improve leach conditions at depth via deep injection into the pad to remediate an issue identified during the 2008 pad
drilling programme. The injected solution improves alkalinity and cyanide availability at depth to allow favourable
conditions for leaching residual gold into solution. The
injection programmes are to be expanded, given their early
success. Given the size of the pad, recovery of residual gold is expected to continue for several years.
Total cash costs increased 31% to $493/oz, due primarily to
the higher unit cost for the new ounces placed, rising
commodity prices (diesel fuel in particular), and increased
royalty costs, driven by higher gold prices.
Capital expenditure for the year amounted to $73m
(2009: $87m), spent mainly on equipment and pad facilities for the implementation of the MLE1 project.
Growth prospects
In 2008, CC&V was granted permits from the State of
Colorado and Teller County for a mine-life extension (MLE1)
that includes the development of new sources of ore and an
extension to the heap-leach facility. The permits extend the operation of the expanded valley leach facility and closure and reclamation activities. Development drilling continues to further define areas of interest. Engineering analysis and permitting requirements were evaluated as part of a prefeasibility study for a second mine-life extension (MLE2) completed in late
2010. This new project will involve milling the higher-grade ores and heap-leaching the lower-grade ores in a new valley leach facility. The MLE2 project will, after receiving all required approvals, extend the mine life to 2025 and possibly beyond.
Outlook for 2011
Gold production is expected to increase to between
300,000oz and 314,000oz, at a total cash cost ranging from
$541/oz to $561/oz as MLE1 implementation places new ore
on the new pad space near the liner. Capital expenditure of
$72m is scheduled for the year, to be spent mostly on major
mine equipment purchases and the implementation of the
MLE1 project.
Sustainability
Safety
CC&V continued to report a strong safety performance. The all injury frequency rate for 2010 improved to 12.26 per million hours worked (2009: 15.80). There were no fatalities during the year.
CC&V has implemented various safety programmes in recent
years, including the Safety Transformation Programme in
2009. In 2010, the mine developed and implemented its own
Safety & Environmental Observation Programme where all
employees provide written observations on best practices, as well as on deficiencies at the operation. In addition to
immediate responses to these deficiencies, the employees’
observations are reviewed and acted on by the management
team at weekly meetings. The programmes have been
implemented to ensure continued improvement in the safety
performance at CC&V. Project ONE was rolled out in 2009
and further positive results are expected over the two-year
implementation process.
Community and environment
CC&V and the Victor Lowell Thomas Museum finished a
successful season of mine site tours. The museum managed
reservations, safety training and advertising while CC&V provided tour guides and buses. Tour fees collected were donated to the museum. The 2010 tours were 96% full, doubling revenues and
visitation for the museum. The greater number of visitors to the museum has increased Victor’s foot traffic, leading to increased sales for local businesses. This initiative by CC&V contributes to the town’s viability and sustainability.
CC&V continued to be recognised as a Gold Leader in the
State of Colorado’s Environmental Leadership Programme,
the first mine in Colorado to attain that level of recognition. In addition, CC&V’s Environmental Management System was
again recommended for continued certification under the ISO
14001 standard. In September 2010, the operation was
recognised by the International Cyanide Management
Institute (ICMI) to be recertified “In Full Compliance” on all nine principles of the International Cyanide Management
Code (ICMC). No reportable environmental incidents took
place in 2010.

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Americas
Argentina – Cerro Vanguardia
Key statistics
Cerro Vanguardia
2010
2009
2008
Pay limit
(oz/t)
0.13
0.15
0.22
(g/t)
4.36
5.02
7.50
Recovered grade
(oz/t)
0.178
0.190
0.159
(g/t)
6.11
6.51
5.44
Gold production
– 100%
(000oz)
209
208
166
– 92.5%
194
192
154
Silver production
– 100%
(Moz)
2.8
2.2
1.7
– 92.5%
2.6
2.0
1.6
Total cash costs
($/oz)
366
355
608
Total production costs
($/oz)
517
487
757
Capital expenditure
– 100%
($m)
41
18
16
– 92.5%
38
17
15
Total number of employees
1,242
1,069
1,072
Employees
883
753
756
Contractors
359
316
316
All injury frequency rate
(per million hours worked)
8.08
9.34
9.72
Outlook for 2011 (attributable)
Production
(000oz)
190 – 198
Total cash costs
($/oz)
536 – 556
Capital expenditure
($m)
61
Review of operations – Americas
08
09
10
Attributable gold production (000oz)
192
194
154
08
09
10
Total cash cost ($/oz)
608
355
366
08
09
10
Attributable capital expenditure ($m)
15
17
38
08
09
10
Total number of employees*
1,242
* including contractors
1,072
1,069

P

Description
AngloGold Ashanti has a 92.5% interest in Cerro Vanguardia
with Fomicruz (the province of Santa Cruz) owning the remaining
7.5%. Located to the northwest of Puerto San Julian in the
province of Santa Cruz, Cerro Vanguardia consists of multiple small open pits with high stripping ratios. The orebodies
comprise a series of hydrothermal vein deposits containing gold and large quantities of silver, which is mined as a by-product.
Ore is processed at the metallurgical plant which has a
capacity of 3,000t per day and includes a cyanide recovery
facility. Technology at the plant is based on a conventional leaching process in tanks and carbon-in-leach with a tailings dam incorporated in a closed circuit. The final recovery of gold and silver is achieved through a Merryl Crowe method with
metallic zinc.
Operating performance
Attributable gold production of 194,000oz was marginally up
on the previous year. The mine’s production strategy focused on ensuring 100% supply of plant feed.
Cerro Vanguardia was the group’s lowest cost producer in 2010.
Cash costs of $366/oz were 3% higher than the $355/oz in
2009, chiefly reflecting increased labour costs and the impact of local inflationary pressures. Higher spot prices and
increased royalties also contributed to the higher costs but were partially offset by higher silver credits. The stockpile movement was favourable as a consequence of higher ore
tonnes mined compared with last year.
Capital expenditure of $41m (attributable $38m) included $21m for stay-in-business activities and $20m for expansion projects.
Capital expenditure focused primarily on underground
development, heap leach construction and exploration activities, all of which will have a beneficial impact on Cerro Vanguardia’s life and add ounces to the operation’s production profile.
Growth prospects
The 2010 brownfield exploration programme added vein
Mineral Resources of 0.45Moz of gold and 10.4Moz of silver.
The underground mine project was launched in July.
Underground development excavation reached 3,800m at the
end of 2010. Three mine portals were opened in Mangas
Norte, Osvaldo CB4 and Osvaldo CB9.
The implementation of the heap leach project will enable Cerro
Vanguardia’s annual gold production to increase by 20,000oz, maintaining total production at around 200,000oz by enabling the processing of low-grade material. Cerro Vanguardia’s
marginal-grade ores, below the cut-off grade of the current
plant process, range from 0.35g/t to 1.5g/t. Project
implementation will start in mid 2011.
The 2011 exploration programme is based on 31,000m of
diamond drillholes and 17,000m of reverse circulation holes.
The programme aims to expand the mine’s Mineral Resource
at depth and to the north and west of the concession.
The 2011 budget allocated to brownfield exploration is $9m.
Outlook for 2011
Attributable gold production for 2011 is projected to be
between 190,000oz and 198,000oz. Additionally, underground
operations will maintain their share of the mine’s production.
Total cash costs are expected to increase to between $536/oz and $556/oz, due mainly to rising inflation expected in
Argentina, lower grades from open pit operations, as well as higher unit costs from the heap leach and underground. Capital expenditure is forecast at $66m ($61m attributable) for 2011 and includes $25m for the heap leach project implementation.
Sustainability
Cerro Vanguardia’s sustainability programme aims primarily to implement the Safety Transformation programme in order to
eliminate lost-time incidents.
Safety
Cerro Vanguardia’s safety performance improved during the
year under review. For the eighth consecutive year no fatalities were recorded, while the all injury frequency rate improved to
8.08 per million hours worked (2009: 9.34), the best
performance ever for the mine.
The Safety Transformation Programme is to be implemented
during the first quarter of 2011.

P

AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Americas
Cerro Vanguardia’s brigade members received theoretical and
practical training on underground mining rescue procedures at a training course in Copiapo, Chile.
Community
The Development Agency is one of the major programmes the
mine shares with the local community of Puerto San Julian.
This year it was agreed that the funds to sponsor these
activities will be revised in line with the mine’s profitability. The application of these funds will be agreed between the
Development Agency representatives, the mayor and a
representative from the mine.
Environment
All of Cerro Vanguardia’s environmental initiatives and ISO
14001 certification were maintained. One reportable
environmental incident took place during 2010. An
excavator ruptured a buried tailings pipeline, spilling 10m
3
of
tailings containing cyanide solution. The spillage was
cleaned up and measures implemented to prevent
a recurrence.
Cerro Vanguardia will apply for Cyanide Code certification
during the first half of 2011.
Brazil – AngloGold Ashanti Córrego do Sítio Mineração (AGA Mineração)
Key statistics
AGA Mineração
2010
2009
2008
Pay limit (oz/t) 0.13 0.11 0.12
(g/t) 4.40 3.82 4.16
Recovered grade* (oz/t) 0.210 0.205 0.222
(g/t) 7.21 7.02 7.62
Gold production (000oz) 338 329 320
Total cash costs ($/oz) 407 339 300
Total production costs ($/oz) 651 486 432
Capital expenditure ($m) 142 84 69
Total number of employees 3,426 2,964 2,987
Employees 2,486 2,249 1,954
Contractors 940 715 1,033
All injury frequency rate (per million hours worked) 2.62 4.19 5.79
*
Underground operation
Outlook for 2011
Production (000oz) 361 – 378
Total cash costs ($/oz) 497 – 516
Capital expenditure ($m) 234
Review of operations – Americas

P

Description
Reorganisation of the corporate structure was completed
during the first half of the year, combining the
Cuiabá/Lamego/Queiroz and the Córrego do Sítio and São
Bento operations to capture operating and financial synergies.
The new company is called AngloGold Ashanti Córrego do
Sítio Mineração (AGA Mineração).
The wholly owned AGA Mineração mining complex is located
in southeastern Brazil, in the state of Minas Gerais, close to the city of Belo Horizonte, with operations in the municipalities of
Nova Lima, Sabará and Santa Bárbara.
Ore is sourced from the Cuiabá and Lamego underground
mines and processed at the Cuiabá and Queiroz plants, while
the Córrego do Sítio open pit mine has a heap-leaching facility.
Operating performance
Gold production increased by 3% to 338,000oz from 329,000oz
in 2009, due mainly to the implementation of the Lamego
project. Total cash costs increased by 20% to $407/oz, driven largely by higher maintenance costs. These effects were partially offset, however, by higher revenue from the sale of sulphuric acid, a by-product of the Cuiabá mining operation.
Capital expenditure was $142m, of which $73m related to
expansion projects, $25m to Ore Reserve development and
$44m to stay-in-business activities.
As part of the conceptual study for the Cuiabá Future Project, which is investigating ways of sustaining performance in the longer term, actions were taken to enhance production from
underground ore and waste transport logistics and to
investigate alternative mining methods. A study was conducted in support of this initiative to define the best technical
approaches regarding transport logistics (large truck capacity, conveyor and new shaft) that will be detailed throughout 2011, in parallel with the conceptual mining methods study.
The management maintenance programme continued its
focus on the optimisation of costs and also on improving fleet availability. Efforts have been made since January 2010 to
improve the maintenance management process for heavy
mobile equipment at Cuiabá. In addition to the implementation of Project ONE, an integrated maintenance management
system is ongoing and all efforts are organised into two
strategies: short-term results focused on costs and equipment availability and medium- to long-term results focused on SIGM
Pyramid (maintenance management process). These initiatives
resulted in a 7% improvement in the performance of
sponsored heavy mobile equipment during the year.
Further productivity improvements are expected from Project
ONE. Previous implementation experiences show that the
successful stabilisation of the work management portion can
help operations to improve key parameters from the historical average to the 75th percentile of production rate.
Growth prospect
An exploration programme is currently under way on the former
São Bento property, acquired in December 2008 from Eldorado
Gold. The property adjoins AngloGold Ashanti’s existing
Córrego do Sítio mine which, together with São Bento, has
been renamed Córrego do Sítio Mineração. Phase 1 of the
Córrego do Sítio project, approved by the board in May 2010
08
09
10
Gold production (000oz)
320
329
338
08
09
10
Total cash cost ($/oz)
407
300
339
08
09
10
Capital expenditure ($m)
142
69
84
08
09
10
Total number of employees*
2,987
2,964
3,426
* including contractors

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AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Americas
with estimated capital expenditure of $195m, covers the
Laranjeiras, Carvoaria Velha and Cachorro Bravo orebodies
with trial mining at the latter already completed. The capital project is proceeding according to schedule. The initial focus of the project team is on the refurbishment of the São Bento plant, the ramp-up in mine production and construction of
infrastructure, including the new road to transport ore and
waste. Annual production from Phase 1 is planned to start in
2011, following a mine and plant ramp up and will continue at an average of 140,000oz a year for the initial 11-year life of mine. The second phase of this project has the potential to
increase production through the addition of Mineral Resources and the expansion of the plant. The scope and size of the
expansion will depend on the results of exploration drilling currently under way.
The Lamego project, approved in September 2009, is currently being implemented. Production from the mine rose from
18,000oz in 2009 to 35,000oz in 2010, with full production of
47,000oz scheduled for 2011. Lamego is expected to produce
approximately 469,000oz of gold over nine years from 3.2Mt of milled ore.
A feasibility study on the Nova Lima Sul Project, which involves the restart of the mothballed Raposos mine, is being prepared for submission to the board in mid 2011. If approved, the
implementation will start late in 2011, with refurbishment of the underground infrastructure and construction of a new
ventilation system. Mine development will take place in 2012 and 2013 with production scheduled to begin in 2014.
Outlook for 2011
Production for 2011 is planned to increase to between
361,000oz and 378,000oz. This figure includes initial
production of 21,000oz from the Córrego do Sítio phase
1 project.
Total cash costs are expected to rise to between $497/oz and
$516/oz, reflecting the continued strength of the real, the
impact of inflation and the additional ounces coming from the projects at a higher unit cost.
Total capital expenditure expected for 2011 is around $234m, of which $100m relates to expansion projects, $47m to Ore
Reserve development, $81m to stay-in-business activities and
$6m to capitalised exploration.
Sustainability
Safety
A vastly improved safety performance during 2010 resulted in an all injury frequency rate of 2.62 per million hours worked for the year (2009: 4.19). There were no fatalities.
After taking into account the results of a survey conducted
during December 2009 to assess attitudes toward safety, an
integrated strategic safety programme was designed to
address deficiencies, drive further improvements and reinforce awareness of the importance of working safely. The plan is
based on optimising technology to reduce workers’ exposure
to risks in the production process and on introducing controls that account for human fallibility in overall safety performance.
Cuiabá completed construction of the refrigeration plant on
surface with zero lost-time injuries.
AngloGold Ashanti accepted an invitation to participate in
the Brazilian Mining Association’s Safety and Health
Strategic Group, which aims to promote institutional actions to ensure improved competitive conditions for Brazilian
mining companies.
Community
AngloGold Ashanti is the first mining company in Brazil to
receive Social Responsibility (NBR 16001) certification
according to the Brazilian Association of Technical Standards
(ABTN). ABTN is a private non-profit organisation and a
founding member of the International Organisation for
Review of operations – Americas

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Standardisation, the Pan-American Standards Commission
and the Asociación Mercosur de Normalización.
A Portuguese-language website was developed and launched
in 2010 to aid AngloGold Ashanti’s communication efforts with its Brazilian stakeholders.
The company signed contracts with 25 beneficiary institutions on the First Public Call for Projects Subscription. According to
the project timetable, AngloGold Ashanti provided the funds in parallel with meetings and visits to follow up on project
implementation. These projects are focused on education, job and income generation and health, and have been run in
communities surrounding the group’s operations. This is a
voluntary company initiative focused on local development.
Preparations for the local sustainability report in May included a poll of stakeholder expectations. A multi-stakeholder forum included 42 participants from a variety of sectors (e.g.
communities, NGOs, clients, suppliers, employees,
academies, etc.) and was well received. Participants were
invited to provide a critique of AngloGold Ashanti’s Social
Responsibility Policy in practice. Responses included an
acknowledgement that while the intentions of the policy
appear favourable, it requires clarification in certain activities with regard to its local priorities, specifically: health, education, entrepreneurship and socio-economic empowerment, as well
as the long-term sustainability of communities. It was also
recommended that the company detail its efforts around
mitigation and compensation strategies for certain key issues, including greenhouse gas emissions, mine tailings, water
usage, closure, economic diversification and community
empowerment. Respondents further suggested the company
explicitly highlight past, present and future impacts and
continue to improve and update its understanding of local
social and cultural issues.
Environment
ISO 14001 environment certification was maintained during
the year.
Córrego do Sítio II, the former São Bento mine, has a forest reserve which may have to be relocated in order to receive
permission from the authorities to conduct exploration work on surface. A request has been submitted to the authorities and is under review.
New regulations have increased the management and cost in
respect of the mine closure plan, land impacted by mining,
disturbed land, taxes for water consumption, environmental
compensation for the new project and especially for the impact of land clearance.
The necessary permits for the underground mine expansion at
Córrego do Sítio and the licence for the raising of the wall of the Cuiabá dam were granted by the Environmental Agency.
It was announced in November 2010 that AngloGold Ashanti
would receive an environmental award from the Minas Gerais
state government at a ceremony in February 2011. This award
reflects the alignment of the company’s environmental goals
and initiatives with those of the government.
No reportable environmental incidents occurred in 2010.

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AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Americas
Brazil – Serra Grande
Key statistics
Serra Grande
2010
2009
2008
Pay limit
(oz/t)
0.09
0.11
0.11
(g/t)
3.20
3.92
3.91
Recovered grade
(oz/t)
0.118
0.132
0.200
(g/t)
4.05
4.52
6.85
Gold production
– 100%
(000oz)
155
154
174
– 50%
77
77
87
Total cash costs
($/oz)
481
406
294
Total production costs
($/oz)
690
542
394
Capital expenditure
– 100%
($m)
52
67
41
– 50%
26
33
20
Total number of employees
1,268
1,289
1,108
Employees
965
864
725
Contractors
303
425
383
All injury frequency rate
(per million hours worked)
7.22
8.99
13.34
Outlook for 2011 (attributable)
Production
(000oz)
74 – 77
Total cash costs
($/oz)
601 – 624
Capital expenditure
($m)
23
Review of operations – Americas
08
09
10
Attributable gold production (000oz)
87
77
77
08
09
10
Attributable capital expenditure ($m)
20
33
26

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Description
Serra Grande is located in central Brazil, in the state of Goiás,
5km from the city of Crixás. AngloGold Ashanti and Kinross
Gold Corporation are equal partners in this operation. In
terms of the shareholders’ agreement, AngloGold Ashanti
manages the operation and has the right to access a
maximum of 50% of the earnings accrued and dividends
paid by Serra Grande.
Serra Grande currently comprises three mechanised
underground mines, Mina III, Mina Nova – which includes the
Pequizão orebody and Palmeiras – and an open pit above
Mina III.
The Palmeiras mine, where development began in May 2008,
started production in 2009 from the primary development
works. Annual capacity of the processing circuit, which has
grinding, leaching, filtration, precipitation and smelting facilities, was expanded from about 0.8Mt to 1.15Mt. This expansion
was completed in February 2009.
Operating performance
Attributable production of 77,000oz was unchanged from the
previous year.
Total cash costs increased 18% to $481/oz, due mainly to
local currency appreciation and inflationary pressure.
In May, Serra Grande underwent re-evaluation of its Mineral
Resources and Ore Reserves and the production programme
was revised. The tonnages mined remained unchanged, while
plant throughput exceeded the 30,000t initially planned. The feed grade was 13% lower than expected for the year. Despite these challenges, the total cash cost for the year was only 2%
higher than forecast.
Growth prospects
A total of 32,447m was drilled in the 2010 exploration
programme, which focused on Pequizão, Palmeiras and
Cajueiros targets at a cost of more than $5m. The exploration team has reviewed both geological mapping and the
database, including agreements with joint venture partners, in order to assist in new target generation.
The Pequizão orebody has shown potential for increased
Mineral Resource both down plunge and along strike. The infill drilling campaign confirmed previous results and the deepest hole showed a high-grade intersection 850m deep, keeping
the down plunge potential totally open. At the Cajueiro target, drilling was undertaken to understand mineralised structure
controls. Preliminary results have confirmed the low-grade
potential. During the third quarter of 2010, the Magnetoteluric geophysical method was tested at Mina III, aiming to define the structure III geometry below level 1,000. The preliminary results are being evaluated by specialists.
In 2011, a fast-track exploration programme is planned to
define and evaluate the complete potential of mine targets at
Pequizão, Palmeiras, Orebody IV and Mina Nova and also to
generate new targets in the northwest structure and joint
venture partner areas. More than 70,000m of drilling is planned in this programme, including underground and surface drilling as well as geochemical and geophysical surveys to support
target generation.
08
09
10
Total cash cost ($/oz)
481
294
406
08
09
10
Total number of employees*
1,289
1,268
* including contractors
1,108

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AngloGold Ashanti Annual Financial Statements 2010
Review of operations – Americas
Outlook for 2011
Attributable production for 2011 is forecast to be between
74,000oz and 77,000oz at a total cash cost of between
$601/oz and $624/oz.
Capital expenditure of $45m ($23m attributable) is anticipated for 2011, with the main items being primary development,
mine infrastructure, mobile equipment and the fast-track
exploration programme.
Sustainability
The company retained its safety, health and environmental
certifications, including ISO 14001, OHSAS 18001 and ISO
9001. It is fully compliant with the Cyanide Code.
Safety
Safety performance at Serra Grande improved in 2010 with an
all injury frequency rate of 7.22 per million hours worked
(2009: 8.99) recorded for the year. There were no fatalities recorded for the second consecutive year.
Continuous investments were made during the year in the
development of a safety culture across the workforce. All
leadership at site underwent seven modules of training with
specialist consultants about the nature of human behaviour,
how to enhance safety awareness in the workplace and a one-
on-one safety approach to work on a daily basis.
Significant investments in technology for safety were made in
2010 and a second scaler to remove rock from the roof and
galleries was acquired.
There was increased use of sub-level mining methods during
the year in order to minimise the exposure of people at the
stope face. Serra Grande currently uses four remote-controlled loaders and Simbas for longer drilling. The ventilation system at the mine was upgraded using raise borer drilling.
Radio communication was installed in every piece of mobile
equipment and a dispatch system implemented in all Serra
Grande’s mines.
Community
Continuous support was given to local social institutions that assist people, especially children and those with special
needs. Support was also given to cultural and religious
celebrations and to the restoration of historical buildings to protect the city’s heritage, including an old house dating from the 1700s when the first miners arrived in the area. Donations were made to: the Association of Parents and Friends of
Disabled Children; an amateur acting school for youngsters;
free soccer lessons for 102 children; and the support of a day care centre that caters for 165 children every day.
Environment
Reviews were undertaken of all safety, health and
environmental-related measurements such as water, air, dust, noise and vibration after blasting to ensure compliance with international standards.
Improvements in water usage controls across all industrial
processes were developed and locations for all meters were
identified with several having been installed by year-end. This will allow improved control of water usage. About 80% of all water used in the production process is currently recycled.
No reportable environmental incidents occurred in 2010.
Review of operations – Americas

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AngloGold Ashanti’s investment in greenfield exploration and projects in recent years is beginning to bear fruit. To date, five greenfield projects are being advanced and developed further.
They are:
·In Colombia, in the Americas region:
  · Gramalote; and
  · La Colosa.

·In the DRC, in the Continental Africa region:
  · Kibali; and
  · Mongbwalu.

·In Australia, in the Australasia region:
  · Tropicana.
Of these, Tropicana is the most advanced. Together these
greenfield projects have Mineral Resources totalling 27.42Moz, of which Ore Reserves account for 6.88Moz.
Americas – Colombia
Gramalote
Description
The Gramalote project is a joint venture owned by AngloGold
Ashanti (51% and operator) and B2Gold Inc. (49%). The
project is located in the rural Antioquia Department,
approximately 110km northeast of the city of Medellin and
220km northwest of Bogota, Colombia. Basic infrastructure
consisting of roads, power and water currently serve the site.
The deposit lies in modestly hilly terrain at an elevation of 900m and is characterised as a bulk tonnage, low-grade, intrusive-
hosted and structurally-controlled quartz stockwork system
within the Cretaceous Antioquia Batholith. Gold mineralisation is associated with stockwork veining and in particular quartz, quartz-pyrite and quartz-carbonate veins.
Greenfield projects
Ensuring AngloGold Ashanti’s
growth
future

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AngloGold Ashanti Annual Financial Statements 2010
Greenfield projects
Surface exploration and mapping of the region indicates these gold-bearing structures have strike lengths of up to 1.5 km and depths of up to 450m. Mineral Resources are currently 37.7Mt at an average grade of 0.90g/t (at 0.4g/t cut-off), for contained gold of 1.09Moz.
Growth prospects
A prefeasibility study of the project is currently under way and is expected to be concluded at the end of 2011. A key aim of the prefeasibility study will be to increase the Mineral Resource by an additional 35Mt of ore at a similar gold grade in order to achieve what is believed to be the deposit’s potential of 86Mt of ore yielding 3.1Moz of gold.
Assuming positive results from the prefeasibility work,
progression of project development would include a
bankable feasibility study in 2012, after which Gramalote
would again be evaluated. Assuming continued positive
results, the project would proceed to full construction in
2013. This schedule would see operations and first gold
production by around late 2015.
Outlook for 2011
Prefeasibility study work, scheduled to be completed by April
2012, is aimed at expanding the Mineral Resource; purchasing additional land for the project’s development; confirming
mining and processing options, facilities and infrastructure requirements and locations; engagement of environmental,
social and sustainability programmes; and validation of the
project’s economic viability.
The 2011 attributable budget to perform all activities according to schedule is $15m.
Sustainability
Some future sustainability work requires discussions with
authorities to reduce the environmental impact caused by
artisanal miners who have been operating in the region for
several years.
Community
Working relationships with the local authorities have been
positive. The project is located in the municipality of San
Roque (roughly 20,000 inhabitants), with the Providencia
section of about 1,500 inhabitants being closest. The main
issue to be dealt with by the project teams involves the
formulation and conclusion of agreements with artisanal
miners working in the project area. Such agreements will be
negotiated during the prefeasibility phase.
Environment
Compliance with the obligations of the licence already issued for the core project tenement is required, while the potential for a larger project is defined and application has been made for a revised licence. Baseline studies will accompany this process during the prefeasibility and feasibility phases of the project.
Application for the final licence will follow the environmental impact study, which will include the mitigation and compensation schemes required by law and international best practice.
La Colosa
Description
The La Colosa project is a 100% AngloGold Ashanti-owned
development project located approximately 150km west of
Bogota, Colombia, in the rural Tolima Department. The project is located near the major regional city of Ibague and is
reasonably served by road, power, and water infrastructure.
The deposit lies in mountainous terrain at a mean elevation of
2,800m and is characterised as a copper-poor porphyry gold
system, genetically associated with the evolution of a Miocene porphyritic intrusive centre, intruded in Paleozoic schist.
The Mineral Resource at La Colosa currently stands at 392Mt
at an average gold grade of 0.99g/t for contained gold of
12.4Moz. The deposit remains open in several directions and
at depth. Current exploration activities seek to expand
confidence in the resource extensions and obtain metallurgical test samples.
Greenfield projects

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Growth prospects
AngloGold Ashanti secured the necessary permit
authorisations from the national authorities to resume
exploration activities in August 2010, thereby allowing
resumption of the project prefeasibility study. This work will be conducted through to 2014/2015 when the feasibility study is expected to be finalised.
Surface mapping and sampling in the La Colosa region have
continued to reveal strong mineral exploration opportunities with additional porphyry systems having been discovered.
Given the potential to significantly increase the Mineral
Resource at La Colosa and also to make additional discoveries in the broader region, La Colosa remains a leading growth
project in the medium to long term for both AngloGold Ashanti and Colombia as a whole.
Outlook for 2011
The project is currently undergoing a prefeasibility study,
which is expected to be concluded in 2013, during which time several key objectives are to be attained, namely: to close off
Mineral Resource projections in order to better define the size of the project; to define higher grade Mineral Resources in
order to advance gold production during early years of
operation; to purchase remaining lands for project
development and exploitation; to confirm mining and
processing options as well as the facilities and infrastructure requirements and locations; to engage environmental and
sustainability programmes; and to validate the project’s
economic, social and environmental viability.
Greenfield exploration activities will also be initiated on several of the regional targets while this prefeasibility study is under way. If successful, expansion of the project could well occur, at which time the prefeasibility timeline may be reviewed.
Assuming no further changes to the scope of the project
resulting from exploration, and that the prefeasibility is
successful in all respects, a bankable feasibility study is
planned for 2014/2015, followed by construction of the project once the economic viability of the project is established.
Expenditure of $70m has been budgeted for all activities
scheduled for 2011.
Sustainability
Anglogold Ashanti engaged actively in the creation of the
‘Water Roundtable’ in Tolima to discuss and implement
possible solutions to water management issues. In addition,
the company has initiated several biodiversity campaigns in
the region, with the support of non-governmental
organisations, aimed at protecting certain species indigenous to the Tolima region.
Community
Community sentiment toward the project in Cajamarca
province, where the project is located, improved during 2010 as the company worked to demonstrate the benefits of the
undertaking and its ability to execute the development for the benefit of all stakeholders. Rice growers and environmental
organisations in the region, however, continued to express
concerns over the use and quality of the region’s water.
AngloGold Ashanti will continue to provide information on its strategies for water management in order to address these
concerns from one of the region’s most important
constituencies. Multi-partite social programmes and projects accompany the exploration phase and are based on long-term
sustainability considerations for the region, which include
improvements in agricultural productivity, the elimination of sicknesses currently affecting cattle in the region and several educational programmes.
Environment
A monitoring programme, undertaken in conjunction with local universities, will accompany the exploration phase of the
project and be designed to provide data on the potential
impact of mining activities on the region’s flora, fauna and water resources. The company is working with Conservation

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AngloGold Ashanti Annual Financial Statements 2010
Greenfield projects
International and a number of other NGOs to address
biodiversity issues.
Continental Africa – Democratic
Republic of the Congo
Kibali
Description
The Kibali Gold Project is a joint venture between AngloGold
Ashanti and Randgold Resources, which together hold an
effective 90% stake, with the remaining 10% held by OKIMO,
the state-owned gold company of the Democratic Republic of
the Congo (DRC). The project, operated by Randgold
Resources, has the potential to become one of the world’s
largest gold mines. Located in the northeast DRC, near the
village of Doko, some 560km northeast of the city of Kisangani and 150km west of the Ugandan border, the project is
currently undergoing an updated feasibility study, the results of which are expected in the second quarter of 2011.
The orebody is hosted within the Moto Greenstone Belt, which is comprised of the Archaean Kibalian volcano-sedimentary
rock and ironstone chert horizons that have been
metamorphosed to greenschist facies.
An updated Mineral Resource and Ore Reserve model has been
completed for the main KCD (previously referred to as the
Karagba, Chauffer and Durba orebody), Sessenge, Pakaka and
Pamao orebodies, which represent 83% of the declared Mineral
Resource and 93% of the declared Ore Reserve. A total Mineral
Resource of 8.3Moz of gold exists between the planned open pit and underground operations.
Pre-construction activities are scheduled to commence in early
2011 with the establishment of civil engineering and
construction teams, coupled with design and engineering of
the metallurgical plant and mine infrastructure. Erection of the construction camp began in January 2011 and first gold
production remains on schedule for 2014.
Growth prospects
An active greenfield exploration campaign is under way,
including an extensive sampling campaign.
Outlook for 2011
During the course of 2011, main activities will include
infrastructure development as well as establishment of the site for civil and construction teams to allow completion of bulk earthworks for mining, infrastructure and the metallurgical plant.
In addition, long lead items will be ordered including mills, crushers and power generation equipment.
Expenditure of $42m (attributable) is anticipated for 2011.
Sustainability
Safety
No fatalities occurred during 2010.
Community
The project teams continue to engage extensively with the
community and stakeholders. Several engineering projects
that will benefit both the Kibali project and community were completed, including construction of a new road between Aru
and the village of Doko, a key staging point for the project, reducing travel times from several days – particularly during rainy weather – to three hours.
Ongoing work with both the community and Okimo has led to
cessation of illegal mining activities within a defined exclusion zone. Alternate work programmes have been introduced
following extensive negotiations, to compensate for the
resultant loss in income to the community.
Public participation engagements with the community
continued throughout the year, focusing on critical issues
including the relocation of some 3,700 dwellings from the
defined exclusion zone. A memorandum of understanding,
regarding relocation of the local church, was agreed with the
Catholic Church.
Greenfield projects

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Environment
A full environmental study is being undertaken as part of the ongoing updated feasibility study.
Mongbwalu
Description
The Mongbwalu project, currently undergoing a fast tracked
feasibility study, is located within the 5,487km
2
tenement
package held by AngloGold Ashanti and its joint venture
partner Okimo, the state-owned gold company of the DRC,
which owns a 13.8% stake. The Mongbwalu licence areas are
northwest of Lake Albert in the Ituri province of the north
eastern DRC. The Archaean granites and greenstones of the
Kilo Moto belt extend some 850km west-northwest of the lake.
Ongoing feasibility work is focused on the former Adidi
underground mine workings, close to the village of
Mongbwalu. The study calls for a 60,000t a month
underground operation producing approximately 120,000oz of
gold a year when in full production.
An updated Mineral Resource of 1.90Moz was declared in
2010 following an infill-drilling campaign. A further Mineral
Resource update is expected midway through 2011.
Data collection work undertaken during 2010 in support of the feasibility study included environmental, geotechnical, ground water and engineering information. The feasibility report is due for completion in the first quarter of 2011 and, subject to
approval, first gold production is scheduled for late 2014.
Growth prospects
There is considerable opportunity for growth both in the vicinity of the current Mongbwalu feasibility study area and in the area covered by the greater Kilo Regional Exploration campaign.
Drilling and trenching is now under way at the Mont Tsi project and at other sites in the concession area and will continue
throughout 2011.
Drilling is continuing at the Mongbwalu feasibility study area to further upgrade and expand the Mineral Resource base.
The greater Kilo exploration project (including Mongbwalu) has the potential to form a major growth centre for the company
and country in the coming years.
Outlook for 2011
The main activities planned in the Mongbwalu project area
during 2011 include continued drilling and a preconstruction phase involving road development and other infrastructure
projects. Planned operating costs for 2011, excluding
greenfield exploration, are budgeted at $36m.
Sustainability
Safety
Tragically, a fatality occurred at the Mongbwalu camp in 2010 when an employee slipped and fell while working on a
stationary bulldozer. Safety measures have been improved to
prevent a recurrence of this accident and a dedicated safety manager is to be appointed in 2011.
A major upgrade of the camp electrical reticulation is
scheduled for early 2011 in order to improve work and living conditions. An on-site clinic was established in 2010 and is manned by a senior nurse and paramedic. This clinic operates in conjunction with the local hospital and in consultation with the regional health authorities.
Community
The company has engaged stakeholders at all levels, from
local communities to provincial and state entities, in order to ensure sustainable development in the area. Early planning
work is also focusing on critical infrastructure to facilitate economic development in the region, including power
generation and road construction.
A number of initiatives have been initiated in the local
communities, including refurbishment of the Ecole Primaire 3 local school in Mongbwalu and the establishment of literacy
and finance programmes under the auspices of the ‘Washa
Washa’ community development programme.

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AngloGold Ashanti Annual Financial Statements 2010
Greenfield projects
Support has also been given to local vaccination campaigns
and malaria prevention. These are to be expanded in the
coming year.
A major study has been undertaken to understand the impact
of any future mine development on the economic activity in the region. Consultative and information sharing forums are
regularly held with the local community and include
participation by artisanal and small-scale mining operators.
Environment
Environmental studies have been commissioned both as part
of the feasibility study and also to determine broader regional biodiversity, water quality and land-use, which in many areas have been heavily impacted by previous formal and informal
mining activity. An audit of existing disturbance to the
environment is being compiled as part of the feasibility study.
Australasia – Australia
Tropicana
Description
The Tropicana Gold Project (TGP) is part of a joint venture
between AngloGold Ashanti (70% interest and manager) and
Independence Group (30%). The project is located 330km
east-northeast of the mining service centre, Kalgoorlie, in
Western Australia and 200km east of AngloGold Ashanti’s
Sunrise Dam Gold Mine. The area is remote and infrastructure is limited.
The boards of AngloGold Ashanti and Independence approved
development of the TGP in November 2010.
Tropicana was discovered in 2005 in an area not previously
thought to be prospective for gold, and represents the most
significant gold discovery in Australia for more than a decade.
The Tropicana joint venture’s first mover advantage has
enabled it to peg tenements over the bulk of what is now
recognised as a major new gold province, whilst ownership of the first processing plant in the Tropicana Belt will put the joint venture in a strong strategic position to leverage value from future discoveries.
The approved project will utilise conventional open-cut mining methods to mine the Tropicana and Havana deposits and
conventional carbon-in-leach processing technology to
process the ore at a rate of 5.8m tonnes per annum.
Besides the processing plant and mining area, project
infrastructure will include 220km of new road, a water bore
field, a sealed airstrip and an accommodation village.
Average annual gold production is anticipated to be 330,000oz to 350,000oz (100% project) over the life of the mine and
470,000oz to 490,000oz per annum over the first three years, when higher grade ore will be processed.
Total cash costs are expected to be A$710/oz–A$730/oz (real)
over the life of the mine and A$580–A$600/oz over the first
three years.
Growth prospects
A feasibility study is under way to determine the viability of open-cut mining of the Boston Shaker deposit, immediately
north of the proposed Tropicana pit, following encouraging
results from scoping studies. A prefeasibility study on
underground mining of the Havana Deeps mineralisation
beneath the proposed Havana pit, will commence in 2011.
Outlook for 2011
Extensive exploration will continue in 2011 given the studies being undertaken on the Boston Shaker and Havana Deeps
Greenfield projects

P

prospects. Tendering of contracts, initially focused on
infrastructure requirements, will begin in January 2011.
Construction will start in the June quarter of 2011 and will include construction of a new section of road, the airstrip and the accommodation village.
Sustainability
The processing plant has been designed to be energy and
water efficient. The mine will utilise high pressure grinding rolls which use less energy than conventional ball or SAG milling.
Leach and tailings thickeners will be used to recover and
recycle process water, and grey water from the village will be recycled for use in the processing plant.
Community
The proposed project will provide employment in the local
community and goods and services will be procured from local businesses wherever possible. Tropicana will also generate
royalties and taxes for the state and federal governments.
Consultation with key community groups has been under
way for several years. A full spectrum of stakeholder
consultation commenced very early in 2008, well before the
project was referred to the Western Australian Environmental
Protection Agency later that year. The joint venture held
several public meetings in Perth, Kalgoorlie and Menzies
during the various phases of the approvals process to
address community concerns on an ongoing basis. Regular
meetings are also held through the joint venture's Indigenous
Reference Group to keep members of the Aboriginal
community informed about the development of the project,
including heritage matters and employment and contracting
opportunities when they arise.
Environment
Significant environmental baseline surveys were conducted
between 2006 and 2009 to understand key environmental and
heritage values. This information was used to design a project that avoids all known populations of Declared Rare Flora and
Archaeological Heritage Sites and minimises impacts on
priority and threatened flora and fauna habitats. The project was referred to the Western Australia Environmental Protection
Authority and the Commonwealth government in the first half
of 2008. The project underwent a public environmental impact assessment in the second half of 2009 and received state and
Commonwealth approval towards the end of 2010.

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AngloGold Ashanti Annual Financial Statements 2010
Global exploration
Total exploration expenditure in 2010 amounted to $198m, of
which $89m was spent on greenfield exploration, $51m on
brownfield exploration and the balance of $58m on
prefeasibility studies. The main aim of AngloGold Ashanti’s
greenfield team is to make significant, high-value gold
discoveries in new and existing regions, while brownfield
exploration focuses on incremental additions to known
orebodies and new discoveries in defined areas around
existing operations.
Greenfield exploration
An expansive greenfield exploration programme was undertaken during 2010 in Australia, China, North and South America, the
Middle East and North Africa (MENA), Sub-Saharan Africa and
South East Asia. A total of 276,346m of diamond, reverse
circulation, and aircore drilling was completed in testing existing priority targets and in the delineation of new targets in Australia,
Colombia, the Solomon Islands, Gabon, Guinea, Egypt, the
Democratic Republic of the Congo (DRC) and Canada. This
compares to 183,481m drilled the previous year.
Greenfield activities were undertaken through joint ventures, strategic alliances and on wholly owned ground holdings. The principal objective of the greenfield exploration team is value creation through the discovery of new long-life, low-cost mines that maximise shareholder value. Discoveries and ground
positions that do not meet certain investment criteria are joint-
ventured or divested to maximise AngloGold Ashanti’s return
on its exploration investment.
In 2011, total exploration expenditure of some $375m is
planned, with $100m to be spent on greenfield exploration and
$111m allocated to prefeasibility studies at the La Colosa and
Gramalote projects in Colombia, as well as feasibility studies at the Central Mongbwalu deposit in the DRC and associated
expenditures. Of the balance, $143m is earmarked for
brownfield exploration inclusive of $50m of capitalised
expenditure and $21m for the De Beers joint venture focusing on marine exploration on the continental shelf.
Strategic context
AngloGold Ashanti’s greenfield exploration strategy maintains a balanced portfolio and a pipeline of projects at various
stages of exploration. Importantly, this requires diversification across new frontiers, emerging regions and known terranes.
The range of ownership and partnership structures employed
by AngloGold Ashanti helps to achieve the desired variety of targets envisaged in this strategy. Important components for new discoveries and effective resource targeting include
securing new search spaces and strategic land holdings while maintaining a balanced portfolio.
AngloGold Ashanti’s global exploration portfolio includes
strategic world-class holdings in Colombia and Australia,
where the company has progressed frontier exploration from
broad geological concepts to major discoveries of the La
Colosa and Tropicana-Havana deposits, two of the worlds’
largest virgin gold finds of recent times. In addition, the
Global exploration
Delivering
shareholder
value
real
through greenfield exploration

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Greenfield exploration countries
Greenfield strategic alliances
Pre 2010 100% AngloGold Ashanti
Pre 2010 JVs
New 2010 JVs
2010 100% AngloGold Ashanti
AngloGold Ashanti/ De Beers
marine exploration JV
Argentina
Santa Cruz (El Volcan)
Brazil
Falcão JV
Juruena
Santana JV
Colombia
Gramalote JV
Western Cordillera JV
Rio Dulce
Quebradona JV
La Colosa
Chaparral JV
Salvajina
La Llanada
Canada
Melville Project
Superior JV
Baffin Is JV
Egypt
Wadi Kareem
Hodine
Eritrea
Akordat North
Kerkasha
Guinea
Siguiri Blocks 2-4
Gabon
Dome JV
Ogooue
Amiga JV
Tanzania
Oryx JV
Mkurumu JV
DRC
Kibali
Kilo Project
(Mongbwalu)
China
Yili Yunhai CJV
Jinchanggou CJV
Australia
Cornelia Range
Tropicana JV
Viking
Saxby JV
Gawler JV
Solomon Islands
Kele & Mase JV
New Georgia &
Vangunu JV
Djibouti
Stratex Afar JV
Ethiopia
Stratex Afar JV
South
Africa
SASA*
New Zealand
Seafield JV
* South African sea areas
Greenfield exploration
Podcast available at www.aga-reports.com/10/podcasts.htm
Tony O’Neill , Executive Vice
President – Business and Technical
Development, discusses the group’s
exploration programme
dominant strategic land holdings of some 44,838km
2
in
Australia and 15,815km
2
in Colombia have the potential to
yield further significant new discoveries.
In the Middle East and North Africa, AngloGold Ashanti and its
strategic alliance partner, Thani Investments, have made
significant progress in building a regional tenement portfolio in
Egypt and Eritrea. The Thani Ashanti Alliance Company is also conducting project generation in Saudi Arabia and has entered into an exploration joint venture with Stratex International in
Ethiopia and Djibouti. Once again, AngloGold Ashanti has
been ahead of the curve in anticipating the importance of
these regions, allowing it to gain early mover advantage ahead of several of its peers.
In Sub-Saharan Africa, the focus is on new opportunities in
Gabon and Tanzania, in addition to the Kilo project in the DRC and regional exploration around Siguiri in Guinea.
Work undertaken in 2008 and 2009 to rebuild a balanced
exploration portfolio is starting to produce the desired results.
In 2009, drilling activities were restricted to three countries as a result of changes in legislation and evolving risk profiles in the remaining countries in AngloGold Ashanti’s exploration
portfolio. In 2010, however, a total of 276,346m was drilled in nine countries, including, Argentina, Colombia, Canada, DRC,
Guinea, Gabon, Australia, Solomon Islands and Egypt, as the
company began to leverage its exploration land holdings to
greater effect.

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AngloGold Ashanti Annual Financial Statements 2010
Global exploration
Achievements
Significant achievements for 2010 included the successful
completion of the scoping study of the Boston Shaker and
Havana Deeps extensions to the Tropicana-Havana trend in
Australia and resumption of drilling at the La Colosa project in
Colombia to delineate additional pre-inferred gold ounces (see table above.
Considerable progress was also made in advancing AngloGold
Ashanti’s greenfield exploration portfolio elsewhere in 2010.
Following the company’s entry into four new regions in 2009,
2010 saw rapid progress in the delineation of exploration
targets, licence applications and associated approvals and
exploration activities including drilling, airborne and ground geophysics and diamond drilling. Encouraging drilling and
trench results have been received from Gabon, Canada, Egypt
and the Solomon Islands.
Expansion
During the course of 2010, AngloGold Ashanti entered into a
number of new joint ventures and strategic alliances in Brazil,
Australia and the Middle East and North Africa, while
downsizing in China and exiting Russia altogether. These new ventures include the Falcão joint venture in Brazil with
Horizonte Minerals; the Stratex joint venture in Ethiopia/Djibouti with Stratex International; the Lusahunga joint venture in
Tanzania with Oryx Mining; the Gawler joint venture in Australia with Stellar Resources; and the New Georgia and Vangunu
joint ventures with XDM Resources in the Solomon Islands.
AngloGold Ashanti has also applied for wholly-owned tenure in
Canada known as the Melville Project and in Australia at the
Cornelia Range Project. In Eritrea, two tenements known as
Kerkasha and Akordat North were granted and are included in
the Thani Ashanti Alliance.
Impediments
A number of targets for greenfield exploration were missed
in 2010, especially those relating to resource drilling and
prefeasibility studies at La Colosa and Gramalote in
Colombia and at Central Mongbwalu in the DRC. The total
number of metres drilled in Colombia was significantly lower than expected due to delays in the approval of the
necessary environmental (water use) and access permits.
Contractual and legal issues delayed the start of regional
exploration drilling on the Kilo joint venture in the DRC until the quarter ended December 2010.
Project pipeline
AngloGold Ashanti holds a total of 122,286km
2
of high-priority
Greenfield tenements globally from which there is a robust
project pipeline. This is illustrated in the graph alongside for a number of key regions, but does not reflect AngloGold
Ashanti’s full project pipeline.
2010 initiatives
Initiatives to enhance the success of the greenfield exploration team included a rigorous assessment of the existing
exploration portfolio. The work focused on establishing the
appropriate split between frontier, emerging and known
geological terranes. As a consequence the team is well
positioned to increase drilling on both existing and new
projects that were at or near drill-ready stage in 2010.
To further improve decision-making processes in project and
portfolio management, a global portfolio management process
is being implemented to encompass both technical and
commercial gating elements.
Colombia
Exploration in Colombia focused upon quantifying the potential of the identified La Colosa and Gramalote gold projects by
dedicated multidisciplinary brownfield project feasibility study teams, and advancing exploration for further world-class
Greenfield discoveries of Miocene aged gold-rich porphyry
systems in the wider La Colosa region, Quebradona, Rio
Dulce, Chaparral, Salvajina and the La Llanada mineral fields.
Global exploration
Project
Tonnage (Mt)
Grade (g/t Au)
Ounces (Moz Au)
Lower cut-off (g/t Au)
Havana Deeps* 2.376 3.60 0.275 2.8
Boston Shaker* 4.236 2.46 0.335 0.5 (oxide)
/ 0.6 (fresh)
Total** 6.612 2.87 0.61
*
Assumed gold price of $1,100 at an A$:$ exchange rate of 0.84:1
**
Attributable ounces Au only (AngloGold Ashanti – 70%)

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The synthesis of proprietary airborne and ground geophysical and geochemical data sets built up over the last decade of
AngloGold Ashanti’s involvement in Colombia has facilitated
consolidation of a world-class tenement portfolio with a robust project pipeline.
Systematic regional greenfield exploration was undertaken by
AngloGold Ashanti and its joint venture partners B2Gold,
Glencore International and Mineros S.A. in Colombia.
AngloGold Ashanti has consolidated the tenement position
from roughly 100,000km
2
in 2009, to 15,815km
2
at the end of
2010 through a variety of structures including joint ventures and the relinquishment of non-prospective areas.
At the wholly owned La Colosa project, brownfield exploration led drilling and prefeasibility development resumed during the third quarter. AngloGold Ashanti secured regional opportunities surrounding La Colosa and exploration of the greater La
Colosa area is continuing with the objective of discovering and quantifying similar gold-rich porphyry mineralisation styles.
At Gramalote (51% AngloGold Ashanti, 49% B2Gold), the joint
venture partners renegotiated their agreement, resulting in
AngloGold Ashanti assuming management of the project via a
designated brownfield-exploration-led project feasibility study team. Feasibility drilling began during the last quarter of 2010, after a hiatus of more than 12 months.
In all, a number of targets were generated by systematic
exploration of an area covering 15,815km
2
of mineral tenement
contracts and applications in 2010. Two targets were drilled and four remain to be drill tested in Colombia. AngloGold
Ashanti will continue to push its first-mover advantage and
dominant land position, particularly as major competitors
realise the potential of Colombia, which has not seen a major gold mine development for decades.
Canada
AngloGold Ashanti continued greenfield exploration in several areas of Canada in 2010, both on its own at the Melville Project and in joint venture with Laurentian Goldfields and
Commander Resources.
Superior joint venture (Laurentian Goldfields) – the Laurentian
Goldfields Superior Province alliance is active in several areas of eastern Canada. Some 669km
2
of tenements considered
prospective for gold mineralisation have been pegged in the
Goldpines South joint venture.
Baffin Island joint venture (Commander Resources) – AngloGold
Ashanti is earning into a joint venture on Commander’s Baffin
Island properties. Field work completed during 2010 included
5,500m of diamond drilling at the Kanosak and Malrok
prospects. The gold occurrences on Baffin Island are hosted by a package of gently dipping rocks in a fold and thrust belt.
Prefeasibility
Resource definition/
conceptual studies
Drill
testing
Drill target
definition
Target
generation
Project
generation
Early-stage exploration Mid-stage exploration Late-stage exploration
4-5 yrs
3-4 yrs
2-3 yrs
1-2 yrs
LaMbouli
Ndjole
Mevang
Gabon Regional
Hutite
Hodine
Egypt
Malrok, Kanosak
Baffin Island
Superior JV
Arctic Canada
Vulu, Tango
Mase/Kele JV
New Georgia JV
Soloman Is.
La Colosa Regional, Salvajina,
Quebradona, Rio Dulce
Colombia Regional
Havana Deeps
Boston Shaker
Tumbleweed,
Black Dragon, Dragonfly
Tropicana Regional

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AngloGold Ashanti Annual Financial Statements 2010
Global exploration
The gold event appears to be relatively late and is associated with arsenopyrite. Significant drill results from the Malrok prospect include 3.24m @ 7.65g/t Au and 0.50m @ 14.4g/t Au.
High-grade intersections such as 0.51m @ 31.38g/t Au and
1.45m @ 7.48g/t Au were returned from the Kanosak prospect.
Brazil
AngloGold Ashanti completed the first year of greenfield
exploration at the Santana joint venture with Horizonte
Minerals and has signed a new joint venture agreement with
the same partner over the advanced Falcão project, where infill soil sampling over the 6km x 2km, gold-in-soil anomaly was
completed, along with detailed geological surface mapping.
Ground gradient array induced polarisation and airborne
magnetic-radiometric geophysical surveys were also
conducted to assist with the definition of drill targets.
Encouraging results were received for the Santana joint
venture and work will continue in 2011.
Democratic Republic of the Congo
AngloGold Ashanti owns an 86.22% stake in Ashanti
Goldfields Kilo (AGK), the joint venture company, while the
remaining 13.78% is held by OKIMO, the country’s state-
owned gold company. Of the 7,443km
2
previously held under
exploitation licences by OKIMO, 5,447km
2
has been
transferred to AGK under the terms of the agreement, with
399km
2
pending transfer. A feasibility study on the 1.90Moz
Central Mongbwalu project is scheduled for completion in the first half of 2011.
Regional drilling programmes recommenced during the fourth
quarter of 2010 and a total of 139m in one diamond hole was
completed at the Mont Tsi prospect. Soil and stream
sediment sampling and reconnaissance mapping of the
tenement is ongoing.
A total of 7,729 soil, 408 stream sediment, 1,600 trench and pit samples were collected for the year.
Gabon
In Gabon, AngloGold Ashanti and its joint venture partners
advanced exploration over 16,248km
2
of tenements, using
geological mapping, soil sampling, channel sampling and
drilling. Some 1,223m of diamond drilling were completed at
the LaMboumi prospect, with a best result returned of 3m @
0.72g/t Au. Further work will be undertaken in 2011 to test a number of well defined gold in soil anomalies.
Russia
During the year, AngloGold Ashanti developed a plan to monetise its assets and withdrew from greenfield exploration in Russia.
Middle East and North Africa
The Thani Ashanti strategic alliance with Thani Investments
significantly increased its presence in the Arabian Nubian
Shield and other parts of the Middle East and North Africa
during 2010.
Active exploration in Egypt returned significant trench results
(33m @ 4.37g/t Au) at the Hutite prospect of the Hodine
concession, where drilling commenced in late 2010. Two
licences, were applied for and granted to the Thani Ashanti
joint venture in Eritrea during 2010 and a further two
applications were made late in the year. A new joint venture was formed in Ethiopia/Djibouti with Stratex International to explore for epithermal mineralisation in the Afar Depression.
Extensive project generation activities were also conducted in
Saudi Arabia.
South East Asia
In the Solomon Islands, AngloGold Ashanti signed two new
joint venture agreements with XDM Resources – New Georgia
and Vangunu – following the two joint ventures initiated the previous year. These new joint ventures cover an additional
1,171km
2
in the New Georgia Belt, effectively consolidating the
greenfield exploration potential of the entire island chain. The potential to host high-grade, gold-silver bearing low
sulphidation epithermal veins and gold-copper porphyry
systems has been demonstrated during 2010.
The Kele and Mase joint venture agreements, formed in 2009
and covering 738km
2
, have been the focus of exploration
efforts. Exploration activities in 2010 included drilling (8,747m), trenching, field mapping, soil and rock chip sampling, spectral studies and airborne electromagnetic surveying. Best results from drilling at Kele include 15.5m @ 7.89g/t Au, 30.2m @
2.74g/t Au and 6.2m @ 8.63g/t from argillic alteration zones.
Best results from trenching include 25m @ 3.1g/t, 8m @ 3.5g/t
Global exploration

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and 13m @ 1.61g/t Au. Mase exploration is at an earlier stage, trench results from 2010 include 57m @ 0.51g/t Au, 83m @
0.19g/t Au, 25m @ 0.47g/t Au and 37m @ 0.51g/t Au.
Mineralisation is associated with stockworking and
overlapping epithermal veining.
China
AngloGold Ashanti’s exploration activity in China declined
during 2010 and is now restricted to opportunity-based
business development and exploration. AngloGold Ashanti
retained its 70% interest in the Gansu Longxin Minerals co-
operative joint venture over the Jinchanggou group of
properties in the province of Gansu, located in western China.
Australia
The Tropicana joint venture (AngloGold Ashanti 70%,
Independence Group NL 30%) is systematically targeting a
belt of tectonically reworked Archaean (c. 2640 Ma) rocks that form the eastern margin of the Yilgarn Craton, Western
Australia. The +3.7Moz (attributable) Tropicana gold discovery is a new mineral deposit style in this previously unrecognised and unexplored gold province. Exploration in the “Tropicana
Belt” has primarily focused on reverse circulation (RC) and
diamond drill testing of targets in support of the Tropicana
Gold Project resource development, with regional exploration predominantly in early stages of work to advance about 50 key prospects to drill testing stages.
In 2010, the region’s exploration potential was further realised with the discovery of the Boston Shaker deposit, about 360m
north of the Tropicana open pit, and underground resource
extensions down plunge of the Havana deposit (Havana
Deeps). Scoping level studies for Boston Shaker and Havana
Deeps were completed in December 2010 and have defined a
total of 1.1Moz Mineral Resource. The potential for further
Mineral Resource growth is highlighted by a recent step-out
exploration drill hole which intercepted mineralisation 1.2km down plunge of the Havana open pit design at vertical depth
of 1km.
During the year, a total of 2,889 aircore holes were drilled for
123,973 metres, 552 reverse circulation holes for 76,802.3m
and 137 diamond holes for 41,094m. In addition, 3,194
surface auger samples were collected, 32,962 line kilometres of aeromagnetic and radiometric surveys flown, and 200 line
kilometres of EM data were acquired.
The best results for the year came from diamond drilling
intercepts at Boston Shaker, including 32m @ 3.7g/t Au from
181m and 18m @ 4.3g/t Au from 34m. The best results from
Havana Deeps include 35m @ 5.0g/t Au from 514m and 16m
@ 9.7g/t Au from 369m.
In regional exploration, significant aircore results were returned from a number of prospects. At Black Dragon, 30km north-
east of Tropicana, results included 6m @ 1.66g/t Au from 12m and 4m @ 0.54g/t Au from 30m. At Springbok, 5km north of
Tropicana, results included 12m @ 0.53g/t Au from 32m. At
Iceberg, 30km south of Tropicana, results included 3m @
0.61g/t Au from 53m, 2m @ 0.82g/t Au from 50m and 1m @
1.45g/t Au from 66m in the same hole, and 1m @ 1.03g/t Au
from 39m.
In addition to the 16,104km
2
of the Tropicana joint venture, the
company holds a 100% interest in the 12,949km
2
Viking
project to the southwest, including 9,313km
2
of granted
exploration licences. Surface geochemical sampling continued
at Viking throughout the year, resulting in the definition of a pipeline of geochemical targets for follow-up exploration. First-
pass aircore drilling began in the fourth quarter and with
11,437m of drilling having been completed, geochemical
results are awaited. The two strongest gold-in-soil anomalies tested by aircore drilling are of similar dimensions and gold tenor as the original geochemical anomaly that delineated the
Tropicana deposit.
AngloGold Ashanti completed five diamond drill holes, for
4,044m at the Saxby (815km
2
) joint venture with Falcon
Minerals Limited in northwest Queensland. Results include
15m @ 9.09 g/t Au from 701m. Further work is required to
understand the significance and access the full potential of this system. Subsequent to year-end, AngloGold Ashanti
withdrew from exploring in Saxby.
AngloGold Ashanti entered into two new projects in Australia in
2010. The first of these is the wholly-owned Cornelia Range
project covering 13,780km
2
of exploration licence applications
made over the eastern Capricorn Orogen and adjacent
Paterson Orogen in central Western Australia. The project is
500km north of Sunrise Dam and 300km from each of the
major gold mining centres of Telfer (Paterson Orogen), Jundee and Plutonic (Yilgarn Craton). The second project is the Gawler joint venture with Stellar Resources Limited (1,190km
2
) to
explore for iron oxide-copper-gold (IOCG) deposits in the
Gawler Craton of South Australia.

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AngloGold Ashanti Annual Financial Statements 2010
Mineral Resource and Ore Reserve – a summary
Mineral Resource and Ore Reserve
– a summary
Mineral Resources and Ore Reserves are reported in
accordance with the minimum standards described by the
Australasian Code for Reporting of Exploration Results,
Mineral Resources and Ore Reserves (JORC Code, 2004
Edition), and also conform to the standards set out in the
South African Code for the Reporting of Exploration Results,
Mineral Resources and Mineral Reserves (The SAMREC Code,
2007 edition). Mineral Resources are inclusive of the Ore
Reserve component unless otherwise stated.
Mineral Resources
When the 2009 Mineral Resource is restated to exclude the
sale of Tau Lekoa (6.2Moz), the Mineral Resource is reduced
from 226.7Moz to 220.5Moz. The total Mineral Resource
remained steady, dropping slightly from 220.5Moz in 2009 to
220.0Moz in December 2010. A year-on-year increase of
5.8Moz occurred before depletion is taken into account and a decrease of 0.5Moz after depletion. It should be noted that
changes in economic assumptions from 2009 to 2010 resulted
in the Mineral Resource increasing by 3.5Moz whilst
exploration and modelling resulted in an increase of 0.7Moz.
The remaining increase of 1.6Moz resulted from various other factors. Depletions from the Mineral Resource for 2009 totalled
6.3Moz.
Mineral Resources have been estimated using a gold price of
$1,100/oz (2009: $1,025/oz).
Ore Reserves
When the 2009 Ore Reserve is restated to exclude Tau Lekoa
(0.8Moz), the 2009 Ore Reserve is reduced from 71.4Moz to
70.6Moz. Using the restated figure, the AngloGold Ashanti Ore
Reserve increased from 70.6Moz in 2009 to 71.2Moz in
December 2010. A year-on-year increase of 6.2Moz occurred
before depletion of 5.6Moz, resulting in an increase of 0.6Moz after depletion. It should be noted that changes in the
economic assumptions from 2009 to 2010 resulted in the Ore
Reserve increasing by 2.4Moz while exploration and modelling resulted in a further increase of 3.8Moz.
Ore Reserves were estimated using a conservative gold price
of $850/oz (2009: $800/oz).
Mineral Resources and Ore Reserves
growth
underpin

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Mineral Resource
Moz
Mineral Resource as at 31 December 2009
226.7
Sale of Tau Lekoa
(6.2)
Restated 2009 Mineral Resource
220.5
Reductions
Great Noligwa
Due to economics and depletion
(2.4)
TauTona
Transfers to Mponeng to improve change of mining
(1.3)
Siguiri
Revision to modelling procedures and increased costs
(1.0)
Other
Total of non-significant changes
(3.6)
Additions
Vaal River Surface
An economic study demonstrated that these tailings can
3.0
West Wits Surface
be economically reworked to recover uranium
1.3
Other
Total of non-significant changes
3.5
Mineral Resource as at 31 December 2010
220.0
Rounding of numbers may result in computational discrepancies
{
Ore Reserve reconciliation
2010 vs 2009 (Moz)
Moz
(3)
Reductions
73
71
69
67
65
63
61
59
57
55
71.2
2010
Change
(1.2)
Other
4.7
Additions
70.6
2009*
* Restated to exclude Tau Lekoa
Mineral Resource reconciliation
2010 vs 2009 (Moz)
Moz
(4.7)
Reductions
225
220
215
210
205
200
220
2010
Change
(3.6)
Other
7.8
Additions
220.5
2009*
* Restated to exclude Tau Lekoa

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AngloGold Ashanti Annual Financial Statements 2010
Mineral Resource and Ore Reserve – a summary
Mineral Resource and Ore Reserve
– a summary
Ore Reserve
Moz
Ore Reserve as at 31 December 2009 71.4
Sale of Tau Lekoa (0.8)
Restated 2009 Ore Reserve 70.6
Reductions
Geita Depletions and model changes (0.9)
Obuasi Depletions and refinements to Ore Reserve estimation (0.7)
Siguiri Remodelling in accordance with reconciliation and depletion (0.7)
TauTona Depletion and transfers to Mponeng, minor model changes (0.7)
Other Total of non-significant changes (1.2)
Additions
Cripple Creek & Victor MLE2 project study incorporated 1.4
Mponeng Successful conversion drilling and minor transfers from TauTona and Savuka 1.2
Sadiola Additions from Deep Sulphide project 0.8
Other Total of non-significant changes 1.3
Ore Reserve as at 31 December 2010 71.2
Rounding of numbers may result in computational discrepancies
By-products
Several by-products are recovered as a result of the
processing of gold Ore Reserves. These include 21,591t of
uranium oxide from the South African operations, 443,761t of sulphur from Brazil and 34.6Moz of silver from Argentina.
Details of by-product Mineral Resources and Ore Reserves
are given in the Mineral Resource and Ore Reserve
Report 2010*.
External audit of Mineral Resource
During the course of the year and as part of the rolling audit programme, AngloGold Ashanti’s 2010 Mineral Resources at
the following operations were submitted for external audit by the Australian-based company Quantitative Group (QG):
·Vaal Reef at Great Noligwa, Kopanang and Moab Khotsong
  mines;
· Cerro Vanguardia;
· Serra Grande;
· Cripple Creek & Victor; and
· Mongbwalu.
AngloGold Ashanti’s 2010 Ore Reserves at the following
operations were submitted for external audit by a number of
international consulting companies, namely:
·Geita
AMC
· Obuasi
AMC
· Siguiri
AMC
· Sunrise Dam: Underground
Optiro
· Cripple Creek & Victor
Pincock Allen and Holt
· Cerro Vanguardia
Xstract
· Serra Grande
Xstract
· AGA Mineração-Cuiabá
Xstract
The company has been informed that the audits identified no
material shortcomings in the process by which AngloGold
Ashanti's Mineral Resources and Ore Reserves were
evaluated. It is the company's intention to continue this
process so that each of its operations will be audited, on
average, every three years.

P

Competent persons
The information in this report relating to exploration results,
Mineral Resources and Ore Reserves is based on information
compiled by the Competent Persons. These individuals are
identified in the expanded Mineral Resource and Ore Reserve
Report 2010*. The Competent Persons consent to the
inclusion of Exploration Results, Mineral Resource and Ore
Reserve information in this report, in the form and context in which it appears.
During the past decade, the company has developed and
implemented a rigorous system of internal and external
reviews of Exploration Results, Mineral Resources or Ore
Reserves. A documented chain of responsibility exists from the
Competent Persons at the operations to the company's
Mineral Resource and Ore Reserve Steering Committee.
Accordingly, the Chairman of the Mineral Resource and Ore
Reserve Steering Committee, VA Chamberlain, MSc (Mining
Engineering), BSc (Hons) (Geology), MGSSA, MAusIMM,
assumes responsibility for the Mineral Resource and Ore
Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities.
*
A detailed breakdown of Mineral Resources and Ore Reserves is provided in the Mineral Resource and Ore Reserve Report 2010, which is available on or about 26 March 2011 on the AngloGold Ashanti website
(www.anglogoldashanti.com), from where it may be downloaded as a
PDF file using Adobe Acrobat Reader. The report is also available in printed format on request from the AngloGold Ashanti offices at the addresses given at the back of the Annual Financial Statements.
Inclusive Mineral Resource – attributable
Tonnes
Grade
Contained gold
As at 31 December 2010
Category
million
g/t
Tonnes
Moz
South Africa Measured 26.51 15.30 405.52 13.04
Indicated 753.04 2.76 2,075.87 66.74
Inferred 40.82 13.81 563.55 18.12
Total
(1)
820.38 3.71 3,044.94 97.90
Democratic Republic of Measured – – – –
the Congo Indicated 59.67 3.64 217.41 6.99
Inferred 30.54 3.27 99.94 3.21
Total 90.21 3.52 317.35 10.20
Ghana Measured 77.12 4.83 372.49 11.98
Indicated 83.38 3.82 318.84 10.25
Inferred 105.26 3.71 390.99 12.57
Total 265.76 4.07 1,082.33 34.80
Guinea Measured 43.18 0.65 28.28 0.91
Indicated 101.78 0.77 78.19 2.51
Inferred 77.77 0.85 66.11 2.13
Total 222.73 0.77 172.58 5.55
Mali Measured 15.52 1.36 21.17 0.68
Indicated 54.86 1.79 98.07 3.15
Inferred 19.87 1.66 32.98 1.06
Total 90.24 1.69 152.22 4.89

P

AngloGold Ashanti Annual Financial Statements 2010
Mineral Resource and Ore Reserve – a summary
Mineral Resource and Ore Reserve
– a summary
Inclusive Mineral Resource – attributable (continued)
Tonnes
Grade
Contained gold
As at 31 December 2010
Category
million
g/t
Tonnes
Moz
Namibia
Measured
23.30
0.86
20.09
0.65
Indicated
72.57
1.28
92.78
2.98
Inferred
23.33
1.13
26.41
0.85
Total
119.20
1.17
139.28
4.48
Tanzania
Measured
–
–                            –
–
Indicated
80.32
3.37
270.88
8.71
Inferred
21.95
3.62
79.57
2.56
Total
102.27
3.43
350.46
11.27
Australia
Measured
34.88
1.74
60.55
1.95
Indicated
35.49
2.85
101.12
3.25
Inferred
19.84
2.90
57.63
1.85
Total
90.21
2.43
219.30
7.05
Argentina
Measured
11.12
1.50
16.63
0.53
Indicated
20.86
3.82
79.69
2.56
Inferred
10.20
3.19
32.55
1.05
Total
42.18
3.06
128.87
4.14
Brazil
Measured
11.18
6.39
71.43
2.30
Indicated
15.60
6.10
95.14
3.06
Inferred
30.80
6.81
209.73
6.74
Total
57.57
6.54
376.31
12.10
Colombia
Measured
–
–                            –
–
Indicated
15.78
0.93
14.75
0.47
Inferred
414.06
0.98
406.06
13.06
Total
429.85
0.98
420.81
13.53
United States
Measured
283.04
0.78
221.76
7.13
Indicated
216.53
0.73
157.18
5.05
Inferred
79.61
0.75
59.66
1.92
Total
579.18
0.76
438.60
14.10
Total
Measured
525.84
2.32
1,217.92
39.16
Indicated
1,509.88
2.38
3,599.94
115.74
Inferred
874.07
2.32
2,025.18
65.11
Total
2,909.79
2.35
6,843.04
220.01
(1)
The reduction in grade relative to the Measured and Inferred Mineral Resource is due to the inclusion of 505Mt at 0.28g/t of tailings and rock dump
Mineral Resource.

P

Exclusive Mineral Resource – attributable
Tonnes
Grade
Contained gold
As at 31 December 2010
Category
million
g/t
Tonnes
Moz
South Africa
Measured
15.29
17.73
271.14
8.72
Indicated
563.41
1.65
927.58
29.82
Inferred
19.64
18.69
367.04
11.80
Total
(1)
598.34
2.62
1,565.75
50.34
Democratic Republic of
Measured
–
–
–
–
the Congo
Indicated
26.23
2.93
76.72
2.47
Inferred
30.54
3.27
99.94
3.21
Total
56.77
3.11
176.66
5.68
Ghana
Measured
29.69
6.96
206.52
6.64
Indicated
34.46
2.45
84.26
2.71
Inferred
105.26
3.71
391.01
12.57
Total
169.41
4.02
681.79
21.92
Guinea
Measured
4.46
0.80
3.59
0.12
Indicated
34.07
0.77
26.22
0.84
Inferred
77.77
0.85
66.11
2.13
Total
116.30
0.82
95.91
3.08
Mali
Measured
4.69
0.75
3.50
0.11
Indicated
18.27
1.69
30.79
0.99
Inferred
19.09
1.70
32.37
1.04
Total
42.05
1.59
66.66
2.14
Namibia
Measured
9.03
0.58
5.24
0.17
Indicated
42.83
1.11
47.50
1.53
Inferred
23.33
1.13
26.41
0.85
Total
75.20
1.05
79.15
2.54
Tanzania
Measured
–
–                           –
–
Indicated
41.62
2.93
121.83
3.92
Inferred
21.95
3.62
79.57
2.56
Total
63.57
3.17
201.40
6.48
Australia
Measured
10.83
0.93
10.10
0.32
Indicated
12.10
2.92
35.29
1.13
Inferred
19.84
2.90
57.63
1.85
Total
42.77
2.41
103.02
3.31

P

AngloGold Ashanti Annual Financial Statements 2010
Mineral Resource and Ore Reserve – a summary
Mineral Resource and Ore Reserve
– a summary
Exclusive Mineral Resource – attributable (continued)
Tonnes
Grade
Contained gold
As at 31 December 2010
Category
million
g/t
Tonnes
Moz
Argentina
Measured
1.36
3.61
4.91
0.16
Indicated
16.70
2.20
36.72
1.18
Inferred
9.95
2.97
29.56
0.95
Total
28.01
2.54
71.18
2.29
Brazil
Measured
6.37
6.15
39.19
1.26
Indicated
8.35
6.10
50.93
1.64
Inferred
28.08
6.78
190.31
6.12
Total
42.81
6.55
280.44
9.02
Colombia
Measured
–
–                            –
–
Indicated
15.78
0.93
14.75
0.47
Inferred
414.06
0.98
406.06
13.06
Total
429.85
0.98
420.81
13.53
United States
Measured
135.85
0.75
102.38
3.29
Indicated
137.77
0.71
98.42
3.16
Inferred
69.52
0.77
53.85
1.73
Total
343.14
0.74
254.66
8.19
Total
Measured
217.57
2.97
646.57
20.79
Indicated
951.59
1.63
1,551.01
49.87
Inferred
839.05
2.15
1,799.86
57.87
Total
2,008.21
1.99
3,997.44
128.52
(1)
The reduction in grade relative to the Measured and Inferred Mineral Resource is due to the inclusion of 505Mt at 0.28g/t of tailings and rock dump
Mineral Resource.
Ore Reserves by country – attributable
Tonnes
Grade
Contained gold
As at 31 December 2010
Category
million
g/t
Tonnes
Moz
South Africa
Proved
12.03
8.24
99.07
3.19
Probable
191.99
4.41
845.74
27.19
Total
(2)
204.02
4.63
944.81
30.38
Democratic Republic of
Proved
–
–
–
–
the Congo
Probable
33.44
4.21
140.69
4.52
Total
33.44
4.21
140.69
4.52

P

Ore Reserves by country – attributable (continued)
Tonnes
Grade
Contained gold
As at 31 December 2010
Category
million
g/t
Tonnes
Moz
Ghana
Proved
44.01
3.13
137.85
4.43
Probable
49.30
4.41
217.28
6.99
Total
93.31
3.81
355.13
11.42
Guinea
Proved
39.05
0.62
24.38
0.78
Probable
67.44
0.74
49.71
1.60
Total
106.49
0.70
74.08
2.38
Mali
Proved
4.96
2.23
11.03
0.35
Probable
39.18
1.78
69.82
2.24
Total
44.14
1.83
80.86
2.60
Namibia
Proved
14.27
1.02
14.49
0.47
Probable
29.74
1.45
42.99
1.38
Total
44.01
1.31
57.48
1.85
Tanzania
Proved
–
–                           –
–
Probable
40.92
3.20
131.06
4.21
Total
40.92
3.20
131.06
4.21
Australia
Proved
24.05
2.10
50.45
1.62
Probable
23.39
2.81
65.83
2.12
Total
47.44
2.45
116.28
3.74
Argentina
Proved
9.54
1.22
11.63
0.37
Probable
8.57
5.32
45.62
1.47
Total
18.10
3.16
57.25
1.84
Brazil
Proved
6.91
5.80
40.06
1.29
Probable
7.40
5.26
38.88
1.25
Total
14.30
5.52
78.94
2.54
United States
Proved
147.19
0.81
119.37
3.84
Probable
78.76
0.75
58.76
1.89
Total
225.95
0.79
178.13
5.73
Total
Proved
302.00
1.68
508.32
16.34
Probable
570.12
2.99
1,706.39
54.86
Total
872.12
2.54
2,214.71
71.20
(2)
The reduction in grade relative to the Proved Ore Reserve is due to the inclusion of 111Mt at 0.49g/t of tailings and rock dump Ore Reserve.

P

AngloGold Ashanti Annual Financial Statements 2010
Gold, uranium and silver markets
Gold market in 2010
Product and marketing channels
Gold accounts for 98% of AngloGold Ashanti's revenue, with
the balance derived from sales of silver, uranium oxide and
sulphuric acid. These products are sold on international
markets.
Gold produced by AngloGold Ashanti's mining operations is
processed to saleable form at various precious metals
refineries. Once gold is refined to this marketable form
(normally large bars weighing about 12.5kg and containing
99.5% gold, or smaller bars of equal or greater purity weighing
1kg or less) the metal is sold through refineries or directly to bullion banks.
Bullion banks are registered commercial banks that deal in
gold, distributing bullion bought from mining companies and
refineries to markets worldwide. These banks hold
consignment stocks in all major physical markets and
finance these inventories from the margins they charge
physical buyers.
Gold market characteristics
Gold price movements are largely driven by macroeconomic
factors such as inflation expectations, currency and interest rate fluctuations or global and regional political events that are judged to affect the world economy. For millennia, gold has
been a store of value in times of price inflation and economic uncertainty. This attribute, together with the presence of
significant gold stocks held above ground, has at times
dampened the impact of supply and demand fundamentals on
the market. Trade in physical gold, however, remains an
important factor in determining a price floor. Gold bars and high-caratage jewellery remain a major investment vehicle in the emerging markets of India, China and the Middle East.
The gold market is relatively liquid compared to those for many other commodities, with deep and established markets for
gold futures and forward sales on the various exchanges, as
well as in over-the-counter markets.
Gold, uranium and silver markets
Commodities buoyant in 2010
as gold price reaches an
high
all-time

P

Physical gold demand
The physical gold market is dominated by the jewellery and
investment sectors, which together account for some 90% of
total demand. The balance of gold supply is used in dentistry and electronics.
While the quantity of gold used in jewellery consumption has decreased over the last decade, the investment market has
largely absorbed available supply. Investment in physical gold includes bar hoarding, coins, medals and other retail
investment instruments as well as a burgeoning market for
exchange traded funds (ETFs). The latter have, since their
inception in 2002, entrenched their position as a vehicle for retail and institutional investors. ETF investment activity was once again strong during 2010, with overall holdings
continuing to grow, albeit at a slower rate than in 2009.
Newly mined gold accounts for just over 60% of total supply.
Due to its high value, gold is rarely destroyed and some
161,000t of the metal, the equivalent of about 65 years of newly mined supply at current levels, is estimated to exist in the form of jewellery, central bank gold reserves and private investment.
Gold demand by sector
Jewellery demand
The jewellery market improved in 2010 from the previous year, with a welcome return to form for the vital Indian jewellery market. China, the only major gold jewellery market to grow in
2009, showed further growth in 2010. These two countries are the world’s largest gold consumers with high-caratage
jewellery (22 carat in India and 24 carat in China) serving an important investment purpose. In fact, jewellery demand
significantly exceeds investment demand in the form of ETFs, coins and bar hoarding in both nations.
In India, over 750t of gold were imported in 2010, a new
record, and up from 557t the previous year. Indian consumers view gold jewellery as a form of savings and so do not readily sell their jewellery. Gold reached record prices in rupee terms and still consumers did not cash-out en masse, with so-called
´recycling´ of jewellery remaining around the longer-term
average levels of 25%. Unlike 2009, the record gold price has been accepted by Indian consumers who continued a long
tradition of buying the precious metal as insurance against
inflation and economic shock.
Chinese jewellery demand in 2010 rose some 10% over 2009.
Most of this increase took the form of pure gold jewellery, which holds superior investment appeal to the 18 carat variety known in China as K Gold. Nevertheless, the K Gold market also
showed a welcome gain of 5%, following a 10% decline in
2009. Consumer psychology in 2010 was marked by the
growing perception that gold is an important component of any asset portfolio. This view was previously the domain of wealthy
Chinese, but encouragingly, the middle class began to exhibit a similar tendency. Chinese consumers showed little aversion to the higher price of gold, given the investment appeal of pure gold jewellery and a bullish outlook on the gold price.
The Middle Eastern market improved from 2009 levels, but the recovery was patchy and less substantial than the Indian
resurgence. In the United Arab Emirates, the jewellery sector experienced a strong rebound in the second half of the year as consumer confidence returned to the local economy. The 22
carat segment remained the category leader thanks to heavy
buying from expatriates from the Asian subcontinent. Turkey
experienced a moderate increase in jewellery sales and
exhibited a promising trend for most of the year. In dollar
terms, gold jewellery exports from the region increased by
22%. In the Kingdom of Saudi Arabia, each quarter saw a
year-on-year increase in gold demand but consumers
remained cautious given the rising price. Elevated prices,
however, kept recycling at customary levels.
Investment demand
ETF holdings experienced mixed fortunes in 2010, after
registering net disinvestment in the first quarter. This trend reversed in the second and third quarters before stagnating in the final three months of the year at approximately 2,100t, or around 68Moz.

P

AngloGold Ashanti Annual Financial Statements 2010
Gold, uranium and silver markets
The cumulative growth in ETFs for 2010 was around 330
tonnes, in line with annual average growth rates since 2003.
In 2009, however, ETF holdings grew by 617 tonnes in a year
that saw a 24% rise in the gold price. In 2010, ETF growth
was significantly slower despite a 30% rise in the price of the metal. However, the value of the gold ETF market grew by
55% to $34bn.
The universe of gold ETFs has grown steadily since inception, with 16 products now spanning global financial exchanges
from New York to Johannesburg and Istanbul to Dubai, among
others. In the second half of 2010, China permitted domestic institutional investors to invest in international ETFs,
broadening global investment channels for gold and – given
the Chinese appetite for gold – generating significant potential for a fresh, largely untapped demand source. In India, the ETF market doubled in volume to around 16 tonnes.
Coin and bar markets in most major markets saw continued
firm demand in 2010. In China, investment demand grew to
35% of total demand. China Gold Corporation reported
remarkable sales of 45t, while ICBC bank sold 27t of the
yellow metal. In the US, several reports chronicled the US
Mint’s inability to keep pace with gold coin demand. The
Middle Eastern market saw sustained interest in large
denomination bullion bars from high-net-worth individuals.
Central bank holdings, sales and purchases
Central banks periodically sell or add to their gold reserves.
Most central bank sales take place under so-called Central
Bank Gold Agreements (CBGA), which compel signatories to
sell in a stable and responsible fashion to minimise the impact on the global market. The third of these agreements, in effect since 27 September 2009, limits signatories to annual sales of
20% less than the previous agreement.
Given the turmoil in global financial markets and the strong performance of gold, it is unsurprising that there was little central bank selling in 2010. In the first full year of the third
CBGA, just 6t of sales were reported against the annual
quota of 400t excluding sales by the International Monetary
Fund (IMF).
Official sector activity in 2010 was dominated by sales of a portion of the IMF inventory announced in late 2009. In
addition to the purchase by the Reserve Bank of India in 2009 of roughly half the 403t offered, Mauritius, Sri Lanka and
Bangladesh made their own acquisitions from the IMF. These
four countries account for roughly 55% of the gold the IMF had to sell, with the balance sold on the open market.
AngloGold Ashanti’s marketing spend
AngloGold Ashanti has remained committed to growing the
gold market.
Gold, uranium and silver markets
Growth in gold holdings held by ETFs
2009 vs 2010 (indexed)
Ind points
Jan
Aug
Apr
Mar
Feb
1.60
1.50
1.40
1.30
1.20
1.10
1.00
0.90
0.80
2009 ETF growth
2010 ETF growth
May
Jul
Jun
Sep
Oct
Nov
Dec

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The company is an active member of the World Gold Council,
and subscriptions to this industry body account for the bulk of marketing expenditure. AngloGold Ashanti also remains
involved in independent projects to grow jewellery demand in partnership with companies including Tanishq, a subsidiary of the TATA Group. AuDITIONS, the company's own global gold
jewellery design competition, promotes improved gold
jewellery design and has become a well-recognised
corporate marketing tool. See the competition website at
www.goldauditions.com.
Uranium market in 2010
AngloGold Ashanti's uranium production is sold via a
combination of spot sales and residual legacy agreements
expiring in 2013.
After languishing between $40/lb to $50/lb for more than a
year, the spot price of uranium began to rise sharply toward the end of October and ended 2010 at $61.50/lb, the highest
price since the onset of the global financial crisis in September
2008. The move appears to have been caused by a
combination of a production shortfall, restocking by utilities and the launch of a physically backed ETF for uranium.
Demand is likely to remain robust as the number of nuclear
reactors increases globally – there are currently 441 reactors in operation and a further 58 under construction. This number is likely to increase as global emphasis shifts towards greener, more environmentally friendly energy sources.
At the moment current demand can be met from existing mine
production and stockpiles, however within the next two to
three years the market is likely to move to a deficit.
Silver market in 2010
AngloGold Ashanti produces silver as a by-product of gold at a number of its global operations and principally at its Cerro
Vanguardia mine in Argentina.
The silver price rallied more than 80% over the course of the year, ending at almost $31/oz from the year’s opening levels of
$17/oz. The gold/silver ratio, which measures how many
ounces of silver can be bought with an ounce of gold, ended
the year well below its five-year average at 47. In addition to robust investor demand, industrial and retail offtake helped improve fundamentals for the white metal.
Although COMEX investors sold silver rather aggressively
during the latter part of the year, global silver ETF holdings continued to climb throughout 2010, exceeding 500Moz at
year end. This represents an increase of some 100Moz. In
addition to the significant ETF boost, GFMS estimated that
silver coin minting rose 23% in 2010 and reports suggest
continued robust physical demand for silver bars and coins in
North America.
Gold-silver ratio
2006 - 2010
02 Jan 06
90
80
70
60
50
40
30
20
10
Five-year average = 59
02 Mar 06
02 May 06
02 Jul 06
02 Sep 06
02 Nov 06
02 Jan 07
02 Mar 07
02 May 07
02 Jul 07
02 Sep 07
02 Nov 07
02 Jan 08
02 Mar 08
02 May 08
02 Jul 08
02 Sep 08
02 Nov 08
02 Jan 09
02 Mar 09
02 May 09
02 Jul 09
02 Sep 09
02 Nov 09
02 Jan 10
02 Mar 10
02 May 10
02 Jul 10
02 Sep 10
02 Nov 10

P

AngloGold Ashanti Annual Financial Statements 2010
Board of directors and executive management
Executive directors
Mr M Cutifani (52) (Australian), BE (Min. Eng)
Chief executive officer
Mark Cutifani was appointed to the board of AngloGold
Ashanti on 17 September 2007 and as chief executive officer
on 1 October 2007. He is chairman of the Executive
Committee and a member of the Transformation and Human
Resources Development, Safety, Health and Sustainable
Development, Investment, Party Political Donations, Risk and
Information Integrity committees. He attends Audit and
Corporate Governance Committee meetings as an invitee.
Mark has considerable experience across several mining
sectors and operating jurisdictions, having worked extensively in the gold, coal and base metals industries since 1976 in the
Americas, Africa, Australia and the Asia Pacific regions. Prior to joining AngloGold Ashanti, he held the position of chief operating officer at CVRD Inco, a Toronto-based company, where he was
responsible for Inco's global nickel business. He is currently
Vice-President of the South African Chamber of Mines.
Mr S Venkatakrishnan (Venkat) (45) (British),
BCom, ACA (ICAI)
Chief financial officer
Venkat joined AngloGold Ashanti on 1 July 2004 from Ashanti
Goldfields Company Limited (Ashanti) where he was Chief
Financial Officer until that company's merger with AngloGold
Limited in May 2004. He was appointed to the board on
1 August 2005, is a member of the Executive, Investment and
Risk and Information Integrity committees and is invited to attend meetings of the Audit and Corporate Governance Committee.
Venkat has extensive financial experience, having been a
director in the reorganisation services division of Deloitte &
Touche in London prior to joining Ashanti in 2000.
Non-executive directors
Mr TT Mboweni (51) (South African), BA, MA,
(Development Economics)
Chairman and independent non-executive
Tito Mboweni was appointed to the board and as chairman of
AngloGold Ashanti on 1 June 2010. Mr Mboweni has a long
and outstanding record of public service. As Labour Minister from 1994 to 1998, he was the architect of South Africa’s post-
apartheid labour legislation which today continues to provide the basis for the mutually respectful labour relationships central to AngloGold Ashanti’s operational approach in South Africa.
The past ten years have cemented his reputation as one of the world’s foremost and highly respected Central Bank governors.
He is chairman of the Nominations Committee and is a member
of the Investment, Financial Analysis and Party Political
Donations committees.
Dr TJ Motlatsi (59) (South African),
Hon DSoc Sc (Lesotho)
Deputy chairman and independent non-executive
James Motlatsi was appointed to the board of AngloGold
Ashanti on 1 April 1998 and deputy chairman on 1 May 2002.
Board of directors and executive management
Directors and management noted for their
experience
expertise
and

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He is chairman of the Transformation and Human Resources
Development and the Party Political Donations committees
and a member of the Safety, Health and Sustainable
Development, Nominations and Remuneration committees.
James has substantial experience in and knowledge of the
mining industry in general and of South Africa in particular. His association with the industry in South Africa spans more than
30 years in various positions including that of past president of the National Union of Mineworkers. He is the executive
chairman of TEBA Limited, a service organisation primarily
responsible for the recruitment of mineworkers for the South
African mining industry.
James retired from the board on 17 February 2011.
Mr FB Arisman (66) (American), MSc (Finance)
Independent non-executive
Frank Arisman joined the board of AngloGold Ashanti on 1 April
1998. He serves on six board committees: Audit and Corporate
Governance, Safety, Health and Sustainable Development,
Nominations, Remuneration, Risk and Information Integrity
committees and chairs the Investment and the Financial
Analysis committees.
Frank, who resides in the USA, has a rich background in
management and finance through his experiences at JP
Morgan where he held various positions prior to his retirement.
Mr R Gasant (51) (South African), CA (SA), ACIMA
Independent non-executive
Rhidwaan Gasant was appointed to the board of AngloGold
Ashanti on 12 August 2010 and is chairman of the Risk and
Information Integrity Committee, as well as a member of the
Audit and Corporate Governance, Nominations and Financial
Analysis Committees. He is the former Chief Executive Officer of Energy Africa Limited and a former finance director of Engen
Ltd and sits on the board of South African and international non-public companies in the MTN Group.
Mr F Ohene-Kena (74) (Ghanaian), MSc
Engineering, DIC, ACSM
Independent non-executive
Ferdinand (Fred) Ohene-Kena was appointed to the board of
AngloGold Ashanti on 1 June 2010. He is the former
Ghanaian Minister of Mines and Energy and is currently a
member of the Ghana Judicial Council. He is the Chairman of
the Ghana Minerals Commission and is a member of the
President’s Economic Advisory Council. Mr Ohene-Kena is a
member of the Safety, Health and Sustainable Development,
Transformation and Human Resources Development and
Nominations Committees.
Mr WA Nairn (66) (South African), BSc (Mining
Engineering)
Independent non-executive
Bill Nairn has been a member of the board of AngloGold Ashanti since 1 January 2000 and chairs the Safety, Health and
Sustainable Development Committee. He is a member of five
other committees: Transformation and Human Resources
Development, Investment, Party Political Donations, Nominations
and Risk and Information Integrity committees. Bill, a mining engineer, has considerable technical experience, having been the group technical director of Anglo American plc until 2004 when he retired from the company.
Prof LW Nkuhlu (66) (South African), BCom, CA
(SA), MBA (New York University)
Independent non-executive
Wiseman Nkuhlu was appointed to the board on 4 August
2006. He has been the chairman of the Audit and Corporate
Governance Committee since 5 May 2007, having served
as deputy chairman of the committee from 4 August 2006. He
also serves as a member of the Nominations, Party Political
Donations, Remuneration, Safety, Health and Sustainable
Development and Risk and Information Integrity, and the
Financial Analysis committees.
Wiseman, a respected South African academic, educationist,
professional and business leader, served as Economic
Adviser to the former President of South Africa, Mr Thabo
Mbeki, and as Chief Executive of the Secretariat of the New
Partnership for Africa's Development (NEPAD) from 2000 to
2005. From 1989 to 2000, he served as a director on a
number of major South African companies, including
Standard Bank, South African Breweries, Old Mutual, Tongaat
Hulett, BMW and JCI. Wiseman was President of the South
African Institute of Chartered Accountants from 1998 to 2000 and Principal and Vice Chancellor of the University of Transkei
from 1987 to 1991. He is also a member of the board of
Datatec Limited. He was elected President of the Geneva
based International Organisation of Employers (IOE) in May
2008 for a period of two years. He is a member of the
Financial Crisis Advisory Group of the International
Accounting Standards Board (IASB) and the Financial
Accounting Standards Board (FASB).

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AngloGold Ashanti Annual Financial Statements 2010
Board of directors and executive management
Mr SM Pityana (51) (South African), BA (Hons)
(Essex), MSc (London), Dtech (Honoris) (Vaal
University of Technology)
Independent non-executive
Sipho Pityana joined the board of AngloGold Ashanti on
13 February 2007 and assumed the chairmanship of the
Remuneration Committee on 1 August 2008. He is a member
of the Safety, Health and Sustainable Development, Party
Political Donations, Investment, Nominations, Transformation
and Human Resources Development, Risk and Information
Integrity and the Financial Analysis committees. Sipho has
extensive experience in management and finance, and has
occupied strategic roles in both the public and private sectors, including that of Director General of the national departments of both labour and foreign affairs. He was formerly a senior executive of Nedbank Limited and is currently the executive
chairman of Izingwe Holdings (Proprietary) Limited, a local
empowerment group and a significant investor in mining,
engineering, infrastructure and logistics, and AngloGold
Ashanti’s BEE partner. He serves as a non-executive director on the boards of several other South African companies.
Executive management
In addition to Mr M Cutifani and Mr S Venkatakrishnan, the two executive directors, the following make up the Executive
Committee:
Dr CE Carter (48), BA (Hons), DPhil, EDP
Executive Vice President – Business Strategy and
Organisational Effectiveness
Charles Carter has worked in the mining industry in South
Africa and the US since 1991, in a range of corporate roles
with Anglo American Corporation, RFC Corporate Finance and
AngloGold Ashanti. He was appointed Executive Vice
President – Business Strategy in December 2007 and is
responsible for corporate strategy and business planning, risk management and investor relations. In late 2009, he assumed
additional responsibility for the group’s Human Resources
function, and now also has oversight of Project ONE’s ongoing implementation and integration into the business.
Mr RN Duffy (47), BCom, MBA
Executive Vice President – Continental Africa
Richard Duffy joined Anglo American in 1987 and in 1998 was
appointed executive officer and managing secretary of
AngloGold. In November 2000, he was appointed head of
business planning and in 2004 assumed responsibility for all new business opportunities globally. In April 2005, this role was expanded to include Greenfield exploration. He was appointed to the Executive Committee in August 2005. Richard was
appointed as Executive Vice President – Continental Africa in
July 2008.
Mr GJ Ehm (54), BSc Hons, MAusIMM, MAICD
Executive Vice President – Australasia
Graham Ehm has, since 1979, gained diverse experience in
mine operations and project management, covering the nickel, phosphate, copper, uranium and gold sectors. He was
appointed General Manager Sunrise Dam Gold Mine in 2000,
Regional Head – Australia in 2006 and Executive Vice
President – Australasia in December 2007. He assumed the
role of Executive Vice President – Tanzania on 1 June 2009
where he led a successful implementation of a turnaround
strategy for the Geita mine. In August 2010 he resumed the
position of Executive Vice President – Australasia.
Mr RW Largent (50), BSc (Min. Eng), MBA
Executive Vice President – Americas
Ron Largent has been with AngloGold Ashanti since 1994. He
has served on the board of directors for the Colorado Mining
Association, California Mining Association and Nevada Mining
Board of directors and executive management

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Association. In 2001, he was appointed general manager of the
Cripple Creek & Victor Gold Mine and took up his current role as Executive Vice President – Americas in December 2007.
Mr RL Lazare (54), BA, HED, DPLR, SMP
Executive Vice President – South Africa
Robbie Lazare joined Anglo American Gold and Uranium
Division in 1982, working in a variety of management posts
until 1999 when he was appointed general manager of
TauTona. In December 2004, he was appointed an executive
officer with responsibility for South African operations and in
July 2008, Executive Vice President – Human Resources.
From 17 November 2009, Robbie was assigned to lead a
strategy review of the South African operations and is now
responsible for the South Africa region as Executive Vice
President – South Africa Region.
Mr AM O'Neill (53), BSc (Mining Engineering),
MBA
Executive Vice President – Business and Technical
Development
Tony O’Neill joined AngloGold Ashanti in July 2008 as
Executive Vice President – Business and Technical
Development, having consulted to the company prior to this on its asset portfolio strategy. His extensive career in mining since
1978 included the roles of executive – operations at Newcrest
Mining Limited and executive general manager for gold at
Western Mining Corporation.
Mr TML Setiloane (51), FAE, BSc (Mech Eng)
Executive Vice President – Business Sustainability
Thero Setiloane joined AngloGold in May 2003 from Real Africa
Holdings, where he had been an executive director. He was
appointed an executive officer and a member of AngloGold
Ashanti's Executive Committee in February 2006 and as
Executive Vice President – Sustainability in December 2007.
Ms YZ Simelane (45), BA LLB, MAP, EXMPM
Senior Vice President – Corporate Affairs
Yedwa Simelane joined AngloGold in November 2000 from the
Mineworkers' Provident Fund where she was the senior
manager of the Fund. She was appointed an executive officer
in May 2004 and Vice President – Government Relations in
July 2008. In November 2009, she was appointed Senior Vice
President – Corporate Affairs.
Company secretary
Ms L Eatwell (56), FCIS, FCIBM
Lynda Eatwell joined AngloGold in 2000 as assistant company
secretary and was appointed company secretary in December
2006. She is responsible for ensuring compliance with
statutory and corporate governance requirements and the
regulations of the stock exchanges on which AngloGold
Ashanti is listed. She also advises members of the board on
their duties and responsibilities as directors.

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AngloGold Ashanti Annual Financial Statements 2010
Group information
AngloGold Limited was founded in June 1998 with the
consolidation of the gold mining interests of Anglo American.
The company, AngloGold Ashanti as it is now, was formed on
26 April 2004 following the business combination between
AngloGold and Ashanti Goldfields Company Limited.
AngloGold Ashanti is currently the third-largest gold producer in the world.
Current profile
AngloGold Ashanti Limited, headquartered in Johannesburg,
South Africa, is a global gold company with a portfolio of long-
life, relatively low-cost assets and differing orebody types in key gold producing regions. The company's 20 operations are
located in 10 countries (Argentina, Australia, Brazil, Ghana,
Guinea, Mali, Namibia, South Africa, Tanzania and the US), and
are supported by extensive exploration activities. The
combined Proved and Probable Ore Reserves of the group
amounted to 71.2Moz as at 31 December 2010.
The primary listing of the company's ordinary shares is on the
JSE in South Africa. Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being
quoted in Brussels in the form of International Depositary
Receipts (IDRs), in New York in the form of American
Depositary Shares (ADSs), in Australia, in the form of Clearing
House Electronic Subregister System Depositary Interests
(CDIs) and in Ghana, in the form of Ghanaian Depositary
Shares (GhDSs).
AngloGold Ashanti Limited (Registration number 1944/017354/06)
was incorporated in the Republic of South Africa in 1944 under the name of Vaal Reefs Exploration and Mining Company
Limited and operates under the South African Companies Act
61 of 1973, as amended.
History and significant developments
of the company
Below are highlights of key corporate activities from 1998:
1998
· Formation of AngloGold Limited through the consolidation of
  East Rand Gold and Uranium Company Limited; Eastvaal
  Gold Holdings Limited; Southvaal Holdings Limited; Free
  State Consolidated Gold Mines Limited; Elandsrand Gold
  Mining Company Limited; H.J. Joel Gold Mining Company
  Limited and Western Deep Levels Limited into a single,
  focused, independent, gold mining company. Vaal Reefs
  Exploration and Mining Company Limited (Vaal Reefs), the
  vehicle for the consolidation, changed its name to
  AngloGold Limited and increased its authorised share
  capital, effective 30 March 1998.
1999
· Acquisition of non-controlling shareholders interest in
  Driefontein Consolidated Limited (17%); Anmercosa Mining
  (West Africa) Limited (100%); Western Ultra Deep Levels
Group information
Founded in 1998, AngloGold Ashanti is the
producer in the world
gold
third-largest

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Limited (89%); Eastern Gold Holdings Limited (52%); Erongo
Mining and Exploration Company Limited (70%);
· Purchased Minorco's gold interests in North and South
  America; and
· Acquisition of Acacia Resources in Australia.
2000
Acquired:
· a 40% interest in the Morila mine in Mali from Randgold
  Resources Limited;
· a 50% interest in the Geita mine in Tanzania from Ashanti
  Goldfields Company Limited (Ashanti); and
· a 25% interest in OroAfrica, South Africa's largest
  manufacturer of gold jewellery.
2001
· AngloGold sold the Elandsrand and Deelkraal mines to
  Harmony Gold Mining Company Limited (Harmony);
  disposed of its interests in No. 2 Shaft Vaal River Operations to African Rainbow Minerals (ARM) and made an
  unsuccessful take-over bid for Normandy Mining Limited.
2002
· Sold the Free State assets to ARM and Harmony; and
· Acquired an additional 46.25% of the equity, as well as the total loan assignment, of Cerro Vanguardia SA from Pérez
  Companc International SA, thereby increasing its interest in
  Cerro Vanguardia to 92.5%.
2003
· Disposed of its wholly owned Amapari project to Mineração
  Pedra Branca do Amapari;
· Sold its 49% stake in the Gawler Craton joint venture,
  including the Tunkillia project located in South Australia to
  Helix Resources Limited;
· Sold its interest in the Jerritt Canyon joint venture to
  Queenstake Resources USA Inc;
· Disposed of its entire investments in East African Gold Mines
  Limited and in Randgold Resources Limited; and
· Purchased a portion of the Driefontein mining area in South
  Africa from Gold Fields Limited.
2004
· Sold its Western Tanami project to Tanami Gold NL in Australia;
· Concluded the business combination with Ashanti
  Goldfields Company Limited, at which time, the company
  changed its name to AngloGold Ashanti Limited;
· Acquired the remaining 50% interest in Geita as a result of the business combination;
· AngloGold Holdings plc, a subsidiary of AngloGold,
  completed an offering of $1bn principal amount 2,375%
  convertible bonds, due 2009, and guaranteed by
  AngloGold Ashanti;
· Acquired a 29.8% stake in Trans-Siberian Gold plc;
· Sold its Union Reefs assets to the Burnside joint venture, comprising subsidiaries of Northern Gold NL (50%) and
  Harmony (50%);
· Sold its entire interest in Ashanti Goldfields Zimbabwe
  Limited to Mwana Africa Holdings (Proprietary) Limited;
· Sold its 40% equity interest in Tameng Mining and
  Exploration (Pty) Limited of South Africa (Tameng) to
  Mahube Mining (Pty) Limited; and
· Subscribed for a 12.3% stake in the expanded issued
  capital of Philippines explorer Red 5 Limited.
2005
· Substantially restructured its hedge book in January 2005;
· Signed a three-year $700m revolving credit facility;
· Disposed of exploration assets in the Laverton area in Australia;
· Disposed of its La Rescatada project to ARUNANI SAC, a
  local Peruvian corporation;
· Acquired an effective 8.7% stake in China explorer, Dynasty
  Gold Corporation; and
· The Director-General of Minerals and Energy notified
  AngloGold Ashanti in August 2005 that its application for
  the new order mining rights in terms of the South African
  Mineral and Petroleum Resources Development Act had
  been granted.
2006
· Raised $500m through an equity offering;
· Acquired two exploration companies, Amikan and AS APK,
  from TSG as part of the company's initial contribution
  towards its strategic alliance with Polymetal;
· Formed a new company with B2Gold (formerly Bema Gold)
  to jointly explore a select group of mineral opportunities located in northern Colombia, South America;
· AngloGold Ashanti (USA.) Exploration Inc, International
  Tower Hill Mines Ltd (ITH) and Talon Gold Alaska, Inc.
  (Talon), a wholly owned subsidiary of ITH, entered into an
  Asset Purchase and Sale and Indemnity Agreement
  whereby AngloGold Ashanti sold to Talon a 100% interest in six Alaskan mineral exploration properties and associated
  databases in return for an approximate 20% interest in ITH.
  AngloGold Ashanti has the option to increase or dilute its stake in these projects, subject to certain conditions;

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AngloGold Ashanti Annual Financial Statements 2010
Group information
· Disposed of its entire business undertaking related to the
  Bibiani mine and Bibiani North prospecting permit to Central
  African Gold plc;
· Entered into a 50:50 strategic alliance with Russian gold and silver producer, OAO Inter-Regional Research and
  Production Association Polymetal (Polymetal), in terms of
  which Polymetal and AngloGold Ashanti would co-operate
  in exploration and the acquisition and development of gold mining opportunities within the Russian Federation; and
· Implemented an empowerment transaction with two
  components: the development of an employee share
  ownership plan (ESOP) and the acquisition by Izingwe
  Holdings (Proprietary) Limited (an empowerment company)
  of an equity interest in AngloGold Ashanti.
2007
· Acquired the non-controlling interests previously held by the
  Government of Ghana (5%) and the International Finance
  Corporation (10%) in the Iduapriem and Teberebie mines;
· Anglo American plc sold 69,100,000 ordinary shares of
  AngloGold Ashanti, thereby reducing Anglo American's
  shareholding in AngloGold Ashanti from 41.8% to 16.6%;
  and
· Announced the successful closing of a $1.15bn syndicated
  revolving credit facility.
2008
· Issued 69,470,442 ordinary shares in a fully subscribed
  rights offer;
· Announced significant exploration results at the 100%
  owned La Colosa;
· Acquired Golden Cycle Gold Corporation through the issue
  of 3,181,198 ordinary shares, resulting in Cripple Creek &
· Victor becoming a wholly-owned subsidiary;
· Sold entire holding in Nufcor International Limited and
  cancelled 1 million pounds of outstanding uranium contracts;
· Acquired São Bento Gold Company Limited through the
  issue of 2,701,660 ordinary shares with the ultimate result of doubling production from the Córrego do Sítio project;
· Entered into a $1bn term facility agreement to be used to
  redeem the $1bn convertible bonds due February 2009; and
· AngloGold Ashanti implemented a hedge restructure
  programme.
2009
· Sold its 33.33% joint venture interest in the Boddington Gold
  Mine to Newmont Mining Corporation;
· Entered into an agreement with Simmer & Jack Mines Limited to sell the Tau Lekoa Mine and adjacent project areas;
· AngloGold Ashanti repaid its $1bn convertible bonds issued in 2004;
· Anglo American plc sells its remaining shareholding to
  Paulson & Co. Inc.;
· Entered into a strategic alliance with Thani Dubai Mining
  Limited to explore, develop and operate mines across the
  Middle East and parts of North Africa;
· AngloGold Ashanti issues $732.5m, 3.5% convertible
  bonds, due 2014;
· Issued 7,624,162 ordinary shares and raised a total of
  $284m through an equity offering;
· Acquired an effective 45% interest in the Kibali gold project in the Democratic Republic of the Congo;
· Entered into a joint venture with the De Beers Group of
  Companies to explore for, and ultimately mine gold and other minerals and metals, excluding diamonds, on marine deposits;
· Increased the holding in the Sadiola Gold Mine from 38% to
  41%; and
· AngloGold Ashanti continued to manage its hedge book in
  accordance with its hedge reduction programme.
2010
· Issued $700m 5.375% bonds due 2020 and $300m 6.5%
  bonds due 2040;
· Finalised the sale of 100% interest in the Tau Lekoa mine
  and adjacent properties in South Africa to Simmer & Jack
  Mines Limited for R600m;
· Issued 18,140,000 ordinary shares and raised a total of
  $789m through an equity offering;
· Issued $789m 6% mandatory convertible bonds, due 2013;
· Obtained a four-year syndicated revolving credit facility for
  $1bn due 2014;
· AngloGold Ashanti eliminated its hedge book, thereby
  gaining full exposure to spot gold price;
· Sold entire shareholding in B2Gold and realised net
  proceeds of C$70m; and
· Obtained a short-term facility with FirstRand Bank Limited of R1.5bn.
For full details of major corporate developments that occurred during 2010 and subsequent to year-end, refer to ‘Significant events during the year under review and subsequent to year-
end’ in the Directors' report on page 221.
Group information

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AngloGold Ashanti's rights to own and exploit Mineral
Reserves and deposits are governed by the laws and
regulations of the jurisdictions in which these mineral
properties lie.
There are in some cases, certain restrictions on AngloGold
Ashanti’s ability to independently move assets out of certain countries in which it has operations, and/or transfer assets within the group, without the prior consent of the local
government or minority shareholders involved.
South Africa
In October 2002, the President of South Africa assented to the
Mineral and Petroleum Resources Development Act (MPRDA),
which had been passed by the Parliament of South Africa in
June 2002 and came into effect on 1 May 2004. The
objectives of the MPRDA are, among other things, to allow for state sovereignty over all mineral and petroleum resources in the country, to promote economic growth and the
development of these resources and to expand opportunities
for the historically disadvantaged. Another objective of the
MPRDA is to ensure security of tenure for the respective
operations concerning prospecting, exploration, mining and
production. By virtue of the provisions of the MPRDA, the state ensures that holders of mining and prospecting rights
contribute to the socio-economic development of the areas in which they operate.
The Broad-Based Socio-Economic Empowerment Charter for
the South African Mining Industry (the Mining Charter) sprung from the MPRDA. The Mining Charter committed all
stakeholders in the mining industry to transfer ownership of
26% of their assets to black or historically disadvantaged
South Africans (HDSAs) within 10 years. In addition, the
government indicated it would issue a Mining Charter
Scorecard (Scorecard) against which companies could gauge
their empowerment credentials. The fact that the Mining
Charter enjoyed the full support of the mining houses, South
Africa’s government and labour unions, gives it great credibility and improves its chances for success in the long run.
The objectives of the Mining Charter are to:
· promote equitable access to the nation's mineral resources by all the people of South Africa;
· substantially and meaningfully expand opportunities for
  HDSAs, including women, to enter the mining and minerals
  industry and to benefit from the exploitation of the nation's
  Mineral Resources;
The regulatory environment enabling
AngloGold Ashanti to mine
Ownership and
of deposits
on regulations
dependent
mining

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AngloGold Ashanti Annual Financial Statements 2010
Regulatory environment
· use the industry’s existing skills base for the empowerment of HDSAs;
· expand the skills base of HDSAs in order to serve the
  community;
· promote employment and advance the social and economic
  welfare of mining communities and the major labour-sending areas; and
· promote beneficiation of South Africa's mineral commodities.
The Scorecard was designed to function as an
administrative and not a legislative tool. Its objective was to find a practical framework for the Minister to assess whether a company measured up to the intent of the MPRDA and
Mining Charter.
On 29 April 2009, as required by section 100(1)(b) of the
MPRDA, the Minister published the Codes of Good Practice
for the South African Mineral Industry (the Code). The purpose of the Code was to set out administrative principles to enhance implementation of the Mining Charter and the MPRDA. The
Code is to be read in combination with the Mining Charter and other legislation relating to measurement of socio-economic
transformation in the South African mining industry.
AngloGold Ashanti holds 10 mining rights in South Africa, seven of which have been successfully converted, executed and
registered as new order mining rights at the Mineral and
Petroleum Resources Titles Office (MPRTO). Two old order
mining rights are awaiting conversion by the Department of
Mineral Resources (DMR), and one has been executed,
awaiting registration in the MPRTO. The deadline for the
conversion process from old to new order rights was the end of
April 2009.
AngloGold Ashanti holds three prospecting rights and a mining permit for the recovery of sand and clay. A new prospecting
right application for copper, lead and zinc will be submitted to the DMR at the end of March 2011, when the moratorium on
the issuing of rights will be lifted.
A prospecting right will be granted to a successful applicant for a period not exceeding five years, and may only be renewed
once for three years. The MPRDA also provides for a retention period of up to three years after prospecting, with one renewal up to two years, subject to certain conditions.
A mining right will be granted to a successful applicant for a period not exceeding 30 years. Mining rights may be renewed
for additional periods not exceeding 30 years at a time.
The MPRDA Amendment Act has been signed by the State
President, and published, but is not yet in effect. Its purpose is to amend the MPRDA in order to:
· make the Minister the responsible authority for implementing environmental matters in terms of the National
  Environmental Management Act, 1998 (NEMA) and specific
  environmental legislation as it relates to prospecting, mining, exploration, production and related activities incidental
  thereto on the prospecting, mining, exploration or
  production area;
· align the MPRDA with the NEMA in order to provide for one
  environmental management system;
· remove ambiguities in certain definitions;
· add functions to the Regional Mining Development and
  Environmental Committee;
· amend transitional arrangements so as to further afford
  statutory protection to certain existing old order rights; and
· provide for matters connected therewith.
AngloGold Ashanti applied for and has been granted a
refining licence and an import and export permit by the South
African Diamond and Precious Metals Regulator.
Continental Africa
Democratic Republic of the Congo
The mining industry in the Democratic Republic of the Congo
(DRC) is regulated primarily by the Mining Code enacted in July
2002 and its ancillary regulations (the Mining Regulations
promulgated in March 2003). The Mining Code, which
repealed the Mining Code of April 1981, vests the Minister of
Mines with the authority for the granting, refusal, suspension and termination of mineral rights. Mineral rights may be
granted in the form of exploration permits for an initial period of four years and mining permits which are granted for an initial period of 30 years. An exploration permit may, at any time
before expiry, be transformed partially into a mining licence or a small-scale mining permit. Exploitation permits are granted following successful completion of exploration and satisfaction of the requirements necessary for the award of such permit
including approval of an environmental impact study and an
environmental management plan. The holder of a mining
permit is required to commence development and mine
construction within three years of the award of a mining permit.
Failure to do so may lead to forfeiture or payment of penalties.
A permit holder must comply with specific rules relating to,
The regulatory environment enabling
AngloGold Ashanti to mine

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among others, protection of the environment, cultural heritage, health and safety, construction and infrastructure planning.
Mining and exploration activities are required to be undertaken so as to affect as little as possible the interests of lawful occupants of land and surface rights holders, including their customary rights. The exercise of mineral rights by title holders which effectively deprives and/or interferes with the rights of occupants and surface rights holders, requires payment of fair compensation by the mineral title holder.
The Mining Code provides for taxes, charges, royalties and
other fees payable to the treasury by a mining title holder in respect of its activities. The Mining Code also provides for a level of fiscal stability. Existing tax, customs, exchange and benefits applicable to mining activities are guaranteed to
remain unchanged for a period of 10 years in favour of a
mining title holder in the event that amendment of the Mining
Code results in less favourable payment obligations.
Regarding protection and enforcement of rights acquired
under an exploration or mining permit, the Mining Code
provides, depending on the nature of a dispute or threat,
administrative, judicial and national or international arbitral recourses. AngloGold Ashanti holds the majority stake and is the operator of Ashanti Goldfields Kilo (AGK), an exploration and mining joint venture with Offices des Mines d’or de Kilo-
Moto (OKIMO), a DRC governmental mining agency. AGK is
engaged in exploration activities in the north eastern DRC.
Following a review undertaken by a commission appointed by
the DRC government to review all mining contracts entered
into by mining companies with DRC parastatal mining
agencies. AngloGold Ashanti engaged in and finalised with
OKIMO the renegotiation of the mining joint venture and AGK
related agreements. AGK’s existing contractual arrangements, which were concluded under the repealed 1981 legislation,
were replaced by new and restated agreements that conform
or reflect the provisions of the current Mining Code of the DRC.
AngloGold Ashanti also holds an effective 45% stake in the
Kibali gold project located in north eastern DRC. The Kibali gold project, located in northeastern DRC, is operated by
Randgold Resources and owned by Randgold Resources
(45%), AngloGold Ashanti (45%) and OKIMO (10%), which
represents the interest of the DRC government in the Kibali
gold project.
Ghana
The Constitution of Ghana as well as the Minerals and Mining
Act, 2006 (Act 703) (the Act) provide that all minerals in Ghana in their natural state are the property of the State and title to them is vested in the President on behalf of and in trust for the people of Ghana, with rights of prospecting, recovery and
associated land usage being granted under licence or lease.
The grant of a mining lease by the Minister of Mines is normally subject to parliamentary ratification unless the mining lease falls into a class of transactions exempted by Parliament.
Control of mining companies
The Minister of Mines has the power to object to a person
becoming or remaining a ‘shareholder controller’, a ‘majority shareholder controller’ or an ‘indirect controller’ of a company which has been granted a mining lease if he considers that the public interest would be prejudiced by the person concerned
becoming or remaining such a controller.
Stability agreements
The Act provides for stability agreements as a mechanism to
ensure that the incentives and protection afforded by laws in force at the time of the stability agreement are guaranteed
for 15 years. A stability agreement is subject to ratification by Parliament.
Prior to the business combination between AngloGold and
Ashanti in April 2004, AngloGold and the government of
Ghana agreed the terms of a stability agreement to govern
certain aspects of the fiscal and regulatory framework under which AngloGold Ashanti would operate in Ghana following
the implementation of the business combination. The stability agreement necessitated the amendment of the Obuasi Mining
Lease which had been ratified by Parliament.
Under the stability agreement, the government of Ghana agreed:
· To extend the term of the mining lease relating to the Obuasi mine until 2054 on terms existing prior to the business
  combination;
· To maintain, for a period of 15 years, the royalties payable by
  AngloGold Ashanti with respect to its mining operations in
  Ghana at a rate of 3% per annum of the total revenue from
  minerals obtained by AngloGold Ashanti from such mining
  operations;
· To ensure the income tax rate would be 30% for a period of
  15 years. The agreement was amended in December 2006
  to make the tax rate equal to the prevailing corporate rate for listed companies;

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· That a sale of AngloGold Ashanti's or any of its subsidiaries'
  assets located in Ghana remains subject to the government's approval;
· To permit AngloGold Ashanti and any or all of its subsidiaries in
  Ghana to retain up to 80% of export proceeds in foreign
  currencies offshore, or if such foreign currency is held in Ghana, to guarantee the availability of such foreign currency; and
· To retain its special rights (Golden Share) under the provisions of the Mining Act pertaining to the control of a mining
  company, in respect of its assets and operations in Ghana.
Further, the Government of Ghana agreed that AngloGold
Ashanti's Ghanaian operations will not be adversely affected by any new enactments or orders, or by changes to the level
of payments of any customs or other duties relating to mining operations, taxes, fees and other fiscal imports or laws relating to exchange control, transfer of capital and dividend
remittance for a period of 15 years after the completion of the business combination. For fiscal years 2009 and 2010, the
government, through the National Fiscal Stabilisation Act 2009
(Act 785), imposed a 5% levy on all profits before tax for mining companies as a temporary measure to raise additional revenue to meet critical expenditures, while maintaining government’s fiscal objectives. In the 2011 Budget Statement and Economic
Policy delivered on 18th November 2010, the Government
extended the application of the Act for another fiscal year.
Ashanti has however been exempted from the application of
this Act by virtue of its Stability Agreement. In March 2010, the
Parliament of Ghana passed an amendment to the Minerals &
Mining Act, 2006 (Act 703) namely the Minerals and Mining
(Amendment) Act, 2010 (Act 794) which amended section 25
of the Minerals & Mining Act, by fixing the royalty rate at 5%
instead of the previous provision which stated that royalty
payable shall not be more than 6% or less than 3% of the total revenue of minerals obtained by the holder. By this, mining
companies are now to pay 5% of total revenue of minerals
obtained, as royalties. Again AngloGold Ashanti has been
exempted from the application of this amendment by virtue of its Stability Agreement.
Retention of foreign earnings
AngloGold Ashanti's operations in Ghana are permitted to
retain 80% of their foreign exchange earnings in such an
account. In addition, the company has permission from the
Bank of Ghana to retain and use dollars, outside of Ghana,
required to meet payments to the company's hedge
counterparts which cannot be met from the cash resources of
its treasury company.
Localisation policy
A detailed programme must be submitted for the recruitment
and training of Ghanaians with a view to achieving
'localisation', which is the replacement of expatriate personnel by Ghanaian personnel. In addition, the holder must give
preference to Ghanaian products and personnel, to the
maximum extent possible, consistent with safety, efficiency
and economies.
Except as otherwise provided in a specific mining lease, all immovable assets of the holder under the mining lease vest in the State on termination, as does all moveable property that is fully depreciated for tax purposes. Moveable property that is not fully depreciated is to be offered to the State at the
depreciated cost. The holder must exercise his rights subject to such limitations relating to surface rights as the Minister of
Mines may prescribe.
Mining properties
Obuasi
The current mining lease for the Obuasi area was granted by
the Government of Ghana on 5 March 1994. It grants mining
rights to land with an area of approximately 334 square
kilometres in the Amansie East and Adansi West districts of
the Ashanti region for a term of 30 years from the date of the agreement. In addition, the application for a mining lease
over the adjacent 140 square kilometres has also been
granted, resulting in the total area under mining lease
conditions increasing to 474 square kilometres, (the Lease
Area). The company is required to pay rent to the
Government of Ghana (subject to review every five years,
when the rent may be increased by up to 20%) at a rate of
approximately $5 per square kilometre and such royalties as
are prescribed by legislation, including royalties on timber felled within the Lease Area. The Government of Ghana
agreed to extend the term of the mining lease relating to the
Obuasi mine until 2054. The mining lease was formally
ratified by Parliament on 23 October 2008.
Iduapriem and Teberebie
Iduapriem has title to a 33 square kilometre mining lease
granted on 19 April 1989 for a period of 30 years. The terms
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and conditions of the lease are consistent with similar leases granted in respect of the Obuasi mining lease. Teberebie has two leases, one granted in February 1998 for a term of 30
years, and another granted in June 1992 for a term of 26
years. In January 2009 Iduapriem obtained a new mining
lease, the Ajopa Concession, for a period of 10 years. The
concession covers an area of 48.34m
2
.
Guinea
In Guinea, all mineral substances are the property of the state.
Mining activities are primarily regulated by the Mining Code,
1995. The right to undertake mining operations can only be
acquired by virtue of one of the following mining titles:
surveying permit, small-scale mining licence, mining
prospecting licence, mining licence or mining concession.
The holders of mining titles are guaranteed the right to dispose freely of their assets, to organise their enterprises as they wish, the freedom to engage and discharge staff in accordance with the regulations in force, the free movement of their staff and their products throughout Guinea and freedom to dispose of
their products in international markets.
The group's Guinea subsidiary, Société Anglogold Ashanti
Goldfields de Guinée SA (SAG), has title to the Siguiri mining concession area which was granted on 11 November 1993 for
a period of 25 years. The agreement provides for an eventual extension/renegotiation after 23 years for such periods as may be required to exhaust the economic Ore Reserve.
At Siguiri, the original area granted of 8,384 square kilometres was reduced to a concession area of four blocks totalling
1,495 square kilometres.
SAG has the exclusive right to explore and mine in the
remaining Siguiri concession area for an additional 22-year
period from 11 November 1996 under conditions detailed in
a Convention de Base which predates the new Guinea
Mining Code.
Key elements of the Convention de Base are that:
· The Government of Guinea holds a 15% free-carried or non-
  contributory interest; a royalty of 3% based on a spot gold price of less than $475/oz, and 5% based on a spot gold
  price above $475/oz, as fixed on the London Gold Bullion
  Market, is payable on the value of gold exported;
· A local development tax of 0.4% is payable on gross sales
  revenue;
· Salaries of expatriate employees are subject to a 10%
  income tax;
· Mining goods imported into Guinea are exempt from all
  import taxes and duties for the first two years of commercial production; and
· SAG is committed to adopt and progressively implement a
  plan for the effective rehabilitation of the mining areas
  disturbed or affected by operations.
The Convention de Base is subject to early termination if both parties formally and expressly agree to do so, if all project activities are voluntarily suspended for a continuous period of eight months or are permanently abandoned by AngloGold
Ashanti’s subsidiary, or if SAG goes into voluntary liquidation or is placed into liquidation by a court of competent jurisdiction.
In addition to the export tax payable to the Government of
Guinea, a royalty on production may be payable to the
International Finance Corporation (IFC) and to Umicore SA,
formerly Union Miniere (UM). Pursuant to the option agreement between UM and Golden Shamrock Mines Limited (GSM), a
royalty on production may be payable to UM by Chevaning
Mining Company Limited (CMC) or GSM, which payment
obligation has been assigned to AngloGold Ashanti (Ghana)
Limited, on a sliding scale of between 2.5% and 7.5%, based
on the spot gold price per ounce of between $350 and
$475/oz, subject to indexing from 1 January 1995, to a
cumulative maximum of $60m. In addition, under the terms of
the restructuring agreement with the IFC, a sliding scale royalty on production may be payable to the IFC, calculated on the
same basis but at half the rate payable to UM, to a maximum
of $7.8m. The royalty payable to the IFC was fully discharged in January 2008, and the royalty payment payable to Umicore
was fully discharged in December 2010.
Mali
Mineral rights in Mali are governed by Ordinance No. 99-32/P-
RM of 19 August 1999 enacting the mining code, as amended
by No. 013/2000/P-RM of 10 February 2000 and ratified by
Law No. 00-011 of 30 May 2000 (the Mining Code), and
Decree No. 99-255/P-RM of 15 September 1999
implementing the Mining Code.
Prospecting activities carried out under prospecting
authorisations (autorisation de prospection), is an exclusive

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AngloGold Ashanti Annual Financial Statements 2010
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right for an individual or corporate entity to carry out
prospecting activities over a given area for a period of three years renewable without a reduction in the area of the
authorisation. Research activities may be carried out under
research permits (permis de recherché). The latter are
granted to corporate entities only by order of the Minister in charge of Mines. Research permits are granted for a period
of three years, renewable twice for additional three-year
periods. Each renewal of the research permit requires a
relinquishment of 50% of the area covered by such permit.
The entity applying for such a permit must provide proof of
technical and financial capabilities.
An exploitation permit (permis d'exploitation) is required to mine a deposit located within the area of a prospecting
authorisation or a research permit. The exploitation permit
grants exclusive title to prospect, research and exploit the named substances for a maximum period of 30 years
renewable three times for an additional 10 years. The
exploitation permit is granted only to the holder of an
exploration permit or of a prospecting authorisation and covers only the area covered by the exploration permit or the
prospecting authorisation. An application must be submitted
to the Minister in charge of Mines and to the National Director of Mines.
As soon as the exploitation permit is granted, the holder of the exploitation permit must incorporate a company under the law of Mali. The holder of the permit will assign the permit for free to this company. The State will have a 10% free carried
interest. This interest will be converted into priority shares and the State's participation will not be diluted in the case of increasing the capital.
Applications for exploitation permits must contain various
documents attesting to the financial and technical capacity of the applicant, a detailed environmental study in respect of the impact of the project on the environment, a feasibility study and a bank deposit. The permit is granted by decree of the Head of
Government. A refusal to grant a permit may only be based on two grounds: insufficient evidence to support the exploitation of the deposit and/ or a failure of the environmental study.
Applications for prospecting authorisations and research
permits must contain various documents attesting to the
financial and technical capacity of the applicant, a detailed works and cost programme, a map defining the area which is
being requested and the geographical coordinates thereof, the exact details relating to the identity of the applicant and
evidence of the authority of the signatory of the application.
Such titles are granted by ministerial order. Any refusal to grant such titles shall be notified by letter from the Minister in charge of Mines to the applicant.
The mining titles mentioned above all require an establishment convention (convention d'etablissement) to be signed by the
State and the titleholder defining their rights and obligations. A standard form of such establishment convention has been
approved by decree of the Head of Government.
AngloGold Ashanti has interests in Morila, Sadiola and Yatela, all of which are governed by establishment conventions
covering exploration, mining, treatment and marketing in a
comprehensive document. These documents include the
general conditions with regard to exploration (work
programme, fiscal and customs regime) and exploitation
(formation of a local limited liability company and mining
company, state shareholdings, the fiscal and customs regime
during construction and exploitation phases, exchange
controls, marketing of the product, accounting regime, training programmes for local labour, protection of the environment,
reclamation, safety, hygiene and settlement of disputes).
As the establishment conventions contain stabilisation
clauses, the mining operations carried out by the AngloGold
Ashanti entities in Mali are subjected to the provisions of the previous mining codes of 1970 and 1991 but also, for residual matters, to the provisions of the Mining Code of 1999.
AngloGold Ashanti has complied with all applicable
requirements and the relevant permits have been issued.
Morila, Sadiola and Yatela have 30-year permits which expire in 2029, 2024 and 2030, respectively.
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Namibia
Mineral rights in Namibia vest in the State. In order to prospect or mine, the Ministry of Mines and Energy initially grants an exclusive prospecting licence and, on presentation of a
feasibility study, a mining licence is then granted, taking into account the abilities of the company, including its mining,
financial and technical capabilities, rehabilitation programmes and payment of royalties. The relevant licence was granted to
AngloGold Namibia (Pty) Ltd in respect of its mining and
prospecting activities in Namibia. The current 15-year mining licence expires in October 2018. Application has been
submitted to the Ministry of Mines and Energy during 2010 for the extension of the mining area to include anomaly 16 as well as for an extension of the mining licence to 2030.
Tanzania
Mineral rights in the United Republic of Tanzania are governed by the Mining Act of 1998 (the Act), and the Mining
Regulations, 1999 and property and control over minerals are vested in the United Republic of Tanzania. Prospecting for the
mining of minerals, except petroleum, may only be conducted
under authority of a mineral right granted by the Ministry of
Energy and Minerals under this Act.
The three types of mineral rights most often encountered,
which are also those applicable to AngloGold Ashanti, are:
· Prospecting licences;
· Retention licences; and
· Mining licences.
A prospecting licence grants the holder the exclusive right to prospect in the area covered by the licence for all minerals, other than building materials and gemstones, for a period of three years. Thereafter, the licence is renewable for two further periods of two years each. On each renewal, 50% of the area
covered by the licence must be relinquished. Before
application is made for a prospecting licence with an initial prospecting period (a prospecting licence), a prospecting
licence with a reconnaissance period (a prospecting
reconnaissance) may be applied for a maximum area of 5,000
square kilometres. This is issued for a period of two years after which a three-year prospecting licence is applied for.
A company applying for a prospecting licence must, inter alia, state the financial and technical resources available to it.
A retention licence can also be requested from the minister, after the expiry of a prospecting licence period, for reasons ranging from funds to technical considerations.
Mining is carried out through either a mining licence or a
special mining licence, both of which confer on the holder
thereof the exclusive right to conduct mining operations in or on the area covered by the licence. A mining licence is granted for a period of 10 years and is renewable for a further period of
10 years. A special mining licence is granted for a period of
25 years or for the estimated life of the orebody, whichever is shorter, and is renewable for a further period of 25 years. If the holder of a prospecting licence has identified a mineral deposit within the prospecting area, which is potentially of commercial significance but cannot be developed immediately for reasons of technical constraints, adverse market conditions or other economic factors of a temporary character, it can apply for a retention licence which will entitle the holder thereof to apply for a special mining licence when it sees fit to proceed with mining operations.
A retention licence is valid for a period of five years and is thereafter renewable for a single period of five years. A mineral right may be freely assigned by the holder thereof to another person or entity by notifying the Commissioner for Minerals, except for a mining licence, which must have the approval of the Ministry to be assigned. However, this approval
requirement for the assignment of a mining licence will not
apply if the mining licence is assigned to an affiliate company of the holder or to a financial institution or bank as security for any loan or guarantee in respect of mining operations.
A holder of a mineral right may enter into a development
agreement with the Ministry to guarantee the fiscal stability of a long-term mining project and make special provision for the payment of royalties, taxes, fees and other fiscal imposts.
AngloGold Ashanti has complied with all applicable
requirements and the relevant licences, which have been
issued for 25 years, expiring in 2023.

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AngloGold Ashanti Annual Financial Statements 2010
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The entire property and control over minerals on, in or under the land is vested in the United Republic of Tanzania. No person is allowed to prospect for minerals or carry on mining operations except under the authority of a Mineral Right granted, or
deemed to have been granted under the Mining Act, 1998. In
order to prospect or mine, the Ministry of Minerals and Energy initially grants an exclusive prospecting licence and on
presentation of a feasibility study, a mining licence is then granted taking into account the ability of the company, including its mining, financial and technical capabilities, rehabilitation programmes and payment of royalties. The relevant licence was granted to Geita Gold Mine Ltd in respect of its mining in
Tanzania. The current 25-year mining licence expires in 2023.
There is a new Mining Act which has been passed by
Parliament this year. The new Mining Act and its Regulations came into force in November 2010.
Australasia
Australia
In Australia, with a few exceptions, all onshore minerals are owned by the Crown (in right of the State). The respective
Minister for each State and Territory is responsible for
administering the relevant Mining legislation enacted by the
States and Territories.
Native Title legislation applies to certain mining tenure within
Australia. Australia recognises and protects a form of Native
Title which reflects the entitlement of Aboriginal people to their traditional lands in accordance with their traditional custom and laws. Should Native Title claims or determinations exist, certain Native Title processes and procedures will apply under the Native Title Act 1993 (Cth) before the tenure is granted.
Other Federal and State Aboriginal heritage legislation
operates in parallel to Native Title legislation, and are
predominantly for the purposes of protecting Aboriginal sites and areas of significance from disturbance. To date, there has not been any significant impact on any of AngloGold Ashanti’s tenure due to Native Title or Aboriginal Heritage legislation.
AngloGold Ashanti's operating properties are located in the
state of Western Australia. The most common forms of tenure
are exploration and prospecting licences, mining leases,
miscellaneous licences and general purpose leases. In most
Australian states, if the holder of an exploration licence
establishes indications of an economic mineral deposit and
complies with the conditions of the grant, the holder of the exploration licence has a priority right against all others to apply for a mining lease which gives the holder exclusive
mining rights with respect to minerals on the property.
It is possible for an individual or entity to own the surface of the property and for another individual or entity to own the mineral rights. Typically, the maximum initial term of a mining lease is
21 years and the holder has the right to renew the lease for an additional 21 years. Subsequent renewals are granted at the
discretion of the respective State or Territory's minister
responsible for mining rights. Mining leases can only be
assigned with the consent of the relevant minister.
Government royalties are payable as specified in the relevant legislation in each State or territory. A general purpose lease may also be granted for one or more of a number of permitted purposes. These purposes include erecting, placing and
operating machinery and plant in connection with mining
operations, depositing or treating minerals or tailings and using the land for any other specified purpose directly connected
with mining operations.
AngloGold Ashanti owns the mineral rights and has 21-year
term mining leases with rights of renewal to all of its mining areas in Australia, including its proportionate share of joint venture operations. Both the group and its joint venture
partners are fully authorised to conduct operations in
accordance with relevant laws and regulations. The mining
leases and rights of renewal cover the current life-of-mine at
AngloGold Ashanti's operations in Australia.
Americas
Argentina
According to Argentinian mining legislation, mines are the
private property of the nation or a province, depending on
where they are located. Individuals are empowered to explore for and to exploit and dispose of mines as owners by means
of a legal licence granted by a competent authority under the
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provisions of the Argentine Mining Code. The legal licences granted for the exploitation of mines are valid for an
undetermined period, provided that the mining title holder
complies with the obligations settled in the Argentine Mining
Code. In Argentina, the usual ways of transferring a right over a mining licence are: to sell the licence; to lease such a licence;
or to assign the right under such a licence by a beneficial
interest or Usufruct Agreement. In the case of Cerro
Vanguardia – AngloGold Ashanti's operation in Argentina – the mining title holder is its partner, Fomicruz, and in terms of the
Usufruct Agreement signed between them and Cerro
Vanguardia SA on 27 December 1996, the latter has the
irrevocable right to the exploitation of the deposit for a period of 40 years. This agreement expires on 27 December 2036.
Brazil
In Brazil, there are two basic mining rights:
· a licence for the exploration stage, valid for a period of up to three years, renewable once; and
· a mining concession or mine manifest, valid for the life of the deposit.
In general, exploration licences are granted on a first-come, first-served basis. Mining concessions are granted to the
holders of exploration licences that manage to prove the
existence of a Mineral Resource and have been licensed by the competent environmental authority.
Mine manifests (mining titles granted in 1936) and mining
concessions (mining titles presently granted through an order signed by the Secretary of Mines of the Ministry of Mines and
Energy) are valid for an undetermined period until the depletion of reserves, provided that the mining title holder complies with current Brazilian mining and environmental legislation, as well as with those requirements set out by the National Department of Mineral Production (DNPM) which acts as the inspecting
entity for mining activities. Obligations of the titleholder include:
· The start of construction, as per an approved development
  plan, within six months of the issuance of the concession;
· Extracting solely the substances indicated in the
  concession;
· Communicating to the DNPM the discovery of a mineral
  substance not included in the concession title;
· Complying with environmental requirements;
· Restoring the areas degraded by mining;
· Refraining from interrupting exploitation for more than six months; and
· Reporting annually on operations.
The difference between a mine manifest and a mining
concession lies in the legal nature of these two mining titles, since it is much more difficult and complicated for the public administration to withdraw a mine manifest than a mining
concession. Although, in practice, it is possible for a manifest to be cancelled or to become extinct if the abandonment of the mining operation is formally proven. All of AngloGold Ashanti's operations in Brazil have indefinite mining licences.
Colombia
In Colombia, all mineral substances are the property of the
State of Colombia. Mining activities are primarily regulated by the Mining Code, Act 685, 2001 and Act 1382, 2010. The
underlying principle of Colombian mining legislation is: first in time, first in right.
The process starts with a proposal, the presentation of which gives a right of preference to obtain the area, provided it is available. The maximum extent of an area covered by such a
proposal is 10,000 hectares. Once a proposal has been
received, the relevant government agency undertakes an
investigation to determine whether another proposal has been received regarding the area concerned or whether an existing contract for the area is already in place. The government
agency grants a “free zone” when the proposal made has a
right of preference.
The new law includes the possibility for the government to
reserve some areas to offer in a bidding process.
The concession contract
The government agency grants an exclusive concession
contract for exploration and exploitation. Such a concession allows the concessionaire to conduct the studies, works and
installations necessary for establishing the existence of
minerals and their exploitation. The total term of such a
concession is 20 years. Following an amendment, the
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period is no longer automatic. To receive the extension, the concessionaire must request the extension two years before
the termination of the initial 20-year period, and must present economic, environmental and technical information. Because
the extension is not automatic, the concessionaire must
renegotiate conditions of the extension.
According to the new law, the exploration period has been
extended until 11 years. To receive the extension, the
concessionaire must present a technical report every two
years and explain its proposed activities for the next two years.
Once the concessionaire has completed its exploration
programme, a proposed plan of works and installations and a
study of the environmental impact must be completed in order to receive an environmental licence, without which the mining project may not be developed.
The terms of the concession and all obligations relating to it, start from the date of registration of the contract at the National
Mining Register. Once a mining concession has been
awarded, the operating entity must take out an insurance
policy to cover any possible environmental damage and its
mining obligations.
There are some areas where mining activity is prohibited.
These areas are:
a) national parks;
b) regional parks;
c) protected forest reserves;
d) paramus (included in the new law); and
e) wetlands, according to the Ramsar Convention (included in the new laws).
For the forest reserves (these are not protected forest reserves but rather land set aside for active forestry purposes), it is necessary to extract this area to start activities after initial prospection in the exploration phase (ie. drilling). This extraction consists of a specific permit to partially and temporarily change the use of the soil to permit such exploration activities.
Surface fee
After exploration and construction of the infrastructure for the mine, royalty payments are due.
The new law changes the payments of the cannon fees.
Without taking into consideration the extension of the areas, as it was before, the amount of the cannon is due from the
moment the area is declared available for the company (rather than from signature of the concession contract) and changes
according to the number of years:
· From 1 to 5 years: approximately $9.00 per hectare
  per year.
· For years 6 and after, approximately $11.00 per hectare
  per year.
Royalty
The royalty paid to the Colombian government is equivalent to a percentage of the exploited primary product, the object of the mining title, and its sub-products. For gold, the percentage of the royalty to be paid is 4%.
United States of America
Mineral rights, as well as surface rights, in the US are owned by private parties, state governments or the federal
government. Most land prospective for precious metals
exploration, development and mining is owned by the federal
government and is obtained through a system of self-initiated location of mining claims pursuant to the General Mining Law of 1872, as amended. Individual states typically follow a lease system for state-owned minerals. Private parties have the
right to sell, lease or enter into other agreements, such as joint ventures, with respect to minerals that they own or
control. All mining activities, regardless of whether they are situated on privately- or publicly-owned lands, are regulated by a myriad of federal, state and local laws, regulations, rules and ordinances, which address various matters including
environmental protection, mitigation and rehabilitation.
Authorisations and permits setting forth the activities and
restrictions pertaining thereto are issued by the responsible governmental agencies for all phases of mining activities.
Cripple Creek & Victor Gold Mining Company’s Cresson
Project consists almost entirely of owned, patented mining
claims from former public lands, with a small percentage of
private and state lands being leased. The total area of control is approximately 7,100 acres. Patented claims vest ownership in the holder, including the right to mine for an indefinite tenure.
All life-of-mine reserves are within these property controls. The mining and rehabilitation permits issued by the State of
Colorado are life-of-mine permits.
The regulatory environment enabling
AngloGold Ashanti to mine

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Mine site rehabilitation and closure
All mining operations will eventually cease. For AngloGold
Ashanti, an integral aspect of operating its mines is ongoing mine closure planning, together with the associated estimates of liability costs and the assurance of adequate financial
provisions to cover these costs. An estimate of future liabilities is given in the provisions note to the annual financial
statements, note 34 on page 318.
The company’s Environment and Community Policy commits
the company, amongst others, to ensuring that “financial
resources are available to meet its closure obligations”. One of the company's values is that “the communities and societies in which we operate will be better off for AngloGold Ashanti
having been there”.
In order to ensure that operating staff and the company’s
stakeholders understand clearly what these statements mean
in practice and to set a common benchmark across the
company, a closure and rehabilitation management standard
was finalised during 2009. Operations have been given two
years (ie. end 2011) to achieve full compliance with the
standard. Guidelines to assist operations to implement the
standard were developed during 2009/10. A workshop was
held in December 2010 to ensure alignment amongst
environmental, social and accounting professionals within the company and to share best practices across the group.
The evaluation of new projects takes into account closure
and associated costs in a conceptual closure plan. The
AngloGold Ashanti standard requires that an interim closure
plan be prepared within three years of commissioning an
operation, or earlier if required by legislation. This plan is reviewed and updated every three years (annually in the final three years of a mine’s life) or whenever significant changes are made, and take into account operational conditions,
planning and legislative requirements, international protocols, technological developments and advances in practice. The
interim plan becomes a final plan at least three years before closure is anticipated.
For many of the older mines, closure planning and the
evaluation of environmental liabilities is a complex process. This is particularly the case in Brazil, Ghana and South Africa, where many of the long-life operations present environmental legacies that may have developed over a century or more. A particular challenge is concurrent rehabilitation, which is carried out while a mine is still operating. This practice serves to decrease the current liability and reduces the final rehabilitation and closure work that must be undertaken, but has the potential to sterilise reserves, which the company might wish to exploit should
conditions, such as the gold price, change.
An assessment of closure liabilities is undertaken annually.
Ongoing
planning
to mining operations
integral
mine closure

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AngloGold Ashanti Annual Financial Statements 2010
Gold production
Gold production
1. Exploration
2. Creating
    access
3. Removing
     the ore
4. Transportation
5. Processing
6. Refining
AngloGold Ashanti’s
core
business
is the production of gold

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Gold production can be divided into six main activities
supported by mine planning, engineering services, ventilation, rock engineering, procurement, finance, social and
environmental services and human resources, among others.
The six core production processes are:
1. Exploration – Finding the orebody
AngloGold Ashanti’s exploration work is split into two
functions. The company’s greenfield exploration team identifies and evaluates targets on its own or in conjunction with joint venture partners. The brownfield exploration team is
responsible for identifying the limits of known deposits or
finding additional deposits close to existing operations to
facilitate organic growth. All discoveries undergo a well
structured and intensive evaluation process aimed at
improving confidence in the Mineral Resource and Ore
Reserve estimates before developing or expanding the mine.
2. Development – Creating access to
the orebody
Two types of mining are used to access orebodies:
· Underground mining: a vertical or decline (inclined) shaft is sunk deep into the ground to transport people and mining
  materials to underground levels from which the orebody is
  accessed through horizontal tunnels known as haulages
  and cross-cuts. Further development is then undertaken to
  open the orebody so mining can take place; and
· Open-pit mining: this method is employed when ore lies
  close to surface and can be exposed for mining by stripping overlying, barren material.
3. Mining – Removing the ore
In underground mining, holes are first drilled into the orebody, filled with explosives and blasted. The blasted ‘stopes’ or
‘faces’ are then cleaned and the ore released by blasting is then ready to be transported to surface.
In open-pit mining, the material may be ‘free digging,’ although drilling and blasting is usually necessary to break the ore and waste prior to transportation. Excavators then load the
material onto haul trucks which transport the material to the plant, ore stockpiles or waste dump facility.
4. Transportation – Moving broken material
from mining face to the plant
Underground material is brought to surface by a combination
of horizontal and vertical transport systems. Once on surface, ore is transported to the processing facilities by surface rail or overland conveyors and waste material is deposited on low
grade dumps.
In open-pit operations, haul trucks deliver ore directly to the processing facilities.
5. Processing – Treating the ore to recover
the gold
Liberation is the first step in processing and involves breaking up ore, which is delivered as large rocks, into small particles so contained gold minerals are exposed and available for
recovery. This is usually undertaken by a combination of multi-
stage crushing and milling circuits with associated screening and classification processes to ensure that material of the
correct size is removed promptly from the milling circuit.
Coarse, liberated gold particles, which may not dissolve fully during the cyanide leach process, are removed by gravity
concentration during milling with the resultant concentrate
undergoing separate processing.
Recovery of gold can then commence, depending on the
nature of the gold contained in the ore.
There are two basic classes of ore:
· Free-milling: where gold is readily available for recovery by the cyanide leaching process; and
· Refractory ores: where gold is not readily available for
  leaching because it is locked within a sulphide mineral matrix
  (e.g. pyrite), extremely finely dispersed within the host rock
  (not yet exposed), or alloyed with other elements which
  retard or prevent leaching (e.g. tellurides).
Free milling and oxidised refractory ores are processed for gold recovery by leaching ore in agitated tanks in an alkaline
cyanide leach solution which dissolves the gold. This is
generally followed by adsorption of the dissolved gold cyanide complex onto activated carbon at a significantly higher

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AngloGold Ashanti Annual Financial Statements 2010
Gold production
concentration. In some operations, the gold bearing solution is filtered from the pulp and gold is then precipitated by the
addition of zinc dust.
Refractory ores undergo pre-treatment to make them more
amenable to cyanide leaching. This commonly takes the form
of separating the gold-bearing sulphide materials from the
barren gangue material by using flotation to produce a high-
grade sulphide concentrate. The sulphide concentrate is then oxidised by either roasting – as at AngloGold Ashanti Córrego
Do Sítio Mineração; bacterial oxidation (BIOX) – as at Obuasi;
or in pressure oxidation units. This oxidation destroys the
sulphide matrix and exposes the gold particles thereby making them amenable to recovery by the cyanidation process.
An alternative to the milling and leaching process is the heap leach process, generally applicable to high-tonnage,
low-grade ore deposits. It can, however, also be successfully applied to medium-grade deposits where smaller ore deposit
tonnages cannot economically justify a capital-intensive
milling and leaching plant. In this process, ore is simply
crushed to a coarse size and heaped on a lined leach pad.
Low-strength alkaline cyanide solution is dripped onto the
heap for periods of up to three months. The gold dissolves
and the gold bearing solution is collected from the base of the heap and transferred to carbon-in-solution (CIS) columns,
where the gold cyanide complex is adsorbed onto activated
carbon. The barren solution is refreshed and recycled to the top of the heap.
Gold which has loaded (adsorbed) onto activated carbon is
recovered by a process of re-dissolving it from the activated carbon (elution), followed by precipitation in electro-winning cells and subsequent smelting of the precipitate into doré bars, which have a gold content of between 85% and 95%. These
bars are shipped to gold refineries for further processing.
Valuable by-products are generated during the gold recovery
process at certain AngloGold Ashanti operations. These by
products are:
· Silver, which is associated with the gold at some of our
  operations;
· Sulphuric acid, which is produced from the gases generated during sulphide roasting; and
· Uranium, which is recovered in a process which involves
  sulphuric acid leaching, followed by recovery of the leached uranium onto resin and subsequent stripping of the resin by sulphuric acid and precipitation of ammonium diurinate
  (yellow cake) using ammonia. Uranium oxide is then
  produced by calcination (heating) of the yellow cake.
Residue from processing is pumped to well-designed tailings-
storage facilities, where the solids settle to form a beach, while the water is reused.
6. Refining – Preparing the gold for market
The doré bars are transported to a precious metal refinery,
where the gold is upgraded to a purity of 99.5% or greater, for sale to a range of final users. High-purity gold is referred to as
‘good delivery’, which means it meets the quality standards set by the London Bullion Market Association and gives the buyer assurance of its gold content and purity.
Gold production

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Business sustainability
AngloGold Ashanti has reported on social investment and
sustainability issues since 2002. In 2009 the reporting
approach used by the company was reviewed, taking into
account leading international practice, and the company
moved towards the production of a more focused report,
which clearly identifies the issues that are important in making the business viable over the longer term.
Six focus areas were identified for sustainability reporting in
2010, and are summarised in the table below.
This table sets out the context for each issue. More detail on our performance can be found in the company’s sustainability report for 2010 – Sustainable gold.
Sustainable development – a summary
gold
Sustainable
Key focus areas
Our context
Improving operational
Safety is our first value and the most important business consideration. We are safety performance
committed to creating the safest possible environment for our employees and, over the longer term, to operating an injury-free business.
Managing health impacts that
We do not accept ill health as a natural consequence of our business and believe arise at our operations and in
that employees must be able to go home fit and well at the end of each working day.
our communities
Our most material health risks relate to silicosis, noise-induced hearing loss,
HIV/AIDS and malaria.
Operating with respect for
Our concern for operating with respect for human rights stems from our aim to human rights
place people first in all aspects of the business. Human rights considerations cut across a range of disciplines at AngloGold Ashanti, including health, safety, security, community, environmental, human resources, legal and regulatory, governance and labour relations. Human rights considerations have been considered in developing policies in these areas, and we have focused in particular on embedding the
Voluntary Principles on Security and Human Rights (VPSHR) into our security practices. We have not, however, had a company-wide human rights policy in place.
This is an area of work which was initiated in 2010 and will be developed further in
2011, in alignment with progress that has been made in the UN in defining the responsibilities of business to respect human rights.

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AngloGold Ashanti Annual Financial Statements 2010
Sustainable development – a summary
Key focus areas
Our context
Relationships with the
AngloGold Ashanti is developing a global sustainability strategy which aims to communities which host
create value for all of its business and social partners. We operate in our operations
regions where communities are vulnerable. Transparency is therefore important in our interactions with governments and communities, and essential if they are to derive sustainable economic benefit from our operations.
A lifecycle approach -
We aim to leave host communities better off for our presence, which implies that, exploration and closure
even at the exploration phase of a project, we need to take into account the fact that our mines will eventually close. Communities which have hosted our operations must be consulted on what we leave behind in terms of infrastructure and impacts.
Effective stewardship of the
Mining operations use increasingly scarce resources such as energy, water and environment and of the natural
land and can have substantial impacts on the environment, both positive and negative.
resources that we use, primarily
Key concerns in this area relate to water, energy and greenhouse land, water and energy
gas emissions, land, climate change, hazardous materials and air quality. In February
2010, operations at Iduapriem in Ghana were suspended for a period of two and a half months due to potentially adverse environmental impacts arising from the tailings storage facility at the operation. In conjunction with the Environmental Protection
Agency of Ghana (EPA), an interim location for tailings storage was identified.
Construction of a new storage facility to cater for life of mine tailings deposition is in progress and this new facility will become operational in the first half of 2011.
Our sustainability commitments
In the pages which follow, we set out our future commitments on each of these focus areas, as well as our performance against commitments made in our 2009 reporting cycle. We will report back on our progress against these commitments in our 2011 report.
The commitments listed below are based on the key focus areas currently identified. They will be reviewed in light of the strategy process that is underway.
Sustainable development – a summary
Improving operational safety performance
Our 2009 commitments
Our progress in 2010
Our 2011 commitments
In 2011, we aim to achieve continued improvement in safety performance towards our 2015 business goal of an all injury frequency rate of less than 9 per million hours worked. Our target to reduce fatalities by 70% by 2012 (from a 2007 baseline) remains intact.
Work is under way to continue implementation of safety transformation within Project ONE in 2011 through:
· completion of guidelines by mid-2011 to support roll out of the global safety standards;
· implementation of a new model and process for accident investigation;
· a review of organisational safety capabilities; and
· development of operational safety plans to business unit teams.
Achieving a further 20% reduction in
the all injury frequency rate with the
long-term objective of operating an
accident-free business
We achieved a reduction of 11% in our all injury frequency rate in 2010. Although this is short of our target for the year, we are pleased to be able to report a 45%
improvement in the all injury frequency rate since 2007, from 20.95 in 2007 to 11.50 in 2010. Due to the transformational nature of our safety interventions, our expectation was that improvements would be achieved through a series of step changes.
Begin implementation of the Safety
Transformation project
Implementation of the Safety Transformation project has begun – the project was launched in May 2010. Significant work was undertaken on integrating the project into the operating framework of the business.

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Managing health issues
Our 2009 commitments
Our progress in 2010
Our 2011 commitments
To progress our health strategy, we intend to undertake health risk assessments and health system audits at our operations in
Continental Africa by the end of 2011 and complete health risk assessments and health system audits for the balance of our operations by the end of 2012.
We have set the following goals relating to wellness and occupational environment:
· continue progress towards the industry milestone of no new cases of silicosis among previously unexposed employees in South
  Africa (2008 onwards) after December 2013;
· meet the industry milestone of no deterioration in hearing greater than 10% among occupationally-exposed individuals at South
  African operations;
· roll out integrated malaria programmes, drawing on the model implemented at Obuasi in Ghana, at operations in Mali, Tanzania and Guinea; and
· in South Africa, continue efforts to reduce occupational tuberculosis (TB) incidence to 2.25% of all South African employees by
  2015 and successfully cure 85% of new cases (our long-term target is the reduction of TB incidence to 1.5% of all South African employees by 2029).
We are working towards achievement of this industry milestone. It is still too early to provide a meaningful assessment of this group of employees due to the latent nature of this disability.
We have been in compliance with the 2013 industry noise targets since 2008 and have now set lower internal benchmarks.
Intensify hearing conservation
programmes and continue to silence –
to acceptable levels – all identified
noise equipment in order to achieve
the industry milestone of no
deterioration in hearing greater than
10% among occupationally-exposed
individuals at South African operations
Elimination of new cases of silicosis
after December 2013 among
employees in South Africa with no
occupational exposure prior to 2008
We are working towards achievement of this industry milestone. Due to the latency period of the disease we are not yet able to provide a meaningful assessment of this group of employees. We have, however, met and exceeded industry milestones on silica dust exposure as one of the measures in place to combat this disease and have set lower internal benchmarks for exposure.
Maintain a rate of 80% of South
African employees attending voluntary
counselling and testing for HIV (VCT)
during 2010, excluding current
wellness clinic attendees
74% of South African employees attended VCT during 2010. The uptake of VCT programmes has been falling since 2008. Programmes relating to the prevention of
HIV/AIDS have been in place at AngloGold Ashanti since 2000 and numbers of employees presenting themselves for VCT are declining. Communications and awareness efforts continue, as does the provision of anti-retroviral therapy (ART) and wellness programmes to affected employees.
Reduce by 50% the number of
avoidable drop-outs from wellness
programmes in 2010
Over 4,000 employees attended wellness programmes in 2010 and ART continues to be supplied to approximately 2,500 employees for whom this treatment is clinically indicated. We have not been able to measure the number of drop-outs from wellness programmes accurately, due to the difficulty of establishing the cause of an employee discontinuing treatment.
Reduce occupational tuberculosis (TB)
incidence to 3% of all South African
employees by 2010
We have achieved this target. The incidence of TB among South African employees was reduced to 2.64% in 2010.
Successfully cure 85% of new TB
cases in 2010
Over 90% of new cases were successfully cured in 2009. Data for 2010 is not yet available as treatment programmes for TB last between six and eight months.

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AngloGold Ashanti Annual Financial Statements 2010
Sustainable development – a summary
Sustainable development – a summary
Human rights and business
Our 2009 commitments
Our progress in 2010
Our 2011 commitments
In 2011, we aim to develop a more effective approach to human rights issues by putting in place a company-wide policy, framework and procedures.
In the area of security and human rights, we continue to target zero incidents under the Voluntary Principles on Security Human Rights
(VPSHR) and aim to reduce the number of allegations of VPSHR incidents that are made. To support achievement of this target, we will:
· complete implementation of the global security framework by the end of 2011; and
· review all contracts with private and public security services worldwide in order to standardise contract requirements by the end of 2011.
Zero violations of the Voluntary
Principles on Security and Human
Rights (VPSHR) in 2010
In 2010, two violations of the VPSHR were recorded, details are provided in the group-level Sustainability Report. We are continuing efforts to embed the VPSHR into our security management systems and practices in order to effect the continuous improvement necessary to reach our target of zero VPSHR violations.
We continue to encourage self reporting by security personnel of potential violations.
Develop a standard approach for all
contracts with private and public security
A review of all contracts with private and public security is under way in order to achieve this target and is scheduled for completion by the end of 2011.
AngloGold Ashanti and communities
Our 2009 commitments
Our progress in 2010
Final approval of management
standards and associated guidance
material that govern how the company
interacts with communities
Standards have been developed and are scheduled for approval by the executive committee of the company in 2011. Work to develop guidance material will follow shortly after approval.
Incorporate community aspects into
each operation’s ISO 14001
management system by 2012
The ISO 14001 management system is in place at all operations and progress has been made towards incorporating community aspects. Further work is being done to support sites to meet the target date which is three years following approval of the management standards by the board.
Continue to embed the government
relations function into decision-making
processes, including through
development of a management
standard by 2011
In 2010 progress was made in incorporating the government relations function into broader AngloGold Ashanti decision-making processes. The need for a management standard will be reviewed.

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AngloGold Ashanti and communities (continued)
Our 2009 commitments
Our progress in 2010
Our 2011 commitments
In 2011, we aim to better define expectations for performance with regard to community and social performance. This will be done through community-focused management standards which are currently at the latest stages of finalisation and review and are expected to be approved by the Executive Committee of the company in 2011.
Work to support and give effect to the standards will begin in 2011, after their approval, and will include the development of guidelines to aid in implementation of the standard and the allocation of appropriate resources.
To ensure an integrated approach to managing community and environmental aspects in line with the integration of the two functions, we aim to integrate community aspects into the ISO 14001 management system. Work towards this is already in progress; however, a specific work plan has been developed for 2011 to accelerate efforts such that sites will be ready to undergo certification audits by 2014.
Roll-out of a pilot government
engagement strategy model in South
African and in a minimum of two other
jurisdictions in 2011
This pilot programme remains work in progress in South Africa in 2011. Following its successful completion, we aim to extend the model to two other jurisdictions.
In South Africa, participate in the
Mining Charter review
We participated actively in the Mining Charter review, including through the relevant industry structures. The reviewed Mining Charter was agreed and published.
Exploration and closure
Our 2009 commitments
Our progress in 2010
Our 2011 commitments
In 2011 and 2012, assess compliance with the closure standard. Work to achieve compliance with the closure standard at all operations by the end of 2011 will continue. A corporate-led assurance and operations review will assess closure plans to ensure compliance and efficiency.
During 2011, the greenfield exploration business unit will be working to formalise and improve a process which will ensure that an appropriate level of community and environmental oversight is completed at each stage of exploration.
Work on findings of review conducted
in 2009 to address any site-level
deficiencies in closure plans and
ensure alignment with company
management standard by 2011
An internal multi-disciplinary committee continued to guide site-level closure planning to ensure alignment with the company standard by the end of 2011. A workshop was held in December 2010 to ensure alignment amongst environmental, social and accounting professionals within the company and to share best practices across the group.

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AngloGold Ashanti Annual Financial Statements 2010
Sustainable development – a summary
Sustainable development – a summary
Environmental and natural resource stewardship
Our 2009 commitments
Our progress in 2010
Our 2011 commitments
Improve energy performance by:
· developing site-based targets and action plans from 2012 onwards;
· continuing to refine energy metrics, performance measurement and reporting during 2011; and
· quantifying the energy benefits of business improvement initiatives.
Improve energy security at our operations by:
· finalising high-level reviews of site energy security arrangements during 2011; and
· commencing the development of site-based energy security strategies for life of mine.
Improve water performance by:
· developing site-based targets and action plans from 2012 onwards;
· continuing to refine key performance indicators, performance measurement and reporting during 2011; and
· quantifying the water benefits of business improvement initiatives.
Continue work to improve energy and
water performance including through
the development of site-level
objectives
Comprehensive energy maps have been developed for South Africa and are being progressed for all other operations. A more complete range of water performance indicators is being developed for key aspects of water performance. Site water balances are being refined. A global approach for quantifying the energy and water benefits from business improvement projects is also being progressed.
Audit the global energy and water
security position for all operations
High level energy and water security reviews have been completed at 15 of our
19 relevant operations and the balance will be completed in 2011. Strategic frameworks have been developed for energy and water management.
Continue to address key climate
change opportunities and risks
Preliminary preparations to understand site-specific climate change risks in greater detail have commenced. A project to install heat pumps at high-density residences in South Africa is almost complete and is expected to earn carbon credits. We are continuing to assess other opportunities for generating carbon credits, especially in the South Africa region where our energy consumption is 40% of the group total.
Final approval or development of
management standards and
associated guidance material that
govern how the company interacts
with the environment
Progress was made in agreeing a biodiversity management standard, which will be finalised in 2011. Guidance for the closure and rehabilitation management standard was finalised.

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People
The following commitments were made in our 2009 report and progress against these commitments is reported below:
Our 2009 commitments
Our progress in 2010
Continue with the roll out of the
System for People (SP), including the
global values survey
Significant progress was made during the year on implementation of the SP, with the development of a new delivery framework clearly defining corporate and regional roles.
The global values survey was completed in 2010 and the results reviewed by the
Executive Committee. The results will be fed back into the business in early 2011.
Review the wage negotiations strategy
in Continental Africa and develop a
model for conducting wage
negotiations which can be applied
throughout the company’s Continental
African operations
A labour engagement model was developed and successful collective bargaining processes were concluded at the Siguiri mine in Guinea and Sadiola/Yatela mines in Mali.
Standardise, to the extent possible,
the conditions of employment of senior
managers to facilitate mobility within
the company
A survey of conditions of employment with respect to senior and executive management was conducted by PwC on behalf of the company and the report submitted to the Remuneration Committee. This survey covered all the countries in which the company operates. The findings of this survey resulted in the formulation of the company’s Remuneration Policy that was approved by the shareholders at the annual general meeting held in May 2010.
Podcast available at www.aga-reports.com/10/podcasts.htm
Thero Setiloane, Executive Vice President –
Business Sustainability, AngloGold Ashanti
Our 2011 commitments (continued)
Improve water security at our operations by:
· finalising high-level reviews of water security arrangements during 2011;
· commencing the development of site-based water security strategies for life of mine; and
· embedding integrated water management at all sites, and recognising the value of managing water performance across entire site operations in a planned and coordinated manner.
Continue to address key climate change opportunities and risks, by specifying life-of-mine climate change risks in more detail for priority operations, starting in 2011 with those at greatest risk.
Over 2011 and 2012 a programme of assessing compliance with the environment-focussed management standards approved during
2009 will commence in the form of the biennial Community and Environment Review Programme (CERP). Concurrently, a roll out phase to socialise finalised community-focussed standards will commence, also as part of the CERP.

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AngloGold Ashanti Annual Financial Statements 2010
Corporate governance
AngloGold Ashanti’s mission is to create value for all those who have a stake in the company’s business. In order to
achieve this, the company has been and continues to be
committed to the highest standards of corporate governance,
guided by the principles of sustainable business, by engaging in business practices that will enable the company to safely and responsibly explore, mine and market gold and
associated products. The description of the corporate
governance systems and practices in the pages that follow
explains how the company has lived up to that commitment
during the 2010 financial period.
Corporate governance achievements
during 2010 and targets for 2011
In line with its commitment to maintain the highest standards in corporate governance and to achieve compliance with new
principles recommended in the King III Code (King III), certain corporate governance targets were set and communicated to
shareholders in the Annual Financial Statements 2009. Below
are the targets set for and those achieved in 2010, as well as explanations for the non-achievement of targets:
Corporate governance
AngloGold Ashanti
committed to
in corporate governance
practice
best
Targets set at the end of 2009
Achievements/reasons for
No. to be achieved in 2010
non-achievement
Targets for 2011
1
Update board charter to incorporate
The implementation of the Companies
The board charter will be updated in 2011,
new requirements of the Companies
Act 71 of 2008 has been delayed.
as soon as the Act becomes effective,
Act 71 of 2008 and recommendations
to bring its contents in line with other
of King III.
developments in corporate governance and
internal changes within AngloGold Ashanti.

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Targets set at the end of 2009
Achievements/reasons for
No. to be achieved in 2010
non-achievement
Targets for 2011
2
Update the board induction pack to
The board induction pack was updated
Undertake further changes and updates to
include developments in legislation
to include certain developments in
the information contained in the induction
and corporate governance.
corporate governance, legislation and
pack, as required.
internal changes within AngloGold
Ashanti. The induction pack served
as a guide to the induction of
non-executive directors appointed
during 2010 and also as a reference
document for the directors.
3
Update the terms of reference of
The terms of reference were updated
Further revisions will be effected to the
the Audit and Corporate Governance
to include provisions of King III that
terms of reference once the Companies
Committee to include new
were new to the company’s corporate
Act comes into effect and as and when
requirements of the Companies
governance practices. Most of the new
other developments in corporate
Act 71 of 2008 and the new
principles in King III were premised on
governance are effective.
requirements of King III.
the coming into effect of the
Companies Act in 2010. To that
extent, certain provisions of the Act
have been complied with ahead of the
effective date.
4
Complete the process of restructuring          Restructuring of the board continued
Further restructuring of the board and its
the board and certain committees,
in 2010. The former board chairman
committees to achieve the desired
including succession planning to
retired at the annual general meeting
balance in skills and knowledge is
achieve a better balance in skills and
held on 7 May 2010 and three new
expected in 2011.
knowledge to improve                                directors, including a new chairman
board performance.
were appointed to the board during
the year. A number of changes were
made to the membership of
board committees during the year.
5
Update board and committee annual
The forms were updated and applied in
Further amendments may be made in line
appraisal forms to ensure that key
the board and committees’ self-
with new corporate governance
performance indicators are in line
performance evaluations to be
regulations and the company’s own
with the company’s strategic
finalised in March 2011.
performance expectations.
objectives. This is expected to
improve assessment outcomes
and board delivery.
6
Review of risk management and
A new board committee, the Risk
The Risk and Information Integrity
information technology governance
and Information Integrity Committee
Committee will become fully functional
by putting in place improved
was established during the year. Details
in 2011 and is expected to put in
structures to oversee these
of developments on this subject can
place further structures, systems and
functions in line with recommendations
be found under “Board Committees”
procedures to strengthen risk and
of King III and the group’s
from page 185.
information technology governance
strategic objectives.
within the group.

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AngloGold Ashanti Annual Financial Statements 2010
Corporate governance
Targets set at the end of 2009
Achievements/reasons for
No. to be achieved in 2010
non-achievement
Targets for 2011
7
Continue with initiatives being
Project ONE gained increased traction
The integration of the SP, BPF and
undertaken under Project ONE,
across the organisation during 2010
discipline frameworks will continue during
a group-wide improvement project
as its Systems for People (SP) and
2011 along with the design of appropriate
started in 2008.
Business Process Framework (BPF)
mechanisms to engage employees in the
teams moved aggressively to progress
implementation of Project ONE, thereby
implementation. The global values
helping to create sustainable growth in
survey, designed to identify value-based
the business. Also of importance for
behaviours and to gauge employee
2011 is a renewed focus on the
engagement, was completed and
organisational values programme, using
analysed. Significant progress was made          the results of the survey, and on the
during the year, with the development of
change management work that informs
a new delivery framework, with clearer
the ongoing successful roll-out and
corporate and regional roles and
implementation of Project ONE.
accountabilities, which link the SP, BPF
and discipline frameworks, including
Transformation (or employee equity)
and Safety Transformation.
Additional significant corporate governance achievements during the year
1
Southern Africa Institute of Chartered
AngloGold Ashanti received one of the two merit awards in the Top 40 Category.
Secretaries and the JSE’s Annual
Report Award.
2
Ernst & Young Excellence in Reporting.       Awarded 5th place in the Ernst & Young Excellence in Reporting for Sustainability.
3
The terms of reference of other
The terms of reference of the following committees were revised and approved committees were revised.
by the board during 2010: Safety, Health and Sustainable Development and
Transformation and Human Resources Development.
4
Anti-corruption workshop organised.
An anti-corruption workshop was held at corporate office as part of the programme to promote compliance with regulations and to sensitise employees regarding the importance of anti-corruption to the company’s governance environment.
5
Launch and roll-out of revised
A revised Code of Business Principles and Ethics was approved by the board,
Code of Business Principles
launched on 25 November and an 18-month roll-out plan commenced. A and Ethics.
detailed write-up is provided on page 178 of this report.
Corporate governance
Responsibility and accountability for
corporate governance
The board of directors of AngloGold Ashanti is ultimately
responsible for ensuring that an adequate and effective process of corporate governance is established and maintained. In executing this mandate, the board has set up a corporate governance
system that is guided by the company’s internal policies and standards and external legislation and regulations as outlined in the following paragraphs. Corporate governance is constantly evolving and AngloGold Ashanti is continuously seeking ways to improve on its corporate governance standards.

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Day-to-day responsibility for corporate governance is
overseen by AngloGold Ashanti’s management, which
regularly reports to the various committees of the board. The board chairman and the chairman of the Audit and
Corporate Governance Committee play an active role in the
corporate governance issues faced by the company through
regular interaction with executive directors, senior
management and other stakeholders and interested parties,
where necessary.
In the paragraphs that follow, a description of the company’s corporate governance systems is provided.
Group internal audit
External audit
Risk management
Finance Committee
Disclosures Committee
Board committees
Board of directors
JSE Listings Requirements
Companies Act 61, of 1973
US Securities Act 1933 and 1934
Sarbanes-Oxley Act, 2002
King Report on Corporate Governance
(King III)
Employment Equity Act of South Africa
Labour Law
Corrupt Practices Act
Local legislation for companies where the
company has operations
Laws/regulations/codes
Board charter
Directors’ induction
Directors’ independence
Conflict of interests
Board committees
Terms of reference
Delegation of authority
Insider trading
Compliance
Gifts, hospitality and Disclosures
Code of ethics for senior financial officers
HIV AIDS
Directors’ dealings in company securities
Human Resource
Policies/guidelines
*Committee chairman
Independent
non-executive directors
TT Mboweni
TJ Motlatsi (Dr)
FB Arisman
R Gasant
WA Nairn
LW Nkuhlu (Prof)
F Ohene-Kena
S Pityana
Chairman: TT Mboweni (Independent non-executive director)
Deputy chairman: TJ Motlatsi (Dr) (Independent non-executive director)
Chief executive officer: M Cutifani (Executive director)
Executive directors
Chief executive officer:
M Cutifani
Chief financial officer:
S Venkatakrishnan
Global IT Steering
Committee
Audit and Corporate
Governance
Committee
LW Nkuhlu (Prof.)*
FB Arisman
R Gasant
Safety, Health and
Sustainable
Development
Committee
WA Nairn*
FB Arisman
M Cutifani
TJ Motlatsi (Dr)
LW Nkuhlu (Prof)
F Ohene-Kena
SM Pityana
Risk and Information
Integrity Committee
R Gasant*
FB Arisman
M Cutifani
WA Nairn
LW Nkuhlu (Prof)
SM Pityana
S Venkatakrishnan
Nominations
Committee
TT Mboweni*
FB Arisman
R Gasant
TJ Motlatsi (Dr)
WA Nairn
LW Nkuhlu (Prof)
F Ohene-Kena
SM Pityana
Executive Committee
M Cutifani*
CE Carter
RN Duffy
GJ Ehm
R Largent
RR Lazare
AM O’Neill
TML Setiloane
YZ Simelane
S Venkatakrishnan
Transformation and
Human Resources
Development
Committee
TJ Motlatsi (Dr)*
M Cutifani
WA Nairn
F Ohene-Kena
SM Pityana
Investment
Committee
FB Arisman*
S Venkatakrishnan
M Cutifani
TT Mboweni
WA Nairn
SM Pityana
Remuneration
Committee
SM Pityana*
FB Arisman
TJ Motlatsi (Dr)
LW Nkuhlu (Prof)
Party Political
Donations Committee
TJ Motlatsi (Dr)*
M Cutifani
TT Mboweni
WA Nairn
LW Nkuhlu (Prof)
SM Pityana
Financial Analysis
Committee
FB Arisman*
R Gasant
TT Mboweni
LW Nkuhlu (Prof)
SM Pityana
AngloGold Ashanti’s corporate governance structure – as at 31 December 2010

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AngloGold Ashanti Annual Financial Statements 2010
Corporate governance
External legislation, regulations
and requirements
These include the South African Companies Act 61 of 1973,
as amended, the US Sarbanes-Oxley Act of 2002 and the
Securities Act 1933 and 1934, the Listings Requirements of
the Johannesburg Stock Exchange (JSE) and other stock
exchanges on which the company’s stocks are listed,
applicable legislation and regulations in the jurisdictions in which the company has operations, as well as various
corporate governance guidelines, key among which are those
provided by the South African Code on Corporate
Governance (King III) and the Global Reporting Initiative.
Various other pieces of legislation and governance standards, both local and international, further guide the company's legal and disclosure obligations.
The JSE Listings Requirements require the company to
disclose its compliance with the King Code and explain any
areas where the recommendations are not applied. AngloGold
Ashanti complied with the previous Code, King II, in all material respects, except for one, in that the former board chairman
was a member of the Audit and Corporate Governance
Committee. The non-compliance was adequately explained in
the company’s previous annual reports. With the retirement of the former board chairman, the company is now fully
compliant as explained within this report.
On 1 March 2010, the King Report on Corporate Governance
in South Africa 2009 (King III) became effective. King III
introduced a number of new principles on an “apply or explain”
basis. Due to the listing of AngloGold Ashanti’s stock on the
New York Stock Exchange which requires it to comply with
Sarbanes-Oxley Act and the company’s own good
governance practices, several of the new principles introduced in King III were already being complied with by the company.
In line with its stated principle to uphold the highest standards of corporate governance, AngloGold Ashanti, with the
approval of its board, conducted a gap analysis based on the
King III checklist to measure the corporate governance
practices within AngloGold Ashanti against the new corporate governance principles recommended in the Code. Areas that
required action to be taken to achieve full compliance were
identified and ranked in order of importance to the company’s governance principles. Action plans were put in place, with
approval of the board, to achieve full compliance within set time frames and responsibilities for achievement of targets
were allocated to specific executives.
For an update on AngloGold Ashanti’s compliance with King III, refer from page 24.
Internal policies
Internal policies include the board charter, terms of references of board committees and other policies as listed in the
corporate governance framework.
Key features of some internal policies that enhance the
corporate governance of AngloGold Ashanti are provided below.
Code of Business Principles and Ethics (Our Code): A new
Code, which was approved by the board on 10 August 2010,
provides a framework and sets out the requirements for
implementation of the company’s key corporate policies
and guidelines.
The provisions of Our Code apply to all directors, employees
(both full and part time) of AngloGold Ashanti, all companies within the AngloGold Ashanti group including service
organisations, managed joint ventures, representatives and to the extent reasonable and practicable, the company’s
business and social partners, agents and consultants.
Our Code contains standards, provides direction and sets
forth principles that must guide the company’s conduct
internally and its interactions with business partners, the
communities in which it operates as well as with the general public. It also summarises important company policies and
procedures, focuses attention on key ethical considerations, spells out prohibited conduct and is intended to foster a
culture of high performance, with integrity.
Some of the key policies set forth in Our Code as explained
below include insider trading, conflicts of interest, gifts, hospitality and sponsorship, use of company assets, whistle-
blowing, delegation of authority and bribery and corruption. It provides detailed guidance on ensuring safety at the workplace.
Our Code is available on the company’s website.
Insider trading: This policy prohibits any person deemed as
an insider from trading in the securities (shares, warrants, derivative instruments) of AngloGold Ashanti on the basis of material non-public information or during closed periods or to communicate such information to others who may trade in the
securities based on that information which, if it were made
public, would likely have a material effect on the price of the company’s securities. Insiders include directors, employees,
Corporate governance

P

immediate family members of employees or any person who
might have obtained information from an insider.
The policy provides guidelines to employees who are not in
possession of non-public price-sensitive information, who wish to trade in the company’s securities during closed periods.
AngloGold Ashanti regards compliance with securities laws in the jurisdictions in which it operates as an important aspect of its corporate governance principles. Disciplinary action, up to and including termination of employment will be taken against insiders who violate this policy.
Conflicts of interest policy: The policy provides guidance to employees to enable them to avoid and recognise actions and
practices that are incompatible with the interests of the
company or that may make it difficult for them to perform their work effectively and objectively. The basic principle is to avoid profiting from one’s official position.
Gifts, hospitality and sponsorship: AngloGold Ashanti
recognises the negative effects that the giving and receiving of gifts can have on its business and has therefore put in place this policy to guide stakeholders on this important aspect of the company’s corporate governance principles. The policy
clearly defines a gift, when employees can and cannot receive a gift and what to do when faced with difficult scenarios in that regard. It also outlines the consequences of contravening the policy. The policy further explains the relationship of gifts, hospitality and sponsorship to bribery and corruption.
Directors’ fit and proper standards policy: Being the
primary executors of AngloGold Ashanti’s corporate
governance agenda, the calibre of the directors appointed to the board is of great importance to the company. This policy therefore seeks to establish criteria to assist the process of selecting persons considered fit and proper to assume the
position of a director of the company. The policy is also applied in the selection of the company secretary.
Directors’ induction policy: Under this policy, new directors are provided with the opportunity to attend an orientation
programme where they are made aware of their rights, duties
and responsibilities and familiarised with the operations and business environment of AngloGold Ashanti and the legal and
ethical framework in which they must conduct themselves. The objectives of the programme are to maximise individual
director’s contributions to the board’s deliberations, to enable directors to make informed decisions with regard to matters of the company. In line with best practice and to meet the ever changing corporate governance landscape, the company
continuously updates directors on developments in this area.
Directors’ professional advice policy: In order to enhance
directors’ contributions to board deliberations and to enable them to make informed decisions, AngloGold Ashanti has
adopted this policy which provides for individual directors to seek external independent advice when necessary, at the
company’s expense.
Confidential reporting/whistle blowing: In line with its
corporate governance principles and in terms of the guidelines of the King Code on Corporate Governance, the Sarbanes-
Oxley Act of the United States and the Protected Disclosure Act
26 of 2000, South Africa, the board of directors of AngloGold
Ashanti has put in place a confidential reporting process. The whistle-blowing policy applies to all companies in the
AngloGold Ashanti group and provides a channel for
shareholders, employees and the general public to report acts and practices that are in conflict with the company’s business principles, are unlawful, constitute financial malpractice or endanger the public or the environment. Reports are made
through several mediums including the intranet, internet,
telephone, fax and post. A short messaging system (sms) has
been implemented in South Africa.
All anonymous reports made in terms of the whistle-blowing
policy are administered by a third party, Tip-Offs Anonymous, to ensure confidentiality and independence of the process.
Reported cases are relayed to management through internal
audit. A report is provided to the Executive Committee and the
Audit and Corporate Governance Committee on a quarterly
basis. The process encourages reports to be made in good
faith in a responsible and ethical manner and employees are
encouraged to first seek resolution of alleged malpractices
through discussion with their direct managers, if appropriate, or, if unresolved, they should then report these through the whistle-
blowing line or directly to internal audit or the legal department.
Reporters have the option to request feedback on the
outcomes of investigations into reported cases.
Whistle-blowing issues are categorised on the basis of
information that is made available regarding the alleged
offence. The category “irregularities” pertains to issues where a specific categorisation of the offence has not been made in the report received and/or possible transgressions of policy and procedures have been reported.

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AngloGold Ashanti Annual Financial Statements 2010
Corporate governance
Since its introduction in February 2004, 320 cases have been reported, of which 280 cases had been successfully investigated and closed by 31 December 2010.
Achievements in 2010
Increased reporting of activity has occurred and certain regions have taken initiatives to ensure that communication of the
whistle-blowing process is done on a continuous basis.
Management embarked on a governance training programme
in 2010 which includes whistle-blowing.
There were 58 reports received in 2009, all of which have been investigated and concluded. In 2010, 62 new reports were
received of which investigations into 18 reports are still in progress.
Corporate governance
Cases reported during the period 1 January 2010 to 31 December 2010
2010 reports
Completed
In progress
Grand total
Bribery and corruption
2
4
6
Concern
3
3
Conflict of interest
1
1
2
Environmental
1
1
Fraud
9
2
11
Grievance
7
1
8
Irregularities
7
3
10
Misconduct
3
1
4
Nepotism
1
1
Safety and health
1
1
Sexual harassment
2
2
Theft
1
6
7
Unethical behaviour
3
3
Unfair labour practice
2
2
Victimisation
1
1
Grand total
44
18
62
Results of the cases concluded in 2010
Bribery and corruption
1
1
2
Concern
1
2
3
Conflict of interest
1
1
Environmental
1
1
Fraud
1
6
1
1
9
Grievance
1
2
1
2
1
7
Irregularities
2
1
4
7
Misconduct
1
2
3
Nepotism
1
1
Safety and health
1
1
Allegations
could
not be
proven
Allegations
unfounded
Criminally
reported
Disciplinary
hearing
held
Disciplined
Employee
resigned
Insufficient
information
Non AngloGold
Ashanti issue,
forwarded
Resolved with
department
Supplier
contract
terminated
Grand
 total
Employee
contract
terminated

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Results of the cases concluded in 2010 (continued)
Sexual harassment
1
1
2
Theft
1
1
Unethical behaviour
2
1
3
Unfair labour practice
1
1
2
Victimisation
1
1
Grand total
6
1
6
1
5
5
2
1
2
13
2
44
Plans for 2011
Testing of existing mechanisms will continue to be done on a regular basis to ensure that the mechanisms in place are working effectively. Further to the testing, awareness and training, inculcated in the Code of Business Principles and Ethics training programme will continue to be rolled out. The training programme is being rolled out to all locations over an 18-month period.
Stakeholder communication: Communication with various
stakeholders has always been an important feature of
AngloGold Ashanti’s corporate governance practices. To this
end, various communication channels have been utilised to
engage employees and other stakeholders. During 2010, the
Chief Executive Officer continued his quarterly briefing sessions with employees on the company’s operational results, as well as other important corporate events and developments. These
briefings were held in the corporate office and distributed
group-wide via the intranet. Briefs were also issued to
employees by the corporate affairs department to keep them
abreast of major developments within the company.
Meaningful engagement with shareholders is considered a
centre-piece of accountability and good governance by
AngloGold Ashanti’s board. In that regard, the Chief Executive
Officer, the Chief Financial Officer, senior management, the
Investor Relations Department and the Company Secretarial
Department continued to engage with the investor public
through various forums and the media.
At the annual general meeting of shareholders held on 7 May
2010, the board outlined the company’s performance and
achievements in the previous year and the strategy to be
implemented to ensure achievement of its prime objective of
creating value for the business in the coming year.
The board sought and obtained a non-binding advisory vote
from shareholders on the company’s remuneration policy and
also put the appointment of the membership of the Audit and
Corporate Governance Committee before the shareholders at
that meeting; these actions were in compliance with
recommendations of King III.
Government relations: AngloGold Ashanti views good
relations with governments in jurisdictions in which it operates as a crucial aspect of its corporate governance. As regulators and custodians of the natural resources of their countries,
protectors of their people and their communities,
governments are important stakeholders in business,
especially in the mining industry. As such, creating the right structures and procedures for effective communication with
them was one of the important agendas of the board’s
governance initiatives in 2010. A model to guide AngloGold
Ashanti’s engagement with governments was developed by
the Government Relations Department and was piloted in
South Africa during 2010 and will be rolled out to other
countries in due course.
Allegations
could
not be
proven
Allegations
unfounded
Criminally
reported
Disciplinary
hearing held
Disciplined
Employee
resigned
Insufficient
information
Non AngloGold
Ashanti issue,
forwarded
Resolved with
department
Supplier
contract
terminated
Grand
total
Employee
contract
terminated

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AngloGold Ashanti Annual Financial Statements 2010
Corporate governance
AngloGold Ashanti fully subscribes to the South African
government’s initiatives on social transformation. In line with this, the company has established employment equity and
governance structures and monitors progress at company and
business unit levels. Each business unit in South Africa and the corporate office has an Employment Equity Committee,
comprising employee representatives. The role of these
committees is to liaise with employees, discuss issues relevant to the company’s employment equity programmes and provide
essential feedback to the board through the Transformation
and Human Resources Development Committee. AngloGold
Ashanti’s five year Employment Equity Plan in terms of Section
44 of the Employment Equity Act was approved on 30 June
2010. The company submitted its ninth employment equity
report as at 1 August 2010 to the South African Department of
Labour in October 2010.
The company has also put in place policies to guide the
promotion, recruitment and development of local talent in all countries in which it has operations.
The board of directors
The Articles of Association of AngloGold Ashanti requires the board to be composed of a minimum of four directors. The
company is governed by a unitary board, comprising of two
executive directors: the Chief Executive Officer and the Chief
Financial Officer and eight independent non-executive directors who all meet the board’s independence criteria.
There is no mandatory retirement age for non-executive
directors; however, in line with best practice in corporate
governance and in accordance with the Sarbanes-Oxley
Act, directors are required to step down from the board after nine consecutive years of service. The nine-year tenure
could be extended at the board’s discretion and with the
individual director’s consent. Mr RP Edey, the former
chairman of the board retired at the annual general meeting
held on 7 May 2010 after serving the board for twelve years, eight of which were as board chairman. The independence
of Mr FB Arisman, who joined the board in 1998 was
evaluated by the board in February 2010. The board
concluded that, his performance, skills and knowledge and
his contribution to the board’s performance are of a high
standard and that his independence of character and
judgement are not in any way affected or impaired by the
length of his service as a director. This decision was ratified at the annual general meeting held on 7 May 2010, when an
extension of tenure for a further three years was approved
by shareholders.
During the year, a number of changes to the board
membership occurred: Mr TT Mboweni was appointed to the
board and as chairman with effect from 1 June 2010 and
Mr F Ohene-Kena joined the board on the same date.
Mr R Gasant was appointed to the board and the Audit and
Corporate Governance Committee with effect from 12 August
2010. Relevant information about the three appointees is
provided under Directors and Executive Management from
page 146 of this report.
Non-executive directors provide the board with advice and
experience that is independent of management and the
executive. The presence of independent directors on the
board, and the critical role they play as board representatives on key committees such as the Audit and Corporate
Governance, Nominations, Remuneration and Party Political
Donations, ensures that the company's interests are served by impartial and independent views that are separate from those of management and shareholders.
The board’s charter sets out the powers, responsibilities,
functions and delegation of authority, and the areas of
responsibility expressly reserved for the board. The charter covers, among others, the following key areas:
· authority of the board;
· composition of the board;
· membership and appointment to the board;
· role and responsibility of the board;
· procedures of the board;
· board committees;
· matters reserved for board decision;
· the board’s relationship with shareholders;
· meeting procedures and proceedings;
· share dealings by directors;
· management of risks;
· corporate governance;
· remuneration issues;
· evaluation of board performance and induction of new
  directors; and
· declaration of interests.
Appointment of directors
The board is authorised by the company's Articles of
Association to appoint new directors, based on
recommendations by the Nominations Committee, provided
such appointees retire at the next annual general meeting and
Corporate governance

P

stand for election by shareholders. Retirement of non-
executive directors by rotation follows a staggered process
with one-third of non-executive directors retiring at least every three years at the annual general meeting. The curriculum vitae of each director standing for election or re-election is made available to shareholders in the notice of meeting circulated to shareholders prior to the annual general meeting to assist in their decision-making.
Executive directors are not subject to the retirement by rotation process as they oversee the day-to-day running of the
company and are held accountable for the operational and
management performance of the company by regularly
reporting to the board. Their performance is measured and
remunerated annually against pre-determined criteria.
Executive directors have contracts of employment with the
company. Details on the remuneration of executive and non-
executive directors are presented in the Remuneration Report from page 226.
Non-executive directors do not have contracts of service with the company.
All non-executive members of the board have access to
management and the records of the company, as well as to
external professional advisers should the need arise.
The fees of non-executive directors, including the fees
received for membership of committees, are fixed by
shareholders at the annual general meeting. Other than these fees and an allowance for travelling internationally to attend board meetings, non-executive directors receive no further
payments from the company. The most recent approval of
such fees took place at the annual general meeting held on
7 May 2010.
Non-executive directors are precluded from participation in the company's share incentive scheme.
Determination of director independence
Determination of independence is guided by King III, the
Companies Act and international best practice. Where the
board, exercising its discretion and having considered all
relevant facts, determines that a director is independent
despite not meeting the set criteria, the board will fully and publicly disclose its reasoning.
The policy and independence of individual non-executive
directors are reviewed annually as part of the annual board
evaluation process. The performance evaluation tools are also reviewed as and when necessary to ensure that changes in the corporate governance environment as well as the company’s
strategic needs are well catered for. During 2010, the policy was reviewed and its contents maintained. The policy
determining the independence of directors can be found at the company’s website at www.anglogoldashanti.com.
In compliance with King III, an assessment of the
independence of the chairman by the non-executive directors
on the board will form part of the 2010 performance evaluation of the board.
Directors’ performance evaluation
An annual self-evaluation is undertaken to determine that the board and its committees are effective in the performance of their duties and to facilitate board development. Depending on the results of the evaluation, appropriate action is taken to achieve the desired results. The board is also cognisant of the opportunity the evaluation process affords it in improving
communication among its members and between the board
and management and to fine-tune its role in the overall
governance of the company.
The most recent self-evaluation of the performance of the
board, its committees and its chairman took place in
February 2010. The chairman of the board and the chairman
of each committee of the board led the processes to evaluate the board and the committees respectively. Led by the
deputy chairman, each director evaluated the performance of
the chairman.
The evaluation for the 2010 financial year is being done as a self-assessment, and will be finalised by end-March 2011. The external audit firm and the Internal Audit Department will also be evaluated. Additionally, the evaluation of the board
chairman will be undertaken by the Nominations Committee
and will become the standard procedure for future evaluations.
The evaluation process for the 2011 financial year will be
facilitated by an independent third party.
The performance evaluation of executive directors is conducted by the Remuneration Committee. For full details, see
Remuneration Committee report from page 188.

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AngloGold Ashanti Annual Financial Statements 2010
Corporate governance
Topics covered in the board’s effectiveness evaluation include the following:
· composition of the board
· setting of performance objectives;
· board contribution to development of strategy;
· board response to crisis;
· board awareness of developments in regulatory and market
  environments;
· composition of board committees;
· effectiveness of board committees in fulfilling the mandate;
· evaluation of the relationship between the board and
  management, shareholders and among members of the
· board itself;
· board meetings and their effectiveness;
· board succession; and
· corporate governance and legal issues facing the
  board/company.
Board meetings
The board holds six scheduled meetings annually: four quarterly, a strategy review session and a budget review meeting.
All documents submitted to the board for its discussions or
approval are reviewed and approved by the Executive
Committee to ensure completeness and relevance. Non-
executive directors have unfettered access to the executive
team and any other employee of the company to seek
explanations and clarification on any matter prior to or following board meetings. This facilitates the board’s discussions and assists it in reaching speedy but informed decisions.
All members of the Executive Committee are regular attendees at board meetings and report to the board on their respective operational areas.
During 2010 the board held its six scheduled meetings and
three special meetings to consider the appointment of a new
board chairman and to approve various financial transactions that were undertaken by the company. In addition, two sub-
committee meetings were held to approve various corporate
reports including the 2009 annual financial statements and the annual report on Form 20-F (US-GAAP Report for 2009).
The following symbols are used to describe various aspects of board and committee meeting attendance:
Corporate governance
Symbol     Meaning
»               Director attended meeting.
X               Apologies received from director prior to meeting and leave of absence granted.
–               Attendance not required as director was not a member of the board or committee at the time of the meeting.
¤               Recused from meeting due to conflict of interest
Board meeting attendance for 2010
16 Feb
22 Feb
20 Apr
5 May
6 May
10 Aug
9 Sep
9 Nov
17 Nov
(quarterly
(special
(special     (quarterly
(strategy     (quarterly
(special       (quarterly
(budget
Members
meeting)
meeting)
meeting)
meeting)
meeting)
meeting)
meeting)
meeting)
meeting)
Mr TT Mboweni (1)
(Chairman)
–                  –               –                 –                  »                  »                 »                  »                 »
(6)
Mr RP Edey
(2)
(Chairman)
»                  »                »                »                   »                 –
–
–
–
Dr TJ Motlatsi                              X                  »                X                »                   »                 »                 X                 »                 »
(3)
Mr FB Arisman                             »                  »                »                 »                   »                 »                 »                 »                 »
Mr R Gasant
(4)                            –                  –                 –                –                    –                –                 »                 »                 »
Mr M Cutifani                               »                 »                  X               »                    »                »                  »                 »                 »
Mr WA Nairn                                »                 X             »            »               »            »              »             »            »
Prof LW Nkuhlu                           »                  »                  »                »                   »                 »                  »                 »                »

P

Board meeting attendance for 2010 (continued)
16 Feb
22 Feb
20 Apr
5 May
6 May
10 Aug
9 Sep
9 Nov
17 Nov
(quarterly
(special
(special     (quarterly
(strategy     (quarterly
(special      (quarterly
(budget
Members
meeting)
meeting)
meeting)
meeting)
meeting)
meeting)
meeting)
meeting)
meeting)
Mr F Ohene-Kena
(5)
– – – –
–               »                 X                 »                 »
Mr SM Pityana                             »                   ¤                 »                »                   »               »                X                  »                 »
Mr S Venkatakrishnan                   »                   »                 »                »                   »               »                »                   »                 »
(1)
Appointed to the board as chairman on 1 June 2010
(2)
Retired from the board and as chairman on 7 May 2010
(3)
Retired from the board on 17 February 2011
(4)
Appointed to the board on 12 August 2010
(5)
Appointed to the board on 1 June 2010
(6)
Attended by invitation
Board committees
The board has established and delegated specific roles and
responsibilities to nine standing committees and one
management committee (the Executive Committee) to assist it
in the execution of its mandate. All standing committees are chaired by independent non-executive directors and the
following committees are composed of only independent non-
executive directors – Audit and Corporate Governance,
Remuneration, Nominations, Party Political Donations and
Financial Analysis. The Executive Committee is chaired by the
Chief Executive Officer.
Each committee’s role and responsibilities and membership
are spelt out in its terms of reference, approved by the board and reviewed regularly to ensure that they remain in line with relevant regulations, the company’s needs and business
climate and with best practice in corporate governance.
During 2010, a new committee, Risk and Information Integrity
Committee was established. The Treasury Committee, which
was a sub-committee of the Audit and Corporate Governance
Committee, was dissolved on 9 November 2010 following the
elimination of the company’s hedge book, which substantially reduced the functions of that committee. Residual duties of the committee were transferred to the Audit and Corporate
Governance Committee. As and when required, the board
may establish ad hoc committees to address specific issues.
Meetings of the board committees are held quarterly except
for the Party Political Donations, Nominations and Financial
Analysis committees which only meet on a need basis.
Members of the Executive Committee are regular attendees at
board and committee meetings. Several members of the
management team attend meetings of committees whose
roles and responsibilities are relevant to their job functions.
In order to keep the board abreast with activities of the
committees, the chairman of each committee reports on a
quarterly basis to the board on the committee’s deliberations, including decisions taken on behalf of the board. In addition, approved minutes of committee meetings are included in the
board’s meeting packs for information.
The board encourages and has put in place a procedure to
enable directors to attend the meetings of committees of
which they are not members to enable them gain information
and achieve a better knowledge and understanding of the
company’s operations. During 2010, Messrs Arisman, Edey,
Mboweni, Cutifani and Venkatakrishnan attended the
meetings of other committees as detailed in the committee
attendance details.
Relevant information on each board committee is provided
below.
Audit and Corporate Governance Committee
Membership of the Audit and Corporate Governance
Committee, including its chairman, comprises only
independent non-executive directors, in compliance with the
Sarbanes-Oxley Act of the United States and the guidelines of
King III. All three members of the committee have considerable financial knowledge and experience to help oversee and guide the board and the company in respect of the audit and
corporate governance functions.
At its meeting held on 15 February 2010, the board re-
appointed the members of the Audit and Corporate
Governance Committee to serve as members of the
committee for the next financial year. In line with
recommendations of King III, their appointment was put before shareholders on 7 May 2010 for the first time and the
resolutions for each member was duly passed by about 98%
of shareholders who participated in and voted at the annual
general meeting. Their next re-appointments will be
considered and voted on at the annual general meeting to be
held on 11 May 2011.

P

AngloGold Ashanti Annual Financial Statements 2010
Corporate governance
In 2010 one member of the committee, former board
chairman, Mr RP Edey, resigned following his retirement from the board. Mr R Gasant was appointed as a member of the
committee on 12 August 2010. The background of Mr Gasant
can be found under board of directors from page 146 and in
the notice of annual general meeting.
The US Sarbanes-Oxley Act requires the board, on an annual
basis, to identify a financial expert from within its ranks. At its meeting held on 16 February 2011, the board resolved that the committee's chairman, Prof Wiseman Nkuhlu, is the board's
financial expert.
The NYSE listing rules require that the board determine whether a member of the committee's simultaneous service on the audit committees of more than three public companies impairs the
ability of such a member to effectively serve on a listed
company's audit committee. Professor Nkuhlu, the chairman of the committee, is a member of one (2009: one) other public
company’s audit committee but is not its chairman.
Mr Gasant is the chairman of the audit and risk committees of three non-public companies and Mr Arisman does not serve on
any other public company’s audit committee.
After due consideration of all relevant facts, and given his professional knowledge and skills, the board concluded that
the simultaneous service on three other non-public company’s audit committees by Mr Gasant has not and is not likely to
impair his ability to diligently execute his responsibilities to the committee and the board of AngloGold Ashanti.
The committee is guided by its terms of reference which were updated in February 2010 to incorporate relevant new
principles of King III. The committee’s mandate as delegated by the board is ensuring the integrity of financial reporting and adequacy of governance, internal control and risk
management policies and processes throughout the group.
The roles and responsibilities of the committee include the
following:
· selection and evaluation of external auditors and
  recommendation of their appointment to shareholders;
· determination of the terms of engagement of the external
  auditor;
· determination of the external auditors remuneration on an
  annual basis;
· approval and implementation of policy procedures for
  approving the performance of non-audit work by the
  external auditors and the remuneration thereof;
· ensuring the independence of the external auditors by
  putting in place measures to that effect and conducting an annual assessment of their independence;
· reviewing the performance and independence of the internal auditor;
· approving the internal audit charter;
· approving the internal audit plan;
· reviewing management’s half year and full year going
  concern statement;
· submitting a report on its activities on an annual basis to shareholders;
· overseeing the company’s integrated reporting and
  providing assurance to the board as to the integrity of
  information provided in the report. It also provides assurance to the board that the non-financial aspects of the
  sustainability review conforms to the financial information in terms of accuracy and consistency;
· reviewing fraud prevention policies and processes. The
  investigations of the reports made through the “whistle
  blowing” process and the actions taken are reviewed and
  monitored by the committee on at least a quarterly basis;
· ensuring a smooth and cordial working relationship between management and the external audit team;
· ensuring that the compliance function is adequately
  resourced and is performing its functions adequately;
· conducting an annual self-evaluation of its performance;
· providing oversight role of the financial performance of
  relevant subsidiaries;
· reporting annually to the stakeholders and the board as to the effectiveness of the company’s internal financial
  controls; and
· reviews the annual financial statements and the integrated report of the company and recommends them to the board
  for approval.
In relation to risk management, the committee reviews the risk policies of the company with respect to risk identification and the risk management process, ensuring that the guidelines of the King Code and the requirements of the Sarbanes-Oxley
Act are met, as well as advising the board on the effectiveness of the risk management system. The committee’s role with
respect to risk management has now been vested in the Risk
and Information Integrity Committee. All members of the
committee are also members of the Risk and Information
Integrity Committee.
The committee meets regularly with the external audit
partner, the group's internal auditor and the Chief Financial
Corporate governance

P

Officer to review the audit plans of the internal and external auditors and ascertain the scope of the audits, and to review the quarterly financial results, significant legal matters
affecting the company, the preliminary announcement of the
annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to
approval by the board.
To facilitate the committee’s role in relation to integrated reporting, the chairman was appointed to the Safety, Health
and Sustainable Development Committee with effect from
27 October 2009.
Audit fees approved by the committee and paid to the external auditors in respect of the audit of the 2010 financial statements amounted to $8m and $2m in respect of other assurance
services. The percentage of non-audit fees as a portion of total fees paid to the external auditors for 2010 was about 20%.
Meetings of the committee
The committee’s terms of reference stipulates that it holds at least four meetings in any particular year. The committee has established an annual work plan to ensure that all relevant
matters are covered by the agendas of the meetings planned
for the year and to ensure adequate coverage of the matters
laid out in the terms of reference.
Permanent attendees to the committee’s meetings include the
Chief Financial Officer, who is also an executive director, the
Vice President: Group Internal Audit, the Executive Vice
President: Business Strategy who is responsible for risk
management, executives responsible for the company’s
operations, the financial controllers of the various regions, the
Group Compliance Manager, head of legal, and the Sarbanes-
Oxley Compliance Manager. The board chairman and the chief
executive officer are also invited to the committees meetings.
At meetings of the committee, the committee fulfilled its
responsibilities set out in this report.
It held four scheduled quarterly meetings during 2010 as
detailed above. In addition, two sub-committee meetings
were held.
Internal audit
The company’s internal audit function plays a critical role in the functioning of the Audit and Corporate Governance
Committee. The group’s internal audit function is headed by
the Vice President: Group Internal Audit who reports directly to the committee and also has an administrative reporting line to the Chief Financial Officer. The group’s internal control
processes and systems are monitored by the group’s internal
audit function.
The Vice President: Internal Audit attends all meetings of the
Audit and Corporate Governance Committee and all Executive
Committee meetings that precede board meetings. He reports
on the group internal control environment, highlighting major audit findings and remedial measures to address adverse
findings. The committee contributes to the setting of key
performance targets of the internal auditor and evaluates his performance annually.
As part of processes being put in place to conduct its first combined assurance, the Group Internal Audit presented a risk based audit plan to the committee in November 2010, which
was reviewed and approved. The internal auditor has
unrestricted access to both the chief executive officer and the
Attendance at Audit and Corporate Governance Committee meetings – 2010
Members
11 February
3 May
10 August
5 November
Prof LW Nkuhlu (Chairman)                                                                                          »                      »                      »                       »
Mr FB Arisman                                                                                                            »                      »                      »                       »
Mr RP Edey
(1)
»                      »                      –
–
Mr R Gasant
(2)
– –
–                       »
By invitation
Mr M Cutifani                                                                                                              »                       »                      »                       X
Mr S Venkatakrishnan                                                                                                   »                       »                      »                       »
(1)
Retired on 7 May 2010
(2)
Appointed on 12 August 2010

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AngloGold Ashanti Annual Financial Statements 2010
Corporate governance
chief financial officer, the board chairman and the chairman of this committee, and is invited to attend and report on his
department's activities at all meetings of the committee. The board is confident that the unfettered access of the group
internal audit manager to key board members, and the direct
and regular reporting to the committee, enables him to
discharge his duties as required by law and in fulfilment of his obligations to the company.
In addition, the committee meets quarterly with the internal and external auditors without the presence of management.
Safety, Health and Sustainable Development
Committee
The Safety, Health and Sustainable Development Committee
oversees the company’s performance on sustainable issues
including safety, health and the environment, and its social interaction with the communities in which it operates, as well as the security discipline. The committee ensures that the
company conducts its operations in an economically and
socially responsible manner and in accordance with
sustainable business practices and with due regard to the
safety and health of its employees, communities and the
protection of the natural environment. The committee is also responsible for establishing targets in relation to each of these areas. Safety, health and environmental performance and
relations with government, community members and other
stakeholders, form an integral part of operational
management.
Membership of the committee comprises non-executive
directors and the Chief Executive Officer. Its meetings are
attended by several members of the executive team and other
officers of the company whose roles and duties are relevant to the committee’s mandate. During 2010, the committee
deliberated on the strategies and methodologies that will
enhance the safety and security of all company employees,
and in particular deliberated on the safety concerns faced by the company's South African mines.
Four scheduled quarterly meetings were held during 2010 as
detailed below:
Corporate governance
Attendance at Safety, Health and Sustainable Development Committee meetings – 2010
Members
15 February
4 May
5 August
8 November
Mr WA Nairn (Chairman)                                                                                              »                      »                      »                       »
Mr FB Arisman
(1)
–
–                      »                       »
Mr M Cutifani                                                                                                              »                      »                      »                       »
Dr TJ Motlatsi                                                                                                             X                      »                      »                       »
Prof LW Nkuhlu                                                                                                          »                      »                      »                        »
Mr F Ohene-Kena
(1)
–
–                      »                        »
Mr SM Pityana                                                                                                            »                      »                      »                        »
By invitation
Mr FB Arisman                                                                                                            »                      »
–
–
Mr RP Edey
(2)
»                      »                      –
–
(1)
Appointed on 1 August 2010
(2)
Retired on 7 May 2010
Remuneration Committee
The Remuneration Committee comprises only independent
non-executive directors and is responsible for evaluating the performance of executive directors and executive management, and for setting appropriate remuneration for such officers of the company.
The performance of each executive director is assessed relative to the prevailing business climate and market conditions, as well as to annual evaluations of the achievement of key predetermined targets. Bonuses paid to executive directors are a reflection of the performance of each of the directors and the company as a whole.
Full details of the company's remuneration philosophy, matters deliberated on by the committee during 2010, remuneration
payments for all directors and information on the Share Incentive
Scheme are available in the Remuneration Report from page 226 of this report.

P

Attendance at Remuneration Committee meetings – 2010
Members
11 February
9 March
4 May
5 August
8 November
Mr SM Pityana (Chairman)                                                                »                         »                       »                      »                       »
Mr FB Arisman                                                                                »                         »                       »                      »                       »
Mr RP Edey
(1)
»                         »                       »                      –
–
Dr TJ Motlatsi                                                                                 X                         »                       »                       »                      »
Prof LW Nkuhlu                                                                              »                          »                      »                       »                       »
By invitation
Mr M Cutifani                                                                                  »                          »                      »                      »                       »
Mr TT Mboweni
(2)
–
–
–                      »                       »
(1)
Retired on 7 May 2010
(2)
Appointed on 1 August 2010
Nominations Committee
The appointment of directors is a matter for the board as a
whole but the Nominations Committee, whose membership
comprises of only independent non-executive directors, is
responsible for identifying, assessing and recommending
suitable candidates for appointment to the board. The fit and proper standards policy for directors guides this process. The committee is also responsible for establishing and reviewing succession plans for members of the board, particularly those of the chief executive officer and the board chairman.
During the year the committee conducted several interviews
with potential candidates for the position of chairman of the board and other independent non-executive directors. Four
meetings were held in addition to the interview sessions.
Attendance at Nominations Committee meetings – 2010
Members
12 February         15 February
22 February
5 August
Mr RP Edey (Chairman)
(1)
»                      »                      »                       –
Mr TT Mboweni (Chairman)
(2)
–
–
–                      »
Mr FB Arisman                                                                                                            »                      »                       »                     »
Mr R Gasant
(3)
–
–
–
–
Dr JT Motlatsi                                                                                                             »                       »                      »                      »
Mr WA Nairn                                                                                                               »                       »                      »                      »
Prof LW Nkuhlu                                                                                                          »                       »                      »                      »
Mr F Ohene-Kena
(2)
–
–
–                       »
Mr SM Pityana                                                                                                            »                       »                      ¤                       »
By invitation
Mr M Cutifani
–
–                       »                       »
Mr S Venkatakrishnan
–                       »                       »                       »
(1)
Retired on 7 May 2010
(2)
Appointed on 1 August 2010
(3)
Appointed on 12 August 2010
Risk and Information Integrity Committee
In February 2009, the board approved a comprehensive Group
Risk and Opportunity Report and Framework that marked a
new approach to risk management in the company. The main
aim was to ensure that risk management became embedded
into all the company’s business practices and processes, as
well as policy and strategic planning. This approach would
ensure that risk was regarded as one of the key tools for the achievement of business objectives and not only a compliance issue. Implementation of the new risk management framework

P

AngloGold Ashanti Annual Financial Statements 2010
Corporate governance
commenced in the second half of 2009 and has achieved
significant successes.
Risk management, together with information technology
management, has assumed greater importance in corporate
governance in South Africa as evidenced by recommendations
in King III. The board of AngloGold Ashanti, was cognisant of the fact that information plays a key role in the operations of the company, and resolved to establish the Risk and Information
Integrity committee to oversee Risk Management and
Information Technology Governance and as required by King III, the board has developed a framework for IT governance.
The board approved the terms of reference as well as the
membership of the committee on 10 August 2010. Members of
the committee comprise both executive and non-executive
directors as follows: Messrs R Gasant, M Cutifani, FB Arisman,
WA Nairn, SM Pityana, S Venkatakrishnan and Prof LW Nkuhlu.
The committee held its first meeting on 5 November 2010
during which it reviewed its terms of reference, membership
and meeting procedures. The meeting was chaired by the Chief
Executive Officer and all members, except Mr R Gasant, were
present. At its meeting held on 9 November, the board
appointed Mr Gasant as chairman of the committee.
The main function of the committee as outlined in its terms of reference is to assist the board in carrying out its risk
responsibilities and to advise the board on the effectiveness of the risk and information integrity management processes and
to ensure that information technology and compliance risk are integral parts of risk management.
In February 2011, the board approved the following
documents:
a. Risk Management Policy;
b. Risk Management Plan; and
c. Risk Management Standard.
The board reviewed the ten most important risks facing the
company. In addition, a risk register is being reviewed by the committee at least twice a year and for 2011, Internal Audit will give assurance on the effectiveness of implementation of risk management.
Transformation and Human Resources
Development Committee
The committee is responsible for overseeing the company's
performance in respect of employment equity, transformation
and staff development by taking into account the legal
requirements of applicable legislation and the monitoring of targets set by the company, including the monitoring of the
Mining Charter in its entirety and all legislative requirements impacting on the company's right to mine at all its operations.
The committee is also responsible for employee skills
development in a manner that seeks to develop and retain
talent, and to provide employees with the opportunity to
enhance their skills and knowledge. Details of the company's employment equity practices and performance during the year, as well as the challenges the company faces in this regard are provided in the Sustainability Review 2010 which is available on the company’s website. The committee held four scheduled
quarterly meetings in 2010.
Corporate governance
Attendance at Transformation and Human Resources Development Committee meetings – 2010
Members
15 February
4 May
5 August
8 November
Dr TJ Motlatsi (Chairman)                                                                                            X                       »                      »                       »
Mr FB Arisman
(1)
»                       »                      –
–
Mr M Cutifani                                                                                                             »                        »                      »                       »
Mr WA Nairn                                                                                                              »                        »                      »                       »
Mr F Ohene-Kena
(2)
–
–                      »                       »
Mr SM Pityana                                                                                                            »                       »                       »                              »
(1)
Resigned from committee on 1 August 2010
(2)
Appointed on 1 August 2010

P

Investment Committee
This committee is responsible for overseeing and reviewing AngloGold Ashanti's strategic investments which includes the acquisition and disposal of assets, capital expenditure and projects.
Attendance at Investment Committee meetings – 2010
Members
11 February
3 May
6 August
5 November
Mr RP Edey (Chairman)
(1)
»                      »                     –
–
Mr FB Arisman (Chairman)
(2)
–
–                     »                        »
Mr M Cutifani                                                                                                              »                      »                     »                        »
Mr TT Mboweni
(3)
–
–                     »                        »
Mr WA Nairn                                                                                                               »                      »                     »                        »
Mr SM Pityana                                                                                                            »                      X                     »                        X
Mr S Venkatakrishnan                                                                                                  X                      »                     »                        »
By invitation
Mr FB Arisman
»                      »                     –
–
(1)
Retired on 7 May 2010
(2)
Appointed chairman on 1 August 2010
(3)
Appointed 1 August 2010
Financial Analysis Committee
The Financial Analysis Committee is composed of only non-
executive directors, but its meetings are attended by the Chief
Executive Officer and the Chief Financial Officer. Other
attendees to the committee’s meetings include the Executive
Vice President, Business Strategy and Organisational
Effectiveness and members of the finance and treasury
management teams. Mr Arisman assumed the chairmanship
of the committee with effect from 1 August 2010 following the resignation of Mr Edey from the committee on 7 May 2010.
It is authorised by the board of the company to review and
analyse issues and matters relating to aspects of the
company’s financial management, including exchange and
commodities markets, the hedge book management and its
reduction strategies, operations cash flow requirements and
asset sales.
The committee meets on a needs basis. In 2010, it met four
times to deliberate on various transactions that were
undertaken by the company relating to debt financing and the management of the hedge book.
Attendance at Financial Analysis Committee meetings – 2010
Members
28 January
20 April        9 September
5 November
Mr FB Arisman (Chairman)                                                                                           »                       »                      »                      »
Mr RP Edey
(1)
»                       »                      –
–
Mr R Gasant
(2)
–
–                       »                      »
Mr TT Mboweni
(3)
–
–                       »                      »
Prof LW Nkuhlu                                                                                                          »                       »                      »                       »
Mr SM Pityana                                                                                                            »                       »                      X                       ¤
(1)
Retired on 7 May 2010
(2)
Appointed on 12 August 2010
(3)
Appointed on 1 August 2010

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AngloGold Ashanti Annual Financial Statements 2010
Corporate governance
Party Political Donations Committee
The membership of the Party Political Donations Committee
comprises the South African resident independent non-executive directors and the Chief Executive Officer, namely Messrs
M Cutifani, R Gasant, TT Mboweni, WA Nairn, SM Pityana and
Prof LW Nkuhlu and is chaired by the deputy chairman of the
board, Dr TJ Motlatsi. No meeting was held in 2010.
The committee determines the funding of political parties
in South Africa in accordance with principles set out in
the political donations policy adopted by the board on
29 April 2003.
Executive Committee
This committee is chaired by Mr Mark Cutifani, the Chief
Executive Officer and comprises members of the executive
team as detailed from page 148. The committee is
responsible for overseeing the day-to-day management of
the company's affairs and for executing the decisions of the board. It meets at least monthly and is actively involved in the strategy development, review of the company's values,
safety performance, operations and exploration profiles and
financial affairs.
Disclosures Committee
AngloGold Ashanti believes in the dissemination of credible, accurate and verifiable information. Accordingly, a Disclosures
Committee, comprising senior management, has been
established to manage compliance with the company’s
continuous disclosure obligations and communications policy.
In accordance with the updated Disclosures Policy approved
by the board on 5 May 2010, the committee ensures that
adequate guidelines are put in place to facilitate the process of material disclosure of company information, and bears
responsibility for certain categories of information gathering and processes.
Company secretary
The company secretary assists the board in its deliberations, drawing the attention of members to their duties and ensuring, together with the executive directors and senior management, that decisions of the board are properly recorded, appropriately communicated and implemented. The company secretary, in
collaboration with the Group Compliance Manager, is
responsible for ensuring that new directors are effectively
inducted in terms of their duties and responsibilities. Together with the investor relations department, the company secretary provides a direct communication link with investors and liaises with the company's share registrars on all issues affecting
shareholders. The company secretarial function, in consultation with other departments, provides mandatory information
required by various regulatory bodies and stock exchanges on which the company is listed. The company secretary ensures
compliance with all the statutory requirements relating to the administration of the company’s share incentive scheme. She
also ensures that minutes of meetings of shareholders, board and board committees are properly recorded in accordance
with the South African Companies Act 61 of 1973, as
amended. The company secretarial function coordinates the
board’s annual evaluation process.
Legal and regulatory compliance
Legal and regulatory compliance forms an important
component of AngloGold Ashanti’s corporate governance
structure given the company’s geographic spread.
AngloGold Ashanti recognises that compliance with laws and
regulations of the jurisdictions in which the company has
operations promotes and sustains the reputation and standing of the company and meets the expectations of the market and
society while assisting in building and maintaining a
sustainable business. In this regard, the board has established
Corporate governance

P

the Compliance Department, headed by the Group
Compliance Manager. The compliance function has the
responsibility for advising and assisting the board of directors and management in designing and implementing appropriate
compliance management policies and procedures; in
awareness training; in assessing, monitoring and reporting on the company’s compliance programmes and practices; in
implementing strategies that reinforce a safe, transparent and ethical working environment; and in ensuring consistent
enforcement of policies, standards and procedures.
In furtherance of its commitment to legal and regulatory
compliance, the board of directors approved a Compliance
Policy Statement in October 2009. The policy seeks to
establish, promote and maintain values based on compliance
and an ethical culture within the spirit of the laws, regulations, codes and standards applicable in the company’s operating
jurisdictions, and in the context of the company’s values,
internal policies and procedures.
Compliance activities in 2010
In line with its commitment to develop and adhere to value-
based principles, policies and procedures to guide its
employees in the performance of their duties and conduct of
internal relationships and interactions with external
stakeholders, a new Code of Business Principles and Ethics
was approved by the board on 10 August 2010.
Following the approval of the Code, a steering committee was formed comprising members of the following department:
Compliance, Company Secretarial, Information Technology,
Corporate Communication, Human Resources, Internal Audit
and other relevant departments to coordinate the
implementation of the Code. This was partly in fulfilment of regulations of the US Securities and Exchange Commission
which require companies listed on the New York Stock
Exchange to demonstrate the existence of an effective
compliance programme which should include the distribution
of a code of ethics to all employees and relevant third parties and the company’s commitment to embedding ethical
behaviour among its employees and other stakeholders.
An 18-month implementation programme was developed to
guide the implementation of the Code. The roll-out will
encompass communication and awareness raising
campaigns, training in various forms and documented
guidance for managing unethical situations.
To further demonstrate the importance of ethics in the
company’s governance practices and the board’s commitment
to the promotion of ethical conduct, the Code was formally
launched by the chief executive officer on 25 November 2010.
The launch was attended by the chairman of the Audit and
Corporate Governance Committee, several members of
management and a cross section of corporate office employees.
Given its geographic spread and the diverse nature of
legislations and statutes, country representatives are being identified to oversee local compliance programmes, especially as they relate to the implementation plan for the code.
As part of efforts to inculcate ethical conduct among its
employees, an anti-corruption workshop was facilitated by the
Ethics Institute of South Africa on 23 November 2010 and
attended by the Chairman of the Audit and Corporate
Governance Committee, who presented the key note address.
The Chief Executive Officer and other senior managers, as well corporate office employees participated in the workshop.
Three workshops on King III, facilitated by corporate
governance experts, also took place at the corporate office to educate employees on the requirements of the code.

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AngloGold Ashanti Annual Financial Statements 2010
Risk management and internal controls
AngloGold Ashanti has in place the systems necessary to
assist management and the board to effectively manage
the wide range of risks faced by the group's operations
so as to promote the creation and preservation of
shareholder wealth.
The board is satisfied that there is an ongoing process to
identify, evaluate and manage significant risks and establish internal controls. Weaknesses identified within the company
are promptly addressed given that risk mitigation processes
are part of its overall risk management framework. The group has a sound system of internal controls, based on policies and guidelines, in all material subsidiaries and joint ventures under its control.
The board reviews and approves the risk strategy and policies formulated by executive directors and senior management.
Management is accountable to the board and has established
a system of internal controls to manage significant group risk.
This system assists the board in discharging its responsibility to ensure that the wide range of risks associated with the
group's global operations are effectively managed in support of the goal to create and preserve shareholder wealth. Full
reviews of risk controls and disclosure processes are
undertaken regularly.
AngloGold Ashanti has established a group risk management
policy with supporting standards that provide an overarching and consistent framework to assess and manage risks, which
are ranked using a common methodology. Risks assessed as
material are reported and reviewed by senior management.
The company’s risk management systems meet the
requirements of the King Committee on Governance: Code of
Governance Principles for South Africa (King III) and the United
States Sarbanes-Oxley Act (SOX).
In conducting its annual review of the effectiveness of
AngloGold Ashanti’s risk management practices, the board
considers the key findings from the ongoing monitoring and
reporting process, management assertions and independent
assurance reports. The board also takes account of material
changes and trends in the risk profile, and considers whether the control system, including reporting, adequately supports the board’s risk management objectives. The board also
receives assurance from the Audit and Corporate Governance
Committee, which derives information from regular internal and external audit reports and other reports on financial risk and internal control throughout the group. The Risk and Information
Integrity Committee was constituted in accordance with the
South African Company’s Act 2008 and King III.
The Chief Executive Officer and Chief Financial Officer are both required by SOX to certify on Form 20-F that group financial statements present a true and fair view of the group's financial position, cash flows and operational results, in accordance
with US (GAAP). Both officers are also responsible for
establishing and maintaining disclosure, internal controls and procedures for financial reporting. The certification process is pre-approved by the board of directors prior to filing Form 20-
F with the Securities and Exchange Commission (SEC).
All key components of the 'Enterprise Risk Management –
Integrated Framework' issued by the Committee of
Sponsoring Organisations of the Treadway Commission
Risk management and internal controls
Systems in place to
and manage
risks
assess

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(COSO) have been incorporated into the group's process to
comply with SOX section 404 dealing with the group’s internal control system. Requirements of King III and International
Standard ISO/DIS 31000 ‘Risk Management – Principles and
Guidelines on Implementation’ are also included.
In respect of those entities in which AngloGold Ashanti does not have a controlling interest, its representatives on the
boards of these entities seek assurance that significant risks are being managed.
Risk factors
This section describes many of the risks that could affect
AngloGold Ashanti. However, there may be additional risks
unknown to AngloGold Ashanti and other risks, currently
believed to be immaterial, that could turn out to be material.
These risks, either individually or simultaneously, could
significantly affect the group’s business, financial results and the price of its securities.
Risks related to AngloGold Ashanti’s results of
operations and its financial condition as a result
of factors that impact the gold mining industry
generally
Commodity market price fluctuations could adversely
affect the profitability of AngloGold Ashanti’s operations.
AngloGold Ashanti’s revenues are primarily derived from the
sale of gold and, to a lesser extent, uranium, silver and
sulphuric acid. The market prices for these commodities
fluctuate widely. These fluctuations are caused by numerous
factors beyond the company’s control. For example, the market price of gold may fluctuate for a variety of reasons, including:
· Speculative positions taken by investors or traders in gold;
· Changes in the demand for gold as an investment;
· Changes in the demand for gold used in jewellery and for
  other industrial uses, including as a result of prevailing economic conditions;
· Changes in the supply of gold from production,
  disinvestment, scrap and hedging;
· Financial market expectations regarding the rate of inflation;
· Strength of the US dollar (the currency in which the gold
  price trades internationally) relative to other currencies;
· Changes in interest rates;
· Actual or expected sales or purchases of gold by central
  banks and the International Monetary Fund;
· Gold hedging and de-hedging by gold producers;
· Global or regional political or economic events; and
· The cost of gold production in major gold producing countries.
The market price of gold has experienced significant volatility.
During 2010, the gold price traded from a high of $1,431 per ounce to a low of $1,044 per ounce. On 10 March 2011, the
afternoon fixing price of gold on the London Bullion Market
was $1,413.25 per ounce.
The price of gold is often subject to sharp, short-term changes resulting from speculative activities. While the overall supply of and demand for gold can affect its market price, because of
the considerable size of above-ground stocks of the metal in comparison to other commodities, these factors typically do
not affect the gold price in the same manner or degree that the supply of and demand for other commodities tends to affect
their market price. In addition, the shift in gold demand from physical demand to investment and speculative demand may
exacerbate the volatility of gold prices.
A sustained period of significant gold price volatility may
adversely affect the company’s ability to evaluate the feasibility of undertaking new capital projects or continuing existing
operations or to make other long-term strategic decisions.
If revenue from gold sales falls below the cost of production for an extended period, AngloGold Ashanti may experience losses
and be forced to change its dividend payment policies and/or curtail or suspend some or all of its capital projects and/or existing operations.
Foreign exchange fluctuations could have a material
adverse effect on AngloGold Ashanti’s operational results
and financial condition.
Gold is principally a dollar-priced commodity, and most of the company’s revenues are realised in, or linked to, dollars while production costs are largely incurred in the local currency
where the relevant operation is located. As a result of the
company’s global operations and local foreign exchange
regulations, some of its funds are held in local currencies such as the South African rand and the Australian dollar. The
weakening of the dollar, without a corresponding increase in the dollar price of gold against these local currencies, results in higher production costs in dollar terms. Conversely, the
strengthening of the dollar, without a corresponding decrease in the dollar price of gold against these local currencies, yields

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AngloGold Ashanti Annual Financial Statements 2010
Risk management and internal controls
lower production costs in dollar terms. Exchange rate
movements may have a material impact on AngloGold
Ashanti’s operating results. For example, a 1% strengthening of the South African rand, Brazilian real, the Argentinean peso and the Australian dollar against the US dollar will, other
factors remaining equal, result in an increase in total cash costs under IFRS of nearly $5 per ounce or approximately 1%
of the company’s total cash costs. The impact on cash costs
determined under US GAAP may be different.
The profitability of AngloGold Ashanti’s operations, and the cash flows generated by these operations, are significantly
affected by fluctuations in input production prices, many of which are linked to the prices of oil and steel.
Fuel, energy and consumables, including diesel, heavy fuel oil, chemical reagents, explosives, tyres, steel and mining
equipment consumed in mining operations form a relatively
large part of the operating costs and/or capital expenditures of any mining company.
AngloGold Ashanti has no influence over the cost of these
consumables, many of which are linked to some degree to the
price of oil and steel.
The price of oil has recently been volatile, fluctuating between
$65.99 and $95.12 per barrel of Brent crude in 2010.
AngloGold Ashanti estimates that for each $1 per barrel rise in the oil price, other factors remaining equal, the average cash costs under IFRS of all its operations increases by about $0.50 per ounce with the cash costs of certain of the company’s
mines, particularly Geita, Cripple Creek & Victor, Siguiri and
Sadiola, which, being more dependent on fuel, are more
sensitive to changes in the price of oil.
Furthermore, there has also been volatility recently in the price of steel, used in the manufacture of most forms of fixed and mobile mining equipment, which is a relatively large contributor to the operating costs and capital expenditure of a mine. For example, the price of flat Hot Rolled Coil (North American
Domestic FOB) steel traded between $557 per tonne and
$698 per tonne in 2010.
Fluctuations in oil and steel prices have a significant impact on operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in
significant changes in the total expenditure estimates for new mining projects or render certain projects non-viable.
Energy cost increases, and power fluctuations and
stoppages, could adversely impact AngloGold Ashanti’s
results of operations and its financial condition.
AngloGold Ashanti’s mining operations are dependent upon
electrical power generated by local utilities or by power plants situated at some of its operations.
In South Africa, the company’s operations are substantially
dependent on electricity supplied by Eskom, the state-owned
utility. Eskom and the National Energy Regulator of South
Africa, or NERSA, recognise the need to increase electricity supply capacity and a series of tariff increases and proposals have been tabled to assist in the funding of this expansion. On
24 February 2010, NERSA approved an annual increase of
about 25% for each of the next three years. As energy
represents a large proportion of the company’s operating
costs in South Africa, these increases have an adverse impact on the cash costs of its South African operations. In 2008,
Eskom warned it could no longer guarantee electricity
availability to the South African mining industry. Consequently,
AngloGold Ashanti and other mining companies operating in
South Africa, were forced to temporarily suspend mining
operations at their mines. The company has since implemented various initiatives at its South African mines to reduce electricity consumption whilst operating at full capacity. AngloGold
Ashanti cannot assure that power supply to its South African operations will not be curtailed or interrupted again.
In Ghana, the company’s operations depend on hydroelectric
power supplied by the state-controlled Volta River Authority
(VRA), which is supplemented by thermal power from the
Takoradi plant and a smaller unit at Tema. During periods of below average inflows from the Volta reservoir, electricity
supplies from the Akosombo Dam, the VRA’s primary
generation source, may be curtailed; which occurred in 1998,
2006 and the first half of 2007. During periods of limited
electricity availability, the grid is subject to disturbances and voltage fluctuations which can damage equipment. In the past, the VRA has obtained power from neighbouring Côte d’Ivoire,
which has intermittently experienced political instability and civil unrest. On 1 June 2010, the VRA increased Obuasi’s
electricity tariffs (excluding transmission charges and levies)
from 9.3 to 12.4 US cents per kilowatt hour through to the end of 2010. According to the formula agreed with the
government, the rate is then anticipated to decline to 11.2 US cents per kilowatt hour. These rates are expected to remain at these levels in the short term, but could be impacted by a
significant spike in crude oil prices, given Ghana’s dependence on light crude oil for thermal power plants. At Iduapriem,
Risk management and internal controls

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negotiations regarding the increased power tariff (currently
10.2 cents per kilowatt hour) are still to be concluded.
Increased power prices could negatively impact operating
costs and cash flow of AngloGold Ashanti’s Ghanaian
operations.
The company’s mining operations in Guinea, Tanzania and Mali are dependent on power supplied by outside contractors and
supplies of fuel delivered by road. Power supplies have been disrupted in the past, resulting in production losses due to equipment failure.
Global economic conditions could adversely affect the
profitability of AngloGold Ashanti’s operations.
AngloGold Ashanti’s operations and performance depend
significantly on worldwide economic conditions.
A global economic downturn may have follow-on effects on
AngloGold Ashanti’s business. For example:
· The insolvency of key suppliers could result in a supply chain break-down;
· Other income and expense could vary materially from
  expectations depending on gains or losses realised on the
  sale or exchange of financial instruments and impairment
  charges may be incurred with respect to our investments;
· AngloGold Ashanti’s defined benefit pension fund may not
  achieve expected returns on its investments, which could
  require the company to make substantial cash payments to
  fund any resulting deficits; and
· A reduction in the availability of credit may make it more difficult for the company to obtain financing for its operations and capital expenditures or make that financing more costly.
In addition, uncertainty regarding global economic conditions may also increase the volatility or negatively impact the market value of the company’s securities.
Inflation may have a material adverse effect on AngloGold
Ashanti’s operational results.
Most of AngloGold Ashanti’s operations are located in
countries that have experienced high rates of inflation during certain periods.
Since the company is unable to influence the market price of gold, it is possible that significantly higher future inflation in the countries in which it operates may result in an increase in
future operational costs in local currencies (without a
concurrent devaluation of the local currency of operations
against the dollar or an increase in the dollar price of gold). This could have a material adverse effect upon the company’s
results of operations and its financial condition.
While none of AngloGold Ashanti’s operations are currently
materially adversely affected by inflation, significantly higher and sustained inflation in the future, with a consequent
increase in operational costs, could result in the rationalisation of higher cost mines.
AngloGold Ashanti faces many risks related to the
development of its mining projects that may adversely
affect the company’s results of operations and profitability.
The profitability of mining companies depends partly on the
actual costs of developing and operating mines, which may
differ significantly from estimates determined at the time the relevant project was approved following completion of its
feasibility study. Development of mining projects may also be subject to unexpected problems and delays that could increase the development and operating costs of the relevant project.
AngloGold Ashanti’s decision to develop a mineral property is typically based on the results of a feasibility study, which estimates anticipated economic returns from the project.
These estimates are based on assumptions regarding:
· future prices of gold, uranium, silver and other metals;
· future currency exchange rates;
· tonnage, grades and metallurgical characteristics of ore to be mined and processed;
· anticipated recovery rates of gold, uranium, silver and other metals extracted from the ore;
· anticipated capital expenditure and cash operating costs;
  and
· the required return on investment.
Actual cash operating costs, production and economic returns may differ significantly from those anticipated by such studies and estimates. Operating costs and capital expenditure are to a significant extent driven by the cost of commodity inputs
consumed in mining, including fuel, chemical reagents,
explosives, tyres and steel, and also by credits from by-
products, such as silver and uranium.
There are a number of uncertainties inherent in the
development and construction of a new mine or the extension
to an existing mine. In addition to those discussed above,
these uncertainties include the:

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AngloGold Ashanti Annual Financial Statements 2010
Risk management and internal controls
· timing and cost of construction of mining and processing
  facilities, which can be considerable;
· availability and cost of skilled labour, power, water and
  transportation;
· availability and cost of appropriate smelting and refining arrangements;
· requirement and time needed to obtain necessary
  environmental and other governmental permits; and
· availability of funds to finance construction and development activities.
The remote location of many mining properties, permitting
delays, and/or social or political opposition to mining may
increase the cost, timing and complexity of mine development and construction. New mining operations could experience
unexpected problems and delays during development,
construction, commissioning and/or commencement of
production. The global demand for mining and processing
equipment may result in long lead times for the supply of such equipment. Finally, operating cost and capital expenditure
estimates could fluctuate considerably as a result of changes in the prices of commodities consumed and mining equipment
used in the construction and operation of mining projects.
Accordingly, AngloGold Ashanti’s future development activities may not result in the expansion or replacement of current
production, or one or more new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all. The company’s operating results and financial conditions are directly related to the success of its project developments. A failure of the company’s ability to develop and operate mining projects in accordance with, or in excess of, expectations could negatively impact its results of operations, as well as its financial condition and prospects.
AngloGold Ashanti faces uncertainty and risks in
exploration, feasibility studies and other project
evaluation activities.
Exploration activities are speculative in nature and feasibility studies and other project evaluation activities necessary to determine the current or future viability of a mining operation, are often unproductive. These activities often require
substantial expenditure on exploration drilling to establish the presence, extent and grade (metal content) of mineralised
material. AngloGold Ashanti undertakes feasibility studies to estimate technical and economic viability of mining projects and to determine appropriate mining methods and
metallurgical recovery processes. These activities are
undertaken to estimate the Ore Reserve.
Once mineralisation is discovered it may take several years
to determine whether adequate Ore Reserves exist, during
which time the economic feasibility of the project may
change due to fluctuations in factors that affect both
revenue and costs, including the:
· future prices of metals and other commodities;
· future foreign currency exchange rates; and
· required return on investment as based on the cost and
  availability of capital.
Feasibility studies also include activities to estimate anticipated:
· tonnages, grades and metallurgical characteristics of the ore to be mined and processed;
· recovery rates of gold, uranium and other metals from the
  ore; and
· capital expenditure and cash operating costs.
These estimates depend on assumptions made on available
data. Ore Reserve estimates are not precise calculations and depend on the interpretation of limited information on the
location, shape and continuity of the mineral occurrence and on the available sampling results. Further exploration and
feasibility studies can result in new data becoming available that may change previous Ore Reserve estimates which will
impact the technical and economic viability of production from the project. Changes in the forecast prices of commodities,
exchange rates, production costs or recovery rates may
change the economic status of reserves resulting in revisions to previous Ore Reserve estimates. These revisions could
impact depreciation and amortisation rates, asset-carrying
values, provisions for closedown, restoration and
environmental clean-up costs.
AngloGold Ashanti undertakes annual revisions to its Ore
Reserve estimates based upon actual exploration and
production results, depletion, new information on geology and fluctuations in production, economic assumptions and
operating and other costs. These factors may result in
reductions in the Ore Reserve estimates, which could
adversely affect the life-of-mine plans and consequently the total value of the company’s mining asset base. Ore Reserve
restatements could negatively affect the company’s results of operations, as well as its financial condition and prospects.
The increased demand for gold and other commodities,
combined with a declining rate of discovery of new gold Ore
Reserves, has in recent years resulted in accelerated depletion of existing Ore Reserves across the global gold sector.
AngloGold Ashanti therefore faces intense competition for the
Risk management and internal controls

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acquisition of attractive mining properties. From time to time, the company evaluates the acquisition of Ore Reserves,
development properties and operating mines, either as stand-
alone assets or as part of companies. AngloGold Ashanti’s
decision to acquire these properties has been based on a
variety of factors including historical operating results, estimates and assumptions regarding the extent of Ore Reserve, cash
and other operating costs, gold prices, projected economic
returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in future. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate Ore Reserves.
As a result of these uncertainties, exploration and acquisitions by the company may not result in the expansion or
replacement of current production or a maintenance of its
existing Ore Reserves net of production or increase in Ore
Reserves. AngloGold Ashanti’s results of operations and its
financial condition are directly related to the success of its exploration and acquisition efforts and its ability to replace or increase existing Ore Reserves. If the company is not able to maintain or increase its Ore Reserves, its results of operations, as well as its financial condition and prospects could be
adversely affected.
AngloGold Ashanti faces many risks related to its
operations that may adversely impact cash flows and
overall profitability.
Gold mining is susceptible to events that may adversely impact a mining company’s ability to produce gold and meet
production targets. These events include, but are not limited to:
· environmental hazards, including discharge of metals,
  pollutants, radioactivity or hazardous chemicals; industrial accidents or accidents during transportation;
· underground fires;
· labour disputes;
· loss of information integrity or data;
· activities of illegal or artisanal miners;
· mechanical breakdowns;
· electrical power interruptions;
· encountering unexpected geological formations;
· unanticipated ground conditions;
· water ingress;
· process water shortages;
· unanticipated increases in gold lock-up and inventory levels at heap-leach operations;
· fall-of-ground accidents in underground operations;
· failure of mining pit slopes, heap-leach facilities, water dams, waste stockpiles and tailings dam walls;
· legal and regulatory restrictions and changes to such
  restrictions;
· safety-related stoppages;
· seismic activity; and
· other natural phenomena, such as floods, droughts or
  inclement weather conditions, potentially exacerbated by
  climate change.
Seismic activity is of particular concern in underground mining operations, particularly in South Africa due to the extent and extreme depth of mining, and also in Australia and Brazil due to the depth of mining and residual tectonic stresses. Despite modifications to mine layouts and support technology, as well as other technological improvements employed with a view to
minimising incidence and impact of seismic activity, seismic events have caused death and injury to employees and
contractors and may do so again in future.
Seismic activity may also cause the loss of mining equipment, damage or destruction of mineral properties or production
facilities, monetary losses, environmental damage and
potential legal liabilities in South Africa and elsewhere where seismic activity may be a factor. As a result, these events may have a material adverse effect on AngloGold Ashanti’s results of operations and financial condition.
AngloGold Ashanti is subject to extensive health and
safety laws and regulations.
Gold mining operations are subject to a variety of industry-
specific health and safety laws and regulations depending on which jurisdiction they are located. These laws and
regulations are designed to protect and improve the safety
and health of employees.
From time to time, new or improved health and safety laws and regulations are introduced in jurisdictions in which AngloGold
Ashanti operates. Should compliance with new standards
require a material increase in expenditure or material
interruptions to operations or production, including as a result of any temporary failure to comply with applicable regulations, the results of operations and the financial condition of the company could be adversely affected. In South Africa, for
example, the government has introduced compulsory
shutdowns of operations to enable investigations into the
cause of accidents at those operations. Certain of the
company’s operations have been temporarily suspended for
this reason in the past.

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AngloGold Ashanti Annual Financial Statements 2010
Risk management and internal controls
AngloGold Ashanti’s reputation as a responsible company
and employer could be damaged by any significant
governmental investigation or enforcement of health and
safety standards. Any of these factors could have a material adverse effect on the company’s results of operations and
financial condition.
Mining companies are increasingly required to consider and
ensure the sustainable development of, and provide benefits
to, the communities and countries in which they operate.
As a result of public concern about the perceived ill effects of economic globalisation, businesses in general and large
multinational corporations such as AngloGold Ashanti, in
particular, face increasing public scrutiny of their activities.
These businesses are under pressure to demonstrate that
while companies seek a satisfactory return on investment for shareholders, other stakeholders including employees,
communities surrounding operations and the countries in
which they operate, also benefit from their commercial
activities. Such pressures tend to be particularly focused on companies whose activities are perceived to have a high
impact on their social and physical environment. The potential consequences of these pressures include reputational
damage, legal suits and social spending obligations.
Existing and proposed mining operations are often located at or near existing towns and villages, natural water courses and
other infrastructure. Mining operations must therefore be
designed to minimise their impact on such communities and the environment, either by changing mining plans to avoid such
impact, by modifying mining plans and operations or by
relocating the affected people to an agreed location. These
measures may include agreed levels of compensation for any
adverse impact the mining operation may continue to have upon the community. The cost of these measures could increase
capital and operating costs and therefore could have an adverse impact upon AngloGold Ashanti’s results of operations and
financial condition.
Mining companies are subject to extensive environmental
laws and regulations.
Mining companies are subject to extensive environmental laws and regulations in the various jurisdictions in which they
operate. These regulations establish limits and conditions on producers’ ability to conduct their operations. The cost of
compliance with environmental laws and regulations is
expected to continue to be significant to AngloGold Ashanti.
Environmental laws and regulations are continually changing
and are generally becoming more restrictive. In particular, the use of sodium cyanide in metallurgical processing is under
increasing environmental scrutiny and prohibited in certain
jurisdictions. Changes to AngloGold Ashanti’s environmental
compliance obligations or operating practices could adversely affect the company’s rate of production and revenue.
Variations in laws and regulations, assumptions made to
estimate liabilities, standards or operating procedures, more stringent emission or pollution thresholds or controls, or the occurrence of unanticipated conditions, may require
operations to be suspended and could increase AngloGold
Ashanti’s expenses and provisions. These expenses and
provisions could adversely affect the company’s results of
operations and its financial condition.
Mining companies are required by law to close their operations at the end of the mine life and rehabilitate the lands they mine.
Estimates of the total ultimate closure and rehabilitation costs for gold mining operations are significant and based principally on current legal and regulatory requirements that may change materially. Environmental liabilities are accrued when they
become known, probable and can be reasonably estimated.
Increasingly, regulators are seeking security in the form of cash collateral or bank guarantees in respect of environmental
obligations, which could have an adverse impact on
AngloGold Ashanti’s financial condition.
Costs associated with rehabilitating land disturbed by mining processes and addressing the environmental, health and
community issues are estimated and financial provision made
based upon current available information. Estimates may,
however, be insufficient and further costs may be identified at any stage. Any underestimated or unidentified rehabilitation costs would reduce earnings and could materially and
adversely affect the company’s asset values, earnings and
cash flows.
Compliance with emerging climate change regulation
could result in significant costs to AngloGold Ashanti and
climate change may present physical risks to the
company’s operations.
Greenhouse gases, or GHGs, are emitted directly by
AngloGold Ashanti’s operations and indirectly as a result of the consumption of electricity purchased from external utilities.
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Emissions from electricity consumption are indirectly
attributable to its operations. Currently, a number of
international and national measures to address or limit GHG
emissions, including the Kyoto Protocol and the Copenhagen
Accord, are in various phases of discussion or implementation in the countries in which the company operates. These
measures could result in requirements for AngloGold Ashanti
to reduce its direct and indirect GHG emissions.
The Australian government, elected in late 2010, has
established an intensive process to gauge support and shape
debate on possible interventions, including introduction of a carbon price, to address climate-change impacts in Australia.
Its stated intention is to achieve consensus and announce the nature of key interventions by the end of parliament, which is debating the introduction of the Carbon Pollution Reduction
Scheme, which would cap national emissions and require
certain companies whose emissions exceed the agreed
threshold to obtain allowances to emit GHGs. AngloGold
Ashanti may be required under this scheme to purchase
allowances for emissions starting in 2011. The company is
already required to report its GHG emissions to the Australian government under the National Greenhouse and Energy
Reporting Act.
The South African government published a climate change
response green paper in November 2010 and a carbon tax
discussion paper in December 2010. The policy process,
culminating in the publication of a climate change response
white paper, is expected later in 2011, with GHG legislation likely to be enacted thereafter. An emissions trading discussion paper is expected during 2011. It is possible that legislation to cap national emissions, introduce a trading scheme for GHG
emission allowances and/or extend the current carbon tax will be enacted, though the timing of this is uncertain.
It is unclear how climate change bills will progress if introduced in the US Congress. The likely impact on AngloGold Ashanti
also remains unclear, as legislation has yet to be finalised. In
May 2010, given the significant change in its composition
following the November 2010 elections, the US Environmental
Protection Agency continued to proceed on rules related to
greenhouse gas emissions under the existing US Clean Air Act and Congress continued to evaluate whether or not to limit or restrict these activities. In some instances these rules will require installation of best available technology to control
GHGs from large emitters.
In October 2010, the then-President of Brazil announced that sector-specific plans would be developed to meet a voluntary reduction target of 1.2 billion tonnes of CO2 by 2020. Amongst other plans, it is intended to reduce de-forestation in the
Cerrado biome, where AngloGold Ashanti operates, by 40%
and expand renewable energy production and energy
efficiency programs. The decree also provided for a Brazilian
GHG trading scheme, which is yet to be designed. In Brazil,
the National Plan for Climate Change was enacted in
December 2008 aiming to reduce de-forestation, which is the
main cause of Brazil’s GHG emissions. While Brazil is not yet formally regulating GHG emissions at the national level, some state environmental agencies have requested companies to
voluntarily submit GHG emissions management plans.
Some of these measures have resulted in increased
compliance costs for power suppliers and are passed through
to the company in the form of price increases. In South Africa, for instance, AngloGold Ashanti has since 2009 paid a levy of
ZAR0.02 per kilowatt hour for electricity generated from fossil fuels. These levies may increase over time and additional
levies may be introduced in future in South Africa or other
countries, which could result in a significant increase in costs to the company.
In addition, AngloGold Ashanti’s operations could be exposed to a number of physical risks from climate change, such as
increased rainfall, reduced water availability, higher
temperatures and extreme weather events. Events or
conditions such as flooding or inadequate water supplies
could disrupt mining and transport operations, mineral
processing and rehabilitation efforts, and could increase health and safety risks on site. In addition, such events or conditions could have adverse effects, such as increased disease
prevalence in the company’s workforce and in communities in
close proximity to its operations.
Mining operations and projects are vulnerable to supply
chain disruption and AngloGold Ashanti’s operations and
development projects could be adversely affected by
shortages of, as well as lead times to deliver strategic
spares, critical consumables, mining equipment or
metallurgical plant.
AngloGold Ashanti’s operations and development projects
could be adversely affected by both shortages and long lead
times to deliver, strategic spares, critical consumables, mining equipment and metallurgical plant. In the past, the company
and other gold mining companies experienced shortages in
critical consumables, particularly as production capacity in the global mining industry expanded in response to increased

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AngloGold Ashanti Annual Financial Statements 2010
Risk management and internal controls
demand for commodities. AngloGold Ashanti has in the past
experienced increased delivery times for these items. These
shortages have also resulted in unanticipated increases in the price of certain of these items. Shortages of strategic spares, critical consumables, mining equipment or metallurgical plant, which could occur in the future, could result in production
delays and production shortfalls and increases in prices
resulting in an increase in both operating costs and the capital expenditure to maintain and develop mining operations.
Individually, AngloGold Ashanti and other gold mining
companies have limited influence over manufacturers and
suppliers of these items. In certain cases there are a limited number of suppliers for certain strategic spares, critical
consumables, mining equipment or metallurgical plant who
command superior bargaining power relative to the company.
The company could at times face limited supply or increased
lead time in the delivery of such items.
The company’s procurement policy is to only source mining
and processing equipment and consumables from suppliers
that meet its corporate values and ethical standards. In certain locations, where a limited number of suppliers meet these
standards, further strain is placed on the supply chain, thereby increasing cost of supply and time of delivery.
If AngloGold Ashanti experiences shortages, or increased
lead times in delivery of strategic spares, critical
consumables, mining equipment or processing plant, the
company’s results of operations and its financial condition
could be adversely impacted.
Diversity in interpretation and application of accounting
literature in the mining industry may impact AngloGold
Ashanti’s reported financial results.
The mining industry has limited industry-specific accounting literature. As a result, there is diverse interpretation and application of accounting literature to mining specific issues.
AngloGold Ashanti, for example, capitalises drilling and costs related to defining and delineating a residual mineral deposit that has not been classified as a proved and probable reserve at a development project or production stage mine. Some
companies, however, expense such costs. As and when this
diverse interpretation and application is addressed, the
company’s reported results could be adversely impacted
should the adopted interpretation differ from the position it currently follows.
Risks related to AngloGold Ashanti’s results of
operations and its financial condition as a result
of factors specific to the company and its
operations
AngloGold Ashanti has removed the last of its gold
hedging instruments and long-term sales contracts, which
exposes the company to potential gains from subsequent
commodity price increases but exposes it entirely to
subsequent commodity price decreases.
AngloGold Ashanti removed the last of its gold hedging
instruments in October 2010 in order to provide greater
participation in a rising gold price environment. As a result,
AngloGold Ashanti no longer has any protection against declines in the market price of gold compared with previous years. A
sustained decline in the price of gold could adversely impact the company’s results of operations and its financial condition.
AngloGold Ashanti’s mining rights in the countries in which
it operates could be altered, suspended or cancelled for a
variety of reasons, including if the company breaches its
obligations in respect of its mining rights.
AngloGold Ashanti’s right to own and exploit mineral reserves and deposits is governed by the laws and regulations of the
jurisdictions in which the mineral properties are located.
Currently, a significant portion of the company’s mineral
reserves and deposits are located in countries where mining
rights could be suspended or cancelled should it breach its
obligations in respect of the acquisition of these rights.
In all of the countries where AngloGold Ashanti operates, the formulation or implementation of government policies may be
unpredictable on certain issues, including changes in laws
relating to mineral rights and ownership of mining assets and the rights to prospect and mine and in extreme cases,
nationalisation. For example, the Guinean Government has
announced in media reports that it will seek to increase its equity interest in mines and there is a call for a debate on nationalisation and increased state ownership in South Africa.
Any existing and new mining and exploration operations and
projects are subject to various national and local laws, policies and regulations governing the ownership and the right to
prospect or mine or develop proposed projects. If AngloGold
Ashanti is not able to obtain or maintain necessary permits, authorisations or agreements to prospect or mine or to
Risk management and internal controls

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implement planned projects, or continue its operations under conditions, or within time frames, that make such plans and
operations economically viable, or if the laws impacting the company’s ownership of its mineral rights, or the right to
prospect or mine were to change materially, or should
Governments increase their ownership in the mines or
nationalise them, AngloGold Ashanti’s results of operations
and its financial condition could be adversely affected.
In South Africa, mining rights are linked to meeting various obligations that include the Broad-Based Socio-Economic
Empowerment Charter for the South African Mining Industry,
referred to as the Mining Charter. Compliance with the Mining
Charter, measured using a designated scorecard, requires that every mining company achieve 26% ownership by historically
disadvantaged South Africans (HDSAs) of its South African
mining assets by May 2014, and achieves participation by
HDSAs in various other aspects of management.
AngloGold Ashanti believes it has made significant progress
towards meeting the requirements of the Mining Charter, the
scorecard and its own undertakings in terms of human
resource development, employment equity, mine community
and rural development, housing and living conditions and
procurement and beneficiation. The company will incur
expenses in giving further effect to the Mining Charter and
the scorecard.
The Mining Charter provided for its review five years after
promulgation. The outcome of the first phase of the review was made public in June 2010, while results from the final review were made public in September 2010. According to these
reviews, AngloGold Ashanti is compliant with the Mining
Charter’s requirements relating to ownership of its assets by
HDSAs. The company is also currently compliant with the
Mining Charter’s requirements relating to, among others,
human resource development, mine community development,
and sustainable development and growth. Whilst AngloGold
Ashanti is compliant with the Mining Charter’s ownership
targets to be achieved by May 2014, it must make further
progress to achieve future targets set under the Mining
Charter, including further participation by HDSAs in various aspects of management, the upgrade of housing and
accommodation at the company’s mines, further human
resource development, mine community development,
sustainable development and growth as well as procurement
and enterprise development, certain of which are also included under the Code and Standard, as defined and discussed
below and which targets must also be achieved by May 2014.
AngloGold Ashanti expects to be compliant with these
provisions by May 2014.
As required by the South African Mineral and Petroleum
Resources Development Act (MPRDA), the Minister of Mineral
Resources published a Code of Good Practice for the Minerals
Industry (Code) and the Housing and Living Conditions
Standard (Standard) in April 2009. The Code was developed to create principles to facilitate effective implementation of
minerals and mining legislation and enhance implementation of the Mining Charter applicable to the mining industry. The
Standard aims to include the provision of housing as an
integral part of infrastructure during the development of a mine.
Both the Code and the Standard provide that non-compliance
equates to non-compliance with the MPRDA. It is unclear
whether non-compliance with the Code or the Standard would
lead to the cancellation or suspension of a mining right or
whether they would be considered legislation under the
MPRDA. Subsequent to the publication of the Code and the
Standard, representatives of the Department of Mineral
Resources, organised labour and the South African mining
industry have engaged in discussions in an effort to address the concerns of the mining industry and to possibly amend the
Code and the Standard. Furthermore, discussions related to
the Code and Standard have also become related to the
review of the Mining Charter. It is anticipated that the contents of the Code and Standard will ultimately be amended in line
with the amendments to the Mining Charter that have resulted from its review. Details of the final Code and Standard are
currently uncertain.
AngloGold Ashanti’s mining rights in South Africa can be
suspended or cancelled by the Minister of Mineral Resources
if, upon notice of a breach from the Minister, the company
breaches its obligations in complying with the MPRDA. The
MPRDA also imposes additional responsibilities on mining
companies relating to environmental management and to
environmental damage, degradation or pollution resulting from their prospecting or mining activities. AngloGold Ashanti has a policy of evaluating, minimising and addressing the
environmental consequences of its activities and, consistent with this policy and the MPRDA, conducts an annual review of the environmental costs and liabilities associated with its South
African operations in light of applicable requirements.

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AngloGold Ashanti Annual Financial Statements 2010
Risk management and internal controls
AngloGold Ashanti may experience unforeseen difficulties,
delays or costs in successfully implementing its business
strategy and its strategy may not result in the anticipated
benefits.
The successful implementation of the company’s business
strategy depends upon a number of factors, including those
outside its control. For example: the successful management
of costs will depend on prevailing market prices for input costs;
the ability to grow the business will depend on the successful implementation of the company’s existing and proposed
project development initiatives and continued exploration
success, as well as on the availability of attractive merger and acquisition opportunities, all of which are subject to the
relevant mining and company specific risks as outlined in these risk factors. AngloGold Ashanti cannot give assurance that
unforeseen difficulties, delays or costs will not adversely affect the successful implementation of its business strategy, or that the strategy will result in the anticipated benefits.
The level of AngloGold Ashanti’s indebtedness could
adversely impact its business.
As at 31 December 2010, AngloGold Ashanti had gross
borrowings (excluding the mandatory convertible bonds) of
approximately $1.9 billion.
AngloGold Ashanti’s indebtedness could have a material
adverse effect on its flexibility to conduct business. For
example, the company may be required to utilise a large
portion of its cash flow to pay the principal and interest on its debt, which will reduce funds available to finance existing
operations, the development of new organic growth
opportunities and further acquisitions. In addition, under the terms of the company’s borrowing facilities from its banks,
AngloGold Ashanti is obliged to meet certain financial and
other covenants. The company’s ability to continue to meet
these covenants will depend on its future financial performance which will be affected by its operating performance as well as by financial and other factors, certain of which are beyond the control of the company.
Should the cash flow from operations be insufficient,
AngloGold Ashanti could breach its financial and other
covenants and may be required to refinance all or part of the existing debt, use existing cash balances, issue additional
equity and/or sell assets. AngloGold Ashanti cannot be sure
that it will be able to do so on commercially reasonable terms, if at all.
Certain factors may affect AngloGold Ashanti’s ability to
support the carrying amount of its property, plant and
equipment, acquired properties, investments and
goodwill on the balance sheet. If the carrying amount of
its assets is not recoverable, AngloGold Ashanti may be
required to recognise an impairment charge, which could
be significant.
AngloGold Ashanti reviews and tests the carrying value of its assets when events or changes in circumstances suggest that
the carrying amount may not be recoverable. The company
values individual mining assets at the lowest level for which cash flows are identifiable and independent of cash flows of other mining assets and liabilities.
If there are indications that an impairment may have occurred,
AngloGold Ashanti prepares estimates of expected future
cash flows for each group of assets. Expected future cash
flows are inherently uncertain, and could materially change
over time. They are significantly affected by reserve and
production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency
exchange rates, estimates of costs to produce reserves and
future capital expenditure.
If any of these uncertainties occur either alone or in
combination, management could be required to recognise an
impairment, which could have a material adverse affect on the company’s financial condition.
AngloGold Ashanti expects to have significant financing
requirements.
AngloGold Ashanti’s existing Board approved development
projects and exploration initiatives, including Tropicana in
Australia, the Cerro Vanguardia heap leach project in
Argentina, the Mponeng Ventersdorp Contact Reef Projects in
South Africa, Córrego do Sítio and Lamego in Brazil, the mine life extension project (MLE1) at Cripple Creek & Victor in the US will require significant funding.
Potential future development projects include the La Colosa
and Gramalote projects in Colombia, the Kibali and
Mongbwalu projects in the DRC, the Mponeng CLR and
Zaaiplaats projects in South Africa, the Cerro Vanguardia
underground mining project in Argentina, the Nova Lima Sul
project in Brazil, the Sadiola Deeps project in Mali, Cripple
Creek & Victor further mine life extension project (MLE2) in the
Risk management and internal controls

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US, as well as various other exploration projects and feasibility studies, will also require significant funding if and when
approved by AngloGold Ashanti Board.
AngloGold Ashanti estimates that over the next three years,
these growth initiatives will require project capital expenditure
(excluding stay in business and Ore Reserve development
capital expenditure) of approximately $2.5bn (subject to
escalation). The company’s capital expenditure plans and
requirements are subject to a number of risks, contingencies and other factors, some of which are beyond its control, and therefore the actual future capital expenditure and investments may differ significantly from their current planned amounts.
AngloGold Ashanti’s operating cash flow and credit facilities may be insufficient to meet all of these expenditures,
depending on the timing and costs of development of these
and other projects as well as its operating performance and
available headroom under its credit facilities. As a result, new sources of capital may be needed to meet the funding
requirements of these developments, to fund ongoing
business activities and to pay dividends. AngloGold Ashanti’s ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, future gold prices, the company’s operational performance and operating cash
flow and debt position, among other factors. The company’s
ability to raise further debt financing in the future and the cost of such financing will depend on, among other factors, its
prevailing credit rating, which may be affected by the
company’s ability to maintain its outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, its business prospects or other factors. As a result, in the event of lower gold prices, unanticipated operating or financial
challenges, or new funding limitations, AngloGold Ashanti’s
ability to pursue new business opportunities, invest in existing and new projects, fund its ongoing business activities and/or retire or service outstanding debt and pay dividends could be significantly constrained, all of which could adversely impact the company’s results of operations and its financial condition.
AngloGold Ashanti does not operate some of its
significant joint venture projects and other interests. If the operators of these projects do not perform effectively and
efficiently, the company’s investment in these projects
could be adversely affected and/or its reputation could
be harmed.
AngloGold Ashanti’s joint ventures at Morila in Mali and at
Kibali in the DRC are operated by the company’s joint venture partners. In addition, certain of AngloGold Ashanti’s
exploration ventures are operated by the relevant joint venture partner. AngloGold Ashanti’s marine gold joint venture with De
Beers is operated by an independent company jointly owned
by AngloGold Ashanti and De Beers, with a significant part of the technical input subcontracted to De Beers or other marine service providers.
In South Africa, AngloGold Ashanti’s Ergo operations are
currently operated by Ergo Mining, a subsidiary of DRDGOLD
Limited (DRDGOLD). The Ergo operations were sold in 2007 to
DRDGOLD and DRDGOLD has been managing and operating
the assets pending the transfer of the mining rights from
AngloGold Ashanti to DRDGOLD.
While AngloGold Ashanti provides strategic management and
operational advice to its joint venture partners in respect of these projects, the company cannot ensure that these projects are operated in compliance with the standards that AngloGold
Ashanti applies in its other operations. If these joint ventures are not operated effectively or efficiently, including as a result of weaknesses in the policies, procedures and controls
implemented by the joint venture partners, the company’s
investment in the relevant project could be adversely affected.
In addition, negative publicity associated with ineffective and inefficient operatorship, particularly relating to any resulting accidents or environmental incidents could harm the
company’s reputation and therefore its prospects and
potentially its financial condition. Further any failure of joint venture partners to meet their obligations to AngloGold Ashanti or to third parties, or any disputes with respect to the parties’
respective rights and obligations, could have a material
adverse impact on AngloGold Ashanti’s results of operations
and its financial condition.
AngloGold Ashanti’s mineral reserves, deposits and
mining operations are located in countries that face
political, economic and/or security risks.
Some of AngloGold Ashanti’s mineral deposits and mining and
exploration operations are located in countries that have
experienced political instability and economic uncertainty. In all of the countries where the company operates, the formulation or implementation of government policies may be unpredictable on certain issues. These include regulations which impact its operations and changes in laws relating to issues such as
mineral rights and asset ownership, taxation, royalties, import and export duties, currency transfers, restrictions on foreign currency holdings and repatriation of earnings.

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AngloGold Ashanti Annual Financial Statements 2010
Risk management and internal controls
Any existing and new mining and exploration operations and
projects that the company carries out in these countries will continue to be subject to various national and local laws,
policies and regulations governing the ownership, prospecting, development and mining of mineral reserves, taxation and
royalties, exchange controls, import and export duties and
restrictions, investment approvals, employee and social
community relations and other matters.
If, in one or more of these countries, AngloGold Ashanti were not able to obtain or maintain necessary permits,
authorisations or agreements to implement planned projects or continue its operations under conditions or within time frames that make such plans and operations economic, or if legal,
ownership, fiscal (including all royalties and duties), exchange control, employment, environmental and social laws and
regimes, or the governing political authorities change
materially, resulting in changes to such laws and regimes, this could have a material adverse affect on AngloGold Ashanti’s
operating results and financial condition.
Certain of the countries in which AngloGold Ashanti has
mineral deposits or mining or exploration operations, including the DRC, Guinea and Colombia, have in the past
experienced, and in certain cases continue to experience, a
difficult security environment as well as political instability. In particular, various illegal groups active in regions in which the company are present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on its operations in such regions. In the event that continued
operations in these countries compromise the company’s
security or business principles, AngloGold Ashanti may
withdraw from these countries on a temporary or permanent
basis. Furthermore, the company has at times experienced
strained relationships with some of the communities in which it operates. This could have a material adverse impact on
AngloGold Ashanti’s results of operations.
In December 2008, the National Council for Democracy and
Development, led by Moussa Dadis Camara, seized power in
Guinea after the death of the country’s long-standing president
Lasana Conte. On 3 December 2009, President Camara was
shot and injured in an apparent assassination attempt and
subsequently signed a transition agreement allowing for
presidential elections and the transfer of Guinea back to civilian rule. A new transitional government was appointed while
elections were held. The first round of elections was held but, as a clear winner did not emerge, a second round of elections took place after a prolonged delay on 7 November 2010 and
ultimately Alpha Conde, was sworn in as Guinea’s president on
21 December 2010. Some unrest and protest accompanied
and followed the elections. However, the elections were
deemed successful and Conde was installed as Guinea’s first
democratically elected president. Recently, Conde confirmed
his commitment to a review of all mining contracts under the auspices of international law, indicating that Guinea would
seek to own a stake of at least a third of all mining projects located in Guinea. Currently the Government of Guinea holds
a stake of 15% in the Siguiri Gold Mine. The review process
has not yet commenced and AngloGold Ashanti is currently
unable to predict the timing and outcome of such review.
In Guinea, Mali and Tanzania, AngloGold Ashanti is due
refunds of input tax and fuel duties which remain outstanding for periods longer than those provided for in the respective statutes. In addition, the company has other outstanding
assessments and unresolved tax disputes in a number of
countries, including Brazil, Argentina and Ghana. If the
outstanding VAT input taxes are not received, the tax disputes are not resolved and assessments favourable to AngloGold
Ashanti are not made, there could be an adverse effect upon
the company’s results of operations and its financial condition.
AngloGold Ashanti may also be impacted by the outcome of
elections in jurisdictions in which it has operations and ancillary political processes leading up to elections. The company
expects elections to occur in in the DRC in 2011 and in South
Africa in 2014.
In February 2010, AngloGold Ashanti and other mining
companies in Ghana received notice that the country’s
government was considering a review and amendments to its
fiscal mining regime. The government of Ghana has
subsequently amended its fiscal mining regime and should it
seek to impose this new increased royalty rate on the company,
AngloGold Ashanti may challenge it in light of the stability agreement entered into by the company with the government
of Ghana in December 2003 and which was subsequently
ratified by the parliament of Ghana in early 2004. No assurance can be given that should AngloGold Ashanti challenge this new increased royalty rate that it would ultimately succeed in the challenge or that any dispute with the government of Ghana
would not otherwise have a material impact on the company’s
financial condition or results of operations.
In May 2010, the government of Australia proposed a
Resource Super Profit Tax (RSPT), which would have required
extractive industries, including the gold mining industry, to pay a tax of 40% on profits from Australian operations above
Risk management and internal controls

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certain levels determined by the government. Had the RSPT
been implemented as proposed it would have had an adverse
impact upon AngloGold Ashanti’s financial results from its
existing operations in Australia as well as from the Tropicana project, once operational. However, in July 2010, the
government of Australia proposed to replace the RSPT with
the Mineral Resource Rent Tax (MRRT), which will require a tax of 30% on profits above certain levels from coal and iron ore mining starting 1 July 2010. Should the government of
Australia reintroduce the RSPT or extend the MRRT to the gold mining industry, or if similar “super profit” taxes are introduced in Australia or any other country in which the company
operates, by governments seeking to capture a greater share
of the economic benefits from their natural resources, this
could have a material adverse effect on AngloGold Ashanti’s
results of operations and its financial condition.
Labour disruptions and/or increased labour costs could
have an adverse effect on AngloGold Ashanti’s results of
operations and financial condition.
AngloGold Ashanti employees in South Africa, Ghana, Guinea
and some South American countries, are highly unionised.
Trade unions, therefore, have a significant impact on the
company’s labour relations climate, as well as on social and political reforms, most notably in South Africa. There is a risk that strikes or other types of conflict with unions or employees may occur at any of the company’s operations, particularly
where the labour force is unionised. Labour disruptions may
be used to advocate labour, political or social goals in the future. For example, labour disruptions may occur in
sympathy with strikes or labour unrest in other sectors of the economy. Material labour disruptions could have an adverse
effect on AngloGold Ashanti’s results of operations and
financial condition.
As at 31 December 2010, approximately 65% of the
company’s workforce excluding contractors, or approximately
57% of its total workforce, was located in South Africa. In
South Africa, it has become established practice to negotiate wages and conditions of employment with the unions every
two years through the Chamber of Mines of South Africa. An
agreement was signed with the unions in July 2009, following negotiations between the Chamber of Mines and the National
Union of Mineworkers, the United Associations of South Africa,
(UASA) (on behalf of some clerical and junior management staff)
and Solidarity (on behalf of a small number of miners). The next round of negotiations is expected to take place in 2011.
AngloGold Ashanti cannot give assurance that it will be able to renegotiate this agreement on satisfactory terms when it
expires in July 2011.
As at 31 December 2010, approximately 10% of the
company’s workforce excluding contractors, or approximately
12% of the total workforce, was located in Ghana. In Ghana, a three-year, wage agreement for the years 2009 to 2011,
effective from 1 January 2009, was reached towards the end
of 2009. The next round of negotiations is expected to take
place in 2011. AngloGold Ashanti cannot give assurance that
it will be able to renegotiate this agreement on satisfactory terms when it expires at the end of December 2011.
Labour costs represent a substantial proportion of the
company’s total operating costs and in many operations,
including its South African, Ghanaian and Tanzanian operations, is the company’s single largest component of operating costs.
Any increases in labour costs have to be offset by greater
productivity efforts by all operations and employees, failing which such increase in labour cost could have a material
adverse effect on AngloGold Ashanti’s results of operations and its financial condition.
The use of mining contractors at certain of the
company’s operations may expose AngloGold Ashanti to
delays or suspensions in mining activities and increases
in mining costs.
AngloGold Ashanti uses contractors at certain of its operations to mine and deliver ore to processing plants. Consequently, at these mines, contracting costs represent a significant
proportion of the total operating costs of these operations and the company does not own all of the mining equipment.
AngloGold Ashanti’s operations could be disrupted, resulting in additional costs and liabilities, if the mining contractors at these mines have financial difficulties or if a dispute arises in renegotiating a mining contract, or if there is a delay in
replacing an existing contractor. Increases in contract mining rates, in the absence of associated productivity increases, will also have an adverse impact on the company’s results of
operations and financial condition.
AngloGold Ashanti competes with mining and other
companies for key human resources.
AngloGold Ashanti competes on a global basis with mining
and other companies, to attract and retain key human
resources at all levels with the appropriate technical skills and

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AngloGold Ashanti Annual Financial Statements 2010
Risk management and internal controls
operating and managerial experience necessary to operate its business. This is further exacerbated in the current
environment of increased mining activity across the globe,
combined with the global shortage of key mining skills,
including geologists, mining engineers, metallurgists and
skilled artisans.
The retention of staff is particularly challenging in South Africa, where, in addition to the impacts of global industry shortages of skilled labour, AngloGold Ashanti is required to achieve
employment equity targets of participation by HDSAs in
management and other positions.
AngloGold Ashanti competes with all companies in South
Africa to attract and retain a small but growing pool of HDSAs with the necessary skills and experience.
There can be no assurance that the company will attract and
retain skilled and experienced employees. Should it fail to do so or lose any of its key personnel, the business and growth
prospects may be harmed and this could have an adverse
impact on AngloGold Ashanti’s results of operations and its
financial condition.
The treatment of occupational health diseases and the
potential liabilities related thereto may have an adverse
effect upon the results of operations of AngloGold Ashanti
and its financial condition.
The primary areas of focus in respect of occupational health of employees within the company’s operations are noise induced
hearing loss (NIHL), occupational lung diseases (OLD), which includes pulmonary and tuberculosis (TB), in individuals
exposed to silica dust. AngloGold Ashanti provides
occupational health services to its employees at its
occupational health centres and continues to improve
preventative occupational hygiene initiatives. If the costs
associated with providing such occupational health services
increase, this could have an adverse effect on the results of operations of AngloGold Ashanti and its financial condition.
The South African government, by way of a cabinet resolution in 1999, proposed a possible combination and alignment of
benefits of the Occupational Diseases in Mines and Works Act
(ODMWA) that provides for compensation to miners who have
OLD and/or TB, and the Compensation for Occupational
Injuries and Diseases Act (COIDA), that provides for
compensation of non-miners who have OLD. It appears less
likely that the proposed combination of the two acts will occur but some alignment of benefits may be considered. COIDA
provides for compensation payments to workers suffering
permanent disabilities from OLD, which are classified as
pension liabilities if the permanent disability is above a certain threshold, or a lump sum compensation payment if the
permanent disability is below a certain threshold. ODMWA only provides for a lump sum compensation payment to workers
suffering from OLD as well as the payment of medical
expenses over the claimant’s lifetime.
If the proposed combination of COIDA and ODMWA were to
occur, this could further increase the level of compensation claims AngloGold Ashanti could be subject to and consequently could have an adverse effect on its financial condition.
Mr. Thembekile Mankayi instituted legal action against AngloGold
Ashanti in October 2006 in the South Gauteng High Court.
Mr Mankayi, claimed approximately R2.6 million for damages
allegedly suffered by him as a result of silicosis allegedly contracted while working on a mine of Vaal Reefs Mining and
Exploration Company Limited, which company was renamed
AngloGold Limited in 1998 and AngloGold Ashanti Limited in
2004. The case was heard and judgment in the exception
action was rendered on 26 June 2008 in the company’s favour
on the basis that mine employers are indemnified under
ODMWA and COIDA against claims by employees against
employers for damages relating to compensable diseases.
Mr. Mankayi’s appeal to the Supreme Court of Appeal of South
Africa was dismissed. On 17 August 2010, the Constitutional
Court of South Africa heard Mr. Mankayi’s application for leave to appeal to the Constitutional Court. Judgement in the
Constitutional Court was handed down on 3 March 2011. The
Constitutional Court granted the application for leave to appeal and dealt with the matter as a full appeal. Mr. Mankayi was
deceased prior to this judgement in the Constitutional Court and following the judgement, Mr. Mankayi’s executor may
proceed with his case in the High Court and seek a claim for damages under common law against AngloGold Ashanti. This
will comprise, amongst others, providing evidence that
Risk management and internal controls

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Mr. Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.
AngloGold Ashanti is still studying the details of the
Constitutional Court judgement and will defend the case and
any subsequent claims on their merits. As a result of the
Constitutional Court decision, AngloGold Ashanti could be
subject to numerous similar claims, including potentially by way of a class action or similar group claim. These too would be defended by the company and adjudicated by the by the
Courts on their merits. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for this possible obligation. Should
AngloGold Ashanti be unsuccessful in defending the claim of
Mr. Mankayi’s executor and any other individuals or groups
that lodge similar claims this would have an adverse impact on
AngloGold Ashanti’s financial condition.
In response to the effects of silicosis in labour sending
communities, a number of mining companies (under the
auspices of the Chamber of Mines of South Africa) together
with the NUM, which is the largest union in the mining sector, and the national and regional departments of health, have
embarked on a project to assist in delivering compensation
and relief by mining companies under the ODMWA to
affected communities.
AngloGold Ashanti faces certain risks in dealing with
HIV/AIDS, particularly at its South African operations and
with tropical disease outbreaks such as malaria, which
may have an adverse effect on the company’s results of
operations.
AIDS and associated diseases remain the major health care
challenges faced by AngloGold Ashanti’s South African
operations. Accurate prevalence data for AIDS is not available owing to doctor-patient confidentiality. The South African
workforce prevalence studies, however, indicate that HIV
prevalence rates among AngloGold Ashanti’s South African
workforce may be as high as 30%. AngloGold Ashanti
continues to develop and implement programmes to help
those infected with HIV and prevent new infections from
spreading. Since 2001, the company has offered a voluntary
counselling and HIV testing programme for employees in
South Africa. In 2002, it began to offer anti-retroviral therapy, or ART, to HIV positive employees who met the current
medical criteria for the initiation of ART. From April 2003,
AngloGold Ashanti commenced a roll-out of the treatment to
all eligible employees desiring it. As of December 2010,
approximately 2,500 employees were receiving treatment
using anti-retroviral drugs.
AngloGold Ashanti does not expect the cost that it will incur related to the prevention of HIV infection and the treatment of
AIDS to materially and adversely affect its results of operations.
Nevertheless, it is not possible to determine with certainty the costs that it may incur in the future in addressing this issue, and consequently the company’s results of operations and its financial condition could be adversely impacted.
Malaria and other tropical diseases pose significant health risks at all of the company’s operations in Central, West and East
Africa where such diseases may assume epidemic proportions
because of ineffective national control programmes. Malaria is a major cause of death in young children and pregnant women
but also gives rise to fatalities and absenteeism in adult men.
Consequently, if uncontrolled, the disease could have an
adverse impact upon productivity and profitability levels of
AngloGold Ashanti’s operations located in these regions.
The costs associated with the pumping of water inflows
from closed mines adjacent to the company’s operations
could have an adverse effect upon its results of operations.
Certain of AngloGold Ashanti’s mining operations are located adjacent to the mining operations of other mining companies.
The closure of a mining operation may have an impact upon
continued operations at the adjacent mine if appropriate
preventative steps are not taken. In particular, this can include the ingress of underground water where pumping operations
at the adjacent closed mine are suspended. Such ingress
could have an adverse effect upon any one of the company’s
mining operations as a result of property damage, disruption to operations, additional pollution liabilities and pumping costs and consequently could have an adverse impact upon its
results of operations and financial condition.

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AngloGold Ashanti Annual Financial Statements 2010
Risk management and internal controls
The potential costs associated with the remediation and/or
prevention of groundwater contamination from the
company’s operations or due to flooding from closed
mines adjacent to the company’s operations could have a
material adverse effect upon the results of operations of
AngloGold Ashanti and its financial condition.
AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far
West Rand goldfields in South Africa. AngloGold Ashanti’s Vaal
River operations are part of the Klerksdorp goldfield and its
West Wits operations are part of the Far West Rand goldfield.
Various studies have been undertaken by AngloGold Ashanti
since 1999. Due to the interconnected nature of underground
mining operations in South Africa, any proposed solution
needs to be a combined one supported by all the companies
owning mines located in these goldfields. As a result, the
South African Department of Mineral Resources and affected
mining companies are now involved in the development of a
“Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for this possible obligation,
which could be material and have an adverse impact on
AngloGold Ashanti’s financial condition.
AngloGold Ashanti has identified groundwater contamination
plumes at certain of its operations. Numerous scientific,
technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find
sustainable remediation solutions and based thereon the
company has instituted processes to reduce seepage and/or
to reduce soil and groundwater contamination. It has been
demonstrated that certain techniques and/or technologies,
including monitored natural attenuation by the existing
environment and phyto-technologies, could reduce seepage
and/or address soil and groundwater contamination. Subject
to the completion of further trials and the technologies
becoming a proven remediation technique, no reliable estimate can currently be made for the potential costs of remediation and/or prevention of groundwater contamination at AngloGold
Ashanti’s operations. Should these costs be significant this could have a material adverse impact upon AngloGold
Ashanti’s results of operations and its financial condition.
The occurrence of events for which AngloGold Ashanti is
not insured or for which its insurance is inadequate may
adversely affect cash flows and overall profitability.
AngloGold Ashanti maintains insurance to protect only against catastrophic events which could have a significant adverse
effect on its operations and profitability. This insurance is maintained in amounts that the company believes to be
reasonable depending upon the circumstances surrounding
each identified risk. However, AngloGold Ashanti’s insurance does not cover all potential risks associated with its business.
In addition, AngloGold Ashanti may elect not to insure certain risks due to the high premiums or for various other reasons, including an assessment that the risks are remote.
The company may not be able to obtain insurance coverage at
acceptable premiums. The availability and cost of insurance
coverage can vary considerably from year to year as a result of events beyond the company’s control or from claims, and this can result in higher premiums and periodically being unable to maintain the levels or types of insurance carried.
The occurrence of events for which AngloGold Ashanti is not
insured will adversely impact its cash flows, its results of operations and its financial condition.
Sales of large quantities of AngloGold Ashanti‘s ordinary
shares and ADSs, the perception that these sales may
occur or other dilution of the company’s equity could
adversely affect the prevailing market price of
the company’s securities.
The market price of the company’s securities could fall if large quantities of ordinary shares or ADSs are sold in the public market, or there is the perception in the marketplace that such sales could occur. Subject to applicable securities laws,
Risk management and internal controls

P

holders of AngloGold Ashanti‘s ordinary shares or ADSs may
sell them at any time. The market price of the company’s
ordinary shares or ADSs could also fall as a result of any future offerings AngloGold Ashanti makes of its ordinary shares,
ADSs, or securities exchangeable or exercisable for the
company’s ordinary shares or ADSs, or the perception in the
market place that these sales might occur. AngloGold Ashanti may make such offerings, including offerings of additional ADS rights, share rights or similar securities, at any time or from time to time in the future.
Fluctuations in the exchange rate of currencies may
reduce the market value of AngloGold Ashanti’s securities,
as well as the market value of any dividends or
distributions paid by the company.
AngloGold Ashanti has historically declared all dividends in
South African rands. As a result, exchange rate movements
may have affected and may continue to affect the Australian
dollar, the British pound, the Ghanaian cedi and the US dollar value of these dividends, as well as of any other distributions paid by the relevant depositary to investors that hold the
company’s securities. This may reduce the value of these
securities to investors.
AngloGold Ashanti’s memorandum and articles of association
allows for dividends and distributions to be declared in any currency at the discretion of the board of directors, or the company’s shareholders at a general meeting. If and to the
extent that AngloGold Ashanti opts to declare dividends and
distributions in US dollars, exchange rate movements will not affect the US dollar value of any dividends or distributions.
Nevertheless, the value of any dividend or distribution in
Australian dollars, British pounds, Ghanaian cedis or South
African rands will continue to be affected. If and to the extent that dividends and distributions are declared in South African rands, exchange rate movements will continue to affect the
Australian dollar, British pound, Ghanaian cedi and US dollar value of these dividends and distributions. Furthermore, the market value of AngloGold Ashanti’s securities as expressed in
Australian dollars, British pounds, Ghanaian cedis, US dollars and South African rands will continue to fluctuate in part as a result of foreign exchange fluctuations.
The announced proposal by the South African Government
to replace the Secondary Tax on Companies with a
withholding tax on dividends and other distributions may
impact the amount of dividends or other distributions
received by AngloGold Ashanti’s shareholders.
On 21 February 2007, the South African Government
announced a proposal to replace Secondary Tax on
Companies with a 10% withholding tax on dividends and
other distributions payable to shareholders. Although this
may reduce the tax payable by the company’s South African
operations, thereby increasing distributable earnings, the
withholding tax could generally reduce the amount of
dividends or other distributions received by its shareholders.
The proposal was expected to be implemented in 2010, but
its implementation has been delayed to 1 April 2012.

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AngloGold Ashanti Annual Financial Statements 2010
Directors’ approval and Secretary’s certificate
The annual financial statements and group annual financial statements for the year ended 31 December 2010 were approved by the board of directors on 11 March 2011 and are signed on its behalf by:
Directors
TT Mboweni, Chairman
M Cutifani, Chief Executive Officer
S Venkatakrishnan, Chief Financial Officer
LW Nkuhlu, Chairman, Audit and Corporate Governance Committee
Secretary’s certificate
In terms of Section 268G(d) of the Companies Act, 61 of 1973, I certify that the company has lodged with the Registrar of
Companies all such returns as are required of a widely held company in terms of the Act, and that all such returns are true, correct and up to date.
L Eatwell
Company Secretary
Johannesburg
11 March 2011
Directors’ approval

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To the members of AngloGold Ashanti Limited
We have audited the accompanying financial statements of AngloGold Ashanti Limited group and company, which comprise the statements of financial position as at 31 December 2010, the income statements, statements of comprehensive income, statements of cash flows and statements of changes in equity for the year then ended, and a summary of significant accounting policies and other explanatory information, as well as the Directors’ report, and Remuneration report as set out from pages 214 to 371.
Directors’ responsibility for the financial statements
The company’s directors are responsible for the preparation and fair presentation of these financial statements in accordance with
International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements present fairly, in all material respects, the financial position of AngloGold Ashanti Limited group and company as at 31 December 2010, and their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.
Ernst & Young Inc.
Director – Lance Ian Neame Tomlinson
Registered Auditor
Chartered Accountant (SA)
Wanderers Office Park
52 Corlett Drive
Illovo, Johannesburg
South Africa
11 March 2011
Report of the independent auditors

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AngloGold Ashanti Annual Financial Statements 2010
Directors’ report
Nature of business
AngloGold Ashanti conducts mining operations in Africa, North and South America and Australia, and undertakes exploration activities worldwide. In addition, the company is involved in the manufacturing, marketing and selling of gold products, as well as the development of markets for gold.
Shareholders holding 10% or more of AngloGold Ashanti’s issued share capital
Paulson & Co. Inc, an investment management company from the United States, holds 41,000,000 AngloGold Ashanti ADRs or some
10.76% of the issued share capital.
Share capital
Authorised
The authorised share capital of AngloGold Ashanti as at 31 December 2010 was made up as follows:
· 600,000,000 ordinary shares of 25 South African cents each
R150,000,000
· 4,280,000 E ordinary shares of 25 South African cents each
R1,070,000
· 2,000,000 A redeemable preference shares of 50 South African cents each
R1,000,000
· 5,000,000 B redeemable preference shares of 1 South African cent each
R50,000
The following are the movements in the issued and unissued share capital from the beginning of the accounting period to the date of this report:
Issued
Ordinary shares
Number
Number
of shares
Rand
of shares
Rand
2010 2009
At 1 January 362,240,669 90,560,167 353,483,410 88,370,853
Issued during year
– Equity offering to fund the initial effective 35% interest in the Kibali gold project – – 7,624,162 1,906,041
– Equity raising – proceeds used to part fund the hedge elimination 18,140,000 4,535,000
– Bokamoso ESOP on conversion of E ordinary shares – – 1,181 295
– Exercise of options by participants in the AngloGold Share
Incentive Scheme 823,411 205,853 1,131,916 282,979
At 31 December 381,204,080 95,301,020 362,240,669 90,560,167
Issued subsequent to year-end
– Exercise of options by participants in the AngloGold Share
Incentive Scheme 2,812 703
At 31 January 2011 381,206,892 95,301,723
Directors’ report

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E ordinary shares
On 11 December 2006, shareholders in general meeting authorised the creation of a maximum 4,280,000 E ordinary shares to be issued pursuant to an Employee Share Ownership Plan and a black economic empowerment transaction (BEE transaction).
All E ordinary shares have been issued.
Number
Number
of shares
Rand
of shares
Rand
2010
2009
At 1 January
3,794,998            948,749
3,966,941              991,735
Cancelled in exchange for ordinary shares in terms of the
cancellation formula
(988,872)
(247,218)
(171,943)
(42,986)
At 31 December
2,806,126
701,531
3,794,998            948,749
Cancelled subsequent to year-end
– Cancelled and exchanged for ordinary shares issued in
terms of the cancellation formula
(16,360)
(4,090)
At 31 January 2011
2,789,766             697,441
In terms of the authority granted by shareholders, on vesting, E ordinary shares are cancelled in exchange for ordinary shares, in accordance with the cancellation formula. All E ordinary shares which are cancelled may not be re-issued and therefore, does not form part of the unissued share capital of the company.
E ordinary share capital amounting to R89,954,970 in respect of 988,872 vested, unconverted and cancelled E ordinary shares, was transferred to ordinary share premium during 2010. E ordinary shares do not convert to ordinary shares in the instance when the market price of an AngloGold Ashanti ordinary share is less than the value of the E ordinary share as calculated in accordance with the cancellation formula.
On 1 November 2009, the first tranche of the E ordinary shares issued to the Bokamoso ESOP and to Izingwe Holdings (Pty) Limited
(Izingwe) vested. In terms of the rules, if at the date of the vesting the cost price of the E Ordinary shares as calculated in accordance with the cancellation formula is greater than the market price on the last business day prior to the date of vesting, then the conversion of the E ordinary shares will be deferred. In respect of the Bokamoso ESOP and Izingwe, vesting was deferred to 1 May 2010 at which time the E ordinary shares were cancelled without benefit.
On 1 November 2010, the second tranche of the E ordinary shares issued to the Bokamoso ESOP and to Izingwe vested. In terms of the rules, if at the date of the vesting the cost price of the E Ordinary shares as calculated in accordance with the cancellation formula is greater than the market price of the last business day prior to the date of vesting, then the conversion of the E ordinary shares will be deferred. In respect of the Bokamoso ESOP vesting has been deferred to 1 May 2011 at which time, the E ordinary shares will either be exchanged for AngloGold Ashanti ordinary shares or will be cancelled without benefit, as calculated in accordance with the cancellation formula. In respect of the E ordinary shares issued to Izingwe, and in accordance with the rules, notice was received from Izingwe deferring vesting. Izingwe has during the period 1 November 2010 to and including 1 May 2011
(extended vesting period), the option to exercise its rights to exchange the E ordinary shares for AngloGold Ashanti ordinary shares on the giving of such notice to do so, in accordance with the cancellation formula. Any E ordinary shares that are unexercised during the extended vesting period will be cancelled.

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AngloGold Ashanti Annual Financial Statements 2010
Directors’ report
Redeemable preference shares
The A and B redeemable preference shares, all of which are held by wholly owned subsidiary, Eastvaal Gold Holdings Limited, may not be transferred and are redeemable from the realisation of the assets relating to the Moab lease area after the cessation of mining operations in the area. The shares carry the right to receive dividends equivalent to the profits (net of royalty, ongoing capital expenditure and taxation) from operations in the area. No further A and B redeemable preference shares will be issued.
Further details of the authorised and issued shares, as well as the share premium, are given in note 25 to the group’s financial statements.
Unissued
Ordinary number
of shares
2010
2009
At 1 January
237,759,331
46,516,590
Authorised during the year
–
200,000,000
Issued during year
(18,963,411)
(8,757,259)
At 31 December
218,795,920
237,759,331
Issues subsequent to year-end
(2,812)
At 31 January 2011
218,793,108
Ordinary shares under the control of directors
Pursuant to the authority granted by shareholders at the annual general meeting held on 7 May 2010, 5% of the number of shares in issue, from time to time, are placed under the control of the directors to allot and issue, for such purposes and on such terms as they may, in their discretion, determine. This authority expires, unless renewed, at the annual general meeting to be held on
11 May 2011.
At 31 December 2010, the total number of shares placed under the control of the directors was 19,060,204. In September 2010, the directors issued 18,140,000 ordinary shares in an equity offering, the proceeds from which were applied to eliminate, in part, the hedge book.
In terms of the Listings Requirements of the JSE, shareholders may, subject to certain conditions, authorise the directors to issue the ordinary shares held under their control for cash other than by means of a rights offer to shareholders. To enable the directors of the company to take advantage of favourable business opportunities which may arise for the issue of such ordinary shares for cash, without restriction, for the benefit of the company, shareholders will be asked to consider an ordinary resolution to this effect at the annual general meeting to be held on 11 May 2011.
At the annual general meeting to be held on 11 May 2011, shareholders will be asked to approve as a general authority, the acquisition by the company, or a subsidiary of the company, of its own shares from its issued ordinary share capital.
Directors’ report

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Depositary interests
American Depositary Shares
At 31 December 2010, the company had in issue, through The Bank of New York Mellon as Depositary and listed on the New York
Stock Exchange (NYSE), 182,168,922 (2009: 176,762,305) American Depositary Shares (ADSs). Each ADS is equal to one ordinary share. At 31 January 2011, there were 182,168,922 ADSs in issue and listed on the NYSE.
CHESS Depositary Interests
At 31 December 2010 and 31 January 2011, the company had in issue through the Cleaning House Electronic Sub-register System
(CHESS), and listed on the Australian Securities Exchange (ASX), 91,144,165 (2009: 91,443,205) CHESS Depositary Interests (CDI).
Every 5 CDIs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.
Ghanaian Depositary Shares
At 31 December 2010 and 31 January 2011, the company had in issue, through NTHC Limited as Depositary and listed on the Ghana
Stock Exchange (GhSE), 11,496,018 and 6,612,642 (2009: 11,512,534) Ghanaian Depositary Shares (GhDSs) respectively. Every
100 GhDSs has one underlying AngloGold Ashanti ordinary share and carries the right to one vote.
AngloGold Share Incentive Scheme
AngloGold Ashanti operates a share incentive scheme through which executive directors, executive vice presidents and management groups of the company and its subsidiaries are given the opportunity to acquire shares in the company. The objective is to incentivise such employees to identify themselves more closely with the fortunes of the group and its continued growth and to promote the retention of such employees.
Non-executive directors are not eligible for participation in the share incentive scheme.
At the annual general meeting held on 7 May 2010, shareholders authorised that 17,000,000 shares may be allocated for the purposes of the scheme. Prior to this authorisation, the maximum number of shares attributable to the scheme was 2.75% of the total number of ordinary shares in issue from time to time. The maximum aggregate number of shares which may be acquired by any one participant in the scheme is 5% of the shares attributable to the scheme or 850,000 ordinary shares per employee could be issued in aggregate (2009: 498,080).
Employees participate in the share incentive scheme to the extent that they are granted options or rights to acquire shares and accept them. All options or rights which have not been exercised within ten years from the date on which they were granted, automatically expire.
The incentives offered by AngloGold Ashanti are reviewed periodically to ensure that they remain globally competitive, so as to attract, reward and retain managers of the highest calibre. As a result, several types of incentives, each with their own issue and vesting criteria have been granted to employees. These are collectively known as the “AngloGold Share Incentive Scheme or share incentive scheme”.
Although the Remuneration Committee has the discretion to incentivise employees through the issue of shares, only options or rights have so far been granted.

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AngloGold Ashanti Annual Financial Statements 2010
Directors’ report
The type and vesting criteria of the options or rights granted are:
Time-related
The granting of time-related options was approved by shareholders at the general meeting held on 4 June 1998 and amended by shareholders at the annual general meeting held on 30 April 2002, when it was agreed that no further time-related options would be granted and all options granted hereunder will terminate on 1 February 2012, being the date on which the last options granted under this criteria may be exercised or they will expire.
Time-related options vest over a five-year period from the date of grant and may be exercised in tranches of 20% each in years two, three and four and 40% in year five. As of the date of this report, all options granted and outstanding have vested in full.
Performance-related
The granting of performance-related options was approved by shareholders at the annual general meeting held on 30 April 2002 and amended at the annual general meeting held on 29 April 2005 when it was agreed that no further performance related options would be granted and all options granted hereunder will terminate on 1 November 2014, being the date on which the last options granted under this criteria may be exercised or they will expire.
Performance-related options granted vest in full, three years from the date of grant, provided that the conditions under which the options were granted are met. All options granted and outstanding vested in full on 1 November 2007.
Bonus Share Plan (BSP)
The granting of rights in terms of the BSP was approved by shareholders at the annual general meeting held on 29 April 2005 and amended at the general meeting held on 6 May 2008 when shareholders approved an increase in the maximum level of the bonus payable to eligible participants, as well as shortening the vesting period. Executive directors, executive vice presidents and other management groups are eligible for participation. Each award made in respect of the BSP entitles the holder to acquire one ordinary share at “nil” cost. In respect of all awards granted to and including 2007, these awards vest in full, three years from the date of grant, provided that the participant is still in the employ of the company at the date of vesting unless an event, such as death, occurs which may result in an earlier vesting date. In respect of awards granted in 2008 and onwards, the vesting period has been shortened to
40% in year one and 60% in year two from the date of grant or, in the event that the exercising of awards only takes place in year three, then 120% of awards granted will be available for exercising.
Long-Term Incentive Plan (LTIP)
The granting of rights in terms of the LTIP was approved by shareholders at the annual general meeting held on 29 April 2005.
Executive directors, executive vice presidents and selected senior management are eligible for participation. Each award made in respect of the LTIP entitles the holder to acquire one ordinary share at “nil” cost. Awards granted vest three years from date of grant, to the extent that the stretched company performance targets, under which the rights were granted, are met and provided that the participant is still in the employ of the company, or unless an event, such as death, occurs which may result in an earlier vesting date.
Options and rights
As is required to be disclosed in terms of the AngloGold Share Incentive Scheme and stock exchange regulations, the movement in respect of options and rights granted and the ordinary shares issued as a result of the exercise of options and rights during the period
1 January 2010 to 31 January 2011 is as follows:
Directors’ report

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Long-
Total
Perfor-
Bonus
Term
Share
Total
Time-
mance
Share
Incentive
Incentive
shares
Related
related
Plan
(1)
Plan
(1)
Scheme
issued
At 1 January 2010
28,252
639,975
1,295,708
1,263,749
3,227,684
6,100,420
Movement during year
– Granted
–
–
811,638
632,142
1,442,780
– Exercised
(27,611)
(242,551)
(468,327)
(84,922)
(823,411)
823,411
– Lapsed – terminations
–
(5,492)
(86,526)
(211,279)
(302,297)
At 31 December 2010
641
391,932
1,552,493
1,599,690
3,544,756
6,923,831
Average exercise/issue price per share
R194.00
R241.96
R283.39
R172.03
R241.96
Subsequent to year-end
– Granted
–
–
–
–
–
– Exercised
–
–
(2,362)
(450)
(2,812)
2,812
– Lapsed – terminations
–
–
–
–
–
At 31 January 2011
641
391,932
1,550,131
1,599,240
3,541,944
6,926,643
(1)
BSP and LTIP awards granted at nil cost to participants.
Effective 15 October 2008, the JSE amended Schedule 14 (Requirements for share incentive schemes) of the Listings Requirements.
AngloGold Ashanti is required to amend the terms of its Share Incentive Scheme by obtaining shareholder approval to amend the total number of shares attributable to the share incentive scheme, from 2.75% of issued share capital from time to time, to a fixed number of shares that may be issued to the scheme. Although the amendment only had to be in place by 1 January 2011, AngloGold
Ashanti sought and obtained shareholder approval at the annual general meeting held on 7 May 2010 authorising the directors to issue up to 17,000,000 shares which was management’s estimate of options/awards to be granted over the next three years, including options/awards granted and outstanding as at 31 December 2010. The total number of options/awards that may be issued in aggregate to any one participant to the scheme will remain at 5% of the total number of shares attributable to the scheme.
Also effective 15 October 2008, the recycling of options/awards that have vested and which have been delivered and for which
AngloGold Ashanti shares have been issued, is no longer allowed. The table below reflects the total number of options/awards that are unissued, as affected by this Listings Requirements rule change:
Details
Options/Awards
Total number of options attributable to the scheme at 31 December 2010
17,000,000
Less:
– Total number of options/awards granted and outstanding at 31 December 2010
3,544,756
– Total number of options/awards exercised:
– During the period 15 October to 31 December 2008
(101,013)
– During the period 1 January to 31 December 2009
(1,131,916)
– During the period 1 January to 31 December 2010
(823,411)
Total options/awards available but unissued at 31 December 2010
11,398,904

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AngloGold Ashanti Annual Financial Statements 2010
Directors’ report
Financial results
The financial statements set out fully the financial position, results of operations and cash flows of the group and the company for the financial year ended 31 December 2010.
Review of operations
The performance of the various operations, which are unaudited, are comprehensively reviewed from page 56.
Dividend policy
Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the board’s ongoing assessment of AngloGold
Ashanti’s earnings, after providing for long-term growth, cash/debt resources, the amount of reserves available for a dividend based on the going-concern assessment, and restrictions placed by the conditions of the convertible bonds and other factors.
Dividends declared since 1 January 2010:
Final dividend
Interim dividend
Final dividend
Number 107
Number 108
Number 109
Declaration date
16 February 2010
10 August 2010
15 February 2011
Last date to trade ordinary shares cum dividend
5 March 2010
27 August 2010
4 March 2011
Record date
12 March 2010
3 September 2010
11 March 2011
Amount paid per ordinary share
– South African currency (cents)
70
65
80
– United Kingdom currency (pence)
6.206
5.722
7.118
– Ghanaian currency (cedis)
13.220
12.668
17.384
Amount per CDI
(1)
– Australian currency (cents)
2.079
2.002
2.275
Payment date
19 March 2010
10 September 2010
18 March 2011
Amount per GhDS
(2)
– Ghanaian currency (cedis)
0.1322
0.1266
0.17384
Payment date
22 March 2010
13 September 2010
(4)
21 March 2011
Amount per ADS
(3)
– United States currency (cents)
9.495
9.003
11.000
Payment date
29 March 2010
20 September 2010
(4)
28 March 2011
Amount per E ordinary share South African currency (cents)
35
32.5
40
Payment date
19 March 2010
10 September 2010
18 March 2011
(1)
Each CDI (CHESS Depositary Interest) is equal to one-fifth of one ordinary share.
(2)
Each GhDS (Ghanaian Depositary Share) is equal to one-hundredth of one ordinary share.
(3)
Each ADS (American Depositary Share) is equal to one ordinary share.
(4)
Illustrative value assuming the following rates of exchange: R7.2728: $. The actual rate of payment will depend on the exchange rate on the currency conversion date and/or date of payment.
Withholding tax
On 21 February 2007, the South African Government announced a proposal to replace the Secondary Tax on Companies with a 10%
withholding tax on dividends and other distributions payable to shareholders. The date for the implementation of the withholding tax on dividends has now been announced as 1 April 2012. Although this may reduce the tax payable by the South African operations of the group, thereby increasing distributable earnings, the withholding tax on dividends will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.
Directors’ report

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Shareholders on the South African register who have dematerialised their ordinary shares receive payment of their dividends electronically, as provided for by STRATE. For those shareholders who have not yet dematerialised their shares or who may intend retaining their shareholding in the company in certificated form, the company operates an electronic funds transmission service, whereby dividends may be electronically transferred to shareholders’ bank accounts. These shareholders are encouraged to mandate this method of payment for all future dividends.
Borrowings
The company’s borrowing powers are unlimited. As at 31 December 2010, the group’s gross borrowings (including the mandatory convertible bonds) totalled $2,704m, R17,763m (2009: $1,931m, R14,355m).
Significant events during the year under review and subsequent to year-end
Appointment of chairman: Mr Tito Mboweni, the former Governor of the South African Reserve Bank was appointed to the board and as chairman of the company with effect from 1 June 2010. He succeeded Mr Russell Edey, who retired as chairman and from the board on 7 May 2010.
Joint venture in the Democratic Republic of the Congo: On 26 March 2010, AngloGold Ashanti announced that it has entered into a definitive joint venture agreement (JVA) with l’Office des Mines d’Or de Kilo-Moto (OKIMO) relating to the development of the
Ashanti Goldfields Kilo (AGK) project in the Democratic Republic of the Congo (DRC) and the transfer of the exploitation permits to
AGK. Under the JVA, AngloGold Ashanti and OKIMO agree to jointly develop the AGK project through the joint company AGK, in which AGA holds an 86.22% interest and OKIMO holds the remaining 13.78%. The JVA provides for the exploitation permits to be transferred from OKIMO to AGK covering an area of approximately 6,000 km2 in the Ituri district in the northeastern DRC. This includes the Mongbwalu project where a Mineral Resource of approximately 3Moz has been identified by previous exploration work and where further exploration and feasibility studies are currently taking place.
Temporary suspension of operations at the Iduapriem and Obuasi mine: Following a temporary suspension of operations at the
Iduapriem mine, AngloGold Ashanti with the approval of the Ghana EPA, constructed an interim tailings storage facility (TSF) for tailings deposition for a year while the greenfields tailings storage facility is being constructed. In addition, the water treatment plant on site was upgraded. The interim TSF was commissioned in April 2010 and water treatment plant in November 2010.
AngloGold Ashanti’s Obuasi mine in Ghana suspended operation of gold processing for five days to implement a revised water management strategy aimed at reducing contaminants contained in its discharge.
Investment grade ratings: On 9 April 2010 AngloGold Ashanti noted the following investment grade ratings assigned to it:
· Moody’s Investors Service   :
Baa3, Outlook Stable
· Standard & Poor’s
: BBB-, Outlook Stable
$1bn revolving credit facility: On 21 April 2010 AngloGold Ashanti secured a $1bn, four-year unsecured revolving credit facility, due 2014.
Issue of $1bn unsecured notes: On 22 April 2010, AngloGold Ashanti announced the pricing of an offering of US$1bn of 10-year and 30-year unsecured notes. The issue was significantly oversubscribed and the offering closed on 28 April 2010.
Cessation of services: On 1 June 2010, AngloGold Ashanti announced that it was halting the supply of services, including water, compressed air, electricity and sewerage, to the mines in Orkney following the failure by the liquidators of Pamodzi Gold Orkney, to settle debts owed for services supplied to the operations over the prior ten months. AngloGold Ashanti however would continue to supply potable water and electrical power to Pamodzi’s mine residences for as long as these were occupied.
Sale of Tau Lekoa Mine: The terms of the sale of the Tau Lekoa Mine to Simmer & Jack Mines Limited (Simmers) were announced on 17 February 2009. This sale was concluded effective 1 August 2010, following the transfer of the mining rights of the Tau Lekoa
Mine and the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg to Buffelsfontein Gold Mines Limited, a wholly owned subsidiary of Simmers on 20 July 2010.

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AngloGold Ashanti Annual Financial Statements 2010
Directors’ report
Amendment to the joint venture agreement with B2Gold Corp: On 1 July 2010, AngloGold Ashanti increased its holding in the
Gramalote project from 49% to 51%. On 12 August 2010, AngloGold Ashanti announced that it has entered into an agreement with
B2Gold Corp. to amend the Gramalote Joint Venture Agreement. Under the amended terms, AngloGold retains its 51% interest in the Gramalote Joint Venture and will become manager of the Gramalote Project in Colombia. The Gramalote Project to date was managed by B2Gold, which will retain its 49% interest in the Gramalote Joint Venture.
Concurrent equity and mandatory convertible bond issue: On 15 September 2010, AngloGold Ashanti announced the launch and pricing of a concurrent equity and mandatory convertible offering which was followed by an announcement on 16 September
2010 advising of the exercise of an over-allotment option. The concurrent offering resulted in the issue of 18,140,000 ordinary shares or 5% of the ordinary issued share capital of the company at an issue price of R308.37 per share and an issue of $789,086,750
Mandatory Convertible Subordinated Bonds due 15 September 2013. On 26 October 2010, shareholders, by the requisite majority, approved a special resolution placing up to a maximum of 18,140,000 ordinary shares under the control of the directors, deliverable upon the conversion of the Mandatory Convertible Subordinated Bonds.
Elimination of hedge book: On 7 October 2010, AngloGold Ashanti completed the elimination of its gold hedge book, providing the company and its shareholders with full exposure to the prevailing gold price. As a result, the company will sell the gold it produces at market prices and therefore expects to enhance cash flow and profit margins as a result of removing hedge contracts with low committed gold prices.
Sale of B2Gold Corp shares: AngloGold Ashanti realised net proceeds of C$70m from the sale of its entire holding of shares in
Vancouver-based gold producer B2Gold Corp. The stake, equivalent to about 10.17% of B2Gold's outstanding shares, was sold on
9 November 2010 in an orderly fashion, after the markets closed.
Development of the Tropicana Gold Project in Western Australia: On 11 November 2010, AngloGold Ashanti announced that the development of the Tropicana Gold Project in Western Australia had been approved by the boards of AngloGold Ashanti
(70% interest) and Independence Group NL (30% interest).
Retirement of Deputy Chairman: Dr T J Motlatsi retired from the board of AngloGold Ashanti, effective from 17 February 2011.
Mankayi case – Constitutional Court ruling: On 3 March 2011, AngloGold Ashanti noted the decision of the Constitutional Court to grant Mr Mankayi leave to appeal against the decision of the Supreme Court of Appeal, which itself upheld the June 2008
Johannesburg High Court decision that employees who qualify for benefits in respect of the Occupational Diseases in Mines and
Works Act (ODMWA) may not, in addition, lodge civil claims against their employers in respect of their relevant conditions.
The company is still studying the details of the judgement and its initial impression is that should the Executor of Mr Mankayi’s estate wish to pursue his claim, he or she will now need to return to the High Court to continue with the litigation action. AngloGold Ashanti will defend the case on its merits. Should other individuals lodge similar claims, these too would ultimately be defended by the company and judged on their merits.
Investments
Particulars of the group’s principal subsidiaries and operating entities are presented on page 371.
Litigation
There are no legal or arbitration proceedings in which any member of the AngloGold Ashanti group is or has been engaged, including any such proceedings which are pending or threatened, of which AngloGold Ashanti is aware, which may have, or have had during the 12 months preceding the date of this Annual Report 2010, a material effect on the group’s financial position, other than those disclosed in group note 34 of the financial statements.
Directors’ report

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Material change
There has been no material change in the financial or trading position of the AngloGold Ashanti group since the publication of its results for the quarter and year ended 31 December 2010.
Material resolutions
Details of special resolutions and other resolutions of a significant nature passed by the company during the year under review, requiring disclosure in terms of the Listings Requirements of the JSE, are as follows:
Nature of resolution
Effective date
AngloGold Ashanti Limited
Passed at the annual general meeting held on 7 May 2010:
2 July 2010
Approval for the company or any of its subsidiaries to
acquire ordinary shares issued by the company.
AngloGold Ashanti Limited
Passed at the general meeting held on 26 October 2010:
2 November 2010
Approval to place 18,140,000 ordinary shares of
R0.25 each in the authorised but unissued share capital of
the company under the control of the directors of the
company, as a specific authority and approval, to allot and
issue for the purpose of the conversion of the
$789,086,750 6.00% mandatory convertible subordinated
bonds due 2013.
Annual general meetings
At the 66th annual general meeting held on 7 May 2010, shareholders passed ordinary resolutions relating to the:
· adoption of the financial statements for the year ended 31 December 2009;
· re-appointment of Ernst & Young Inc. as auditors of the company;
· re-election of Mr FB Arisman, as a director of the company;
· election of Prof LW Nkuhlu as a director;
· appointment of Mr FB Arisman as a member of the Audit and Corporate Governance Committee of the company;
· appointment of Prof LW Nkuhlu as a member of the Audit and Corporate Governance Committee of the company;
· renewal of a general authority placing 5% of the unissued ordinary shares of the company under the control of the directors;
· granting of a general authority to issue ordinary shares in the capital of the company for cash, subject to certain limitations in terms of the Listings Requirements of the JSE;
· an increase in non-executive directors’ fees;
· granting of a general authority to the directors to allot and issue convertible bonds which may be converted into ordinary shares to a maximum, in aggregate of 5% of the company’s ordinary shares of R0.25 each in the issued share capital of the company from time to time;
· increase in non-executive directors’ fees for board committee meetings;
· amendment to the AngloGold Ashanti Limited Share Incentive scheme;
   amendment to the AngloGold Ashanti Limited Long Term Incentive Plan 2005;
· amendment to the AngloGold Ashanti Limited Bonus Share Plan 2005;
· the granting of a specific authority to the directors to issue ordinary shares for the purposes of the incentive schemes adopted
· by the company from time to time;
· approval of the AngloGold Ashanti remuneration policy and
  approval for the company and its subsidiaries to acquire ordinary shares issued by the company.
Details concerning the special resolution passed by shareholders at this meeting are disclosed above.
Notice of the 67th annual general meeting, which is to be held in the Auditorium, 76 Jeppe Street, Newtown, Johannesburg
at 11:00 (South African time) on Wednesday, 11 May 2011, is enclosed as a separate document with the Annual Financial
Statements 2010. Additional copies of the notice of meeting may be obtained from the company’s corporate contacts and the share registrars or they may be accessed from the company’s website.

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AngloGold Ashanti Annual Financial Statements 2010
Directors’ report
Directorate and secretary
The following movements to the board of directors took place during the period from 1 January 2010 to 31 December 2010.
Executive directors
There were no changes to the executive directorate during the year under review.
Non-executive directors
Mr RP Edey retired as chairman and member of the board at the conclusion of the annual general meeting held on 7 May 2010.
Mr TT Mboweni was appointed as chairman and member of the board and Mr F Ohene-Kena was appointed as a member of the board with effect from 1 June 2010.
Mr R Gasant was appointed as a member of the board and as a member of the Audit and Corporate Governance Committee with effect from 12 August 2010.
The directors retiring by rotation at the forthcoming annual general meeting in terms of the articles of association are, Mr W A Nairn and Mr S M Pityana. Messrs Nairn and Pityana have made themselves available for re-election,
Messrs TT Mboweni, F Ohene-Kena and R Gasant, who were appointed as directors during 2010, will retire at the annual general meeting but will offer themselves for election.
In terms of the company’s memorandum and articles of association, there is no mandatory retirement age for non-executive directors.
Non-executive directors do not hold service contracts with the company.
The names and biographies of the directors of the company are listed from page 146.
There was no change in the office of the Company Secretary. The name, business and postal address of the Company Secretary are set out on page 149 of this report.
Directors’ interests in shares
The interests of the directors in the ordinary shares of the company at 31 December 2010, which did not individually exceed 1% of the company’s issued ordinary share capital, were:
Beneficial
Beneficial
Direct
Indirect
Direct
Indirect
31 December 2010 31 December 2009
Executive directors
M Cutifani 10,000 – 10,000 –
S Venkatakrishnan 10,351 – 10,351 –
Total 20,351 – 20,351 –
Non-executive directors
FB Arisman – 4,984 – 4,984
RP Edey – – – 3,063
LW Nkuhlu – 800 – 800
Total – 5,784 – 8,847
Grand total 20,351 5,784 20,351 8,847
There have been no changes in the above interests since 31 December 2010. A register detailing directors’ and officers’ interests in contracts is available for inspection at the company’s registered and corporate office.
Directors’ report

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Annual financial statements
The directors are required by the South African Companies Act to maintain adequate accounting records and are responsible for the preparation of the annual financial statements, which fairly present the state of affairs of the company and the AngloGold Ashanti group at the end of the financial year, including the results of operations and cash flows for the year, in conformity with the Companies
Act, 61 of 1973 (as amended) and in terms of the JSE Listings Requirements.
In preparing the annual financial statements reflected in United States dollars and South African rands from page 236, the group has complied with International Financial Reporting Standards (IFRS) and used appropriate accounting policies supported by reasonable and prudent judgements and estimates. The directors are of the opinion that these financial statements fairly present the financial position of the company and the group at 31 December 2010, and the results of their operations and cash flow information for the year then ended.
AngloGold Ashanti, through its Executive Committee reviews its short-, medium- and long-term funding, treasury and liquidity requirements and positions monthly. The board of directors also review these on a quarterly basis at its meetings.
Cash and cash equivalents at 31 December 2010 amounted to $586m (2009: $1,100m), and together with cash budgeted to be generated from operations in 2011 and the net incremental borrowing facilities available are, in management’s view, adequate to fund operating, mine development and capital expenditure and financing obligations as they fall due for at least the next twelve months.
Taking these factors into account, the directors of AngloGold Ashanti have formed the judgement that, at the time of approving the financial statements for the year ended 31 December 2010, it is appropriate to use the going concern basis in preparing these financial statements.
The external auditor, Ernst & Young Inc., is responsible for independently auditing and reporting on the financial statements in conformity with International Standards on Auditing and the Companies Act in South Africa. Their unqualified report on these financial statements appears on page 213.
To comply with requirements for reporting by non-US companies registered with the SEC, the company will prepare a set of financial statements in accordance with US Generally Accepted Accounting Principles (US GAAP) which must be filed with the SEC by no later than 30 June 2011. Copies of the annual report on Form 20-F will be made available once the filing has been finalised, on request, from the Bank of New York Mellon, or from the company’s corporate office or its contacts as listed on page 390 of this report.
Under the Sarbanes-Oxley Act, the Chief Executive Officer and Chief Financial Officer are required to complete a group certificate stating that the US GAAP financial statements and reports are not misleading and that they fairly present the financial condition, results of operations and cash flows in all material respects. The design and effectiveness of the internal controls, including disclosure controls, are also included in this declaration. As part of the process, a declaration is also made that all significant deficiencies and material weaknesses, fraud involving management or employees who play a significant role in internal control and significant changes that could impact on the internal control environment, are disclosed to the Audit and Corporate Governance
Committee and the board.

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AngloGold Ashanti Annual Financial Statements 2010
Remuneration report
Remuneration policy
AngloGold Ashanti aims to be the leading gold mining company in the medium-term and the leading mining company in the long-
term. This ambitious growth objective requires that the company’s remuneration strategies are sufficiently robust and innovative to attract people with the requisite skills on a global basis. The remuneration policy is devised to support this business strategy.
The Remuneration Committee sets and monitors executive remuneration for the company, in line with the executive remuneration policy. This policy has as its objectives to:
· attract, reward and retain executives of the highest calibre;
· align the behaviour and performance of executives with the company's strategic goals, in the overall interests of shareholders;
· ensure the appropriate balance between short-, medium- and long-term rewards and incentives, with the latter being closely linked to structured company performance targets and strategic objectives that are in place from time to time; and
· ensure that senior regional management is competitively rewarded within a global remuneration policy, which recognises both local and global market practice.
In particular, the Remuneration Committee is responsible for:
· the remuneration packages for executive directors of the company including, but not limited to, basic salary, performance-based short- and long-term incentives, pensions, and other benefits; and
· the design and operation of the company's executive share option and other share incentive schemes.
The following principles are applied to give effect to the remuneration policy and in determining executive remuneration:
· To attract, reward and retain executives of the highest calibre, executive remuneration is benchmarked against a comparator group of global and selected South African mining and multi-national companies. The most recent benchmarking exercise conducted by independent consultants (PWC, formerly PriceWaterhouse Coopers) indicates that the total remuneration of the executive directors is above the median of the comparator group, but the remuneration of the executive vice presidents (EVP) lags that of the peer group. Specific cash-based retention plans (settled after a three-year period) have been put in place to address this issue. However, a systemic adjustment of the remuneration levels for executives and senior management is required to ensure that the company’s remuneration levels are consistent with global pay levels in the mining sector, and that the company can compete effectively in the global market.
· To ensure the appropriate balance between short-, medium- and long-term incentives, annual remuneration is a combination of base pay and short- and long-term incentives, with salary comprising about 35% – 45% of annual remuneration if the bonus and
  LTIP targets are partially achieved. Full achievement of the BSP and LTIP targets results in salary comprising between 24% and
  35% of total annual remuneration.
· To align the behaviour and performance of executives with the company’s strategic goals, all incentive plans align performance targets with shareholder interests. The quantum of the short-term incentive and the related bonus shares are determined with respect to current performance and the vesting of the LTIP awards is determined with respect to company performance over the three years following the date of grant.
During 2010, the key remuneration decisions taken were as follows:
As a result of the benchmarking exercise comparing the EVP with the global comparator group, adjustments in excess of the South
African inflationary increases were made to close the gap between the EVP basic salaries and the comparator group median. The outcome of this review, as it affects EVP basic salaries, is explained further in this report.
A decision was taken not to renew the retention scheme but to ensure that going forward, the salaries of senior management and the executive are competitive against the local and international mining market.
Remuneration report

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Some steps were taken in 2010 to align with the King III requirements. AngloGold Ashanti is not compliant with King III in the following areas:
· Performance drivers on the STI scheme (BSP) and the LTI scheme (LTIP) are duplicated ie. EPS, resource to reserve conversion and safety. The duplicated drivers are key to success of the company and therefore, at least for now, the drivers will remain as is.
· Executive contracts do not contain a shorter notice period in the event of dismissal.
· AngloGold Ashanti does have compensation for executives in the event of severance as a result of a change in control. This is felt necessary in order to retain executives particularly during turbulent economic times and while the company undergoes significant change in numerous areas.
· AngloGold Ashanti does, in some countries, pay salaries which are on average above the median of the market. This is also felt necessary in order to retain the key skills already within the company and to attract talented individuals, particularly in those countries where there are shortages of critical skills.
For full details on the Remuneration Committee, refer to the Corporate Governance section, from page 188.
Executive remuneration
Executive Remuneration takes into account remuneration paid to the members of the Executive Committee. For full details on the
Executive Committee, refer from page 148.
Executive directors’ remuneration and the remuneration paid to the other members of the Executive Committee currently comprise the following elements:
· Basic salary;
· Pensions and risk benefits;
· Other benefits;
· Retention award;
· Short-term incentive; and
· Long-term incentive.
Each component is described in more detail below:
· Basic salary is subject to annual review by the Remuneration Committee and is reviewed with reference to market data of a group of comparator companies in the South African and relevant international markets. The median of the comparator group is the primary point of reference for the remuneration policy. However, the transition from a primarily South African company to a global company has resulted in the actual remuneration of management below the executive director level, lagging significantly. The individual salaries of the executive management are reviewed annually in accordance with their own performance, experience, responsibility and company performance.
· Pensions and risk benefits: There are a range of retirement funds to which the executive management belong, which is dependent on the country in which they work and the individual’s nationality. For example, the South African executive management belong to either the AngloGold Ashanti Pension Fund or the Evergreen Provident Fund. Executive management who are non-South
  African citizens but working in South Africa have the option of electing a retirement benefit in their country and currency of choice, in which case, the company contributes an amount equal to the contribution made for other AngloGold Ashanti executives. Death and disability cover reflects best practice amongst comparable employers in South Africa.

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AngloGold Ashanti Annual Financial Statements 2010
Remuneration report
· Other benefits: Executive management are members of an external medical aid scheme, which covers the individual and his/her immediate family.
· Bonus Share Plan (BSP) is a short-term incentive plan under which award levels are determined with reference to the achievement of a set of stretched company and individual performance targets. For 2010, the company targets were based on performance measures including:
· earnings per share (EPS);
· gold production;
· cost control; and
· resource to reserve conversion.
A safety multiplier/penalty was also applied so that the safety record could be taken into account when determining the extent to which performance targets are achieved.
The weighting of the respective contribution of company and individual targets at the executive management level is 60% company and 40% individual.
The bonus paid comprises two separate parts:
· a cash bonus, which may not exceed 50% of the maximum bonus allocated per level, is payable at the end of the relevant financial year; and
· an equity bonus to the equivalent value of the cash bonus, settled by way of BSP share awards, which together with the cash bonus, may not exceed the maximum bonus.
The BSP awards vest over a two-year period and vesting is subject to the individual being in the employ of the group at the date of vesting. In respect of the BSP awards granted after 1 January 2008, 40% of the awards vest on the first anniversary from the date of grant and the remaining 60% of awards vest on the second anniversary from the date of grant. Provided that the individual has not exercised any BSP awards during the vesting period, he or she will be eligible to receive an additional 20% BSP awards on the third anniversary from the date of grant.
The maximum bonus achievable under the BSP (expressed as a percentage of basic salary) is shown in the table below. For these purposes, basic salary includes offshore payments:
On target
BSP award
(face value
Maximum
On target
On target
at date of
Position
bonus               bonus
cash
bonus
grant)
Chief executive officer
160%
80%
40%
40%
Executive directors
140%
70%
35%
35%
Executive management
120%
60%
30%
30%
Other management
100%
50%
25%
25%
In respect of 2010, the performance targets imposed on BSP awards were achieved at a level of 62.3%. The payments made under the BSP in respect of the 2010 financial year to executive management are disclosed in this Remuneration Report.
In respect of the 2011 BSP awards, the performance targets to be satisfied will be based on the targets summarised above and no changes to the maximum bonuses or on-target bonuses are proposed.
Cash payments, equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, were made when the BSP awards granted in 2007, 2008 and 2009 vested during 2010.
Remuneration report

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· Long-Term Incentive Plan (LTIP). The objective of the LTIP is to align the interests of the executive management with those of the company and the shareholders over the medium- to long-term.
Under the LTIP, the executive management are granted a right to receive shares in the company, subject firstly to performance conditions being achieved over the specified performance period and secondly to continued employment with the group.
The performance targets used for vesting of the LTIP awards are determined annually by the Remuneration Committee and link directly to the company’s strategy. The LTIP awards are granted with a three-year vesting period. For awards granted in 2009, the company targets were based on measures including:
· EPS;
· total shareholder return (TSR) against a comparator group of gold mining companies;
· safety; and
· resource generation.
LTIP awards will vest on the following basis for the 2009 and 2010 awards:
1
Earnings per share (30% weighting)
EPS growth of at least 2%, net of US inflation per year over the three-year vesting period. Partial vesting occurs at 2% growth per year and full vesting at 5% growth per year.
2
Total shareholder returns (30% weighting)
TSR relative to a group of global peer gold mining companies. For vesting of the 2009 and 2010 LTIP awards to occur, the company’s TSR has to be at least equal to the third place performer from the comparator group for partial vesting, and second or better for full vesting.
3
Strategic target (40% weighting)
The strategic target is divided into two parts:
i)  Safety performance (20% weighting)
The company’s safety performance has become the primary strategic target from an operating perspective and it is essential that the company’s performance shows significant improvement. The target is a 20% year-on-year improvement in fatal injuries
(FIFR) and in lost-time injuries (LTIFR) during the period. For partial vesting a minimum of a 10% improvement per year must be achieved.
ii)  Reserve and resource ounce generation (20% weighting)
The target is at least 9Moz at the measured and indicated resource level, and 5Moz at the published reserves level for full vesting, and 7Moz and 3Moz respectively for partial vesting.
In this context, partial vesting means that 50% of the weighted target is achieved (except in the case of TSR where partial vesting means a 40% achievement of target) while full vesting results in a 100% achievement. Achievement between partial and target results in vesting calculated on a straight line graph between these two points.
The value of awards which may be granted under the LTIP by reference to the face value of the awards as at the date of grant and expressed as a percentage of basic salary, is shown in the table below. In this table, “face value” means the value of the award at the current share price (i.e. share price x number of shares under award) assuming all performance criteria are met and the awards vest in full. Since the introduction of the LTIP awards, vesting has ranged from between 40% and 82%.
In this context basic salary includes offshore payments:
Maximum
Position
face value
Chief executive officer
120%
Executive directors
100%
Executive management
80%
Other management
80%

P

AngloGold Ashanti Annual Financial Statements 2010
Remuneration report
The LTIP awards granted in respect of the 2010 financial year, issued in 2011, to executive management are disclosed in this
Remuneration Report under the Share Incentive Scheme section.
In respect of the LTIP awards granted in 2008 which vested during 2011, 82% of the award vested following the testing of the performance conditions. In making up the 82%, earnings per share with its 30% weighting and strategic targets with its 40%
weighting were 100% vested (safety, 20%, and reserve and resource ounce generation, 20%). Of the 30% weighting for total shareholder return, only 12% vested.
In respect of the LTIP awards granted in 2011, the performance targets to be satisfied will be based on the targets summarised above and no changes to the maximum face value or maximum expected value of awards are proposed.
At the discretion of the Remuneration Committee, a cash payment, equal in value to the dividends which would have been paid had actual shares been issued during the vesting period, will be made to employees to whom LTIP awards were granted, to the extent that these LTIP awards vest after the performance conditions have been tested.
Directors’ service contracts
Service contracts of executive directors are reviewed annually. Mark Cutifani, as chief executive officer, has a 12-month notice period while the notice period for the chief financial officer Srinivasan Venkatakrishnan, is nine months. Executive vice presidents have a six-
month notice period while senior vice presidents and vice presidents have three-month notice periods. The contracts also provide for a payment of 24 months’ salary in the case of the chief executive officer; 18 months in the case of the chief financial officer and
12 months in the case of other executive management in the event of a material change in role, responsibilities or remuneration, including loss of employment, following a new shareholder assuming control of the company.
Non-executive directors’ remuneration
The following table details fees and allowances paid to non-executive directors:
Resigned/
Appointed            retired
with
with
Com-
Com-
All figures stated
effect
effect
Directors’
mittee
Directors’
mittee
to the nearest R000
(1)
from
(2)
from
(2)
fees
(3)
fees    Travel
(4)
Total
fees
(3)
fees    Travel
(4)
Total
2010
2009
RP Edey (Chairman)
7 May 10
829
218
149
1,196
1,626
318
314
2,258
TT Mboweni (Chairman)
1 June 10
887
104
–
991
–
–
–
–
Dr TJ Motlatsi (Deputy chair)
(5)
629
369
–
998
560
273
–
833
FB Arisman
370
631
230
1,231
315
303
208
826
RE Bannerman
15 May 09
–
–
–
–
121
68
88
277
R Gasant
12 Aug 10
113
116
–
229
–
–
–
–
JH Mensah
15 May 09
–
–
–
–
121
100
38
259
WA Nairn
262
426
–
688
227
288
–
515
Prof LW Nkuhlu
262
489
–
751
240
260
–
500
F Ohene-Kena
1 June 10
138
110
83
331
–
–
–
–
SM Pityana
262
534
–
796
227
393
–
620
Total – non-executive directors
3,752
2,997
462
7,211
3,437
2,003
648
6,088
Rounding may result in computational differences
Remuneration report

P

(1)
Where directors' compensation is in dollars, the amounts reflected are the actual South African rand values paid calculated using the R:$ rate of exchange at the time of payment.
(2)
Fees are disclosed only for the period from or to which, office is held.
(3)
At the annual general meeting of shareholders held on 7 May 2010 shareholders approved an increase in directors fees with effect from 1 June 2010 as follows:
For six
Additional
meetings
per meeting
Travel
(4)
– Chairman
R1,520,300
R78,000
$10,000
– Deputy chairman
R650,000
R32,400
–
– South African resident directors
R270,000
R16,000
–
– Non-South African directors
– Living in Africa
$33,750
$2,000
$6,000
– Living other than Africa
$60,000
$3,000
$8,000
The fees payable in respect of committees as approved by shareholders at the annual general meeting held on 7 May 2010 are as follows:
From 1 June 2010
Audit
and Corporate
Governance
Other
Ad hoc
committee
committees
committees
(per annum)
(per annum)
(per meeting)
– Chairman – South African resident
R160,000
R130,000
–
– Chairman – Living in Africa
–
$16,250
–
– Chairman – Living other than Africa
–
$25,000
–
– South African resident members
R135,000
R110,000
R16,200
– Non-South African members
– Living in Africa
$16,875
$13,750
$2,025
– Living other than Africa
$25,315
$20,000
$3,000
(4)
A payment of a travel allowance, per board meeting, is paid to non-executive directors who travel internationally to attend board meetings. In addition, AngloGold Ashanti is liable for the payment of all travel costs.
(5)
Dr Motlatsi retired from the board effective 17 February 2011.
Executive directors do not receive payment of directors' fees or committee fees.
Non-executive directors are not eligible to participate in the Share Incentive Scheme.

P

AngloGold Ashanti Annual Financial Statements 2010
Remuneration report
Executive directors’ and executive management remuneration
Executive director and executive management remuneration is made up as follows:
Resigned/
Perfor-
Pension
Pre-tax
Appointed         retired
mance
scheme
gains
on
with
with
related
contri-
En-
share
All figures
effect
effect
pay-
butions
Other
cashed
Sub
options
in R000
from
(1)
from
(1)
Salary
ments
(2)
benefits    benefits
(3)
leave
(4)
total
exercised
Total
2010
Executive directors’ remuneration
M Cutifani
Full year 11,447 8,543 2,089 345 – 22,424 – 22,424
S Venkatakrishnan Full year 7,015 4,972 1,310 2,216 – 15,513 – 15,513
Total executive directors 18,462 13,515 3,399 2,561 – 37,937 – 37,937
Executive management (non-directors) – top three earners
Top earner 1
Full year 8,831 3,981 1,964 857 – 15,633 – 15,633
Top earner 2 Full year 4,571 2,472 796 1,855 – 9,694 2,987 12,681
Top earner 3 Full year 3,999 1,702 420 1,182 – 7,303 3,328 10,631
Total top three earners 17,401 8,155 3,180 3,894 – 32,630 6,315 38,945
Remainder of executive management remuneration
Representing five
executive managers
Full year 19,183 10,958 2,631 5,261 137 38,170 2,841 41,011
Total top remaining executive management 19,183 10,958 2,631 5,261 137 38,170 2,841 41,011
Summary 2010 remuneration
Executive directors
18,462 13,515 3,399 2,561 – 37,937 – 37,937
Top three earners 17,401 8,155 3,180 3,894 – 32,630 6,315 38,945
Other executive management Full year 19,183 10,958 2,631 5,261 137 38,170 2,841 41,011
Total remuneration 2010 55,046 32,628 9,210 11,716
137     108,737
9,156 117,893
2009
Executive directors’ remuneration
M Cutifani
Full year 10,807 7,627 1,913 634 – 20,981 – 20,981
S Venkatakrishnan Full year 6,552 4,297 1,199 1,948 – 13,996 2,621 16,617
17,359       11,924
3,112 2,582 – 34,977 2,621 37,598
Executive management remuneration
Representing 10
executive managers
Full year 37,635 17,002 4,510 10,135 394 69,676 20,370 90,046
Total executive directors,
and executive
management 2009
54,994 28,926 7,622 12,717
394    104,653
22,991 127,644
Rounding of figures may result in computational discrepancies.
(1)
Salaries are disclosed only for the period from or to which office was held.
(2)
In order to more accurately disclose remuneration received/receivable by executive directors and executive management, the tables above include the performance-related payments calculated on the year's financial results.
(3)
Includes health care, retention payments and personal travel.
(4)
In 2005, AngloGold Ashanti altered its policy regarding the number of leave days that may be accrued. As a result surplus leave days accrued are compulsorily encashed.
Remuneration report

P

Share incentive schemes
Details of the options and rights to subscribe for ordinary shares in the company granted to, and exercised by, executive directors, executive management and other managers on an aggregate basis during the year to 31 December 2010 and subsequent to year-
end are set out in the table below.
Executive
Other
manage-
manage-
Total
M Cutifani
Venkat
(1)
ment
(2)
ment
(2)
scheme
(3)
Granted and outstanding at 1 January 2010
Number                                                                              100,127
82,184 394,814 2,650,559 3,227,684
Granted during the year
(4)
Number 77,694 40,617 142,873
1,181,596           1,442,780
Exercised during the year
Number
–                       –
(28,241) (795,170) (823,411)
Pre-tax gain at date of exercise (value) – R – – 9,155,351 193,379,517 202,534,868
Lapsed during the year
Number                                                                                         –
(5,781) (17,535) (278,981) (302,297)
Held at 31 December 2010
Number 177,821 117,020 491,911 2,758,004 3,544,756
Subsequent to year-end – to 31 January 2011
Granted
Number                                                                                         –
– – – –
Exercised
Number                                                                                         –
– – (2,812) (2,812)
Pre-tax gain at date of exercise (value) – R – – – 878,142 878,142
Lapsed
Number                                                                                       –
– – – –
Held at 31 January 2011
Number                                                                             177,821
117,020 491,911 2,755,192 3,541,944
Latest expiry date 23 Feb 2020 23 Feb 2020 23 Feb 2020 23 Feb 2020 23 Feb 2020
(1)
Venkat refers to S Venkatakrishnan
(2)
As a result of the change in status, the following movements to opening balances were made:
- From executive management status to other managers – 91,119 options/awards
(3)
Of the 3,544,756 options/awards granted and outstanding at 31 December 2010, 929,029 options/ awards are fully vested.
(4)
Awards granted since 2005 have been granted at NIL cost to participants;
Awards granted in 2011 to executive directors and executive management are as follows:
BSP
LTIP
(1)
M Cutifani 25,086 44,579
S Venkatakrishnan 14,462 22,284
Top 3 earners 23,734 20,420
Other executive management 31,962 52,362
(1)
The extent to which LTIPs vest is dependent upon performance criteria being met.
For full details of the AngloGold Ashanti Share Incentive Scheme, including the number of shares used in the scheme and dilution to shareholders in this regard, refer to the Directors’ Report from page 214.

P

AngloGold Ashanti Annual Financial Statements 2010
Financial statements
Financial statements
for the year ended 31 December
Financial
in line with
IFRS
reporting

P

Contents of the financial statements
Group financial statements
Income statement
P236
Statement of comprehensive income
P237
Statement of financial position
P238
Statement of cash flows
P240
Statement of changes in equity
P241
Notes to the group financial statements: notes 1 to 36
P243
Company financial statements
Income statement
P338
Statement of comprehensive income
P339
Statement of financial position
P340
Statement of cash flows
P341
Statement of changes in equity
P342
Notes to the company financial statements: notes 1 to 31
P343
Principal subsidiaries and operating entities
P371

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Income statement
For the year ended 31 December
2009
2010
Figures in million                                                                 Notes
2010
2009
SA Rands
US Dollars
31,961
40,135
Revenue
3
5,514
3,916
30,745
38,833
Gold income
2,3
5,334
3,768
(23,220)
(25,833)
Cost of sales
4
(3,550)
(2,813)
Loss on non-hedge derivatives and other commodity
(11,934)
(5,136)
contracts
35
(702)
(1,533)
(4,409)
7,864
Gross profit (loss)
1,082
(578)
(1,362)
(1,589)
Corporate administration, marketing and other expenses
(220)
(164)
(1,217)
(1,446)
Exploration costs
(198)
(150)
(80)
(149)
Other operating expenses
5
(20)
(8)
5,209
(894)
Special items
6
(126)
691
(1,859)
3,786
Operating profit (loss)
518
(209)
444
311
Interest received
3
43
54
852
18
Exchange gain
3
112
Fair value adjustment on option component of
(249)
39
convertible bonds
(1)
(33)
–
(382)
Fair value loss on mandatory convertible bonds
(55)
–
(1,146)
(1,203)
Finance costs and unwinding of obligations
7
(166)
(139)
785
467
Share of equity accounted investments’ profit
8
63
94
(1,173)
3,036
Profit (loss) before taxation
9
405
(121)
(1,172)
(2,018)
Taxation
12
(276)
(147)
(2,345)
1,018
Profit (loss) for the year
129
(268)
Allocated as follows
(2,762)
637
Equity shareholders
76
(320)
417
381
Non-controlling interests
53
52
(2,345)
1,018
129
(268)
Basic and diluted profit (loss) per ordinary share
(765)
171
(cents)
13
20
(89)
Group financial statements

P

Group – Statement of comprehensive income
For the year ended 31 December
2009
2010
Figures in million                                                                                           2010
2009
SA Rands US Dollars
(2,345) 1,018 Profit (loss) for the year 129 (268)
(2,645) (1,766) Exchange differences on translation of foreign operations 213 318
Share of equity accounted investments’ other comprehensive
– (1) expense – –
(132) – Net loss on cash flow hedges – (16)
Net loss on cash flow hedges removed from equity and
1,155 279 reported in gold income 38 138
40 – Hedge ineffectiveness on cash flow hedges – 5
(12) 3 Realised gain (loss) on hedges of capital items – (1)
(263) (99) Deferred taxation thereon (13) (35)
788 183 25 91
482 545 Net gain on available-for-sale financial assets 75 57
Release on disposal and impairment of available-for-sale
– (340) financial assets (47) –
(13) 13 Deferred taxation thereon 2 (2)
469 218 30 55
88 (175) Actuarial (loss) gain recognised (24) 10
(28) 47 Deferred taxation thereon 6 (3)
60 (128) (18) 7
Other comprehensive income (expense) for the year net
(1,328) (1,494) of tax 250 471
Total comprehensive income (expense) for the year net
(3,673) (476) of tax 379 203
Allocated as follows
(4,099) (857) Equity shareholders 326 150
426 381 Non-controlling interests 53 53
(3,673) (476) 379 203
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Statement of financial position
As at 31 December
Figures in million                                                                                         Notes
2010
2009
2008
US Dollars
ASSETS
Non-current assets
Tangible assets
15 6,180
5,819                4,345
Intangible assets 16 194
177                  148
Investments in associates and equity accounted joint ventures 17 622
640                   298
Other investments 18 237
175                    66
Inventories 19 345
337                   287
Trade and other receivables 21 152
106                    62
Derivatives 35 –
5                     –
Deferred taxation 29 20
61                    50
Cash restricted for use 22 33
53                    34
Other non-current assets 20 9
8                     3
7,792
7,381               5,293
Current assets
Inventories
19 890
686                   599
Trade and other receivables 21 247
191                   220
Derivatives 35 1
330                   570
Current portion of other non-current assets 20 1 – –
Cash restricted for use 22 10
12                    10
Cash and cash equivalents 23 575
1,100                   575
1,724
2,319                1,974
Non-current assets held for sale 24 16
87                  793
1,740
2,406                2,767
Total assets 9,532
9,787                8,060
EQUITY AND LIABILITIES
Share capital and premium
25 6,627
5,805                5,485
Retained earnings and other reserves (2,638) (2,905) (3,057)
Shareholders’ equity 3,989
2,900                2,428
Non-controlling interests 124
130                    83
Total equity 4,113
3,030                2,511
Non-current liabilities
Borrowings
26 2,569
654                  870
Environmental rehabilitation and other provisions 27 589
451                  408
Provision for pension and post-retirement benefits 28 191
159                  137
Trade, other payables and deferred income 30 17
14                   11
Derivatives 35 176
176                    25
Deferred taxation 29 900
753                  617
4,442
2,207                2,068
Current liabilities
Current portion of borrowings
26 135
1,277               1,063
Trade, other payables and deferred income 30 705
582                 524
Derivatives 35 –
2,525               1,737
Taxation 31 134
159                 109
974
4,543               3,433
Non-current liabilities held for sale 24 3
7                  48
977
4,550               3,481
Total liabilities 5,419
6,757               5,549
Total equity and liabilities 9,532
9,787               8,060
Group financial statements

P

Figures in million                                                                                          Notes
2010
2009
2008
SA Rands
ASSETS
Non-current assets
Tangible assets
15 40,600
43,263               41,081
Intangible assets 16 1,277
1,316                1,403
Investments in associates and equity accounted joint ventures 17 4,087
4,758                2,814
Other investments 18 1,555
1,302                   625
Inventories 19 2,268
2,508                2,710
Trade and other receivables 21 1,000
788                  585
Derivatives 35 –
40                     –
Deferred taxation 29 131
451                  475
Cash restricted for use 22 214
394                  326
Other non-current assets 20 59
63                   32
51,191
54,883              50,051
Current assets
Inventories
19 5,848
5,102               5,663
Trade and other receivables 21 1,625
1,419               2,076
Derivatives 35 6
2,450               5,386
Current portion of other non-current assets 20 4
3                    2
Cash restricted for use 22 69
87                    89
Cash and cash equivalents 23 3,776
8,176                5,438
11,328
17,237               18,654
Non-current assets held for sale 24 110
650                7,497
11,438
17,887               26,151
Total assets 62,629
72,770               76,202
EQUITY AND LIABILITIES
Share capital and premium
25 45,678
39,834               37,336
Retained earnings and other reserves (19,470) (18,276) (14,380)
Shareholders’ equity 26,208
21,558              22,956
Non-controlling interests 815
966                 790
Total equity 27,023
22,524             23,746
Non-current liabilities
Borrowings
26 16,877
4,862              8,224
Environmental rehabilitation and other provisions 27 3,873
3,351              3,860
Provision for pension and post-retirement benefits 28 1,258
1,179              1,293
Trade, other payables and deferred income 30 110
108                  99
Derivatives 35 1,158
1,310                 235
Deferred taxation 29 5,910
5,599              5,838
29,186
16,409             19,549
Current liabilities
Current portion of borrowings
26 886
9,493            10,046
Trade, other payables and deferred income 30 4,630
4,332              4,946
Derivatives 35 –
18,770             16,426
Taxation 31 882
1,186              1,033
6,398
33,781             32,451
Non-current liabilities held for sale 24 22
56                456
6,420
33,837             32,907
Total liabilities 35,606
50,246             52,456
Total equity and liabilities 62,629
72,770             76,202
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Statement of cash flows
For the year ended 31 December
2009
2010
Figures in million                                                                Notes
2010
2009
SA Rands
US Dollars
Cash flows from operating activities
31,473
39,717
Receipts from customers
5,448
3,845
(20,896)
(26,682)
Payments to suppliers and employees
(3,734)
(2,500)
10,577
13,035
Cash generated from operations
32
1,714
1,345
751
939
Dividends received from equity accounted investments
143
101
(1,232)
(1,371)
Taxation paid
31
(188)
(147)
(6,315)
(18,333)
Cash utilised for hedge buy-back costs
(2,611)
(797)
3,781
(5,730)
Net cash (outflow) inflow from operating activities
(942)
502
Cash flows from investing activities
Capital expenditure
(3,578)
(1,829)
– project capital
(250)
(413)
(5,078)
(5,279)
– stay-in-business capital
(723)
(606)
9,029
500
Proceeds from disposal of tangible assets
69
1,142
(750)
(832)
Other investments acquired
(114)
(89)
Acquisition of associates and equity accounted joint
(2,646)
(319)
ventures
(44)
(354)
–
4
Proceeds on disposal of associate
1
–
Loans advanced to associates and equity accounted
(17)
(22)
joint ventures
(3)
(2)
Loans repaid by associates and equity accounted
3
–
joint ventures
–
–
680
1,039
Proceeds from disposal of investments
142
81
(91)
182
Decrease (increase) in cash restricted for use
25
(10)
445
232
Interest received
32
55
(1)
(41)
Loans advanced
(6)
–
4
3
Repayment of loans advanced
–
1
(2,000)
(6,362)
Net cash outflow from investing activities
(871)
(195)
Cash flows from financing activities
2,384
5,656
Proceeds from issue of share capital
798
306
(84)
(144)
Share issue expenses
(20)
(11)
24,901
16,666
Proceeds from borrowings
2,316
2,774
(24,152)
(12,326)
Repayment of borrowings
(1,642)
(2,731)
(946)
(821)
Finance costs paid
(115)
(111)
–
(184)
Mandatory convertible bond transaction costs
(26)
–
(474)
(846)
Dividends paid
(117)
(56)
1,629
8,001
Net cash inflow from financing activities
1,194
171
3,410
(4,091)
Net (decrease) increase in cash and cash equivalents
(619)
478
(672)
(236)
Translation
105
47
5,438
8,176
Cash and cash equivalents at beginning of year
1,100
575
8,176
3,849
Cash and cash equivalents at end of year
23
586
1,100
Group financial statements

P

Group – Statement of changes in equity
Equity holders of the parent
Share
Cash  Available-
Foreign
capital
Other
flow
for-
Actuarial
currency
Non-
and
capital
Retained
hedge
sale
(losses)   translation
controlling
Total
Figures in million
premium       reserves
(1)
earnings
(2)
reserve
(3)
reserve
(4)
gains
reserve
Total
interests
equity
US Dollars
Balance at 31 December 2008
5,485 85
(2,361)
(107)
(2)
(37)
(635)
2,428                 83
2,511
(Loss) profit for the year
(320)
(320)
52
(268)
Other
comprehensive
income
90                   55
7              318                470
1               471
Total comprehensive (expense)
income
–
–            (320)
90                   55
7              318               150                  53              203
Shares issued
331
331
331
Share issue expenses
(11)
(11)
(11)
Share-based payment for share
awards net of exercised
(1)
15                  15
15
Dividends paid
(45)
(45)
(45)
Dividends of subsidiaries
–             (11)
(11)
Equity transaction of joint
venture
(1)
37                  37
37
Translation
24               (18)
(6)
3                 (8)
(5)
5                    –
Balance at 31 December 2009
5,805
161
(2,744)
(23)
56
(38)
(317)
2,900
130
3,030
Profit for the year
76
76
53
129
Other comprehensive income
(expense)
25
30
(18)
213
250
–
250
Total comprehensive income
(expense)
–                  –                  76                 25                 30                (18)
213
326                  53
379
Shares issued
842             842
842
Share issue expenses
(20)            (20)
(20)
Share-based payment for share
awards net of exercised
(1)
13
13                                       13
Dividends paid
(67)
(67)                                   (67)
Dividends of subsidiaries
–
(64)            (64)
Transfers to other reserves
3
(3)
–                                          –
Translation
17
(15)
(1)                                      (6)                                      (5)
5
–
Balance at 31 December 2010
6,627
194
(2,750)
(2)
86
(62)
(104)
3,989
124
4,113
(1)
Other capital reserves comprise a surplus on disposal of company shares, held by companies prior to the formation of AngloGold
Ashanti Limited of $21m (2009: $19m), surplus on equity transaction of joint venture of $37m (2009: $37m), equity items for share-based payments and other transfers. The grant date fair values of share awards exercised are transferred from other capital reserves to share premium when the ordinary shares are issued.
(2)
Retained earnings totalling $133m (2009: $254m) arising at the joint venture operations and certain subsidiaries may not be remitted without third party consent.
(3)
Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges.
(4)
Available-for-sale reserve represents fair value gains or losses on available-for-sale financial assets.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Statement of changes in equity
Equity holders of the parent
Share
Cash     Available-
Foreign
capital
Other
flow
for-
Actuarial
currency
Non-
and
capital
Retained
hedge
sale
(losses)   translation
controlling
Total
Figures in million
premium       reserves
(1)
earnings
(2)
reserve
(3)
reserve
(4)
gains
reserve
Total
interests
equity
SA Rands
Balance at 31 December 2008
37,336                  799
(22,765)
(1,008)
(18)
(347)
8,959
22,956                  790
23,746
(Loss) profit for the year
(2,762)
(2,762)
417
(2,345)
Other comprehensive income
(expense)
779
469
60         (2,645)
(1,337)
9         (1,328)
Total comprehensive (expense)
income
–
–          (2,762)
779
469
60         (2,645)
(4,099)
426          (3,673)
Shares issued
2,582
2,582
2,582
Share issue expenses
(84)
(84)
(84)
Share-based payment for share
awards net of exercised
(1)
122                                                                                                                              122
122
Dividends paid
(392)
(392)
(392)
Dividends of subsidiaries
–                (83)
(83)
Equity transaction of joint
venture
(1)
306                                                                                                                                  306
306
Translation
(33)
180                   55                (37)
2
167
(167)
–
Balance at 31 December 2009
39,834
1,194
(25,739)
(174)
414
(285)
6,314
21,558
966
22,524
Profit for the year
637                                                                                                           637
381
1,018
Other comprehensive (expense)
income
(1)                                   183
218
(128)
(1,766)
(1,494)
–
(1,494)
Total comprehensive (expense)
income
–
(1)
637
183
218
(128)
(1,766)
(857)
381
(476)
Shares issued
5,988
5,988
5,988
Share issue expenses
(144)
(144)
(144)
Share-based payment for share
awards net of exercised
(1)
92
92
92
Dividends paid
(492)
(492)
(492)
Dividends of subsidiaries
–
(469)
(469)
Transfers to other reserves
25
(25)
–
–
Translation
(35)
157
1
(64)
4
63
(63)
–
Balance at 31 December 2010
45,678
1,275
(25,437)
(15)
568
(409)
4,548
26,208
815
27,023
(1)
Other capital reserves comprise a surplus on disposal of company shares, held by companies prior to the formation of AngloGold
Ashanti Limited of R141m (2009: R141m), surplus on equity transaction of joint venture of R240m (2009: R306m), share of equity accounted investments’ other comprehensive income of R1m (2009: nil), equity items for share-based payments and other transfers. The grant date fair values of share awards exercised are transferred from other capital reserves to share premium when the ordinary shares are issued.
(2)
Retained earnings totalling R874m (2009: R1,889m) arising at the joint venture operations and certain subsidiaries may not be remitted without third party consent.
(3)
Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges.
(4)
Available-for-sale reserve represents fair value gains or losses on available-for-sale financial assets.
Group financial statements

P

Group – Notes to the financial statements
For the year ended 31 December
1
Accounting policies
Statement of compliance
The consolidated and company financial statements are prepared in compliance with International Financial Reporting
Standards (IFRS) and Interpretations of those standards, as adopted by the International Accounting Standards Board (IASB)
and applicable legislation.
During the current financial year, the following new or revised accounting standards, amendments to standards and new interpretations were adopted or early adopted by AngloGold Ashanti Limited:
Standard or
Effective for annual periods
Interpretation
Title
beginning on or after
IFRS 2
Amendment – Group cash-settled and share-based payment
transactions
1 January 2010
IFRS 3
Business Combinations (revised)
1 July 2009
IFRS’s
Annual Improvement Project – May 2009
Mostly 1 January 2010
IAS 27
Amendment – Consolidated and Separate Financial Statements
1 July 2009
IAS 32
Amendment – Classification of Rights Issues
1 February 2010
IAS 39
Amendment – Eligible Hedged Items
1 July 2009
IFRIC 17
Distributions of Non-cash Assets to Owners
1 July 2009
IFRIC 18
Transfers of Assets from Customers
1 July 2009
IFRIC 19
Extinguishing Financial Liabilities with Equity Instruments
1 July 2010
The adoption of these new or revised standards, amendments to standards and interpretations did not have any effect on the financial position or results of the group.
The following accounting standards, amendments to standards and new interpretations (as at 10 March 2011, the last practicable date), which are not yet mandatory for AngloGold Ashanti Limited, have not been adopted in the current year:
Standard or
Effective for annual periods
Interpretation
Title
beginning on or after
IFRS 7
Amendment – Derecognition disclosures
1 July 2011
IFRS 9
Financial Instruments
1 January 2013
IFRS 9
Amendment – Accounting for financial liabilities
1 January 2013
IFRS’s
Annual Improvement Project – May 2010
Mostly 1 January 2011
IAS 24
Related Party Disclosures
1 January 2011
IFRIC 14
Prepayments of a minimum funding requirement – amendment
1 January 2011
IAS 12
Amendment – Deferred tax: Recovery of Underlying assets
1 January 2012
The group has assessed the significance of these new standards, amendments to standards and new interpretations, and concluded that they will have no material financial impact.
1.1 Basis of preparation
The financial statements are prepared according to the historical cost accounting convention, except for the revaluation of certain financial instruments to fair value. The group’s accounting policies as set out below are consistent in all material respects with those applied in the previous year, except for the adoption of the new and revised standards and interpretations mentioned above.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
1
Accounting policies (continued)
1.1 Basis of preparation (continued)
AngloGold Ashanti Limited presents its consolidated financial statements in South African rands and US dollars for the benefit of local and international investors. The functional currency of a significant portion of the group’s operations is the South African rand. Other main subsidiaries have functional currencies of US dollars and Australian dollars.
The group financial statements incorporate the financial statements of the company, its subsidiaries and its equity accounted interests in joint ventures and associates.
The financial statements of all material subsidiaries, the Environmental Rehabilitation Trust Fund and joint ventures, are prepared for the same reporting period as the holding company, using the same accounting policies, except for Rand Refinery Limited which reports on a three-month time lag. Adjustments are made to the subsidiary financial results for material transactions and events in the intervening period.
Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-
consolidated from the date on which control ceases.
The acquisition of non-controlling interests is reflected as an equity transaction. The entire difference between the cost of the additional interest and the non-controlling interests’ share at the date of acquisition is reflected as a transaction between owners.
Intra-group transactions, balances and unrealised gains and losses on transactions between group companies, including any resulting tax effect are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.
Subsidiaries are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
1.2 Significant accounting judgements and estimates
Use of estimates: The preparation of the financial statements requires the group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results could differ from those estimates.
The more significant areas requiring the use of management estimates and assumptions relate to Ore Reserve that are the basis of future cash flow estimates and unit-of-production depreciation, depletion and amortisation calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments/reversals (including impairments of goodwill); write-downs of inventory to net realisable value; post-employment, post-retirement and other employee benefit liabilities; the fair value of financial instruments and deferred taxation.
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
Group financial statements

P

1
Accounting policies (continued)
1.2 Significant accounting judgements and estimates (continued)
Use of estimates (continued)
As a global company, the group is exposed to numerous legal risks. The outcome of currently pending and future proceedings cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partly, under insurance policies and that could significantly influence the business and results of operations.
The judgements that management have applied in the application of accounting policies, and the estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.
Carrying value of goodwill and tangible assets
All mining assets are amortised using the units-of-production method where the mine operating plan calls for production from well-defined Ore Reserve over proved and probable reserves.
For mobile and other equipment, the straight-line method is applied over the estimated useful life of the asset which does not exceed the estimated mine life based on proved and probable Ore Reserve as the useful lives of these assets are considered to be limited to the life of the relevant mine.
The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Ore Reserve. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating Ore Reserve.
These factors could include:
•
changes in proved and probable Ore Reserve;
•
the grade of Ore Reserve may vary significantly from time to time;
•
differences between actual commodity prices and commodity price assumptions;
•
unforeseen operational issues at mine sites;
•
changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
•
changes in Ore Reserve could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.
The recoverable amounts of cash-generating units and individual assets have been determined based on the higher of value in use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold price assumption may change which may then impact the estimated life of mine determinant and may then require a material adjustment to the carrying value of goodwill and tangible assets.
The group defers stripping costs incurred during the production stage of its open-pit operations, for those operations where this is the most appropriate basis for matching the costs against the related economic benefits. This is generally the case where there are fluctuations in stripping costs over the life of the mine.
In the production stage of some open-pit operations, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units-of-production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences.
If the group were to expense production stage stripping costs as incurred, this would result in volatility in the year to year results from open-pit operations and excess stripping costs would be expensed at an earlier stage of a mine’s operation.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
1
Accounting policies (continued)
1.2 Significant accounting judgements and estimates (continued)
Carrying value of goodwill and tangible assets (continued)
Deferred stripping costs are included in ‘Mine development costs’, within tangible assets. These form part of the total investment in the relevant cash-generating unit, which is reviewed for impairment if events or a change in circumstances indicate that the carrying value may not be recoverable. Amortisation of deferred stripping costs is included in operating costs, or in the group’s share of the results of its equity accounted units, as appropriate.
The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each group of assets. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including published reserves, resources, exploration potential and production estimates, together with economic factors such as spot and future gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
An individual operating mine is not a typical going-concern business because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine reporting unit.
In accordance with the provisions of IAS 36, the group performs its annual impairment review of assigned goodwill during the fourth quarter of each year.
The carrying amount of goodwill in the consolidated financial statements at 31 December 2010 was $177m, R1,164m
(2009: $159m, R1,178m). The carrying amount of tangible assets at 31 December 2010 was $6,180m, R40,600m
(2009: $5,819m, R43,263m).
Production start date
The group assesses the stage of each mine construction project to determine when a mine moves into the production stage.
The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include but are not limited to the following:
•
the level of capital expenditure compared to the construction cost estimates;
•
completion of a reasonable period of testing of the mine plant and equipment;
•
ability to produce gold in saleable form (within specifications and the de minimis rule); and
•
ability to sustain ongoing production of gold.
When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development or Ore Reserve development.
Income taxes
The group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
Group financial statements

P

1
Accounting policies (continued)
1.2 Significant accounting judgements and estimates (continued)
Income taxes (continued)
The group recognises the net future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws in each jurisdiction.
To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the group to realise the net deferred tax assets recorded at the reporting date could be impacted.
Additionally, future changes in tax laws in the jurisdictions in which the group operates could limit the ability of the group to obtain tax deductions in future periods.
Carrying values of the group at 31 December 2010:
•
deferred tax asset: $20m, R131m (2009: $61m, R451m);
•
deferred tax liability: $900m, R5,910m (2009: $753m, R5,599m); and
•
taxation liability: $107m, R706m (2009: $142m, R1,059m).
Provision for environmental rehabilitation obligations
The group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The group recognises management’s best estimate for decommissioning and restoration obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision.
The carrying amount of the rehabilitation obligations for the group at 31 December 2010 was $551m, R3,623m (2009: $418m,
R3,109m).
Stockpiles, metals in process and ore on leach pad
Costs that are incurred in or benefit the production process are accumulated as stockpiles, metals in process and ore on leach pads. Net realisable value tests are performed at least annually and represent the estimated future sales price of the product, based on prevailing and long-term metals prices, less estimated costs to complete production and bring the product to sale.
Stockpiles and underground metals in process are measured by estimating the number of tonnes added and removed from the stockpile and from underground, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile and underground ore tonnages are verified by periodic surveys.
Estimates of the recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads based on measured tonnes added to the leach pads, the grade of ore placed on the leach pads based on assay data and a recovery percentage based on metallurgical testing and ore type.
Although the quantities of recoverable metal are reconciled by comparing the grades of ore to the quantities of gold actually recovered (metallurgical balancing), the nature of the process inherently limits the ability to precisely monitor recoverability levels.
As a result, the metallurgical balancing process is constantly monitored and engineering estimates are refined based on actual results over time.
Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realisable value are accounted for on a prospective basis.
The carrying amount of inventories (excluding finished goods and mine operating supplies) for the group at 31 December 2010 was $860m, R5,651m (2009: $661m, R4,919m).
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
1
Accounting policies (continued)
1.2 Significant accounting judgements and estimates (continued)
Recoverable tax, rebates, levies and duties
In a number of countries, particularly in Africa, AngloGold Ashanti Limited is due refunds of input tax which remain outstanding for periods longer than those provided for in the respective statutes.
In addition, AngloGold Ashanti Limited has unresolved tax disputes in a number of countries, particularly in Continental Africa.
If the outstanding input taxes are not received and the tax disputes are not resolved in a manner favourable to AngloGold
Ashanti Limited, it could have an adverse effect upon the carrying value of these assets.
The carrying value of recoverable tax, rebates, levies and duties for the group at 31 December 2010 was $188m, R1,235m
(2009: $138m, R1,025m).
Pension plans and post-retirement medical aid obligations
The determination of AngloGold Ashanti Limited’s obligation and expense for pension and provident funds, as well as post-
retirement health care liabilities, depends on the selection of certain assumptions used by actuaries to calculate amounts.
These assumptions include, among others, the discount rate, the expected long-term rate of return of plan assets, health care inflation costs, rates of increase in compensation costs and the number of employees who reach retirement age before the mine reaches the end of its life. While AngloGold Ashanti Limited believes that these assumptions are appropriate, significant changes in the assumptions may materially affect pension and other post-retirement obligations as well as future expenses, which may result in an impact on earnings in the periods that the changes in these assumptions occur.
The carrying value of the defined benefit plans (including the net asset position disclosed under non-current assets) at
31 December 2010 was $188m, R1,238m, (2009: $152m, R1,125m).
Ore Reserve estimates
An Ore Reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the group’s properties. In order to calculate Ore Reserve, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.
Estimating the quantity and/or grade of Ore Reserve requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.
The group is required to determine and report Ore Reserve in accordance with the SAMREC code.
Because the economic assumptions used to estimate Ore Reserve change from period to period, and because additional geological data is generated during the course of operations, estimates of Ore Reserve may change from period to period.
Changes in reported Ore Reserve may affect the group’s financial results and financial position in a number of ways, including the following:
•
asset carrying values may be affected due to changes in estimated future cash flows;
•
depreciation, depletion and amortisation charged in the income statement may change where such charges are determined by the units-of-production basis, or where the useful economic lives of assets change;
•
overburden removal costs recorded on the statement of financial position or charged in the income statement may change due to changes in stripping ratios or the units-of-production basis of depreciation;
•
decommissioning site restoration and environmental provisions may change where changes in estimated Ore Reserve affect expectations about the timing or cost of these activities; and
•
the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.
Group financial statements

P

1
Accounting policies (continued)
1.2 Significant accounting judgements and estimates (continued)
Exploration and evaluation expenditure
The group’s accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the income statement.
The carrying value of capitalised exploration assets at 31 December 2010 was $3m, R17m (2009: $1m, R10m).
Development expenditure
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having started the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the income statement.
Share-based payments
The group issues equity-settled share-based payments to certain employees and third parties outside the group. Equity-settled share-based payments are measured at fair value (excluding the effect of non-market based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed as services are rendered over the vesting period, based on the group’s estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions.
Fair value is measured using the Black-Scholes pricing model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.
The income statement charge for the year was $59m, R434m (2009: $41m, R337m).
Contingencies
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.
In determining the threshold for disclosure, management considers the potential for a disruptive effect on the normal functioning of the group and/or whether the contingency could impact investment decisions. Such qualitative matters considered are reputational risks, regulatory compliance issues and reasonable investor considerations. For quantitative purposes an amount of $5m, R33m has been considered.
Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject to uncertainties and complexities including, but not limited to, the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and differences in applicable law. Upon resolution of any pending legal matter, the group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the financial position, results of operations or cash flows of the group could be materially affected by the unfavourable outcome of litigation.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
1
Accounting policies (continued)
1.3 Summary of significant accounting policies
Equity accounted investments
Joint ventures
A joint venture is an entity in which the group holds a long-term interest and which the group and one or more other venturers jointly control under a contractual arrangement, that provides for strategic, financial and operating policy decisions relating to the activities requiring unanimous consent of the parties sharing control. The group’s interests in jointly controlled entities are accounted for using the equity method.
Profits and losses realised in connection with transactions between the group and jointly controlled entities are eliminated in proportion to share ownership. Such profits and losses are deducted from the group’s equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group.
Joint ventures are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
Associates
The equity method of accounting is used for an investment over which the group exercises significant influence and normally owns between 20% and 50% of the voting equity. Associates are equity accounted from the effective date of acquisition to the effective date of disposal. If necessary, impairment losses on the equity value are reported under share of profit and loss from investments accounted for using the equity method.
Profits and losses realised in connection with transactions between the group and associated companies are eliminated in proportion to share ownership. Such profits and losses are deducted from the group’s equity and related statement of financial position amount and released in the group accounts when the assets are effectively realised outside the group.
As the group only has significant influence, it is unable to obtain reliable information at year-end on a timely basis. The results of associates are equity accounted from their most recent audited annual financial statements or unaudited interim financial statements, all within three months of the year-end of the group. Adjustments are made to the associates’ financial results for material transactions and events in the intervening period.
Associates are accounted for at cost and are adjusted for impairments where appropriate in the company financial statements.
Joint ventures and associates
Any losses of equity accounted investments are brought to account in the consolidated financial statements until the investment in such investments is written down to zero. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such investees.
The carrying value of equity accounted investments represents the cost of each investment, including goodwill, balance outstanding on loans advanced if the loan forms part of the net investment in the investee, any impairment losses recognised, the share of post-acquisition retained earnings and losses, and any other movements in reserves. The carrying value of equity accounted investments is reviewed when indicators arise and if any impairment in value has occurred; it is recognised in the period in which the impairment arose.
Foreign currency translation
Functional currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the ‘functional currency’).
Group financial statements

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1
Accounting policies (continued)
1.3 Summary of significant accounting policies (continued)
Foreign currency translation (continued)
Transactions and balances
Foreign currency transactions are translated into the functional currency using the approximate exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at the year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except for hedging derivative balances that are within the scope of IAS 39. Translation differences on these balances are reported as part of their fair value gain or loss.
Translation differences on non–monetary items, such as equities classified as available-for-sale financial assets, are included in other comprehensive income within equity.
Group companies
The results and financial position of all group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•
share capital and premium are translated at historical rates of exchange at the reporting date;
•
retained earnings are converted at historical average exchange rates;
•
assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
•
income and expenses for each income statement presented are translated at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates prevailing at the date of the transaction);
•
all resulting exchange differences are recognised in other comprehensive income and presented as a separate component of equity (foreign currency translation); and
•
other reserves, other than those translated above, are converted at the closing rate at each reporting date. These resulting exchange differences are recognised in retained earnings.
Exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income on consolidation.
For the company, the exchange differences on such monetary items are reported in the company income statement.
When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.
Segment reporting
An operating segment is a business activity, whose results are regularly reviewed by the chief operating decision maker in order to make decisions about resources to be allocated to it and assess its performance and for which discrete financial information is available. The chief operating decision maker has been determined to be the Executive Committee.
Tangible assets
Tangible assets are recorded at cost less accumulated amortisation and impairments/reversals. Cost includes pre-production expenditure incurred during the development of a mine and the present value of related future decommissioning costs.
Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete. Other borrowing costs are expensed as incurred.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
1
Accounting policies (continued)
1.3 Summary of significant accounting policies (continued)
Tangible assets (continued)
If there is an indication that the recoverable amount of any of the tangible assets is less than the carrying value, the recoverable amount is estimated and an allowance is made for the impairment in value.
Subsequent costs are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the asset will flow to the group, and the cost of the addition can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.
To the extent a legal or constructive obligation to a third party exists, the acquisition cost includes estimated costs of dismantling and removing the asset and restoring the site. A change in estimated expenditures for dismantling, removal and restoration is added to and/or deducted from the carrying value of the related asset. To the extent that the change would result in a negative carrying amount, this effect is recognised as income. The change in depreciation charge is recognised prospectively.
For those assets not amortised on the units-of-production method, amortisation of assets is calculated to allocate the cost of each asset to its residual value over its estimated useful life as follows:
•
buildings up to life of mine;
•
plant and machinery up to life of mine;
•
equipment and motor vehicles up to five years;
•
computer equipment up to three years; and
•
leased assets over the shorter of the period of the lease and the useful life.
Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the beginning of each financial year.
Gains and losses on disposals are determined by comparing net sale proceeds with the carrying amount. These are included in the income statement.
Mine development costs
Capitalised mine development costs include expenditure incurred to develop new orebodies, to define further mineralisation in existing orebodies and, to expand the capacity of a mine. Where funds have been borrowed specifically to finance a project, the amount of interest capitalised represents the actual borrowing costs incurred. Mine development costs include acquired proved and probable Ore Reserve at cost at the acquisition date.
Depreciation, depletion and amortisation of mine development costs are computed by the units-of-production method based on estimated proved and probable Ore Reserve. Proved and probable Ore Reserve reflects estimated quantities of economically recoverable reserves which can be recovered in the future from known mineral deposits. These costs are amortised from the date on which commercial production begins.
Stripping costs incurred in open-pit operations during the production phase to remove additional waste are charged to operating costs on the basis of the average life of mine stripping ratio and the average life of mine costs per tonne. The average stripping ratio is calculated as the number of tonnes of waste material expected to be removed during the life of mine per tonne of ore mined. The average life of mine cost per tonne is calculated as the total expected costs to be incurred to mine the orebody, divided by the number of tonnes expected to be mined. The average life of mine stripping ratio and the average life of mine cost per tonne are recalculated annually in the light of additional knowledge and changes in estimates.
Group financial statements

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1
Accounting policies (continued)
1.3 Summary of significant accounting policies (continued)
Tangible assets (continued)
Mine development costs (continued)
The cost of the excess stripping is capitalised as mine development costs when the actual mining costs exceed the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonnes multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonne. When the actual mining costs are below the sum of the adjusted tonnes mined, being the actual ore tonnes plus the product of the actual ore tonne multiplied by the average life of mine stripping ratio, multiplied by the life of mine cost per tonnes, previously capitalised costs are expensed to increase the cost up to the average.
The cost of stripping in any period will be reflective of the average stripping rates for the orebody as a whole. Changes in the life of mine stripping ratio are accounted for prospectively as a change in estimate.
Mine infrastructure
Mine plant facilities, including decommissioning assets, are amortised using the lesser of their useful life or units-of-production method based on estimated proved and probable Ore Reserve. Other tangible assets comprising vehicles and computer equipment are depreciated by the straight-line method over their estimated useful lives.
Land and assets under construction
Land and assets under construction are not depreciated and are measured at historical cost less impairments.
Mineral rights and dumps
Mineral rights are amortised using the units-of-production method based on estimated proved and probable Ore Reserve.
Dumps are amortised over the period of treatment.
Exploration and evaluation assets
All exploration costs are expensed until the directors conclude that a future economic benefit will more likely than not be realised. In evaluating if expenditures meet this criterion to be capitalised, the directors use several different sources of information depending on the level of exploration. While the criterion for concluding that expenditure should be capitalised is always probable, the information that the directors use to make that determination depends on the level of exploration.
•
Costs on greenfields sites, being those where the group does not have any mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of proved and probable reserves at this location.
•
Costs on brownfields sites, being those adjacent to mineral deposits which are already being mined or developed, are expensed as incurred until the directors are able to demonstrate that future economic benefits are probable, which generally will be the establishment of increased proved and probable reserves after which the expenditure is capitalised as a mine development cost.
•
Costs relating to extensions of mineral deposits, which are already being mined or developed, including expenditure on the definition of mineralisation of such mineral deposits, is capitalised as a mine development cost.
Costs relating to property acquisitions are capitalised within development costs.
Intangible assets
Acquisition and goodwill arising thereon
Where an investment in a subsidiary, joint venture or an associate is made, any excess of the consideration transferred over the fair value of the attributable Mineral Resource including value beyond proved and probable, exploration properties and net assets is recognised as goodwill. Goodwill in respect of subsidiaries is disclosed as goodwill. Goodwill relating to equity accounted joint ventures and associates is included within the carrying value of the investment and tested for impairment when indicators exist.
Goodwill relating to subsidiaries is tested annually for impairment and carried at cost less accumulated impairment losses.
Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
1
Accounting policies (continued)
1.3 Summary of significant accounting policies (continued)
Intangible assets (continued)
Royalty rate concession
Royalty rate concession with the government of Ghana was capitalised at fair value at agreement date. Fair value represents a present value of future royalty rate concessions over 15 years. The royalty rate concession has been assessed to have a finite life and is amortised on a straight-line method over a period of 15 years, the period over which the concession runs. The related amortisation expense is charged through the income statement. This intangible asset is tested for impairment when there is an indicator of impairment.
Impairment of assets
Intangible assets that have an indefinite useful life and separately recognised goodwill are not subject to amortisation and are tested annually for impairment and whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.
An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value, less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).
Impairment calculation assumptions include life of mine plans based on prospective reserves and resources, management’s estimate of the future gold price, based on current market price trends, foreign exchange rates, and a pre-tax discount rate adjusted for country and project risk. It is therefore reasonably possible that changes could occur which may affect the recoverability of tangible and intangible assets.
Leased assets
Assets subject to finance leases are capitalised at the lower of fair value or present value of minimum lease payments measured at inception of the lease with the related lease obligation recognised at the same amount. Capitalised leased assets are depreciated over the shorter of their estimated useful lives and the lease term. Finance lease payments are allocated using the rate implicit in the lease, which is included in finance costs, and the capital repayment, which reduces the liability to the lessor.
Operating lease rentals are charged against operating profits in a systematic manner related to the period the assets concerned will be used.
Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as having been met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.
Exploration and research expenditure
Pre-licence costs are recognised in profit or loss as incurred. Exploration and research expenditure is expensed in the year in which it is incurred. These expenses include: geological and geographical costs, labour, Mineral Resource and exploratory drilling costs.
Group financial statements

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1
Accounting policies (continued)
1.3 Summary of significant accounting policies (continued)
Inventories
Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Cost is determined on the following bases:
•
metals in process is valued at the average total production cost at the relevant stage of production;
•
gold doré/bullion is valued on an average total production cost method;
•
ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are classified as a non-current asset where the stockpile exceeds current processing capacity;
•
by-products, which include uranium oxide and sulphuric acid, are valued on an average total production cost method.
By-products are classified as a non-current asset where the by-products on hand exceed current processing capacity;
•
mine operating supplies are valued at average cost; and
•
heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which gold is expected to be recovered in a period longer than 12 months is classified as a non-current asset.
A portion of the related depreciation, depletion and amortisation charge is included in the cost of inventory.
Provisions
Provisions are recognised when the group has a present obligation, whether legal or constructive, because of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognised only when the reimbursement is virtually certain. The amount to be reimbursed is recognised as a separate asset. Where the group has a joint and several liability with one or more other parties, no provision is recognised to the extent that those other parties are expected to settle part or all of the obligation.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the obligation at the reporting date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.
Litigation and administrative proceedings are evaluated on a case-by-case basis considering the information available, including that of legal counsel, to assess potential outcomes. Where it is considered probable that an obligation will result in an outflow of resources, a provision is recorded for the present value of the expected cash outflows if these are reasonably measurable.
These provisions cover the estimated payments to plaintiffs, court fees and the cost of potential settlements.
AngloGold Ashanti Limited does not recognise a contingent liability on its statement of financial position except in a business combination where the contingent liability represents a present obligation. A contingent liability is disclosed when the possibility of an outflow of resources embodying economic benefits is not remote.
Borrowed commodities
When commodities are borrowed to meet contractual commitments, the fair value at inception is charged to the income statement as cost of sales, and it is reflected as a liability on the statement of financial position. The liability is subsequently measured at fair value with changes in fair value recorded through the income statement until settlement occurs.
Employee benefits
Pension obligations
Group companies operate various pension schemes. The schemes are funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The group has both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
1
Accounting policies (continued)
1.3 Summary of significant accounting policies (continued)
Employee benefits (continued)
Pension obligations (continued)
A defined contribution plan is a pension scheme under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in current and prior periods. The contributions are recognised as employee benefit expenses when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future contribution payments is available.
The asset/liability recognised in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets, together with adjustments for past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The value of any defined benefit asset recognised is restricted to the sum of any past service cost and actuarial gains and losses not yet recognised and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are immediately recorded in other comprehensive income.
Other post-employment benefit obligations
Some group companies provide post-retirement health care benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology on the same basis as that used for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recorded in other comprehensive income immediately. These obligations are valued annually by independent qualified actuaries.
Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after reporting date are discounted to present value.
Profit-sharing and bonus plans
The group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the group’s shareholders after certain adjustments. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
Share-based payments
The group’s management awards certain employees bonuses in the form of equity-settled share-based payments on a discretionary basis.
The fair value of the equity instruments granted is calculated at measurement date, for transactions with employees this is at grant date. For transactions with employees, fair value is based on market prices of the equity instruments granted, if available, taking into account the terms and conditions upon which those equity instruments were granted. If market prices of the equity instruments granted are not available, the fair value of the equity instruments granted is estimated using an appropriate valuation model. Vesting conditions, other than market conditions, are not taken into account when estimating the fair value of shares or share options at measurement date.
Group financial statements

P

1
Accounting policies (continued)
1.3 Summary of significant accounting policies (continued)
Employee benefits (continued)
Share-based payments (continued)
Over the vesting period, the fair value at measurement date is recognised as an employee benefit expense with a corresponding increase in other capital reserves based on the group’s estimate of the number of instruments that will eventually vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.
When options are exercised or share awards vest, the proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium.
Where the terms of an equity-settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of the modification.
In the company financial statements, share-based payment arrangements with employees of other group entities are recognised by charging that entity its share of the expense and a corresponding increase in other capital reserves.
Environmental expenditure
The group has long-term remediation obligations comprising decommissioning and restoration liabilities relating to its past operations which are based on the group’s environmental management plans, in compliance with current environmental and regulatory requirements. Provisions for non-recurring remediation costs are made when there is a present obligation, it is probable that expenditure on remediation work will be required and the cost can be estimated within a reasonable range of possible outcomes. The costs are based on currently available facts, technology expected to be available at the time of the clean up, laws and regulations presently or virtually certain to be enacted and prior experience in remediation of contaminated sites.
Contributions for the South African operations are made to Environmental Rehabilitation Trust Funds, created in accordance with local statutory requirements where applicable, to fund the estimated cost of rehabilitation during and at the end of the life of a mine. The amounts contributed to the trust funds are accounted for as non-current assets in the company. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income. For group purposes the trusts are consolidated.
Decommissioning costs
The provision for decommissioning represents the cost that will arise from rectifying damage caused before production commenced. Accordingly a provision is recognised and a decommissioning asset is recognised and included within mine infrastructure.
Decommissioning costs are provided at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices. The unwinding of the decommissioning obligation is included in the income statement.
Estimated future costs of decommissioning obligations are reviewed regularly and adjusted as appropriate for new circumstances or changes in law or technology. Changes in estimates are capitalised or reversed against the relevant asset.
Estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Gains or losses from the expected disposal of assets are not taken into account when determining the provision.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
1
Accounting policies (continued)
1.3 Summary of significant accounting policies (continued)
Restoration costs
The provision for restoration represents the cost of restoring site damage after the start of production. Increases in the provision are charged to the income statement as a cost of production.
Restoration costs are estimated at the present value of the expenditures expected to settle the obligation, using estimated cash flows based on current prices and adjusted for risks specific to the liability. The estimates are discounted at a pre-tax rate that reflects current market assessments of the time value of money.
Revenue recognition
Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that economic benefits will flow to the group and revenue can be reliably measured. The following criteria must also be present:
•
the sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer;
•
dividends and royalties are recognised when the right to receive payment is established;
•
interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the group; and
•
where a by-product is not regarded as significant, revenue is credited against cost of sales, when the significant risks and rewards of ownership of the products are transferred to the buyer.
Taxation
Deferred taxation is provided on all qualifying temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.
Deferred tax assets are only recognised to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future and future taxable profit will be available against which the temporary difference can be utilised.
The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient future taxable profit will be available to allow all or part of the deferred tax asset to be utilised.
Deferred tax assets and liabilities are measured at future anticipated tax rates, which have been enacted or substantively enacted at the reporting date.
Current and deferred tax is recognised as income or expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different period in other comprehensive income or directly in equity, or a business combination that is an acquisition.
Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date.
Special items
Items of income and expense that are material and require separate disclosure, in accordance with IAS 1.97, are classified as special items on the face of the income statement. Special items that relate to the underlying performance of the business are classified as operating special items and include impairment charges and reversals. Special items that do not relate to underlying business performance are classified as non-operating special items and are presented below operating profit (loss)
on the income statement.
Group financial statements

P

1
Accounting policies (continued)
1.3 Summary of significant accounting policies (continued)
Dividend distribution
Dividend distribution to the group’s shareholders is recognised as a liability in the group’s financial statements in the period in which the dividends are declared by the board of directors of AngloGold Ashanti Limited.
Financial instruments
Financial instruments are initially measured at fair value when the group becomes a party to their contractual arrangements.
Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit or loss. The subsequent measurement of financial instruments is dealt with below.
A financial asset is derecognised when the right to receive cash flows from the asset has expired or the group has transferred its rights to receive cash and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires.
On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in profit or loss.
On derecognition of a financial liability, the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in profit or loss.
Regular way purchases and sales of all financial assets and liabilities are accounted for at settlement date.
Derivatives and hedge accounting
The group enters into derivatives to ensure a degree of price certainty and to guarantee a minimum revenue on a portion of future planned gold production. In addition, the group enters into derivatives to manage interest rate and currency risk.
The method of recognising fair value gains and losses depends on whether derivatives are classified as held for trading or are designated as hedging instruments, and if the latter, the nature of the risks being hedged. The group designates derivatives as either, hedges of the variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecast transaction (cash flow hedges), or hedges of the fair value of recognised asset or liability or a firm commitment
(fair value hedges).
For cash flow hedges, the effective portions of fair value gains or losses are recognised in other comprehensive income until the hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting or when the hedge transactions affect earnings. Any cumulative gain or loss existing in equity at that time remains in equity until the forecast transaction is recognised in the income statement. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or liability, the associated cumulative gains and losses that were recognised directly in other comprehensive income are reclassified into earnings in the same periods during which the asset acquired or the liability assumed affects earnings for the period.
When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement. The ineffective portion of fair value gains and losses is reported in earnings in the period to which they relate. For fair value hedges, the gain or loss from changes in fair value of the hedged item is reported in earnings, together with the offsetting gains and losses from changes in fair value of the hedging instrument.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
1
Accounting policies (continued)
1.3 Summary of significant accounting policies (continued)
Financial instruments (continued)
Derivatives and hedge accounting (continued)
All other derivatives are classified as held for trading and are subsequently measured at their estimated fair value, with the changes in estimated fair value in the statement of financial position as either a derivative asset or derivative liability, including translation differences, at each reporting date being reported in earnings in the period to which it relates. Fair value gains and losses on these derivatives are included in gross profit in the income statement.
Commodity based (normal purchase or normal sale) derivative contracts that meet the requirements of IAS 39 are recognised in earnings when they are settled by physical delivery.
Hedge accounting is applied to derivatives designated as hedging instruments in a cash flow hedge provided certain criteria in
IAS 39 are met. At the inception of a hedging relationship, the relationship between the hedging instruments and the hedged items, its risk management objective and its strategy for undertaking the hedge, is documented. A documented assessment, both at hedge inception and on an ongoing basis, of whether or not the hedging instruments, primarily derivatives, that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the cash flows of the hedged items, is also prepared.
Hedge ineffectiveness is recognised in the income statement in “Loss on non-hedge derivatives and other commodity contracts”.
The estimated fair values of derivatives are determined at discrete points in time based on the relevant market information.
These estimates are calculated with reference to the market rates using industry standard valuation techniques.
Unearned premiums
Call option premiums received are recorded as trade and other payables until the option matures at which time the premiums are recorded in revenue. This only applies to normal sale exempt designated deliverable call options.
Other investments
Listed equity investments and unlisted equity investments, other than investments in subsidiaries, joint ventures, and associates, are classified as available-for-sale financial assets and subsequently measured at fair value. Listed investments’ fair values are calculated by reference to the quoted selling price at the close of business on the reporting date. Fair values for unlisted equity investments are estimated using methods reflecting the economic circumstances of the investee. Equity investments for which fair value cannot be measured reliably are recognised at cost less impairment. Changes in fair value are recognised in other comprehensive income in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is evidence that the asset is impaired.
Investments which management has the intention and ability to hold to maturity are classified as held-to-maturity financial assets and are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that held-
to-maturity financial assets are impaired, the carrying amount of the assets are reduced and the loss recognised in the income statement.
Investments in subsidiaries, joint ventures, associates and the rehabilitation trusts are carried at cost less any accumulated impairments in the company’s separate financial statements.
Other non-current assets
•
Loans and receivables are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that loans and receivables are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.
•
Post-retirement assets are measured according to the employee benefits policy.
Group financial statements

P

1
Accounting policies (continued)
1.3 Summary of significant accounting policies (continued)
Financial instruments (continued)
Trade and other receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the group will not be able to collect all amounts due according to the original terms of the receivables. Objective evidence includes failure by the counterparty to perform in terms of contractual arrangements and agreed terms. The amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Impairments relate to specific accounts whereby the carrying amount is directly reduced. The impairment is recognised in the income statement.
Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. They are measured at amortised cost which is deemed to be fair value as they have a short-term maturity.
Cash restricted for use
Cash which is subject to legal or contractual restrictions on use is classified separately as cash restricted for use.
Financial liabilities
Financial liabilities, other than derivatives and liabilities classified as at fair value through profit or loss, are subsequently measured at amortised cost, using the effective interest rate method.
Financial liabilities designated on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss, and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise. Fair value of a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued.
Financial guarantee contracts are accounted for as financial instruments and measured initially at estimated fair value. They are subsequently measured at the higher of the amount determined in accordance with IAS 37 “Provisions, contingent liabilities and contingent assets”, and the amount initially recognised less (when appropriate) cumulative amortisation recognised in accordance with IAS 18 “Revenue”.
Convertible bonds
Convertible bonds (except equity components) are accounted for entirely as liabilities. Option components are treated as derivative liabilities and carried at fair value, with changes in fair value recorded in the income statement as a separate instrument where the host bond is carried at amortised cost and included within the carrying value where the host contract is carried at fair value. The bond component is carried at amortised cost using the effective interest rate. Where the fair value option is elected, the bonds are carried at fair value with changes in fair value recorded in the income statement.
Treasury shares
Own equity instruments which are reacquired or held by subsidiary companies (treasury shares) are deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the group’s own equity instruments.
Accounting for BEE transactions
Where equity instruments are issued to a BEE party at less than fair value, these are accounted for as share-based payments.
Any difference between the fair value of the equity instrument issued and the consideration received is accounted for as an expense in the income statement.
A restriction on the BEE party to transfer the equity instrument subsequent to its vesting is not treated as a vesting condition, but is factored into the fair value determination of the instrument.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
2
Segmental information
AngloGold Ashanti Limited’s operating segments are being reported based on the financial information provided to the chief executive officer and the executive management team, collectively identified as the chief operating decision maker (CODM). As a result of changes in management structure and reporting from 1 January 2010, the CODM has changed its reportable segments. Individual members of the executive management team are responsible for geographic regions of the business.
Comparative information has been presented on a consistent basis. Navachab which was previously included in Southern
Africa now forms part of Continental Africa and North and South America has been combined into Americas. Southern Africa has been renamed to South Africa. The Johannesburg corporate office was previously included in Southern Africa and now forms part of “Other”. Where applicable, the corresponding items of segment information for prior periods presented have been restated to reflect this.
Group analysis by origin is as follows:
Figures in million
Net operating assets
Total assets
Capital expenditure
US Dollars
2010
2009
2010
2009
2010
2009
South Africa
(1)
2,122
1,839
2,469
2,295
424
385
Continental Africa
(2) (3)
3,345
3,234
3,966
3,954
234
198
Australasia
(4)
281
342
555
604
40
177
Americas
(4)
1,653
1,474
2,109
1,970
311
258
Other, including non-gold
producing subsidiaries
(1)
63
60
515
1,041
6
9
7,464
6,949
9,614
9,864
1,015
1,027
Equity accounted investments
included above
(581)
(567)
(82)
(77)
(42)
(8)
6,883
6,382
9,532
9,787
973
1,019
SA Rands
South Africa
(1)
13,942
13,670
16,226
17,061
3,096
3,228
Continental Africa
(2) (3)
21,978
24,045
26,060
29,401
1,708
1,654
Australasia
(4)
1,848
2,542
3,644
4,494
290
1,599
Americas
(4)
10,860
10,958
13,855
14,642
2,270
2,157
Other, including non-gold
producing subsidiaries
(1)
411
449
3,384
7,739
49
88
49,039
51,664
63,169
73,337
7,413
8,726
Equity accounted investments
included above
(3,818)
(4,214)
(540)
(567)
(305)
(70)
45,221
47,450
62,629
72,770
7,108
8,656
Material non-current assets by foreign countries have not been disclosed as it is impracticable.
(1)
Assets held for sale in respect of Tau Lekoa nil (2009: $71m, R529m) are included in the South Africa segment. Assets held for sale in respect of ISS International Limited of $15m, R100m (2009: nil), properties held for sale by Rand Refinery of $1m,
R10m (2009: $1m, R10m) and exploration interests held for sale in Amikan Holding Limited of nil (2009: $15m, R111m) are
included in the “Other” segment (note 24).
(2)
Includes equity accounted joint ventures.
(3)
Includes the acquisition during 2009 of an effective 45% interest in the Kibali gold project in the Democratic Republic of the
Congo (equity accounted investment).
(4)
Includes allocated goodwill of $154m, R1,018m (2009: $136m, R1,013m) for Australasia and $23m, R146m (2009: $23m,
R165m) for Americas (note 16).
Group financial statements

P

2
Segmental information (continued)
Gold production
(000oz)
(kg)
2010 2009 2010 2009
South Africa 1,785 1,797 55,528 55,908
Continental Africa 1,492 1,585 46,390 49,292
Australasia 396 401 12,313 12,477
Americas 842 816 26,187 25,372
4,515 4,599 140,418 143,049
Figures in million
Gold income
2010 2009 2010 2009
US Dollars SA Rands
Geographical analysis of gold income by origin is as follows:
South Africa
2,207 1,665 16,056 13,625
Continental Africa 1,868 1,435 13,604 11,723
Australasia 466 221 3,391 1,819
Americas 1,124 805 8,202 6,552
5,665 4,126 41,253 33,719
Equity accounted investments included above (331) (358) (2,420) (2,974)
(note 3) 5,334 3,768 38,833 30,745
Foreign countries included in the above and considered
material are:
Ghana
566 503 4,119 4,110
Brazil 599 437 4,361 3,560
Geographical analysis of gold income by destination is as follows:
South Africa
2,820 1,815 20,534 14,832
North America 609 719 4,438 5,878
Australia 273 84 1,988 690
Asia 647 373 4,708 3,047
Europe 511 447 3,721 3,652
United Kingdom 805 688 5,864 5,620
5,665 4,126 41,253 33,719
Equity accounted investments included above (331) (358) (2,420) (2,974)
(note 3) 5,334 3,768 38,833 30,745
Figures in million
Gross profit (loss)
2010 2009 2010 2009
US Dollars SA Rands
South Africa 429 (255) 3,180 (1,778)
Continental Africa 604 (116) 4,219 (976)
Australasia (206) (168) (1,452) (1,325)
Americas 357 89 2,664 735
Other 23 28 171 244
1,207 (422) 8,782 (3,100)
Equity accounted investments included above (125) (156) (918) (1,309)
1,082 (578) 7,864 (4,409)
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
2009
2010
Figures in million                                                                                          2010
2009
SA Rands
US Dollars
3
Revenue
Revenue consists of the following principal categories:
30,745
38,833
Gold income (note 2)
5,334
3,768
772
935
By-products (note 4)
129
94
–
56
Royalties received (note 6)
8
–
Interest received (note 32)
112
86
– loans and receivables
(1)
12
14
50
41
– available-for-sale and held-to-maturity investments
6
6
282
184
– cash and cash equivalents
25
34
31,961
40,135
5,514
3,916
(1)
Interest received from loans and receivables
comprises:
–
2
– related parties
–
–
112
84
– other loans
12
14
112
86
12
14
4
Cost of sales
18,844
20,084
Cash operating costs
(1)
2,756
2,277
–
(123)
Insurance reimbursement
(16)
–
(772)
(935)
By-products revenue (note 3)
(129)
(94)
18,072
19,026
2,611
2,183
699
1,030
Royalties
142
84
134
182
Other cash costs
25
16
18,905
20,238
Total cash costs
2,778
2,283
110
166
Retrenchment costs (note 10)
23
14
182
756
Rehabilitation and other non-cash costs
109
22
19,197
21,160
Production costs
2,910
2,319
4,615
5,022
Amortisation of tangible assets (notes 9, 15 and 32)
690
555
18
18
Amortisation of intangible assets (notes 16 and 32)
2
2
23,830
26,200
Total production costs
3,602
2,876
(610)
(367)
Inventory change
(52)
(63)
23,220
25,833
3,550
2,813
(1)
Cash operating costs comprises:
6,747
6,882
– salaries and wages
944
815
5,316
4,688
– stores and other consumables
642
638
3,019
3,459
– fuel, power and water
475
363
2,971
3,128
– contractors
429
358
791
1,927
– services and other charges
266
103
18,844
20,084
2,756
2,277
Group financial statements

P

2009
2010
Figures in million                                                                                         2010
2009
SA Rands US Dollars
5
Other operating expenses
44 28 Pension and medical defined benefit provisions 3 5
Claims filed by former employees in respect of loss of
employment, work-related accident injuries and
diseases, governmental fiscal claims and care and
31 121 maintenance of old tailings operations 17 3
5 – Miscellaneous – –
80 149 20 8
6
Special items
Net impairments (reversals) of tangible assets (notes 13,
(5,115) 634 15 and 24) 91 (683)
Mandatory convertible bonds issue discount, underwriting
– 396 and professional fees 56 –
Net loss (profit) on disposal and derecognition of land,
mineral rights, tangible assets and exploration properties
(420) 191 (note 13)
(1)
25 (49)
219 125 Indirect tax expenses and legal claims
(2)
17 29
66 67 Impairment of other receivables 9 7
– 16 Impairment of investment (notes 13 and 18)
(3)
2 –
– 8 Contractor termination costs at Geita Gold Mining Limited 1 –
– (314) Profit on disposal of investments (note 13)
(4)
(43) –
(54) (134) Insurance claim recovery (19) (7)
– (56) Royalties received (note 3) (8) –
95 (39) (Recovery) loss on consignment inventory (5) 12
(5,209) 894 126 (691)
(1)
The net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties includes amongst others the following:
•
on 1 August 2010, the sale of Tau Lekoa mine to Simmers & Jack Mines Limited was finalised, resulting in a loss on disposal of $7m, R41m;
•
on 26 June 2009, AngloGold Ashanti Limited concluded the sale of its indirect 33.3% joint venture interest in the Boddington
Gold Mine in Western Australia to Newmont Mining Corporation, resulting in a profit on disposal of $62m, R523m; and
•
loss on disposal and derecognition of land, mineral rights, tangible assets and exploration properties amounted to $18m,
R150m (2009: $13m, R102m).
(2)
Indirect tax expenses and legal claims include the following:
•
provision for non-recovery of VAT and fuel duties in Tanzania and Guinea amounting to $13m, R95m (2009: $25m, R183m);
and
•
net provision for non-recovery of other indirect tax and legal claims of $4m, R30m (2009: $4m, R36m).
(3)
Impairment of Corvus Gold Inc. shares of $2m, R16m (2009: nil).
(4)
The profit on disposal of investments includes the following:
•
on 9 November 2010, AngloGold Ashanti Limited disposed of its entire holding of 31,556,650 shares in Vancouver-based gold producer B2Gold Corp., resulting in a realised profit on disposal of $36m, R250m (2009: nil); and
•
profit on disposal of minor investments amounted to $7m, R64m (2009: nil).
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
2009
2010
Figures in million                                                                                            2010
2009
SA Rands
US Dollars
7
Finance costs and unwinding
of obligations
Finance costs
–
275
Finance costs on rated bonds
(1)
38
–
173
163
Finance costs on convertible bonds
(1)
22
22
471
135
Finance costs on bank loans and overdrafts
(1)
19
55
–
72
Finance costs on mandatory convertible bonds
(1)
10
–
260
146
Amortisation of fees
20
31
28
34
Finance lease charges
5
3
38
9
Other finance costs
1
5
970
834
115
116
(135)
–
Amounts capitalised (note 15)
–
(15)
835
834
Total finance costs
115
101
Unwinding of obligations, accretion of convertible
bonds and other discounts
59
62
Unwinding of decommissioning obligation (note 27)
9
7
60
65
Unwinding of restoration obligation (note 27)
9
7
1
–
Unwinding of other provisions (note 27)
–
–
44
45
Discounting of other long-term receivables
6
6
147
197
Accretion of convertible bonds discount
27
18
Total unwinding of obligations, accretion of convertible
311
369
bonds and other discounts
51
38
Total finance costs, unwinding of obligations, accretion
1,146
1,203
of convertible bonds and other discounts (note 32)
166
139
The disclosure in this note has been enhanced and
comparatives restated in line with requirements of the
credit rating agencies and other users of these financial
statements.
(1)
Finance costs have been determined using the
effective interest rate method.
Group financial statements

P

2009
2010
Figures in million                                                                                           2010
2009
SA Rands US Dollars
8
Share of equity accounted
investments’ profit
3,095 2,507 Revenue 343 372
(1,887) (1,637) Operating expenses (225) (229)
1,208 870 Gross profit 118 143
(12) 7 Special items (note 13)
(1)
1 (1)
– 8 Interest received 1 –
(7) (9) Finance costs (1) (1)
1,189 876 Profit before taxation 119 141
(403) (378) Taxation (51) (47)
786 498 Profit after taxation 68 94
(76) (157) Impairment (note 13)
(2)
(24) (10)
75 126 Reversal of impairment (note 13)
(3)
19 10
785 467 (note 32) 63 94
(1)
During 2010, special items included the write down
of loans of $1m, R7m. During 2009, special items
included a profit on disposal of assets of $0.2m, R2m
and impairments of assets of $0.2m, R1m.
(2)
In 2010, the Margaret Water Company and the AGA-
Polymetal Strategic Alliance investments were
impaired. In 2009, Amikan Holding Limited, AS APK
Limited and Margaret Water Company investments
were impaired. Impairments of $24m, R157m
(2009: $10m, R76m) were recorded.
(3)
The Trans-Siberian Gold plc impairment of $19m,
R126m (2009: $10m, R75m) was reversed due to
the increase in the listed share price.
9
Profit (loss) before taxation
Profit (loss) before taxation is arrived at after taking
account of:
Auditors’ remuneration
61 61 – audit fees 8 7
(3) (1) – over provision prior year – –
8 11 – other assurance services 2 1
66 71 10 8
Amortisation of tangible assets
4,589 4,977 – owned assets 684 552
26 45 – leased assets 6 3
4,615 5,022 (notes 4, 15 and 32) 690 555
91 117 Community investment 16 11
280 170 Operating lease charges 23 33
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
2009
2010
Figures in million                                                                                          2010
2009
SA Rands
US Dollars
10   Employee benefits
Employee benefits including executive directors’ salaries
7,871
8,201
and other benefits
1,123
937
Health care and medical scheme costs
492
580
– current medical expenses
79
59
79
103
– defined benefit post-retirement medical expenses
14
10
Pension and provident plan costs
447
471
– defined contribution
64
53
25
20
– defined benefit pension plan
3
3
110
166
Retrenchment costs (note 4)
23
14
337
434
Share-based payment expense (note 11)
59
41
Included in cost of sales, other operating expenses,
special items and corporate administration, marketing
9,361
9,975
and other expenses
1,365
1,117
Actuarial defined benefit plan expense analysis
Defined benefit post-retirement medical
4
6
– current service cost
1
1
77
100
– interest cost
13
9
(2)
(3)
– expected return on plan assets
–
–
79
103
14
10
Defined benefit pension plan
51
50
– current service cost
7
6
141
182
– interest cost
25
17
(167)
(212)
– expected return on plan assets
(29)
(20)
25
20
3
3
Actual return on plan assets
265
298
– defined benefit pension and medical plans
42
32
Refer to the Remuneration report for details of directors’
emoluments.
Group financial statements

P

2009
2010
Figures in million                                                                                            2010
2009
SA Rands
US Dollars
11 Share-based payments
Share incentive schemes
No new share incentive schemes were approved by the
shareholders of AngloGold Ashanti Limited during the
current financial year. New awards were made under the
existing BSP and LTIP plans. ESOP awards that were
surrendered by participants during the year were
allocated to employees who did not receive their full
allocation in 2008. On 28 April 2009, a cash-settled
share incentive scheme was implemented in Ghana
(Ghana ESOP). The total cost relating to share incentive
schemes was $59m, R434m (2009: $41m, R337m) and
is made up as follows:
49
48
Employee Share Ownership Plan (ESOP) – Free shares
6
6
Employee Share Ownership Plan (ESOP) – E ordinary
48
42
shares to employees
6
6
Ghana Employee Ownership Plan (Ghana ESOP)
16
11
– Share appreciation rights
2
2
174
221
Bonus Share Plan (BSP)
30
21
53
116
Long-Term Incentive Plan (LTIP)
16
6
340
438
Total employee compensation cost
60
41
Employee compensation cost related to equity
(3)
(4)
accounted joint ventures
(1)
–
Total employee compensation cost excluding equity
337
434
accounted joint ventures (note 10)
59
41
Included in:
236
276
–  cost of sales
37
29
–  corporate administration, marketing and other
101
158
expenses
22
12
337
434
59
41
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
11  Share-based payments (continued)
Equity-settled share incentive schemes
Employee Share Ownership Plan (ESOP)
On 12 December 2006, AngloGold Ashanti Limited announced the finalisation of the Bokamoso Employee Share Ownership
Plan (Bokamoso ESOP) with the National Union of Mineworkers, Solidarity and United Association of South Africa. The
Bokamoso ESOP creates an opportunity for AngloGold Ashanti Limited and the unions to ensure a closer alignment of the interest between South African-based employees and the company, and the seeking of shared growth solutions to build partnerships in areas of shared interest. Participation is restricted to those employees not eligible for participation in any other
South African Share Incentive Plan.
The company also undertook an empowerment transaction with a black economic empowerment investment vehicle, Izingwe in 2006.
In order to facilitate this transaction the company established a trust to acquire and administer the ESOP shares. AngloGold
Ashanti Limited allotted and issued free ordinary shares to the trust and also created, allotted and issued E ordinary shares to the trust for the benefit of employees. The company also created, allotted and issued E ordinary shares to Izingwe. The key terms of the E ordinary shares are:
•
AngloGold Ashanti Limited will have the right to cancel the E ordinary shares, or a portion of them, in accordance with the
ESOP and Izingwe cancellation formulae, respectively;
•
the E ordinary shares will not be listed;
•
the E ordinary shares which are not cancelled will be converted into ordinary shares; and
•
the E ordinary shares will each be entitled to receive a dividend equal to one-half of the dividend per ordinary share declared by the company from time to time and a further one-half is included in the strike price calculation.
The award of free ordinary shares to employees
The fair value of each free share awarded on 1 November each year was as follows:
Award date
2006
2007
2008
Calculated fair value
R320.00
R305.99
R188.48
The fair value is equal to the market value at the date-of-grant. Dividends declared and paid to the trust will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. An equal number of shares vests from 2009 and each subsequent year up to the expiry date of 1 November 2013.
Accordingly, for the awards issued, the following information is available:
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
shares
price
2009
2010
855,649
–
Awards outstanding at beginning of year
665,862
–
24,741
–
Awards reallocated during the year
21,004
–
(24,741)
–
Awards lapsed during the year
(21,004)
–
(189,787)
–
Awards exercised during the year
(230,921)
–
665,862
–
Awards outstanding at end of year
434,941
–
–
–
Awards exercisable at end of year
–
–
Group financial statements

P

11   Share-based payments (continued)
Equity-settled share incentive schemes (continued)
The award of free ordinary shares to employees (continued)
Up to 31 December 2010, the rights to a total of 21,004 (2009: 24,741) shares were surrendered by the participants. A total of 104,741 (2009: 56,443) shares were allotted to deceased, retired or retrenched employees. The income statement charge for the year was $6m, R48m (2009: $6m, R49m).
The award of E ordinary shares to employees
The average fair value per share of the E ordinary shares awarded to employees on 1 November each year was as follows:
Award date
2006
2007
2008
Calculated fair value
R105.00
R79.00
R13.40
Dividends declared in respect of the E ordinary shares will firstly be allocated to cover administration expenses of the trust, whereafter they will accrue and be paid to ESOP members, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the original 2006 award, the company will cancel the relevant number of E ordinary shares as stipulated by a cancellation formula.
Any E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of employees. All unexercised awards will be cancelled on 1 May 2014.
Accordingly, for the E ordinary shares issued, the following information is available:
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
shares
price
2009
2010
2,566,941
327.15
Awards outstanding at beginning of year
2,394,998
346.82
75,449
341.69
Awards reallocated during the year
69,146
361.16
(75,449)
334.81
Awards lapsed during the year
(69,146)
354.07
(138,059)
336.55
Awards cancelled during the year
(708,872)
354.35
(33,884)
333.39
Awards converted during the year
–
–
2,394,998
346.82
Awards outstanding at end of year
1,686,126
366.30
The weighted average exercise price is calculated as the initial grant price of R288.00 plus an interest factor less dividend apportionment. This value will change on a monthly basis, to take account of employees leaving the company and those shares being reissued to new employees. The income statement charge for the year was $6m, R42m (2009: $6m, R48m).
Up to 31 December 2010, the rights to a total of 69,146 (2009: 75,449) shares were surrendered by participants. No E ordinary shares were converted into ordinary shares during the year. In 2009, a total of 33,884 E ordinary shares were converted into
1,181 ordinary shares and allotted to deceased, retired or retrenched employees. A total of 708,872 (2009: 138,059) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
11  Share-based payments (continued)
Equity-settled share incentive schemes (continued)
The award of E ordinary shares to Izingwe
The average fair value of the E ordinary shares granted to Izingwe on 13 December 2006 was R90.00 per share. Dividends declared in respect of the E ordinary shares will accrue and be paid to Izingwe, pro rata to the number of shares allocated to them. At each anniversary over a five year period commencing on the third anniversary of the award, Izingwe has a six month period to instruct the company to cancel the relevant number of E ordinary shares as stipulated by a cancellation formula. Any
E ordinary shares remaining in that tranche will be converted to ordinary shares for the benefit of Izingwe. If no instruction is received at the end of the six month period, the cancellation formula will be applied automatically.
Accordingly, for the awards issued, the following information is available:
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
shares
price
2009
2010
1,400,000
327.15
E ordinary shares outstanding at beginning of year
1,400,000
346.82
–
–
E ordinary shares granted during the year
–
–
–
–
E ordinary shares cancelled during the year
(280,000)
353.04
–
–
E ordinary shares converted during the year
–
–
1,400,000
346.82
E ordinary shares outstanding at end of year
1,120,000
366.30
The weighted average exercise price is calculated as the initial grant price of R288.00 per share plus an interest factor less dividend apportionment. There was no income statement charge for the year as the full amount was expensed in 2006
(2006: $19m, R131m). A total of 280,000 (2009: nil) shares were cancelled as the result of the exercise price exceeding the share price on conversion date.
The fair value of each share granted for the ESOP and Izingwe schemes was estimated on the date of grant using the Black-
Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. Expected volatility is based on the historical volatility of
AngloGold Ashanti Limited’s shares. These estimates involve inherent uncertainties and the application of management judgment. In addition, the company is required to estimate the expected forfeiture rate and only recognise expenses for those options expected to vest. As a result, if other assumptions had been used, the recorded share-based compensation expense could have been different from that reported.
The Black-Scholes option-pricing model used the following assumptions, at grant date:
2006
2007
2008
Risk-free interest rate
7.00%
7.00%
7.00%
Dividend yield
2.30%
2.06%
1.39%
Volatility factor of market share price
36.00%
33.00%
35.00%
Group financial statements

P

11   Share-based payments (continued)
Equity-settled share incentive schemes (continued)
Bonus Share Plan (BSP)
The BSP is intended to provide effective incentives to eligible employees. An eligible employee is one who devotes substantially the whole of his working time to the business of AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the control of AngloGold Ashanti Limited, unless the board of directors (the board) excludes such a company.
An award in terms of the BSP may be made at any date at the discretion of the board, the only vesting condition being three years’ service for awards granted prior to 2008. For all BSP awards granted from 2008, 40% will vest after one year and the remaining 60% will vest after two years. An additional 20% of the original award will be granted to employees if the full award remains unexercised after three years.
The board is required to determine a BSP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited’s shares on the JSE on the last business day prior to the date of grant. AngloGold Ashanti
Limited’s Remuneration Committee has at its discretion, the right to pay dividends, or dividend equivalents, to the participants of the BSP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense. The fair value is equal to the award value determined by the board.
Accordingly, for the awards issued, the following information is available:
Award date (unvested awards and awards vested during the year)
2007
2008
2009
2010
Calculated fair value
R322.00
R267.05
R293.99
R280.90
Vesting date (100%)
1 Jan 2010
–
–
–
Vesting date (40%)
–
1 Jan 2009
18 Feb 2010
24 Feb 2011
Vesting date (60%)
–
1 Jan 2010
18 Feb 2011
24 Feb 2012
Vesting date (conditional 20%)
–
1 Jan 2011
18 Feb 2012
24 Feb 2013
Expiry date
31 Dec 2016
31 Dec 2017
17 Feb 2019
23 Feb 2020
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
shares
price
2009
2010
945,027
–
Awards outstanding at beginning of year
1,295,708                    –
666,541
–
Awards granted during the year
811,638                    –
(68,988)
–
Awards lapsed during the year
(86,526)                   –
(246,872)
–
Awards exercised during the year
(468,327)                   –
1,295,708
–
Awards outstanding at end of year
1,552,493                     –
242,610
–
Awards exercisable at end of year
450,999                     –
Up to 31 December 2010, the rights to a total of 86,526 (2009: 68,988) shares were surrendered by the participants. A total of 43,394 (2009: 57,420) shares were allotted to deceased, retired or retrenched employees.
The income statement charge for the year was $30m, R221m (2009: $21m, R174m).
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
11 Share-based payments (continued)
Equity-settled share incentive schemes (continued)
Long-Term Incentive Plan (LTIP)
The LTIP is an equity-settled share-based payment arrangement, intended to provide effective incentives for executives to earn shares in the company based on the achievement of stretched company performance conditions. Participation in the LTIP will be offered to executive directors, executive officers/management and selected members of senior management of participating companies. Participating companies include AngloGold Ashanti Limited, any subsidiary of AngloGold Ashanti Limited or a company under the control of AngloGold Ashanti Limited, unless the board excludes such a company.
An award in terms of the LTIP may be granted at any date during the year that the board of AngloGold Ashanti Limited determine and may even occur more than once a year. The board is required to determine an LTIP award value and this will be converted to a share amount based on the closing price of AngloGold Ashanti Limited’s shares on the JSE on the last business day prior to the date of grant. AngloGold Ashanti Limited’s Remuneration Committee has at its discretion the right to pay dividends, or dividend equivalents to the participants of the LTIP. Having no history of any discretionary dividend payments, the fair value includes dividends and was used to determine the income statement expense. The fair value is equal to the award value as determined by the board.
The main performance conditions in terms of the LTIP issued in 2007 and 2006 are:
•
up to 40% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
•
up to 30% of an award will be determined by adjusted earnings per share compared to planned adjusted earnings per share over the performance period;
•
up to 30% of an award will be dependent on the achievement of strategic performance measures which will be set by the
Remuneration Committee; and
•
three-years’ service is required.
The main performance conditions in terms of the LTIP issued in 2010, 2009 and 2008 are:
•
up to 30% of an award will be determined by the performance of total shareholder returns (TSR) compared with that of a group of comparative gold-producing companies;
•
up to 30% of an award will be determined by real growth (above US inflation) in adjusted earnings per share over the performance period;
•
up to 40% of an award will be dependent on the achievement of strategic performance measures which will be set by the
Remuneration Committee; and
•
three-years’ service is required.
Accordingly, for the awards made, the following information is available:
Award date (unvested awards and awards vested during the year)
2007
2008
2009
2010
Calculated fair value
R322.00
R267.05
R293.99
R280.90
Vesting date
1 Jan 2010
1 Jan 2011
18 Feb 2012
24 Feb 2013
Expiry date
31 Dec 2016
31 Dec 2017
17 Feb 2019
23 Feb 2020
Group financial statements

P

11   Share-based payments (continued)
Equity-settled share incentive schemes (continued)
Long-Term Incentive Plan (LTIP) (continued)
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
shares
price
2009
2010
990,445
–
Awards outstanding at beginning of year
1,263,749
–
534,574
–
Awards granted during the year
632,142
–
(190,085)
–
Awards lapsed during the year
(211,279)
–
(71,185)
–
Awards exercised during the year
(84,922)
–
1,263,749
–
Awards outstanding at end of year
1,599,690
–
72,257
–
Awards exercisable at end of year
85,457
–
The income statement charge for the year was $16m, R116m (2009: $6m, R53m).
Performance-related share-based remuneration scheme – 1 May 2003
The options, if vested, may be exercised at the end of a three-year period commencing 1 May 2003. The share options were granted at an exercise price of R221.90. The performance condition applicable to these options was that the US dollar EPS must increase by at least 6% in real terms, after inflation, over the next three years, in order to vest. As none of the performance criteria were met, in the initial three years, the grantor decided to roll the scheme forward on a ‘roll over reset’ basis, in February
2006, to be reviewed annually. The performance criteria of these options was achieved during 2006. The remaining weighted average contractual life of the options granted is 2.33 years. An employee would only be able to exercise his options after the date upon which he receives written notification from the directors that the previously specified performance criteria have been fulfilled.
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
shares
price
2009
2010
383,791
216.48
Options outstanding at beginning of year
178,471              216.87
(6,232)
216.38
Options lapsed during the year
–                    –
(199,088)
216.12
Options exercised during the year
(65,511)
215.81
–
–
Options expired during the year
–                    –
178,471
216.87
Options outstanding at end of year
112,960              217.49
178,471
216.87
Options exercisable at end of year
112,960              217.49
There was no income statement charge for the year, as the total compensation cost was expensed up to the date of vesting in 2006 (2006: $10m, R69m).
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
11   Share-based payments (continued)
Equity-settled share incentive schemes (continued)
Performance-related share-based remuneration scheme – 1 November 2004
The options, if vested, may be exercised at the end of a three-year period commencing 1 November 2004. The share options were granted at an exercise price of R228.00. The performance condition applicable to these options was that US dollar EPS must increase from the 2004 year by at least 6% in real terms, i.e. after inflation, over the following three years in order to vest.
The performance criteria was met during 2006. The remaining weighted average contractual life of options granted is
3.83 years. An employee would only be able to exercise his options after the date upon which he has received written notification from the directors that the previously specified performance criteria have been fulfilled.
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
shares
price
2009
2010
548,706
221.33
Options outstanding at beginning of year
242,807
221.25
(7,780)
222.41
Options lapsed during the year
–
–
(298,119)
221.36
Options exercised during the year
(92,037)
220.82
–
–
Options expired during the year
–
–
242,807
221.25
Options outstanding at end of year
150,770
221.51
242,807
221.25
Options exercisable at end of year
150,770
221.51
There was no income statement charge for the year as the total compensation cost was expensed up to the date of vesting in 2007 (2007: $3m, R23m).
There are currently two equity-settled share incentive schemes that fall outside the transitional provisions of IFRS 2, as the options were granted prior to 7 November 2002. The details of these schemes are as follows:
Performance-related share-based remuneration scheme – 1 May 2002
The share options were granted at an exercise price of R299.50 per share. The performance condition applicable to these options was that US dollar EPS must increase by 7.5% for each of the three succeeding years. On 24 December 2002,
AngloGold Ashanti Limited underwent a share split on a 2:1 basis therefore the EPS target was reduced accordingly. As none of the performance criteria was met, in the initial three years, the grantor decided to roll the scheme forward on a ‘roll over reset’ basis, to be reviewed annually. The performance criteria of these options were achieved during 2006. The remaining weighted average contractual life of options granted is 1.33 years. An employee would only be able to exercise his options after the date upon which he receives written notification from the directors that the previously specified performance criteria have been fulfilled.
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
shares
price
2009
2010
457,336
279.64
Options outstanding at beginning of year
218,697
283.45
(10,226)
281.69
Options lapsed during the year
(4,492)
287.94
(228,413)
275.90
Options exercised during the year
(86,003)
279.13
–
–
Options expired during the year
–
–
218,697
283.45
Options outstanding at end of year
128,202
286.18
218,697
283.45
Options exercisable at end of year
128,202
286.18
Group financial statements

P

11  Share-based payments (continued)
Equity-settled share incentive schemes (continued)
Time-related share-based remuneration scheme – granted up to 30 April 2002
Except where the directors at their sole and absolute discretion decide otherwise, a grantee may not exercise his options until after the lapse of a period calculated from the date on which the option was granted. The remaining weighted average contractual life of options granted is 0.80 years. The period in which and the extent to which the options vest and may be exercised are as follows:
•
after two years – up to 20% of options granted;
•
after three years – up to 40% of options granted;
•
after four years – up to 60% of options granted; and
•
after five years – up to 100% of options granted.
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
shares
price
2009 2010
116,491 139.82 Options outstanding at beginning of year 28,252 146.28
– – Options lapsed during the year – –
(88,239) 137.75 Options exercised during the year (27,611) 145.17
– – Options expired during the year – –
28,252 146.28 Options outstanding at end of year 641 194.00
28,252 146.28 Options exercisable at end of year 641 194.00
No grants were made with respect to the time related scheme options and performance related options since 2005. The value of each option granted during 2002, 2003 and 2004 is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination behaviour. Expected volatility is based on the historical volatility of
AngloGold Ashanti Limited’s shares. These estimates involve inherent uncertainties and the application of management’s judgment. In addition, the company is required to estimate the expected forfeiture rate and only recognise an expense for those options expected to vest. As a result, if other assumptions had been used, the recorded share-based compensation expense could have been different from that reported.
The Black-Scholes option-pricing model used the following assumptions, at grant date:
2002
2003
2004
Risk-free interest rate 11.00% 11.00% 8.18%
Dividend yield 4.27% 4.27% 2.27%
Volatility factor of market share price 0.390 0.390 0.300
Weighted average expected life 7 years 7 years 7 years
Calculated fair value R100.20 R77.76 R94.65
Cash-settled share incentive scheme
Ghana Employee Share Ownership Plan (Ghana ESOP)
A memorandum of understanding was signed with the Ghanaian employees on 28 April 2009 to usher in the Ghana ESOP under defined rules.
In terms of the rules of the scheme, every eligible employee is entitled to 20 AngloGold Ashanti Limited share appreciation rights
(phantom shares), which will be paid out in four equal tranches, commencing in May 2009 and ending in May 2012.
The value of the rights are equal to the value of AngloGold Ashanti Limited American Depositary Receipts (ADRs) as listed on the New York Stock Exchange, converted into Ghanaian Cedis at the prevailing US dollar exchange rate.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
11 Share-based payments (continued)
Cash-settled share incentive scheme (continued)
Ghana Employee Share Ownership Plan (Ghana ESOP) (continued)
The share price on the day of issue as at 29 April 2009 was $32.15, whilst the share price used in the payment of the first tranche was $28.46 per share. The share price used in the payment of the second tranche was $39.50 per share.
The award of share appreciation rights to employees
Accordingly, for the rights issued, the following information is available:
Weighted
Weighted
Number
average
Number
average
of
exercise
of
exercise
shares
price
shares
price
2009
2010
–
–
Rights outstanding at beginning of year
75,115                      –
100,860
–
Rights granted during the year
–                     –
(455)
–
Rights lapsed during the year
(720) –
(25,290)
–
Rights exercised during the year
(25,270)
–
75,115
–
Rights outstanding at end of year
49,125
–
–
–
Rights exercisable at end of year
–
–
Up to 31 December 2010, a total of 720 (2009: 455) share appreciation rights were surrendered by the participants. The income statement charge for the year was $2m, R11m (2009: $2m, R16m). The liability recognised in the statement of financial position in respect of unexercised rights was $2m, R11m (2009: $1m, R9m).
2009
2010
Figures in million 2010
2009
SA Rands
US Dollars
12 Taxation
South African taxation
153
–
Mining tax
(1)
–
19
89
112
Non-mining tax
(2)
13
10
33
(628)
(Over) under provision prior year
(89)
4
Deferred taxation
535
(1,377)
Temporary differences
(3)
(195)
61
Unrealised non-hedge derivatives and other
(1,451)
2,353
commodity contracts
334
(181)
(156)
(39)
Change in estimated deferred tax rate
(4)
(6)
(21)
(797)
421
57
(108)
Foreign taxation
1,113
1,628
Normal taxation
(5)
226
138
(50)
(17)
Over provision prior year
(3)
(7)
Deferred taxation
1,220
(37)
Temporary differences
s(3)
(7)
164
Unrealised non-hedge derivatives and other
(314)
23
commodity contracts
3
(40)
1,969
1,597
219
255

1,172
2,018
276
147
Group financial statements

P

2009
2010
Figures in million                                                                                          2010
2009
SA Rands
US Dollars
12 Taxation (continued)
Tax reconciliation
A reconciliation of the effective tax rate charged in the
income statement to the prevailing estimated corporate
tax rate is set out in the following table:
%
%
%
%
(100)
66
Effective tax rate
68
(121)
Disallowable items
204
(12)
Derivative losses
(12)
236
–
(20)
Transaction and finance costs
(20)
–
(23)
5
Share of equity accounted investments’ profit (loss)
5
(27)
(3)
(7)
Other
(7)
(3)
5
–
Foreign income tax allowances and rate differentials
(11)
31
(39)
–
Exchange variation and translation adjustments
9
(68)
10
(18)
Current unrecognised tax assets
(19)
12
(13)
1
Change in estimated deferred tax rate
(4)
1
(17)
(1)
20
Prior year’s provision
21
(3)
(5)
–                       Other
–
(5)
35
35
Estimated corporate tax rate
(6)
35
35
(1)
There was no mining tax charge in the current year as it was primarily offset by losses from the accelerated non-hedge derivative buy-backs.
(2)
In South Africa, non-mining income is taxed at the higher non-mining tax rate of 35% (2009: 35%) as the company has elected to be exempt from STC. Companies that elected to be subject to STC are taxed at the lower company tax rate, that of 28%
(2009: 28%) for non-mining taxation purposes.
(3)
Included in temporary differences in South African taxation is a tax credit on the impairment and disposal of tangible assets of
$28m, R193m (2009: tax credit $8m, R61m). Included in temporary differences of foreign taxation is a tax charge on the impairment reversals and disposal of tangible assets of $5m, R37m (2009: tax charge of $190m, R1,421m) (note 13).
(4)
In South Africa the mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the group’s current estimate of future profitability when temporary differences will reverse.
Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year. The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to a credit of $6m, R39m
(2009: tax credit of $21m, R156m).
(5)
Included in normal foreign taxation is tax on the disposal of tangible assets of $nil, R4m (2009: $18m, R145m) (note 13).
(6)
Mining tax on mining income in South Africa is determined according to a formula based on profit and revenue from mining operations. The company has elected to be exempt from STC and is taxed at a higher rate of company tax for mining and non-
mining income tax purposes.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
2009
2010
Figures in million                                                                                           2010
2009
SA Rands
US Dollars
12 Taxation (continued)
All mining capital expenditure is deducted to the extent
that it does not result in an assessed loss and
depreciation is ignored when calculating the South
African mining income. Capital expenditure not
deducted from mining income is carried forward as
unredeemed capital to be deducted from future mining
income. South Africa operates under two tax paying
operations, Vaal River Operation and West Wits
Operation. Under ring-fencing legislation, each
operation is treated separately and deductions can only
be utilised against income generated by the relevant tax
operation.
The formula for determining the South African mining tax
rate is:
Y = 43 – 215/X (2009: Y = 43 – 215/X)
where Y is the percentage rate of tax payable and X is
the ratio of mining profit net of any redeemable capital
expenditure to mining revenue expressed as a
percentage.
Unrecognised tax losses
Unrecognised tax losses of the US operations which are
available for offset against future profits earned in
2,964
1,548
the US
236
399
Analysis of tax losses
Tax losses available to be used against future profits
943
–
– utilisation required within one year
–
127
36
32
– utilisation required between two and five years
5
5
1,985
1,516
– utilisation in excess of five years
231
267
2,964
1,548
236
399
Unrecognised tax losses utilised
1,741
1,416
Assessed losses utilised during the year
163
184
Group financial statements

P

2009
2010
2010
2009
SA cents
US cents
13   Earnings per ordinary share
Basic profit (loss) per ordinary share
The calculation of basic profit (loss) per ordinary share is based on profits attributable to equity shareholders of
$76m, R637m (2009: losses of $320m, R2,762m)
and 371,870,821 (2009: 361,228,295) shares being
the weighted average number of ordinary shares in
(765)
171
issue during the financial year.
20
(89)
Diluted profit (loss) per ordinary share
The calculation of diluted profit (loss) per ordinary share is based on profits attributable to equity shareholders of
$76m, R637m (2009: losses of $320m, R2,762m)
and 373,440,427 (2009: 361,228,295) shares being
the diluted number of ordinary shares. In 2009,
no adjustment was made since the effect is
(765)
171
anti-dilutive.
20
(89)
2010
2009
Number of shares
In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:
Ordinary shares
367,664,700
356,563,773
E ordinary shares
(1)
3,182,662
3,873,169
Fully vested options
(2)
1,023,459
791,353
Weighted average number of shares
371,870,821
361,228,295
Dilutive potential of share options
(3)
1,569,606
–
Diluted number of ordinary shares
373,440,427
361,228,295
(1)
As E ordinary shares participate in the profit available to ordinary shareholders, these shares were included in basic earnings per share.
(2)
Employee compensation awards, are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.
(3)
The calculation of diluted earnings per share in 2009 did not take into account the effect of 1,234,858 shares, issuable on share awards as the effect of this was anti-dilutive for this period.
The calculation of diluted earnings per share did not take into account the effect of 33,524,615 (2009: 15,384,615) shares, issuable upon the exercise of convertible bonds, as the effect of this was anti-dilutive for this period.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
2009
2010
Figures in million                                                                                          2010
2009
SA Rands
US Dollars
13 Earnings per ordinary share
(continued)
Headline earnings (loss)
The profit (loss) attributable to equity shareholders was
adjusted by the following to arrive at headline earnings
(loss):
(2,762)
637
Profit (loss) attributable to equity shareholders
76
(320)
Net impairments (reversals) of tangible assets (notes 6,
(5,115)
634
15 and 24)
91
(683)
Net loss (profit) on disposal and derecognition of land,
mineral rights, tangible assets and exploration properties
(420)
191
(note 6)
25
(49)
–
16
Impairment of investment (notes 6 and 18)
2
–
Impairment of investment in associates and joint
76
157
ventures (note 8)
24
10
(75)
(126)
Reversal of impairment in associates (note 8)
(19)
(10)
1
(7)
Special items of associates (note 8)
(1)
–
–
(314)
Profit on disposal of investments (note 6)
(43)
–
Taxation on items above
145
4
– current portion (note 12)
–
18
1,360
(230)
– deferred portion (note 12)
(33)
182
(6,790)
962
122
(852)
Cents per share
Headline earnings (loss) removes items of a capital
nature from the calculation of earnings per share,
calculated in accordance with Circular 3/2009 issued by
the South African Institute of Chartered Accountants
(SAICA).
The calculation of headline earnings (loss) per ordinary
share is based on headline earnings of $122m, R962m
(2009: losses of $852m, R6,790m) and 371,870,821
(2009: 361,228,295) shares being the weighted average
(1,880)
259
number of ordinary shares in issue during the year.
33
(236)
Group financial statements

P

2009
2010
Figures in million                                                                                           2010
2009
SA Rands
US Dollars
14   Dividends
Ordinary shares
No. 105 of 50 SA cents per ordinary share was
declared on 6 February 2009 and paid on 13 March
177
–
2009 (5 US cents per share).
–
18
No. 106 of 60 SA cents per ordinary share was
declared on 29 July 2009 and paid on 28 August 2009
213
–
(8 US cents per share).
–
27
No. 107 of 70 SA cents per ordinary share was
declared on 16 February 2010 and paid on 19 March
–
254
2010 (9 US cents per share).
34
–
No. 108 of 65 SA cents per ordinary share was
declared on 10 August 2010 and paid on
–
236
10 September 2010 (9 US cents per share).
33
–
No. E5 of 25 SA cents per E ordinary share was
declared on 6 February 2009 and paid on 13 March
1
–
2009 (2.5 US cents per share).
–
–
No. E6 of 30 SA cents per E ordinary share was
declared on 29 July 2009 and paid on 28 August 2009
1
–
(4 US cents per share).
–
–
No. E7 of 35 SA cents per E ordinary share was
declared on 16 February 2010 and paid on 19 March
–
1
2010 (4.5 US cents per share).
–
–
No. E8 of 32.5 SA cents per E ordinary share was
declared on 10 August 2010 and paid on
–
1
10 September 2010 (4.5 US cents per share).
–
–
392
492
67
45
No. 109 of 80 SA cents per ordinary share was declared
on 15 February 2011 and will be paid on 18 March 2011
(approximately 11 US cents per share). The actual rate
of payment will depend on the exchange rate on the
date of currency conversion.
No. E9 of 40 SA cents per E ordinary share was declared
on 15 February 2011 and will be paid on 18 March 2011
(approximately 5.5 US cents per share). The actual rate
of payment will depend on the exchange rate on the
date of currency conversion.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
15  Tangible assets
Mine
Mineral
Explora-
Assets
develop-
Mine
rights
tion and
under
Land
ment
infra-
and
evaluation
construc-
and
Figures in million
costs
structure
dumps
assets
tion
buildings
Total
US Dollars
Cost
Balance at 1 January 2009
5,323
2,495
1,064
30
229
50
9,191
Additions
– project
capital
122                5                 –                 –
289                –
416
– stay-in-business capital
394
125
–
1
81
1
602
Disposals
(1)
(11)
–                –                –                  –
(12)
Transfers and other movements
(1)
(134)
161             (18)
–          (373)
3            (361)
Finance costs capitalised (note 7)
4
–
–
–
11
–
15
Translation
737
148               32                 –              14                 8
939
Balance at 31 December 2009
6,445          2,923           1,078
31              251
62
10,790
Accumulated amortisation
Balance at 1 January 2009
2,726
1,227
860
30
–
3
4,846
Amortisation for the year (notes 4, 9 and 32)
366
177
10                –                 –                2
555
Impairments (notes 6, 13 and 24)
(2)
3                4                  –                –                 –                –                7
Impairments reversal (notes 6, 13 and 24)
(3)
(348)
–
(369)
–                  –               –
(717)
Disposals
(1)
(10)
–                 –                 –               –
(11)
Transfers and other movements
(1)
(163)
(5)
(7)
–                 –                –
(175)
Translation
373                76              16                –                 –                1
466
Balance at 31 December 2009
2,956            1,469            510
30
–
6           4,971
Net book value at 31 December 2009
3,489
1,454              568
1              251              56
5,819
Cost
Balance at 1 January 2010
6,445           2,923          1,078
31              251
62
10,790
Additions
– project capital
130
10
–
–
110
–
250
– stay-in-business capital
447
183
–
2
90
1
723
Disposals
–
(40)
–
–
–
–
(40)
Transfers and other movements
(1)
(203)
41
(31)
–
34
6
(153)
Translation
491
105
18
1
17
5
637
Balance at 31 December 2010
7,310
3,222
1,065
34
502
74
12,207
Accumulated amortisation
Balance at 1 January 2010
2,956          1,469              510
30
–
6          4,971
Amortisation for the year (notes 4, 9 and 32)
478
198
11
1
–
2
690
Impairments (notes 6, 13 and 24)
(2)
20
16
–
–
47
–
83
Disposals
–
(40)
–
–
–
–
(40)
Transfers and other movements
(1)
(8)
(18)
–
–
8
–
(18)
Translation
273
53
11
–
3
1
341
Balance at 31 December 2010
3,719
1,678
532
31
58
9
6,027
Net book value at 31 December 2010
3,591
1,544
533
3
444
65
6,180
Group financial statements

P

15   Tangible assets (continued)
Mine
Mineral
Explora-
Assets
develop-
Mine
rights
tion and
under
Land
ment
infra-
and
evaluation
construc-
and
Figures in million
costs
structure
dumps
assets
tion
buildings
Total
SA Rands
Cost
Balance at 1 January 2009
50,331
23,591
10,059
281
2,167
472
86,901
Additions
– project
capital
1,024
43                –                  –
2,424                 –
3,491
– stay-in-business
capital
3,302          1,047
–
8             683
4          5,044
Disposals
(9)
(95)
–                –                 –              (1)
(105)
Transfers and other movements
(1)
(1,120)
1,349            (156)
–        (3,245)
28         (3,144)
Finance
costs
capitalised
(note
7)
33                 –                –                 –
102                 –
135
Translation
(5,644)
(4,199)
(1,891)
(60)
(267)
(41)
(12,102)
Balance at 31 December 2009
47,917
21,736            8,012             229          1,864             462
80,220
Accumulated amortisation
Balance at 1 January 2009
25,783
11,601
8,129
278
–
29
45,820
Amortisation for the year (notes 4, 9 and 32)
3,048
1,469
82                –                 –
16
4,615
Impairments (notes 6, 13 and 24)
(2)
22
28                 –                –                 –                –
50
Impairments reversal (notes 6, 13 and 24)
(3)
(2,601)
–
(2,764)
–                 –                –
(5,365)
Disposals
(7)
(85)
–                 –                 –                –
(92)
Transfers and other movements
(1)
(1,363)
(44)
(56)
–                 –                –
(1,463)
Translation                                                     (2,906)
(2,043)
(1,600)
(59)
–
–
(6,608)
Balance at 31 December 2009
21,976          10,926           3,791
219
–
45          36,957
Net book value at 31 December 2009
25,941
10,810             4,221
10           1,864             417
43,263
Cost
Balance at 1 January 2010
4
7,917
21,736           8,012             229          1,864              462
80,220
Additions
– project capital
950
72
1
–
806
–
1,829
– stay-in-business capital
3,267
1,333
–
17
657
4
5,278
Disposals
(3)
(294)
–
–
–
(1)
(298)
Transfers and other movements
(1)
(1,480)
303
(229)
–
246
45
(1,115)
Translation
(2,624)
(1,980)
(788)
(27)
(274)
(25)
(5,718)
Balance at 31 December 2010
48,027
21,170
6,996
219
3,299
485
80,196
Accumulated amortisation
Balance at 1 January 2010
21,976         10,926           3,791
219
–
45         36,957
Amortisation for the year (notes 4, 9 and 32)
3,481
1,437
78
9
–
17
5,022
Impairments (notes 6, 13 and 24)
(2)
136
111
–
–
329
–
576
Disposals
(3)
(291)
–
–
–
–
(294)
Transfers and other movements
(1)
(61)
(129)
–
–
62
–
(128)
Translation
(1,095)
(1,031)
(377)
(26)
(7)
(1)
(2,537)
Balance at 31 December 2010
24,434
11,023
3,492
202
384
61
39,596
Net book value at 31 December 2010
23,593
10,147
3,504
17
2,915
424
40,600
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
15  Tangible assets (continued)
Included in the amounts for mine infrastructure are assets held under finance leases with a net book value of $20m, R134m
(2009: $17m, R126m). Included in land and buildings are assets held under finance leases with a net book value of $28m, R185m
(2009: $27m, R201m).
The majority of the leased assets are pledged as security for the related finance lease.
No assets are encumbered by project finance.
No borrowing costs were capitalised in 2010. The weighted average capitalisation rate used to determine the amount of borrowing costs eligible for capitalisation in 2009 was 4.10%.
A register containing details of properties is available for inspection by shareholders or their duly authorised agents during business hours at the registered office of the company.
(1)
Transfers and other movements comprise amounts from deferred stripping, change in estimates of decommissioning assets, asset reclassifications and transfers to/from non-current assets held for sale.
In 2010 transfers to/from non-current assets held for sale comprise:
•
assets with a net book value of $10m, R74m relating to Tau Lekoa were transferred to non-current assets held for sale.
In 2009 transfers to/from non-current assets held for sale comprise:
•
assets with a net book value of $84m, R704m relating to Tau Lekoa were transferred to non-current assets held for sale.
•
assets with a net book value of $145m, R1,335m relating to the 33.33% joint venture interest in Boddington Gold Mine were transferred to non-current assets held for sale.
(2)
Impairments include the following:
South Africa
Below 120 level at TauTona – assets under construction
Due to a change in the mine plan resulting from safety-related concerns following seismic activity, the below 120 level development has been abandoned and will not generate future cash flows. An impairment loss of $47m, R329m, was recognised in the income statement.
Savuka – mine development and mine infrastructure costs
Due to a change in the mine plan, the Savuka assets have been abandoned and will not generate future cash flows.
An impairment loss of $16m, R114m was recognised in the income statement.
Ghana
Induapriem – mine infrastructure costs
The use of a tailings storage facility was discontinued, resulting in an impairment loss of $8m, R61m.
Other
Impairment of various minor tangible assets and equipment $12m, R72m (2009: $7m, R50m).
(3)
Impairments of cash generating units recognised in 2008 were partially reversed during 2009. The impairment reversals were largely due to increases in the long-term real gold price resulting in increased future discounted cash flows.
Tanzania
•
Geita mine
As a result, Geita’s recoverable amount exceeded its carrying value in 2009 and an impairment reversal was recognised of $261m, R1,954m consisting of mine development of $106m, R793m and mineral rights and dumps of $155m,
R1,161m. The recoverable amount was determined using a real pre-tax discount rate of 13.6% and was based on the impairment assumptions detailed below.
Ghana
•
Obuasi mine
As a result, Obuasi’s recoverable amount exceeded its carrying value in 2009 and an impairment reversal was recognised of $373m, R2,790m consisting of mine development of $159m, R1,187m and mineral rights and dumps of $214m,
R1,603m. The recoverable amount was determined using a real pre-tax discount rate of 8.4% and was based on the impairment assumptions detailed below.
•
Iduapriem mine
As a result, Iduapriem’s recoverable amount exceeded its carrying value in 2009 and an impairment reversal was recognised of $83m, R621m consisting of mine development. The recoverable amount was determined using a real pre-
tax discount rate of 13.4% and was based on the impairment assumptions detailed below.
The impairments/reversals relate to mining properties, mine development costs and mine plant facilities, and have been recognised in special items (note 6). The recoverable amount was determined by reference to value in use at an individual mine level.
Group financial statements

P

15   Tangible assets (continued)
Impairment calculation assumptions – tangible assets and goodwill
Management assumptions for the value in use of tangible assets and goodwill include:
•
the gold price assumption represents management’s best estimate of the future price of gold. In arriving at the estimated long-term gold price, management considered all available market information, including current prices, historical averages, and forward-pricing curves. A long-term real gold price of $1,113/oz (2009: $906/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.
Annual life of mine plans take into account the following:
•
proved and probable Ore Reserve included from page 134;
•
value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
•
the real pre-tax discount rate is derived from the group’s weighted average cost of capital (WACC) and risk factors which is consistent with the basis used in 2009. The WACC of 5.8% which is 60 basis points lower than in 2009 of 6.4%, is based on the average capital structure of the group and three major gold companies considered to be appropriate peers.
The risk factors considered are country risk as well as project risk for cash flows relating to mines that are not yet in production and deep level mining projects. The country risk factor is based on the group’s internal assessment of country risk relative to the issues experienced in the countries in which it operates and explores;
•
foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
•
cash flows used in impairment calculations are based on life of mine plans which exceed five years for the majority of the mines; and
•
variable operating cash flows are increased at local Consumer Price Index rates.
The group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable. In addition, goodwill is tested on an annual basis for impairment. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows for each cash generating unit. Expected future cash flows used to determine the value in use of goodwill and tangible assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot gold prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
Should management’s estimate of the future not reflect actual events, further impairments may be identified. Factors affecting the estimates include:
•
changes in proved and probable Ore Reserve as well as value beyond proved and probable reserves;
•
the grade of Ore Reserve as well as value beyond proved and probable reserves may vary significantly from time to time;
•
differences between actual commodity prices and commodity price assumptions;
•
unforeseen operational issues at mine sites; and
•
changes in capital, operating mining, processing and reclamation costs and foreign exchange rates.
There were no impairment indicators or impairment reversal indicators for cash generating units during 2010. Based on an analysis carried out by the group in 2009, the carrying value and value in use of cash generating units that were most sensitive to a 5% movement in gold price, ounces, costs and discount rate assumptions are:
Carrying
Value
Carrying
Value
value
in use
Figures in million                                                                            value
in use
SA Rands 2009 US Dollars
8,669               8,669                Obuasi
1,166                1,166
6,978 6,978 Geita Gold Mining Limited 939 939
2,126              2,126                Iduapriem
286                  286
Should any of the assumptions used change adversely and the impact not be mitigated by a change in other factors, this could result in an impairment of the above cash generating units.
It is impracticable to disclose the extent of the possible effects of changes in assumptions for the future gold price and hence life of mine plans at 31 December 2010 because these assumptions and others used in impairment testing of tangible assets and goodwill are inextricably linked. In addition, for those cash generating units with a functional currency other than the US dollar, movements in the US dollar exchange rate will also be a critical factor in determining life of mine and production plans.
Therefore it is possible that outcomes within the next financial year that are different from the assumptions used in the impairment testing process for goodwill and tangible assets could require a material adjustment to the carrying amounts disclosed at 31 December 2010.
Group financial statements

2009
2010
Figures in million                                                                                           2010
2009
SA Rands US Dollars
P
288
AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
16 Intangible assets
Goodwill
Cost
3,461 3,029 Balance at beginning of year 408 366
(432) (187) Translation 25 42
3,029 2,842 Balance at end of year 433 408
Accumulated amortisation and impairment losses
2,253 1,851 Balance at beginning of year 249 238
(402) (173) Translation 7 11
1,851 1,678 Balance at end of year 256 249
1,178 1,164 Net book value 177 159
Net carrying amount allocated to each of the cash
generating units:
1,013 1,018 Sunrise Dam 154 136
106 94 AngloGold Ashanti Córrego do Sitío Mineração 15 15
59 52 Serra Grande 8 8
1,178 1,164 177 159
Real pre-tax discount rates applied in impairment
calculations on cash generating units (CGUs) for which
the carrying amount of goodwill is significant are as
follows:
Sunrise Dam
(1)
11.1% 9.9%
Royalty, tax rate concession and other
Cost
472 371 Balance at beginning of year 49 49
– 4 Additions 1 –
– 4 Transfers and other movements – –
(101) (44) Translation – –
371 335 Balance at end of year 50 49
Accumulated amortisation and impairment losses
277 233 Balance at beginning of year 31 29
18 18 Amortisation (notes 4 and 32) 2 2
(62) (29) Translation – –
233 222 Balance at end of year 33 31
138 113 Net book value 17 18
1,316 1,277 Total intangible assets 194 177
The government of Ghana agreed to a concession on the royalty payments by maintaining a rate of 3% for 15 years from 2004.
The tax rate concession was granted at a rate of 30% for the Ashanti business combination in 2004. During 2005, the corporate tax rate in Ghana decreased to 25% and the tax rate concession, which expires in 2019, was fully impaired.
(1)
The discount rates for 2010 were determined on a basis consistent with the 2009 discount rates.
Group financial statements

P

2009
2010
Figures in million                                                                                             2010
2009
SA Rands
US Dollars
17   Investments in associates and
equity accounted joint ventures
The carrying value of investments in associates and
equity accounted joint ventures can be analysed as
follows:
117
244
Carrying value of investments in associates
37
16
17
17
Loans advanced to associates
(1)
3
2
Carrying value of investments in equity accounted joint
4,587
3,791
ventures
577
617
37
35
Loans advanced to equity accounted joint ventures
(2)
5
5
Investments in associates and equity accounted joint
4,758
4,087
ventures
622
640
In 2010, the Margaret Water Company and AGA-Polymetal Strategic Alliance investments were impaired and the balance of the
Trans-Siberian Gold plc impairment was reversed. In 2009, the Amikan Holding Limited, AS APK Limited and Margaret Water
Company investments were impaired and part of the Trans-Siberian Gold plc impairment was reversed. The impairment tests considered the investments fair value and anticipated future cash flows. Impairments of $24m, R157m (2009: $10m, R76m) were recorded. An impairment reversal of $19m, R126m (2009: $10m, R75m) was recognised in the income statement.
Investments in associates comprises:
Name
Effective %
Description
2010
2009
Margaret Water Company
33.3
33.3
Pumping of underground water in the Vaal River
Region.
Oro Group (Pty) Limited
(3)
25
25
Manufacture and wholesale of jewellery.
Orpheo (Pty) Limited
(3)
50
33.3
Design, manufacture and wholesale of jewellery.
Trans-Siberian Gold plc
(3) (4) (5)
30.7
29.7
Exploration and development of gold mines.
Wonder Wise Holdings Limited
–
25
Marketing and wholesale of jewellery.
(1)
Loans advanced to associates consist of $1.8m, R12m (2009: $1.6m, R12m) to Oro Group (Pty) Limited and $0.7m, R5m
(2009: $0.6m, R5m) to Orpheo (Pty) Limited. The Oro loan bears interest at a rate determined by the Oro Group (Pty) Limited’s board of directors and is repayable at its discretion. The Orpheo (Pty) Limited loan is unsecured, interest free and there are no fixed terms of repayment.
(2)
Loans advanced to equity accounted joint ventures consist of $5m, R35m (2009: $2m, R12m) to AuruMar (Pty) Limited. The
AGA-Polymetal Strategic Alliance loan of $3m, R25m in 2009 was written off during the year. The loan to AuruMar (Pty) Limited is interest free and has no fixed terms of repayment.
(3)
Equity accounting is based on results to 30 September 2010, adjusted for material transactions.
(4)
At 31 December 2010, the fair value of the group’s investment in Trans-Siberian Gold plc was $33m, R219m (2009: $12m, R89m).
(5)
Effective 23 March 2010, AngloGold Ashanti Limited increased its holding in Trans-Siberian Gold plc from 29.7% to 30.7%.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
2009
2010
Figures in million                                                                                        2010
2009
SA Rands
US Dollars
17   Investments in associates and
equity accounted joint ventures
(continued)
Summarised financial information of equity accounted
associates is as follows (not attributable):
Statement of financial position
661
724
Non-current assets
110
89
328
301
Current assets
46
44
989
1,025
Total assets
156
133
129
260
Non-current liabilities
40
17
166
129
Current liabilities
20
23
295
389
Total liabilities
60
40
694
636
Net assets
96
93
Income statement
521
398
Revenue
56
62
(780)
(411)
Costs and expenses
(58)
(94)
(3)
(3)
Taxation
–
–
(262)
(16)
Loss after taxation
(2)
(32)
Investments in equity accounted joint ventures comprises:
2010
2009
Name
Effective %
Description
2010
2009
AGA-Polymetal Strategic Alliance
(6)
50
50
Exploration and development of gold mines.
AuruMar (Pty) Limited
50
50
Global exploration of marine deposits containing gold
as the primary mineral.
Kibali Goldmines s.p.r.l.
45
45
Exploration and development of gold mines.
Société des Mines de Morila S.A.
40
40
Commercial exploitation of gold.
Société d'Exploitation des Mines d'Or de
Sadiola S.A.
41
41
Commercial exploitation of gold.
Société d'Exploitation des Mines d'Or de
Yatela S.A.
40
40
Commercial exploitation of gold.
(6)
Equity accounting is based on results to 30 September 2010, adjusted for material transactions. The AGA-Polymetal Strategic
Alliance consists of the AGA-Polymetal Strategic Alliance Management Company, Amikan Holding Limited, AS APK Holdings
Limited, Imizoloto Holdings Limited and Yeniseiskaya Holdings Limited.
Group financial statements

P

2009
2010
Figures in million                                                                                          2010
2009
SA Rands
US Dollars
17   Investments in associates and
equity accounted joint ventures
(continued)
Summarised financial information of equity accounted
joint ventures is as follows (not attributable):
Statement of financial position
4,428
3,837
Non-current assets
584
596
3,304
2,505
Current assets
381
445
7,732
6,342
Total assets
965
1,041
897
1,363
Non-current liabilities
207
121
806
874
Current liabilities
133
108
1,703
2,237
Total liabilities
340
229
6,029
4,105
Net assets
625
812
Income statement
7,367
5,985
Revenue
819
912
(4,284)
(3,816)
Costs and expenses
(525)
(534)
(998)
(933)
Taxation
(126)
(121)
2,085
1,236
Profit after taxation
168
257
18 Other investments
Listed investments
Available-for-sale
162
829
Balance at beginning of year
111
17
75
149
Additions
21
9
(14)
(587)
Disposals
(81)
(2)
Transfer of B2Gold Corporation from investment
221
–
in associates
–
26
482
529
Fair value adjustments
73
57
–
(16)
Impairment (notes 6 and 13)
(1)
(2)
–
(97)
(90)
Translation
2
4
829
814
Balance at end of year
124
111
(1)
Impairment of Corvus Gold Inc. shares of $2m, R16m (2009: nil).
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
2009
2010
Figures in million                                                                                         2010
2009
SA Rands
US Dollars
18   Other investments (continued)
Listed investments (continued)
The available-for-sale investments consist of ordinary
shares and primarily comprise:
407
640
International Tower Hill Mines Limited
98
55
Various listed investments held by Environmental
80
95
Rehabilitation Trust Fund
15
11
248
–
B2Gold Corporation
–
33
60
–
Red 5 Limited
–
8
34
79
Other
11
4
829
814
124
111
The group’s listed available-for-sale equity investments are susceptible to market price risk arising from uncertainties about the future values of the investments.
At the reporting date, the majority of equity investments were listed on the Toronto Stock Exchange and the JSE.
Based on the share price of International Tower Hill Mines Limited (ITH) over the past year and carrying value at 31 December 2010 of $98m, R640m, if ITH achieved the high that it achieved during 2010 of C$10.49 per share, other comprehensive income (OCI)
would increase by $2m, R16m. If it achieved the low of C$5.67 per share, OCI would decrease by $43m, R286m.
The exposure to listed shares held by the Environmental Rehabilitation Trust Fund at fair value on the JSE was $15m, R95m.
An analysis based on the assumption that the equity index (ALSI on the JSE) had increased/decreased by 10% with all other variables held constant and all the group’s JSE listed equity investments moved according to the ALSI, would impact OCI by $1.5m, R9.5m.
2009
2010
Figures in million                                                                                          2010
2009
SA Rands
US Dollars
Held-to-maturity
104
74
Balance at beginning of year
10
11
58
20
Additions
3
7
(88)
(12)
Maturities
(2)
(11)
–
–
Translation
2
3
74
82
Balance at end of year
13
10
Rehabilitation Trust Fund administered by RMB Private
Bank comprising:
74
82
Government bonds
13
10
74
82
13
10
903
896
Book value of listed investments
137
121
906
907
Market value of listed investments
138
121
The market value of bonds held-to-maturity is $14m, R93m (2009: $10m, R77m). The market value has a sensitivity of R39m
(2009: R44m) for a 1% change in interest rates.
Group financial statements

P

2009
2010
Figures in million                                                                                           2010
2009
SA Rands
US Dollars
18   Other investments (continued)
Unlisted investments
Available-for-sale
2
26
Balance at beginning of year
4
–
27
41
Additions
5
4
–
(1)
Disposals
–
–
(3)
(7)
Translation
–
–
26
59
Balance at end of year
9
4
The available-for-sale investments consist primarily of
XDM Resources Limited.
There is no active market for the unlisted equity
investments and fair value cannot be reliably measured.
The unlisted equity investments are carried at cost. The
group does not intend to sell the investments in the
foreseeable future.
Held-to-maturity
357
373
Balance at beginning of year
50
38
541
657
Additions
90
65
(525)
(430)
Maturities
(59)
(63)
–
–
Translation
10
10
373
600
Balance at end of year
91
50
The held-to-maturity investments include:
Negotiable Certificates of Deposit – Rehabilitation Trust
319
543
Fund administered by RMB Private Bank
83
43
36
39
Nufcor Uranium Trust Fund
6
5
18
18
Other
2
2
373
600
91
50
399
659
Book value of unlisted investments
100
54
399
659
Fair value of unlisted investments
100
54
1,302
1,555
Total book value of other investments (note 35)
237
175
1,305
1,566
Total fair value of other investments
238
175
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
2009
2010
Figures in million                                                                                           2010
2009
SA Rands
US Dollars
19   Inventories
Non-current
Raw materials
2,356
2,137
– heap-leach inventory
325
317
144
131
– ore stockpiles
20
19
2,500
2,268
Total metal inventories
345
336
8
–
Mine operating supplies
–
1
2,508
2,268
345
337
Current
Raw materials
1,567
2,170
– ore stockpiles
331
211
300
601
– heap-leach inventory
91
40
Work in progress
552
612
– metals in process
93
74
Finished goods
556
506
– gold doré/bullion
77
75
255
281
– by-products
43
34
3,230
4,170
Total metal inventories
635
434
1,872
1,678
Mine operating supplies
255
252
5,102
5,848
890
686
7,610
8,116
Total inventories
(1)
1,235
1,023
(1)
The amount of the write-down of ore stockpiles,
metals in process, gold doré/bullion, by-products
and mine operating supplies to net realisable value,
and recognised as an expense is $21m, R151m
(2009: $48m, R412m). This expense is included in
cost of sales which is disclosed in note 4.
20   Other non-current assets
38
1
AngloGold Ashanti Limited Pension Fund (note 28)
–
5
Post-retirement medical scheme for Rand Refinery
16
17
employees (note 28)
3
2
–
1
Ashanti Retired Staff Pension Fund (note 28)
–
–
Retiree Medical Plan for Nufcor South Africa employees
–
1
(note 28)
–
–
Loans and receivables
Loan receivable at 31 December 2020 bearing interest
–
36
at 8% per annum
5
–
Loan receivable at 31 December 2011 bearing
5
4
interest at 3% per annum
1
1
Other interest-bearing loan – receivable monthly to
June 2010 at South African prime bank overdraft rate
2
–
less 2%
–
–
Other non-interest bearing loans and receivables –
5
3
receivable on various dates
1
–
66
63
10
8
Current portion of other non-current assets included in
(3)
(4)
current assets
(1)
–
63
59
9
8
Group financial statements

P

2009
2010
Figures in million                                                                                            2010
2009
SA Rands
US Dollars
21   Trade and other receivables
Non-current
199
207
Prepayments and accrued income
31
27
417
538
Recoverable tax, rebates, levies and duties
(1)
82
56
172
255
Other receivables
39
23
788
1,000
152
106
Current
334
344
Trade receivables
53
45
384
393
Prepayments and accrued income
60
52
608
697
Recoverable tax, rebates, levies and duties
(1)
106
82
35
21
Amounts due from related parties
3
5
13
57
Interest receivable
9
2
45
113
Other receivables
16
5
1,419
1,625
247
191
2,207
2,625
Total trade and other receivables
399
297
Current trade receivables are non-interest bearing and are generally on terms less than 90 days.
There is no concentration of credit risk with respect to trade receivables, as the group has a large number of internationally dispersed customers.
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government.
During the year, trade and other receivables were impaired by $8m, R21m (2009: $32m, R237m).
(1)
Recoverable tax, rebates, levies and duties includes the following:
Recoverable value added tax due from the Tanzanian government amounts to $49m, R322m at 31 December 2010 (2009: $36m,
R268m). The last audited value added tax return was for the period ended 31 October 2010. At 31 December 2010, $49m,
R320m (2009: $28m, R209m) was still outstanding and $nil, R2m (2009: $8m, R59m) is still subject to audit. The accounting processes for the unaudited amounts are in accordance with the processes advised by the Tanzanian government in terms of previous audits. The amounts outstanding have been discounted to their present value at a rate of 7.82% (2009: 7.82%).
Recoverable fuel duties from the Tanzanian government amount to $62m, R407m at 31 December 2010 (2009: $48m, R357m).
Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the
Customs and Excise authorities. Claims for the refund of fuel duties amounting to $43m, R282m (2009: $44m, R327m) have been lodged with the Customs and Excise authorities, which are still outstanding, whilst claims for a refund of $19m, R125m
(2009: $4m, R30m) have not yet been submitted. The accounting processes for the unauthorised amount are in accordance with the processes advised by the Tanzanian government in terms of previous authorisations. The amounts outstanding have been discounted to their present value at a rate of 7.82% (2009: 7.82%).
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
2009
2010
Figures in million                                                                                           2010
2009
SA Rands US Dollars
22  Cash restricted for use
Non-current
(1)
3 5 Cash restricted by prudential solvency requirements 1 –
Cash balances held by Environmental Rehabilitation
391 209 Trust Funds 32 53
394 214 33 53
Current
(1)
57 52 Cash restricted by prudential solvency requirements 8 8
Cash balances held by an Employee Share Scheme
1 3 Trust Fund – –
21 5 Cash balances held by the Tropicana joint venture 1 3
8 9 Other 1 1
87 69 10 12
481 283 Total cash restricted for use (notes 35 and 36) 43 65
(1)
During 2010, management determined that certain
cash balances should be reclassified to non-current
as they are restricted beyond 12 months. The 2009
and 2008 financial statements were adjusted to
reflect this reclassification. Non-current and current
cash restricted for use in 2008 was $34m, R326m
and $10m, R89m respectively.
23  Cash and cash equivalents
2,535 3,036 Cash and deposits on call 462 341
5,641 740 Money market instruments 113 759
8,176 3,776 (notes 35 and 36) 575 1,100
For the purpose of the consolidated statement of cash
flows, cash and cash equivalents comprise the following:
2,535 3,036 Cash and deposits on call 462 341
5,641 740 Money market instruments 113 759
Cash and cash equivalents included in assets held for
– 73 sale 11 –
8,176 3,849 586 1,100
24  Non-current assets and liabilities held for sale
Effective 17 February 2009, the interest in the Tau Lekoa mine together with the adjacent Weltevreden, Jonkerskraal and
Goedgenoeg project areas in South Africa were classified as held for sale. Tau Lekoa was previously recognised as a combination of tangible and current assets, and current and long-term liabilities.
The purchase consideration consists of two components: an initial cash payment or combination of cash payment and Simmer
& Jack Mines Limited (Simmers) shares together with future royalty payments.
The Department of Mineral Resources has transferred the mining rights for its Tau Lekoa mine to Buffelsfontein Gold Mines
Limited, a wholly owned subsidiary of Simmers. Full ownership of Tau Lekoa and the adjacent properties of Weltevreden,
Jonkerskraal and Goedgenoeg passed to Simmers on 1 August 2010.
Group financial statements

P

2009
2010
Figures in million                                                                                            2010
2009
SA Rands
US Dollars
24   Non-current assets and liabilities
held for sale (continued)
Following the classification of Tau Lekoa as held for sale,
an impairment loss of $8m, R58m (2009: $27m, R200m)
was recognised to reduce the carrying amount of the
disposal group to fair value less costs to sell (notes
529
–
6 and 13).
–
71
Effective December 2007, Rand Refinery allocated parts
of its premises that were no longer utilised $1m, R10m
(previously recognised as tangible assets), to assets held
for sale. On 1 April 2008, a sale agreement was
concluded subject to the suspensive condition regarding
rezoning of the land and transfer of title deeds. Rand
Refinery currently awaits the rezoning transfer
notification from the municipal and deeds office in order
10
10
to conclude the sales transaction.
1
1
Effective 2 December 2009, Amikan Holding Limited
(Amikan) was classified as held for sale.
AngloGold Ashanti Holdings plc, a wholly owned
subsidiary entered into a memorandum of
understanding with Polyholding Limited relating to the
disposal of Amikan. Amikan was previously recognised
as an equity accounted investment. Completion was
expected to occur on or before 30 April 2010, but
agreement could not be reached and the transaction
111
–
was subsequently cancelled.
–
15
Effective 3 November 2010, ISS International Limited
(ISSI) was classified as held for sale. AngloGold Ashanti
Limited entered into a memorandum of understanding
with The Institute of Mine Seismology (IMS) relating to
the disposal of ISSI. The transaction was completed on
–
100
28 February 2011.
15
–
650
110
Total non-current assets held for sale
16
87
Non-current liabilities held for sale:
56
–
– Tau Lekoa mine
–
7
–
22
– ISSI
3
–
56
22
Total non-current liabilities held for sale
3
7
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
2009
2010
Figures in million                                                                                          2010
2009
SA Rands
US Dollars
25  Share capital and premium
Share capital
Authorised
150
150
600,000,000 ordinary shares of 25 SA cents each
23
23
1
1
4,280,000 E ordinary shares of 25 SA cents each
–
–
2,000,000 A redeemable preference shares of 50 SA
1
1
cents each
–
–
5,000,000 B redeemable preference shares of 1 SA
–
–
cent each
–
–
152
152
23
23
Issued and fully paid
381,204,080 (2009: 362,240,669) ordinary shares of
90
95
25 SA cents each
(1)
16
16
2,806,126 (2009: 3,794,998) E ordinary shares of
1
1
25 SA cents each
–
–
2,000,000 (2009: 2,000,000) A redeemable preference
1
1
shares of 50 SA cents each
–
–
778,896 (2009: 778,896) B redeemable preference
–
–
shares of 1 SA cent each
–
–
92
97
16
16
Treasury shares held within the group:
2,778,896 (2009: 2,778,896) A and B redeemable
(1)
(1)
preference shares held within the group
–
–
434,941 (2009: 665,862) ordinary shares held within the
–
–
group
(2)
–
–
1,686,126 (2009: 2,394,998) E ordinary shares held
(1)
(1)
within the group
(2)
–
–
90
95
16
16
Share premium
38,158
40,572
Balance at beginning of year
5,919
5,609
2,436
5,766
Ordinary shares issued
(1)
812
312
(22)
(90)
E ordinary shares cancelled
(13)
(2)
40,572
46,248
6,718
5,919
Less: held within the group
(313)
(313)
Redeemable preference shares
(53)
(53)
(212)
(139)
Ordinary shares
(22)
(32)
(303)
(213)
E ordinary shares
(32)
(45)
39,744
45,583
6,611
5,789
39,834
45,678
Share capital and premium
6,627
5,805
(1)
The most significant movement was the equity offering which resulted in the issue of 18,140,000 (2009: 7,624,162)
ordinary shares at an issue price of R308.37 (2009: R288.32) per share. Total proceeds of $789m, R5.6bn
(2009: $284m, R2.2bn) were received.
(2)
These shares relate to the black economic empowerment transactions more fully described in note 11 and as a result participate in dividends declared by the company.
Group financial statements

P

2009
2010
Figures in million                                                                                            2010
2009
SA Rands US Dollars
25  Share capital and premium (continued)
The rights and restrictions applicable to the A and B redeemable preference shares:
A redeemable preference shares are entitled to:
•
an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining Right Area; and
•
on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining Right Area, after redemption in full of the B preference shares and payments of the nominal value of the A preference shares.
B redeemable preference shares are entitled to:
•
an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab
Mining Right Area; and
•
on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the Moab Mining Right Area.
The Moab Mining Right Area consists of the Moab Khotsong mine operations.
The B preference shares will only be redeemed from any net proceeds remaining after the disposal of the Moab Mining Right
Area following permanent cessation of mining activities. The maximum redemption price will be R250 per share.
In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.
Group financial statements
26 Borrowings
Unsecured
Debt carried at fair value
Mandatory convertible bonds – issued September
– 5,739 2010
(1)
874 –
Quarterly coupons are paid at 6% per annum and the
bonds are convertible into a variable number of shares
ranging from 18,140,000 shares at a price equal to or
less than $43.50 per share, to 14,511,937 shares at a
price equal to or greater than $54.375 per share, each
as calculated in accordance with the formula set forth in
the bond agreement. The bonds are US dollar-based
and are convertible into shares in September 2013.
The shareholders have authorised the convertible bonds
to be settled in equity and not have any cash settlement
potential except if a fundamental change or conversion
rate adjustment causes the number of shares deliverable
upon conversion to exceed the number of shares
reserved for such purpose, among other circumstances
provided for in the bond agreement.

2009
2010
Figures in million                                                                                          2010
2009
SA Rands
US Dollars
26   Borrowings (continued)
Unsecured (continued)
Debt carried at amortised cost
–
6,537
Rated bonds – issued April 2010
(2)
995
–
Semi-annual coupons are paid at 5.375% per annum on
$700m 10-year bonds and at 6.5% on $300m 30-year
bonds. The $700m bonds are repayable in April 2020
and the $300m bonds are repayable in April 2040. The
bonds are US dollar-based.
4,433
4,089
3.5% Convertible bonds – issued May 2009
(3)
623
596
Semi-annual coupons are paid at 3.5% per annum. The
bonds issued on 22 May 2009, are convertible into
ADS’s up to May 2014 and are US dollar-based. The
bonds are convertible, at the holders option, at an initial
price of $47.6126 per ADS.
AngloGold Ashanti Limited may redeem the bonds by
giving between 30 and 90 days notice to the
bondholders at any time after 11 June 2012, if the price
of the ADS’s exceeds 130% of the conversion price for
more than 20 consecutive dealing days, five days prior
to notice or at any time if conversion rights have
been exercised or purchases effected on 85% of the
bonds issued.
–
701
FirstRand Bank Limited loan facility (R1.5bn)
(4)
107
–
Interest charged at JIBAR plus 0.95% per annum. Loan
is repayable in May 2011 and is SA rand-based, the loan
is subject to debt covenant arrangements for which no
default event occurred.
–
251
Syndicated loan facility ($1bn)
(5)
38
–
Interest charged at LIBOR plus 1.75% per annum. Loan
is repayable in April 2014 and is US dollar-based, the
loan is subject to debt covenant arrangements for which
no default event occurred.
58
29
Grupo Santander Brasil
5
8
Interest charged at LIBOR plus 1.45% per annum. Loan
is repayable in quarterly instalments terminating in
September 2011 and is US dollar-based.
48
28
Grupo Santander Brasil
4
6
Interest charged at 6% per annum. Loans are repayable
in monthly instalments terminating in November 2013
and April 2014 and are BRL-based.
P
300
AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
Group financial statements

P

2009
2010
Figures in million                                                                                           2010
2009
SA Rands US Dollars
26   Borrowings (continued)
Unsecured (continued)
Debt carried at amortised cost (continued)
Syndicated loan facility ($1,150m) – Drawn down in
7,616 – US dollars and Australian dollars
(6)
– 1,024
Interest charged at LIBOR plus 0.4% per annum. Loan
was repaid in June 2010 and was US dollar-based, the
loan was subject to debt covenant arrangements for
which no default event occurred.
1,772 – Standard Chartered term facility
(7)
– 238
Interest charged at a margin of 4.25% over the lenders’
cost of funds (subject to a cap of 1.25% plus LIBOR).
Loan was repaid in May 2010 and was US dollar-based.
– 4 Brazilian Economic and Social Development Bank – –
Interest charged at a rate of 4.5% per annum. Loans are
repayable by June 2020 and are BRL-based.
13,927 17,378 Total unsecured borrowings 2,646 1,872
Secured
Finance leases
258 259 Turbine Square Two (Pty) Limited 39 35
The leases are capitalised at an implied interest rate of
9.8% per annum. Lease payments are due in monthly
instalments terminating in March 2022 and are SA rand-
based. The buildings financed are used as security for
these loans (note 36).
115 86 Caterpillar Financial Services Corporation 13 16
Interest charged at an average rate of 5.46% per
annum. Loans are repayable in monthly instalments
terminating in January 2015 and are US dollar-based.
The equipment financed is used as security for these
loans.
48 29 Mazuma Capital Corporation 4 7
Interest charged at an average rate of 5.6% per annum.
Loans are repayable in monthly instalments terminating
in November 2012 and are US dollar-based. The
equipment financed is used as security for these loans.
7 11 CSI Latina Arrendamento Mercantil S.A. 2 1
Interest charged at a rate of 3.3% per annum. Loans
are repayable by June 2013 and are BRL-based. The
equipment financed is used as security for these loans.
14,355 17,763 Total borrowings (notes 35 and 36) 2,704 1,931
Current portion of borrowings included in current
(9,493) (886) liabilities (135) (1,277)
4,862 16,877 Total long-term borrowings 2,569 654
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
2009
2010
Figures in million                                                                                          2010
2009
SA Rands
US Dollars
26   Borrowings (continued)
Amounts falling due
9,493
886
Within one year
135
1,277
79
50
Between one and two years
8
11
4,543
10,134
Between two and five years
1,542
611
240
6,693
After five years
1,019
32
14,355
17,763
(notes 35 and 36)
2,704
1,931
Currency
The currencies in which the borrowings are denominated
are as follows:
14,042
16,760
US dollar
2,552
1,889
258
960
SA rand
146
35
55
43
Brazilian real
6
7
14,355
17,763
(notes 35 and 36)
2,704
1,931
Undrawn facilities
Undrawn borrowing facilities as at 31 December are as
follows:
–
6,242
Syndicated loan ($1bn) – US dollar
950
–
1,859
–
Standard Chartered PLC – US dollar
–
250
929
–
Syndicated loan ($1,150m) – US dollar
–
125
372
329
FirstRand Bank Limited – US dollar
50
50
312
276
Absa Bank Limited – US dollar
42
42
15
–
Nedbank Limited – US dollar
–
2
220
913
FirstRand Bank Limited – SA rand
139
30
185
185
Standard Bank of SA Limited – SA rand
28
25
105
120
Nedbank Limited – SA rand
18
14
30
30
Absa Bank Limited – SA rand
5
4
4,027
8,095
1,232
542
(1)
Mandatory convertible bonds – issued
September 2010
–
5,729
Senior unsecured fixed-rate bonds
872
–
–
10
Accrued interest
2
–
–
5,739
874
–
Group financial statements

P

2009
2010
Figures in million                                                                                          2010
2009
SA Rands
US Dollars
26   Borrowings (continued)
(2)
Rated bonds – issued April 2010
–
6,570
Senior unsecured fixed-rate bonds
1,000
–
–
(110)
Unamortised discount and bond issue costs
(17)
–
–
6,460
983
–
–
77
Accrued interest
12
–
–
6,537
995
–
(3)
3.5% Convertible bonds – issued May 2009
5,450
4,813
Senior unsecured fixed-rate bonds
733
733
(1,033)
(744)
Unamortised discount and bond issue costs
(113)
(139)
4,417
4,069
620
594
16
20
Accrued interest
3
2
4,433
4,089
623
596
(4)
FirstRand Bank Limited loan facility (R1.5bn)
–
700
Drawn down
107
–
–
1
Accrued interest
–
–
–
701
107
–
(5)
Syndicated loan facility ($1bn)
–
329
Drawn down
50
–
–
(79)
Unamortised loan issue costs
(12)
–
–
250
38
–
–
1
Accrued interest
–
–
–
251
38
–
(6)
Syndicated loan facility ($1,150m)
7,621
–
Drawn down in US dollars and Australian dollars
–
1,025
(9)
–
Unamortised loan issue costs
–
(1)
7,612
–
–
1,024
4
–
Accrued interest
–
–
7,616
–
–
1,024
(7)
Standard Chartered term facility
1,860
–
Drawn down
–
250
(103)
–
Unamortised loan issue costs
–
(14)
1,757
–
–
236
15
–
Accrued interest
–
2
1,772
–
–
238
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
2009
2010
Figures in million                                                                                          2010
2009
SA Rands
US Dollars
27   Environmental rehabilitation and
other provisions
Environmental rehabilitation obligations
Provision for decommissioning
1,525
1,345
Balance at beginning of year
181
161
(51)
86
Change in estimates
(1)
11
(6)
(21)
(1)
Transfer to assets held for sale
–
(2)
59
62
Unwinding of decommissioning obligation (note 7)
9
7
(167)
(89)
Translation
12
21
1,345
1,403
Balance at end of year
213
181
Provision for restoration
2,037
1,764
Balance at beginning of year
237
215
21
259
Charge to income statement
36
3
10
343
Change in estimates
(1)
47
1
(13)
–
Transfer to assets held for sale
–
(2)
60
78
Unwinding of restoration obligation (note 7)
(2)
11
7
(64)
(45)
Utilised during the year
(6)
(8)
(287)
(179)
Translation
13
21
1,764
2,220
Balance at end of year
338
237
Other provisions
298
242
Balance at beginning of year
33
32
23
128
Charge to income statement
17
3
3
–
Change in estimates
–
–
(22)
–
Transfer to trade and other payables
–
(3)
1
–
Unwinding of other provisions (note 7)
–
–
(84)
(98)
Utilised during the year
(13)
(10)
23
(22)
Translation
1
11
242
250
Balance at end of year
38
33
Other provisions comprise the following:
– provision for labour, environmental, tax and civil
232
245
court settlements in South America
(3)
37
32
– provision for employee compensation claims in
10
5
Australasia
(4)
1
1
242
250
38
33
3,351
3,873
Total environmental rehabilitation and other provisions
589
451
(1)
The change in estimates relates to changes in laws and regulations governing the protection of the environment and factors relating to rehabilitation estimates and a change in the quantities of material in reserves and corresponding change in the life of mine plan. These provisions are expected to unwind beyond the end of the life of mine.
(2)
Included in the unwinding of the restoration obligation is $2m, R13m (2009: nil) which is recoverable from a third party. The asset is included in non-current debtors.
(3)
Comprises claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims relating to levies, surcharges and environmental legal disputes. The liability is expected to unwind over the next two-to-five-year period.
(4)
Comprises an estimate of potential workers compensation liability in Australia based on claims with regard to work-related incidents. The liability is expected to be settled in the next three-to-five-year period.
Group financial statements

P

2009
2010
Figures in million                                                                                             2010
2009
SA Rands
US Dollars
28   Provision for pension and post-
retirement benefits
Defined benefit plans
The group has made provision for pension, provident and
medical schemes covering substantially all employees.
The retirement schemes consist of the following:
(38)
(1)
AngloGold Ashanti Limited Pension Fund asset
–
(5)
Post-retirement medical scheme for AngloGold Ashanti
1,095
1,161
Limited South African employees
176
147
68
78
Other defined benefit plans
(1)
12
10
1,125
1,238
Sub-total
188
152
Transferred to other non-current assets (note 20):
38
1
–  AngloGold Ashanti Limited Pension Fund
–
5
–  Post-retirement medical scheme for Rand Refinery
16
17
employees
3
2
–
1
–  Ashanti Retired Staff Pension Plan
–
–
–
1
–  Retiree Medical Plan for Nufcor South Africa employees
–
–
1,179
1,258
191
159
(1)
Other defined benefit plans comprise the following:
1
(1)
–  Ashanti Retired Staff Pension Plan (asset) liability
–
–
59
74
–  Obuasi Mines Staff Pension Scheme
11
9
–  Post-retirement medical scheme for Rand Refinery
(16)
(17)
employees (asset)
(3)
(2)
17
17
–  Retiree Medical Plan for North American employees
3
2
–  Supplemental Employee Retirement Plan (SERP) for
7
6
North America (USA) Inc. employees
1
1
–   Retiree Medical Plan for Nufcor South Africa
–
(1)
employees (asset)
–
–
68
78
12
10
AngloGold Ashanti Limited Pension Fund
The plan is evaluated by independent actuaries on an
annual basis as at 31 December of each year. The
valuation as at 31 December 2010 was completed at
the beginning of 2011 using the projected unit credit
method. In arriving at their conclusions, the actuaries
took into account reasonable long-term estimates of
inflation, increases in wages, salaries and pensions, as
well as returns on investments.
A formal regulatory valuation is required by legislation
every three years. The regulatory valuation effective
31 December 2008 was completed in March 2010. The
next regulatory valuation of the Fund will have an effective date no later than 31 December 2011.
All South African pension funds are governed by the
Pension Funds Act of 1956 as amended.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
2009
2010
Figures in million                                                                                           2010
2009
SA Rands
US Dollars
28   Provision for pension and post-
retirement benefits (continued)
AngloGold Ashanti Limited Pension Fund (continued)
Information with respect to the AngloGold Ashanti
Limited Pension Fund is as follows:
Benefit obligation
1,885
1,998
Balance at beginning of year
269
199
51
50
Current service cost
7
6
137
179
Interest cost
25
16
13
13
Participants’ contributions
2
2
(20)
154
Actuarial loss (gain)
21
(2)
(68)
(203)
Benefits paid
(28)
(8)
–
–
Translation
38
56
1,998
2,191
Balance at end of year
334
269
Plan assets
1,785
2,036
Balance at beginning of year
274
188
165
209
Expected return on plan assets
29
20
99
81
Actuarial gain
11
12
42
56
Company contributions
8
5
13
13
Participants’ contributions
2
2
(68)
(203)
Benefits paid
(28)
(8)
–
–
Translation
38
55
2,036
2,192
Fair value of plan assets at end of year
334
274
38
1
Funded status at end of year
–
5
38
1
Net amount recognised
–
5
Components of net periodic benefit cost
137
179
Interest cost
25
16
51
50
Current service cost
7
6
(165)
(209)
Expected return on assets
(29)
(20)
23
20
Net periodic benefit cost
3
2
Group financial statements

P

2010
2009
US Dollars
28  Provision for pension and post-
retirement benefits (continued)
AngloGold Ashanti Limited Pension Fund (continued)
Assumptions
Assumptions used to determine benefit obligations at
the end of the year are as follows:
Discount rate
8.50%
9.25%
Rate of compensation increase
(1)
7.25%
7.50%
Expected long-term return on plan assets
(2)
9.99%
10.63%
Pension increase
4.73%
4.95%
(1)
The short-term compensation rate increase is 7.5%
(2009: 7%) and the long-term compensation rate
increase is 7.25% (2009: 7.5%).
(2)
The expected long-term return on plan assets is
determined using the after tax yields of the various
asset classes as a guide.
Plan assets
AngloGold Ashanti Limited’s pension plan asset
allocations at the end of the year, by asset category, are
as follows:
Equity securities
60%
60%
Debt securities
36%
32%
Other
4%
8%
100%
100%
Investment policy
The Trustees have adopted a long-term horizon in formulating the Fund’s investment strategy, which is consistent with the term of the Fund’s liabilities. The investment strategy aims to provide a reasonable return relative to inflation across a range of market conditions.
The Trustees have adopted different strategic asset allocations for the assets backing pensioner and active member liabilities. The strategic asset allocation defines what proportion of the Fund’s assets should be invested in each major asset class. The Trustees have then selected specialist investment managers to manage the assets in each asset class according to specific performance mandates instituted by the Trustees.
The Trustees have also put in place a detailed Statement of Investment Principles that sets out the Fund’s overall investment philosophy and strategy.
Fund returns are calculated on a monthly basis, and the performance of the managers and Fund as a whole is formally reviewed by the Fund’s Investment Sub-Committee at least every six months.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
28 Provision for pension and post-retirement benefits (continued)
AngloGold Ashanti Limited Pension Fund (continued)
Investment policy (continued)
Percentage
Percentage
Number
of total
Fair Number
of
total
Fair
of shares
assets
value
of shares
assets
value
US Dollars million
2010
2009
Related parties
Investments held in related parties
are summarised as follows:
Equity securities
AngloGold Ashanti Limited
119,758
1.8%                    6
296,410               4.5%
12
Other investments exceeding 5%
of total plan assets
Equities
Sasol Limited
–
–
424,680              6.2%
17
SABMiller Plc
–
–
759,600              8.0%
22
Bonds
IFM Corporate Bond Unit Trust
267,975,059
12.2%                    41  158,630,977             7.3%
20
Allan Gray Orbis Global
Equity Fund
243,210
9.0%                  30
312,715             13.0%
36
71
95
SA Rands million
Related parties
Investments held in related parties
are summarised as follows:
Equity securities
AngloGold Ashanti Limited
119,758
1.8%                   39
296,410                4.5%
91
Other investments exceeding 5%
of total plan assets
Equities
Sasol Limited
–
–
424,680               6.2%
127
SABMiller Plc
–
–
759,600               8.0%
164
Bonds
IFM Corporate Bond Unit Trust
267,975,059
12.2%                  268  158,630,977              7.3%
148
Allan Gray Orbis Global
Equity Fund
243,210
9.0%                196
312,715          13.0%
264
464
703
Cash flows
Contributions
The company expects to contribute $7m, R44m (2010: $6m, R41m) to its pension plan in 2011.
Group financial statements

P

2009
2010
Figures in million                                                                                          2010
2009
SA Rands
US Dollars
28   Provision for pension and post-
retirement benefits (continued)
AngloGold Ashanti Limited Pension Fund (continued)
Estimated future benefit payments
The following pension benefit payments, which reflect
the expected future service, as appropriate, are
expected to be paid:
167
2011
25
167
2012
25
167
2013
25
168
2014
26
169
2015
26
1,353
Thereafter
207
Post-retirement medical scheme for AngloGold
Ashanti Limited South African employees
The provision for post-retirement medical funding
represents the provision for health care benefits for
employees and retired employees and their registered
dependants.
The post-retirement benefit costs are assessed in
accordance with the advice of independent
professionally qualified actuaries. The actuarial method
used is the projected unit credit funding method. This
scheme is unfunded. The last valuation was performed
as at 31 December 2010.
Information with respect to the defined benefit liability is as follows:
Benefit obligation
1,070
1,095
Balance at beginning of year
147
113
4
6
Current service cost
1
1
75
97
Interest cost
13
9
(86)
(104)
Benefits paid
(14)
(10)
32
67
Actuarial loss
9
4
–
–
Translation
20
30
1,095
1,161
Balance at end of year
176
147
(1,095)
(1,161)
Unfunded status at end of year
(176)
(147)
(1,095)
(1,161)
Net amount recognised
(176)
(147)
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
2009
2010
Figures in million                                                                                            2010
2009
SA Rands
US Dollars
28   Provision for pension and post-
retirement benefits (continued)
Post-retirement medical scheme for AngloGold
Ashanti Limited South African employees
(continued)
Components of net periodic benefit cost
4
6
Current service cost
1
1
75
97
Interest cost
13
9
79
103
Net periodic benefit cost
14
10
Assumptions
Assumptions used to determine benefit obligations at
the end of the year are as follows:
Discount rate
8.50%
9.25%
Expected increase in health care costs
7.60%
7.00%
Assumed health care cost trend rates at
31 December:
Health care cost trend assumed for next year
7.60%
7.00%
Rate to which the cost trend is assumed to decline
(the ultimate trend rate)
7.60%
7.00%
1% point
Assumed health care cost trend rates have a significant
1% point
increase
effect on the amounts reported for health care plans.
increase
A 1% point change in assumed health care cost trend
rates would have the following effect:
13
Effect on total service and interest cost
2
142
Effect on post-retirement benefit obligation
22
1% point
1% point
decrease
decrease
(11)
Effect on total service and interest cost
(2)
(120)
Effect on post-retirement benefit obligation
(18)
Cash flows
Contributions
AngloGold Ashanti Limited expects to contribute $14m,
R95m (2010: $14m, R104m) to the post-retirement
medical plan in 2011.
Group financial statements

P

2009
2010
Figures in million                                                                                            2010
2009
SA Rands
US Dollars
28    Provision for pension and post-
retirement benefits (continued)
Post-retirement medical scheme for AngloGold
Ashanti Limited South African employees
(continued)
Estimated future benefit payments
The following medical benefit payments, which reflect
the expected future service, as appropriate, are
expected to be paid:
95
2011
14
105
2012
16
107
2013
16
108
2014
16
107
2015
16
639
Thereafter
98
Other defined benefit plans
Other defined benefit plans include the Ashanti Retired
Staff Pension Plan, the Obuasi Mines Staff Pension
Scheme, the Post-retirement medical scheme for Rand
Refinery employees, the Retiree Medical Plan for North
American employees, the Supplemental Employee
Retirement Plan for North America (USA) Inc. employees
and the Nuclear Fuels South Africa (NUFCOR) – Retiree
Medical Plan for Nufcor South Africa employees.
Information in respect of other defined benefit plans for
the year ended 31 December 2010 has been
aggregated in the tables of change in benefit obligations,
change in plan assets and components of net periodic
benefit cost and is as follows:
Benefit obligation
166
131
Balance at beginning of year
18
17
6
6
Interest cost
1
–
(2)
35
Actuarial loss (gain)
5
–
(14)
(15)
Benefits paid
(2)
(1)
(25)
(14)
Translation
–
2
131
143
Balance at end of year
22
18
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
2009
2010
Figures in million                                                                                           2010
2009
SA Rands
US Dollars
28   Provision for pension and post-
retirement benefits (continued)
Other defined benefit plans (continued)
Plan assets
60
63
Fair value of plan assets at beginning of year
8
6
4
5
Expected return on plan assets
1
–
3
3
Actuarial gain
1
–
(3)
(4)
Benefits paid
(1)
–
(1)
(2)
Translation
1
2
63
65
Fair value of plan assets at end of year
10
8
(68)
(78)
Net amount recognised analysed as follows:
(12)
(10)
15
19
– funded plans
3
2
(83)
(97)
– unfunded plans
(15)
(12)
Components of net periodic benefit cost
6
6
Interest cost
1
–
(4)
(5)
Expected return on plan assets
(1)
–
2
1
Net periodic benefit cost
–
–
Cash flows
The other retirement defined benefit plans are all closed
to new members and current members are either retired
or deferred members. The companies do not make
contributions to these plans.
Estimated future benefit payments
The following pension benefit payments, which reflect
the expected future service, as appropriate, are
expected to be paid:
12
2011
2
11
2012
2
11
2013
2
11
2014
2
11
2015
2
87
Thereafter
12
Group financial statements

P

28   Provision for pension and post-retirement benefits (continued)
Five-year defined benefit plan disclosure
Figures in million 2010
2009
2008
2007
2006
US Dollars
AngloGold Ashanti Limited Pension Fund
Defined benefit obligation
334
269                   199                 257                  224
Plan assets
(334)
(274)
(188)
(293)
(262)
Net (funded) unfunded
–
(5)
11                   (36)
(38)
Experience adjustments on plan liabilities
–
3                   17                      3                    14
Experience adjustments on plan assets
(11)
(12)
33                      1
(40)
Post-retirement medical scheme for
AngloGold Ashanti Limited South African
employees
Defined benefit obligation
176
147                   113                  165                   156
Unfunded
176
147                   113                  165                   156
Experience adjustments on plan liabilities
1
16                      6                   (2)
(8)
Other defined benefit plans
Defined benefit obligation
22
18                     17                   18                    19
Plan assets
(10)
(8)
(6)
(9)
(8)
Unfunded
12
10                     11                     9                    11
Experience adjustments on plan liabilities
5
–                      1                      1                     –
Experience adjustments on plan assets
–
–                       1                     –                      –
SA Rands
AngloGold Ashanti Limited Pension Fund
Defined benefit obligation
2,191
1,998                1,885                1,753                1,568
Plan assets
(2,192)
(2,036)
(1,785)
(1,997)
(1,835)
Net (funded) unfunded
(1)
(38)
100                 (244)
(267)
Experience adjustments on plan liabilities
3
24
138                    23                    95
Experience adjustments on plan assets
(81)
(99)
276                      6
(272)
Post-retirement medical scheme for
AngloGold Ashanti Limited South African
employees
Defined benefit obligation
1,161
1,095                1,070                1,121               1,094
Unfunded
1,161
1,095                1,070                1,121               1,094
Experience adjustments on plan liabilities
6
134                    46                   (13)
(57)
Other defined benefit plans
Defined benefit obligation
143
131                   166                  134                  132
Plan assets
(65)
(63)
(60)
(67)
(63)
Unfunded
78
68
106                     67                   69
Experience adjustments on plan liabilities
31
(2)
10                      5                     3
Experience adjustments on plan assets
(3)
(3)
13                     (2)
–
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
28 Provision for pension and post-retirement benefits (continued)
Defined contribution funds
Contributions to the various retirement schemes are fully expensed during the year in which they are made and the cost of contributing to retirement benefits for the year amounted to $64m, R471m (2009: $53m, R447m).
Australia (Sunrise Dam)
The region contributes to various approved superannuation funds for the provision of benefits to employees and their dependants on retirement, disability or death. The fund is a multi-industry national fund with defined contribution arrangements.
Contribution rates by the operation on behalf of employees varies, with minimum contributions meeting compliance requirements under the Superannuation Guarantee legislation. The contributions by the operation are legally enforceable to the extent required by the Superannuation Guarantee legislation and relevant employment agreements. The cost to the group of all these contributions amounted to $4m, R26m (2009: $4m, R34m).
Ghana and Guinea (Iduapriem, Obuasi and Siguiri)
AngloGold Ashanti Limited’s mines in Ghana and Guinea contribute to provident plans for their employees which are defined contribution plans. The funds are administered by Boards of Trustees and invest mainly in Ghana and Guinea government treasury instruments, fixed term deposits and other investments. The cost of these contributions was $5m, R38m (2009: $4m,
R34m).
Namibia (Navachab)
Navachab employees are members of a defined contribution provident fund. The fund is administered by the Old Mutual Life
Assurance Company (Namibia) Limited. Both the company and the employees contribute to this fund. The cost to the group of all these contributions amounted to $1m, R11m (2009: $1m, R10m).
North America (Cripple Creek & Victor)
AngloGold Ashanti Limited US sponsors a 401(k) savings plan whereby employees may contribute up to 60% of their salary, of which up to 5% is matched at a rate of 150% by AngloGold Ashanti Limited USA. AngloGold Ashanti Limited USA’s
contributions were $2m, R14m (2009: $2m, R14m).
South Africa (Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka and TauTona)
South Africa contributes to various industry-based pension and provident retirement plans which cover substantially all employees and are defined contribution plans. These plans are all funded and the assets of the schemes are held in administrated funds separately from the group’s assets. The cost of providing these benefits amounted to $48m, R353m
(2009: $41m, R344m).
South America (AngloGold Ashanti Córrego do Sitío Mineração, Cerro Vanguardia and Serra Grande)
AngloGold Ashanti in South America operates defined contribution arrangements for its employees. These arrangements are funded by the operations (basic plan) and operations/employees (optional supplementary plan). A PGBL (Plano Gerador de
Beneficio Livre) fund, similar to the American 401(k) type of plan was started in December 2001. Administered by Bradesco
Previdencia e Seguros (which assumes the risk for any eventual actuarial liabilities), this is the only private pension plan sponsored by the group. Employees in Argentina contribute 11% of their salaries towards the Argentinean pension fund. The company makes a contribution of 17% of an employee’s salary on behalf of employees to the same fund. Contributions amounted to $4m, R29m (2009: $1m, R11m).
Tanzania (Geita)
Geita does not have a retirement scheme for employees. Tanzanian nationals contribute to the National Social Security Fund
(NSSF) or the Parastatal Provident Fund (PPF), depending on the employee’s choice, and the company also makes a contribution on the employee’s behalf to the same fund. On leaving the group, employees may withdraw their contribution from the fund. From July 2005, the company has set up a supplemental provident fund which is administered by the PPF with membership available to permanent national employees on a voluntary basis. The company makes no contribution towards any retirement schemes for contracted expatriate employees. The company contributes to the NSSF on behalf of expatriate employees. On termination of employment the company may apply for a refund of contributions from the NSSF.
Group financial statements

P

2009
2010
Figures in million                                                                                           2010
2009
SA Rands
US Dollars
29   Deferred taxation
Deferred taxation relating to temporary differences is
made up as follows:
Liabilities
9,883
9,137
Tangible assets
1,391
1,329
85
67
Inventories
10
11
9
–
Derivatives
–
1
26
29
Other
4
4
10,003
9,233
1,405
1,345
Assets
1,326
1,672
Provisions
254
178
2,488
7
Derivatives
1
335
998
1,739
Tax losses
264
134
43
36
Other
6
6
4,855
3,454
525
653
5,148
5,779
Net deferred taxation liability
880
692
Included in the statement of financial position as
follows:
451
131
Deferred tax assets
20
61
5,599
5,910
Deferred tax liabilities
900
753
5,148
5,779
Net deferred taxation liability
880
692
The movement on the deferred tax balance is as
follows:
5,363
5,148
Balance at beginning of year
692
567
Taxation on items included in other comprehensive
304
39
income
5
40
(166)
923
Income statement movement
129
(17)
(353)
(331)
Translation
54
102
5,148
5,779
Balance at end of year
880
692
No provision has been made for South African income tax or foreign tax that may result from future remittances of undistributed earnings of foreign subsidiaries or foreign corporate joint ventures because it is expected that such earnings will not be distributed as a dividend in the foreseeable future. These foreign subsidiaries reinvest the undistributed earnings into future capital expansion projects, maintenance capital and ongoing working capital funding requirements. Unrecognised taxable temporary differences pertaining to undistributed earnings totalled $532m, R3,492m (2009: $409m, R3,045m).
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
2009
2010
Figures in million                                                                                            2010
2009
SA Rands
US Dollars
30   Trade, other payables and deferred
income
Non-current
58
58
Accruals
9
8
42
44
Deferred income
7
5
8
8
Other payables
1
1
108
110
17
14
Current
2,531
2,653
Trade payables
404
340
1,569
1,749
Accruals
266
211
93
69
Deferred income
10
13
139
159
Other payables
25
18
4,332
4,630
705
582
4,440
4,740
Total trade, other payables and deferred income
722
596
Current trade and other payables are non-interest
bearing and are normally settled within 60 days.
31  Taxation
1,033
1,059
Balance at beginning of year
142
109
(1,232)
(1,371)
Payments during the year
(188)
(147)
1,338
1,095
Provision during the year
147
164
Transfer to recoverable tax in non-current trade and
3
6
other receivables and assets held for sale
1
–
(83)
(83)
Translation
5
16
1,059
706
Balance at end of year
107
142
Included in the statement of financial position as follows:
127
176
Taxation asset included in trade and other receivables
27
17
1,186
882
Taxation liability
134
159
1,059
706
107
142
Group financial statements

P

2009
2010
Figures in million                                                                                          2010
2009
SA Rands
US Dollars
32   Cash generated from operations
(1,173)
3,036
Profit (loss) before taxation
405
(121)
Adjusted for:
Movement on non-hedge derivatives and other
14,417
2,946
commodity contracts
408
1,787
4,615
5,022
Amortisation of tangible assets (notes 4, 9 and 15)
690
555
1,146
1,203
Finance costs and unwinding of obligations (note 7)
166
139
(47)
535
Environmental rehabilitation and other expenditure
78
(6)
(5,148)
1,076
Special items
152
(683)
18
18
Amortisation of intangible assets (notes 4 and 16)
2
2
(467)
921
Deferred stripping
125
(48)
Fair value adjustment on option component of
249
(39)
convertible bonds
1
33
–
382
Fair value loss on mandatory convertible bonds
55
–
(444)
(311)
Interest received (note 3)
(43)
(54)
(785)
(467)
Share of equity accounted investments’ profit (note 8)
(63)
(94)
(853)
250
Other non-cash movements
37
(115)
(951)
(1,537)
Movements in working capital
(299)
(50)
10,577
13,035
1,714
1,345
Movements in working capital:
634
(667)
(Increase) decrease in inventories
(236)
(155)
106
(781)
(Increase) decrease in trade and other receivables
(142)
(45)
(1,691)
(89)
Increase (decrease) in trade and other payables
79
150
(951)
(1,537)
(299)
(50)
33   Related parties
Material related party transactions were as follows
(not attributable):
Sales and services rendered to related parties
155
137
Joint ventures
19
19
(1)
(5)
Associates
(1)
–
Purchases and services acquired from related parties
16
20
Associates
3
2
Outstanding balances arising from sale of goods
and services and other loans due by related parties
34
56
Joint ventures
8
5
59
17
Associates
3
8
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
2009
2010
Figures in million                                                                                          2010
2009
SA Rands
US Dollars
33   Related parties (continued)
Amounts owed to/due by related parties are unsecured
and non-interest bearing. Terms relating to associate
and joint venture related parties are detailed in note 17.
Details of guarantees to related parties are included in
note 34.
Directors and other key management personnel
Details relating to directors’ emoluments and
shareholdings in the company are disclosed in the
Remuneration and Directors’ reports. (Detailed from
page 214).
Compensation to key management personnel includes
the following:
92
97
– short-term employee benefits
13
11
13
12
– post-employment benefits
2
1
23
9
– share-based payments
1
3
128
118
16
15
34   Contractual commitments and
contingencies
Operating leases
At 31 December 2010, the group was committed to
making the following payments in respect of operating
leases for amongst others, the hire of plant and
equipment and land and buildings. Certain contracts
contain renewal options and escalation clauses for
various periods of time.
Expiry:
70
116
– within one year
18
9
13
48
– between one and two years
7
2
28
12
– between two and five years
2
4
1
3
– after five years
–
–
112
179
27
15
Group financial statements

P

34   Contractual commitments and contingencies (continued)
Finance leases
The group has finance leases for plant and equipment, buildings and motor vehicles. The leases for plant and equipment and buildings have terms of renewal but no purchase options. The motor vehicle leases have no purchase options. Renewals are at the option of the specific entity that holds the lease. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:
Present
Present
value of
Minimum
Minimum
value of
payments
payments
Figures in million                                                                           payments
payments
2010 2010
SA Rands US Dollars
37 68 Within one year 10 6
118 222 After one year but not more than five years 34 17
228 314 More than five years 48 35
383 604 Total minimum lease payments 92 58
– (221) Amounts representing finance charges (34) –
383 383 Present value of minimum lease payments 58 58
2009 2009
40 73 Within one year 10 5
149 262 After one year but not more than five years 35 20
241 350 More than five years 48 34
430 685 Total minimum lease payments 93 59
– (255) Amounts representing finance charges (34) –
430 430 Present value of minimum lease payments 59 59
2009
2010
Figures in million                                                                                     2010
2009
SA Rands US Dollars
Capital commitments
Acquisition of tangible assets
976 1,156 Contracted for 176 131
12,515 6,494 Not contracted for 988 1,683
13,491 7,650 Authorised by the directors 1,164 1,814
Allocated to:
Project capital
1,965 2,841 – within one year 433 264
4,419 702 – thereafter 107 594
6,384 3,543 540 858
Stay-in-business capital
5,244 2,664 – within one year 404 705
1,863 1,443 – thereafter 220 251
7,107 4,107 624 956
42 81 Share of underlying capital commitments of joint ventures 12 6
Goup financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
34  Contractual commitments and contingencies (continued)
2009
2010
Figures in million                                                                                     2010
2009
SA Rands
US Dollars
Purchase obligations
Contracted for
2,573
2,614
– within one year
398
346
713
922
– thereafter
140
96
3,286
3,536
538
442
Purchase obligations represent contractual obligations for the purchase of mining contract services, power, supplies, consumables, inventories, explosives and activated carbon.
To service these capital commitments, purchase obligations and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations, and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
Summary of contracted uranium sales as at 31 December 2010
The group had the following forward pricing uranium commitments:
Average
contracted
price
Year
000lbs
(1)
($/lbs)
(2)
2011
494
33.97
2012
494
34.35
2013
494
34.74
Great Noligwa, Kopanang and Moab Khotsong produced 1.46m pounds of uranium oxide in 2010 (2009: 1.44m pounds).
(1)
Certain contracts allow the buyer to adjust the purchase quantity within a specified range.
(2)
Certain contracts are subject to price adjustment mechanisms. In these cases the price disclosed indicates the previous periodic price reset.
In addition, the group had gold sale commitments as disclosed in note 35.
Group financial statements

P

34 Contractual commitments and contingencies (continued)
Liabilities
Liabilities
Liabilities
Liabilities
included
Guaran-
included
Guaran-
Guaran-
included
Guaran-
included
in the
tees
in the
tees
tees
in the
tees
in the
statement
and
statement
and
and     statement
and
statement
of financial
contin-
of financial
contin-
contin- of
financial
contin-
of financial
position
gencies
position
gencies
Figures in million                    gencies     position
gencies
position
2009 2010 2010 2009
SA Rands US Dollars
Contingent liabilities
–                –                   –                  –
Groundwater pollution
(1)
–                  –
–                  –
Deep groundwater
–                –                    –
– pollution – South Africa
(2)
– –
–                  –
Sales tax on gold
–            560
– 587 deliveries – Brazil
(3)
89                   –
76                   –
Other tax disputes
–            191
– 219 – Brazil
(4)
34                   –
25                   –
–              67                   –
70 Indirect taxes – Ghana
(5)
11                   –
9                   –
–               –                    –
– ODMWA litigation
(6)
–                  –
–                   –
Contingent assets
Royalty – Boddington
–               –                    –
– Gold Mine
(7)
–                  –
–                   –
Royalty – Tau Lekoa Gold
–               –                    –
– Mine
(8)
–                  –
–                   –
Guarantees
Financial guarantees
–           100
– 100 Oro Group (Pty) Limited
(9)
15 –
13                    –
Hedging guarantees
Ashanti Treasury
3,293         3,293
– – Services
(10) (13)
–                  –
443                 443
Geita Management
3,213         3,213
– – Company
(11) (13)
–                   –
432                432
AngloGold South
1,071         1,071
– – America
(12) (13)
–                    –
144                144
AngloGold USA
1,679         1,679
– – Trading Company
(12) (13)
–                    –
226                226
–             –                      –
– Cerro Vanguardia S.A.
(12) (13)
–                  –
–                  –
9,256       10,174
–               976
149 –
1,368              1,245
Contingent liabilities
(1)
AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural
Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)
The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West
Rand gold fields. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resources and affected mining companies are involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
34 Contractual commitments and contingencies (continued)
Contingent liabilities (continued)
(3)
Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Córrego do Sitío Mineração S.A. manages the operation and its attributable share of the first assessment is approximately $55m, R363m (2009: $47m, R347m). In November 2006, the
administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period.
The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the company’s attributable share of the assessment is approximately $34m, R224m (2009: $29m, R213m). The company believes both assessments are in violation of federal legislation on sales taxes.
(4)
MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The company’s attributable share of the assessment is approximately $10m, R64m (2009: $8m, R66m). AngloGold
Ashanti Limited subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $24m, R155m (2009: $17m, R125m).
(5)
AngloGold Ashanti (Ghana) Limited received a tax assessment for $11m, R70m (2009: $9m, R67m) during September 2009 in respect of the 2006, 2007 and 2008 tax years, following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.
(6)
The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the
Supreme Court of Appeals in 2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited. A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the
Constitutional Court was handed down on 3 March 2011.
Following the judgement, Mr Mankayi’s executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of
AngloGold Ashanti.
The company is still studying the details of the Constitutional Court judgement and will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too would be defended by the company and adjudicated by the Courts on their merits. In view of the limitation of current information for the accurate estimation of a possible liability, no reliable estimate can be made for this possible obligation.
Contingent assets
(7)
As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington
Gold Mine’s cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m,
R657m. Royalties of $4m, R30m were received during the year.
(8)
As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed
R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty will be determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties of $3m, R21m were received during the year.
Guarantees
(9)
The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $15m, R100m (2009: $13m, R100m). The suretyship agreements have a termination notice period of 90 days.
(10)
The group, together with its wholly owned subsidiary, AngloGold Ashanti Holdings plc, has provided guarantees to several counterparty banks for the hedging commitments of its wholly owned subsidiary Ashanti Treasury Services Limited (ATS).
(11)
The group and its wholly owned subsidiary, AngloGold Ashanti Holdings plc, have issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance by the Geita Management Company Limited (GMC)
of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due.
(12)
The group has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.
(13)
At 31 December 2010, the group had no open gold hedge contracts.
Group financial statements

P

35 Financial risk management activities
In the normal course of its operations, the group is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the group may enter into transactions which make use of both on- and off-balance sheet derivatives. The group does not acquire, hold or issue derivatives for speculative purposes. The group has developed a comprehensive risk management process to facilitate, control and monitor these risks.
The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.
Managing risk in the group
Risk management activities within the group are the ultimate responsibility of the board of directors. The chief executive officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The newly formed Risk and Information Integrity Committee is responsible for overseeing risk management plans and systems, and the
Audit and Corporate Governance Committee oversees financial risks which include a review of treasury activities and the group’s counterparties.
The financial risk management objectives of the group are defined as follows:
•
safeguarding the group’s core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
•
effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
•
ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
•
ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the group and that they comply where necessary with all relevant regulatory and statutory requirements.
Gold price and foreign exchange risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The group has transactional foreign exchange exposures, which arise from sales or purchases by an operating unit in currencies other than the unit’s functional currency. The gold market is predominately priced in US dollars which exposes the group to the risk that fluctuations in the SA rand/US dollar, Brazilian real/US dollar, Argentinean peso/US dollar and Australian dollar/US dollar exchange rates may also have an adverse effect on current or future earnings. The group is also exposed to certain by-product commodity price risk.
During the year, the group had utilised derivatives as part of its hedging of these risks. In order to provide financial exposure to the rising spot price of gold and the potential for enhanced cash-flow generation the group completed its final tranche of the hedge buy-back programme and settled all forward gold and foreign exchange contracts that had been used by the group in the past to manage those risks. At year-end there were no net forward sales contracts (2009: 571kg), net call options sold
(2009: 120,594kg) and net put options sold (2009: 27,071kg) outstanding.
Cash flow hedges
The group’s cash flow hedges consist of commodity and foreign exchange forward contracts that are used to protect against exposures to variability in future commodity, foreign exchange and capital expenditure cash flows. The amounts and timing of future cash flows are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The contractual cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions. Gains and losses are initially recognised directly in other comprehensive income and reclassified to earnings as gold income or as an adjustment to depreciation expense pertaining to capital expenditure, when the forecast transactions affect the income statement.
The group does not have any cash flow hedge contracts relating to product sales as at 31 December 2010. Cash flow hedge losses pertaining to capital expenditure of $3m, R21m as at 31 December 2010 (2009: $4m, R27m) are expected to be reclassified from accumulated other comprehensive income and recognised as an adjustment to depreciation expense until 2017.
The gains and losses on ineffective portions of such derivatives are recognised in the income statement. During the year to
31 December 2010, a loss of nil (2009: $5m, R40m) was recognised on non-hedge derivatives and other commodity contracts in the income statement due to hedge ineffectiveness.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
35   Financial risk management activities (continued)
Non-hedge derivatives
Loss on non-hedge derivatives and other commodity contracts is summarised as follows:
Figures in million
2010
2009
US Dollars
Loss on hedge buy-back costs
(2,698)
(797)
(Loss) gain on realised non-hedge derivatives and other commodity contracts
(277)
254
Gain (loss) on unrealised non-hedge derivatives and other commodity contracts
2,273
(990)
Loss on non-hedge derivatives and other commodity contracts per the income statement
(702)
(1,533)
SA Rands
Loss on hedge buy-back costs
(18,954)
(6,315)
(Loss) gain on realised non-hedge derivatives and other commodity contracts
(2,073)
2,476
Gain (loss) on unrealised non-hedge derivatives and other commodity contracts
15,891
(8,095)
Loss on non-hedge derivatives and other commodity contracts per the income statement
(5,136)
(11,934)
The loss on non-hedge derivatives and other commodity contracts was $702m, R5,136m (2009: $1,533m, R11,934m).
This is as a result of the accelerated hedge book settlement, normal realised losses on non-hedge derivatives and the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and volatilities. In 2009, forward gold contracts previously qualifying for the normal sale exemption were included in the statement of financial position, with a change in fair value recognised in the income statement as a non-hedge derivative loss of $556m,
R4,144m.
During 2010, the group eliminated its gold hedge book resulting in full exposure to the prevailing gold price. The loss on scheduled hedge book maturities during 2010 was $277m, R2,073m. The loss on non-hedge derivatives includes a realised loss of $2,698m, R18,954m, relating to the final tranche of the accelerated hedge buy-back of approximately 3Moz that commenced in September 2010 and was concluded on 7 October 2010 at an average price of $1,300/oz. The realised loss mainly consists of accelerated cash settlement of non-hedge derivative positions of $2,611m, R18,333m. The final phase of hedge restructuring was funded with proceeds from the equity offering and the mandatory convertible bonds issued in September, as well as cash from internal sources and debt facilities.
During 2009, the company embarked on a hedge buy-back that resulted in the accelerated settlement of both non-hedge, forward and option gold contracts qualifying for the normal sale exemption (which permits the group to not record such amounts in its financial statements until the maturity date of the contract) under which the group had committed to deliver a specified quantity of gold at a future date in exchange for an agreed price. As a result of the accelerated settlement of the normal sale exempted contracts, all remaining contracts scheduled to mature in later periods had been determined to not meet all of the requirements necessary for them to continue to qualify for the normal sales exemption in future periods and were accounted for as non-hedge derivatives and recorded on the statement of financial position at fair value with fair value changes recognised in the income statement.
The total realised loss before taxation as a result of the hedge elimination (hedge buy-back) effected during the year was
$2,698m, R18,954m (2009: $797m, R6,315m), of which $2,293m, R16,077m (2009: $217m, R1,719m) was due to the
accelerated settlement of non-hedge derivatives and $405m, R2,877m (2009: $580m, R4,596m) was due to the accelerated settlement of forward gold contracts previously qualifying for the normal sale exemption.
Net open hedge position as at 31 December 2010
As at 31 December 2010, AngloGold Ashanti had no outstanding commitments against future production as a result of the elimination of the hedge book. At 31 December 2009, the marked-to-market value of all derivatives, irrespective of accounting designation, making up the hedge position was negative $2.18bn, negative R16.18bn based on a gold price of $1,102 per ounce, exchange rates of $1 = R7.4350 and A$1 = $0.8967 and the market interest rates and volatilities prevailing at that date.
Group financial statements

P

35  Financial risk management activities (continued)
Net open hedge position as at 31 December 2010 (continued)
The table below reflects the hedge position as at 31 December 2010 and includes the effect of all accelerated non-hedge settlements undertaken during the year.
Summary: All open contracts in the group’s commodity hedge position as at 31 December 2010
Year
2010
2009
US Dollars/Gold
Forward contracts
Amount (kg)
– (1,295)
(1)
$/oz – $5,457
(1)
Put options sold
Amount (kg)
– 25,827
$/oz – $764
Call options sold
Amount (kg)
– 122,460
$/oz – $605
SA Rands/Gold
Rand/Gold
Forward contracts
Amount (kg)
– (1,244)
(1)
R/kg – R232,225
(1)
Put options sold
Amount (kg)
– 1,244
R/kg – R240,354
Call options sold
Amount (kg)
– 1,244
R/kg – R262,862
Australian Dollars/Gold
Forward contracts
Amount (kg)
– 3,110
A$/oz – A$646
Call options purchased
Amount (kg)
– 3,110
A$/oz – A$712
Total net gold
Delta (kg)
– (108,482)
(2)
Delta (oz) – (3,487,779)
(2)
The open delta hedge position of the group at 31 December 2010 was nil (31 December 2009: 3.49Moz or 108t).
(1)
Represents a net long gold position and net short US dollars/rands position resulting from both forward sales and purchases for the period.
(2)
The delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2009.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
35   Financial risk management activities (continued)
Net open hedge position as at 31 December 2010 (continued)
As at 31 December 2010, the group had no open forward exchange or option contracts in its currency and gold hedge position.
The mix of hedging instruments, the volume of production hedged and the tenor of the hedge book is continually reviewed in the light of changes in operational forecasts, market conditions and the group’s hedging policy.
Forward sales contracts require the future delivery of the underlying at a specified price.
A put option gives the put buyer the right, but not the obligation, to sell the underlying to the put seller at a predetermined price on a predetermined date.
A call option gives the call buyer the right, but not the obligation, to buy the underlying from the call seller at a predetermined price on a predetermined date.
Interest rate and liquidity risk
Fluctuations in interest rates impact on the value of short-term cash investments and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the group receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market-related returns while minimising risks. The group is able to actively source financing at competitive rates. The counterparties are financial and banking institutions and their credit ratings are regularly monitored.
The group has sufficient undrawn borrowing facilities available to fund working capital requirements (notes 26 and 36).
The following are the contractual maturities of financial liabilities, including interest payments.
Non-derivative financial liabilities
Between
Between
Within one year
one and two years        two and five years
After five years
Effective
Effective
Effective
Effective
rate
rate
rate
rate
Total
Million
%
Million
%
Million
%
Million
%
Million
2010
Financial guarantees
(3)
15                              –
–                              –
15
Borrowings
306                           142                             1,792           1,695                                          3,935
– In USD
190             5.2          136             5.2            1,775
5.2         1,647
5.7           3,748
– ZAR in USD equivalent
114             7.3             4
9.8              15            9.8            48              9.8             181
– BRL in USD equivalent
2            5.3              2
5.7                2
6.0              –
6
Trade and other payables
703                               –
–
–
703
2009
Financial guarantees
(3)
–                              –                                  –
13
13
Borrowings
1,332                              41
826                               47
2,246
– In
USD
1,327             2.3             35               3.5           810            3.5               –
2,172
– ZAR in USD equivalent
3
9.8              4                9.8            12            9.8             47              9.8             66
– BRL in USD equivalent
2
6.1               2
6.0                4
6.0               –
8
Trade and other payables
573                                –                                  –                               –
573
(3)
Not included in the statement of financial position.
Group financial statements

P

35 Financial risk management activities (continued)
Non-derivative financial liabilities (continued)
The contractual maturities of financial liabilities in SA rands can be calculated by applying the exchange rate in US dollars of
$1 = R6.5701 at 31 December 2010 (2009: $1 = R7.4350).
Derivative financial assets and (liabilities)
At 31 December 2010, the group had no open hedge and non-hedge contracts as a result of the hedge book elimination.
The following were the undiscounted forecast principal cash flows arising from all derivative contracts included in the statement of financial position (cash flow hedges and non-hedges) as at 31 December 2009 based on scheduled maturity dates:
Between
Between
Within
one and
two and
After
Figures in million
one year
two years
five years
five years
Total
US Dollars
At 31 December 2009
Cash inflows from assets
277 46 13 – 336
Cash outflows from liabilities (722) (543) (1,468) (18) (2,751)
Net cash outflows (445) (497) (1,455) (18) (2,415)
SA Rands
At 31 December 2009
Cash inflows from assets
2,068 339 93 – 2,500
Cash outflows from liabilities (5,367) (4,038) (10,915) (136) (20,456)
Net cash outflows (3,299) (3,699) (10,822) (136) (17,956)
Credit risk
Credit risk arises from the risk that a counterparty may default or not meet its obligations timeously. The group minimises credit risk by ensuring that credit risk is spread over a number of counterparties. These counterparties are financial and banking institutions. Counterparty credit limits and exposures are reviewed by the Executive Committee. Where possible, management ensures that netting agreements are in place. No set-off is applied to the statement of financial position due to the different maturity profiles of assets and liabilities. The combined maximum credit risk exposure at the reporting date by class of derivative financial instrument is $1m, R6m (2009: $335m, R2,490m) on a contract-by-contract basis.
The combined maximum credit risk exposure of the group is as follows:
Figures in million
2010
2009
2010
2009
US Dollars SA Rands
Commodity option contracts – 47 – 351
Forward sale commodity contracts – 283 – 2,099
Warrants on shares 1 5 6 40
Total derivatives 1 335 6 2,490
Other investments 104 60 682 447
Other non-current assets 7 1 43 12
Trade and other receivables 120 80 790 599
Cash restricted for use (note 22) 43 65 283 481
Cash and cash equivalents (note 23) 575 1,100 3,776 8,176
Total financial assets 850 1,641 5,580 12,205
Financial guarantees 15 13 100 100
Total 865 1,654 5,680 12,305
In addition, the group has also guaranteed the hedging commitments of several subsidiary companies as disclosed in note 34.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
35 Financial risk management activities (continued)
Credit risk (continued)
Credit risk exposure of all derivatives netted by counterparties amounts to nil (2009: $104m, R773m). Trade and other receivables that are past due but not impaired totalled $85m, R556m (2009: $45m, R337m). Trade and other receivables that are impaired totalled $8m, R21m (2009: $32m, R237m) and other investments that are impaired totalled $2m, R16m
(2009: nil). No other financial assets are past due but not impaired.
Trade receivables mainly comprise banking institutions purchasing gold bullion. Normal market settlement terms are two working days. No impairment was recognised as the principal receivables continue to be in a sound financial position.
The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of counterparties.
Fair value of financial instruments
The estimated fair value of financial instruments are determined at discrete points in time based on relevant market information.
The estimated fair value of the group’s financial instruments as at 31 December are as follows:
Type of instrument
Carrying
Fair
Carrying
Fair
Figures in million
amount
value
amount
value
US Dollars
2010
2009
Financial assets
Other investments (note 18)
237                  229                 175                   171
Other non-current assets
7                     7                    1                      1
Trade and other receivables
120                   120
80                    80
Cash restricted for use (note 22)
43                    43                   65                    65
Cash and cash equivalents (note 23)
575                   575
1,100                1,100
Derivatives
1                      1
335                   335
Financial liabilities
Borrowings (note 26)
2,704                 3,054              1,931                 2,153
Trade and other payables
703                   702                 573                   572
Derivatives
176                   176
2,701                  2,701
SA Rands
Financial assets
Other investments (note 18)
1,555                 1,507              1,302                 1,279
Other non-current assets
43                     43                  12                      13
Trade and other receivables
790                    790
599                     599
Cash restricted for use (note 22)
283                    283                481                    481
Cash and cash equivalents (note 23)
3,776                  3,776             8,176                  8,176
Derivatives
6                        6
2,490                   2,490
Financial liabilities
Borrowings (note 26)
17,763                  20,060          14,355                 16,004
Trade and other payables
4,610                    4,603           4,272                   4,266
Derivatives
1,158                    1,158
20,080                  20,080
The amounts in the tables above do not necessarily agree with the totals in the notes as only financial assets and liabilities are shown.
Group financial statements

P

35 Financial risk management activities (continued)
Fair value of financial instruments (continued)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use and cash and cash equivalents
The carrying amounts approximate fair value because of the short-term duration of these instruments.
Trade and other receivables and trade and other payables
The fair value of the non-current portion of trade and other receivables and trade and other payables has been calculated using market interest rates.
Investments and other non-current assets
Listed equity investments classified as available-for-sale are carried at fair value while fixed income investments and other non-
current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates. The unlisted equity investment is carried at cost. There is no active market for the unlisted equity investment and fair value cannot be reliably measured.
Borrowings
The mandatory convertible bonds are carried at fair value. The convertible and rated bonds are carried at amortised cost and their fair values are their closing market value at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Mandatory convertible bonds carried at fair value
In September 2010, the group issued mandatory convertible bonds at a coupon rate of 6% due in September 2013. The conversion of the mandatory convertible bonds into ADSs was subject to shareholder approval, which was granted in October
2010. These bonds are convertible into a variable number of shares ranging from 18,140,000 at a share price equal to or less than $43.50, to 14,511,937 at a share price equal to or greater than $54.375, each as calculated in accordance with the formula set forth in the indenture.
The mandatory convertible bonds contain certain embedded derivatives relating to change in control and anti-dilution protection provisions. The shareholders have authorised that the convertible bonds will be settled in equity and not have any cash settlement potential except if a fundamental change or conversion rate adjustment causes the number of ADSs deliverable upon conversion to exceed the number of shares reserved for such purpose, among other circumstances provided in the indenture, and therefore the group has chosen to recognise the instrument, in its entirety, at fair value. Depending on the final calculated share price on the date of conversion, the liability recognised may differ from the principal amount.
Other convertible bonds that have been issued by the group will only be settled in equity if future events, outside the group's control, result in equity settlement and thus have a potential cash settlement at maturity that will not exceed the principal amount, in those circumstances the liabilities are recognised at amortised cost.
In determining the fair value liability of the mandatory convertible bonds, the group has measured the effect based on the ex interest NYSE closing price on the reporting date. The ticker code used by the NYSE for the mandatory convertible bonds is
AUPRA. The accounting policy of the group is to recognise interest expense separately from fair value adjustments in the income statement. Interest is recognised on the yield to maturity basis determined at the date of issue, which was 4.55%.
The contractual principal amount of the mandatory convertible bonds is $789m, provided the calculated share price of the group is within the range of $43.50 to $54.375. If the calculated share price is below $43.50, the group will recognise a gain on the principal amount and above $54.375 a loss. As at 31 December 2010, the actual share price was $49.23.
The total fair value of the mandatory convertible bonds on 15 September 2010 (date of issue) amounted to $819m. A bond issue discount of $30m was recognised in special items in the income statement. The mandatory convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly owned by AngloGold Ashanti Limited. AngloGold
Ashanti Limited has fully and unconditionally guaranteed the mandatory subordinated convertible bonds issued by AngloGold
Ashanti Holdings Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
35 Financial risk management activities (continued)
Fair value of financial instruments (continued)
Derivatives
The fair value of derivatives are estimated based on ruling market prices, volatilities, interest rates and credit risk as at
31 December 2010 and includes all derivatives carried in the statement of financial position.
The group uses the Black-Scholes option pricing formula to value option contracts. One of the inputs into the model is the level of volatility. These volatility levels are themselves not exchange traded. The group uses volatility inputs supplied by leading market participants (international banks).
Derivative assets (liabilities) comprise the following:
Assets
Liabilities
Cash flow
Non-
Cash flow
Non-
hedge
hedge
hedge
hedge
Figures in million
accounted
accounted
Total
accounted
accounted
Total
US Dollars
2010
Embedded derivative
–                  –                        –                    –                      –                      –
Warrants on shares
–                  1                        1                    –                      –                       –
Option component of
convertible bonds
–                  –                        –                     –
(176)
(176)
Total derivatives
–                  1                        1                       –
(176)
(176)
2009
Commodity option contracts
–
47
47
–
(2,034)
(2,034)
Forward sale commodity
contracts
–                   283                 283                 (37)
(441)
(478)
Gold interest rate swaps
–
–
–
–
(13)
(13)
Sub-total
hedging
–                  330                  330                  (37)
(2,488)
(2,525)
Embedded
derivative
–                     –                     –                      –                   (1)
(1)
Warrants
on
shares
–                     5                     5                       –                  –                       –
Option component of
convertible
bonds
–                      –                    –                       –
(175)
(175)
Total
derivatives
–                  335                 335                    (37)
(2,664)
(2,701)
Group financial statements

P

35 Financial risk management activities (continued)
Fair value of financial instruments (continued)
Derivative assets (liabilities) comprise the following: (continued)
Assets
Liabilities
Cash flow
Non-
Cash flow
Non-
hedge
hedge
hedge
hedge
Figures in million
accounted
accounted
Total
accounted
accounted
Total
SA Rands
2010
Embedded derivative
–                  –                       –                    –                    (2)
(2)
Warrants on shares
–                  6                        6                   –                     –                        –
Option component of
convertible bonds
–                  –                        –                    –
(1,156)
(1,156)
Total derivatives
–                  6
6                    –
(1,158)
(1,158)
2009
Commodity option contracts
–
351
351
–
(15,122)
(15,122)
Forward sale commodity
contracts
–               2,099               2,099                 (276)
(3,273)
(3,549)
Gold interest rate swaps
–
–
–
–
(99)
(99)
Sub-total
hedging
–               2,450                2,450                 (276)
(18,494)
(18,770)
Embedded
derivative
–                    –                       –                      –
(10)
(10)
Warrants
on
shares
–
40
40                       –                   –                      –
Option component of
convertible
bonds
–                     –                     –                        –
(1,300)
(1,300)
Total
derivatives
–               2,490               2,490                   (276)
(19,804)
(20,080)
At 31 December 2010, the group had no open derivative positions in its hedge book. The impact of credit risk adjustment totalled $150m, R1,113m at 31 December 2009.
The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices)
or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
35 Financial risk management activities (continued)
Fair value of financial instruments (continued)
The following table sets out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy as at 31 December:
Type of instrument
Assets measured at fair value
Figures in million
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
US Dollars
2010
2009
Financial assets at fair
value through profit or loss
Commodity option contracts
– non-hedged
–
–
–
–
–
47                 –
47
Forward sale commodity
contracts – non-hedged
–
–
–
–
–
283                 –
283
Warrants on shares
–                 1                –                 1
–
5
–
5
Available-for-sale financial
assets
Equity securities
124                  –                 –
124
111                  –
–
111
SA Rands
Financial assets at fair
value through profit or loss
Commodity option contracts
– non-hedged
–
–
–
–
–                351
–             351
Forward sale commodity
contracts – non-hedged
–
–
–
–
–             2,099
–           2,099
Warrants on shares
–                 6
–                 6
–                  40              –               40
Available-for-sale financial
assets
Equity securities
814
–                 –
814
829
–                  –
829
Group financial statements

P

35 Financial risk management activities (continued)
Type of instrument (continued)
Liabilities measured at fair value
Figures in million
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
US Dollars
2010
2009
Financial liabilities at fair
value through profit or loss
Commodity option contracts
– non-hedged
–
–
–
–
–          2,034
–           2,034
Forward sale commodity
contracts – non-hedged
–
–
–
–
–             441
–              441
Gold interest rate swaps
– non-hedged
–
–
–
–
–               13                –                13
Option component of
convertible bonds
–             176
–
176
–             175
–               175
Embedded derivatives
–
–
–
–
–                1                 –                  1
Mandatory convertible bonds
872
–
–
872
–                 –                –                  –
Cash flow hedges
Forward sale commodity
contracts – cash flow hedged
–
–
–
–
–                37                –                37
SA Rands
Financial liabilities at fair
value through profit or loss
Commodity option contracts
– non-hedged
–
–
–
–
–         15,122
–          15,122
Forward sale commodity
contracts – non-hedged
–
–
–
–
–
3,273                   –
3,273
Gold interest rate swaps
– non-hedged
–
–
–
–
–              99                  –              99
Option component of
convertible bonds
–           1,156
–
1,156
–           1,300
–          1,300
Embedded derivatives
–                 2
–
2
–               10                 –              10
Mandatory convertible bonds          5,729
–
–
5,729
–                 –                 –                –
Cash flow hedges
Forward sale commodity
contracts – cash flow hedged
–
–
–
–
–              276
–              276
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
35 Financial risk management activities (continued)
Sensitivity analysis
Derivatives
A principal part of the group’s management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors,viz. commodity price, foreign exchange rate and interest rates under varying scenarios. There are no open hedge positions as a result of the hedge book elimination during 2010. Additionally, the group’s management of risk is to monitor the sensitivity of the convertible bonds to changes in the AngloGold Ashanti Limited’s share price and warrants on shares.
The following table discloses the approximate sensitivities of the US dollar’s marked-to-market value of the hedge book, warrants on shares and the convertible bonds to key underlying factors at 31 December 2010 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).
Normal
Cash flow
Total
Total
Change in
sale
hedge
Non-hedge
change in
change in
underlying
exempted
accounted
accounted
fair value
fair value
factor (+)
million
million
million
million
million
US Dollars
2010
2009
Hedge book
Currency (R/$)
Spot(+R1)                                                                                           –
2
Currency (A$/$)
Spot(+A$0.25)
–
2
Currency (BRL/$)
Spot(+BRL0.25)                                                                                             –
–
Gold price ($/oz)
Spot(+$250)                                                                                            –
(915)
USD interest rate (%)
IR(+0.1%)                                                                                           –
(4)
AUD interest rate (%)
IR(+1.5%)                                                                                           –
–
Gold interest rate (%)
IR(+0.1%)                                                                                           –
11
Convertible bonds
AngloGold Ashanti Limited
share price (US$)
Spot(+$1)                                                                   (10)
(10)
(9)
Warrants on shares
B2Gold Corporation
share price
Spot(+C$0.25)                                                                       1
1
1
(4)
Group financial statements

P

35 Financial risk management activities (continued)
Sensitivity analysis (continued)
Derivatives (continued)
Normal Cash flow
Total
Total
Normal
Cash flow
Total
Total
Change in
sale
hedge
Non-hedge
change in
change in
underlying
exempted
accounted
accounted
fair value
fair value
factor (-)
million
million
million
million
million
US Dollars
2010
2009
Hedge book
Currency (R/$)
Spot(-R1)                                                                                           –
(6)
Currency (A$/$)
Spot(-A$0.25)                                                                                             –
(2)
Currency (BRL/$)
Spot(-BRL0.25)                                                                                             –
–
Gold price ($/oz)
Spot(-$250)                                                                                            –
801
USD interest rate (%)
IR(-0.1%)                                                                                           –
4
AUD interest rate (%)
IR(-1.5%)                                                                                           –
–
Gold interest rate (%)
IR(-0.1%)                                                                                           –
(11)
Convertible bonds
AngloGold Ashanti Limited
share price (US$)
Spot(-$1)                                                                  9
9
9
Warrants on shares
B2Gold Corporation share
price
Spot(-C$0.25)                                                                                            –
(1)
(4)
IR represents interest rate.
(4)
Change in B2Gold Corporation share price (+) of spot (+C$0.1) and change in share price (–) of spot (–C$0.1).
The sensitivity analysis in SA rands can be calculated by applying the exchange rate in US dollars of $1 = R6.5701 at
31 December 2010 (2009: $1 = R7.4350).
Mandatory convertible bonds
The mandatory convertible bond valuation is primarily linked to the AngloGold Ashanti Limited share price traded on the NYSE and fluctuates with reference to the NYSE share price and market interest rates. A change of $1 in the AngloGold Ashanti
Limited share price will generally impact the value of the mandatory convertible bond price in a stable interest environment by $0.83.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Group financial statements
Group – Notes to the financial statements
For the year ended 31 December
35 Financial risk management activities (continued)
Sensitivity analysis (continued)
Interest rate risk on other financial assets and liabilities (excluding derivatives)
The group also monitors interest rate risk on other financial assets and liabilities.
The following table shows the approximate interest rate sensitivities of other financial assets and liabilities at 31 December 2010
(actual changes in the timing and amount of the following variables may differ from the assumed changes below). As the sensitivity is the same (linear) for both increases and decreases in interest rates only absolute numbers are presented.
Change in
Change in
Change in
Change in
Change in
interest
interest
Change in
interest
interest
interest
amount
amount
interest
amount
amount
rate
in currency
US dollars
rate
in currency
US dollars
%
million
million
%
million
million
2010
2009
Financial assets
USD denominated (%)
1.00                      2
2
1.00                   2                      2
ZAR denominated (%)
(5)
1.50                      1
–
1.50                 13                       2
BRL denominated (%)
2.50                       1
1
2.50                  4                        2
NAD denominated (%)
1.50                       3
1
1.50                  –                        –
Financial liabilities
USD denominated (%)
1.00                      –
–
1.00                 13                     13
ZAR denominated (%)
1.50
2
–
1.50                   –                       –
The sensitivity analysis in SA rands can be calculated by applying the exchange rate in US dollars of $1 = R6.5701 at
31 December 2010 (2009: $1 = R7.4350).
(5)
This is the only interest rate risk for the company.
Foreign exchange risk
Foreign exchange risk arises on financial instruments that are denominated in a foreign currency.
The following table discloses the approximate foreign exchange risk sensitivities of borrowings at 31 December 2010 (actual changes in the timing and amount of the following variables may differ from the assumed changes below).
Change in
Change in
Change in
Change in
Change in
borrowings
borrowings
Change in
borrowings
borrowings
exchange
total
total
exchange
total
total
rate
US dollars
SA rands
rate
US dollars
SA rands
million
million
million
million
2010
2009
Borrowings
USD denominated (R/$)
Spot (+R1)
–
2,551
Spot (+R1)
–
1,889
ZAR denominated (R/$)
Spot (+R1)
(19)
–
Spot (+R1)
(4)
–
BRL denominated (BRL/$)
Spot
Spot
(+BRL0.25)                     (1)
(5)
(+BRL0.25)
(1)                   (7)
USD denominated (R/$)
Spot (-R1)
–
(2,551)
Spot (-R1)
–
(1,889)
ZAR denominated (R/$)
Spot (-R1)
26
–
Spot (-R1)
5
–
BRL denominated (BRL/$)
Spot
Spot
(-BRL0.25)                      1
7
(-BRL0.25)
1                      9
The borrowings total in the denominated currency will not be influenced by a movement in its exchange rate.
Group financial statements

P

36 Capital management
The primary objective of managing the group’s capital is to ensure that there is sufficient capital available to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders’ returns and ensures that the group remains in a sound financial position.
The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.
During May 2009, the group secured a successful five year convertible bond issue raising $732.5m. The instrument carries a competitive coupon rate of 3.5% and a conversion price of $47.6126, a premium of 37.5% above the VWAP (volume weighted average price) on the day of the issue. The financing extends the tenor for some of the debt and reduces borrowing costs on the term facility. In July 2009, the group applied $797m to further reduce the hedge book and improve earnings leverage to a higher gold price.
During September 2009, $284m before underwriting discount and issue expenses was raised through an offering of 7,624,162 ordinary shares priced at $37.25 or R288.32 per ADS to partially finance the acquisition of an effective 45% interest in the Kibali gold project for a total consideration including liabilities of approximately $344m. The second tranche of the Boddington sale of
$240m received towards the end of 2009 was applied to reduce debt.
During April 2010, the group completed the following key financing transactions:
•
the issue of $1bn of 10-year and 30-year unsecured notes. The net proceeds were applied to repay and cancel amounts drawn under the $1,150m syndicated loan facility and the 2009 term facility. The offering consisted of $700m of 10-year unsecured notes at a semi-annual coupon of 5.375% and $300m of 30-year unsecured notes at a semi-annual coupon of 6.5%; and
•
the entering of a four-year unsecured syndicated loan facility with a group of banks for $1bn which is charged at 175 basis points above LIBOR. The 2009 revolving credit facility, which was undrawn, was cancelled.
During September 2010, the group issued equity and mandatory convertible bonds. The equity offering raised $789m via the issue of 18,140,000 shares. The mandatory convertible bonds issued at a coupon rate of 6% raised a further $789m which will be settled in September 2013 by the issue of shares. On 26 October 2010, shareholders, by the requisite majority, approved a special resolution placing up to a maximum of 18,140,000 ordinary shares under the control of the directors, deliverable upon the conversion of the mandatory convertible bonds. These proceeds along with existing bank balances and facilities were deployed to eliminate all outstanding hedge commitments.
Gearing ratio (Net debt to EBITDA)
Figures in million
2010
2009
US Dollars
Borrowings (note 26) 2,704 1,931
Mandatory convertible bonds (note 26)
(1)
(874) –
Corporate office finance lease (note 26) (39) (35)
Unamortised portion of the convertible and rated bonds 115 137
Cash restricted for use (note 22) (43) (65)
Cash and cash equivalents (note 23) (575) (1,100)
Net debt 1,288 868
EBITDA
(2)
1,897 1,663
Gearing ratio (Net debt to EBITDA) 0.68:1 0.52:1
SA Rands
Borrowings (note 26) 17,763 14,355
Mandatory convertible bonds (note 26)
(1)
(5,739) –
Corporate office finance lease (note 26) (259) (258)
Unamortised portion of the convertible and rated bonds 757 1,019
Cash restricted for use (note 22) (283) (481)
Cash and cash equivalents (note 23) (3,776) (8,176)
Net debt 8,463 6,459
EBITDA
(2)
13,769 13,771
Gearing ratio (Net debt to EBITDA) 0.61:1 0.47:1
(1)
For the purposes of this note, the mandatory convertible bonds are treated as equity and excluded from borrowings.
(2)
Refer to Non-GAAP note 6 on page 375.
Group financial statements

P

AngloGold Ashanti Annual Financial Statements 2010
Company financial statements
Company – Income statement
For the year ended 31 December
The company annual financial statements represent the South African operations and corporate office.
These company annual financial statements are a statutory requirement and are accordingly presented in South African rands only.
The functional currency of the company is South African rands.
Figures in million Notes
2010
2009
SA Rands
Revenue
1
34,634
13,525
Gold income
1
15,827
12,461
Cost of sales
2
(10,579)
(9,161)
Loss on non-hedge derivatives and other commodity contracts
30
(1,483)
(4,090)
Gross profit (loss)
3,765
(790)
Corporate administration, marketing and other expenses
(1,026)
(878)
Exploration costs
(99)
(52)
Other operating expenses
3
(29)
(41)
Special items
4
(592)
(303)
Operating profit (loss)
2,019
(2,064)
Dividends received from subsidiaries
1
18,304
543
Impairment of investments in subsidiaries
11
(13,788)
–
Impairment of investment in Margaret Water Company
10
(6)
(4)
Interest received
1
127
158
Net inter-company management fee and interest
35
35
Exchange gain
35
144
Finance costs and unwinding of obligations
5
(107)
(89)
Profit (loss) before taxation
6
6,619
(1,277)
Taxation
8
(344)
855
Profit (loss) for the year
6,275
(422)

P

Company – Statement of comprehensive income
For the year ended 31 December
Figures in million
2010
2009
SA Rands
Profit (loss) for the year
6,275
(422)
Net loss on cash flow hedges
–                 (92)
Net loss on cash flow hedges removed from equity and reported in gold income
279
699
Hedge ineffectiveness on cash flow hedges
–
22
Deferred taxation thereon
(98)
(220)
181
409
Net loss on available-for-sale financial assets
(1)
–
Actuarial (loss) gain recognised
(140)
87
Deferred taxation thereon
47
(28)
(93)
59
Other comprehensive income for the year net of tax
87
468
Total comprehensive income for the year net of tax
6,362
46

P

AngloGold Ashanti Annual Financial Statements 2010
Company financial statements

Company – Statement of financial position
As at 31 December
Figures in million Notes
2010
2009
SA Rands
ASSETS
Non-current assets
Tangible assets
9
14,300
14,140
Investments in associates and joint venture
10
70
54
Investments in subsidiaries
11
41,213
32,697
Other investments
12
44
16
Investment in Environmental Rehabilitation Trust Fund
14
294
294
Intra-group balances
15
413
387
Trade and other receivables
17
230
140
Other non-current assets
16
1
44
56,565
47,772
Current assets
Inventories
13
671
674
Trade and other receivables
17
527
288
Derivatives
30
–
944
Current portion of other non-current assets
16
4
1
Cash restricted for use
9
8
Cash and cash equivalents
18
1,000
1,720
2,211
3,635
Non-current assets held for sale
19
1
529
2,212
4,164
Total assets
58,777
51,936
EQUITY AND LIABILITIES
Share capital and premium
20
46,345
40,664
Retained earnings and other reserves
1,000
(4,556)
Total equity
47,345
36,108
Non-current liabilities
Borrowings
21
257
256
Environmental rehabilitation provisions
22
1,205
769
Provision for pension and post-retirement benefits
23
1,161
1,095
Intra-group balances
15
1,316
1,448
Deferred taxation
24
2,821
1,818
6,760
5,386
Current liabilities
Current portion of borrowings
21
703
2
Trade and other payables
25
3,969
1,737
Derivatives
30
–
7,948
Taxation
26
–
699
4,672
10,386
Non-current liabilities held for sale
19
–
56
4,672
10,442
Total liabilities
11,432
15,828
Total equity and liabilities
58,777
51,936

P

Company financial statements
Company – Statement of cash flows
For the year ended 31 December
Figures in million Notes
2010
2009
SA Rands
Cash flows from operating activities
Receipts from customers
16,136
12,832
Payments to suppliers and employees
(10,346)
(8,133)
Cash generated from operations
27
5,790
4,699
Dividends received from subsidiaries
1
611
543
Taxation paid
26
(277)
(148)
Cash utilised for hedge buy-back costs
(7,250)
–
Net cash (outflow) inflow from operating activities
(1,126)
5,094
Cash flows from investing activities
Capital expenditure
– project capital
(409)
(566)
– stay-in-business capital
(2,694)
(2,669)
Proceeds from disposal of tangible assets
441
–
Proceeds on disposal of associate
4
–
Acquisition of associate and joint venture
(6)
(16)
Loans advanced to associate and joint venture
(22)
(17)
Loans repaid by associates
–
3
Increase in cash restricted for use
–
(1)
Additional investment in subsidiaries
(2,195)
(3,108)
Intra-group loans repaid
84
44
Interest received
76
157
Repayment of loans advanced
1
1
Net cash outflow from investing activities
(4,720)
(6,172)
Cash flows from financing activities
Proceeds from issue of share capital
5,656
2,384
Share issue expenses
(144)
(84)
Proceeds from borrowings
2,243
–
Repayment of borrowings
(1,543)
–
Finance costs paid
(46)
(31)
Dividends paid
Group 14
(492)
(392)
Intra-group preference dividends paid
(548)
(537)
Net cash inflow from financing activities
5,126
1,340
Net (decrease) increase in cash and cash equivalents
(720)
262
Cash and cash equivalents at beginning of year
1,720
1,458
Cash and cash equivalents at end of year
18
1,000
1,720

P

AngloGold Ashanti Annual Financial Statements 2010
Company financial statements
Company – Statement of changes in equity
Share
Other
Cash flow Available-
Actuarial
capital and
capital
Retained
hedge
for-sale
(losses)
Total
Figures in million
premium       reserves
(1)
earnings
reserve
(2)
  reserve
(3)
gains
equity
SA Rands
Balance at 31 December 2008
38,248                301
(3,234)
(590)
–
(335)
34,390
Loss for the year
(422)
(422)
Other comprehensive income
409
59
468
Total comprehensive (expense)
income –
–
(422)
409
–
59
46
Shares issued
2,500
2,500
Share issue expenses
(84)
(84)
Share-based payments for share
awards net of exercised
(1)
204                                                                                            204
Deferred taxation thereon (note 24)
(19)
(19)
Dividends (group note 14)
(392)
(392)
Preference dividends
(537)
(537)
Balance at 31 December 2009
40,664
486
(4,585)
(181)
–
(276)
36,108
Profit for the year
6,275
6,275
Other comprehensive income
(expense)
181
(1)
(93)
87
Total comprehensive income
(expense)
–
–
6,275
181
(1)
(93)
6,362
Shares issued
5,825
5,825
Share issue expenses
(144)
(144)
Share-based payments for share
awards net of exercised
(1)
257
257
Deferred taxation thereon (note 24)
(23)
(23)
Dividends (group note 14)
(492)
(492)
Preference dividends
(548)
(548)
Balance at 31 December 2010
46,345
720
650
–
(1)
(369)
47,345
(1)
Other capital reserves comprise a surplus on disposal of company shares, held by companies prior to the formation of
AngloGold Ashanti Limited of R141m (2009: R141m) and equity items for share-based payments. The grant date fair values of share awards exercised are transferred from other capital reserves to share premium when the ordinary shares are issued.
(2)
Cash flow hedge reserve represents the effective portion of fair value gains or losses in respect of cash flow hedges.
(3)
Available-for-sale reserve represents fair value gains or losses on available-for-sale assets.

P

Company financial statements
Company – Notes to the financial statements
For the year ended 31 December
Figures in million
2010
2009
SA Rands
1
Revenue
Revenue consists of the following principal categories:
Gold income
15,827
12,461
By-products (note 2)
355
363
Dividends received from subsidiaries – in specie (notes 11 and 27)
17,693
–
Dividends received from subsidiaries – in cash (note 27)
611
543
Royalties received (note 4)
21
–
Interest received (note 27)
– loans and receivables
51
5
– cash and cash equivalents
76
153
34,634
13,525
2
Cost of sales
Cash operating costs
(1)
7,934
7,222
Insurance reimbursement
(123)
–
By-product revenue (note 1)
(355)
(363)
7,456
6,859
Other cash costs
322
40
Total cash costs
7,778
6,899
Retrenchment costs (note 7)
138
77
Rehabilitation and other non-cash costs
182
(3)
Production costs
8,098
6,973
Amortisation of tangible assets (notes 6, 9 and 27)
2,450
2,217
Total production costs
10,548
9,190
Inventory change
31
(29)
10,579
9,161
(1)
Cash operating costs comprises:
– salaries and wages
3,969
3,832
– stores and other consumables
1,789
1,876
– fuel, power and water
1,262
970
– contractors
85
107
– services and other charges
829
437
7,934
7,222
3
Other operating expenses
Pension and medical defined benefit provisions
29
41

P

AngloGold Ashanti Annual Financial Statements 2010
Company financial statements
Company – Notes to the financial statements
For the year ended 31 December
Figures in million
2010
2009
SA Rands
4
Special items
Impairment of tangible assets (notes 9 and 19)
501
200
Loss on disposal and derecognition of land, mineral rights and tangible assets
196
113
Impairment of other receivables
44
66
Indirect tax expenses
7
–
Insurance claim recovery
(134)
(79)
Royalties received (note 1)
(21)
–
Profit on disposal of investment
(1)
–
Loan waived
–
3
592
303
5
Finance costs and unwinding of obligations
Finance costs
Finance lease charges
25
25
Finance costs on bank loans and overdrafts
(1)
23
–
Other
–
9
48
34
Unwinding of obligations
Unwinding of decommissioning obligation (note 22)
36
33
Unwinding of restoration obligation (note 22)
23
22
Total unwinding of obligation costs
59
55
Total finance costs and unwinding of obligations (note 27)
107
89
(1)
Finance costs have been determined using the effective interest rate method.
6
Profit (loss) before taxation
Profit (loss) before taxation is arrived at after taking account of:
Auditors’ remuneration
– audit fees
41
44
– over provision prior year
(1)
(3)
– other assurance services
9
4
49
45
Amortisation of tangible assets
– owned assets
2,433
2,200
– leased assets
17
17
(notes 2, 9 and 27)
2,450
2,217
Community investment
23
25
Operating lease charges
18
139

P

Company financial statements
Company – Notes to the financial statements
For the year ended 31 December
Figures in million
2010
2009
SA Rands
7
Employee benefits
Employee benefits including executive directors’ salaries and other benefits
5,049
4,785
Health care and medical scheme costs
– current medical expenses
447
362
– defined benefit post-retirement medical expenses
103
79
Pension and provident plan costs
– defined contribution
326
307
– defined benefit pension plan
20
23
Retrenchment costs (note 2)
138
77
Share-based payment expense
(1)
316
256
Included in cost of sales, other operating expenses, special items and corporate administration, marketing and other expenses
6,399
5,889
Actuarial defined benefit plan expense analysis
Defined benefit post-retirement medical
– current service cost
6
4
– interest cost
97
75
103
79
Defined benefit pension plan
– current service cost
50
51
– interest cost
179
137
– expected return on plan assets
(209)
(165)
20
23
Actual return on plan assets
– South Africa defined benefit pension plan
290
264
Refer to the Remuneration report for details of directors’ emoluments.
(1)
Details of the equity-settled share-based payment arrangements of the group have been disclosed in group note 11. These arrangements consist of awards by the company to employees of various group companies. The income statement expense of R316m (2009: R256m) for the company is only in respect of awards made to employees of the company.
8
Taxation
Current taxation
Mining tax
(1)
–
153
Non-mining tax
(2)
43
33
(Over) under provision prior year
(629)
32
(note 26)
(586)
218
Deferred taxation
Temporary differences
(3)
(1,384)
534
Unrealised non-hedge derivatives and other commodity contracts
2,353
(1,451)
Change in estimated deferred tax rate
(4)
(39)
(156)
(note 24)
930
(1,073)
344
(855)

P

AngloGold Ashanti Annual Financial Statements 2010
Company financial statements
Figures in million
2010
2009
SA Rands
8
Taxation (continued)
Tax reconciliation
A reconciliation of the effective tax rate charged in the income statement to the prevailing mining and non-mining tax rate is set out in the following table:
%
%
Effective tax rate
5
67
Disallowable items
(4)
(4)
Exchange variation and translation adjustments
–
(6)
Impairment of investment in subsidiaries
(73)
–
Dividends received
97
(15)
Prior year’s provision
10
2
Change in estimated deferred tax rate
(4)
1
(12)
Other
(1)
3
Estimated corporate tax rate
(5)
35
35
(1)
There was no mining tax charge in the current year as it was primarily offset by losses from the accelerated non-hedge derivative buy-backs.
(2)
Non-mining income is taxed at the higher non-mining tax rate of 35% (2009: 35%) as the company has elected to be exempt from STC. Companies that elected to be subject to STC are taxed at the lower company tax rate, that of 28%
(2009: 28%) for non-mining taxation purposes.
(3)
Included in temporary differences is a tax credit on the derecognition of tangible assets and impairments in respect of held for sale assets of R193m (2009: R61m).
(4)
The mining operations are taxed on a variable rate that increases as profitability increases. The tax rate used to calculate deferred tax is based on the company’s current estimate of future profitability when temporary differences will reverse.
Depending on the profitability of the operations, the tax rate can consequently be significantly different from year to year.
The change in the estimated deferred tax rate at which the temporary differences will reverse amounts to a tax credit of
R39m (2009: tax credit of R156m).
(5)
Mining tax on mining income is determined according to a formula based on profit and revenue from mining operations.
The company has elected to be exempt from STC and is taxed at a higher rate of company tax for mining and non-mining income tax purposes.
All mining capital expenditure is deducted to the extent that it does not result in an assessed loss and depreciation is ignored when calculating the mining income. Capital expenditure not deducted from mining income is carried forward as unredeemed capital to be deducted from future mining income. The company operates under two tax paying operations, Vaal River
Operation and West Wits Operation. Under ring-fencing legislation, each operation is treated separately and deductions can only be utilised against income generated by the relevant tax operation.
The formula for determining the mining tax rate is:
Y = 43 – 215/X (2009: Y = 43 – 215/X)
where Y is the percentage rate of tax payable and X is the ratio of mining profit net of any redeemable capital expenditure to mining revenue expressed as a percentage.
The maximum statutory mining tax rate is 43% (2009: 43%), non-mining statutory tax rate 35% (2009: 35%) and statutory company tax rate 28% (2009: 28%).
Company – Notes to the financial statements
For the year ended 31 December

P

Company financial statements
Mine
Mineral
Assets
development
Mine infra-
rights
under
Land and
Figures in million                                      costs
structure
and
dumps      construction
buildings
Total
SA Rands
9
Tangible assets
Cost
Balance at 1 January 2009
20,674
3,915
701
813
265
26,368
Additions
– project
capital
294                     2                      –
270                      –
566
– stay-in-business capital
2,453
216
–
–
–
2,669
Transfers and other movements
(1)
(2,018)
(143)
(156)
–
–
(2,317)
Balance at 31 December 2009
21,403              3,990                     545                1,083                  265
27,286
Accumulated amortisation
Balance at 1 January 2009
10,042
2,009
275
–
29
12,355
Amortisation for the year
(notes 2, 6 and 27)
2,037
141
22
–
17
2,217
Transfers and other movements
(1)
(1,334)
(35)
(56)
–
(1)
(1,426)
Balance at 31 December 2009
10,745                2,115                   241
–
45
13,146
Net book value at 31 December
2009
10,658                1,875                   304               1,083                   220
14,140
Cost
Balance at 1 January 2010
21,403                3,990                   545              1,083                   265
27,286
Additions
– project capital
340
(18)
–
87
–
409
– stay-in-business capital
2,389
305
–
–
–
2,694
Transfers and other movements
(1)
(214)
48
–
–
–
(166)
Balance at 31 December 2010
23,918
4,325
545
1,170
265
30,223
Accumulated amortisation
Balance at 1 January 2010
10,745                2,115                   241
–
45
13,146
Amortisation for the year
(notes 2, 6 and 27)
2,221
186
26
–
17
2,450
Impairment (note 4)
(2)
117
(3)
–
329
–
443
Transfers and other movements
(1)
(57)
(59)
–
–
–
(116)
Balance at 31 December 2010
13,026
2,239
267
329
62
15,923
Net book value at 31 December
2010
10,892
2,086
278
841
203
14,300
Included in land and buildings are assets held under finance leases with a net book value of R185m (2009: R201m).
The majority of the leased assets are pledged as security for the related finance lease.
No assets are encumbered by project finance.

P

AngloGold Ashanti Annual Financial Statements 2010
Company financial statements
9
Tangible assets (continued)
A register containing details of properties is available for inspection by shareholders or their duly authorised agents during business hours at the registered office of the company.
(1)
Transfers and other movements comprise amounts from changes in estimates of decommissioning assets, asset reclassifications and transfers to/from non-current assets held for sale.
In 2010, transfers to non-current assets held for sale comprised:
•
assets with a net book value of R74m relating to Tau Lekoa which were transferred to non-current assets held for sale.
In 2009, transfers to non-current assets held for sale comprised:
•
assets with a net book value of R704m relating to Tau Lekoa which were transferred to non-current assets held for sale.
(2)
Impairments include the following:
Below 120 level at TauTona – assets under construction
Due to a change in the mine plan resulting from safety-related concerns following seismic activity, the below 120 level development has been abandoned and will not generate future cash flows. An impairment loss of R329m (2009: nil) was recognised in the income statement.
Savuka – mine development and mine infrastructure costs
Due to a change in the mine plan, the Savuka assets have been abandoned and will not generate future cash flows.
An impairment loss of R114m (2009: nil) was recognised in the income statement.
The impairment calculation methodology is included in group note 15.
Figures in million
2010
2009
SA Rands
10 Investments in associates and joint venture
The carrying value of investments in associates and joint venture can be analysed as follows:
Carrying value of investments in associates 18 25
Loans advanced to associates
(1)
17 17
Loan advanced to joint venture
(2)
35 12
70 54
In 2010 and 2009, the Margaret Water Company investment was impaired. The impairment tests considered the investment’s fair value and anticipated future cash flows. Impairments of R6m (2009: R4m) were recognised in the income statement.
(1)
Loans advanced to associates consist of R12m (2009: R12m) to Oro Group (Pty) Limited and R5m (2009: R5m) to Orpheo
(Pty) Limited. The Oro Group (Pty) Limited loan bears interest at a rate determined by the Oro Group (Pty) Limited’s board of directors and is repayable at its discretion. The Orpheo (Pty) Limited loan is unsecured, interest free and there are no fixed terms of repayment.
(2)
The loan advanced to AuruMar (Pty) Limited is interest free and there are no fixed terms of repayment.
Company – Notes to the financial statements
For the year ended 31 December

P

Company financial statements
10 Investments in associates and joint venture (continued)
Investments in associates comprises:
Name
Effective %
Description
2010 2009
Oro Group (Pty) Limited
(3)
25 25 Manufacture and wholesale of jewellery.
Margaret Water Company 33.3 33.3 Pumping of underground water in the Vaal River Region.
Orpheo (Pty) Limited
(3)
50 33.3 Design, manufacture and wholesale of jewellery.
Wonder Wise Holdings Limited – 25 Marketing and wholesale of jewellery.
(3)
Equity accounting is based on results to 30 September 2010, adjusted for material transactions.
Investment in joint venture comprises:
Name
Effective %
Description
2010 2009
AuruMar (Pty) Limited 50 50 Global exploration of marine deposits containing gold as the primary mineral.
Figures in million
2010
2009
SA Rands
11 Investment in subsidiaries
Shares at cost:
Advanced Mining Software Limited 2 2
AGA Zerps Holding Limited 5,028 –
AGRe Insurance Company Limited 14 14
AngloGold Ashanti Americas Investments Limited – 849
AngloGold Ashanti Holdings plc 32,341 27,677
AngloGold Ashanti USA Incorporated 2,722 2,722
AngloGold Namibia (Pty) Limited 51 51
AngloGold Offshore Investments Limited – 327
Eastvaal Gold Holdings Limited 917 917
Gansu Jinchanggou Mining Company Limited 15 15
Nuclear Fuels Corporation of SA (Pty) Limited 7 7
Rand Refinery Limited 116 116
41,213 32,697
During November 2010, a number of the dormant subsidiaries of the group unbundled their underlying assets as part of a rationalisation process to consolidate cross shareholdings, simplify the corporate structure and eliminate unnecessary costs relating to these entities.
As a result of the rationalisation, the company received dividends in specie of R17,693m (note 1). The accounting standards do not allow the offset of the dividends in specie against the carrying values of the investments in subsidiaries and accordingly the carrying values were subject to impairment testing. Impairments following the restructuring of R13,788m were recorded.

P

AngloGold Ashanti Annual Financial Statements 2010
Company financial statements
Figures in million
2010
2009
SA Rands
12 Other investments
Listed investment
Available-for-sale
Balance at beginning of year
–
–
Additions
30
–
Fair value adjustments
(1)
–
Balance at end of year
29
–
Market value of listed investment
29
–
The available-for-sale investment consists of ordinary shares in Simmer & Jack Mines
Limited received as consideration for the sale of Tau Lekoa mine.
The company's listed available-for-sale equity investment is susceptible to market price risk arising from uncertainties about the future value of the investment.
Unlisted investments
Available-for-sale
Balance at beginning of year
2
2
Disposals
(1)
–
Balance at end of year
(1)
1
2
The available-for-sale investments consist primarily of the Chamber of Mines Building
Company Limited.
Held-to-maturity
Balance at beginning of year
14
14
Balance at end of year
14
14
Book value of unlisted investments
15
16
The investment held-to-maturity consists of the Gold of Africa Museum.
Total other investments (note 30)
44
16
(1)
There is no active market for the unlisted equity investments and fair value cannot be reliably measured. The unlisted equity investments are carried at cost. The company does not intend to sell the investments in the foreseeable future.
13 Inventories
Work in progress
– metals in process
288
253
Finished goods
– gold doré/bullion
1
33
– by-products
267
233
Total metal inventories
556
519
Mine operating supplies
115
155
Total inventories
(1)
671
674
(1)
The amount of the write-down of metals in process, by-products and mine operating supplies to net realisable value, and recognised as an expense is R6m
(2009: R1m). This expense is included in cost of sales which is disclosed in note 2.
Company – Notes to the financial statements
For the year ended 31 December

P

Company financial statements
Figures in million
2010
2009
SA Rands
14 Investment in Environmental Rehabilitation Trust Fund
Balance at beginning of year
294
294
Balance at end of year
294
294
The fund is managed by Rand Merchant Bank and invested mainly in equities, government long bonds and other fixed-term deposits.
15 Intra-group balances
Advanced Mining Software Limited
(9)
(10)
AngloGold Ashanti Americas Investments Limited
–
(52)
AngloGold Ashanti Australia Limited
19
13
AngloGold Ashanti Colombia SA
7
–
AngloGold Ashanti Córrego do Sitío Mineração S.A.
28
23
AngloGold Ashanti (Ghana) Limited
82
85
AngloGold Ashanti Health (Pty) Limited
(3)
3
AngloGold Ashanti Holdings plc
(505)
(556)
AngloGold Ashanti (Iduapriem) Limited
22
9
AngloGold Ashanti North America Inc
26
18
AngloGold Ashanti Senegal Investments Limited
8
–
AngloGold Namibia (Pty) Limited
10
4
AngloGold Offshore Investments Limited
–
(5)
AngloGold South America Limited
(192)
(202)
Ashanti Goldfields Kilo Scarl
7
6
Cerro Vanguardia S.A.
4
2
Eastvaal Gold Holdings Limited
(604)
(604)
Geita Gold Mining Limited
40
88
Mineração Serra Grande S.A.
5
3
Nuclear Fuels Corporation of SA (Pty) Limited
121
86
Société Ashanti Goldfields de Guinée S.A.
31
28
(903)
(1,061)
Included in the statement of financial position as follows:
Non-current assets
413
387
Non-current liabilities
(1,316)
(1,448)
(903)
(1,061)
During 2009 a loan to a joint venture of R4m was reclassified to trade and other receivables (note 17).

P

AngloGold Ashanti Annual Financial Statements 2010
Company financial statements
Figures in million
2010
2009
SA Rands
16 Other non-current assets
AngloGold Ashanti Limited Pension Fund (note 23)
1
38
Loans and receivables
Loan receivable at 31 December 2011 bearing interest at 3% per annum
4
5
Other non-interest bearing loans and receivables – receivable on various dates
–
2
5
45
Current portion of other non-current assets included in current assets
(4)
(1)
1
44
17 Trade and other receivables
Non-current
Other receivables
(1)
230
136
Amounts due from related parties (note 15)
–
4
230
140
Current
Trade receivables
94
92
Prepayments and accrued income
18
15
Recoverable tax, rebates, levies and duties
326
111
Amounts due from related parties
21
35
Interest receivable
54
12
Other receivables
14
23
527
288
Total trade and other receivables
757
428
Current trade receivables are non-interest bearing and are generally on terms less than 90 days.
During the year, trade receivables were impaired by R44m (2009: R67m).
(1)
The amounts receivable have been discounted to their present value at a rate of 9.25%
(2009: 9.25%).
18 Cash and cash equivalents
Cash and deposits on call
851
715
Money market instruments
149
1,005
(note 30)
1,000
1,720
Company – Notes to the financial statements
For the year ended 31 December

P

Company financial statements
Figures in million
2010
2009
SA Rands
19 Non-current assets and liabilities held for sale
Effective 17 February 2009, the interest in the Tau Lekoa mine together with the adjacent Weltevreden, Jonkerskraal and Goedgenoeg project areas in South Africa were classified as held for sale. Tau Lekoa was previously recognised as a combination of tangible and current assets, current and long-term liabilities.
The purchase consideration consists of two components: an initial cash payment or combination of cash payments and Simmer & Jack Mines Limited (Simmers) shares together with future royalty payments.
The Department of Mineral Resources has transferred the mining rights for its Tau Lekoa mine to Buffelsfontein Gold Mines Limited, a wholly owned subsidiary of Simmers. Full ownership of Tau Lekoa and the adjacent properties of Weltevreden, Jonkerskraal and
Goedgenoeg passed to Simmers on 1 August 2010.
Following the classification of Tau Lekoa as held for sale, an impairment loss of R58m
(2009: R200m) was recognised to reduce the carrying amount of the disposal group to the fair value less costs to sell (note 4).
–
529
Effective 3 November 2010, ISS International Limited (ISSI) was classified as held for sale. AngloGold Ashanti Limited entered into a memorandum of understanding with The
Institute of Mine Seismology (IMS) relating to the disposal of ISSI. The transaction was completed on 28 February 2011.
1
–
1
529
Non-current liabilities held for sale relating to Tau Lekoa mine
–
56
–
56
20 Share capital and premium
Share capital
Authorised
600,000,000 ordinary shares of 25 SA cents each
150
150
4,280,000 E ordinary shares of 25 SA cents each
1
1
2,000,000 A redeemable preference shares of 50 SA cents each
1
1
5,000,000 B redeemable preference shares of 1 SA cent each
–
–
152
152
Issued and fully paid
381,204,080 (2009: 362,240,669) ordinary shares of 25 SA cents each
(1)
95
90
2,806,126 (2009: 3,794,998) E ordinary shares of 25 SA cents each
1
1
2,000,000 (2009: 2,000,000) A redeemable preference shares of 50 SA cents each
1
1
778,896 (2009: 778,896) B redeemable preference shares of 1 SA cent each
–
–
97
92

P

AngloGold Ashanti Annual Financial Statements 2010
Company financial statements
Figures in million
2010
2009
SA Rands
20 Share capital and premium (continued)
Share premium
Balance at beginning of year 40,572 38,158
Ordinary shares issued
(1)
5,766 2,436
E ordinary shares cancelled (90) (22)
Balance at end of year 46,248 40,572
Share capital and premium 46,345 40,664
(1)
The most significant movement was the equity offering which resulted in the issue of 18,140,000 (2009: 7,624,162) ordinary shares at an issue price of R308.37
(2009: R288.32) per share. Total proceeds of R5.6bn (2009: R2.2bn) were received.
The rights and restrictions applicable to the A and B redeemable preference shares:
A redeemable preference shares are entitled to:
•
an annual dividend, after payment in full of the annual dividend on the B preference shares, equivalent to the balance of after tax profits from mining the Moab Mining
Right Area; and
•
on redemption, the nominal value of the shares and a premium per share equal to the balance of the net proceeds from disposal of assets relating to the Moab Mining
Right Area, after redemption in full of the B preference shares payments of the nominal value of the A preference shares.
B redeemable preference shares are entitled to:
•
an annual dividend limited to a maximum of 5% of their issue price from the period that profits are generated from the Moab Mining Right Area; and
•
on redemption, the nominal value of the shares and a premium of up to R249.99 per share provided by the net proceeds from disposal of the assets relating to the
Moab Mining Right Area.
The Moab Mining Right Area consists of the Moab Khotsong mine operations.
The B preference shares will only be redeemable from any net proceeds remaining after the disposal of the Moab Mining Right Area following permanent cessation of mining activities. The maximum redemption price will be R250 per share.
In the event of any surplus remaining after the redemption in full of the B preference shares, the A preference shares will be redeemable at such value as would cover the outstanding surplus.
21 Borrowings
Unsecured
FirstRand Bank Limited loan facility (R1.5bn) 701 –
Interest charged at JIBAR plus 0.95% per annum. Loan is repayable in May 2011 and is SA rand-based, the loan is subject to debt covenant arrangements for which no default event occurred.
Company – Notes to the financial statements
For the year ended 31 December

P

Company financial statements
Figures in million
2010
2009
SA Rands
21 Borrowings (continued)
Secured
Finance leases
Turbine Square Two (Pty) Limited
259
258
The leases are capitalised at an implied interest rate of 9.8% per annum. Lease payments are due in monthly instalments terminating in March 2022 and are SA rand-
based. The buildings financed are used as security for these loans.
Total borrowings (note 30)
960
258
Current portion of borrowings included in current liabilities
(703)
(2)
Total long-term borrowings
257
256
Amounts falling due
Within one year
703
2
Between two and five years
24
15
After five years
233
241
(note 30)
960
258
Undrawn facility
Undrawn borrowing facility as at 31 December is as follows:
FirstRand Bank Limited – SA rand
800
–
22 Environmental rehabilitation provisions
Provision for decommissioning
Balance at beginning of year
383
457
Change in estimates
(1)
192
(86)
Transfer to assets held for sale
(1)
(21)
Unwinding of decommissioning obligation (note 5)
36
33
Balance at end of year
610
383
Provision for restoration
Balance at beginning of year
386
440
Charge to income statement
130
13
Change in estimates
(1)
58
(61)
Transfer to assets held for sale
(1)
(13)
Unwinding of restoration obligation (note 5)
(2)
36
22
Utilised during the year
(14)
(15)
Balance at end of year
595
386
Total environmental rehabilitation provisions
1,205
769
(1)
The change in estimates relates to changes in laws and regulations governing the protection of the environment and factors relating to rehabilitation estimates and a change in the quantities of material in reserves and a corresponding change in the life of mine plan. These provisions are expected to unwind beyond the end of the life of mine.
(2)
Included in unwinding of restoration obligation is R13m (2009: nil) which is recoverable from a third party. The asset is included in non-current debtors.

P

AngloGold Ashanti Annual Financial Statements 2010
Company financial statements
Figures in million
2010
2009
SA Rands
23 Provision for pension and post-retirement benefits
Defined benefit plans
The company has made provision for pension, provident and medical schemes covering substantially all employees. The retirement schemes consist of the following:
AngloGold Ashanti Limited Pension Fund asset (group note 28)
(1)
(38)
Post-retirement medical scheme for AngloGold Ashanti Limited South African employees
(group note 28)
1,161
1,095
1,160
1,057
Transferred to other non-current assets (note 16):
– AngloGold Ashanti Limited Pension Fund
1
38
1,161
1,095
24 Deferred taxation
Deferred taxation relating to temporary differences is made up as follows:
Liabilities
Tangible assets
4,947
5,044
Inventories
–
47
Other
5
5
4,952
5,096
Assets
Provisions
963
738
Derivatives
–
2,451
Tax losses
1,113
11
Other
55
78
2,131
3,278
Net deferred taxation liability
2,821
1,818
The movement on the deferred tax balance is as follows:
Balance at beginning of year
1,818
2,624
Income statement movement (note 8)
930
(1,073)
Taxation on items included in other comprehensive income
50
248
Taxation on cost of ESOP Share Trust establishment
23
19
Balance at end of year
2,821
1,818
Company – Notes to the financial statements
For the year ended 31 December

P

Company financial statements
Figures in million
2010
2009
SA Rands
25 Trade and other payables
Trade payables
636
630
Accruals
3,333
1,107
3,969
1,737
Trade and other payables are non-interest bearing and are normally settled within 60 days.
26 Taxation
Balance at beginning of year
699
629
Payments during the year
(277)
(148)
Provision during the year (note 8)
(586)
218
Balance at end of year
(164)
699
Taxation asset included in trade and other receivables (note 17).
164
–
27 Cash generated from operations
Profit (loss) before taxation
6,619
(1,277)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
527
4,146
Amortisation of tangible assets (notes 2, 6 and 9)
2,450
2,217
Finance costs and unwinding of obligations (note 5)
107
89
Environmental, rehabilitation and other expenditure
101
(85)
Special items
749
385
Impairment of investment in subsidiaries (note 11)
13,788
–
Impairment of investment in Margaret Water Company (note 10)
6
4
Interest received (note 1)
(127)
(158)
Dividends received from subsidiaries (note 1)
(18,304)
(543)
Foreign currency translation on intergroup loans
(93)
(221)
Other non-cash movements
26
123
Movements in working capital
(59)
19
5,790
4,699
Movements in working capital:
Decrease (increase) in inventories
5
(30)
(Increase) decrease in trade and other receivables
(357)
20
Increase in trade and other payables
293
29
(59)
19

P

AngloGold Ashanti Annual Financial Statements 2010
Company financial statements
Figures in million
2010
2009
SA Rands
28 Related parties
Material related party transactions were as follows:
Sales and services rendered to related parties
Joint ventures
137
155
Associates
(5)
(1)
Subsidiaries
369
397
Purchases and services acquired from related parties
Associates
20
16
Subsidiaries
361
290
Outstanding balances arising from sale of goods and services and other loans due by related parties
Joint ventures
21
34
Associates
17
34
Subsidiaries
707
681
Outstanding balances arising from purchases of goods and services and other loans owed to related parties
Subsidiaries
1,316
1,448
Amounts owed to/due by related parties are unsecured and non-interest bearing. Terms relating to associate and joint venture related parties are detailed in note 10.
Management fees, royalties, interest and net dividends from subsidiaries amounts to R17,794m (2009: R40m). Dividends of
R17,693m were received in specie and R611m were received in cash (2009: in cash R1m).
The company has refining arrangements with various refineries around the world including Rand Refinery Limited (Rand
Refinery) in which it holds a 53% interest. Rand Refinery refines all of the group’s South African gold production and some of the group’s African (excluding South Africa) gold production. Rand Refinery charges AngloGold Ashanti Limited a refining fee.
The company did not receive any claims from its insurance subsidiary, AGRe Insurance Company Limited (2009: R68m).
Doubtful debts expensed during the year amounted to R11m (2009: R13m).
Details of guarantees to related parties are included in note 29.
Shareholders
The top 20 shareholders of the company are detailed on page 385.
Refer to page 371 for the list of principal subsidiaries and operating entities.
Company – Notes to the financial statements
For the year ended 31 December

P

Company financial statements
Figures in million
2010
2009
SA Rands
28 Related parties (continued)
Directors and other key management personnel
Details relating to directors’ emoluments and shareholdings in the company are disclosed in the Remuneration and Directors’ reports. (Detailed from page 214).
Compensation to key management personnel included the following:
– short-term employee benefits
97
92
– post-employment benefits
12
13
– share-based payments
9
23
118
128
29 Contractual commitments and contingencies
Operating leases
At 31 December 2010, the company was committed to making the following payments in respect of operating leases for amongst others, the hire of plant and equipment and land and buildings. Certain contracts contain renewal options and escalation clauses for various periods of time.
Expiry:
– within one year
41
18
– between one and two years
42
–
83
18
Finance leases
The company has finance leases for buildings and motor vehicles. The building leases have terms of renewal but no purchase options and escalation clauses. The motor vehicle leases have no purchase option and have escalation clauses. Renewals are at the option of the lessee. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments are as follows:
Present
Present
Minimum
value of
Minimum
value of
Figures in million
payments
payments
payments
payments
SA Rands
2010
2009
Within one year
25
–
25                     –
After one year but not more than five years
127
31
117                    18
More than five years
314
228
349                   240
Total minimum lease payments
466
259
491                   258
Amounts representing finance charges
(207)
–
(233)
–
Present value of minimum lease payments
259
259
258                   258

P

AngloGold Ashanti Annual Financial Statements 2010
Company financial statements
Figures in million
2010
2009
SA Rands
29 Contractual commitments and contingencies (continued)
Capital commitments
Acquisition of tangible assets
Contracted for 177 506
Not contracted for 2,554 4,676
Authorised by the directors 2,731 5,182
Allocated to:
Project capital
– within one year 632 244
– thereafter 608 1,082
1,240 1,326
Stay-in-business capital
– within one year 1,491 3,284
– thereafter – 572
1,491 3,856
Purchase obligations
Contracted for
– within one year 244 95
– thereafter 45 –
289 95
Purchase obligations represent contractual obligations for the purchase of mining contract services, supplies, consumables, inventories, explosives and activated carbon.
To service these capital commitments, purchase obligations and other operational requirements, the company is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the company’s covenant performance indicates that existing financing facilities will be available to meet the commitments detailed above. To the extent that any of the financing facilities mature in the near future, the company believes that sufficient measures are in place to ensure that these facilities can be refinanced.
Summary of contracted uranium sales as at 31 December 2010
Refer to group note 34 for a summary of contracted uranium sales.
Company – Notes to the financial statements
For the year ended 31 December

P

Company financial statements
29 Contractual commitments and contingencies (continued)
Liabilities
Liabilities
included
included
Guarantees
in the
Guarantees
in the
and
statement
and
statement
contin-
of financial                contin-
of financial
Figures in million
gencies
position
gencies            position
SA Rands 2010 2009
Contingent liabilities
Groundwater pollution – South Africa
(1)
– – – –
Deep groundwater pollution – South Africa
(2)
– – – –
ODMWA litigation
(3)
– – – –
Contingent asset
Royalty – Tau Lekoa Gold Mine
(4)
– – – –
Guarantees
Financial guarantees
Convertible bonds
(5)
4,813 309
5,446                   400
Syndicated loan facility
(6)
6,570 363
8,550                     30
Term facility
(7)
– –
1,859                     24
Rated bonds
(8)
6,570 1,704 – –
Mandatory convertible bonds
(9)
5,184 227 – –
Oro Group (Pty) Limited
(10)
100 –
100                      –
Hedging guarantees
Ashanti Treasury Services
(11) (14)
– –
3,293                       –
Geita Management Company
(12) (14)
– –
3,213                       –
AngloGold South America
(13) (14)
– –
1,071                       –
AngloGold USA Trading Company
(13) (14)
– –
1,679                       –
Cerro Vanguardia S.A.
(13) (14)
– – – –
23,237 2,603
25,211                    454
Contingent liabilities
(1)
The company has identified groundwater contamination plumes at its Vaal River and West Wits operations in South Africa, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations.
Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)
The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West
Rand goldfields. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resources and affected mining companies are involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

P

AngloGold Ashanti Annual Financial Statements 2010
Company financial statements
29 Contractual commitments and contingencies (continued)
Contingent asset
(3)
The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the
Supreme Court of Appeals in 2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited. A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the
Constitutional Court was handed down on 3 March 2011.
Following the judgement, Mr Mankayi’s executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of
AngloGold Ashanti.
The company is still studying the details of the Constitutional Court judgement and will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too would be defended by the company and adjudicated by the Courts on their merits. In view of the limitation of current information for the accurate estimation of a possible liability, no reliable estimate can be made for this possible obligation.
(4)
As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the company is entitled to receive a royalty on the production of a total 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed
R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty will be determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties of R21m were received during the year.
Guarantees
(5)
The company has guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the convertible bonds amounting to R5,446m issued during 2009, with a maturity date of 22 May 2014 and a fixed coupon of
3.5% payable semi-annually. The company's obligations regarding the guarantees will be direct, unconditional and unsubordinated.
(6)
The company, together with AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Incorporated, has provided guarantees for all payments and other obligations of the borrowers and the other guarantors under the $1bn four-year syndicated loan facility. The company also guaranteed all payments and other obligations of the wholly owned subsidiaries
AngloGold Ashanti Holdings plc, AngloGold Ashanti Australia Limited and AngloGold Ashanti USA Incorporated regarding the $1,150m syndicated loan facility which was repaid and cancelled during April 2010.
(7)
The company has guaranteed all payments and other obligations of the wholly owned subsidiary AngloGold Ashanti
Holdings plc regarding the $250m term facility which was repaid and cancelled during April 2010.
(8)
The company has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings plc regarding the issued $700m 5.375% rated bonds due 15 April 2020 and the issued $300m 6.5% rated bonds due
15 April 2040.
(9)
The company has fully and unconditionally guaranteed on a subordinated basis all payments and other obligations of
AngloGold Ashanti Holdings Finance plc regarding the $789m 6% mandatory convertible bonds issued during 2010, with a maturity date of 15 September 2013.
(10)
The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of R100m (2009: R100m). The suretyship agreements have a termination notice period of 90 days.
(11)
The company, together with its wholly owned subsidiary, AngloGold Ashanti Holdings plc, has provided guarantees to several counterparty banks for the hedging commitment of its wholly owned subsidiary Ashanti Treasury Services
Limited (ATS).
(12)
The company together with its wholly owned subsidiary, AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterparty banks in which they have guaranteed the due performance by the Geita Management Company
Limited (GMC) of its obligations under or pursuant to the hedging arrangements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due.
(13)
The company has issued gold delivery guarantees to several counterparty banks in which it guarantees the due performance of its subsidiaries AngloGold USA Trading Company, AngloGold South America Limited and Cerro Vanguardia
S.A. under their respective gold hedging agreements.
(14)
At 31 December 2010, the group had no open gold hedge contracts.
Company – Notes to the financial statements
For the year ended 31 December

P

Company financial statements
30 Financial risk management activities
In the normal course of its operations, the company is exposed to gold price, other commodity price, foreign exchange, interest rate, liquidity, equity price and credit risks. In order to manage these risks, the company may enter into transactions which make use of both on- and off-balance sheet derivatives. The company does not acquire, hold or issue derivatives for speculative purposes. The company has developed a comprehensive risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits and controlling and reporting structures.
Managing risk in the company
Risk management activities within the company are the ultimate responsibility of the board of directors. The chief executive officer is responsible to the board of directors for the design, implementation and monitoring of the risk management plan. The newly formed Risk and Information Integrity Committee is responsible for overseeing risk management plans and systems and the Audit and Corporate Governance Committee oversees financial risks which include a review of treasury activities and the company’s counterparties.
The financial risk management objectives of the company are defined as follows:
•
safeguarding the company's core earnings stream from its major assets through the effective control and management of gold price risk, other commodity risk, foreign exchange risk and interest rate risk;
•
effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;
•
ensuring that investment and hedging transactions are undertaken with creditworthy counterparties; and
•
ensuring that all contracts and agreements related to risk management activities are co-ordinated, consistent throughout the company and that they comply where necessary with all relevant regulatory and statutory requirements.
Gold price and foreign exchange risk
Gold price risk arises from the risk of an adverse effect on current or future earnings resulting from fluctuations in the price of gold. The gold market is predominately priced in US dollars which exposes the company to the risk that fluctuations in the
SA rand/US dollar exchange rate may also have an adverse effect on current or future earnings. The company is also exposed to certain by-product commodity price risk.
During the year the company had utilised derivatives as part of its hedging of these risks. In order to provide financial exposure to the rising spot price of gold and the potential for enhanced cash-flow generation the company completed its final tranche of the hedge buy-back programme and settled all forward gold and foreign exchange contracts that had been used by the company in the past to manage those risks. At year-end, there were no net forward sales contracts (2009: 1,189kg), net call options sold (2009: 44,742kg) and net put options sold (2009: 15,381kg) outstanding.
Cash flow hedges
The company's cash flow hedges consist of commodity forward contracts that are used to protect against exposures to variability in future commodity cash flows. The amounts and timing of future cash flows are projected for each portfolio of financial assets and liabilities on the basis of their contractual terms and other relevant factors, including estimates of prepayments and defaults. The contractual cash flows across all portfolios over time form the basis for identifying gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions. Gains and losses are initially recognised directly in other comprehensive income and are transferred to earnings as gold income when the forecast transactions affect the income statement.
The company does not have any cash flow hedge contracts relating to product sales as at 31 December 2010.
The gains and losses on ineffective portions of such derivatives are recognised in the income statement. During the year to
31 December 2010, a loss of nil (2009: R22m) was recognised on non-hedge derivatives and other commodity contracts in the income statement due to hedge ineffectiveness.

P

AngloGold Ashanti Annual Financial Statements 2010
Company financial statements
30 Financial risk management activities (continued)
Non-hedge derivatives
Loss on non-hedge derivatives and other commodity contracts is summarised as follows:
Figures in million
2010
2009
SA Rands
Loss on hedge buy-back costs
(7,631)
–
(Loss) gain on realised non-hedge derivatives and other commodity contracts
(932)
58
Gain (loss) on unrealised non-hedge derivatives and other commodity contracts
7,080
(4,148)
Loss on non-hedge derivatives and other commodity contracts per the income statement
(1,483)
(4,090)
The loss on non-hedge derivatives and other commodity contracts was R1,483m (2009: R4,090m). This was as a result of the accelerated hedge book settlement, normal realised losses on non-hedge derivatives and the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates, volatilities and credit risk compared to the previous year. The realised loss as a result of accelerated settlement of non-hedge derivatives was R7,631m
(2009: nil) and was due to the hedge book elimination that was effected during the current year.
Net open hedge position as at 31 December 2010
As at 31 December 2010, the company had no outstanding commitments against future production as a result of the elimination of the hedge book. At 31 December 2009, the marked-to-market value of all derivatives, irrespective of accounting designation, making up the hedge position was negative R6.98bn based on a gold price of $1,102 per ounce, an exchange rate of $1 = R7.4350 and the market interest rates and volatilities prevailing at that date.
The table below reflects the hedge position as at 31 December 2010.
Summary: All open contracts in the company’s commodity hedge position as at 31 December 2010
Year
2010
2009
US Dollar/Gold
Forward contracts
Amount (kg)
–
2,433
(1)
$/oz
–
$532
(1)
Put options sold
Amount (kg)
–
14,137
$/oz
–
$665
Call options sold
Amount (kg)
–
43,498
$/oz
–
$522
(1)
Represents a net short gold position and net short US dollars position, resulting from both forward sales and purchases for the period.
Company – Notes to the financial statements
For the year ended 31 December

P

Company financial statements
30 Financial risk management activities (continued)
Net open hedge position as at 31 December 2010 (continued)
Summary: All open contracts in the company’s commodity hedge position as at 31 December 2010 (continued)
Year
2010
2009
SA Rand/Gold
Forward contracts
Amount (kg)
–
(1,244)
(2)
R/kg
–
R232,225
(2)
Put options sold
Amount (kg)
–
1,244
R/kg
–
R240,326
Call options sold
Amount (kg)
–
1,244
R/kg
–
R262,832
Total net gold
Delta (kg)
–
(41,235)
(3)
Delta (oz)
–
(1,325,722)
(3)
The open delta hedge position of the company at 31 December 2010 was nil (31 December 2009: 1.33Moz or 41t).
(2)
Represents a net long gold position and net short US dollars/rands position, resulting from both forward sales and purchases for the period.
(3)
The delta of the hedge position indicated above, is the equivalent gold position that would have the same marked-to-
market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2009.
As at 31 December 2010, the company had no open forward exchange or option contracts in its currency and gold hedge position.
The mix of hedging instruments, the volume of production hedged and the tenor of the hedge book is continually reviewed in the light of changes in operational forecasts, market conditions and the company's hedging policy.
Forward sales contracts require the future delivery of the underlying at a specified price.
A put option gives the put buyer the right, but not the obligation, to sell the underlying to the put seller at a predetermined price on a predetermined date.
A call option gives the call buyer the right, but not the obligation, to buy the underlying from the call seller at a predetermined price on a predetermined date.

P

AngloGold Ashanti Annual Financial Statements 2010
Company financial statements
30 Financial risk management activities (continued)
Interest rate and liquidity risk
Refer note 35 in the group financial statements.
The following are the contractual maturities of financial liabilities, including interest payments.
Non-derivative financial liabilities
Between one
Between two
Within one year
and two years
and five years
After five years
Effective
Effective
Effective
Effective
rate
rate
rate
rate
a
Million
%
Million
%
Million
%
Million
%
2010 ZAR
Financial guarantees
(4)
100
–
16,567
3.7
6,570
5.7
Borrowings
745
7.3
28
9.8
99
9.8
314
9.8
Trade and other payables
3,969
–
–
–
2009 ZAR
Financial guarantees
(4)
10,409              1.6
–
5,446
3.5
100
Borrowings
26             9.8
26            9.8
91            9.8
350            9.8
Trade and other payables
1,420
–
–
–
(4)
Not included in the statement of financial position.
Derivative financial assets and (liabilities)
At 31 December 2010, the company had no open hedge and non-hedge contracts as a result of the hedge book elimination.
The following were the undiscounted forecast principal cash flows arising from all derivative contracts included in the statement of financial position (cash flow hedges and non-hedges) as at 31 December 2009 based on scheduled maturity dates:
Between
Between
Within
one and
two and
After
Figures in million
one year
two years
five years
five years
Total
SA Rands
At 31 December 2009
Cash inflows from assets
658
217
93
–
968
Cash outflows from liabilities
(2,172)
(2,694)
(3,746)
–
(8,612)
Net cash outflows
(1,514)
(2,477)
(3,653)
–
(7,644)
Company – Notes to the financial statements
For the year ended 31 December

P

Company financial statements
30 Financial risk management activities (continued)
Credit risk
Refer note 35 in the group financial statements.
The combined maximum credit risk exposure of the company is as follows:
Figures in million
2010
2009
SA Rands
Forward sale commodity contracts
–
944
Total derivatives
–
944
Other investments (note 12)
14
14
Other non-current assets
4
7
Trade and other receivables
413
302
Cash restricted for use
9
8
Cash and cash equivalents (note 18)
1,000
1,720
Total financial assets
1,440
2,995
Financial guarantees
23,237
15,955
Hedging guarantees
–
9,256
Total
24,677
28,206
The company has trade and other receivables that are past due totalling R58m (2009: R153m) and an impairment totalling
R44m (2009: R67m). Trade and other receivables arise mainly due to intergroup transactions. The principal receivables continue to be in a sound financial position. No other financial assets are past due but not impaired.
Fair value of financial instruments
The estimated fair values of financial instruments are determined at discrete points in time based on relevant market information. The estimated fair value of the company’s financial instruments as at 31 December are as follows:
Type of instrument
Carrying
Fair
Carrying
Fair
Figures in million
amount
value
amount
value
SA Rands
2010
2009
Financial assets
Other investments (note 12)
44                    43                   16                   14
Other non-current assets
4                     4
7                     8
Trade and other receivables
413                   413                  302                 302
Cash restricted for use
9                     9                      8                    8
Cash and cash equivalents (note 18)
1,000                1,000                1,720              1,720
Derivatives
–
–
944                  944
Financial liabilities
Borrowings (note 21)
960                   960
258                  258
Trade and other payables
3,969                 3,969
1,737                1,737
Derivatives
–
–
7,948                7,948
The amounts in the tables above do not necessarily agree with the totals in the notes as only financial assets and liabilities are shown.
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash restricted for use, cash and cash equivalents and trade and other payables
The carrying amounts approximate fair value because of the short-term duration of these instruments.

P

AngloGold Ashanti Annual Financial Statements 2010
Company financial statements
30 Financial risk management activities (continued)
Fair value of financial instruments (continued)
Trade and other receivables
The fair value of the non-current portion of trade and other receivables has been calculated using market interest rates.
Investments and other non-current assets
Listed equity investments classified as available-for-sale are carried at fair value while fixed income investments and other non-
current assets are carried at amortised cost. The fair value of fixed income investments and other non-current assets has been calculated using market interest rates. The unlisted equity investment is carried at cost. There is no active market for the unlisted equity investment and fair value cannot be reliably measured.
Borrowings
The interest rate on the borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.
Derivatives
The fair value of derivatives are estimated based on ruling market prices, volatilities, interest rates and credit risk as at
31 December and includes all derivatives carried in the statement of financial position.
The company uses the Black-Scholes option pricing formula to value option contracts. One of the inputs into the model is the level of volatility. These volatility levels are themselves not exchange traded. The company uses volatility inputs supplied by leading market participants (international banks).
There are no open hedge positions as a result of the hedge book elimination during 2010.
Derivative assets (liabilities) comprise the following:
Assets
Liabilities
Cash flow
Non-
Cash flow
Non-
hedge
hedge
hedge
hedge
Figures in million
accounted
accounted
Total
accounted
accounted
Total
SA Rands
2009
2009
Commodity option contracts
–
–
–
–
(6,127)
(6,127)
Forward sale commodity
contracts
–
944                   944                (276)
(1,545)
(1,821)
Total derivatives
–
944
944
(276)
(7,672)
(7,948)
At 31 December 2010, the company had no open derivative positions in the hedge book. The impact of credit risk adjustment totalled R393m at 31 December 2009.
The company uses the following hierarchy for determining and disclosing the fair value of financial instruments:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
Company – Notes to the financial statements
For the year ended 31 December

P

Company financial statements
30 Financial risk management activities (continued)
Fair value of financial instruments (continued)
The following table sets out the company's financial assets and liabilities measured at fair value by level within the fair value hierachy as at 31 December.
Type of instrument
Figures in million
Level 1
Level 2
Level 3
Total
Level 1
Level 2
Level 3
Total
SA Rands 2010 2009
Assets measured at fair
value
Financial assets at fair value
through profit or loss
Forward sale commodity
contracts – non-hedged – – – – –
944                 –
944
Available-for-sale financial assets
Equity securities 29 – – 29 – – – –
Liabilities measured at
fair value
Financial liabilities at
fair value through profit or
loss
Commodity option contracts
– non-hedged – – – – –
6,127                  –
6,127
Forward sale commodity
contracts – non-hedged – – – – –
1,545                  –
1,545
Cash flow hedges
Forward sale commodity
contracts – cash flow
hedged – – – – –
276                  –
276
The amounts in the tables above do not necessarily agree with the totals in the notes as only financial assets and liabilities are shown.

P

AngloGold Ashanti Annual Financial Statements 2010
Company financial statements
30 Financial risk management activities (continued)
Sensitivity analysis
Derivatives
A principal part of the company's management of risk is to monitor the sensitivity of derivative positions in the hedge book to changes in the underlying factors,viz. commodity price, foreign exchange rate and interest rates under varying scenarios.
The following table discloses the approximate sensitivities of the US dollar’s marked-to-market value of the hedge book to key underlying factors at 31 December 2009 (actual changes in the timing and amount of the following variables may differ from the assumed changes below). There are no open hedge positions as a result of the hedge book elimination during 2010.
Cash flow
Total
Change in
hedge
Non-hedge
change in
underlying
accounted
accounted
fair value
factor (+)
million
million
million
SA Rands
2009
Currency (R/$)
Spot(+R1)
–
12
12
Gold price ($/oz)
Spot(+$250)
(93)
(2,492)
(2,585)
ZAR interest rate (%)
IR(+1.5%)
1
–
1
Cash flow
Total
Change in
hedge
Non-hedge
change in
underlying
accounted
accounted
fair value
factor (-)
million
million
million
SA Rands
2009
Currency (R/$)
Spot(-R1)
–
(42)
(42)
Gold price ($/oz)
Spot(-$250)
93
2,170
2,263
ZAR interest rate (%)
IR(-1.5%)
(1)
–
(1)
IR represents interest rate.
Interest rate risk on other financial assets and liabilities (excluding derivatives)
Refer note 35 in the group financial statements.
31 Capital management
Capital is managed on a group basis only and not on a company basis. Refer to note 36 in the group financial statements.
Company – Notes to the financial statements
For the year ended 31 December

P

Principal subsidiaries and operating entities
For the year ended 31 December
Principal subsidiaries are those subsidiaries that hold material contracts and/or act as borrowers and/or guarantors of such material contracts.
Country of
incorporation
Shares held
Percentage held
2010 2009 2010 2009
Principal subsidiaries
AngloGold Ashanti Australia Limited
2 257,462,077 257,462,077 100 100
AngloGold Ashanti Holdings plc 7 4,095,658,550 3,785,771,334 100 100
*723,254,927 *1,304,730,736
AngloGold Ashanti Holdings Finance plc 7 100 100 100 100
AngloGold Offshore Investments Limited 4 1,000 5,000,000 100 100
AngloGold Ashanti USA Incorporated 11 234 234 100 100
*500 *500
Operating entities
(1)
AngloGold Ashanti Córrego do Sitío Mineração S.A. 3 4,167,085,000 833,417,000 100 100
AngloGold Ashanti (Ghana) Limited
(2)
5 132,419,585 132,419,585 100 100
AngloGold Ashanti (Iduapriem) Limited 5 66,270 66,270 100 100
AngloGold Australia (Sunrise Dam) Pty Limited 2 2 2 100 100
AngloGold Namibia (Pty) Limited 9 10,000 10,000 100 100
Cerro Vanguardia S.A. 1 13,875,000 13,875,000 92.50 92.50
AngloGold Ashanti (Colorado) Corp
(3)
11 1,250 1,250 100 100
Geita Gold Mining Limited 10 2 2 100 100
Mineração Serra Grande S.A. 3 499,999,996 499,999,996 50 50
Societé Ashanti Goldfields de Guinée S.A. 6 3,486,134 3,486,134 85 85
Société des Mines de Morila S.A.
(4)
8 400 400 40 40
Société d'Exploitation des Mines d'Or de Sadiola S.A.
(4)
8 38,000 38,000 41 41
Société d'Exploitation des Mines d'Or de Yatela S.A.
(4)
8 400 400 40 40
Teberebie Goldfields Limited 5 2,066,667 2,066,667 100 100
* Indicates preference shares
(1)
All the operating mines in South Africa, namely, Great Noligwa, Kopanang, Moab Khotsong, Mponeng, Savuka, Tau Lekoa (sold
1 August 2010) and TauTona are all held by the parent company, AngloGold Ashanti Limited.
(2)
Operates the Obuasi mine in Ghana, a wholly owned operation.
(3)
Operates the Cripple Creek & Victor gold mine, a wholly owned operation.
(4)
Represents a joint venture entity.
Country of incorporation – key
1
Argentina 7 Isle of Man
2 Australia 8 Mali
3 Brazil 9 Namibia
4 British Virgin Islands (BVI) 10 Tanzania
5 Ghana 11 United States of America
6 Republic of Guinea
The aggregate interest in the net profits and losses in subsidiaries is as follows:
US Dollars millions 2010 2009
Net profits 63 1,090
Net losses (963) (1,449)
(900) (359)
SA Rands millions 2010 2009
Net profits 460 9,099
Net losses (7,033) (12,253)
(6,573) (3,154)
}
}

P

AngloGold Ashanti Annual Financial Statements 2010
Non-GAAP disclosure
Non-GAAP disclosure
For the year ended 31 December
From time to time, AngloGold Ashanti Limited may publicly disclose certain ‘Non-GAAP financial measures’ in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-
GAAP financial measures (headline earnings and gross profit) are used to adjust for fair value movements on the convertible and mandatory bonds as well as the highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
2009
2010
Figures in million
2010
2009
SA Rands
US Dollars
1
Headline loss adjusted for unrealised non-
hedge derivatives, other commodity
contracts and fair value adjustment on the
convertible and mandatory bonds
(1)
(adjusted headline loss)
(6,790)
962
Headline earnings (loss) (group note 13)
122
(852)
(Gain) loss on unrealised non-hedge derivatives and other
8,095
(15,891)
commodity contracts
(2,273)
990
Deferred tax on unrealised non-hedge derivatives and
(1,765)
2,376
other commodity contracts (group note 12)
337
(221)
Fair value adjustment on option component of convertible
249
(39)
bonds
1
33
–
382
Fair value loss on mandatory convertible bonds
55
–
(211)
(12,210)
Adjusted headline loss
(1)
(1,758)
(50)
6,006
17,862
Hedge buy-back and related costs net of taxation
2,545
758
Adjusted headline earnings excluding hedge buy-back
5,795
5,652
costs
787
708
(1)
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts in the income statement comprises the change in fair value of all non-hedge derivatives and other commodity contracts, from the previous reporting date or date of recognition
(if later) through to the current reporting date.
Headline loss adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustment on convertible and mandatory bonds, is intended to illustrate earnings after adjusting for:
– the unrealised fair value change in contracts that were still open at the reporting date as well as the unwinding of the historic marked-to-market value of the positions settled in the period;
– the unrealised fair value change in the option component of the convertible bonds amounted to $1m, R39m (2009: $33m,
R249m);
– the unrealised fair value change on the the mandatory bonds amounted to $55m, R382m (2009: nil)
– the unrealised fair value change in the onerous uranium contracts; and
– the unrealised fair value change of warrants on shares and the embedded derivative.
Management considers this an important measure for investors as it is used to assess the performance of the operations after the removal of certain accounting volatility that does not directly impact the operations.

P

2009
2010
Figures in million                                                                                          2010
2009
SA Rands US Dollars
1
Headline earnings adjusted for unrealised
non-hedge derivatives, other commodity
contracts and fair value adjustment on the
convertible and mandatory bonds
(1)
(adjusted headline earnings) (continued)
(58) (3,283) Cents per share (473) (14)
This calculation is based on adjusted headline loss of
$1,758m, R12,210m (2009: $50m, R211m) and
371,870,821 (2009: 361,228,295) shares being the
weighted average number of ordinary shares in issue
during the financial year.
2
Gross profit (loss) adjusted for unrealised
non-hedge derivatives and other commodity
contracts (adjusted gross (loss) profit)
Reconciliation of gross profit (loss) to gross (loss) profit adjusted for unrealised non-hedge derivatives and other
commodity contracts
(4,409) 7,864 Gross profit (loss) 1,082 (578)
(Gain) loss on unrealised non-hedge derivatives and
8,095 (15,891) other commodity contracts (2,273) 990
Gross (loss) profit adjusted for unrealised non-hedge
3,686 (8,027) derivatives and other commodity contracts
(1)
(1,191) 412
Gross (loss) profit adjusted for unrealised non-hedge
derivatives and other commodity contracts is intended to
illustrate earnings after adjusting for:
– The unrealised fair value change in contracts that were
still open at the reporting date as well as the unwinding
of the historic marked-to-market value of the positions
settled in the period;
– The unrealised fair value change on the onerous
uranium contracts; and
– The unrealised fair value change of warrants on shares
and the embedded derivative.
Gross (loss) profit adjusted for unrealised non-hedge
derivatives and other commodity contracts is analysed by
origin as follows:
2,371 (3,900) South Africa (574) 263
486 (1,896) Continental Africa (287) 52
(112) (1,528) Australasia (216) (17)
2,006 44 Americas (13) 242
Other, including corporate and non-gold producing
244 171 subsidiaries 24 28
4,995 (7,109) (1,066) 568
(1,309) (918) Less equity accounted investments (125) (156)
3,686 (8,027) (1,191) 412

P

AngloGold Ashanti Annual Financial Statements 2010
Non-GAAP disclosure
Non-GAAP disclosure
For the year ended 31 December
2009
2010
Figures in million                                                                                          2010
2009
SA Rands
US Dollars
3
Loss on non-hedge derivatives and other
commodity contracts is summarised as
follows:
Group:
2,476
(2,073)
(Loss) gain on realised non-hedge derivatives
(277)
254
(6,315)
(18,954)
Hedge buy-back costs
(2,698)
(797)
(8,095)
15,891
Gain (loss) on unrealised non-hedge derivatives
2,273
(990)
Loss on non-hedge derivatives and other commodity
(11,934)
(5,136)
contracts per the income statement
(702)
(1,533)
Company:
58
(932)
(Loss) gain on realised non-hedge derivatives
(125)
7
–
(7,631)
Hedge buy-back costs
(1,082)
–
(4,148)
7,080
Gain (loss) on unrealised non-hedge derivatives
1,003
(495)
Loss on non-hedge derivatives and other commodity
(4,090)
(1,483)
contracts per the income statement
(204)
(488)
4
Price received
30,745
38,833
Gold income per income statement
5,334
3,768
(1,056)
(1,173)
Adjusted for non-controlling interests
(161)
(132)
29,689
37,660
5,173
3,636
2,476
(2,073)
(Loss) gain on realised non-hedge derivatives
(277)
254
(6,315)
(18,954)
Hedge buy-back costs
(2,698)
(797)
Associates and equity accounted joint ventures’
shares of gold income including realised non-hedge
2,975
2,420
derivatives
330
357
Attributable gold income including realised non-hedge
28,825
19,053
derivatives
2,528
3,450
142,837
140,240
Attributable gold sold – kg and oz (000)
4,509
4,592
201,805
135,862
Revenue price per unit – R/kg and $/oz
561
751

P

2009
2010
Figures in million                                                                                        2010
2009
SA Rands
US Dollars
5
Total costs
18,905
20,238
Total cash costs (group note 4)
2,778
2,283
Adjusted for non-controlling interests and non-gold
(777)
(642)
producing companies
(90)
(91)
Associates and equity accounted joint ventures’
1,412
1,407
share of total cash costs
193
171
Total cash costs adjusted for non-controlling interests
19,540
21,003
and non-gold producing companies
2,881
2,363
110
166
Retrenchment costs (group note 4)
23
14
182
756
Rehabilitation and other non-cash costs (group note 4)
109
22
4,615
5,022
Amortisation of tangible assets (group note 4)
690
555
18
18
Amortisation of intangible assets (group note 4)
2
2
Adjusted for non-controlling interests and non-gold
(108)
(266)
producing companies
(37)
(12)
Associates and equity accounted joint ventures’
218
105
share of production costs
15
26
Total production costs adjusted for non-controlling
24,575
26,804
interests and non-gold producing companies
3,683
2,970
143,049
140,418
Gold produced – kg and oz (000)
4,515
4,599
136,595
149,577
Total cash cost per unit – R/kg and $/oz
638
514
171,795
190,889
Total production cost per unit – R/kg and $/oz
816
646
6
EBITDA
(1,859)
3,786
Operating profit (loss) per the income statement
518
(209)
4,615
5,022
Amortisation of tangible assets (group note 4)
690
555
18
18
Amortisation of intangible assets (group note 4)
2
2
Net impairments (reversals) of tangible assets (group
(5,115)
634
notes 6, 13, 15 and 24)
91
(683)
–
16
Impairment of investment (group notes 6, 13 and 18)
2
–
(Gain) loss on unrealised non-hedge derivatives and
8,095
(15,891)
other commodity contracts (note 3)
(2,273)
990
6,315
18,954
Hedge buy-back costs (note 3)
2,698
797
Mandatory convertible bond issue discount, underwriting
–
396
and professional fees
56
–
–
21
Exchange effects of equity raising
3
–
728
–
RMB derivative contract buy-back costs
–
94
Loss (profit) on disposal and abandonment of assets (group
(420)
191
note 6)
25
(49)
–
(314)
Profit on disposal of investments (group note 6)
(43)
–
1,394
936
Share of associates’ EBITDA
128
166
13,771
13,769
1,897
1,663
Management considers EBITDA to be an important measure to investors as it is used by the suppliers of funding as a requirement for the calculation of compliance with debt covenants being net debt to EBITDA (covenant threshold 3:1). Net debt to EBITDA for
2010 is 0.68:1 (2009: 0.52:1).

P

AngloGold Ashanti Annual Financial Statements 2010
Non-GAAP disclosure
Non-GAAP disclosure
For the year ended 31 December
2009
2010
Figures in million                                                                                         2010
2009
SA Rands
US Dollars
7
Interest cover
13,771
13,769
EBITDA (note 6)
1,897
1,663
835
834
Finance costs (group note 7)
115
101
135
–
Capitalised finance costs (group notes 7 and 15)
–
15
970
834
115
116
14
17
Interest cover – times
16
14
8
Equity
22,524
27,023
Total equity per statement of financial position
4,113
3,030
–
5,739
Mandatory convertible bonds (group note 26)
(1)
874
–
22,524
32,762
Equity
4,987
3,030
9
Net debt
4,862
11,148
Borrowings – long-term portion
(1)
(group note 26)
1,697
654
9,493
876
Borrowings – short-term portion
(1)
(group note 26)
133
1,277
14,355
12,024
Total borrowings
1,830
1,931
(258)
(259)
Corporate office lease (group note 26)
(39)
(35)
1,019
757
Unamortised portion of the convertible and rated bonds
115
137
(481)
(283)
Cash restricted for use (group note 22)
(43)
(65)
(8,176)
(3,776)
Cash and cash equivalents (group note 23)
(575)
(1,100)
6,459
8,463
Net debt (group note 36)
1,288
868
(1)
The mandatory convertible bonds of $874m, R5,739m are treated as equity and excluded from borrowings.

P

2009
2010
Figures in million                                                                                       2010
2009
SA Rands
US Dollars
10 Net asset value – cents per share
22,524
27,023
Total equity per statement of financial position
4,113
3,030
–
5,739
Mandatory convertible bonds (group note 26)
874
–
22,524
32,762
Total equity
4,987
3,030
Number of ordinary shares in issue (millions) (group
366
384
note 25)
384
366
6,153
8,532
Net asset value – cents per share
1,299
828
Number of ordinary shares in issue consists of:
381,204,080 (2009: 362,240,669) ordinary shares (group
note 25) and 2,806,126 (2009: 3,794,998) E ordinary
shares (group note 25).
11 Net tangible asset value – cents per share
22,524
27,023
Total equity per statement of financial position
4,113
3,030
–
5,739
Mandatory convertible bonds (group note 26)
874
–
(1,316)
(1,277)
Intangible assets (group note 16)
(194)
(177)
21,208
31,485
4,793
2,853
Number of ordinary shares in issue (millions) (group
366
384
note 25)
384
366
5,794
8,199
Net tangible asset value – cents per share
1,248
779
12 Return on equity
Headline loss adjusted for unrealised non-hedge
derivatives, other commodity contracts and fair value
(211)
(12,210)
adjustment on the convertible and mandatory bonds (note 1)
(1,758)
(50)
Finance costs on the mandatory convertible bonds (group
–
72
note 7)
10
–
6,006
17,862
Cost of hedge buy-back net of taxation
2,545
758
Adjusted headline earnings excluding finance costs on
5,795
5,724
mandatory bonds and hedge buy-back costs
797
708
22,524
32,762
Equity (note 8)
4,987
3,030
23,135
27,643
Average equity
4,009
2,771
Note – Equity for 2008 amounted to $2,511m, R23,746m
25
21
Return on equity – %
20
26
Management has stated that it is targeting a return on
capital of 15% and this measure provides investors with
the calculation of management’s performance.

P

AngloGold Ashanti Annual Financial Statements 2010
Non-GAAP disclosure
Non-GAAP disclosure
For the year ended 31 December
2009
2010
Figures in million                                                                                         2010
2009
SA Rands
US Dollars
13 Operating cash flow
Net cash (outflow) inflow from operating activities per
3,781
(5,730)
statement of cash flows
(942)
502
Stay-in-business capital expenditure per statement of
(5,078)
(5,279)
cash flows
(723)
(606)
(1,297)
(11,009)
(1,665)
(104)
14 Cash (utilised) generated to cash invested
Net cash (outflow) inflow from operating activities per
3,781
(5,730)
statement of cash flows
(942)
502
(474)
(846)
Dividends paid
(117)
(56)
3,307
(6,576)
Net cash (utilised) generated
(1,059)
446
(2,000)
(6,362)
Net cash outflow from investing activities
(871)
(195)
1.7
1.0
1.2
2.3
15 Market capitalisation
Number of listed ordinary shares in issue at year-end
362
381
(millions) (group note 25)
381
362
Closing share price as quoted on the JSE and New
306.29
326.90
York Stock Exchange
49.23
40.18
110,951
124,616
Market capitalisation
18,767
14,555
16 Average number of employees
South Africa
35,660
37,425
Continental Africa
15,761
15,267
Australasia
494
1,776
Americas
6,582
5,884
Other, including corporate and non-gold producing
subsidiaries
3,549
3,012
62,046
63,364

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Glossary of terms and Non-GAAP metrics
Adjusted gross margin: Adjusted gross profit (loss) divided by gold sales including realised non-hedge derivatives, expressed as a percentage.
Adjusted gross profit (loss): Gross profit (loss) excluding unrealised non-hedge derivatives and other commodity contracts.
Adjusted headline earnings (loss): Headline earnings (loss) excluding unrealised non-hedge derivatives, fair value adjustments on the mandatory convertible bonds and the option component of the convertible bonds, fair value gain (loss) on interest rate swap, adjustments to other commodity contracts and deferred tax thereon.
All injury frequency rate: The total number of injuries and fatalities that occurs per million hours worked.
Available-for-sale financial asset: A financial asset that has been designated as available-for-sale or a financial asset other than those classified as loans and receivables, held-to-maturity investments or derivative instruments.
Average number of employees: The monthly average number of production and non-production employees and contractors employed during the year, where contractors are defined as individuals who have entered into a fixed-term contract of employment with a group company or subsidiary. Employee numbers of joint ventures represents the group’s attributable share.
BIF: Banded Ironstone Formation. A chemically formed iron-rich sedimentary rock.
By-products: Any products that emanate from the core process of producing gold, including silver, uranium and sulphuric acid.
Calc-silicate rock: A metamorphic rock consisting mainly of calcium-bearing silicates such as diopside and wollastonite, and formed by metamorphism of impure limestone or dolomite.
Capital expenditure: Total capital expenditure on tangible assets which includes stay-in-business and project capital.
Carbon-in-leach (CIL): Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.
Carbon-in-pulp (CIP): Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed on to the carbon. The granules are separated from the slurry and treated in an elution circuit to remove the gold.
Cash flow hedge: A hedge of exposure to variability in cash flows, that is attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.
Comminution: Comminution is the crushing and grinding of ore to make gold available for treatment. (See also “Milling”).
Contained gold: The total gold content (tons multiplied by grade) of the material being described.
Cut-off grade (surface mines): The minimum grade at which a unit of ore will be mined to achieve the desired economic outcome.
Depletion: The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Development: The process of accessing an orebody through shafts and/or tunnelling in underground mining operations.
Discontinued operation: A component of an entity that, pursuant to a single plan, has been disposed of or abandoned or is classified as held for sale until conditions precedent to the sale have been fulfilled.
Doré: Impure alloy of gold and silver produced at a mine to be refined to a higher purity, usually consisting of 85% gold on average.
Electro-winning: A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.

P

AngloGold Ashanti Annual Financial Statements 2010
Glossary of terms and Non-GAAP metrics
Elution: of the gold from the activated carbon into solution before zinc precipitation or electro-winning.
EBITDA: Operating profit (loss) before amortisation of tangible and intangible assets, impairment of tangible and intangible assets, profit (loss) on disposal of assets and investments and unrealised non-hedge derivatives, hedge buy-back and restructuring costs plus the share of associates’ EBITDA, less profit (loss) from discontinued operations.
Effective tax rate: Current and deferred taxation as a percentage of profit before taxation.
Equity: Total equity plus the mandatory convertible bonds. Where average equity is referred to, this is calculated by averaging the figures at the beginning and the end of the financial year.
Feasibility study: A comprehensive design and costing study of the selected option for the development of a mineral project in which appropriate assessments have been made of realistically assumed geological, mining, metallurgical, economic, marketing, legal, environmental, social, governmental, engineering, operational and all other modifying factors, which are considered in sufficient detail to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable) and the factors reasonably serve as the basis for a final decision to proceed with the development of the project. The overall confidence of the study should be stated.
Financial asset: Cash or cash equivalents, an equity instrument, a contractual right to receive cash, or a contractual right to exchange a financial instrument under favourable conditions.
Financial liability: A contractual obligation to pay cash, deliver equity or transfer other benefits or a contractual obligation to exchange a financial instrument under unfavourable conditions. This includes debt.
Gain (loss) on non-hedge derivatives and other commodity contracts: Fair value changes on derivatives that are neither designated as meeting the normal sale exemption under IAS 39, nor designated as cash flow hedges and other commodity contracts.
Gain (loss) on realised non-hedge derivatives: Represents the cash inflow or outflow impact on the income statement of non-
hedge derivatives that were settled during the current year.
Gain (loss) on unrealised non-hedge derivatives and other commodity contracts: This represents the change in fair value, including translation differences, of all open non-hedge derivative positions and adjustments to other commodity contracts from the previous reporting date or date of recognition (if later) through to the current reporting date.
Gold produced: Refined gold in a saleable form derived from the mining process.
Grade: The quantity of gold contained within a unit weight of gold-bearing material generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t).
Held-to-maturity investment: A financial asset with a fixed maturity and fixed or determinable future payments, that management has the positive intent and ability to hold to maturity. The financial asset is classified as a non-current asset, except when it has a maturity within twelve months from the reporting date, in which case it is classified as a current asset.
Indicated Mineral Resource: An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
Inferred Mineral Resource: An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.
Interest cover: EBITDA divided by finance costs.
Glossary of terms and Non-GAAP metrics

P

Leaching: Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon.
Life of mine (LOM): Number of years for which an operation is planning to mine and treat ore, and is taken from the current mine plan.
Loans and receivables: A financial asset with fixed or determinable repayments that are not quoted in an active market, other than, a derivative instrument, or a financial asset classified as available-for-sale.
Marked-to market: The fair value change of all financial instruments since initial recognition, net of premiums.
Measured Mineral Resource: A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and grade continuity.
Metallurgical plant: A processing plant constructed to treat ore and extract gold.
Milling: A process of reducing broken ore to a size at which concentrating can be undertaken. (See also “Comminution”).
Mine call factor: The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.
Mineral deposit: A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the earth’s crust.
Mineral Resource: A ‘Mineral Resource’ is a concentration or occurrence of material of intrinsic economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. A Mineral Resource is subdivided, in order of increasing geological confidence, into Inferred,
Indicated and Measured categories.
Monetary asset: An asset which will be settled in a fixed or easily determinable amount of money.
Net asset value per share: Total equity per the statement of financial position plus the mandatory convertible bonds divided by shares in issue.
Net debt: Borrowings (excluding the Turbine Square Two (Proprietary) Limited lease and the mandatory convertible bonds, adjusted for the unamortised portion of the convertible and rated bonds) less cash.
Net operating assets: Tangible assets, current and non-current portion of inventories, current and non-current trade and other receivables (excluding recoverable tax, rebates, levies and duties), less current and non-current trade, other payables and deferred income (excluding unearned premiums on normal sale extended contracts).
Net tangible asset value per share: Total equity as per the statement of financial position plus the mandatory convertible bonds less intangible assets, divided by the number of ordinary shares in issue.
Normal purchase normal sale exemption (NPSE): Hedge contracts designated as meeting the exemption criteria under
IAS 39.
Operating cash flow: Net cash inflow from operating activities less stay-in-business capital expenditure.
Ore Reserve: An ‘Ore Reserve’ is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate that at the time of reporting, extraction could reasonably be justified. An Ore Reserve is subdivided in order of increasing confidence into Probable Ore Reserve and Proved
Ore Reserve.

P

AngloGold Ashanti Annual Financial Statements 2010
Glossary of terms and Non-GAAP metrics
Ounce (oz) (troy): Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.
Pay limit: The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the sum of total cash costs, closure costs, Ore Reserve development and stay-in-business capital. This grade is expressed as an in situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).
Precipitate: The solid product of chemical reaction by fluids such as the zinc precipitation referred to below.
Prefeasibility study: A comprehensive study of the viability of a range of options for a mineral project that has advanced to a stage at which the preferred mining method in the case of underground mining or the pit configuration in the case of an open pit has been established, and an effective method of mineral processing has been determined. It includes a financial analysis based on realistic assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors that are sufficient for a competent person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.
The overall confidence of the study should be stated. A prefeasibility study is at a lower confidence level than a feasibility study.
Price received ($/oz and R/kg): Attributable gold income including realised non-hedge derivatives divided by attributable ounces or kilograms sold.
Probable Ore Reserve: A ‘Probable Ore Reserve’ is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined.
Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Productivity: An expression of labour productivity based on the ratio of grams of gold produced per month to the total number of employees in mining operations.

Proved Ore Reserve: A ‘Proved Ore Reserve’ is the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.
Project capital: Capital expenditure to either bring a new operation into production; to materially increase production capacity; or
to materially extend the productive life of an asset.
Reclamation: In the South African context, reclamation describes the process of reclaiming slimes (tailings) dumps using high-
pressure water cannons to form a slurry which is pumped back to the metallurgical plants for processing.
Recovered grade: The recovered mineral content per unit of ore treated.
Reef: A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold.
Refining: The final purification process of a metal or mineral.
Region: Defines the operational management divisions within AngloGold Ashanti Limited, namely South Africa, Continental Africa
(Ghana, Guinea, Mali, Namibia and Tanzania), Australasia, and the Americas (Argentina, Brazil and United States of America).
Rehabilitation: The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the South African Department of Mineral Resources, the
US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.
Related party: Parties are considered related if one party has the ability to control the other party or exercise significant influence over the other party in making financial and operating decisions.
Glossary of terms and Non-GAAP metrics

P

Return on equity: headline earnings before finance costs on the mandatory convertible bonds and hedge buy-back costs expressed as a percentage of average equity.
Seismic event: A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.
Shaft: A vertical or subvertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.
Significant influence: The ability, directly or indirectly, to participate in, but not exercise control over, the financial and operating policy decision of an entity so as to obtain economic benefit from its activities.
Smelting: A pyro-metallurgical operation in which gold is further separated from impurities.
Stay-in-business capital: Capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Ore Reserve development and capital expenditure related to safety, health and the environment.
Stope: Underground excavation where the orebody is extracted.
Stoping: The process of excavating ore underground.
Stripping ratio: The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted.
Tailings dam (slimes dam): Dam facilities designed to store discarded tailings.
Tonne: Used in metric statistics. Equal to 1,000 kilograms.
Ton: Used in imperial statistics. Equal to 2,000 pounds. Referred to as a short ton.
Tonnage: Quantity of material measured in tonnes or tons.
Total cash costs: Total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and are inclusive of royalties and production taxes. Amortisation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded.

Total cash costs per ounce are the attributable total cash costs divided by the attributable ounces of gold produced.
Total production costs: Total cash costs plus amortisation, retrenchment, rehabilitation and other non-cash costs. Corporate administration and exploration costs are excluded.

Total production costs per ounce are the attributable total production costs divided by the attributable ounces of gold produced.
Waste: Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.
Weighted average number of ordinary shares: The number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period during which they have participated in the income of the group, and increased by share options that are virtually certain to be exercised.
Yield: The amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne.
Zinc precipitation: Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.

P

AngloGold Ashanti Annual Financial Statements 2010
Glossary of terms and Non-GAAP metrics
Abbreviations
$
United States dollars
A$ or AUD
Australian dollars
ADS
American Depositary Share
ADR
American Depositary Receipt
AIFR
All injury frequency rate
ARS
Argentinean peso
ASX
Australian Securities Exchange
Au
Contained gold
BCM
Bank cubic metres, i.e. ore in the ground
BRL
Brazilian real
bn
Billion
C$ or CAD
Canadian dollars
capex
Capital expenditure
CDI
Chess Depositary Interests
CHF
Swiss francs
CLR
Carbon Leader Reef
FCFA
Franc Communauté Financiére Africaine
FIFR
Fatal injury frequency rate
g
Grams
g/t
Grams per tonne
g/TEC
Grams per total employee costed
GHC, cedi or ¢
Ghanaian cedi
GhDS
Ghanaian Depositary Share
GhSE
Ghana Stock Exchange
HKD
Hong Kong dollar
JORC
Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves
JIBAR
Johannesburg Interbank Agreed Rate
JSE
JSE Limited
King Code
South African King Code on Corporate Governance, 2009 (King III)
kg
Kilograms
LSE
London Stock Exchange
LIBOR
London Interbank Offer Rate
LOM
Life of mine
m
2
/TEC
Square metres per total employee costed
M or m
Metre or million, depending on the context
Moz
Million ounces
Mt
Million tonnes or tons
Mtpa
Million tonnes/tons per annum
N$ or NAD
Namibian dollars
NOSA
National Occupational Safety Association
NYSE
New York Stock Exchange
oz
Ounces (troy)
oz/t
Ounces per ton
R, ZAR or Rand
South African rands
SAMREC
South African Code for the Reporting of Mineral Resources and Mineral Reserves 2007 Edition
SEC
United States Securities and Exchange Commission
SRP
South African Securities Regulation Panel
SOX
Sarbanes-Oxley Act of 2002
t
Tons (short) or tonnes (metric)
tpm
Tonnes/tons per month
tpa
Tonnes/tons per annum
tpd
Tonnes/tons per day
US/USA/United States
United States of America
VCR
Ventersdorp Contact Reef
VCT
Voluntary counselling and testing
Glossary of terms and Non-GAAP metrics

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Shareholders at 31 December
According to information available to the directors, the following are the only shareholders holding, directly or indirectly, in excess of
5% of the ordinary issued share capital of the company:
Ordinary shares held
31 December 2010
31 December 2009
Number % Number %
The Bank of New York Mellon* 167,587,981 43.96 176,762,305 48.79
Paulson & Co., Inc 41,000,000 10.76 42,849,864 11.83
Allan Gray Unit Trust Management Limited 31,668,339 8.31 36,689,809 10.13
Fidelity Management & Research 28,383,749 7.45 – –
*
Shares held through various custodians in respect of ADSs issued by the Bank, as AngloGold Ashanti’s ADS custodian.
Top 20 shareholders
The 20 largest holders of the ordinary share capital of the company as at 31 December 2010 were:
Ordinary shares held
Number %
1. Paulson & Co., Inc. 41,000,000 10.76
2. Allan Gray Unit Trust Management Limited 31,668,339 8.31
3 Fidelity Management & Research 28,383,749 7.45
4. Public Investment Corp. of South Africa 15,593,017 4.09
5. NWQ Investment Management Co. LLC 12,640,631 3.32
6. Tradewinds Global Investors LLC 11,705,520 3.07
7. Government of Ghana 11,257,076 2.95
8. Van Eck Global 11,182,828 2.93
9. Wellington Management Co. LLP 10,509,892 2.76
10. Blackrock Investment Management (UK) Limited 9,822,590 2.58
11. First State Investments International (UK) Limited 9,321,479 2.45
12. Vanguard Group, Inc. 8,055,711 2.11
13. Blackrock Fund Advisors 8,023,092 2.10
14. Franklin Advisers, Inc. 6,966,175 1.83
15. Investec Asset Management (Pty) Limited (South Africa) 6,793,209 1.78
16. Comgest SA 6,741,104 1.77
17. Government of Singapore Investment Corp. Pte Limited 6,061,592 1.59
18. Old Mutual Investment Group South Africa (Pty) Limited 5,489,024 1.44
19. Capital International Research & Management 4,535,237 1.19
20. Northern Cross LLC 4,458,584 1.17
The above list of shareholders may not necessarily reflect the beneficial shareholders.
Shareholder information

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AngloGold Ashanti Annual Financial Statements 2010
Shareholder information
Shareholder information
Analysis of ordinary shareholdings as at 31 December 2010
Number of
% of total
Number of
% of
Size of shareholding
shareholders
shareholders
shares issued   shares issued
1
–
100
2,649
29.27
143,122
0.04
101
–
500
3,841
42.45
868,124
0.23
501
–
1,000
728
8.05
545,931
0.14
1,001
–
5,000
851
9.40
1,926,182
0.51
5,001
–
10,000
192
2.12
1,387,139
0.36
10,001
–
100,000
581
6.42
20,825,694
5.46
Over
100,000
207
2.29
355,507,888
93.26
Total
9,049
100.00
381,204,080
100.00
Shareholder spread at 31 December 2010
Pursuant to the Listings Requirements of the JSE, with the best knowledge of the directors and after reasonable enquiry, the spread of shareholders was as follows:
% of
Number
shares
Number
% of
Class
of shares
issued
of holders
shareholders
Ordinary shares
Non-public shareholders:
– Directors
26,135
0.007
4
0.04
– Strategic holdings
11,257,076
2.95
1
0.01
Public shareholders
369,920,869
97.04
9,044
99.95
Total
381,204,080
100.00
9,049
100.00
A redeemable preference shares
B redeemable preference shares
All shares are held by a wholly owned subsidiary company
}

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Stock exchange listings
The primary listing of the company’s ordinary shares is on the JSE Limited (JSE). Its ordinary shares are also listed on stock exchanges in London, Paris and Ghana, as well as being quoted in Brussels in the form of International Depositary Receipts (IDRs), in New York
in the form of American Depositary Shares (ADSs), in Australia, in the form of CHESS Depositary Interests
(1)
(CDIs) and in Ghana, in
the form of Ghanaian Depositary Shares (GhDSs).
Stock exchange information at 31 December
2010
2009
2008
2007
2006
JSE (Share code: ANG)
Rands per share:
Market price
– high 366.31 369.00 349.00 358.89 387.00
– low 266.40 232.06 150.11 254.00 247.00
– year end 326.90 306.29 252.00 293.00 329.99
Shares traded – 000 270,652 376,590 306,655 216,717 131,476
London Stock Exchange (Share code: AGD)
Pounds per share:
Market price
– high 32.32 28.53 23.08 23.15 34.72
– low 23.15 16.64 9.93 18.43 17.50
– year end 31.79 27.06 16.66 21.25 20.55
Shares traded – 000 2,359 643 5 648 421
Euronext Paris (Share code: VA)
Euros per share:
Market price
– high 38.50 31.40 34.79 37.95 52.15
– low 25.35 17.54 10.46 25.21 28.00
– year end 36.58 28.85 18.20 29.05 35.40
Shares traded – 000 723 1,102 1,926 1,609 1,209
Ghana Stock Exchange (Share code: AGA)
(listing commenced 27 April 2004)
Ghana Cedis per share:
(2)
Market price – high 34.00 30.00 30.00 30.00 30.00
– low 30.00 30.00 30.00 30.00 30.00
– year end 34.00 30.00 30.00 30.00 30.00
Shares traded – 000 9 118 – – 1
Euronext Brussels (Share code: ANG)
Euros per IDR:
Market price
– high 38.00 31.04 34.75 37.55 51.00
– low 25.23 16.83 10.58 25.90 28.10
– year end 36.10 27.85 19.05 30.00 36.00
IDRs traded – 000 596 807 681 704 1,028
Each IDR is equal to one ordinary share
New York Stock Exchange (Share code: AU)
US dollars per ADS:
Market price
– high 52.86 47.52 51.35 49.88 62.20
– low 34.11 27.88 13.37 33.80 35.58
– year end 49.23 40.18 27.71 42.81 47.09
ADSs traded – 000 504,186 706,541 588,403 352,041 348,040
Each ADS is equal to one ordinary share

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AngloGold Ashanti Annual Financial Statements 2010
Shareholder information
Stock exchange information at 31 December continued
2010
2009
2008
2007
2006
Australian Securities Exchange (Share code: AGG)
Australian dollars per CDI:
Market price – high 10.50 11.50 11.31 12.37 16.40
– low 7.65 6.80 4.25 8.85 9.75
– year end 9.84 9.00 7.60 10.10 11.90
CDIs traded – 000 6,023 6,574 5,854 14,993 5,424
Each CDI is equal to one-fifth of one ordinary share
Ghana Stock Exchange (Share code: AADS)
(listing commenced 27 April 2004)
Ghana Cedis per GhDS:
(2)
Market price – high 0.60 0.35 0.35 0.30 0.31
– low 0.30 0.30 0.35 0.30 0.30
– year end 0.60 0.30 0.35 0.30 0.31
GhDSs traded – 000 921 477 183 – –
Each GhDS is equal to one-hundredth of one ordinary share
(1)
Clearing House Electronic Sub-register System.
(2)
Adjusted to address change in currency.
Shareholders’ diary
Financial year-end 31 December 2010
Annual financial statements posting on or about 31 March 2011
Annual general meeting 11:00 SA time 11 May 2011
Quarterly reports Released on or about
– Quarter ended 31 March 2011 11 May 2011
– Quarter ended 30 June 2011 1 August 2011
– Quarter ended 30 September 2011 1 November 2011
– Quarter ended 31 December 2011 *16 February 2012
*
Approximate dates.
Dividends
Last date
to trade
Date
ordinary
Payment
Payment
Dividend
shares cum
date to
date to
Dividend number
declared
dividend
shareholders
ADS holders
Interim – number 108 10 August 2010 27 August 2010 10 September 2010 20 September 2010
Final – number 109 15 February 2011 4 March 2011 18 March 2011 28 March 2011
Interim – number 110 *2 August 2011 *19 August 2011 *2 September 2011 *12 September 2011
*
Approximate dates.
Shareholder information

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Dividend policy
Dividends are proposed by, and approved by the board of directors of AngloGold Ashanti, based on the interim and year-end financial statements. Dividends are recognised when declared by the board of directors of AngloGold Ashanti. AngloGold Ashanti expects to continue to pay dividends, although there can be no assurance that dividends will be paid in the future or as to the particular amounts that will be paid from year to year. The payments of future dividends will depend upon the board’s ongoing assessment of AngloGold
Ashanti’s earnings, after providing for long term growth and cash/debt resources, the amount of reserves available for dividend using going concern assessment and restrictions placed by the conditions of the convertible bonds and other debt facilities and other factors.
Withholding tax
On 21 February 2007, the South African Government announced a proposal to replace the Secondary Tax on Companies with a 10%
withholding tax on dividends and other distributions payable to shareholders. The date for the implementation of the withholding tax on dividends has now been announced as 1 April 2012. Although this may reduce the tax payable by the South African operations of the group, thereby increasing distributable earnings, the withholding tax on dividends will generally reduce the amount of dividends or other distributions received by AngloGold Ashanti shareholders.
Annual general meeting
Shareholders on the South African register who have dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own names in the sub-register maintained by their CSDP) and who wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between them and the CSDP or broker.
Voting rights
The articles of association provide that every member present at a meeting in person or, in the case of a body corporate, represented, is entitled to one vote only on a show of hands. Upon a poll, members present or any duly appointed proxy shall have one vote for every share held. There are no limitations on the right of non-South African shareholders to hold or exercise voting rights attaching to any shares of the company. CDI holders are not entitled to vote in person at meetings, but may vote by way of proxy.
Options granted in terms of the share incentive scheme do not carry rights to vote.
Change of details
Shareholders are reminded that the onus is on them to keep the company, through its nominated share registrars, apprised of any change in their postal address and personal particulars. Similarly, where shareholders received dividend payments electronically (EFT), they should ensure that the banking details which the share registrars and/or CSDPs have on file are correct.
Annual financial statements
Should you wish to receive a printed copy of our 2010 annual financial statements, please request same from the contact persons listed at the end of this report or on the company’s website.

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AngloGold Ashanti Annual Financial Statements 2010
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Notes

AngloGold Ashanti Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
Share codes:
JSE: ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares):
AGA
GhSE (GhDS):
AAD
Euronext Paris:
VA
Euronext Brussels:
ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc.
Offices
Registered and corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155
United Kingdom Secretaries
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani** (Chief Executive Officer)
S Venkatakrishnan* (Chief Financial Officer)
Non-executive
TT Mboweni
†
(Chairman)
R Gasant
†
FB Arisman
#
WA Nairn
†
Prof LW Nkuhlu
†
F Ohene-Kena
+
SM Pityana
†
†
South African
* British
# American
** Australian + Ghanaian
Officers
Company Secretary: Ms L Eatwell
Investor Relations
South Africa
Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
Fax: +27 11 637 6400
E-mail: mbedford@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1 646 717-3978
E-mail: sbailey@AngloGoldAshanti.com
Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
The Bank of New York Mellon (BoNY)
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States
Telephone: +1 800 522 6645 (Toll free in USA)
or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner
Global BuyDIRECTSM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
AngloGold Ashanti.
Telephone: +1-888-BNY-ADRS
General e-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.AngloGoldAshanti.com and
under the “Investors” tab on the main page.
This information is updated regularly. Investors
should visit this website to obtain important
information about AngloGold Ashanti.
Administrative information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 31, 2011
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary